As confidentially submitted to the Securities and Exchange Commission on August 7, 2026.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission. All information herein remains strictly confidential.

File No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Kensington Capital Acquisition Corp. VI*
(Exact name of registrant as specified in its charter)

For Co-Registrants, see “Table of Co-Registrants” on the following page.

Cayman Islands*	6770	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1400 Old Country Road, Suite 301

Westbury, New York 11590

(703) 674-6514

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Justin Mirro

Chief Executive Officer

1400 Old Country Road, Suite 301
Westbury, NY 11590

(703) 674-6514

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Charles A. Samuelson Javad Husain Jennifer E. Graham Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Tel: (212) 837-6000	Ryan Maierson Drew Capurro Brian Umanoff Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 Tel: (714) 540-1235

Approximate date of commencement of proposed sale to the public: As soon as practicable after (i) this registration statement is declared effective and (ii) upon completion of the applicable transactions described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction: ☐

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

* Prior to the consummation of the Business Combination described herein, the Registrant intends to effect a deregistration under Section 206 of the Companies Act (Revised) of the Cayman Islands and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the Registrant’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. All securities being registered will be issued by Kensington Capital Acquisition Corp. VI (after its domestication as a corporation incorporated in the State of Delaware), the continuing entity following the Domestication, which will be renamed “Nth Cycle Holdings, Inc.”

The Registrant and Co-Registrant hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant and Co-Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF CO-REGISTRANTS

Exact Name of Co-Registrant as Specified in its Charter(1)(2)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Nth Cycle, Inc.	Delaware	3341	82-2655755

(1)
The Co-Registrant has the following principal executive office:

Nth Cycle, Inc.

15 Blue Sky Drive

Burlington, MA 01803

(2)
The agent for service for the Co-Registrant is:

c/o Megan O'Connor

Nth Cycle, Inc.

15 Blue Sky Drive

Burlington, MA 01803

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EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, the registrant, Kensington Capital Acquisition Corp. VI (“Kensington”) and the co-registrant, Nth Cycle, Inc. (“Nth Cycle”), for this Confidential Draft Registration Statement on Form S-4 (the “Registration Statement”), are omitting (i) the interim unaudited consolidated financial statements of Kensington as of and for the three-month period ended March 31, 2026, (ii) the interim unaudited condensed consolidated financial statements of Nth Cycle as of and for the three-month period ended March 31, 2026, and (iii) the unaudited pro forma condensed combined balance sheet as of March 31, 2026 and the unaudited pro forma condensed combined statements of operations for the three-months ended March 31, 2026, after giving effect to the Business Combination (as defined in this proxy statement/prospectus), because they relate to historical periods that Kensington and Nth Cycle believe will not be required to be included in the proxy statement/prospectus at the time of the contemplated public filing of the Registration Statement. Kensington and Nth Cycle intend to amend the Registration Statement to include all financial information required by Regulation S-X, at or before the date such amended Registration Statement is publicly filed.

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The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT — SUBJECT TO COMPLETION DATED AUGUST 7, 2026

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF

KENSINGTON CAPITAL ACQUISITION CORP. VI

(A CAYMAN ISLANDS EXEMPTED COMPANY)

PROSPECTUS FOR UP TO SHARES OF COMMON STOCK

AND WARRANTS TO PURCHASE

UP TO 37,600,000 SHARES OF COMMON STOCK

OF

KENSINGTON CAPITAL ACQUISITION CORP. VI

(TO BE RENAMED “NTH CYCLE HOLDINGS, INC.” IN CONNECTION WITH THE

DOMESTICATION IN THE STATE OF DELAWARE AND THE BUSINESS COMBINATION

DESCRIBED HEREIN)

On July 21, 2026, the board of directors (the “Kensington Board”) of Kensington Capital Acquisition Corp. VI, a Cayman Islands exempted company (“Kensington”), unanimously approved the form, terms and provisions of the Business Combination Agreement, dated as of July 21, 2026, by and among Kensington, Homeland Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of Kensington (“Merger Sub I”), Homeland Merger Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of Kensington (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), Nth Cycle, Inc., a Delaware corporation (“Nth Cycle”), and (solely for the limited purposes set forth therein) Kensington Capital Sponsor VI LLC, a Delaware limited liability company (the “Sponsor”), (as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), pursuant to which, among other things and subject to the terms and conditions therein: (1) Kensington will change its jurisdiction of incorporation by deregistering from the Cayman Islands by way of continuation out of the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”, and Kensington after the Domestication, “Post-Domestication Kensington”), (2) Merger Sub I will merge with and into Nth Cycle (the “First Merger”), with Nth Cycle surviving the First Merger as a wholly owned subsidiary of Kensington (Nth Cycle, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”), and immediately following the effectiveness of the First Merger, the Surviving Corporation will merge with and into Merger Sub II (the “Second Merger” and together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Kensington (Merger Sub II, in its capacity as the surviving entity of the Second Merger, is sometimes referred to as the “Nth Cycle OpCo”), and (3) the other transactions contemplated by the Business Combination Agreement and documents related thereto will be consummated (such transactions, together with the Mergers and the Domestication, the “Business Combination” and the consummation of the Business Combination, the “Closing”). In connection with the Business Combination, Kensington will change its name to “Nth Cycle Holdings, Inc.” (such company after the closing of the Business Combination, “New Nth Cycle”). A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

Subject to the satisfaction or waiver of the conditions set forth in the Business Combination Agreement, including approval of Kensington’s shareholders, (a) immediately prior to the Domestication, pursuant to that certain Sponsor Support Agreement, dated as of July 21, 2026 (the “Sponsor Support Agreement”), by and among Kensington, Nth Cycle and Kensington Capital Sponsor VI LLC, a Delaware limited liability company (the “Sponsor”), the holders of the Class B ordinary shares of Kensington, par value $0.0001 per share (each, a “Kensington Class B Share”, and the holders, the “Kensington Class B Shareholders”), will elect to convert each Kensington Class B Share, on a one-for-one basis, into a Class A ordinary share of Kensington, par value $0.0001 per share (each, a “Kensington Class A Share” and together with the Kensington Class B Shares, the “Kensington Ordinary Shares”) (the “Sponsor Share Conversion”); (b) in connection with the Domestication, (i) each of the then issued and outstanding Kensington Class A Shares will convert automatically, on a one-for-one basis, into a share of Post-Domestication Kensington’s common stock, par value $0.0001 per share (the “New Nth Cycle Common Stock”); (ii) each of the then issued and outstanding warrants to purchase Kensington Class A Shares (“Kensington Warrants”) will become automatically exercisable, on a one-for-one basis, for one share of New Nth Cycle Common Stock; (iii) each of the then issued and outstanding units of Kensington sold in Kensington’s initial public offering, each consisting of one Kensington Class A Share, one-quarter of one Class 1 public warrant to purchase one Kensington Class A Share (each, a “Kensington Class 1 Warrant”) and three-quarters of one Class 2 public warrant to purchase one Kensington Class A Share (each, a “Kensington Class 2 Warrant”) (each such unit, a “Kensington Unit”) will convert automatically, on a one-for-one basis, into a unit of Post-Domestication Kensington (each, a “Domesticated Kensington Unit”); and (iv) each of the then issued and outstanding new

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units of Kensington that began trading on April 24, 2026, each consisting of one Kensington Class A Share and three-quarters of one Kensington Class 2 Warrant (the “Kensington New Units”) will convert automatically, on a one-for-one basis, into a new unit of Post-Domestication Kensington (each, a “New Nth Cycle New Unit”).

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, immediately prior to the effective time of the First Merger (the “First Effective Time”):

1)
each convertible promissory note or other agreement or instrument granting any person the right to convert or exchange such instrument into equity securities of Nth Cycle, other than any Nth Cycle warrant to purchase any stock or other equity interests of Nth Cycle (each, a “Nth Cycle Warrant”), any award of restricted shares of Nth Cycle Common Stock subject to vesting and/or a right of repurchase granted pursuant to a Nth Cycle equity incentive plan (each, a “Nth Cycle Restricted Stock Award”), any option to purchase shares of Nth Cycle common stock (each, a “Nth Cycle Option”) or any restricted stock unit in respect of shares of Nth Cycle Common Stock granted pursuant to a Nth Cycle equity incentive plan (each, a “Nth Cycle RSU” (such convertible promissory note or other agreement or instrument, each a “Nth Cycle Convertible Security”), of Nth Cycle that is outstanding immediately prior to the First Effective Time, including all principal and accrued interest thereunder, to the extent applicable, will automatically convert in full into shares of common stock of Nth Cycle, par value $0.0001 per share (“Nth Cycle Common Stock”), in accordance with the terms thereof;
2)
each Nth Cycle Warrant exercisable for Nth Cycle preferred stock (“Nth Cycle Preferred Stock”) that is outstanding and unexercised immediately prior to the First Effective Time will automatically be exercised on a cashless basis in full or be exercised by the holder thereof or otherwise terminate in full, as applicable, in accordance with its terms;
3)
immediately after giving effect to the conversions and exercises or terminations set forth in clauses (1) and (2) above, each issued and outstanding share of Nth Cycle Preferred Stock (including each share of Nth Cycle Preferred Stock issued upon the conversions and exercises described in clauses (1) and (2) above) will automatically convert into such number of shares of Nth Cycle Common Stock into which such shares of Nth Cycle Preferred Stock, as applicable, are convertible in connection with the First Merger pursuant to the organizational documents of Nth Cycle; and
4)
each Nth Cycle Warrant exercisable for Nth Cycle Common Stock that is outstanding and unexercised immediately prior to the First Effective Time shall automatically be exercised, on a cashless basis in full or be exercised by the holder thereof or otherwise terminate in full, as applicable, in accordance with its terms.

Pursuant to the Business Combination Agreement, at the First Effective Time, each share of Nth Cycle Common Stock that is issued and outstanding immediately prior to the First Effective Time but following the conversions described in clauses (1) – (4) above (such conversions collectively referred to as the “Pre-Closing Conversions”) other than any shares of Nth Cycle Common Stock owned by Kensington, Merger Sub I, Merger Sub II, or Nth Cycle immediately prior to the First Effective Time, will be cancelled and converted into the right to receive (A) a number of shares of New Nth Cycle Common Stock equal to the quotient of 50,700,200 divided by the fully diluted capital of Nth Cycle immediately prior to the First Effective Time but following the Pre-Closing Conversions (such quotient, the “Exchange Ratio”) and (B) a contingent right to receive earnout shares following the Closing as described below and in accordance with the Business Combination Agreement (together, the “Merger Consideration”).

Following the Closing, each holder of Nth Cycle Common Stock who receives shares of New Nth Cycle Common Stock as Merger Consideration in connection with the First Merger, together with each holder, as of immediately prior to the Closing, of a Nth Cycle Option, a Nth Cycle RSU or a Nth Cycle Restricted Stock Award (each, a “Nth Cycle Earnout Stockholder”), will have the contingent right to receive such holder’s pro rata portion of two potential tranches of earnout shares, in each case based on such holder’s applicable percentage (its “Nth Cycle Earnout Stockholder Portion”) calculated as (a) the sum of (x) the number of shares of New Nth Cycle Common Stock issued to such holder at the Closing as Merger Consideration and (y) the number of shares of New Nth Cycle Common Stock underlying the securities exchanged for such holder’s Nth Cycle Restricted Stock Award, Nth Cycle Option or Nth Cycle RSU, as applicable, in connection with the First Merger as further described in clauses (2) – (4) below (such exchanged securities, the “New Nth Cycle Securities”), divided by (b) the sum of (i) the aggregate number of shares of New Nth Cycle Common Stock issued as Merger Consideration in connection with the First Merger and (ii) the aggregate number of shares of New Nth Cycle Common Stock underlying all New Nth Cycle Securities issued in connection with the First Merger. The two earnout tranches are: (a) if, at any time during the seven (7) years following the Closing Date, the last reported sale price of the New Nth Cycle Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) days on which New Nth Cycle Common Stock are actually traded on the NYSE (such days, “Trading Days”) within any thirty (30) Trading Day period (the “Trading Earnout Achievement Date”), New Nth Cycle will issue to each Nth Cycle Earnout Stockholder its Nth Cycle Earnout Stockholder Portion of an aggregate 10,000,000 additional shares of New Nth Cycle Common Stock (the “Trading Earnout Consideration”); and (b) if, at any time during the seven (7) years following the Closing Date, Nth Cycle achieves mechanical completion of its first major black mass refinery in the United States with a minimum capacity of 6,000 tonnes per year (“tpy”) (the “Refinery Earnout Achievement Date”), New Nth Cycle will issue to each Nth Cycle Earnout Stockholder its Nth Cycle Earnout Stockholder Portion of an aggregate 10,000,000 additional shares of New Nth Cycle Common Stock (the “Refinery Earnout

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Consideration” and, together with the Trading Earnout Consideration, the “Earnout Consideration”), resulting in the issuance of up to 20,000,000 additional shares of New Nth Cycle Common Stock in the aggregate (the “Earnout Shares”), in each case on the terms and subject to the conditions set forth in the Business Combination Agreement.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, at the First Effective Time:

1)
each share of Nth Cycle Common Stock that is owned by Kensington, the Merger Subs, or Nth Cycle immediately prior to the First Effective Time but following the Pre-Closing Conversions (each, an “Excluded Share”) will be canceled and will cease to exist and no consideration will be delivered in exchange therefor;
2)
each outstanding and unvested Nth Cycle Restricted Stock Award will be assumed and automatically converted by New Nth Cycle into (i) on the same terms and conditions (including vesting terms) as were applicable to the corresponding Nth Cycle Restricted Stock Award immediately prior to the First Effective Time, a restricted stock award covering a number of shares of New Nth Cycle Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Nth Cycle Common Stock subject to such Nth Cycle Restricted Stock Award immediately prior to the First Effective Time and (B) the Exchange Ratio (a “Kensington Restricted Stock Award”), and (ii) the contingent right to receive the Nth Cycle Earnout Stockholder Portion of the Earnout Shares in accordance with the Business Combination Agreement;
3)
each outstanding and unexercised Nth Cycle Option, whether vested or unvested, will be assumed and automatically converted by New Nth Cycle into (i) on the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding Nth Cycle Option immediately prior to the First Effective Time, an option to acquire that number of shares of New Nth Cycle Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Nth Cycle Common Stock subject to such Nth Cycle Option immediately prior to the First Effective Time and (B) the Exchange Ratio, at an exercise price per share of New Nth Cycle Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Nth Cycle Common Stock of such Nth Cycle Option by (y) the Exchange Ratio, and (ii) the contingent right to receive the Nth Cycle Earnout Stockholder Portion of the Earnout Shares in accordance with the Business Combination Agreement; and
4)
each outstanding Nth Cycle RSU will be assumed and automatically converted by New Nth Cycle into (i) on the same terms and conditions (including vesting and settlement terms) as were applicable to the corresponding Nth Cycle RSU immediately prior to the First Effective Time, a restricted stock unit covering that number of shares of New Nth Cycle Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Nth Cycle Common Stock subject to such Nth Cycle RSU immediately prior to the First Effective Time and (B) the Exchange Ratio, and (ii) the contingent right to receive the Nth Cycle Earnout Stockholder Portion of the Earnout Shares in accordance with the Business Combination Agreement.

At the First Effective Time, by virtue of the First Merger and without any further action on the part of Kensington, the Merger Subs, Nth Cycle or any holder of Domesticated Kensington Units or New Nth Cycle New Units, (i) the exercise period of any Kensington Class 2 Warrant that becomes exercisable for New Nth Cycle Common Stock in connection with the Domestication (each, a “Domesticated Kensington Class 2 Warrant”) (or fraction thereof) that is attached to a share of New Nth Cycle Common Stock that is redeemed in accordance with the Business Combination Agreement will (without any further action) be terminated; (ii) there will be no distinction between the Kensington Class 1 Warrants that become exercisable for New Nth Cycle Common Stock in connection with the Domestication (each, a “Domesticated Kensington Class 1 Warrant”) and the Domesticated Kensington Class 2 Warrants whose Exercise Period is not terminated pursuant to the preceding clause (i) (the “Domesticated Kensington Public Warrants”); and (iii) the Domesticated Kensington Units and the New Nth Cycle New Units will cease to trade, and the New Nth Cycle Common Stock and the New Nth Cycle Public Warrants will separately trade. This proxy statement/prospectus covers (A) shares of New Nth Cycle Common Stock that are to be issued or may be issuable (including (i) up to 32,857,142 shares of New Nth Cycle Common Stock upon the conversion of Kensington Ordinary Shares into New Nth Cycle Common Stock, (ii) up to shares of New Nth Cycle Common Stock as consideration in the First Merger, (iii) up to 37,600,000 shares of New Nth Cycle Common Stock issuable upon exercise of the New Nth Cycle Warrants, and (iv) up to shares of New Nth Cycle Common Stock issuable as Earnout Shares), and (B) up to 37,600,000 New Nth Cycle Warrants upon the conversion of Kensington Warrants.

The obligations of Kensington and Nth Cycle to consummate the Business Combination are subject to the satisfaction or waiver of other customary closing conditions, including without limitation: (i) the adoption and/or approval, as applicable, by Kensington’s shareholders (the “Kensington Shareholder Approval”) of (A) the Business Combination Agreement and the Business Combination in accordance with applicable law and exchange rules and regulations, (B) the Domestication, (C) the proposed charter and the bylaws of New Nth Cycle upon Domestication, including any separate or unbundled advisory proposals as are required to implement the foregoing, (D) the issuance of shares of New Nth Cycle Common Stock, as required by NYSE Listing Rule 312.03, (E) the equity incentive plan of New Nth Cycle as described in the Business Combination Agreement, (F) the appointment of director nominees in accordance with the terms in the Business Combination Agreement, (G) any other proposals as the SEC (or staff member thereof) may indicate are necessary in

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its comments to this proxy statement/prospectus, and (H) any other proposals as reasonably agreed to by the parties to the Business Combination Agreement to be necessary or appropriate in connection with the Business Combination (such proposals in (A) through (H), together, the “Transaction Proposals”), (ii) the approval of the Business Combination Agreement and the Business Combination (including the Mergers) by the affirmative vote or written consent of the stockholders of Nth Cycle, pursuant to the terms and in accordance with satisfaction of the conditions of the organizational documents of Nth Cycle and applicable law, (iii) no adverse law or order, (iv) the Registration Statement of which this proxy statement/prospectus forms a part becoming effective, (v) approval of the listing of the New Nth Cycle Common Stock on the NYSE (as defined below), subject to satisfaction of the round lot holders requirement for initial listing, (vi) the accuracy of the representations and warranties and the performance of the covenants and agreements of each of the parties to the Business Combination Agreement, in each case subject to certain qualifiers, (vii) the delivery of customary closing documents and the duly executed lock-up agreements (described below), (viii) the expiration of all waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act (the “HSR Act”), if any, with respect to the Business Combination, and (ix) the completion of the Domestication.

The Kensington Units, Kensington New Units, Kensington Class A Shares and Kensington Warrants (collectively, the “Public Securities”) are currently listed on the New York Stock Exchange (“NYSE”) under the symbols “KCAC.U,” “KCA.U,” “KCAC,” and “KCAC.W,” respectively. Pursuant to the terms of the Business Combination Agreement, as a closing condition, the New Nth Cycle Common Stock issued as merger consideration must be conditionally approved for listing on NYSE, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. Following the Closing, the New Nth Cycle Common Stock and the New Nth Cycle Warrants are intended to be listed, subject to NYSE approval, under the proposed symbols “NTH” and "NTH.W”, respectively. It is important for you to know that, at the time of Kensington’s extraordinary general meeting, the parties may not have received from NYSE either confirmation of the listing of the New Nth Cycle Common Stock or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the Business Combination Agreement. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived or is subject to an exception and therefore the New Nth Cycle Common Stock would not be listed on any nationally recognized securities exchange.

In connection with Kensington’s initial public offering consummated on March 5, 2026 (the “IPO”), the Sponsor, and Kensington’s directors and executive officers entered into letter agreements to vote their Kensington Ordinary Shares in favor of the Business Combination Proposal (as defined herein). Further, concurrently with the execution of the Business Combination Agreement, the Sponsor, Kensington and Nth Cycle entered into the Sponsor Support Agreement, pursuant to which the Sponsor agreed to vote its shares in favor of all proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owned approximately 30% of the total outstanding Kensington Ordinary Shares.

There are no agreements, arrangements, or understandings between the Sponsor and Kensington, its officers, directors, or affiliates with respect to determining whether to proceed with the Business Combination or any other initial business combination.

Material Financing Transactions

Simultaneously with the consummation of the IPO, the Sponsor purchased 11,533,333 warrants (the “Private Placement Warrants”) in a private placement, at a price of $0.43 per warrant, generating total proceeds of $5,000,000 and the underwriters in the IPO purchased an aggregate of 3,066,667 Private Placement Warrants in a private placement, at a price of $0.75 per warrant, generating total proceeds of $2,300,000.

Since the IPO, there has not been any material financing of Kensington. However, if necessary in order to fund working capital deficiencies or finance transaction costs in connection with the Business Combination, the Sponsor, or certain of Kensington’s officers and directors or their affiliates, may, but are not obligated to, loan funds to Kensington as may be required. If Kensington completes the Business Combination or another initial business combination, it would repay such loaned amounts. In the event that the Business Combination or another initial business combination does not close, Kensington may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $2,000,000 of such working capital loans may be convertible into working capital warrants that are substantially identical to the Private Placement Warrants at a price of $0.50 per warrant at the option of the lender. As of March 31, 2026, Kensington had $200,000 outstanding under the Working Capital Loans that may be convertible into working capital warrants that are substantially identical to the Private Placement Warrants at a price of $0.50 per warrant.

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The Sponsor has informed Kensington of the following: that the Sponsor intends to convert the loan into 400,000 warrants on the same terms as the Private Placement Warrants (as contemplated by the Kensington Warrant Agreement pursuant to which the Private Placement Warrants were issued) at the same time the Business Combination is completed and for such warrants to be issued equally to Kensington Capital Partners, LLC, which is the managing member of Kensington’s Sponsor and an affiliate of Justin Mirro, Kensington’s Chief Executive Officer and Chairman (“Kensington Capital Partners”) and DEHC LLC, an affiliate of Daniel Huber, Kensington’s Chief Financial Officer ("DEHC"), each of which had advanced one-half of such amount to the Sponsor in order for the loan to be made.

In connection with the transactions contemplated by the Business Combination Agreement, on July 21, 2026, Kensington and the accredited investors named therein (the “PIPE Investors”) entered into certain securities purchase agreements (the “PIPE Subscription Agreements”). Pursuant to the PIPE Subscription Agreements, the PIPE Investors agreed, among other things, to purchase, at Closing, 4,000,000 shares of New Nth Cycle Common Stock for a PIPE Investment Amount of $40,000,000, in exchange for cash (such investment, the “PIPE Investment”).

Compensation of the Sponsor and its Affiliates

In connection with the Business Combination, the Sponsor will receive (i) up to 9,857,142 shares of New Nth Cycle Common Stock upon the conversion of 9,857,142 Founder Shares, which were initially purchased in a private placement that closed prior to the IPO for approximately $0.003 per share (such number of shares subject to reduction in accordance with the Sponsor Lock-Up Agreement (defined herein)) and (ii) 11,533,333 New Nth Cycle Warrants (each such warrant to become exercisable for one share of New Nth Cycle Common Stock at $11.50 per share), which were initially purchased in a private placement that closed concurrently with the IPO for $0.43 per warrant. See “Questions and Answers — What is the effective purchase price attributed to the New Nth Cycle Common Stock to be received by the Public Shareholders and the Sponsor?”

Commencing March 3, 2026, we agreed to pay each of Kensington Capital Partners and DEHC $20,000 per month for 18 months, in each case for certain administrative and other services, with any unpaid amounts becoming due and payable upon the consummation of an initial business combination.

Other than as described above, as of the date of this proxy statement/prospectus, no compensation of any kind, including finder’s and consulting fees, have been paid to the Sponsor, members of our management team, or any of their affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, Kensington may pay consulting, success or finder fees to these entities or individuals, or their respective affiliates in connection with the consummation of the Business Combination, and Kensington may engage the Sponsor or an affiliate of the Sponsor as an advisor or otherwise in connection with the Business Combination and certain other transactions and pay such person or entity a salary or fee in an amount that constitutes a market standard for comparable transactions. Except as set out in the immediately preceding sentence, as of the date of this proxy statement/prospectus, no terms for any such arrangements have been determined and no written agreements exist with respect to such arrangements. Additionally, these entities or individuals may be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. As of the date of this proxy statement/prospectus, there are no out-of-pocket expenses to be reimbursed. The reimbursement of expenses and advances and the securities issued to the Sponsor may result in a material dilution of the equity interests of non-redeeming Public Shareholders. See “The Business Combination Proposal — Interests of Certain Kensington Persons in the Business Combination” and “Information About Kensington — Executive and Director Compensation”.

Potential Conflicts of Interest in Connection with the Business Combination

There may be actual or potential material conflicts of interest between or among (i) the Sponsor, Kensington’s officers and directors, Nth Cycle’s officers and directors and (ii) unaffiliated security holders of Kensington. Such conflicts of interest may include a material conflict of interest arising in determining whether to proceed with the Business Combination, the compensation of Kensington’s directors and officers and the compensation of the Sponsor and Kensington in connection with the Business Combination. See “The Business Combination Proposal — Interests of Certain Kensington Persons in the Business Combination”. Nth Cycle’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of the Kensington shareholders and warrant holders generally. See “Interests of Directors and Executive Officers in the Business Combination”.

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Extraordinary General Meeting

Kensington will hold an extraordinary general meeting (the “extraordinary general meeting”) to consider matters relating to the Business Combination and vote on the Transaction Proposals at 10:00 a.m., Eastern Time, on , 2026. For the purposes of the Cayman Constitutional Documents, the physical location of the extraordinary general meeting will be at the offices of Hughes Hubbard & Reed LLP at One Battery Park Plaza, New York, New York 10004. You or your proxyholder will be able to attend and vote at the extraordinary general meeting online by visiting and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the extraordinary general meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the accompanying proxy statement/prospectus.

After careful consideration, the Kensington Board has unanimously approved the Business Combination Agreement and the proposals described in this proxy statement/prospectus. The Kensington Board has also determined that it is in the best interests of Kensington to complete the Business Combination. For more information, see “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination”. The Kensington Board recommends that you vote “FOR” each proposal described in this proxy statement/prospectus.

If you have any questions or need assistance voting your Kensington Ordinary Shares, please contact , our proxy solicitor, by calling , or by emailing . The notice of the extraordinary general meeting and the proxy statement/prospectus relating to the Business Combination will be available at .

This proxy statement/prospectus provides shareholders of Kensington with detailed information about the Business Combination and other matters to be considered at the extraordinary general meeting of Kensington. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. It also contains or references information about Kensington, Nth Cycle and New Nth Cycle and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, when you consider the recommendation regarding these proposals by Kensington Board, you should keep in mind that the Sponsor and Kensington’s directors and officers have interests in the Business Combination that are different from or in addition to, or may conflict with, your interests as a shareholder. For instance, the Sponsor and Kensington’s officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating Kensington. See “The Business Combination Proposal — Interests of Certain Kensington Persons in the Business Combination” for a further discussion of these considerations. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page 22 of the accompanying proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated , 2026 and is first being mailed to Kensington’s shareholders on or about , 2026.

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PRELIMINARY PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED AUGUST 7, 2026

KENSINGTON CAPITAL ACQUISITION CORP. VI

1400 Old Country Road, Suite 301

Westbury, NY 11590

NOTICE OF EXTRAORDINARY GENERAL MEETING TO BE HELD ON , 2026

TO THE SHAREHOLDERS OF KENSINGTON CAPITAL ACQUISITION CORP. VI:

You are cordially invited to attend the extraordinary general meeting of Kensington Capital Acquisition Corp. VI, a Cayman Islands exempted company (“Kensington”), to be held at 10:00 a.m., Eastern Time, on , 2026, at the offices of Hughes Hubbard & Reed LLP located at 1 Battery Park Plaza, New York, NY 10004, and virtually via live webcast at . The extraordinary general meeting will be held for the following purposes:

Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the Business Combination Agreement, dated as of July 21, 2026, by and among Kensington, Homeland Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Kensington (“Merger Sub I”), Homeland Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Kensington (“Merger Sub II”), Nth Cycle, Inc., a Delaware corporation (“Nth Cycle”), and (for the limited purpose set forth therein) Kensington Capital Sponsor VI LLC, a Delaware limited liability company (the “Sponsor”), pursuant to which, among other things and subject to the terms and conditions therein, Merger Sub I will merge with and into Nth Cycle, with Nth Cycle continuing as the surviving company (the “First Merger” and the effective time of such First Merger, the “First Effective Time”); and then Nth Cycle will immediately thereafter merge with and into Merger Sub II, with Merger Sub II continuing as the surviving company (the “Second Merger”; the First Merger and the Second Merger are referred to as the “Mergers”) but will change its name to Nth Cycle, LLC. Following consummation of the Mergers, Nth Cycle will become a wholly-owned subsidiary of Kensington. We refer to this proposal as the “Business Combination Proposal”. A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

Proposal No. 2 — The Domestication Proposal — To consider and vote upon a proposal to approve, by special resolution, the domestication of Kensington as a Delaware corporation (the “Domestication”), which will be accomplished by de-registering Kensington from the Register of Companies in the Cayman Islands and transferring by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate and domesticate as a Delaware corporation in accordance with the amended and restated memorandum and articles of association of Kensington (as may be amended from time to time, the “Cayman Constitutional Documents”), Section 388 of the Delaware General Corporation Law (the “DGCL”) and Part XII of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”). The Domestication will be effected at least one day prior to the Closing by Kensington filing (a) all applicable documents required to be filed and paying all applicable fees required to be paid, and causing the satisfaction of all other conditions to deregistration required to be satisfied, in each case, under Section 206 of the Companies Act, and (b) a certificate of corporate domestication and the proposed new certificate of incorporation of New Nth Cycle (the “Proposed Charter”) with the Delaware Secretary of State. Upon the effectiveness of the Domestication, Kensington will re-domicile as and become a Delaware corporation and all outstanding securities of Kensington will convert to outstanding securities of New Nth Cycle, as described in more detail in the accompanying proxy statement/prospectus. We refer to this proposal as the “Domestication Proposal”.

Proposal No. 3 — The Stock Issuance Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, including for purposes of complying with the Section 312.03 of the NYSE Listed Company Manual, the issuance by New Nth Cycle of (A) shares of New Nth Cycle Common Stock to the PIPE Investors pursuant to the PIPE Subscription Agreements; and (B) up to an estimated shares of New Nth Cycle Common Stock to the Nth Cycle Stockholders in connection with the Business Combination. We refer to this proposal as the “Stock Issuance Proposal”.

Proposal No. 4 — Organizational Documents Proposal — To consider and vote upon a proposal to approve, by special resolution, the Proposed Charter and the proposed new bylaws (the “Proposed Bylaws” and, together with the Proposed Charter, the “Proposed Organizational Documents”) of New Nth Cycle in connection with the Domestication. We refer to this proposal as the “Organizational Documents Proposal”. The form of each of the Proposed Charter and the Proposed Bylaws is attached to the accompanying proxy statement/prospectus as Annex B and Annex C, respectively.

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Proposal No. 5 — The Advisory Organizational Documents Proposals — To consider and vote upon the following six separate proposals (collectively, the “Advisory Organizational Documents Proposals”) to approve on an advisory, non-binding basis by special resolution the following material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents:

Advisory Organizational Documents Proposal 5A — Under the Proposed Organizational Documents, New Nth Cycle would be authorized to issue (A) shares of New Nth Cycle Common Stock and (B) shares of New Nth Cycle Preferred Stock.

Advisory Organizational Documents Proposal 5B — The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Advisory Organizational Documents Proposal 5C — The Proposed Charter would require the affirmative vote of at least two-thirds of the total voting power of all then-outstanding shares of New Nth Cycle to amend, alter, repeal or rescind certain provisions of the Proposed Charter.

Advisory Organizational Documents Proposal 5D — The Proposed Charter would require the affirmative vote of at least two-thirds of the outstanding shares entitled to vote at an election of directors, voting together as a single class, to remove a director, only for cause.

Advisory Organizational Documents Proposal 5E — The Proposed Charter would prohibit stockholder action by written consent in lieu of a meeting and require stockholders to take action at an annual or special meeting.

Advisory Organizational Documents Proposal 5F — The Proposed Charter would (1) change the corporate name from “Kensington Capital Acquisition Corp. VI” to “Nth Cycle Holdings, Inc.”, (2) make New Nth Cycle’s corporate existence perpetual and (3) remove certain provisions related to Kensington’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

Proposal No. 6 — New Nth Cycle Incentive Plan Proposal — To consider and vote upon a proposal, by ordinary resolution, that the New Nth Cycle Incentive Plan be adopted and approved. We refer to this proposal as the “New Nth Cycle Incentive Plan Proposal”.

Proposal No. 7 — The Adjournment Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with the approval of one or more proposals at the extraordinary general meeting, (ii) if Kensington determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Domestication, the Mergers or any other Transaction. We refer to this proposal as the “Adjournment Proposal”.

These items of business are described in the accompanying proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.

Only holders of record of Class A ordinary shares, par value $0.0001 per share, of Kensington (the “Kensington Class A Shares”) and the Kensington Class B Shares (together with the Kensington Class A Shares, the “Kensington Ordinary Shares”) at the close of business on , 2026 (the “Record Date”), are entitled to notice of and to have their votes counted at the extraordinary general meeting and any adjournment of the extraordinary general meeting.

The approval of each of the Domestication Proposal, the Organizational Documents Proposal and the Advisory Organizational Documents Proposals requires a special resolution, being the affirmative vote of holders of a majority of at least two-thirds of the Kensington Ordinary Shares, who being present in person or by proxy and entitled to vote at an extraordinary general meeting, vote at the extraordinary general meeting.

The approval of each of the Business Combination Proposal, the Stock Issuance Proposal, the New Nth Cycle Incentive Plan Proposal and the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Kensington Ordinary Shares, who, being present in person or by proxy and entitled to vote at an extraordinary general meeting, vote at the extraordinary general meeting. The Business Combination was not structured to require the approval of at least a majority of Kensington’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.

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The accompanying proxy statement/prospectus and proxy card are being provided to Kensington’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournment of the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, all of Kensington’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page 22 of the accompanying proxy statement/prospectus.

After careful consideration, the board of directors of Kensington (the “Kensington Board”) has unanimously approved and determined to be in the best interests of Kensington and its shareholders the Business Combination and unanimously recommends that shareholders vote “FOR” the Business Combination Proposal and “FOR” all other proposals presented to Kensington’s shareholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the Kensington Board, you should keep in mind that the Sponsor and Kensington’s directors and officers, and/or their affiliates, have interests in the Business Combination that may conflict with your interests as a shareholder. For instance, the Sponsor and Kensington’s officers and directors, and/or their affiliates, will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating Kensington. See “Proposal No.1 — The Business Combination Proposal — Interests of Certain Kensington Persons in the Business Combination” for a further discussion of these considerations.

In connection with the Business Combination, certain related agreements have been or will be entered into on or prior to the closing of the Business Combination, including the Registration Rights Agreement, the Sponsor Support Agreement, the Sponsor Lock-Up Agreement, the Stockholder Support Agreement, the Stockholder Lock-Ups and the PIPE Subscription Agreements (each as defined in the accompanying proxy statement/prospectus). See “Proposal No.1 — The Business Combination Proposal — Related Agreements” and “Certain Relationships and Related Person Transactions” in the accompanying proxy statement/prospectus for more information.

Pursuant to the Cayman Constitutional Documents, a holder of Kensington Class A Shares sold as part of the units offered by Kensington in its initial public offering (the “IPO,” and the Kensington Class A Shares offered therein, the “Public Shares,” and holders of such shares, the “Public Shareholders”) may request to redeem all or a portion of such holder’s Public Shares for cash if the Business Combination is consummated. In order to exercise your redemption rights with respect to your Public Shares, you must separate the Kensington Units and receive the underlying Public Shares and warrant components. It is Kensington's understanding that this separation generally takes at least two business days to complete. As such, to the extent you desire to exercise your redemption right, it is important that this separation occurs a sufficient amount of time in advance of the redemption deadline to ensure you are able to timely submit the Public Shares for redemption. Once separated, you may exercise your redemption right with respect to the underlying Public Shares by timely submitting such shares for redemption.

Redemption rights are not available to holders of Kensington Warrants in connection with the Business Combination.

In order to exercise your redemption rights with respect to your Public Shares, you must, prior to 5:00 p.m., Eastern time, on , 2026 (two business days before the extraordinary general meeting), both:

•
submit a written request that Kensington redeem your Public Shares for cash, which written request must identify yourself as a beneficial holder and provide your legal name, phone number and address, to Continental Stock Transfer & Trust Company, Kensington’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, NY 10004

Attention: SPAC Redemption Team

E-mail: spacredemptions@continentalstock.com

•
deliver your Public Shares either physically or electronically through DTC's DWAC system to Kensington's transfer agent. Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent. It is Kensington's understanding that shareholders should generally allot at least one week to obtain physical certificates from the transfer agent. However, Kensington does not have any control over this process and it may take longer than one week. Shareholders who hold their shares in street name will have to coordinate with their broker, bank or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

Public Shareholders may elect to redeem Public Shares regardless of if or how they vote in respect of the Business Combination Proposal, and regardless of whether they hold Public Shares on the Record Date. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank.

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If a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, and Kensington initiates the redemption of Public Shares in connection with the Business Combination (the “Redemption”) pursuant to the Cayman Constitutional Documents, Kensington will redeem such Public Shares for a per-share redemption price, payable in cash, equal to a per-share redemption price, payable in cash, equal to the aggregate amount then deposited in the trust account established at the consummation of the IPO (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to Kensington to pay Kensington's taxes, net of taxes payable, divided by the number of then issued Public Shares (the “Redemption Price”). For illustrative purposes, based on the Trust Account balance of approximately $232.6 million as of June 30, 2026, this would have amounted to approximately $10.11 per Public Share. Kensington cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in our securities when our shareholders wish to sell their shares. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. Any request to redeem Public Shares, once made, may be withdrawn, only with Kensington’s consent, until the Redemption. If a Public Shareholder delivers its shares in connection with an election to redeem and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may request that Kensington instruct Continental to return the shares (physically or electronically). The holder can make such request by contacting Continental, at the address or email address listed in the accompanying proxy statement/prospectus. See “Extraordinary General Meeting of Kensington — Redemption Rights” of the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and each director and officer of Kensington have agreed to, among other things, vote in favor of the Business Combination, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any Kensington Ordinary Shares held by them. None of Kensington’s Sponsor, directors or officers received separate consideration for their waiver of redemption rights. As of the Record Date, Kensington’s Sponsor, directors and officers owned an aggregate of 9,857,142 Kensington Ordinary Shares, representing approximately 30.0% of the total outstanding Kensington Ordinary Shares.

The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including without limitation: (i) approval of the Condition Precedent Proposals by Kensington’s Shareholders, (ii) the approval of the Business Combination Agreement and the Business Combination (including the Mergers) by the affirmative vote or written consent of the stockholders of Nth Cycle, pursuant to the terms and in accordance with satisfaction of the conditions of the organizational documents of Nth Cycle and applicable law, (iii) no adverse law or order, (iv) the Registration Statement becoming effective, (v) approval of the listing of the New Nth Cycle Common Stock on the NYSE, subject to satisfaction of the initial listing requirements, (vi) the accuracy of the representations and warranties of each party to the Business Combination Agreement and the performance of the covenants and agreements of the parties, in each case subject to certain qualifiers, (vii) the delivery of customary closing documents and the duly executed lock-up agreements, (viii) the expiration of all waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), if any, with respect to the Business Combination, and (ix) the completion of the Domestication. We cannot assure you as to whether these conditions will be satisfied or waived.

The Kensington Units, Kensington Class A Shares, Kensington New Units and Kensington Warrants are currently listed on the NYSE under the symbols “KCAC.U,” “KCAC,” “KCA.U,” and “KCAC.W,” respectively. Pursuant to the terms of the Business Combination Agreement, as a closing condition, the New Nth Cycle Common Stock issued as merger consideration must be conditionally approved for listing on the NYSE, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. Following the Closing, the New Nth Cycle Common Stock and New Nth Cycle Warrants are intended to be listed, subject to NYSE approval, under the proposed symbols “NTH” and “NTH.W”, respectively. It is important for you to know that, at the time of Kensington’s extraordinary general meeting, the parties may not have received from the NYSE either confirmation of the listing of the New Nth Cycle Common Stock and New Nth Cycle Warrants or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the Business Combination Agreement. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived or is subject to an exception and therefore the New Nth Cycle Common Stock and/or New Nth Cycle Warrants would not be listed on any nationally recognized securities exchange.

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Material Financing Transactions

Simultaneously with the consummation of Kensington’s IPO, the Sponsor purchased 11,533,333 Private Placement Warrants in a private placement, at a price of approximately $0.43 per warrant, generating total proceeds of $5,000,000 and the underwriters in the IPO purchased an aggregate of 3,066,667 Private Placement Warrants in a private placement, at a price of $0.75 per warrant, generating total proceeds of $2,300,000.

Since Kensington’s IPO, there has not been any material financing of Kensington. However, if necessary in order to fund working capital deficiencies or finance transaction costs in connection with the Business Combination, the Sponsor, certain of Kensington’s officers and directors or their affiliates may, but are not obligated to, loan funds to Kensington as may be required. If Kensington completes the Business Combination or another initial business combination, it would repay such loaned amounts. In the event that the Business Combination or another initial business combination does not close, Kensington may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment.

As of March 31, 2026, the Sponsor has made Working Capital Loans of $200,000 to Kensington. Such Working Capital Loans may be repaid out of the proceeds of the Trust Account released to Kensington or converted into warrants of the post-Business Combination entity at a price of $0.50 per warrant, such warrants to be identical to the Private Placement Warrants. The Sponsor has informed Kensington of the following: that the Sponsor intends to convert such amount into 400,000 warrants on the same terms as the Private Placement Warrants (as contemplated by the Kensington Warrant Agreement pursuant to which the Private Placement Warrants were issued) at the same time the Business Combination is completed and for such warrants to be issued equally to Kensington Capital Partners and DEHC, each of which had advanced one-half of such amount to the Sponsor in order for the loan to be made.

In connection with the transactions contemplated by the Business Combination Agreement, on July 21, 2026, Kensington entered into certain Securities Purchase Agreements (the “PIPE Subscription Agreements”) with certain accredited investors named therein (collectively, the “PIPE Investors”). Pursuant to the PIPE Subscription Agreements, the PIPE Investors agreed, among other things, to purchase at Closing, 4,000,000 shares of New Nth Cycle Common Stock at $10.00 per share, for an aggregate purchase price of $40,000,000.

Compensation of the Sponsor and its Affiliates

In connection with the Business Combination, the Sponsor will receive (i) up to 9,857,142 shares of New Nth Cycle Common Stock upon the conversion of the 9,857,142 Founder Shares, which were initially purchased in a private placement that closed prior to the IPO for approximately $0.003 per share (with up to 2,439,643 of such shares being subject to forfeiture based on redemptions, and an aggregate of 4,928,571 of such shares being subject to forfeiture unless, within seven years after the Closing Date, there is either a Change of Control (as defined in the Sponsor Lock-Up Agreement) or the last reported sales price of the New Nth Cycle Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period), and (ii) 11,533,333 New Nth Cycle Warrants in exchange for its 11,533,333 Private Placement Warrants.

Commencing March 3, 2026, we agreed to pay each of Kensington Capital Partners and DEHC $20,000 per month for 18 months, in each case for certain administrative and other services, with any unpaid amounts becoming due and payable upon the consummation of an initial business combination.

Other than as described above, no compensation of any kind, including finder’s and consulting fees, have been paid or will be paid to the Sponsor, members of our management team, or any of their affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, Kensington may pay consulting, success or finder fees to these entities or individuals, or their respective affiliates in connection with the consummation of the Business Combination, and Kensington may engage the Sponsor or an affiliate of the Sponsor as an advisor or otherwise in connection with the Business Combination and certain other transactions and pay such person or entity a salary or fee in an amount that constitutes a market standard for comparable transactions. Except as set out in the immediately preceding sentence, as of the date of this proxy statement/prospectus, no terms for any such arrangements have been determined and no written agreements exist with respect to such arrangements. Additionally, these entities or individuals may be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. As of the date of this proxy statement/prospectus, there are no out-of-pocket expenses to be reimbursed. The reimbursement of expenses and advances and the securities issued to the Sponsor may result in a material dilution of the equity interests of non-redeeming Public Shareholders. See “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Kensington Persons in the Business Combination” and “Information About Kensington — Executive and Director Compensation”.

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Potential Conflicts of Interest in Connection with the Business Combination

There may be actual or potential material conflicts of interest between or among (i) the Sponsor, Kensington’s officers and directors, Nth Cycle’s officers and directors, or any affiliates thereof, on the one hand, and (ii) unaffiliated security holders of Kensington, on the other hand. Such conflicts of interest may include a material conflict of interest arising in determining whether to proceed with the Business Combination, the economic interests of the Sponsor, Kensington’s and Nth Cycle’s directors and officers and certain of their respective affiliates in connection with the Business Combination. See “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Kensington Persons in the Business Combination” and “Interests of Directors and Executive Officers in the Business Combination”.

For terms used in this notice but not otherwise defined herein, please refer to the Frequently Used Terms section of the accompanying proxy statement/prospectus.

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting or any adjournment thereof. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting, and if the other conditions to closing are satisfied or waived. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal. The Advisory Organizational Documents Proposals and the Adjournment Proposal are not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

If you are a shareholder entitled to attend and vote at this extraordinary general meeting, you may appoint a proxy or proxies to vote on your behalf. A proxy need not be a shareholder of Kensington.

If you sign, date and return your proxy card signed and without indicating how you wish to vote, your proxy card will appoint Justin Mirro and Dan Huber as your proxy to vote your shares in their discretion. Justin Mirro and Dan Huber will vote “FOR” each of the proposals described in this notice, and in accordance with their judgment on any other matters that may properly come before the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO CONTINENTAL THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND DELIVER YOUR PUBLIC SHARES TO CONTINENTAL, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS ABANDONED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE EXTRAORDINARY GENERAL MEETING — REDEMPTION RIGHTS” IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

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On behalf of the Kensington Board, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Name:	Justin Mirro
Title:	Chief Executive Officer and Chairman

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated , 2026 and is first being mailed to shareholders on or about , 2026.

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REFERENCES TO ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus incorporates important information that is not included in or delivered with the accompanying proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.

You may request copies of the accompanying proxy statement/prospectus or other information concerning Kensington, without charge, by written request to 1400 Old Country Road, Suite 301, Westbury, New York 11590; or , our proxy solicitor, by calling , or by emailing , or from the SEC through the SEC website at the address provided above.

In order for you to receive timely delivery of the documents in advance of the extraordinary general meeting of Kensington to be held on , 2026, you must request the information no later than five business days prior to the date of the extraordinary general meeting, by , 2026.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and “Kensington” refer to Kensington Capital Acquisition Corp. VI. Prior to the Domestication, Kensington is an exempted company incorporated under the laws of the Cayman Islands. Following the Domestication, subject to shareholder approval, Kensington will be a corporation incorporated under the laws of the State of Delaware and will be renamed “Nth Cycle Holdings, Inc.” Kensington, following the Domestication, is referred to in this document as Post-Domestication Kensington, and, following the Closing, is referred to in this document as New Nth Cycle.

In this document:

“ ” means , our proxy solicitor.

“Adjournment Proposal” means the proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary or appropriate, to permit further solicitation of proxies or otherwise facilitate the consummation of the Business Combination.

“Advisory Organizational Documents Proposals” means the six separate proposals in connection with the replacement of the Cayman Constitutional Documents that Kensington’s shareholders are asked to consider and vote upon and approve on a non-binding advisory basis by special resolution.

“Antitrust Division” means the Antitrust Division of the Department of Justice.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means that certain Business Combination Agreement, attached to this proxy statement/prospectus as Annex A, dated as of July 21, 2026, by and among Kensington, Homeland Merger Sub, Inc., Homeland Merger Sub II, LLC, Nth Cycle, and (solely for the limited purposes set forth therein) the Sponsor.

“Business Combination Proposal” means the proposal to approve by ordinary resolution the adoption of the Business Combination Agreement and the Business Combination.

“Cayman Constitutional Documents” means the existing amended and restated memorandum and articles of association of Kensington, as it may be amended, restated, supplemented or otherwise modified from time to time, under the Companies Act.

“CFIUS” means the Committee on Foreign Investment in the United States.

“Closing” means the closing of the Business Combination.

“Closing Date” means the day of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Condition Precedent Proposals” means the Business Combination Proposal, Domestication Proposal, the Organizational Documents Proposal and the Stock Issuance Proposal and each other proposal that is a condition to the consummation of the Business Combination.

“Continental” means Continental Stock Transfer & Trust Company, a New York corporation.

“critical materials” means per the U.S. Energy Act of 2020 any non-fuel mineral, element, substance, or material that the Secretary of Energy determines: (i) has a high risk of supply chain disruption and (ii) serves an essential function in one or more energy technologies, including technologies that produce, transmit, store, and conserve energy.

“DEHC” means DEHC LLC, an affiliate of Daniel Huber, Kensington's Chief Financial Officer.

“DGCL” means the Delaware General Corporation Law.

“Disclosure Schedules” means the disclosure schedules to the Business Combination Agreement.

“DLLCA” means the Delaware Limited Liability Company Act.

“Domesticated Kensington Common Stock” means, following the Domestication, common stock of Kensington, par value $0.0001 per share.

“Domestication” means the deregistering of Kensington from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware and domesticating as a Delaware corporation under the applicable provisions of the Companies Act and the DGCL and all matters necessary or ancillary thereto.

“Domestication Proposal” means the proposal to approve by special resolution, pursuant to the power contained in clause 6 of Kensington’s Memorandum of Association and in the manner required by Article 47 of Kensington’s Articles of Association, that Kensington be registered by way of continuation and domesticated as a corporation incorporated under the laws of the State of Delaware, pursuant to Section 206 and 207 of the Companies Act (as amended) of the Cayman Islands and the laws of the State of Delaware, including Section 388 of the General Corporation Law of the State of Delaware.

“Earnout Consideration” means the Trading Earnout Consideration and the Refinery Earnout Consideration.

“Exchange Ratio” means the quotient obtained by dividing (x) 50,700,200, by (y) an amount equal to, without duplication, the aggregate number of shares of Nth Cycle Common Stock that are issued and outstanding immediately prior to the First Effective Time, assuming the exercise, exchange or conversion of all securities that are exercisable or exchangeable for, or convertible into, Nth Cycle Common Stock, including all shares subject to Nth Cycle Restricted Stock Awards, Nth Cycle Options, Nth Cycle RSUs, Nth Cycle Preferred Stock and Nth Cycle Warrants, in each case determined using the “treasury stock” method.

“Excluded Share” means a share of Nth Cycle Common Stock that is owned by Kensington, the Merger Subs or Nth Cycle (in treasury or otherwise) immediately prior to the First Effective Time.

“extraordinary general meeting” means that certain extraordinary general meeting to be held by Kensington to consider matters relating to the Business Combination at 10:00 a.m., Eastern Time, on , 2026.

“First Effective Time” means the time at which Merger Sub I and Nth Cycle shall consummate the First Merger.

“First Merger” means the merger of Merger Sub with and into Nth Cycle, with Nth Cycle surviving the merger as a wholly-owned subsidiary of Kensington (“Surviving Corporation”).

“Founder Shares” means the 9,857,142 Kensington Class B Shares originally issued to the Sponsor prior to the IPO for an aggregate purchase price of $25,000, which shares will, immediately prior to the Domestication and pursuant to the Sponsor Support Agreement, convert on a one-for-one basis into Kensington Class A Shares.

“FTC” means the Federal Trade Commission.

“HSR Act” means the Hart-Scott-Rodino Act of 1976.

“Hughes Hubbard” means Hughes Hubbard & Reed LLP, counsel to Kensington.

“Interim Redemption Scenario” means the hypothetical scenario in which 9,750,000 Public Shares, representing 50% of the Public Shares assumed to be redeemed in the Maximum Redemption Scenario, are redeemed.

“IPO” means the initial public offering of Kensington.

“Kensington” means Kensington Capital Acquisition Corp. VI, a Cayman Islands exempted company.

“Kensington Capital Partners” means Kensington Capital Partners, LLC, which is the managing member of Kensington's Sponsor and is controlled by Justin Mirro, our Chairman and Chief Executive Officer.

“Kensington Class 1 Warrants” means the Class 1 public warrants to purchase Kensington Class A Shares contemplated by the Kensington Warrant Agreement.

“Kensington Class 2 Warrants” means the Class 2 public warrants to purchase Kensington Class A Shares contemplated by the Kensington Warrant Agreement.

“Kensington Class A Shares” means, prior to the Domestication, the Class A ordinary shares of Kensington, of a par value of $0.0001 per share.

“Kensington Class B Shares” means, prior to the Domestication, the Class B ordinary shares of Kensington, of a par value of $0.0001 per share.

“Kensington New Units” means one Kensington Class A Share and three-quarters (3/4) of one Kensington Class 2 Warrant, which exists as a result of the separation of one-quarter (1/4) of one Kensington Class 1 Warrant from a Kensington Original Unit.

“Kensington Original Units” means the units issued in Kensington’s IPO, each consisting of one Kensington Class A Share, one-quarter (1/4) of one Kensington Class 1 Warrant and three-quarters (3/4) of one Kensington Class 2 Warrant.

“Kensington Ordinary Shares” means the Kensington Class A Shares and the Kensington Class B Shares.

“Kensington Warrant Agreement” means the Warrant Agreement dated March 3, 2026 between Kensington and Continental Stock Transfer & Trust Company, as warrant agent.

“Kensington Warrants” means the warrants contemplated by the Kensington Warrant Agreement.

“Latham” means Latham & Watkins LLP, counsel to Nth Cycle.

“Letter Agreement” means the Letter Agreement, dated as of March 3, 2026, by and among Kensington, the Sponsor and certain of Kensington’s current and former officers and directors.

“Lock-up Agreements” means the Sponsor Lock-up Agreement and the Seller Lock-up Agreement.

“Lock-Up Holders” means the equityholders of Nth Cycle who will enter into Seller Lock-up Agreements.

“Lock-Up Shares” means the shares of New Nth Cycle Common Stock to be received by the Lock-Up Holders in the Business Combination.

“Malware” means computer viruses or malicious code.

“Maximum Redemption Scenario” means the hypothetical scenario in which 19,500,000 Public Shares are redeemed, representing the maximum number of Public Shares that may be redeemed (at a redemption price of $10.00 per share) while still satisfying the Minimum Cash Condition (assuming $40 million is funded in the PIPE Investment).

“Merger Sub I” means Homeland Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Kensington.

“Merger Sub II” means Homeland Merger Sub II, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Kensington.

“Mergers” means the First Merger and Second Merger.

“Minimum Cash Condition” means the closing condition in the Business Combination Agreement, waivable by Nth Cycle, that the aggregate amount of (x) cash in the Trust Account that will be available to the Company for unrestricted use after giving effect to any redemption rights for Public Shares that are actually perfected, plus (y) the aggregate amount of cash proceeds received from the PIPE Investors, shall be at least $75 million dollars in the aggregate.

“New Nth Cycle” means Kensington following the Domestication and the Closing.

“New Nth Cycle Common Stock” means the common stock of New Nth Cycle, par value $0.0001 per share.

“New Nth Cycle Incentive Plan” means the Nth Cycle 2026 Incentive Award Plan.

“No Redemption Scenario” means the hypothetical scenario in which no Public Holders exercise their right to have their Public Shares redeemed for their pro rata share of the Trust Account.

“Nth Cycle” means Nth Cycle, Inc., a Delaware corporation.

“Nth Cycle Common Stock” means the common stock of Nth Cycle, par value of $0.0001 per share.

“Nth Cycle Earnout Stockholder” means (i) a stockholder of Nth Cycle who received one or more shares of Domesticated Kensington Common Stock pursuant to the Business Combination Agreement or (ii) any holder, as of immediately prior to the Closing, of a Nth Cycle Option, Nth Cycle RSU or Nth Cycle Restricted Stock Award.

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“Nth Cycle Earnout Stockholder Portion” means, with respect to any Nth Cycle Earnout Stockholder, a percentage determined by dividing (a) the aggregate number of shares of Domesticated Kensington Common Stock issued to such Nth Cycle Earnout Stockholder at Closing pursuant to the Business Combination Agreement plus the aggregate number of shares underlying such Nth Cycle Earnout Stockholder’s Kensington Restricted Stock Awards, Kensington Options and Kensington RSUs, as applicable, issued pursuant to the Business Combination Agreement and (b) the total number of shares of Domesticated Kensington Common Stock issued pursuant to the Business Combination Agreement plus the aggregate number of shares of Domesticated Kensington Common Stock underlying Kensington Restricted Stock Awards, Kensington Options, Kensington RSUs and Kensington Warrants issued pursuant to the Business Combination Agreement that are outstanding immediately after the First Effective Time.

“Nth Cycle Incentive Plan” means each of Nth Cycle’s 2020 Stock Incentive Plan, as amended from time to time, and the Nth Cycle 2024 Stock Incentive Plan, as amended from time to time.

“Nth Cycle, LLC” means the Surviving LLC.

“Nth Cycle Option” means each option to purchase shares of Nth Cycle Common Stock, granted pursuant to a Nth Cycle Incentive Plan.

“Nth Cycle Preferred Stock” means the Nth Cycle Series A Preferred Stock, the Nth Cycle Series B Preferred Stock and the Nth Cycle Series Seed Preferred Stock.

“Nth Cycle Restricted Stock Award” means an award of restricted shares of Nth Cycle Common Stock subject to vesting and/or a right of repurchase granted pursuant to a Nth Cycle Incentive Plan (including as a result of any early exercise of a Nth Cycle Option).

“Nth Cycle RSU” means each restricted stock unit to acquire a share of Nth Cycle Common Stock, granted pursuant to a Nth Cycle Incentive Plan.

“Nth Cycle Stockholders” means the stockholders of Nth Cycle.

“Nth Cycle Warrants” means all warrants to purchase any stock or other equity interests of Nth Cycle.

“NYSE” means the New York Stock Exchange LLC.

“Organizational Documents Proposal” means the proposal before Kensington’s shareholders to adopt the Proposed Organizational Documents.

“PCAOB” means the Public Accounting Oversight Board (United States).

“PIPE Investment” means the agreements by PIPE Investors to purchase an aggregate 4,000,000 shares of New Nth Cycle Common Stock from New Nth Cycle for $10.00 per share, substantially concurrently with the Closing.

“PIPE Investment Amount” means the aggregate gross purchase price received by Kensington prior to or substantially concurrently with Closing for the shares in the PIPE Investment.

“PIPE Investors” means the certain accredited investors signatory to the PIPE Subscription Agreements.

“PIPE Subscription Agreements” means the Securities Purchase Agreements, dated July 21, 2026, by and between Kensington and the respective PIPE Investors.

“Post-Domestication Warrants” means the warrants exercisable for shares of New Nth Cycle Common Stock issued upon the conversion of the Kensington Warrants in connection with the Domestication.

“Private Placement Warrants” means, collectively, the Sponsor Private Placement Warrants and the Underwriter Private Placement Warrants.

“Proposed Bylaws” means the proposed new bylaws of New Nth Cycle pursuant to the DGCL, attached to this proxy statement/prospectus as Annex C.

“Proposed Charter” means the proposed new certificate of incorporation of New Nth Cycle pursuant to the DGCL, attached to this proxy statement/prospectus as Annex B.

“Proposed Organizational Documents” means the Proposed Bylaws and Proposed Charter, together.

“Public Shareholders” means the holders of Public Shares of Kensington.

“Public Shares” means the Kensington Class A Shares initially sold in Kensington’s initial public offering.

“Public Warrants” means the Kensington Class 1 Warrants and Kensington Class 2 Warrants.

“Record Date” means , 2026.

“Refinery Earnout Consideration” means if, at any time during the seven (7) years following the Closing Date, New Nth Cycle achieves mechanical completion of its first major black mass refinery in the United States with a minimum capacity of 6,000 tpy (such time when the foregoing is first satisfied, the “Refinery Earnout Achievement Date”), a number of shares of New Nth Cycle Common Stock equal to (A) the percentage equal to the Nth Cycle Earnout Stockholder Portion multiplied by (B) 10,000,000, which Kensington shall promptly issue to each Nth Cycle Earnout Stockholder upon the Refinery Earnout Achievement Date.

“Registration Rights Agreement” means the amended and restated registration rights agreement to be entered into by and among New Nth Cycle, the Sponsor, the Sponsor Holders listed thereto and the Nth Cycle Holders listed thereto at the Closing.

“Rule 144” means Rule 144 under the Securities Act.

“Second Effective Time” means the time at which Merger Sub II and the Surviving Corporation shall consummate the Second Merger.

“Second Merger” means the merger of the Surviving Corporation with and into Merger Sub II, with Merger Sub II surviving the merger, resulting in a combined company whereby Merger Sub II will survive the merger and become a wholly-owned subsidiary of Kensington, and substantially all of the assets and the business of the combined company will be held and operated by Merger Sub II (“Surviving LLC”).

“Seller Lock-Up Agreement” means the lock-up agreement that Kensington, the Sellers and the other parties thereto will enter into in connection with the consummation of the Transactions, simultaneously with the closing.

“Sellers” means the holders of equity securities of Nth Cycle, collectively.

“Sponsor” means Kensington Capital Sponsor VI LLC, a Delaware limited liability company.

“Sponsor Lock-up Agreement” means the lock-up and vesting agreement that the Sponsor and Kensington will enter into in connection with the consummation of the Transactions, simultaneously with the Closing.

“Sponsor Lock-Up Shares” means the 9,857,142 shares of Kensington Common Stock, par value $0.0001 per share, of New Nth Cycle that were issued upon the conversion, in connection with the Domestication, of the then issued and outstanding Kensington Class B Shares into Kensington Class A Shares on a one-for-one basis, and thereafter into shares of Common Stock on a one-for-one basis.

“Sponsor Private Placement Warrants” means the 11,533,333 private placement warrants purchased by the Sponsor simultaneously with the closing of the IPO.

“Sponsor Share Conversion” means the conversion of Kensington Class B Shares into Kensington Class A Shares on a one-for-one basis, immediately prior to the Domestication, in accordance with the Sponsor Support Agreement.

“Sponsor Support Agreement” means that certain Sponsor Support Agreement, dated as of July 21, 2026, by and among Sponsor, Nth Cycle, Kensington, and the other parties thereto, and attached hereto as Annex D.

“Stock Issuance Proposal” means the proposal to approve the issuance of shares of New Nth Cycle Common Stock in connection with the Business Combination and related transactions as required by Section 312.03 of the NYSE Listed Company Manual.

“Stockholder Support Agreement” means that certain Voting and Support Agreement, dated as of July 21, 2026, by and among Nth Cycle, Kensington, and the other parties thereto, and attached hereto as Annex E.

“Trading Earnout Consideration” means if at any time during the seven (7) years following the Closing Date the last reported sale price of Domesticated Kensington Common Stock reported by Bloomberg (or, if not available, by another authoritative source) equals or exceeds $15.00 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within any thirty (30) Trading Day period (such time when the foregoing is first satisfied, the “Trading Earnout Achievement Date”), a number of shares of Domesticated Kensington Common Stock equal to (A) the percentage equal to the Nth Cycle Earnout Stockholder Portion multiplied by (B) 10,000,000, which Kensington shall promptly issue to each Nth Cycle Earnout Stockholder upon the Trading Earnout Achievement Date.

“Transactions” means the Mergers, the Domestication and the other transactions contemplated by the Business Combination Agreement and the other agreements and instruments contemplated by the Business Combination Agreement.

“Trust Agreement” means the Investment Management Trust Agreement, dated as of March 3, 2026, by and between Kensington and Continental, as trustee.

“Trust Account” means the trust account of Kensington that holds the proceeds from the IPO and certain of the proceeds from the sale of the Private Placement Warrants.

“Underwriter Private Placement Warrants” means the 3,066,667 private placement warrants purchased by the underwriters simultaneously with the closing of the IPO.

“Working Capital Loans” means the working capital loans that Kensington incurred or may incur that may be converted at the option of the lender into warrants, with identical terms as the Private Placement Warrants, each exercisable for one Kensington Class A Share at a price of $0.50 per warrant.

MARKET AND INDUSTRY DATA

Information contained in this proxy statement/prospectus concerning the market and the industry in which Nth Cycle competes, including its market position, general expectations of market opportunity, size and growth rates, is based on information from various third-party sources, on assumptions made by Nth Cycle based on such sources and Nth Cycle’s knowledge of the markets for its services and solutions. This information and any estimates provided herein involve numerous assumptions and limitations, and you are cautioned not to give undue weight to such information. Third-party sources generally state that the information contained in such source has been obtained from sources believed to be reliable, but that there can be no assurance as to the accuracy or completeness of such information. We have not independently verified this third-party information. The industry in which Nth Cycle operates is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this proxy statement/prospectus are subject to change based on various factors, including those described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors — Risks Related to Nth Cycle’s Business, Technology and Operations” beginning on page 41 of this proxy statement/prospectus and elsewhere in this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements. These forward-looking statements include, without limitation, statements relating to expectations for future financial performance, business strategies or expectations for Kensington’s, Nth Cycle’s and New Nth Cycle’s respective business, and the timing for and ability of Nth Cycle and Kensington to complete the Business Combination. These statements are based on the beliefs and assumptions of the management of Nth Cycle and Kensington. Although Nth Cycle and Kensington believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Nth Cycle nor Kensington can assure you that either will achieve or realize these plans, intentions or expectations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement/prospectus, words such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “strive,” “target,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus may include, for example, statements about Nth Cycle and Kensington prior to the Business Combination and the Company following the Business Combination, including:

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the ability to satisfy the closing conditions to the Business Combination, including approval by shareholders of Nth Cycle;
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the ability to realize the benefits expected from the Business Combination;
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the ability to consummate the Business Combination;
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the ability to obtain and/or maintain the listing of the New Nth Cycle Common Stock on NYSE following the Business Combination;
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the ability to raise financing in the future and to comply with any restrictive covenants related to long-term indebtedness;
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the future financial performance of New Nth Cycle and following the Business Combination;
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New Nth Cycle’s ability to retain or recruit, or to effect changes required in, their officers, key employees or directors following the Business Combination;
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New Nth Cycle’s ability to comply with laws and regulations applicable to its business; and
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expansion plans and opportunities.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus and Nth Cycle’s and Kensington’s management teams’ current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of Nth Cycle, Kensington and their respective directors, officers and affiliates. Accordingly, forward-looking statements should not be relied upon as representing Nth Cycle views as of any subsequent date. Kensington and Nth Cycle do not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements. Should one or more of a number of known and unknown risks and uncertainties materialize, or should any of our assumptions prove incorrect, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include, but are not limited to:

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the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Business Combination Agreement;
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the outcome of any legal proceedings that may be instituted against Nth Cycle or Kensington following announcement of the Business Combination and transactions contemplated thereby;
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the inability to complete the Business Combination due to the failure to obtain approval of Nth Cycle’s stockholders or Kensington’s shareholders, the inability to complete the PIPE Investment or the failure to meet other conditions to closing in the Business Combination Agreement;
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the inability to obtain or maintain the listing of the New Nth Cycle Common Stock on the NYSE or another national securities exchange following the Business Combination;

x

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changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination;
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changes in applicable laws or regulations;
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the risk that the Business Combination disrupts current plans and operations;
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the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the Company to grow and manage growth profitably;
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the financial and business performance of Nth Cycle, including Nth Cycle’s anticipated results from operations in future periods;
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the amount of redemptions by Public Shareholders being greater than expected, which may reduce the cash in the Trust Account available to New Nth Cycle upon the consummation of the Business Combination;
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costs related to the Business Combination;
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the need to obtain and sustain governmental permits and approvals;
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failure to comply with applicable anti-corruption, anti-bribery, anti-money laundering and similar laws and regulations;
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possible litigation risks, including permit disputes, environmental claims, occupational health and safety claims and employee claims;
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any infringement of the intellectual property of third parties;
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failure to adequately protect intellectual property rights;
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issue with information technology systems, including cyber threats, disruption, damage and failure;
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use of resource and management attention related to the requirements of being a public company in the United States; and
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other risks and uncertainties indicated in this proxy statement/prospectus, including those set forth under the section entitled “Risk Factors” beginning on page 22 of this proxy statement/prospectus.

QUESTIONS AND ANSWERS FOR SHAREHOLDERS

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the extraordinary general meeting, including with respect to the Business Combination. The following questions and answers do not include all the information that is important to Kensington’s shareholders. Kensington urges shareholders to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the Business Combination and the voting procedures for the extraordinary general meeting, which will be held at 10:00 a.m., Eastern Time, on , 2026, at the offices of Hughes Hubbard & Reed LLP located at One Battery Park Plaza, New York, NY 10004, and virtually via live webcast. To participate in the extraordinary general meeting online, visit and enter the 12 digit control number included on your proxy card. If you hold your shares through a bank, broker or other nominee, you will need to take additional steps to participate in the extraordinary general meeting, as described in this proxy statement/prospectus.

Q.
Why am I receiving this proxy statement/prospectus?
A.
Kensington shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve the Business Combination Agreement and approve the Business Combination. The Business Combination Agreement provides that, among other things, following the Domestication of Kensington to Delaware as described below, Merger Sub I will merge with and into Nth Cycle, with Nth Cycle surviving as a wholly-owned subsidiary of Kensington and, immediately thereafter, Nth Cycle will merge with and into Merger Sub II, with Merger Sub II surviving as a wholly-owned subsidiary of Kensington, following which Merger Sub II will change its name to Nth Cycle, LLC, resulting in a combined company whereby substantially all of the assets and the business of the combined company will be held and operated by Nth Cycle, LLC and its subsidiaries, in each case, in accordance with the terms and subject to the conditions of the Business Combination Agreement as more fully described elsewhere in this proxy statement/prospectus. See “Proposal No. 1 — The Business Combination Proposal” for more detail.

A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A, which is incorporated by reference into this proxy statement/prospectus, and you are encouraged to read it in its entirety.

In connection with the completion of the Business Combination, Kensington will provide its Public Shareholders the opportunity to redeem their Public Shares on the terms and conditions set forth in the Business Combination Agreement and the Cayman Constitutional Documents. Kensington will complete the Redemption of properly tendered Public Shares prior to the Domestication. Prior to and as a condition of the Closing, pursuant to the Domestication, Kensington will change its jurisdiction of incorporation by deregistering from the Cayman Islands and transferring by way of continuation out of the Cayman Islands under Section 206 of the Cayman Companies Act and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware under Section 388 of the DGCL, pursuant to which Kensington's jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. Immediately prior to the Domestication, pursuant to the Cayman Constitutional Documents and the Sponsor Support Agreement, the holders of Kensington Class B Shares will convert each issued and outstanding Kensington Class B Share, on a one-for-one basis, into a Kensington Class A Share. Immediately following such conversion, in connection with the Domestication, (i) each then-issued and outstanding Kensington Class A Share will automatically convert, on a one-for-one basis, into one share of New Nth Cycle Common Stock, (ii) each then-issued and outstanding Kensington Original Unit will automatically convert into a corresponding unit of New Nth Cycle consisting of one share of New Nth Cycle Common Stock, one-quarter (1/4) of one Kensington Class 1 Warrant and three-quarters (3/4) of one Kensington Class 2 Warrant, (iii) each then-issued and outstanding Kensington New Unit will automatically convert into a corresponding unit of New Nth Cycle consisting of one share of New Nth Cycle Common Stock and three-quarters (3/4) of one Kensington Class 2 Warrant and (iv) each then-issued and outstanding Kensington Warrant will become automatically exercisable, on a one-for-one basis, for one share of New Nth Cycle Common Stock. Following the Domestication, Kensington will consummate the Business Combination, with Nth Cycle becoming a direct wholly-owned subsidiary of New Nth Cycle. See “Proposal No. 2 — The Domestication Proposal” for additional information.

THE VOTE OF KENSINGTON’S SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE ANNEXES AND THE ACCOMPANYING FINANCIAL STATEMENTS OF KENSINGTON AND NTH CYCLE, CAREFULLY AND IN ITS ENTIRETY.

Q.
What proposals are shareholders of Kensington being asked to vote upon?
A.
At the extraordinary general meeting, Kensington is asking holders of Kensington Ordinary Shares to consider and vote upon:
•
The Business Combination Proposal;
•
The Domestication Proposal;

•
The Stock Issuance Proposal;
•
The Organizational Documents Proposal;
•
The Advisory Organizational Documents Proposals;
•
The New Nth Cycle Incentive Plan Proposal; and
•
The Adjournment Proposal, if presented.

If Kensington’s shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Business Combination Agreement are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could be terminated and the Business Combination may not be consummated. See “Proposal No. 1 — The Business Combination Proposal”, “Proposal No. 2 — The Domestication Proposal”, “Proposal No. 3 — The Stock Issuance Proposal”, “Proposal No. 4 — The Organizational Documents Proposal”, and “Proposal No. 6 — The New Nth Cycle Incentive Plan Proposal”.

Kensington will hold the extraordinary general meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the extraordinary general meeting. Shareholders of Kensington should read it carefully.

After careful consideration, the Kensington Board has determined that each of (a) the Business Combination Proposal, (b) the Domestication Proposal, (c) the Stock Issuance Proposal, (d) the Organizational Documents Proposal, (e) the Advisory Organizational Documents Proposals, (f) the New Nth Cycle Incentive Plan Proposal, and (g) the Adjournment Proposal, if presented, are in the best interests of Kensington and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of Kensington’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Kensington and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Kensington’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Kensington Persons in the Business Combination” for a further discussion of these considerations.

Q.
Are the proposals conditioned on one another?
A.
Yes. The Business Combination is conditioned on the approval of each of the Condition Precedent Proposals at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal. The Advisory Organizational Documents Proposals and the Adjournment Proposal are not conditioned upon the approval of any other proposal.
Q.
Why is Kensington proposing the Business Combination?
A.
Kensington was incorporated to effect a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination, with one or more businesses or entities.

Nth Cycle, Inc. is a Delaware corporation formed on August 7, 2020. Nth Cycle is a midstream critical materials refining company focused on delivering solutions for the battery materials, rare earth element, and copper sectors as an independent refiner, tolling services provider, and technology provider. Based on Kensington’s due diligence investigations of Nth Cycle and the industry in which it operates, including the financial and other information provided by Nth Cycle in the course of Kensington’s due diligence investigations, the Kensington Board believes that the Business Combination with Nth Cycle is in the best interests of Kensington and its shareholders. However, there is no assurance of this. See “Proposal No. 1 — The Business Combination Proposal — The Kensington Board’s Reasons for the Approval of the Business Combination” of this proxy statement/prospectus for additional information.

Although the Kensington Board believes that the Business Combination with Nth Cycle presents a unique business combination opportunity and is in the best interests of Kensington and its shareholders, the Kensington Board did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the section entitled “Questions and Answers for Shareholders of Kensington—What factors did the Kensington Board consider in determining whether or not to proceed with the Business Combination?” as well as in the section entitled “Risk Factors—Risks Related to Our Business and Industry.”

Q.
What will happen in the Domestication?
A.
Kensington will, subject to obtaining the required shareholder approvals and at least one day prior to the date of Closing, change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and transferring by way of continuation out of the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware.

Subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, including approval of Kensington’s shareholders, (a) immediately prior to the Domestication, pursuant to the Sponsor Support Agreement, the Kensington Class B Shareholders will elect to convert each Founder Share, on a one-for-one basis, into one Kensington Class A Share; and (b) in connection with the Domestication, (i) each of the then issued and outstanding Kensington Class A Shares will convert automatically, on a one-for-one basis, into one share of New Nth Cycle Common Stock, (ii) each of the then issued and outstanding Kensington Warrants will become exercisable for shares of New Nth Cycle Common Stock in accordance with the Warrant Agreement, (iii) each of the then issued and outstanding Kensington Units will convert automatically into a corresponding unit of New Nth Cycle, consisting of one share of New Nth Cycle Common Stock, one-quarter (1/4) of one Kensington Class 1 Warrant and three-quarters (3/4) of one Kensington Class 2 Warrant, and (iv) each of the then issued and outstanding Kensington New Units will convert automatically into a corresponding unit of New Nth Cycle, consisting of one share of New Nth Cycle Common Stock and three-quarters (3/4) of one Kensington Class 2 Warrant. See “Proposal No. 2 — The Domestication Proposal.”

Q.
What will securityholders of Nth Cycle receive in connection with the Business Combination?
A.
Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, immediately prior to the First Effective Time:
1)
each convertible security of Nth Cycle, if any, that is outstanding immediately prior to the First Effective Time will, to the extent applicable, automatically convert in full into shares of Nth Cycle Common Stock in accordance with the terms thereof;
2)
each Nth Cycle Warrant exercisable for Nth Cycle Preferred Stock that is outstanding and unexercised immediately prior to the First Effective Time will automatically be exercised on a cashless basis in full in accordance with its terms or otherwise be exercised by the holder thereof in full in accordance with its terms;
3)
immediately after giving effect to the conversion and exercise described in clauses (1) and (2) above, each issued and outstanding share of Nth Cycle Preferred Stock (including each share of Nth Cycle Preferred Stock issued upon such conversion and exercise) will automatically convert into such number of shares of Nth Cycle Common Stock into which such shares of Nth Cycle Preferred Stock, as applicable, are convertible in connection with the First Merger pursuant to the organizational documents of Nth Cycle; and
4)
each Nth Cycle Warrant exercisable for Nth Cycle Common Stock that is outstanding and unexercised immediately prior to the First Effective Time will automatically be exercised on a cashless basis in full in accordance with its terms or otherwise be exercised in full in accordance with its terms.

Pursuant to the Business Combination Agreement, at the First Effective Time, each share of Nth Cycle Common Stock that is issued and outstanding immediately prior to the First Effective Time (other than Excluded Shares) will be canceled and converted into the right to receive (i) a number of shares of New Nth Cycle Common Stock equal to the Exchange Ratio and (ii) the contingent right to receive a number of shares of New Nth Cycle Common Stock issuable as Earnout Consideration following the Closing. The Exchange Ratio is equal to the quotient obtained by dividing (x) 50,700,200 by (y) an amount equal to, without duplication, the aggregate number of shares of Nth Cycle Common Stock that are issued and outstanding immediately prior to the First Effective Time, assuming the exercise, exchange or conversion of all securities that are exercisable or exchangeable for, or convertible into, Nth Cycle Common Stock, including all shares subject to Nth Cycle Restricted Stock Awards, Nth Cycle Options, Nth Cycle RSUs, Nth Cycle Preferred Stock and Nth Cycle Warrants, in each case determined using the “treasury stock” method.

Following the Closing, each Nth Cycle Earnout Stockholder will have the contingent right to receive such holder’s pro rata portion of two potential tranches of earnout shares, in each case based on such holder’s Nth Cycle Earnout Stockholder Portion. The two earnout tranches are: (a) if, at any time during the seven (7) years following the Closing Date, the last reported sale price of the New Nth Cycle Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within any thirty (30) Trading Day period, New Nth Cycle will issue to each Nth Cycle Earnout Stockholder its Nth Cycle Earnout Stockholder Portion of the Trading Earnout Consideration; and (b) if, at any time during the seven (7) years following the Closing Date, Nth Cycle achieves mechanical completion of its first major black mass refinery in the United States with a minimum capacity of 6,000 tpy, New Nth Cycle will issue to each Nth Cycle Earnout Stockholder its Nth Cycle Earnout Stockholder Portion of the Refinery Earnout Consideration, resulting in the issuance of up to 20,000,000 additional shares of New Nth Cycle Common Stock in the aggregate, in each case on the terms and subject to the conditions set forth in the Business Combination Agreement.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, at the First Effective Time:

•
each Excluded Share will be canceled and will cease to exist and no consideration will be delivered in exchange therefor;
•
each share of Nth Cycle Common Stock that is issued and outstanding immediately prior to the First Effective Time (other than Excluded Shares) will be canceled and converted into the right to receive (i) a number of shares of New Nth Cycle Common Stock equal to the Exchange Ratio and (ii) the contingent right to receive a number of shares of New Nth Cycle Common Stock issuable as Earnout Consideration following the Closing;
•
each outstanding and unvested Nth Cycle Restricted Stock Award will be assumed and converted into (i) on the same terms and conditions, including vesting terms, as were applicable immediately prior to the First Effective Time, a restricted stock award covering a number of shares of New Nth Cycle Common Stock equal to the product of (A) the number of shares of Nth Cycle Common Stock subject to such Nth Cycle Restricted Stock Award and (B) the Exchange Ratio, and (ii) the contingent right to receive shares of New Nth Cycle Common Stock issuable as Earnout Consideration following the Closing; and
•
each outstanding and unexercised Nth Cycle Option, whether vested or unvested, will be assumed and converted into (i) on the same terms and conditions, including vesting and exercisability terms, as were applicable immediately prior to the First Effective Time, an option to acquire that number of shares of New Nth Cycle Common Stock equal to the product of (A) the number of shares of Nth Cycle Common Stock subject to such Nth Cycle Option and (B) the Exchange Ratio, at an exercise price per share equal to the quotient obtained by dividing (x) the exercise price per share of Nth Cycle Common Stock of such Nth Cycle Option by (y) the Exchange Ratio, and (ii) the contingent right to receive shares of New Nth Cycle Common Stock issuable as Earnout Consideration following the Closing.
Q.
What equity stake will Public Shareholders, PIPE Investors, the Sponsor and Nth Cycle Stockholders hold in New Nth Cycle immediately after the consummation of the Business Combination?
A.
Upon the completion of the Business Combination and the consummation of the PIPE Investment and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares in connection with the Business Combination: (i) Public Shareholders, (ii) the PIPE Investors, (iii) the Sponsor, and (iv) the Nth Cycle Stockholders, in each case, will own approximately 29.2%, 5.1%, 12.5% and 53.2% of the issued and outstanding New Nth Cycle Common Stock.

If any of the Public Shareholders exercise their redemption rights, the percentage of the issued and outstanding shares of New Nth Cycle Common Stock held by the Public Shareholders will decrease and the percentages of issued and outstanding shares of New Nth Cycle Common Stock held by the PIPE Investors, the Sponsor and the Nth Cycle Stockholders, will each increase, in each case relative to the percentage held if none of the Public Shares are redeemed. Public Shareholders that do not redeem their Public Shares in connection with the Business Combination will experience dilution upon the issuance of any shares of New Nth Cycle Common Stock pursuant to the New Nth Cycle Incentive Plan and other future equity issuances by New Nth Cycle that are unanticipated as of the date of this proxy statement/prospectus.

As of June 30, 2026, there are 32,857,142 Kensington Ordinary Shares issued and outstanding, including 23,000,000 Public Shares, which may be redeemed in connection with the extraordinary general meeting by Public Shareholders and 9,857,142 Founder Shares held by the Sponsor.

We cannot predict how many Public Shares will be redeemed. As a result, the parties are presenting three different redemption scenarios with respect to the Public Shares, each of which presents a different allocation of total shares of New Nth Cycle Common Stock issued and outstanding following the Closing. To illustrate potential dilution in each such scenario, the tables below present the post-Closing share ownership of New Nth Cycle under each of: (1) the No Redemptions Scenario; (2) the Interim Redemptions

Scenario; and (3) the Maximum Redemptions Scenario, in each case, excluding the dilutive effect of: (i) the Earnout Consideration; (ii) the Public Warrants; (iii) the Private Placement Warrants; (iv) Working Capital Warrants; and (v) New Nth Cycle Options.

	No Redemption Scenario		Interim Redemption Scenario		Maximum Redemption Scenario
	Shares	% Ownership	Shares	% Ownership	Shares	% Ownership
Public Shareholders	23,000,000	29.2%	13,250,000	19.5%	3,500,000	6.1%
Sponsor(1)	9,857,142	12.5%	8,822,946	13.0%	7,788,749	13.6%
Nth Cycle Stockholders	41,832,946	53.2%	41,832,946	61.6%	41,832,946	73.3%
PIPE Investors	4,000,000	5.1%	4,000,000	5.9%	4,000,000	7.0%
Total	78,690,088	100.0%	67,905,892	100.0%	57,121,695	100.0%

Potential Sources of Dilution
New Nth Cycle Options	3,721,197		3,721,197		3,721,197
Public Warrants	23,000,000		15,687,500		8,375,000
Working Capital Warrants	400,000		400,000		400,000
Private Placement Warrants	14,600,000		14,600,000		14,600,000
Earnout Consideration	20,000,000		20,000,000		20,000,000

(1)
Shares held by the Sponsor includes 4,928,571 of New Nth Cycle Common Stock that will remain subject to forfeiture unless, within seven years after the Closing Date, there is either a Change of Control (as defined in the Sponsor Lock-Up Agreement) or the last reported sales price of the New Nth Cycle Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period.
Q.
What is the effective purchase price attributed to the New Nth Cycle Common Stock to be received by the Public Shareholders and the Sponsor?
A.
Pursuant to the Business Combination Agreement, Public Shareholders who do not redeem their Public Shares will receive one share of New Nth Cycle Common Stock for each Public Share held by them immediately prior to the Domestication. While Kensington cannot be certain of the price such Public Shareholders paid for their Public Shares, assuming they purchased their Public Shares for $10.00 per share, which was the price of the Kensington Units sold in Kensington's IPO, the effective purchase price paid per share of New Nth Cycle Common Stock issued to each Public Shareholder at Closing would be $10.00.

In connection with Kensington's IPO, the Sponsor paid an aggregate of $25,000 for 9,857,142 Founder Shares, or approximately $0.003 per share. In connection with the Business Combination, the Founder Shares held by the Sponsor will be converted on a one-for-one basis into Kensington Class A Shares immediately prior to the Domestication, which will then automatically convert at the effective time of the Domestication into an equal number of shares of New Nth Cycle Common Stock. The Sponsor also purchased 11,533,333 Private Placement Warrants for an aggregate purchase price of $5,000,000, or approximately $0.43 per warrant, in a private placement that closed simultaneously with the closing of Kensington's IPO. As a result of the nominal price paid by the Sponsor for the Founder Shares, the Sponsor may realize a positive rate of return on its investment in the Founder Shares even if the market price per share of New Nth Cycle Common Stock is below $10.00 per share after Closing, in which case Public Shareholders may experience a negative rate of return on their investment. If Kensington does not complete a business combination within the required time period and instead liquidates, the Sponsor would lose its investment in Kensington, including the value of its Founder Shares and Private Placement Warrants.

For information about conflicts of interest with respect to the Sponsor, see “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Kensington Persons in the Business Combination”. For information about the compensation of the Sponsor and our officers and directors, see “Information About Kensington — Executive and Director Compensation”. For information about the securities owned by the Sponsor, see “Beneficial Ownership of Securities” and “Certain Relationships and Related Person Transactions”.

Q.
Who is the Sponsor?
A.
Kensington Capital Sponsor VI LLC, a Delaware limited liability company, which we refer to in this proxy statement/prospectus as the “Sponsor”, was formed prior to the IPO for the purpose of acting as the sponsor of Kensington. On December 19, 2025, the Sponsor made an initial investment of $25,000 to cover certain pre-IPO expenses, in exchange for the issuance of 9,857,142 Class B ordinary shares (the “Founder Shares”), or approximately $0.003 per share. The Sponsor also purchased 11,533,333 Private Placement Warrants for an aggregate purchase price of $5,000,000, or approximately $0.43 per warrant, in a private placement that closed simultaneously with Kensington’s IPO. The Sponsor is controlled by Kensington Capital Partners.

Q.
Did the Kensington Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?
A.
The Kensington Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. The Kensington Board believes that, based upon the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to the Kensington shareholders. The Kensington Board also determined, without seeking a valuation from a financial advisor, that Nth Cycle’s fair market value was at least 80% of Kensington’s net assets. Accordingly, investors will be relying on the judgment of the Kensington Board as described above in valuing Nth Cycle’s business and assuming the risk that the Kensington Board may not have properly valued such business.
Q.
What factors did the Kensington Board consider in determining whether or not to proceed with the Business Combination?
A.
The Kensington Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following:
•
Due Diligence. Kensington’s management and the Kensington Board conducted due diligence examinations of Nth Cycle and discussions with Nth Cycle’s management and Kensington’s legal advisors concerning Kensington’s due diligence examination of Nth Cycle;
•
Attractive Market Valuation of Comparable Companies. Kensington’s management and the Kensington Board believe that the valuation of Nth Cycle represents attractive entry relative to the U.S. critical materials peer group (consisting of MP Materials and USA Rare Earth) considering that pro forma enterprise value is lower than that of two peers as of June 2026 (the “Comparable Companies”);
•
Management Team. Kensington’s management and the Kensington Board believe that Nth Cycle has a strong management team, which is expected to remain with Nth Cycle to seek to execute the strategic and growth goals of the combined business;
•
Other Alternatives. The Kensington Board believes, after a thorough review of other business combination opportunities reasonably available to Kensington, that the proposed Business Combination represents the best potential business combination for Kensington and the most attractive opportunity for Kensington based upon the process utilized to evaluate and assess other potential combination targets, and the Kensington Board’s belief that such process has not presented a better alternative; and
•
Negotiated Transaction. The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between Kensington and Nth Cycle.

The Kensington Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination including, but not limited to, the following:

•
Macroeconomic Risks. Macroeconomic uncertainty and the effects it could have on the revenues of the combined business;
•
Redemption Risk. The potential that a significant number of Kensington shareholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the Cayman Constitutional Documents, which would potentially make the combination more difficult or impossible to complete, and/or reduce the amount of cash available to New Nth Cycle following the Closing;
•
Shareholder Vote. The risk that Kensington’s shareholders may fail to provide the respective votes necessary to effect the Business Combination;
•
Closing Conditions. The fact that the Closing is conditioned on the satisfaction of certain closing conditions that are not within Kensington’s control;
•
Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin the Closing;
•
Benefits May Not Be Achieved. The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe;

•
No Third-Party Valuation. The risk that Kensington did not obtain a third-party valuation or fairness opinion in connection with the Business Combination;
•
Existing Kensington Shareholders Receiving a Minority Position. The fact that existing Kensington shareholders will hold a minority position in New Nth Cycle following the Closing;
•
Interests of Kensington’s Directors and Officers. The interests of the Kensington Board and officers in the Business Combination (see “Summary of the Proxy Statement/Prospectus — The Business Combination — Interests of Kensington’s Directors and Officers in the Business Combination”); and
•
Other Risk Factors. Various other risk factors associated with Nth Cycle’s business, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

See “Proposal No. 1 — The Business Combination Proposal — The Kensington Board's Reasons for the Approval of the Business Combination”.

Q.
How has the announcement of the Business Combination affected the trading price of the Kensington Class A Shares?
A.
The Kensington Class A Shares do not currently trade separately. The closing price of the Kensington Original Units, Kensington New Units and Kensington Class 1 Warrants on July 21, 2026, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.55, $10.07 and $1.40, respectively. As of , 2026, the closing price for each Kensington Original Unit, Kensington New Unit and Kensington Class 1 Warrant was $ , $ and $ , respectively.
Q.
Are there material differences between my rights as a Kensington shareholder and my rights as a New Nth Cycle stockholder?
A.
Yes, there are certain material differences between your rights as a Kensington shareholder and your rights as a New Nth Cycle stockholder. Please read the sections entitled “Description of New Nth Cycle Securities” and “Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication.”
Q.
Will Kensington obtain new financing in connection with the Business Combination?
A.
Yes. In connection with the Business Combination, Nth Cycle and Kensington have entered into the PIPE Subscription Agreements, pursuant to which certain investors have agreed to purchase an aggregate of 4,000,000 shares of New Nth Cycle Common Stock at $10.00 per share in a private investment transaction. The PIPE Investment Amount is expected to be used, together with funds remaining in Kensington's trust account after any shareholder redemptions, to satisfy the cash requirements of the Business Combination and to provide capital for the combined company following the Closing.

In addition, the amount of cash available at Closing will depend in part on the number of Public Shares redeemed by Kensington's public shareholders. Holders of Public Shares will have the opportunity to redeem their Public Shares for cash prior to the consummation of the Business Combination in accordance with the Cayman Constitutional Documents and the procedures described in this proxy statement/prospectus.

Q.
Why is Kensington proposing the Domestication?
A.
The Kensington Board believes that there are significant advantages to New Nth Cycle that will arise as a result of a change of Kensington’s domicile to the State of Delaware, including (a) the prominence, predictability and flexibility of the DGCL, (b) Delaware’s well-established principles of corporate governance and (c) the increased ability for Delaware corporations to attract and retain qualified directors. Further, the Kensington Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. Each of the foregoing are discussed in greater detail in the section of this proxy statement/prospectus entitled “Proposal No. 2 — The Domestication Proposal — Reasons for the Domestication”.

To effect the Domestication, Kensington will (a) file all applicable notices, declarations, affidavits, statements of assets and liabilities, shareholder approvals, undertakings and other documents required to be filed, pay all applicable fees required to be paid, and cause the satisfaction of all other conditions to deregistration required to be satisfied, in each case, under Section 206 of the Companies Act and in accordance therewith, and (b) file the Proposed Charter and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Kensington will be domesticated and continue as a Delaware corporation.

The approval of the Domestication Proposal is a condition to closing the Business Combination under the Business Combination Agreement. The approval of the Domestication Proposal requires a special resolution, being the affirmative vote of holders of a majority of at least two-thirds of the Kensington Ordinary Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on the Domestication Proposal.

Q.
What amendments will be made to the Cayman Constitutional Documents?
A.
The consummation of the Business Combination is conditioned, among other things, on the Domestication. Accordingly, in addition to voting on the Business Combination, Kensington’s shareholders are also being asked to consider and vote upon a proposal to approve and adopt the Proposed Charter and the Proposed Bylaws which differ materially from the Cayman Constitutional Documents. These differences are discussed in greater detail in the section of this proxy statement/prospectus entitled “The Domestication Proposal”, “The Organizational Documents Proposal” and “The Advisory Organizational Documents Proposals”.
Q.
How will the Domestication affect my Kensington Class A Ordinary Shares, Kensington Warrants and Kensington Units?
A.
Immediately prior to the Domestication, pursuant to the Cayman Constitutional Documents and the Sponsor Support Agreement, the holders of Founder Shares will convert each issued and outstanding Founder Share, on a one-for-one basis, into one Kensington Class A Share. Immediately thereafter, in connection with the Domestication, (i) each issued and outstanding Kensington Class A Share will automatically convert, on a one-for-one basis, into one share of New Nth Cycle Common Stock, (ii) each issued and outstanding Kensington Warrant will become exercisable for shares of New Nth Cycle Common Stock in accordance with the Warrant Agreement, (iii) each issued and outstanding Kensington Unit will automatically convert into a corresponding unit of New Nth Cycle consisting of one share of New Nth Cycle Common Stock, one-quarter (1/4) of one Kensington Class 1 Warrant and three-quarters (3/4) of one Kensington Class 2 Warrant, and (iv) each issued and outstanding Kensington New Unit will automatically convert into a corresponding unit of New Nth Cycle consisting of one share of New Nth Cycle Common Stock and three-quarters (3/4) of one Kensington Class 2 Warrant. Following the Domestication and consummation of the Business Combination, the securities formerly representing Kensington securities will represent corresponding securities of New Nth Cycle, subject to the adjustments contemplated by the Domestication and the Business Combination.
Q.
What are the material U.S. federal income tax considerations of the Domestication?
A.
As discussed more fully under “Certain U.S. Federal Income Tax Considerations of the Redemption and the Domestication,” the Domestication should constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation holding only investment-type assets, such as Kensington, this result is not entirely clear. If the Domestication so qualifies, U.S. Holders (as defined in “Certain U.S. Federal Income Tax Considerations of the Redemption and the Domestication”) generally should not recognize taxable gain or loss for U.S. federal income tax purposes on the Domestication. However, such U.S. Holders will be subject to Section 367(b) of the Code and, as a result:
•
A U.S. Holder whose Kensington Class A Shares have a fair market value of less than $50,000 on the date of the Domestication will not recognize any gain or loss with respect to its Kensington Class A Shares and will not be required to include any part of Kensington’s earnings and profits in income;
•
A U.S. Holder who, on the date of the Domestication, owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of Kensington shares entitled to vote or 10% or more of the total value of all classes of Kensington shares (a “U.S. Shareholder”) will generally be required to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to its Kensington Class A Shares; and
•
A U.S. Holder whose Kensington Class A Shares have a fair market value of $50,000 or more and who is not a U.S. Shareholder will generally recognize gain (but not loss) on the exchange of Kensington Class A Shares for New Nth Cycle Common Stock pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holder may file an election to include in income as a deemed dividend the all earnings and profits amount attributable to its Kensington Class A Shares, provided certain other requirements are satisfied.

Kensington does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication.

As discussed more fully under “Certain U.S. Federal Income Tax Considerations of the Redemption and the Domestication — PFIC Considerations,” Kensington believes that it is likely classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. In such case, notwithstanding the foregoing U.S. federal income tax consequences of the Domestication, proposed Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, would generally require a U.S. Holder to recognize gain on the exchange of Kensington Class A Shares for New Nth Cycle Common Stock and the modification of Kensington Warrants into warrants exercisable for New Nth Cycle Common Stock pursuant to the Domestication. Any such gain would be taxable income with no corresponding receipt of cash in the Domestication. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge could apply based on a complex set of rules. However, it is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted and how any such Treasury Regulations would apply.

Importantly, however, a U.S. Holder that makes (i) a timely QEF Election (as defined in “Certain U.S. Federal Income Tax Considerations of the Redemption and the Domestication — PFIC Considerations — D. QEF Election and Mark-to-Market Election”), (ii) a QEF Election, along with a purging election, or (iii) a mark-to-market election with respect to its Kensington Class A Shares, generally is not subject to the same gain-recognition rules under the currently proposed Treasury Regulations under Section 1291(f) of the Code. Currently, there are no elections available that apply to Kensington Warrants, and the application of the PFIC rules to Kensington Warrants is unclear.

Each U.S. Holder of Kensington Class A Shares or Kensington Warrants is urged to consult its own tax advisor concerning the application of the PFIC rules to the exchange of Kensington Class A Shares for New Nth Cycle Common Stock and the modification of the Kensington Warrants pursuant to the Domestication.

Additionally, the Domestication may cause non-U.S. Holders (as defined in “Certain U.S. Federal Income Tax Considerations of the Redemption and the Domestication — Non-U.S. Holders”) to become subject to U.S. federal income withholding taxes on amounts treated as dividends paid in respect of such holder’s New Nth Cycle Common Stock after the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult with their tax advisors regarding the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see “Certain U.S. Federal Income Tax Considerations of the Redemption and the Domestication”.

Q.
Do I have redemption rights?
A.
If you are a Public Shareholder, you may redeem all or a portion of your Public Shares for cash equal to your pro rata share of the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the Closing, including interest earned on the funds held in the Trust Account and not previously released to Kensington to pay its taxes (such interest to be net of taxes payable), upon the Closing. Public Shareholders may elect to redeem all or a portion of their Public Shares regardless of whether they vote for or against, or abstain from voting on, the Business Combination Proposal and regardless of whether they hold Public Shares on the Record Date.

However, any Kensington Class 2 Warrants attached to shares that are redeemed in connection with the Business Combination will expire upon the redemption of such shares. Further, you may not submit Kensington Units for redemption. In order to exercise your redemption rights with respect to Public Shares underlying Kensington Units, you must separate the Kensington Units and receive the component securities underlying such Kensington Units. Kensington understands that such separation generally takes at least two business days to complete. Accordingly, if you intend to exercise your redemption rights, it is important that this separation occurs sufficiently in advance of the redemption deadline to ensure that you are able to timely submit the applicable securities for redemption of the underlying Public Shares.

The per-share amount Kensington will distribute to holders who properly redeem their Public Shares will not be reduced by any deferred underwriting commissions Kensington will pay in connection with the Business Combination. Holders of Public Warrants do not have redemption rights with respect to such warrants in connection with the Business Combination. The Sponsor and Kensington’s officers and directors have agreed to waive their redemption rights with respect to their Founder Shares and any Public Shares they may hold in connection with the completion of the Business Combination.

Public Shares properly tendered for redemption will only be redeemed if the Business Combination is consummated. If the Business Combination is not consummated, holders seeking redemption will not receive the redemption price in connection with the Business Combination and will retain their shares, subject to Kensington’s governing documents and applicable law.

The redemption rights include the requirement that a holder identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Kensington’s transfer agent in order to validly redeem its Public Shares.

Q.
How do I exercise my redemption rights?
A.
In order to exercise your redemption rights, you must, prior to the deadline described in this proxy statement/prospectus, submit a request that Kensington redeem your Public Shares for cash and deliver your Public Shares (and share certificates (if any) and other redemption forms) to Kensington’s transfer agent, either physically or electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) system, in each case in accordance with the procedures described in this proxy statement/prospectus.

If you hold Kensington Units and wish to redeem the Public Shares underlying such Kensington Units, you must first separate the Kensington Units into their component securities. Kensington understands that such separation generally takes at least two business days to complete. Accordingly, if you intend to exercise your redemption rights, it is important that the separation occurs sufficiently in advance of the redemption deadline to ensure that you are able to timely submit the applicable securities for redemption of the underlying Public Shares.

Public Shareholders may elect to redeem all or a portion of their Public Shares regardless of whether they vote for or against, or abstain from voting on, the Business Combination Proposal. Holders seeking to exercise redemption rights should carefully follow the procedures and deadlines described elsewhere in this proxy statement/prospectus.

Any Kensington Class 2 Warrants attached to shares that are redeemed in connection with the Business Combination will expire upon the redemption of such shares. Accordingly, holders should carefully consider the consequences of exercising redemption rights before doing so.

The redemption rights include the requirement that a holder identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Kensington’s transfer agent in order to validly redeem its Public Shares.

Q.
How do the Kensington Warrants comprising part of the Kensington Units offered in Kensington’s IPO differ from the Private Placement Warrants, and what are the related risks for holders of Kensington Units after the Business Combination?
A.
The Kensington Units sold in Kensington's IPO consist of one share component, one-quarter (1/4) of one Kensington Class 1 Warrant and three-quarters (3/4) of one Kensington Class 2 Warrant. The Sponsor purchased Private Placement Warrants in a private placement that occurred concurrently with Kensington's IPO. The Private Placement Warrants are not part of the Kensington Units and are subject to certain transfer restrictions and other terms that differ from those applicable to the Kensington Warrants comprising part of the Kensington Units sold in Kensington’s IPO. As a result, the Sponsor's interests may differ from those of Public Shareholders.

In addition, holders of Kensington Units should be aware that, in order to exercise redemption rights with respect to the Public Shares underlying Kensington Units, the Kensington Units must first be separated into their component securities in accordance with the procedures described elsewhere in this proxy statement/prospectus. Any Kensington Class 2 Warrants attached to shares that are redeemed in connection with the Business Combination will expire upon the redemption of such shares.

Holders should carefully review the sections entitled “Description of Kensington Securities,” “Certain Agreements Related to the Business Combination” and “Risk Factors” for a more detailed discussion of the differences between the Kensington Units and the Private Placement Warrants and the risks associated with holding such securities following the Business Combination.

Q.
What are the U.S. federal income tax consequences of exercising my redemption rights?
A.
Upon the redemption of Public Shares, the Kensington Class 2 Warrants attached to such Public Shares will expire. If the Kensington Class 2 Warrants are treated as outstanding for U.S. federal income tax purposes from the time of the issuance of the Kensington Units (see “Certain U.S. Federal Income Tax Considerations of the Redemption and the Domestication — Allocation of Purchase Price and Characterization of a Kensington Original Unit and Kensington New Unit” below), the redemption of Public Shares should be treated as a redemption of such Public Shares and the Kensington Class 2 Warrants associated with such Public Shares, and the redemption price should be allocated between the Public Shares and the Kensington Class 2 Warrants based upon their then relative fair market values. The redemption of the Kensington Class 2 Warrants generally will be treated as a taxable disposition to the U.S. Holder. If the Kensington Class 2 Warrants are not treated as outstanding for U.S. federal income tax purposes prior to the consummation of the Business Combination (see “Certain U.S. Federal Income Tax Considerations of the Redemption and the Domestication — Potential Deemed Distribution of Kensington Class 2 Warrant in Connection with the Business Combination”), only the Public Shares (and not the Kensington Class 2 Warrants) would be treated as redeemed and the redemption price would be wholly allocated to the Public Shares that are being redeemed.

It is expected that the redemption of a Public Share will generally be treated as a sale of such Public Share resulting in the recognition of capital gain or capital loss, which would be short-term capital gain or capital loss if the U.S. Holder’s holding period for the Public Shares so disposed of does not exceed one year. There may be certain circumstances, however, in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of Public Shares that such U.S. Holder owns or is deemed to own (including constructively and through the ownership of warrants) before and after the redemption. For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “Certain U.S. Federal Income Tax Considerations of the Redemption and the Domestication”.

Although the redemptions of holders that exercise redemption rights with respect to Kensington Class A Shares will occur prior to the Domestication, it is possible that the IRS could assert that for U.S. federal income tax purposes such redemptions should be treated as occurring after the Domestication. If such redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as well as potential tax consequences of the U.S. federal income tax rules relating to PFICs. The tax consequences of Section 367 of the Code and the PFIC rules are discussed more fully below under the section entitled “Certain U.S. Federal Income Tax Considerations of the Redemption and the Domestication”.

All holders considering exercising redemption rights are urged to consult with their tax advisors on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws.

Q.
What happens to the funds deposited in the Trust Account after consummation of the Business Combination?
A.
Following the closing of Kensington’s IPO, an amount equal to the net proceeds from the IPO and the sale of the Private Placement Warrants was deposited into the Trust Account. Such funds will remain in the Trust Account, except for withdrawals of interest to pay taxes, if any, until the earliest of (i) the completion of the Business Combination, (ii) the redemption of all Public Shares if Kensington is unable to complete an initial business combination within the required time period and (iii) the redemption of any Public Shares properly tendered in connection with certain amendments to Kensington’s governing documents.

In connection with the Business Combination, the funds deposited in the Trust Account will be released to (i) pay holders of Public Shares who properly exercise their redemption rights, (ii) pay transaction fees and expenses associated with the Business Combination and (iii) provide cash to New Nth Cycle for working capital and general corporate purposes following the Closing. See “Sources and Uses of Funds for the Business Combination” for additional information.

Q.
What happens if a substantial number of the Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?
A.
Public Shareholders are not required to vote in favor of the Business Combination Proposal in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are reduced as a result of redemptions by Public Shareholders.

In the event of significant redemptions, with fewer Public Shares and Public Shareholders, the trading market for New Nth Cycle Common Stock may be less liquid than the market for Kensington Class A ordinary shares was prior to the Business Combination, and New Nth Cycle may have greater difficulty satisfying the initial or continued listing requirements of NYSE or another national securities exchange.

In addition, with fewer funds available from the Trust Account, the amount of cash available to New Nth Cycle following the Business Combination will be reduced, which could affect New Nth Cycle’s ability to execute its business plan and growth strategy.

See “Sources and Uses of Funds for the Business Combination” and the ownership tables elsewhere in this proxy statement/prospectus for information regarding the potential impact of various redemption scenarios on the Business Combination and the ownership of New Nth Cycle following Closing.

Q.
What underwriting fees, if any, will be payable upon consummation of the Business Combination?
A.
Pursuant to that certain Underwriting Agreement between Kensington and Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC, as representative of the several underwriters, Kensington agreed to pay CCM an aggregate cash amount of $9,200,000 as deferred underwriting commissions on amounts remaining in the Trust Account after all redemptions by Public Shareholders have been satisfied upon the consummation of an initial business combination.

Q.
What conditions must be satisfied to complete the Business Combination?
A.
The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including without limitation: (i) Kensington Shareholder Approval of the Condition Precedent Proposals, (ii) the approval of the Business Combination Agreement and the Business Combination (including the Mergers) by the affirmative vote or written consent of the stockholders of Nth Cycle, pursuant to the terms and in accordance with satisfaction of the conditions of the organizational documents of Nth Cycle and applicable law, (iii) no adverse law or order, (iv) the Registration Statement becoming effective, (v) approval of the listing of the New Nth Cycle Common Stock on the NYSE or another national securities exchange mutually agreed between Nth Cycle and Kensington, (vi) the accuracy of the representations and warranties of each party to the Business Combination Agreement and the performance of the covenants and agreements of the parties, in each case subject to certain qualifiers, (vii) the delivery of customary closing documents and the duly executed lock-up agreements, (viii) the expiration or termination of all waiting periods (and any extensions thereof) under the HSR Act, if any, with respect to the Business Combination, and (ix) the completion of the Domestication.
Q.
When do you expect the Business Combination to be completed?
A.
It is currently expected that the Business Combination will be consummated in the fourth quarter of 2026. This date depends, among other things, on the approval of the proposals to be put to Kensington shareholders at the extraordinary general meeting. However, such meeting could be adjourned if the Adjournment Proposal is approved by Kensington’s shareholders at the extraordinary general meeting and the chairman of the Kensington Board elects to adjourn the extraordinary general meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with the approval of one or more proposals at the extraordinary general meeting, (ii) if Kensington determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Domestication, the Mergers or any other Transaction. For a description of the conditions for the completion of the Business Combination, see “Proposal No. 1 — The Business Combination Proposal — Business Combination Agreement” of this proxy statement/prospectus.
Q.
What happens if the Business Combination is not consummated?
A.
Kensington will not complete the Domestication to the State of Delaware unless all other conditions to the consummation of the Business Combination have been satisfied or waived by the parties in accordance with the terms of the Business Combination Agreement (or by their nature are to be satisfied at Closing). If any of the conditions to the Closing set forth in the Business Combination Agreement have not been satisfied or waived by July 21, 2027 (the “Outside Date”), either Kensington or Nth Cycle will be able to terminate the Business Combination Agreement by mutual written consent; provided, however, the right to terminate the Business Combination Agreement will not be available to a party if the breach or violation by such party or its affiliates of any representation, warranty, covenant or obligation under the Business Combination Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date. In addition, if Kensington is not able to complete the Business Combination with Nth Cycle by March 5, 2028 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law) and is not able to complete another business combination by such date (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law), Kensington will cease all operations except for the purpose of winding up and will redeem the Public Shares and liquidate in accordance with the Cayman Constitutional Documents and applicable law.
Q.
What interests do the Sponsor and Kensington’s directors and officers have in the Business Combination?
A.
The Sponsor and Kensington’s officers and directors have interests in the Business Combination that are different from or in addition to (and which may conflict with) the interests of Kensington Unaffiliated Shareholders. Further, Kensington’s officers and directors have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, which are set forth in more detail in the section titled “Information Related to Kensington — Conflicts of Interest”. We believe there were no such opportunities that were not presented as a result of the existing fiduciary or contractual obligations of our officers and directors to other entities. The Kensington Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Business Combination Agreement and in recommending to our shareholders that they vote in favor of the proposals to be presented at the extraordinary general meeting, including the Business Combination Proposal. Kensington’s shareholders should take these interests into account in deciding whether to approve the proposals presented at the extraordinary general meeting, including the Business Combination Proposal. These interests include, among other things:

The Sponsor acquired 9,857,142 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.003 per share, prior to Kensington's IPO. The Sponsor also acquired 11,533,333 Private Placement Warrants for an aggregate purchase price of $5,000,000, or approximately $0.43 per warrant. As a result of the nominal price paid for the Founder Shares, the Sponsor may realize a positive return on its investment even if the market price of New Nth Cycle Common Stock following the Closing is below the price paid by Public Shareholders for their Public Shares. Accordingly, the economic interests of the Sponsor may differ from those of Public Shareholders. If Kensington does not complete a business combination within the required time period, however, the Sponsor may lose its entire investment in Kensington.

The Sponsor is controlled by Kensington Capital Partners, which is the managing member of the Sponsor and is controlled by Justin Mirro, Kensington's Chairman and Chief Executive Officer.

The ownership by the Sponsor and its affiliates of Founder Shares and Private Placement Warrants, which will have value only if a business combination is consummated;

The fact that the Sponsor acquired its Founder Shares at a substantially lower price than the price paid by public investors for Kensington Units in the IPO, which may result in the Sponsor realizing a positive return on its investment even if public shareholders experience a negative return following the Closing;

The Sponsor's agreement to waive its redemption rights with respect to any Founder Shares and any Public Shares it may hold in connection with the Business Combination;

The Sponsor's potential loss of their entire investment in Kensington if a business combination is not completed within the required time period;

Any rights of the Sponsor and Kensington's officers and directors or their affiliates to receive reimbursement of out-of-pocket expenses, repayment of loans or advances, or other amounts due in connection with the Business Combination;

The continued indemnification of Kensington's current directors and officers and the continuation of directors' and officers' liability insurance following the Closing;

The right of the Sponsor and certain other holders to receive registration rights with respect to securities held following the Business Combination; and

Any continuing service arrangements, board positions or other relationships any of Kensington's directors or officers may have with New Nth Cycle following the Closing.

In addition, certain of Kensington's directors and officers have fiduciary, contractual or other obligations to other entities that may compete with Kensington for business combination opportunities. The Kensington Board considered these relationships in evaluating the Business Combination. For additional information, see “Information About Kensington — Conflicts of Interest” and “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Kensington Persons in the Business Combination”.

Q.
Following the Business Combination, will New Nth Cycle’s securities trade on a stock exchange?
A.
Yes. Kensington intends to apply to list the New Nth Cycle Common Stock and the New Nth Cycle Warrants on the NYSE under the proposed symbols “NTH” and “NTH.W”, respectively, upon the Closing. Pursuant to the terms of the Business Combination Agreement, as a closing condition, the New Nth Cycle Common Stock issued as merger consideration must be conditionally approved for listing on the NYSE or such other national exchange mutually agreed between Nth Cycle and Kensington. However, there can be no assurance that such listing condition will be satisfied.

It is important for you to know that, at the time of Kensington's extraordinary general meeting, the parties may not have received from the NYSE either confirmation of the listing of the New Nth Cycle Common Stock or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the Business Combination Agreement. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived or is subject to an exception and therefore the New Nth Cycle Common Stock would not be listed on any nationally recognized securities exchange.

Following the Closing, the Kensington Units will no longer be outstanding as separate securities. Holders of Kensington Units will hold the corresponding New Nth Cycle securities resulting from the Domestication and the Business Combination. Holders should refer to the sections of this proxy statement/prospectus describing the treatment of Kensington's securities in connection with the Business Combination for additional information.

Q.
Do I have appraisal or dissenters’ rights in connection with the Business Combination?
A.
Neither Kensington’s shareholders nor holders of Kensington’s Warrants have appraisal or dissenters’ rights in connection with the Business Combination or the Domestication under Cayman Islands law or under the DGCL.
Q.
What do I need to do now?
A.
Kensington urges you to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a shareholder. Kensington’s shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.
Q.
How do I vote?
A.
If you are a holder of record of Kensington Ordinary Shares on the Record Date for the extraordinary general meeting, you may vote in person (including virtually) at the extraordinary general meeting or by submitting a proxy for the extraordinary general meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope not less than 48 hours prior to the start of the extraordinary general meeting. If you hold your shares in “street name”, which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote in person, obtain a valid proxy from your broker, bank or nominee.
Q.
If my shares are held in “street name”, will my broker, bank or nominee automatically vote my shares for me?
A.
No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name”. If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent, and you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or nominee as to how to vote your shares. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares and you should instruct your broker to vote your shares in accordance with directions you provide. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote”. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.
Q.
When and where will the extraordinary general meeting be held?
A.
The extraordinary general meeting will be held at 10:00 a.m., Eastern Time, on , 2026, at the offices of Hughes Hubbard & Reed LLP located at One Battery Park Plaza, New York, NY 10004, and virtually via live webcast at .
Q.
Who is entitled to vote at the extraordinary general meeting?
A.
Kensington has fixed , 2026, as the Record Date for the extraordinary general meeting. If you were a shareholder of Kensington at the close of business on the Record Date, you are entitled to vote on matters that come before the extraordinary general meeting. However, a shareholder may only vote his or her shares if he or she is present in person (including virtually) or is represented by proxy at the extraordinary general meeting.
Q.
How many votes do I have?
A.
Kensington shareholders are entitled to one vote at the extraordinary general meeting for each Kensington Ordinary Share held of record as of the Record Date. As of the close of business on the Record Date for the extraordinary general meeting, there were 32,857,142 Kensington Ordinary Shares issued and outstanding, of which 23,000,000 were issued and outstanding Public Shares.

Q.
What constitutes a quorum?
A.
A quorum of Kensington shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of a majority of the issued and outstanding Kensington Ordinary Shares who are individuals are present in person or by proxy or if a corporation or other non-natural person is present by its duly authorized representative or proxy. As of the Record Date for the extraordinary general meeting, holders of record of 16,428,572 Kensington Ordinary Shares being present at the extraordinary general meeting (in person or by proxy) would be required to achieve a quorum.
Q.
What vote is required to approve each proposal at the extraordinary general meeting?
A.
Business Combination Proposal — The approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Kensington Ordinary Shares, as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the extraordinary general meeting.

Domestication Proposal — The approval of the Domestication Proposal requires a special resolution, being the affirmative vote of holders of a majority of at least two-thirds of the Kensington Ordinary Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the extraordinary general meeting.

Stock Issuance Proposal — The approval of the Stock Issuance Proposal requires an ordinary resolution, being the affirmative vote of holders of a simple majority of the Kensington Ordinary Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the extraordinary general meeting.

Organizational Documents Proposal — The approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of holders of a majority of at least two-thirds of the Kensington Ordinary Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the extraordinary general meeting.

Advisory Organizational Documents Proposals — The separate approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires an ordinary resolution, being the affirmative vote of holders of a simple majority of the Kensington Ordinary Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the extraordinary general meeting.

New Nth Cycle Incentive Plan Proposal — The approval of the New Nth Cycle Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Kensington Ordinary Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the extraordinary general meeting.

Adjournment Proposal — The approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Kensington Ordinary Shares as being entitled to do so, vote in person or, where proxies are allowed, by proxy at the extraordinary general meeting.

The Sponsor has agreed to vote all the Founder Shares and any Public Shares they may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owned approximately 30.0% of the issued and outstanding Kensington Ordinary Shares. See “Questions and Answers for Shareholders — How does the Sponsor intend to vote their Kensington Ordinary Shares?”

The Business Combination was not structured to require the approval of at least a majority of Kensington’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.

Q.
What are the recommendations of the Kensington Board?
A.
The Kensington Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Kensington’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the New Nth Cycle Incentive Plan Proposal, and “FOR” the approval of the Adjournment Proposal.

The Kensington Board, after careful consideration, determined that the Business Combination is in the best interests of Kensington and its shareholders, and approved, among other things, the Business Combination Agreement, the Business Combination and the other agreements and transactions contemplated thereby. See The Extraordinary General Meeting — Recommendation of the Board” for more information.

For a description of the Kensington Board’s reasons for the approval of the Business Combination and the unanimous recommendation of the Kensington Board, see “Proposal No. 1 — The Business Combination Proposal — The Kensington Board’s Reasons for the Approval of the Business Combination”.

When you consider the recommendation of the Kensington Board in favor of approval of these proposals, you should keep in mind that the Sponsor and Kensington’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of unaffiliated Kensington shareholders. Please see “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Kensington Persons in the Business Combination”.

Q.
How does the Sponsor intend to vote their Kensington Ordinary Shares?
A.
The Sponsor has agreed to vote all Founder Shares and any Public Shares it may hold in favor of all of the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owned 9,857,142 Founder Shares and 11,533,333 Private Placement Warrants. The Sponsor is controlled by Kensington Capital Partners, which is controlled by Justin Mirro, Kensington's Chairman and Chief Executive Officer.

As a result, a significant number of shares eligible to vote on the proposals to be presented at the extraordinary general meeting will already be committed to be voted in favor of such proposals. The Business Combination was not structured to require the approval of a majority of Kensington's unaffiliated shareholders because such a vote is not required under Cayman Islands law.

To the extent that the Sponsor or Kensington's executive officers purchase Public Shares in compliance with Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination.

The existence of financial and personal interests of one or more of Kensington's directors may result in a conflict of interest between what such director believes is in the best interests of Kensington and its shareholders and what such director believes is best for himself or herself in determining to recommend that shareholders vote for the proposals. In addition, Kensington's officers may have interests in the Business Combination that conflict with your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Kensington Persons in the Business Combination”.

Q.
Do the Sponsor and Kensington’s directors and officers have interests in the Business Combination that differ from or are in addition to the interests of Kensington’s shareholders generally?
A.
Yes. The Sponsor and Kensington’s officers and directors have interests in the Business Combination that are different from, or in addition to, the interests of Kensington’s shareholders generally. The Kensington Board was aware of and considered these interests, among other matters, in approving the Business Combination Agreement and the Business Combination, and in determining to recommend that Kensington’s shareholders vote in favor of the Business Combination Agreement and the Business Combination. See “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Kensington Persons in the Business Combination” for more information.
Q.
What happens if I sell my Kensington Ordinary Shares before the extraordinary general meeting?
A.
The Record Date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your Public Shares after the Record Date, but before the extraordinary general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at the extraordinary general meeting but the transferee, and not you, will have the ability to redeem such shares, so long as such transferee takes the required steps to elect to redeem such shares at least two business days prior to the scheduled date of the extraordinary general meeting.
Q.
How can I vote my shares without attending the extraordinary general meeting?
A.
If you are a shareholder of record of our Kensington Ordinary Shares as of the close of business on the Record Date, you can vote by proxy by mail by following the instructions provided in the enclosed proxy card or at the extraordinary general meeting. Please note that if you are a beneficial owner of Kensington Ordinary Shares, you may vote by submitting voting instructions to your broker, bank or nominee, or otherwise by following instructions provided by your broker, bank or nominee. Telephone and internet voting will be available to beneficial owners. Please refer to the vote instruction form provided by your broker, bank or nominee.

Q.
May I change my vote after I have mailed my signed proxy card?
A.
Yes. Shareholders may send a later-dated, signed proxy card to Kensington’s Chief Executive Officer at Kensington’s address set forth below so that it is received by Kensington’s Chief Executive Officer prior to the vote at the extraordinary general meeting (which is scheduled to take place on , 2026) or attend the extraordinary general meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to Kensington’s Chief Executive Officer, which must be received by Kensington’s Chief Executive Officer prior to the vote at the extraordinary general meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.
Q.
What happens if I fail to take any action with respect to the extraordinary general meeting?
A.
If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is approved by shareholders and the Business Combination is consummated, you will become a stockholder and/or warrant holder of New Nth Cycle. If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is not approved, you will remain a shareholder and/or warrant holder of Kensington. However, if you fail to vote with respect to the extraordinary general meeting, you will nonetheless be able to elect to redeem your Public Shares in connection with the Business Combination, so long as you take the required steps to elect to redeem your shares at least two business days prior to the initially scheduled date of the extraordinary general meeting pursuant to the procedures described in this proxy statement/prospectus.
Q.
What happens if I vote against the Business Combination Proposal?
A.
If you vote against the Business Combination Proposal but the Business Combination Proposal still obtains the requisite shareholder approval described in this proxy statement/prospectus, then the Business Combination Proposal will be approved and, assuming the approval of the other Condition Precedent Proposals and the satisfaction or waiver of the other conditions to the closing of the Business Combination, the Business Combination will be consummated in accordance with the terms of the Business Combination Agreement.

If you vote against the Business Combination Proposal and the Business Combination Proposal does not obtain the requisite vote at the extraordinary general meeting, then the Business Combination Proposal will fail and we will not consummate the Business Combination. If we do not consummate the Business Combination, we may continue to try to complete a business combination with a different target business until March 5, 2028 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law). If we fail to complete an initial business combination by March 5, 2028 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law), then we will be required to liquidate the Trust Account by returning then-remaining funds in the Trust Account to the Public Shareholders.

Q.
What should I do if I receive more than one set of voting materials?
A.
Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive not less than 48 hours prior to the start of the extraordinary general meeting in order to cast a vote with respect to all of your Kensington Ordinary Shares.
Q.
Do the Sponsor and Kensington’s officers and directors expect to purchase Public Shares from Public Shareholders or take other actions to incentivize non-redemption?
A.
The Sponsor and Kensington’s officers and directors do not have any plans at this time to purchase Public Shares from Public Shareholders or to take any other actions to incentivize non-redemption. However, at any time prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding Kensington or its securities, the Sponsor and Kensington’s officers and directors or their affiliates may purchase Public Shares in privately negotiated transactions or in the open market, although they are under no obligation to do so. There is no limit on the number of Public Shares that such persons may purchase in such transactions, subject to compliance with applicable law and NYSE rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. Such purchases may include a contractual acknowledgment that such shareholder, although still the record holder of Kensington’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the Sponsor and Kensington’s officers and directors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such transaction could be to increase the likelihood of obtaining shareholder approval of the Business Combination. Kensington expects any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public float of Kensington Class A Shares and the number of beneficial holders of Kensington Class A Shares may be reduced, possibly making it difficult to obtain or maintain the listing of Kensington’s securities on the NYSE.

In the event the Sponsor and Kensington’s officers and directors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act. To the extent that the Sponsor and Kensington’s officers and directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination.

Q.
Who will solicit and pay the cost of soliciting proxies for the extraordinary general meeting?
A.
Kensington will pay the cost of soliciting proxies for the extraordinary general meeting. Kensington has engaged to assist in the solicitation of proxies for the extraordinary general meeting. Kensington has agreed to pay a fee of $ , plus disbursements. Kensington will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Kensington Class A Shares for their expenses in forwarding soliciting materials to beneficial owners of Kensington Class A Shares. Kensington’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.
Q.
Where can I find the voting results of the extraordinary general meeting?
A.
The preliminary voting results are expected to be announced at the extraordinary general meeting. Kensington will publish final voting results of the extraordinary general meeting in a Current Report on Form 8-K within four business days after the extraordinary general meeting.
Q.
Who can help answer my questions?
A.
If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card, you should contact:

You may also contact Kensington at:

Kensington Capital Acquisition Corp. VI

1400 Old Country Road, Suite 301

Westbury, NY 11590

Telephone: (703) 674-6514

Attention: Secretary

You also may obtain additional information about Kensington from documents filed with the SEC by following the instructions in the section of this proxy statement/prospectus entitled “Where You Can Find More Information”. If you are a Public Shareholder and you intend to seek redemption, you will need to deliver the certificates for your Public Shares (if any) along with the redemption forms (either physically or electronically) to Continental, at the address below prior to the extraordinary general meeting. Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on , 2026 (two business days prior to the initially scheduled date of the extraordinary general meeting), in order for their Public Shares to be redeemed. If you have questions regarding the certification of your position or delivery of your share certificates (if any) along with the redemption forms, please contact:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004

Attention: SPAC Redemptions Team

Email: spacredemptions@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus, but does not contain all of the information that may be important to you. To better understand the Proposals to be considered at the extraordinary general meeting, including the Business Combination Proposal, whether or not you plan to attend such meetings, we urge you to read this proxy statement/prospectus (including the Annexes) carefully, including the section entitled “Risk Factors” beginning on page 22 of this proxy statement/prospectus. See also“Where You Can Find More Information”.

Parties to the Business Combination

Kensington

Kensington Capital Acquisition Corp. VI is a special purpose company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities.

On March 5, 2026, Kensington consummated its IPO of 23,000,000 units (the “Kensington Units”). Each Kensington Unit was sold at a price of $10.00 per Kensington Unit, generating gross proceeds of $230,000,000. Each Kensington Unit consists of one Kensington Class A Share, one-quarter (1/4) of one Kensington Class 1 Warrant and three-quarters (3/4) of one Kensington Class 2 Warrant. Simultaneously with the consummation of the initial public offering, the Sponsor purchased an aggregate of 11,533,333 Private Placement Warrants at a purchase price of approximately $0.43 per warrant, generating gross proceeds of $5,000,000.

Kensington’s prospectus for its IPO and the Cayman Constitutional Documents provide that it has until March 5, 2028, or 24 months from the closing of the IPO (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law), to complete an initial business combination.

As of the date of this proxy statement/prospectus, Kensington had an aggregate of 32,857,142 Kensington Ordinary Shares issued and outstanding, consisting of 23,000,000 Kensington Class A Shares and 9,857,142 Kensington Class B Shares.

Kensington’s securities are traded on NYSE under the symbols “KCAC.U,” “KCAC,” “KCAC.W,” and “KCA.U.” Kensington’s principal executive offices are located at 1400 Old Country Road, Suite 301, Westbury NY 11590, and its phone number is (703) 674-6514.

Merger Sub I

Homeland Merger Sub, Inc. (“Merger Sub I”) is a Delaware corporation and direct, wholly-owned subsidiary of Kensington. Merger Sub I was incorporated on July 17, 2026 by Kensington solely for the purpose of engaging in the transactions contemplated by the Business Combination Agreement. Merger Sub I has not conducted any business activities, has no assets, liabilities or obligations and has conducted its operations solely as contemplated by the Business Combination Agreement.

Merger Sub I’s principal executive offices are located at 1400 Old Country Road, Suite 301, Westbury NY 11590, and its phone number is (703) 674-6514.

Merger Sub II

Homeland Merger Sub II, LLC (“Merger Sub II”) is a Delaware limited liability company and a direct wholly owned subsidiary of Kensington. Merger Sub II was formed on July 17, 2026 by Kensington solely for the purpose of facilitating the Second Merger. Merger Sub II has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the Business Combination Agreement. By operation of the Second Merger, Nth Cycle (as the Surviving Corporation) will be merged with and into Merger Sub II, with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Kensington, following which Merger Sub II will change its name to Nth Cycle, LLC, resulting in a combined company whereby Nth Cycle, LLC will become a wholly-owned subsidiary of Kensington, and substantially all of the assets and the business of the combined company will be held and operated by Nth Cycle, LLC and its subsidiaries.

Merger Sub II’s principal executive offices are located at 1400 Old Country Road, Suite 301, Westbury NY 11590, and its phone number is (703) 674-6514.

Nth Cycle

Nth Cycle, Inc. is a Delaware corporation formed on August 7, 2020. Nth Cycle is a U.S.-based midstream critical materials refining company focused on delivering solutions for the battery materials, rare earth element, and copper verticals as an independent refiner, a tolling services provider and a technology provider. Its mission is to enable the buildout of a Western metals refining industry by delivering the fastest to deploy, most modular, cleanest and lowest-cost refining solution available. Its proprietary electroextraction platform technology, delivered through its modular refining system, which it calls the “OYSTER,” is designed to process battery materials, rare earth elements and copper from a wide range of feedstocks, such as end-of-life industrial scrap, primary ore, mining bleed streams, tailings and other industrial processing feedstocks and waste. Its initial principal commercial focus is the development of two anchor battery materials refining projects – one in the Southeastern United States and one in Western Europe – where it plans to deploy its next-generation OYSTER system as an independent refiner. Nth Cycle also plans to license its technology and sell its products to third-party operators of rare earth element and copper refinery projects.

Nth Cycle’s principal executive offices are located at 15 Blue Sky Drive, Burlington, MA 01803 and its phone number is (339) 800-5790.

The Proposals to be Submitted at the Extraordinary General Meeting

The Business Combination Proposal

As discussed in this proxy statement/prospectus, Kensington is asking its shareholders to approve by ordinary resolution the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. The Business Combination Agreement provides for, among other things, following the Domestication of Kensington to Delaware as described below, the Mergers, such that substantially all of the assets and business of the combined company will be held and operated through Nth Cycle, LLC and its subsidiaries, in each case in accordance with the terms and subject to the conditions of the Business Combination Agreement. After consideration of the factors identified and discussed in the section entitled “Proposal No. 1 — The Business Combination Proposal — The Kensington Board’s Reasons for the Approval of the Business Combination”, the Kensington Board concluded that the Business Combination met the requirements disclosed in the prospectus for the IPO.

Organizational Structure

In connection with the completion of the Business Combination, Kensington will provide its Public Shareholders the opportunity to redeem their Public Shares on the terms and conditions set forth in the Business Combination Agreement and the Cayman Constitutional Documents. Kensington will complete the Redemption of properly tendered Public Shares at least one day prior to the Domestication.

Prior to and as a condition of the Closing, pursuant to the Domestication, Kensington will change its jurisdiction of incorporation by migrating to and domesticating as a Delaware corporation in accordance with Section 388 of the DGCL, as amended, and the Companies Act. For more information, see “Proposal No. 2 — The Domestication Proposal”.

The following diagrams illustrate in simplified terms the current structure of Kensington and Nth Cycle and the expected structure of New Nth Cycle immediately following the Closing.

Simplified Pre-Combination Structure

Simplified Post-Combination Structure

Merger Consideration

The Merger Consideration to be paid to the Sellers will be (a) the number of shares of New Nth Cycle Common Stock equal to the quotient of 50,700,200 divided by the fully-diluted capital of Nth Cycle immediately prior to the First Effective Time but following the Pre-Closing Conversions, and (b) a contingent right to receive earnout shares following the Closing, in accordance with the Business Combination Agreement. For further details, see “Proposal No. 1 — The Business Combination Proposal — Business Combination Agreement — Merger Consideration”.

Closing Conditions

The Business Combination is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, approval of the Business Combination and related agreements and transactions by the respective shareholders of Kensington and Nth Cycle, the completion of the Domestication, and the performance of Kensington and Nth Cycle in all material respects all of their respective obligations and covenants under the Business Combination Agreement.

For further details, see “Proposal No. 1 — The Business Combination Proposal — Business Combination Agreement — Closing Conditions”.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement. For additional information, see “Proposal No. 1 — The Business Combination Proposal — Related Agreements”.

Amended and Restated Registration Rights Agreement

At the Closing, New Nth Cycle, the Sponsor, Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC, Drexel Hamilton, LLC and certain securityholders of Nth Cycle will enter into the Registration Rights Agreement, pursuant to which, among other things the Sponsor, Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC, Drexel Hamilton, LLC and such securityholders will be granted certain customary registration rights, on the terms and subject to the conditions therein, with respect to securities of New Nth Cycle that they will hold following the Business Combination.

For further details, see “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Registration Rights Agreement”.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Kensington entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”) with Nth Cycle and the Sponsor pursuant to which the Sponsor agreed to, among other things, (i) vote in favor of adoption of the Transaction Proposals, (ii) vote against any Alternative Transaction (as defined in the Business Combination Agreement) and any merger agreement or merger other than the Transaction Proposals, the Business Combination Agreement and the Business Combination; (iii) vote against any change in the business, management, or board of directors of Kensington (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or ancillary agreements), and (iv) vote against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Kensington under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Restricted Holder contained in the Sponsor Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Kensington. Certain current and former officers and directors of Kensington previously entered into a letter agreement with Kensington in connection with Kensington’s initial public offering, pursuant to which they agreed to vote any Kensington ordinary shares held by them in favor of the Business Combination.

For further details, see “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Sponsor Support Agreement”.

Stockholder Voting and Support Agreement

Concurrently with the execution of the Business Combination Agreement, certain Nth Cycle Stockholders and Nth Cycle entered into the Stockholder Voting and Support Agreement pursuant to which the Nth Cycle Stockholders have agreed to, among other things, (i) vote (or act by written consent) (a) to approve the exercise of “drag-along” rights in connection with the transactions contemplated by the Business Combination Agreement, (b) approve and adopt the Business Combination Agreement and the consummation of the Business Combination, (c) to adopt a proposed certificate of amendment to Nth Cycle’s certificate of incorporation, (d) vote in favor of any other matter where approval is required under Nth Cycle’s organizational documents or investment agreements with respect to the Business Combination Agreement or the transactions contemplated thereby, (e) against any Alternative Transaction or any proposal relating to an Alternative Transaction, (f) against any merger agreement or merger (other than the Business Combination Agreement and the Business Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Nth Cycle, (g) against any change in the business or board of directors of Nth Cycle (other than pursuant to the Business Combination Agreement or the Ancillary Documents (as defined in the Business Combination Agreement)), (h) against any proposal, action or agreement that would (i) impede, interfere, frustrate, prevent or nullify any provision of the Stockholder Voting and Support Agreement, the Business Combination Agreement or the Business Combination, (ii) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Nth Cycle under the Business Combination Agreement, (iii) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (iv) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Member contained in the Stockholder Voting and Support Agreement or (v) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Nth Cycle, and (ii) to convert all outstanding shares of preferred stock of Nth Cycle into Nth Cycle Common Stock as of immediately prior to the Effective Time, conditioned upon and subject to the closing of the Business Combination, in accordance with the organizational documents of Nth Cycle.

For further details, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Stockholder Voting and Support Agreement”.

Sponsor Lock-Up Agreement

At the Closing, the Sponsor and New Nth Cycle will enter into a Lock-Up and Vesting Agreement (the “Sponsor Lock-Up Agreement”), pursuant to which the Sponsor and its permitted assigns will, among other things, agree not to, with respect to any shares of New Nth Cycle Common Stock the Sponsor received upon conversion of its Kensington Class B Shares in connection with the Domestication (the “Sponsor Lock-Up Shares”), prior to the date that is one year after the Closing Date (or, if sooner, prior to the date commencing at least 150 days after the Closing Date on which the last reported sales price of the New Nth Cycle Common Stock equals or exceeds $12.00 per share for any 20 trading days within a 30-trading day period) (i) sell, pledge, grant any option to purchase or otherwise dispose of any Sponsor Lock-Up Shares, (ii) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Shares or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii), provided, that in no event will such prohibitions on transfer lapse prior to the date that is 180 days after the Closing Date. The Sponsor Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain equity awards. In addition, pursuant to the Sponsor Lock-Up Agreement, 7,392,856 Sponsor Lock-Up Shares (the “Vesting Shares”) will be subject to vesting and potential forfeiture. Thirty-three percent (33%) of the Vesting Shares will vest at the Closing based on the level of redemptions by Kensington’s public shareholders, with any portion that does not vest at the Closing being forfeited for no consideration. The remaining 67% of the Vesting Shares will vest only if, during the seven-year period following the Closing, the last reported sale price of New Nth Cycle Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period. Any Vesting Shares that remain unvested at the end of such seven-year period will be forfeited for no consideration.

For further details, see “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Sponsor Lock-Up Agreement”.

Nth Cycle Lock-Up Agreement

At the Closing, New Nth Cycle, certain equity holders of Nth Cycle (the “Lock-Up Holders”) will enter into a Lock-Up Agreement (the “Nth Cycle Lock-Up Agreement” and, together with the Sponsor Lock-Up Agreement, the “Lock-Up Agreements”), pursuant to which the Lock-Up Holders will, among other things, agree not to, without the prior written consent of the New Nth Cycle Board, prior to the earlier of (x) the date that is 180 days after the Closing Date, and (y) with respect to one-half of the shares of New Nth Cycle Common Stock owned by each Lock-Up Holder, if sooner than the date that is 180 days after the Closing Date, the date commencing at least 90 days after the Closing Date on which the last reported sales price of the New Nth Cycle Common Stock equals or exceeds $12.00 per share for any 20 trading days within a 30-trading day period, (i) sell, pledge, grant any option to purchase or otherwise dispose of (a) any shares of New Nth Cycle Common Stock held immediately after the consummation of the Business Combination (other than any such shares issued in the PIPE Investment (as defined below)), (b) any shares of New Nth Cycle Common Stock issuable upon exercise of such options to purchase shares of New Nth Cycle Common Stock held immediately after the consummation of the Business Combination, or (c) any securities convertible into, or exercisable, redeemable or exchangeable for, New Nth Cycle Common Stock held by such holder immediately after the consummation of the Business Combination (the shares of New Nth Cycle Common Stock and securities specified in clauses (a) through (c), collectively, the “Lock-up Shares”), (ii) enter into any swap or other transfer arrangement in respect of any Lock-Up Shares or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii). The Nth Cycle Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

For further details, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Nth Cycle Lock-Up Agreement”.

PIPE Investment

In connection with the transactions contemplated by the Business Combination Agreement, Kensington is seeking to raise up to $100 million by selling shares of New Nth Cycle Common Stock at $10.00 per share. On the Signing Date, Kensington and the PIPE Investors entered into PIPE Subscription Agreements pursuant to which such investors have agreed, among other things, to purchase, at Closing, 4,000,000 shares of New Nth Cycle Common Stock for an aggregate purchase price of $40,000,000.

The PIPE Subscription Agreements include customary representations and warranties from Kensington and the PIPE Investors and are subject to customary closing conditions. The PIPE Subscription Agreements also include customary covenants and agreements related to transfer restrictions, SEC reports, material non-public information and indemnification.

For further details, see “Proposal No. 1 — The Business Combination Proposal — Related Agreements — PIPE Investment”.

The Domestication Proposal

Kensington will, subject to obtaining the required shareholder approvals and at least one business day prior to the Closing Date, change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. Subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, including approval of Kensington’s shareholders: (a) immediately prior to the Domestication, pursuant to the Sponsor Support Agreement, each issued and outstanding Kensington Class B Ordinary Share will convert automatically, on a one-for-one basis, into a Kensington Class A Ordinary Share; (b) in connection with the Domestication, (i) each of the then issued and outstanding Kensington Class A Ordinary Share will convert automatically, on a one-for-one basis, into a share of New Nth Cycle Common Stock; (ii) each of Kensington’s then issued and outstanding Warrants will automatically become exercisable for one share of New Nth Cycle Common Stock; (iii) each issued and outstanding Kensington Unit will convert automatically, on a one-for-one basis, into a unit of Kensington (after the Domestication), consisting of one share of New Nth Cycle Common Stock, one-quarter (1/4) of one Kensington Class 1 Warrant, and three-quarters (3/4) of one Kensington Class 2 Warrant; and (iv) each of Kensington’s issued and outstanding new units will convert automatically, on a one-for-one basis, into a new unit of Kensington (after the Domestication), consisting of one share of New Nth Cycle Common Stock and three-quarters (3/4) of one Kensington Class 2 Warrant.

The Kensington Board has unanimously approved the Domestication Proposal. For additional information, see “Proposal No. 2 — The Domestication Proposal” of this proxy statement/prospectus.

The Stock Issuance Proposal

Kensington will ask its shareholders to approve, by ordinary resolution, the Stock Issuance Proposal in order to comply with Section 312.03 of the NYSE Listed Company Manual.

Under Section 312.03(c) of the NYSE Listed Company Manual, shareholder approval is required prior to the issuance of common stock, or securities convertible into or exercisable for common stock, in any transaction or series of related transactions if (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance or (ii) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance. Under Section 312.03(d) of the NYSE Listed Company Manual, shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the issuer.

Upon the consummation of the Business Combination, New Nth Cycle expects to issue shares of New Nth Cycle Common Stock to the PIPE Investors pursuant to the PIPE Subscription Agreements and to issue shares of New Nth Cycle Common Stock to the Nth Cycle Stockholders in connection with the Business Combination (including as Earnout Consideration). New Nth Cycle may also issue common stock and securities convertible into or exercisable for common stock pursuant to subscription, purchase or similar agreements that Kensington or Nth Cycle may enter into prior to Closing. Accordingly, the aggregate number of shares of New Nth Cycle Common Stock that will be issued in connection with the Business Combination and the PIPE Investments will exceed 20% of both the voting power and the shares of Kensington outstanding before such issuance and will result in a change of control of Kensington. For these reasons, Kensington is seeking shareholder approval for the issuance of shares of New Nth Cycle Common Stock in connection with the Business Combination and the PIPE Investments, as well as any other issuances of common stock and securities convertible into or exercisable for common stock pursuant to subscription, purchase or similar agreements that Kensington or Nth Cycle may enter into prior to Closing.

The Organizational Documents Proposal

If each of the Business Combination Proposal, the Domestication Proposal and the Stock Issuance Proposal are approved, Kensington will ask its shareholders to approve the Organizational Documents Proposal in connection with the replacement of the Cayman Constitutional Documents, with the Proposed Organizational Documents, under the DGCL. The Kensington Board has unanimously approved the Organizational Documents Proposal and believes such proposal is necessary to adequately address the needs of Kensington following the Closing. Approval of the Organizational Documents Proposal is a condition to the consummation of the Business Combination.

The Advisory Organizational Documents Proposals

Kensington will ask its shareholders to approve on a non-binding advisory basis six separate Advisory Organizational Documents Proposals in connection with the replacement of the Cayman Constitutional Documents, compliant with the Companies Act, with the Proposed Organizational Documents, under the DGCL. The Kensington Board has unanimously approved the Advisory Organizational Documents Proposals and believes such proposals are necessary to adequately address the needs of Nth Cycle after the Business Combination. Approval of the Advisory Organizational Documents Proposals is not a condition to the consummation of the Business Combination.

A brief summary of each of the Advisory Organizational Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.

Proposal No. 5 — The Advisory Organizational Documents Proposals — To consider and vote upon the following six Advisory Organizational Documents Proposals to approve on an advisory, non-binding basis by special resolution the following material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents:

Advisory Organizational Documents Proposal 5A — Under the Proposed Organizational Documents, New Nth Cycle would be authorized to issue (A) shares of New Nth Cycle Common Stock and (B) shares of New Nth Cycle Preferred Stock.

Advisory Organizational Documents Proposal 5B — The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Advisory Organizational Documents Proposal 5C — The Proposed Charter would require the affirmative vote of at least two-thirds of the total voting power of all then-outstanding shares of New Nth Cycle to amend, alter, repeal or rescind certain provisions of the Proposed Charter.

Advisory Organizational Documents Proposal 5D — The Proposed Charter would require the affirmative vote of at least two-thirds of the outstanding shares entitled to vote at an election of directors, voting together as a single class, to remove a director, only for cause.

Advisory Organizational Documents Proposal 5E — The Proposed Charter would prohibit stockholder action by written consent in lieu of a meeting and require stockholders to take action at an annual or special meeting.

Advisory Organizational Documents Proposal 5F — The Proposed Charter would (1) change the corporate name from “Kensington Capital Acquisition Corp. VI” to “Nth Cycle Holdings, Inc.”, (2) make New Nth Cycle’s corporate existence perpetual and (3) remove certain provisions related to Kensington’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

New Nth Cycle Incentive Plan Proposal

Kensington is asking its shareholders to approve the New Nth Cycle Incentive Plan and the material terms thereunder. The initial aggregate number of shares of New Nth Cycle Common Stock that will be available for issuance under the New Nth Cycle Incentive Plan will be equal to 10% of the number of fully-diluted, as-converted shares of New Nth Cycle Common Stock outstanding as of immediately following the closing of the Business Combination. Additionally, the number of shares of New Nth Cycle Common Stock that will be available for issuance under the New Nth Cycle Incentive Plan will automatically increase on the first day of each calendar year during the term of the equity incentive plan by 5% of the aggregate number of shares of New Nth Cycle Common Stock outstanding as of the last day of the immediately preceding calendar year on a fully diluted basis, or such lower number as the New Nth Cycle Board of Directors may determine. For additional information, see “Proposal No. 6 — The New Nth Cycle Incentive Plan Proposal”.

The Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the extraordinary general meeting to authorize Kensington to consummate the Business Combination (because any of the Condition Precedent Proposals have not been approved (including as a result of the failure of any other cross-conditioned Condition Precedent Proposals to be approved)), the chairman of the Kensington Board may submit a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies in the event that there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals, (ii) if Kensington determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Domestication, the Mergers or any other Transaction.

For additional information, see “Proposal No. 7 — The Adjournment Proposal”.

Transfer Restrictions

The Business Combination Agreement contemplates that, at the Closing, New Nth Cycle and the Sponsor will enter into a Sponsor Lock-Up and Vesting Agreement, and New Nth Cycle and the Lock-Up Holders will enter into the Nth Cycle Lock-Up Agreement (together with the Sponsor Lock-Up and Vesting Agreement, the “Lock-Up Agreements”), pursuant to which the parties thereto will agree, among other things, to restrictions on transfer with respect to their shares of New Nth Cycle Common Stock. The Lock-Up Agreements will supersede the lock-up provisions set forth in the Letter Agreement, which provisions will be of no further force or effect as of the Closing.

The transfer restrictions contained in the Lock-Up Agreements are summarized in the table below:

Subject Securities (No Redemption Scenario)	Lock-Up Party Natural Persons and Entities Subject to Restrictions	Lock-Up Period	Exceptions to Transfer Restrictions

9,857,142 shares of New Nth Cycle Common Stock, to be issued to the Sponsor upon conversion of 9,857,142 Kensington Class A Shares the Sponsor received upon conversion of 9,857,142 Founder Shares in connection with the Closing.

Sponsor

The earlier of (x) 12 months after the consummation of the Business Combination and (y) the date, commencing at least 150 days after the Closing Date, on which the last reported sales price of the New Nth Cycle Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period.

Transfers to Permitted Transferees(1)

New Nth Cycle Common Stock held immediately after the Closing (other than shares acquired in the public market after the Closing).	Lock-Up Holders

The earlier of (x) 180 days after the consummation of the Business Combination and (y) with respect to one-half of the Lock-Up Shares held by each Lock-Up Holder, if sooner, the date commencing at least 90 days after the Closing Date on which the last reported sales price of the New Nth Cycle Common Stock equals or exceeds $12.00 per share for any 20 trading days within a 30-trading day period.

Transfers to Permitted Transferees(2)

(1)
The lock-up restrictions will not apply to: (a) transfers of any securities other than the Sponsor Lock-Up Shares or any other equity security of New Nth Cycle issued or issuable with respect to the Sponsor Lock-Up Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; (b) transfers to New Nth Cycle’s officers or directors, any Affiliate (as defined therein) or family member of any of

New Nth Cycle’s officers or directors, any members or partners of the Sponsor or their Affiliates, any affiliates of the Sponsor, or any employees of such Affiliates; (c) in the case of an individual, transfers to any Affiliates or family members of the holder of Sponsor Lock-Up Shares; (d) transfers to any investment funds or vehicles controlled or managed by the holder of Sponsor Lock-Up Shares or any of its Affiliates; (e) transfers by gift to a trust or to a charitable organization; (f) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of such individual; (g) in the case of an individual, transfers pursuant to a qualified domestic relations order; (h) in the case of an individual, transfers to a partnership, limited liability company or other entity of which the holder of the Sponsor Lock-Up Shares and/or the Affiliates or family members of the holder of Sponsor Lock-Up Shares are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (i) transfers to a nominee or custodian; (j) transfers in connection with any legal, regulatory or other order; (k) in the case of an entity that is a trust, transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (l) in the case of an entity, transfers as part of a distribution to members, partners, shareholders or equityholders of the holder of the Lock-Up Shares; (m) in the case of an entity, transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (n) the exercise of stock options to purchase shares of New Nth Cycle Common Stock or the vesting of stock awards relating to shares of New Nth Cycle Common Stock and any related transfer of shares of New Nth Cycle Common Stock in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or (y) for the purpose of paying the exercise price of such options or for paying taxes due as a result of the exercise of such options, the vesting of such options or stock awards, or as a result of the vesting of such shares of New Nth Cycle Common Stock, it being understood that all shares of New Nth Cycle Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of the Sponsor Lock-Up Agreement during the applicable lock-up period; (o) transfers to New Nth Cycle pursuant to any contractual arrangement in effect upon the consummation of the Business Combination that provides for the repurchase by New Nth Cycle or forfeiture of New Nth Cycle Common Stock or other securities convertible into, or exercisable, redeemable or exchangeable for, New Nth Cycle Common Stock in connection with the termination of the holder of the Sponsor Lock-Up Shares’ service to New Nth Cycle; (p) the entry, by holder of the Sponsor Lock-Up Shares, at any time after the consummation of the Business Combination, of any trading plan providing for the sale of shares of New Nth Cycle Common Stock by the holder of the Lock-Up Shares, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any shares of New Nth Cycle Common Stock during the applicable lock-up period and no public announcement or filing is voluntarily made or required regarding such plan during the applicable lock-up period; (q) transfers in the event of the completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the New Nth Cycle stockholders having the right to exchange their shares of New Nth Cycle Common Stock for cash, securities or other property; and (r) transfers to satisfy any U.S. federal, state, or local income tax obligations of a holder of Sponsor Lock-Up Shares (or its direct or indirect owners) arising from such holder’s ownership (including prior to or after the Business Combination Agreement) of the Sponsor Lock-Up Shares or any interest in New Nth Cycle, in each case solely and to the extent necessary to cover any tax liability as a direct result of such ownership of the Sponsor Lock-Up Shares or any interest in New Nth Cycle.
(2)
The lock-up restrictions will not apply to: (a) transfers of any securities other than (i) the Lock-Up Shares and (ii) any other equity security of New Nth Cycle issued or issuable with respect to the Lock-Up Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; (b) in the case of an individual, transfers to any Affiliates (as defined therein) or family members of the holder of Lock-Up Shares; (c) transfers to any investment funds or vehicles controlled or managed by the holder of Lock-Up Shares or any of its Affiliates; (d) transfers by gift to a trust, the beneficiary of which is a Person to whom a Transfer would be permitted under (a), or to a charitable organization; (e) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of such individual; (f) in the case of an individual, transfers pursuant to a qualified domestic relations order; (g) in the case of an individual, transfers to a partnership, limited liability company or other entity of which the holder of Lock-Up Shares and/or the Affiliates or family members of the holder of Lock-Up Shares are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (h) transfers to a nominee or custodian of a person to whom a transfer would be permitted under (a); (i) transfers in connection with any legal, regulatory or other order; (j) in the case of an entity that is a trust, transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (k) in the case of an entity, transfers as part of a distribution to members, partners, shareholders or equityholders of the holder of Lock-Up Shares; (l) in the case of an entity, transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (m) the exercise of stock options or warrants to purchase shares of New Nth Cycle Common Stock or the vesting of stock awards relating to shares of New Nth Cycle Common Stock and any related transfer of shares of New Nth Cycle Common Stock in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (y) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options or stock awards, or as a result of the vesting of such shares of New Nth Cycle Common Stock, it being understood that all shares of New Nth Cycle Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of the Nth Cycle Lock-Up Agreement during the lock-up period; (n) transfers to New Nth Cycle pursuant to any contractual arrangement in effect upon the consummation of the Business Combination that provides for the repurchase by New Nth Cycle or forfeiture of New Nth Cycle Common Stock or other securities convertible into, or exercisable, redeemable or exchangeable for, New Nth Cycle Common Stock in connection with the termination of the holder of Lock-Up Shares’ service to New Nth Cycle; (o) the entry, by the holder of Lock-Up Shares, at any time after the consummation of the Business Combination, of any trading plan providing for the sale of shares of New Nth Cycle Common Stock by the holder of Lock-Up Shares, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any shares of New Nth Cycle Common Stock during the lock-up period and no public announcement or filing is voluntarily made or required regarding such plan during the lock-up period; (p) transfers in the event of the completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of New Nth Cycle’s securityholders having the right to exchange their shares of Common Stock for cash, securities or other property; and (q) transfers to satisfy any U.S. federal, state, or local income tax obligations of a holder of Lock-Up Shares (or its direct or indirect owners) arising from such holder of Lock-Up Shares’ ownership (including prior to and after the Business Combination) of the Lock-Up Shares or any interests in Nth Cycle, in each case solely and to the extent necessary to cover any tax liability as a direct result of such ownership of the Lock-Up Shares or any interests in Nth Cycle.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held at 10:00 a.m. Eastern Time, on , 2026. The extraordinary general meeting will be held virtually via live webcast at . For the purposes of Cayman Islands law and the Cayman Constitutional Documents, the physical location of the extraordinary general meeting will be at the offices of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, NY 10004.

Registering for the Extraordinary General Meeting

Any shareholder wishing to attend the extraordinary general meeting virtually should register for the extraordinary general meeting by , 2026, at 5:00 p.m., Eastern Time. To register for the extraordinary general meeting, please follow these instructions as applicable to the nature of your ownership of Kensington Ordinary Shares:

•
If your shares are registered in your name with the Transfer Agent and you wish to attend the online-only meeting, go to , enter the 12-digit control number included on your proxy card or notice of the extraordinary general meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the extraordinary general meeting you will need to log back into the extraordinary general meeting site using your control number. Pre-registration is recommended, but is not required in order to attend.
•
Beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other nominee) who wish to attend the extraordinary general meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to . Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the online extraordinary general meeting. After contacting the Transfer Agent, a beneficial holder will receive an e-mail prior to the extraordinary general meeting with a link and instructions for entering the extraordinary general meeting online. Beneficial shareholders should contact Continental Stock Transfer & Trust Company at least five business days prior to the extraordinary general meeting date in order to ensure access.

Voting Power; Record Date

Kensington’s shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned Kensington Ordinary Shares at the close of business on , 2026, which is the record date for the extraordinary general meeting (the “Record Date”). Shareholders will have one vote for each Kensington Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. Kensington Rights do not have voting rights. At the close of business on the Record Date, there were 32,857,142 Kensington Ordinary Shares outstanding, of which 23,000,000 were Public Shares, with the remainder being held by the Sponsor.

Quorum and Vote of Kensington Shareholders

A quorum of Kensington shareholders is necessary to hold a valid meeting. A quorum will be present at the Kensington extraordinary general meeting if the holders of at least a majority of the issued and outstanding Kensington Ordinary Shares entitled to vote at the extraordinary general meeting are represented in person or by proxy (which would include presence at the extraordinary general meeting). Abstentions and broker non-votes are considered present for purposes of establishing a quorum, and will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

As of the Record Date for the extraordinary general meeting, holders of record of 16,428,572 Kensington Ordinary Shares being present at the extraordinary general meeting (in person or by proxy) would be required to achieve a quorum.

The Sponsor has agreed to vote all the Founder Shares and any Public Shares they may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, the Sponsor and certain members of the Kensington Board own 30% of the issued and outstanding Kensington Ordinary Shares. As a result, Kensington would need only 6,571,430, or approximately 28.6% of the Public Shares not held by affiliates, to be voted in favor of the Business Combination in order to approve the Business Combination Proposal (assuming all issued and outstanding Kensington Ordinary Shares are voted).

The proposals presented at the extraordinary general meeting require the following votes:

•
Business Combination Proposal — The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Kensington Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.
•
Domestication Proposal — The approval of the Domestication Proposal requires a special resolution, being the affirmative vote of holders of at least two-thirds of the Kensington Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.
•
Stock Issuance Proposal — The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Kensington Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.
•
Organizational Documents Proposal — The approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of holders of at least two-thirds of the Kensington Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.
•
Advisory Organizational Documents Proposals — The separate approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires a special resolution, being the affirmative vote of holders of at least two-thirds of the Kensington Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.
•
New Nth Cycle Incentive Plan Proposal — The approval of the New Nth Cycle Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Kensington Ordinary Shares, who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.
•
Adjournment Proposal — The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a simple majority of the Kensington Ordinary Shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

Redemption Rights

Under the Existing Governing Documents, holders of Public Shares may elect to have their shares redeemed for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the Closing, including any pro rata interest earned on the funds held in the Trust Account and not previously released to Kensington to pay its tax obligations or fund working capital requirements (net of taxes). However, Kensington will not redeem any Public Shares to the extent that such redemption would result in Kensington having net tangible assets (as determined in accordance with Rule 3a51‑1(g)(1) of the Exchange Act) of less than $5,000,001. For illustrative purposes, based on funds in the Trust Account of approximately $232,582,684 as of June 30, 2026, the per share redemption price would have been approximately $10.11.

Under the Existing Governing Documents, in connection with an initial business combination, a Public Shareholder, together with any affiliate or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), is restricted from seeking redemption rights with respect to more than 15% of the Public Shares.

If a holder exercises its redemption rights, then such holder will be exchanging its Public Shares for cash, will no longer own such Public Shares and will not participate in the future growth of Kensington, if any. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its Kensington New Units (either physically or electronically) to Kensington’s transfer agent in accordance with the procedures described herein. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Kensington’s transfer agent in order to validly redeem its Public Shares. See “The Extraordinary General Meeting of Kensington Shareholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Prior to the Closing, the Public Shares will not separately trade. Instead, they will only trade as part of the Kensington Original Units, each of which consists of one Kensington Class A Share, one-quarter (1/4) of one Kensington Class 1 Warrant and three-quarters (3/4) of one Kensington Class 2 Warrant, or as part of the Kensington New Units, each of which consists of one Kensington Class A Share and three-quarters (3/4) of one Kensington Class 2 Warrant. If you elect to redeem any Public Shares, any Kensington Class 2 Warrants that are attached (as part of the Kensington New Units) to Public Shares that are redeemed will expire upon such redemption. Further, you may not submit any Kensington Original Units for redemption. In order to exercise your redemption rights with respect to your Public Shares, you must separate the Kensington Original Units and receive, for each Kensington Original Unit, one-quarter (1/4) of one Kensington Class 1 Warrant and one Kensington New Unit. We have been advised that this separation generally takes at least two business days to complete. As such, to the extent you desire to exercise your redemption rights, it is important that this separation occurs a sufficient amount of time in advance of the redemption deadline to ensure you are able to timely submit the Kensington New Unit for redemption of your Public Share. Once you hold Kensington New Units, you are able to exercise the redemption right with respect to the underlying Public Share by timely submitting that Kensington New Unit for redemption of your Public Share. In connection with such redemption, the three-quarters (3/4) of one Kensington Class 2 Warrant included in such Kensington New Unit will expire.

Appraisal Rights

Neither Kensington shareholders nor the holders of Kensington Warrants have appraisal rights in connection with the Business Combination or the Domestication under Cayman Islands law or under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Kensington has engaged to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Extraordinary General Meeting of Kensington — Revoking Your Proxy”.

Certain Interests of Kensington’s Directors and Officers and Others in the Business Combination

In considering the recommendation of the Kensington Board with respect to the Business Combination, shareholders should be aware that, apart from their interests as shareholders, Kensington's directors and officers have interests in the Business Combination that may differ from, or be in addition to, those of Kensington's shareholders generally. The Kensington Board was aware of and considered these interests when evaluating and approving the Business Combination.

These interests include, among others:

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the ownership by Kensington's directors, officers and affiliates of the Sponsor of 9,857,142 Founder Shares purchased for an aggregate purchase price of $25,000 and Private Placement Warrants, all of which may become worthless if Kensington does not complete an initial business combination within the prescribed timeframe;
•
the right of the Sponsor, directors and officers to receive reimbursement for out-of-pocket expenses incurred in connection with identifying, investigating and completing an initial business combination;
•
the obligation of Kensington to pay administrative and other service fees of $20,000 per month to Justin Mirro's affiliate, Kensington Capital Partners, and $20,000 per month to Daniel Huber's affiliate, DEHC, for 18 months commencing March 3, 2026, with any unpaid amounts accelerating upon the completion of an initial business combination;
•
outstanding Working Capital Loans made by the Sponsor that may be repaid upon completion of the Business Combination or converted into warrants of the post-Business Combination entity at a price of $0.50 per warrant; and the Sponsor's stated intention to convert the existing $200,000 Working Capital Loan into 400,000 warrants to be issued equally to Kensington Capital Partners and DEHC;
•
the fact that the Sponsor, directors and officers have agreed to waive certain redemption rights and rights to liquidating distributions with respect to their Founder Shares in connection with an initial business combination; and

•
the possibility that following the completion of the Business Combination, members of Kensington's management team who remain with the combined company may receive consulting, management or other compensation from the combined company, although the amount of any such compensation is not currently known.

The Kensington Board considered the interests described above, among other matters, when evaluating and approving the Business Combination. For additional information, see “Proposal No. 1 — The Business Combination Proposal — The Kensington Board's Reasons for the Approval of the Business Combination” and “Certain Relationships and Related Person Transactions”.

Ownership of New Nth Cycle

The following summarizes the pro forma shares outstanding of New Nth Cycle Common Stock under the three redemption scenarios, excluding the potential dilutive effect of (i) the Earnout Consideration; (ii) the Public Warrants; (iii) the Private Placement Warrants; (iv) Working Capital Warrants; and (v) New Nth Cycle Options:

	No Redemption Scenario		Interim Redemption Scenario		Maximum Redemption Scenario
	Shares	% Ownership	Shares	% Ownership	Shares	% Ownership
Public Shareholders	23,000,000	29.2%	13,250,000	19.5%	3,500,000	6.1%
Sponsor(1)	9,857,142	12.5%	8,822,946	13.0%	7,788,749	13.6%
Nth Cycle Stockholders	41,832,946	53.2%	41,832,946	61.6%	41,832,946	73.3%
PIPE Investors	4,000,000	5.1%	4,000,000	5.9%	4,000,000	7.0%
Total	78,690,088	100.0%	67,905,892	100.0%	57,121,695	100.0%

Potential Sources of Dilution
New Nth Cycle Options	3,721,197		3,721,197		3,721,197
Public Warrants	23,000,000		15,687,500		8,375,000
Private Placement Warrants	14,600,000		14,600,000		14,600,000
Working Capital Warrants	400,000		400,000		400,000
Earnout Consideration	20,000,000		20,000,000		20,000,000

(1)
Shares held by the Sponsor includes 4,928,571 of New Nth Cycle Common Stock that will remain subject to forfeiture unless, within seven years after the Closing Date, there is either a Change of Control (as defined in the Sponsor Lock-Up Agreement) or the last reported sales price of the New Nth Cycle Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period.

Regulatory Matters

Neither Kensington nor Nth Cycle are aware of any material regulatory approvals or actions that are required for completion of the Business Combination, other than the regulatory notices and approvals discussed in “Proposal No. 1 — The Business Combination Proposal — Business Combination Agreement — Closing Conditions — Conditions to the Obligations of Each Party”. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Under the HSR Act and the rules promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice and the FTC and applicable waiting period requirements have been satisfied. Kensington and Nth Cycle evaluated the applicability of the HSR Act to the Business Combination and determined that no filing under the HSR Act is required in connection with the Business Combination and, accordingly, have waived such closing condition under the Business Combination Agreement. As a result, no information is required to be furnished to the Antitrust Agencies in connection therewith.

Recommendation to Shareholders of Kensington

The Kensington Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Kensington’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the New Nth Cycle Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal, if presented to the extraordinary general meeting.

Background and Material Terms of the Business Combination

Kensington Capital Acquisition Corp. VI is a special purpose acquisition company, incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. The terms of the Business Combination Agreement are the result of negotiations between the representatives of Kensington and Nth Cycle, which occurred between May and July 2026. For more information, see “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination”.

The Kensington Board’s Reasons for the Approval of the Business Combination

Before reaching its decision to approve the Business Combination Agreement and recommend that Kensington shareholders approve the Business Combination, the Kensington Board consulted with management and its legal, financial and other advisors. In evaluating the Business Combination, the Kensington Board considered numerous factors relating to Nth Cycle, the terms of the Business Combination, the risks associated with the transaction and the alternatives available to Kensington. The Kensington Board did not assign relative weights to the various factors considered. Different members of the Kensington Board may have assigned different weights to different factors.

For a more complete description of the Kensington Board’s reasons for the approval of the Business Combination and the unanimous recommendation of the Kensington Board, see “Proposal No. 1 — The Business Combination Proposal — The Kensington Board’s Reasons for the Approval of the Business Combination”.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination.

Estimated Sources and Uses (No Redemption Scenario)

Sources			Uses
	($ in millions)			($ in millions)
Nth Cycle Equity Rollover		$507.2	Nth Cycle Equity Rollover		$507.2
Cash from Trust Account	$		Cash to Balance Sheet	$
Total PIPE Investment		$40.0	Estimated Transaction Expenses		$22.0
			Repayment of Nth Cycle D-SAFE		$0.5
Total sources	$		Total uses	$

Estimated Sources and Uses (Maximum Redemption Scenario)

Sources			Uses
	($ in millions)			($ in millions)
Nth Cycle Equity Rollover		$507.2	Nth Cycle Equity Rollover		$507.2
Cash from Trust Account	$		Cash to Balance Sheet	$
Total PIPE Investment		$40.0	Estimated Transaction Expenses		$14.2
			Repayment of Nth Cycle D-SAFE		$0.5
Total sources	$		Total uses	$

U.S. Federal Income Tax Considerations

For a discussion summarizing certain U.S. federal income tax considerations of the Domestication and an exercise of redemption rights in connection with the Business Combination, please see “Certain U.S. Federal Income Tax Considerations of the Redemption and the Domestication”.

Accounting Considerations

The Business Combination between Nth Cycle and Kensington is expected to be accounted for as a reverse recapitalization, as Kensington does not meet the definition of a business under U.S. GAAP. For financial reporting purposes, Nth Cycle is identified as the accounting acquirer, and Kensington as the accounting acquiree. This determination is based on Nth Cycle’s majority voting rights, control over board appointments, and dominance of senior management in the post-combination entity. Since Kensington lacks substantive inputs, processes, and outputs, the transaction does not qualify as a business combination under Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”). For accounting purposes, the financial statements of New Nth Cycle will represent a continuation of the financial statements of Nth Cycle, with the Business Combination being treated as the equivalent of Nth Cycle issuing stock for the net assets of Kensington, accompanied by recapitalization. The net assets of Kensington will be stated at historical carrying values, and no goodwill or other intangible assets will be recorded. For more information, see “Proposal No. 1 — The Business Combination Proposal — Expected Accounting Treatment for the Business Combination.”

Emerging Growth Company

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Kensington has not elected, and New Nth Cycle is not expected to elect, to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as emerging growth companies, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

New Nth Cycle will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the effectiveness of Kensington’s IPO registration statement, (b) in which New Nth Cycle has total annual revenue of at least $1.235 billion, or (c) in which New Nth Cycle is deemed to be a large accelerated filer, which means the market value of its common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which New Nth Cycle has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.

Smaller Reporting Company

Kensington is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements.

Following the Closing, New Nth Cycle will be required to re-determine its status as a smaller reporting company prior to the time it makes its first filing with the SEC (other than the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act)). New Nth Cycle will be able to continue to take advantage of the smaller reporting company scaled disclosures if its voting and non-voting common stock held by non-affiliates is less than $250.0 million measured as of a date within four business days after the consummation of the Business Combination, or Nth Cycle’s annual revenue is less than $100.0 million as of the most recently completed fiscal year reported in the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act). If New Nth Cycle is no longer a smaller reporting company after this initial determination, it would need to reflect its re-determined status in any filing that is due after the 45-day period following the Closing. We expect that New Nth Cycle will remain a smaller reporting company after the Closing. To the extent that New Nth Cycle takes advantage of the reduced disclosure obligations available for smaller reporting companies, it may also make comparison of our financial statements with other public companies difficult or impossible.

Risk Factors

In evaluating the proposals to be presented at the extraordinary general meeting, shareholders should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 22 of this proxy statement/prospectus. In particular, such risks include, but are not limited to, the following:

•
Directors and officers of Kensington, the Sponsor and their affiliates have interests in the Business Combination and the proposals described in this proxy statement/prospectus that are different from, or in addition to and/or in conflict with, those of the Kensington shareholders generally;
•
Kensington may amend the terms of the Kensington Warrants in a manner that may be adverse to holders of Public Warrants with the approval by the holders of at least 50% of the then outstanding Public Warrants;
•
The Sponsor, Kensington’s or Nth Cycle’s directors, managers, officers, advisors and their affiliates may elect to purchase Public Shares or Public Warrants, which may influence a vote on the Business Combination and reduce the public “float” of our securities;
•
Kensington (or New Nth Cycle) will not have any right to make damage claims against Nth Cycle for the breach of any representation, warranty or covenant made by Nth Cycle in the Business Combination Agreement;
•
Kensington’s shareholders will experience dilution due to the issuance of shares of New Nth Cycle Common Stock and securities convertible into the shares of New Nth Cycle Common Stock to the Nth Cycle Members as consideration in the Business Combination and the issuance of securities in the PIPE Investment;
•
Nth Cycle has a limited operating history and has generated only limited revenue, substantially all of which has been derived from grants and awards rather than from refining operations, and its ability to generate operating revenue depends substantially on the successful development and commercialization of its OYSTER system;
•
Nth Cycle has a history of operating losses, expects to continue to incur losses, and must achieve significant growth in throughput and revenue to reach sustained, long-term profitability;
•
New Nth Cycle may need to raise additional capital in the future in order to execute its strategic plan following the Business Combination and related transactions, which may not be available on terms acceptable to us, or at all. Prior to the Business Combination, Nth Cycle’s liquidity position, forecast of operating results and cash flows, and outstanding debt obligations raised substantial doubt about its ability to continue as a going concern;
•
Nth Cycle’s commercial plans depend on its next-generation of cell design, which underpins the throughput and service interval assumptions for its anchor projects, and which remains in active design, testing and qualification; the next-generation electroextraction cell in the OYSTER system may be delayed, require redesign, or fail to achieve its targeted throughput, service intervals or costs, which would have an adverse effect on Nth Cycle’s business;
•
Nth Cycle developing a cell assembly facility in the Eastern United States to assemble its next-generation cells, and refining facilities in the Southeastern United States and Western Europe, and construction delays, cost overruns, supply-chain set-backs and other issues could delay its projects, increase its costs or otherwise adversely affect its business and results of operations;
•
Nth Cycle has validated its technology at only a single demonstration facility, and has not yet designed, financed or operated commercial refinery at the scale Nth Cycle expects will be required for commercial success;
•
Nth Cycle’s success depends on its ability to refine battery materials, rare earth elements, copper and other critical materials economically, at large commercial scale, on schedule, of sufficient quality and to its customers’ specifications using its OYSTER system;
•
Successful commissioning of an OYSTER system does not guarantee successful commercialization;
•
Nth Cycle’s revenue will in part depend on maintaining and increasing feedstock supply commitments, securing new customers and offtake arrangements, and converting its term sheets into binding definitive agreements, a process that can be long and unpredictable;
•
Nth Cycle relies on third parties, including engineering, procurement, and construction contractors, equipment vendors and cell-component suppliers, as well as third-party service providers and consultants, and their failure to perform could delay its operations and adversely affect our growth opportunities and business;

•
Nth Cycle has identified material weaknesses in its internal control over financial reporting. If New Nth Cycle is unable to design and maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of its financial reports, which could adversely affect its stock price.
•
Nth Cycle expects to experience rapid growth, and failure to manage that growth effectively could have an adverse effect on their business.
•
Nth Cycle is subject to extensive and evolving environmental, health, safety and permitting laws and regulations, including the U.S. Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act and analogous state Superfund laws, and requirements governing the classification, handling and disposal of various feedstocks, process residues, emissions and wastewater, and any failure to comply, or the potential classification of black mass or residues as hazardous or as waste, could increase its costs, subject it to penalties and have an adverse effect on its operations; and
•
Nth Cycle’s inability to obtain, maintain, protect or enforce its intellectual property rights, including its licensed intellectual property and trademarks, could have a material adverse effect on its operations and future success.

Market Price, Ticker Symbol and Dividends

Kensington

Trading Market of Kensington’s Securities

Kensington’s Units, Public Shares, Warrants and the Kensington New Units are currently listed on NYSE under the symbols “KCAC.U,” “KCAC,” “KCAC.W,” and “KCA.U.” Kensington’s Units, Class 1 Warrants and Kensington New Units commenced trading on NYSE on March 5, 2026.

The closing price of the Kensington Units, Class 1 Warrants and Kensington New Units on July 21, 2026, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.55, $10.07 and $1.40, respectively. As of July 31, 2026, the closing price of each of the Kensington Units, Kensington New Units and Class 1 Warrants was $10.36, $10.17 and $1.17. Kensington’s securityholders should obtain current market quotations for the securities. The market price of Kensington’s securities could vary at any time prior to the Closing. Market price information regarding the Kensington Class A Shares and Class B Shares is not provided here because there is no established public trading market for such shares.

Holders

As of , 2026, the Record Date, there were record holders of Kensington Units, record holders of Kensington New Units, record holders of Class 1 Warrants and one holder of record of Kensington Class B Shares. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Kensington securities are held of record by banks, brokers and other financial institutions.

Dividends

Kensington has not paid any cash dividends to its shareholders to date and does not intend to pay cash dividends prior to the completion of the Business Combination.

Nth Cycle

Trading Market of Nth Cycle’s Securities

Historical market price information regarding Nth Cycle is not provided because there is no public market for its securities.

SUMMARY HISTORICAL FINANCIAL INFORMATION OF NTH CYCLE

The following table shows the selected historical financial information of Nth Cycle for the periods and as of the dates indicated.

The summary of historical financial information for Nth Cycle presented below for the years ended December 31, 2025 and 2024, and the summary balance sheets as of December 31, 2025 and 2024 have been derived from Nth Cycle’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The summary information in the following tables should be read in conjunction with the sections titled “Risk Factors - Risks Related to Our Business and Industry” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Nth Cycle” and Nth Cycle’s consolidated financial statements and related notes thereto included elsewhere in this proxy statement/prospectus. The selected historical financial information in this section is not intended to replace Nth Cycle’s consolidated financial statements and related notes. Nth Cycle’s historical results are not necessarily indicative of Nth Cycle’s future results.

As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to Nth Cycle, prior to and without giving pro forma effect of the impact of the Business Combination and, as a result, the results in this section may not be indicative of the results of the New Nth Cycle’s going forward.

	Year Ended December 31,
(in thousands, except share and per share amounts)	2025	2024
Grant revenue	$349	$72
Operating expenses:
General and administrative	9,377	7,682
Research and development	7,926	8,065
Selling and marketing	984	1,256
Total operating expenses	18,287	17,003
Loss from operations	(17,938)	(16,931)
Other income:
Other income	—	43
Interest income	274	883
Interest expense	(616)	(105)
Change in fair value of warrant liabilities	35	60
Change in fair value of D-SAFE liability	83	(89)
Total other (loss) income	(224)	792
Loss before provision for income taxes	(18,162)	(16,139)
Provision (benefit) for income taxes	—	—
Net loss	$(18,162)	$(16,139)
Net loss per share:
Basic and diluted	$(3.92)	$(3.48)
Weighted-average shares outstanding:
Basic and diluted	4,638,264	4,637,953

	As of December 31,
(in thousands, except share and per share amounts)	2025	2024
Total Assets	$20,166	$21,135
Total Liabilities	$31,118	$14,064
Total Redeemable Convertible Preferred Stock	$52,103	$52,103
Total Stockholder's Deficit	$(63,055)	$(45,032)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data (the “Summary Pro Forma Data”) gives effect to the transactions described in the section titled “Unaudited Pro Forma Condensed Combined Financial Information.” The Business Combination between Nth Cycle and Kensington is expected to be accounted for as a reverse recapitalization, as Kensington does not meet the definition of a business under U.S. GAAP. For financial reporting purposes, Nth Cycle is identified as the accounting acquirer, and Kensington as the accounting acquiree. This determination is based on Nth Cycle’s majority voting rights, control over board appointments, and dominance of senior management in the post-combination entity. Since Kensington lacks substantive inputs, processes, and outputs, the transaction does not qualify as a business combination under ASC 805. For accounting purposes, the financial statements of New Nth Cycle will represent a continuation of the financial statements of Nth Cycle, with the Business Combination being treated as the equivalent of Nth Cycle issuing stock for the net assets of Kensington, accompanied by recapitalization. The net assets of Kensington will be stated at historical carrying values, and no goodwill or other intangible assets will be recorded. Upon the completion of the Business Combination, substantially all of the assets and business of the combined company will be held and operated by New Nth Cycle.

The summary unaudited pro forma condensed combined balance sheet data as of December 31, 2025 gives pro forma effect to the Business Combination and related transactions as if they had occurred on December 31, 2025. The summary unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2025 gives pro forma effect to the Business Combination and related transactions as if they had been consummated on January 1, 2025.

The Summary Pro Forma Data has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of the combined company appearing elsewhere in this proxy statement/prospectus and the accompanying notes. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements of Nth Cycle and related notes and the historical financial statements of Kensington and related notes included in this proxy statement/ prospectus. The Summary Pro Forma Data have been presented for information purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the transaction been completed as of the dates indicated. In addition, the Summary Pro Forma Data do not purport to project the future financial position or operating results of the combined company.

All amounts presented in this section are in thousands, except share and per share amounts.

The summary unaudited pro forma condensed combined financial information has been prepared assuming three redemption scenarios after giving effect to the Transactions, as follows:

•
No Redemption Scenario - This scenario assumes that none of Kensington’s Class A Common Stock are redeemed.
•
Interim Redemption Scenario - This scenario assumes that 9,750,000 shares of Kensington’s Class A Common Stock (which represents the mid-point between the No Redemption Scenario and Maximum Redemption Scenario) are redeemed for an aggregate payment of approximately $97,500 (using a per share redemption price of $10.00 per share) from the trust account.
•
Maximum Redemption Scenario - This scenario assumes that 19,500,000 shares of Kensington’s Class A Common Stock (which represents the maximum number of redemptions that can occur while still satisfying the $75,000 Minimum Cash Condition pursuant to the terms of the Business Combination Agreement) are redeemed for an aggregate payment of approximately $195,000 (using a per share redemption price of $10.00 per share) from the trust account.

If the actual facts are different from these assumptions, including as to the amount of Kensington’s cash and net debt, then the maximum number of redemptions and the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different.

	For the year ended December 31, 2025
Pro Forma Condensed Combined Statement of Operations Data (in thousands, except share and per share data)	No Redemption Scenario	Interim Redemption Scenario	Maximum Redemption Scenario
Revenue	$349	$349	$349
Net loss	$(20,545)	$(20,545)	$(20,545)
Net loss per share - basic and diluted	$(0.26)	$(0.30)	$(0.36)
Weighted average common shares outstanding - basic and diluted	78,690,088	67,905,892	57,121,695

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER SHARE INFORMATION OF KENSINGTON AND NTH CYCLE

The following table sets forth selected historical comparative share information for Nth Cycle and Kensington, and unaudited pro forma condensed combined per share information of the combined company after giving effect to the Business Combination, assuming three redemption scenarios as follows (all amounts presented in this section are in thousands, except share and per share amounts):

•
No Redemption Scenario - This scenario assumes that none of Kensington’s Class A Common stock are redeemed.
•
Interim Redemption Scenario - This scenario assumes that 9,750,000 shares of Kensington’s Class A Common Stock (which represents the mid-point between the No Redemption Scenario and Maximum Redemption Scenario) are redeemed for an aggregate payment of approximately $97,500 (using a per share redemption price of $10.00 per share) from the trust account.
•
Maximum Redemption Scenario - This scenario assumes that 19,500,000 shares of Kensington’s Class A Common Stock (which represents the maximum number of redemptions that can occur while still satisfying the $75,000 Minimum Cash Condition pursuant to the terms of the Business Combination Agreement) are redeemed for an aggregate payment of approximately $195,000 (using a per share redemption price of $10.00 per share) from the trust account.

The pro forma stockholders’ equity information reflects the Business Combination and related transactions as if they had occurred on December 31, 2025. The weighted average shares outstanding and net loss per share information for the year ended December 31, 2025, gives pro forma effect to the Business Combination and related transactions as if they had occurred on January 1, 2025, the beginning of the earliest period presented.

If the actual facts are different than these assumptions, including as to the amount of Kensington’s cash and net debt, then the maximum number of redemptions and the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different.

This information is only a summary and should be read together with the historical financial information included elsewhere in this proxy statement/prospectus, and the historical financial statements of Nth Cycle and related notes and historical financial statements of Kensington and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of Nth Cycle and Kensington are derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined loss per share information below does not purport to represent the loss per share which would have occurred had the companies been combined during the periods presented, nor loss per share of any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Nth Cycle and Kensington would have been had the companies been combined during the periods presented.

	As of and for the year ended December 31, 2025
(in thousands, except share and per share data)	Kensington (Historical)(1)	Nth Cycle (Historical)(2)	Pro Forma Combined No Redemption	Pro Forma Combined Interim Redemption	Pro Forma Combined Maximum Redemption
Stockholders' equity (deficit)	$(13,946)	$(63,055)	$239,913	$146,313	$52,713

Net loss	$(24)	$(18,162)	$(20,545)	(20,545)	(20,545)

Net income (loss) attributable to common stockholders	$(24)	$(18,162)	$(20,545)	$(20,545)	$(20,545)

Common shares outstanding as of December 31, 2025 - basic and diluted	8,571,428	4,638,270	78,690,088	67,905,892	57,121,695
Weighted average common shares outstanding - basic and diluted	8,571,428	4,638,264	78,690,088	67,905,892	57,121,695
Stockholders' equity (deficit) per share - basic and diluted	$(1.63)	$(13.59)	$3.05	$2.15	$0.92
Net income (loss) per share attributable to common stockholders - basic and diluted	$—	$(3.92)	$(0.26)	$(0.30)	$(0.36)

(1)
Kensington complies with the accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Kensington has two classes of ordinary shares. Income and losses are shared pro rata between the two classes of ordinary shares. For the year ended December 31, 2025, Kensington Class B Ordinary Shares were the only outstanding ordinary shares. Accordingly, the net loss per Kensington Class B Ordinary Shares is presented. Net loss per ordinary share is calculated by dividing the net loss by the weighted average ordinary shares outstanding for the respective period. Diluted net loss per share attributable to ordinary shareholders adjusts the basic net loss per share attributable to ordinary shareholders and the weighted-average ordinary shares outstanding for the potentially dilutive impact of outstanding warrants. Due to the net loss attributable to Nth Cycle for the year ended December 31, 2025, the inclusion of all potential Class B ordinary shares outstanding would have been anti-dilutive. As a result, diluted net loss per ordinary share is the same as basic net loss per ordinary share for the year ended December 31, 2025.
(2)
All classes of Nth Cycle’s redeemable convertible preferred stock are considered participating securities because they entitle holders to participate in dividends to common stockholders on an as-converted basis. Under the two-class method, earnings of Nth Cycle are allocated between common stockholders and these participating securities based on the weighted-average number of shares of common stock and participating securities outstanding during the relevant period. The participating securities do not have a contractual obligation to share in the losses of Nth Cycle. Therefore, net loss is fully attributable to Nth Cycle's common stockholders for the year ended December 31, 2025. Net loss per share is computed by dividing net loss attributable to Nth Cycle's common stockholders by the weighted-average number of shares outstanding during the period. The following outstanding potentially dilutive common stock equivalents have been excluded from the computation of diluted net loss per share for the periods presented due to their anti-dilutive effect:

Year Ended December 31, 2025
Series Seed redeemable convertible preferred stock	3,428,649
Series A redeemable convertible preferred stock	3,554,301
Series B redeemable convertible preferred stock	3,496,417
Stock options	1,503,163
2021 Warrant	115,174
2022 LSA Warrant	13,328
2024 LSA Warrant	36,132
Total potentially dilutive securities	12,147,164

RISK FACTORS

You should carefully consider all the following risk factors, together with all of the other information in this proxy statement/prospectus, including the financial information, before deciding how to vote or instruct your vote to be cast to approve the Transaction Proposals described in this proxy statement/prospectus.

The value of your investment following the completion of the Business Combination will be subject to significant risks affecting, among other things, Nth Cycle’s business, financial condition and results of operations. If any of the events described below occur, the New Nth Cycle’s post-Business Combination business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of New Nth Cycle’s securities and you therefore may lose all or part of your investment. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of Kensington and Nth Cycle.

Risks Related to Kensington

Directors and officers of Kensington, the Sponsor and their affiliates have interests in the Business Combination and the proposals described in this proxy statement/prospectus that are different from, in addition to and/or in conflict with, those of the Kensington shareholders generally.

When you consider the recommendation of the Kensington Board in favor of approval of the Business Combination Proposal and the other Condition Precedent Proposals included herein, you should keep in mind that the Sponsor and Kensington’s directors and officers have interests in such proposals that are different from, in addition to and/or in conflict with, those of the holders of Kensington Ordinary Shares generally. These interests include, among other things:

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the fact that the Sponsor and Kensington’s officers and directors have agreed not to redeem any shares in connection with a shareholder vote to approve a proposed initial business combination;
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the beneficial ownership by the Sponsor of an aggregate of 9,857,142 Founder Shares and 11,533,333 Private Placement Warrants, which shares and warrants would become worthless if Kensington does not complete a business combination within the applicable time period, as the Sponsor has waived any right to redemption with respect to these shares. The Sponsor did not receive any consideration for the waiver. The Sponsor paid an aggregate of $25,000 for the Founder Shares and $5,000,000 for the Private Placement Warrants. The Founder Shares have an aggregate market value of approximately $91.6 million, based on the difference between the closing price of the Kensington New Units (each Kensington New Unit consisting of one Kensington Class A Share and three-quarters of one Kensington Class 2 Warrant) of $10.17 on the NYSE on July 31, 2026, minus the closing price of the Public Warrants of $1.17 on the NYSE on July 31, 2026, resulting in a theoretical gain of approximately $91.6 million. The Private Placement Warrants have an aggregate market value of approximately $13.5 million, based on the closing price of the Public Warrants of $1.17 on the NYSE on July 31, 2026, resulting in a theoretical gain of $8.5 million; even if the trading price of Kensington Class A Shares was as low as $1.00 per share, and the Private Placement Warrants are worthless, the value of the Founder Shares would be greater than the Sponsor’s initial investment in Kensington. As a result, the Sponsor is likely to be able to make a substantial profit on its investment in Kensington at a time when its public shares have lost significant value. On the other hand, if Kensington liquidates without completing a business combination, the Sponsor will likely lose its entire investment in Kensington. Accordingly, the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;
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Justin Mirro, Kensington’s Chief Executive Officer and Chairman, is the managing member of the managing member of the Sponsor. Consequently, he may be deemed the beneficial owner of the 9,857,142 Founder Shares and 11,533,333 Private Placement Warrants and to have voting and dispositive control over such securities. Mr. Mirro disclaims beneficial ownership of any securities other than to the extent he may have a pecuniary interest therein, directly or indirectly;
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the fact that each of Kensington’s other officers and directors is a non-managing member of the Sponsor and has an indirect pecuniary interest in any Kensington securities owned by the Sponsor through his or her interests in the Sponsor;
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the Sponsor agreed to loan Kensington an aggregate of up to $300,000 to cover expenses related to the IPO pursuant to a promissory note, dated December 11, 2025 (the “Note”). This loan was non-interest bearing and payable upon the completion of the IPO; provided that amounts due under the Note were, at the option of the Sponsor, convertible into Working Capital Loans. Kensington borrowed $200,000 under the Note and, in connection with the closing of the IPO, the Sponsor elected to convert the Note into a Working Capital Loan;

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as of March 31, 2026, the Sponsor has made Working Capital Loans of $200,000 to Kensington. Such Working Capital Loans may be repaid out of the proceeds of the Trust Account released to Kensington or converted into warrants of the post-Business Combination entity at a price of $0.50 per warrant, such warrants to be identical to the Private Placement Warrants. The Sponsor has informed Kensington of the following: that the Sponsor intends to convert the loan into 400,000 warrants on the same terms as the Private Placement Warrants (as contemplated by the Kensington Warrant Agreement pursuant to which the Private Placement Warrants were issued) at the same time the Business Combination is completed and for such warrants to be issued equally to Kensington Capital Partners and DEHC, each of which had advanced one-half of such amount to the Sponsor in order for the loan to be made. Such warrants have an aggregate market value of $468,000 based on the closing price of the Public Warrants of $1.17 on the NYSE on July 31, 2026;
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the Sponsor and Kensington’s directors and officers and their respective affiliates will not receive reimbursement for any out-of-pocket expenses incurred by them on Kensington’s behalf incident to identifying, investigating and completing a business combination to the extent such expenses exceed the amount not required to be retained in the Trust Account, unless a business combination is consummated. As of , 2026, the Sponsor and Kensington’s directors and officers and their respective affiliates had incurred approximately $ of such reimbursable out-of-pocket expenses;
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Kensington agreed to pay Kensington Capital Partners, which is the managing member of the Sponsor and is controlled by Mr. Mirro, $20,000 per month for 18 months, commencing on March 3, 2026. Upon the Closing, any portion of the $360,000 that has not yet been paid, will accelerate and become due and payable;
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Kensington agreed to pay DEHC, an affiliate of Daniel Huber, Kensington’s Chief Financial Officer, $20,000 per month for 18 months, commencing on March 3, 2026. Upon the Closing, any portion of the $360,000 that has not yet been paid, will accelerate and become due and payable;
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the fact that Kensington’s officers, directors and affiliates have signed Securities Purchase Agreements to invest an aggregate of approximately $9.2 million in the PIPE;
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the continued indemnification of current directors and officers of Kensington and the continuation of directors’ and officers’ liability insurance after the Business Combination; and
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the fact that the Sponsor and its affiliates can earn a positive return on their investment, even if the Public Shareholders have a negative return on their investment in Nth Cycle.

The existence of the differing, additional and/or conflicting interests described above may have influenced the decision of Kensington’s officers and directors to enter into the Business Combination Agreement and Kensington’s directors in making their recommendation that you vote in favor of the approval of the Business Combination. In particular, the existence of the interests described above may incentivize Kensington’s officers and directors to complete an initial business combination, even if on terms less favorable to Kensington’s Shareholders compared to liquidating Kensington, because, among other things, if Kensington is liquidated without completing an initial business combination, the Founder Shares would be worthless.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to Kensington, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About Kensington — Conflicts of Interest.”

The Sponsor and Kensington’s directors and officers have agreed to vote in favor of the Business Combination, regardless of how our Public Shareholders vote.

The Sponsor and Kensington’s directors and officers have agreed to vote all the Founder Shares and any Public Shares they may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owned 9,857,142 Founder Shares, representing approximately 30.0% of the issued and outstanding Kensington Ordinary Shares, and 11,533,333 Kensington Class A Shares underlying the Private Placement Warrants. As a result, Kensington would need only 6,571,430 Public Shares, or approximately 28.6% of the Public Shares not held by affiliates, to be voted in favor of the Business Combination Proposal in order to approve the Business Combination Proposal (assuming all issued and outstanding Kensington Ordinary Shares are voted at the extraordinary general meeting), or no Public Shares not held by affiliates if only the minimum number of shares representing a quorum are voted.

The ability of the Public Shareholders to exercise redemption rights with respect to a large number of the Public Shares could increase the probability that the Business Combination will be unsuccessful and that you would have to wait for liquidation in order to redeem your Public Shares.

We do not know how many Public Shareholders may exercise their redemption rights. If a larger number of Public Shares are submitted for redemption than we initially expected, we may need to arrange for additional debt or equity financing to provide working capital to New Nth Cycle following the Closing. There can be no assurance that such debt or equity financing will be available to us if we need it or, if available, the terms will be satisfactory to us. Raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels and may increase the probability that the Business Combination will be unsuccessful. If the Business Combination is unsuccessful, you would not receive your pro rata portion of the Trust Account until we complete an alternate initial business combination or if we are unable to complete an initial business combination within the time period provided by the Cayman Constitutional Documents. If you are in need of immediate liquidity, you could attempt to sell your Public Shares in the open market; however, at such time our Public Shares may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with your exercise of redemption rights until we liquidate or you are able to sell your Public Shares in the open market.

New Nth Cycle may redeem your unexpired Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Public Warrants worthless.

New Nth Cycle will have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per public warrant if, among other things, the last reported sale price of New Nth Cycle Common Stock equals or exceeds $18.00 per share (as adjusted to the number of shares issuable upon exercise or the exercise price of a Public Warrant) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which New Nth Cycle sends the notice of redemption to the Public Warrant holders. If and when the Public Warrants become redeemable by New Nth Cycle, New Nth Cycle may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, New Nth Cycle may redeem the Public Warrants as set forth above even if the holders are otherwise unable to exercise the Public Warrants. Redemption of the issued and outstanding Public Warrants could force you to: (1) exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (2) sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants; or (3) accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, Kensington expects would be substantially less than the market value of your Public Warrants. None of the Private Placement Warrants will be redeemable by New Nth Cycle so long as they are held by the Sponsor, underwriters or the initial lender providing working capital loans, as applicable, or any of their respective permitted transferees.

Kensington will require Public Shareholders who wish to redeem their Kensington Class A Shares in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

Kensington will require the Public Shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to Kensington’s transfer agent prior to the expiration date set forth in the tender offer documents mailed to such holders, or in the event Kensington distributes proxy materials, up to two business days prior to the vote on the proposal to approve the Business Combination, or to deliver their Kensington New Units to the transfer agent electronically using DTC’s Deposit/Withdrawal At Custodian System (“DWAC System”), at the holder’s option. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC and Kensington’s transfer agent will need to act to facilitate this request. It is Kensington’s understanding that shareholders should generally allot at least one week to obtain physical certificates from the transfer agent. However, because Kensington does not have any control over this process or over the brokers or DTC, it may take significantly longer than one week to obtain a physical share certificate. While Kensington has been advised that it takes a short time to deliver Kensington New Units through the DWAC System, this may not be the case. In addition, in order for shareholders to exercise their redemption rights with respect to their Public Shares, they must separate the Kensington Original Units and receive, for each Kensington Original Unit, one-quarter of one Kensington Class 1 Warrant and one Kensington New Unit. It is Kensington’s understanding that this separation generally takes at least two business days to complete. As such, to the extent shareholders desire to execute their redemption rights, this separation must occur a sufficient amount of time in advance of the redemption deadline to be able to timely submit the Kensington New Unit for redemption of their Public Share in order to redeem their Public Share. Under the Cayman Constitutional Documents, Kensington is required to provide at least five clear days’ advance notice of any general meeting, which would be the minimum amount of time a shareholder would have to determine whether to exercise redemption rights. Accordingly, if it takes longer than Kensington anticipates for shareholders to submit their Kensington New Units in order to redeem their shares, shareholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their shares. In the event that a shareholder fails to comply with the various procedures that must be complied with in order to validly tender or redeem Public Shares, its shares may not be redeemed.

Additionally, despite Kensington’s compliance with the proxy rules, shareholders may not become aware of the opportunity to redeem their shares.

There is uncertainty regarding the U.S. federal income tax consequences of the redemption to the Public Shareholders and related forfeiture of the Kensington Class 2 Warrants.

There is some uncertainty regarding the U.S. federal income tax consequences to Public Shareholders who exercise their redemption rights.

The uncertainty of tax consequences relates to the treatment of the Kensington Class 2 Warrant that will be forfeited upon the redemption of a Public Share. If the Kensington Class 2 Warrants are treated as outstanding for U.S. federal income tax purposes from the time of the issuance of the Kensington Original Units (see “Certain U.S. Federal Income Tax Considerations of the Redemption and the Domestication — Allocation of Purchase Price and Characterization of a Kensington Original Unit and Kensington New Unit” below), the redemption of a Public Share should be treated as a redemption of a Public Share and the Kensington Class 2 Warrant associated with such Public Share, and the redemption price should be allocated between the Public Shares and the Kensington Class 2 Warrants based upon their then relative fair market values. The redemption of the Kensington Class 2 Warrants generally will be treated as a taxable disposition to the U.S. Holder. If the Kensington Class 2 Warrants are not treated as outstanding for U.S. federal income tax purposes prior to the consummation of the Business Combination (see “Certain U.S. Federal Income Tax Considerations of the Redemption and the Domestication — Potential Deemed Distribution of Kensington Class 2 Warrant in Connection with the Business Combination”), only the Public Shares (and not the Kensington Class 2 Warrants) would be treated as redeemed and the redemption price would be wholly allocated to the Public Shares that are being redeemed.

Also, there is uncertainty related to the individual circumstances of the taxpayer as to whether the redemption results in a dividend, taxable as ordinary income, or a sale, taxable as capital gain that would be taxable at short-term capital gain rates if the taxpayer’s holding period for the shares so disposed of does not exceed one year. Whether the redemption qualifies for sale treatment, resulting in taxation as capital gain rather than ordinary income, will depend largely on the total number of Public Shares treated as owned by the holder (including any Public Shares constructively owned by the holder as a result of owning warrants) relative to all of New Nth Cycle’s shares outstanding both before and after such redemption. The redemption generally will be treated as a sale, rather than a dividend, if the redemption (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s interest in New Nth Cycle or (iii) is “not essentially equivalent to a dividend” with respect to the holder. Due to the personal and subjective nature of certain of such tests and the absence of clear guidance from the Internal Revenue Service (“IRS”), there is uncertainty as to whether a holder who elects to exercise his, her or its redemption rights will be taxed on any gain from the redemption as ordinary income or capital gain. See “Certain U.S. Federal Income Tax Considerations of the Redemption and the Domestication.”

Kensington does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Kensington to complete the Business Combination with which a substantial majority of the Public Shareholders do not agree.

The Cayman Constitutional Documents do not provide a specified maximum redemption threshold. As a result, Kensington may be able to complete the Business Combination even though a substantial majority of the Public Shareholders do not agree with the transaction and have their shares redeemed in the business combination. In the event the aggregate cash consideration Kensington would be required to pay for all Public Shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Business Combination exceeds the aggregate amount of cash available to Kensington, Kensington will not complete the Business Combination or redeem any shares, and all Kensington Class A Shares submitted for redemption will be returned to the holders thereof, and Kensington instead may search for an alternate business combination.

Kensington Class 2 Warrants that are attached to Kensington Class A Shares redeemed in connection with the Business Combination will expire.

Prior to the Closing, the Kensington Class A Shares will not separately trade. Instead, they will only trade as part of the Kensington Original Units, each of which consists of one Kensington Class A Share, one-quarter of one Kensington Class 1 Warrant and three-quarters of one Kensington Class 2 Warrant, or as part of the Kensington New Units, each of which consists of one Kensington Class A Share and three-quarters of one Kensington Class 2 Warrant. If you elect to redeem any Public Shares, any Kensington Class 2 Warrants that are attached (as part of the Kensington New Units) to Public Shares that are redeemed will expire upon such redemption. Further, you may not submit any Kensington Original Units for redemption. In order to exercise your redemption rights with respect to your Public Shares, you must separate the Kensington Original Units and receive, for each Kensington Original Unit, one-quarter of one Kensington Class 1 Warrant and one Kensington New Unit. It is Kensington’s understanding that this separation generally takes at least two business days to complete. As such, to the extent you desire to execute your redemption right, it is important that this separation occurs a sufficient amount of time in advance of the redemption deadline to ensure you are able to timely submit the Kensington New Unit for redemption of your Public Share in order to redeem your Public Share. Once you hold Kensington New Units, you are able to exercise the redemption right with respect to the underlying Public Share by timely submitting that Kensington New Unit for redemption of your Public Share. In connection with such redemption, the three-quarters of one Kensington Class 2 Warrant in such Kensington New Unit will expire.

Kensington may amend the terms of the Kensington Warrants in a manner that may be adverse to holders of Public Warrants with the approval by the holders of at least 50% of the then outstanding Public Warrants.

The Kensington Warrants were issued in registered form under the Kensington Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Kensington. The Kensington Warrant Agreement provides that (a) the terms of the Kensington Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the Kensington Warrant Agreement to the description of the terms of the Public Warrants and the Kensington Warrant Agreement, or defective provision (ii) removing or reducing Kensington’s ability to redeem the Public Warrants and, if applicable, a corresponding amendment to Kensington’s ability to redeem the Private Placement Warrants or (iii) adding or changing any provisions with respect to matters or questions arising under the Kensington Warrant Agreement as the parties to the Kensington Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Public Warrants under the Kensington Warrant Agreement in any material respect, (b) the terms of the Kensington Warrants may be amended with the vote or written consent of at least 50% of the then outstanding Public Warrants and Private Placement Warrants, voting together as a single class, to allow for the Kensington Warrants to be or continue to be, as applicable, classified as equity in Kensington’s financial statements and (c) all other modifications or amendments to the Kensington Warrant Agreement with respect to (i) the Public Warrants require the vote or written consent of holders of at least 50% of the then outstanding Public Warrants and (ii) the Private Placement Warrants require the vote or written consent of holders of at least 50% of the then outstanding Private Placement Warrants. Accordingly, Kensington may amend the terms of the Public Warrants in a manner adverse to a holder of Public Warrants if holders of at least 50% of the then outstanding Public Warrants approve of such amendment. Although Kensington’s ability to amend the terms of the Public Warrants with the consent of at least 50% of the then outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Kensington Warrants, shorten the exercise period or decrease the number of Kensington Class A Shares purchasable upon exercise of a Kensington Warrant. In addition, because Kensington is permitted to withdraw amounts from the Trust Account to pay its taxes, the potential value of the Trust Account as well as the cash remaining for the combined company following the consummation of the business combination, and therefore the value of the Kensington Warrants, may be negatively impacted.

The Sponsor, Kensington’s or Nth Cycle’s directors, managers, officers, advisors and their affiliates may elect to purchase Public Shares or Public Warrants, which may influence a vote on the Business Combination and reduce the public “float” of our securities.

At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding Kensington or its securities, the Sponsor and Kensington’s officers and directors or their affiliates may purchase Public Shares or Public Warrants in privately negotiated transactions or in the open market, although they are under no obligation to do so. There is no limit on the number of Public Shares or Public Warrants that such persons may purchase in such transactions, subject to compliance with applicable law and NYSE rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares or Public Warrants in such transactions.

The purpose of any such transactions could be to (1) increase the likelihood of obtaining Kensington shareholder approval of the Business Combination or (2) satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our securities may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

The Sponsor, Kensington’s or Nth Cycle’s directors, officers, advisors and their affiliates anticipate that they may identify the shareholders with whom the Sponsor, Kensington’s or Nth Cycle’s directors, officers, advisors and their affiliates may pursue privately negotiated transactions by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of Kensington Class A Shares) following our mailing of proxy materials in connection with our initial business combination. To the extent that the Sponsor, Kensington’s or Nth Cycle’s directors, officers, advisors and their affiliates enter into a private transaction, they would identify and contact only potential selling or redeeming shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against our initial business combination, whether or not such shareholder has already submitted a proxy with respect to our initial business combination but only if such shares have not already been voted at the general meeting related to our initial business combination. The Sponsor, Kensington’s or Nth Cycle’s directors, officers, advisors and their affiliates will select which shareholders to purchase shares from based on the negotiated price and number of shares and any other factors that they may deem relevant, and will be restricted from purchasing shares if such purchases do not comply with Regulation M under the Exchange Act and the other federal securities laws.

The Sponsor, Kensington’s or Nth Cycle’s directors, managers, officers, advisors and their affiliates will be restricted from making purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the Sponsor, Kensington’s or Nth Cycle’s directors, managers, officers, advisors and their affiliates were to purchase Public Shares or Public Warrants, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

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this proxy statement/prospectus discloses the possibility that the Sponsor, Kensington’s or Nth Cycle’s directors, managers, officers, advisors and/or any of their respective affiliates may purchase Public Shares or Public Warrants from Public Shareholders outside the redemption process, along with the purpose of such purchases;
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if the Sponsor, Kensington’s or Nth Cycle’s directors, managers, officers, advisors and/or any of their respective affiliates were to purchase Public Shares or Public Warrants from Public Shareholders, they would do so at a price no higher than the price Kensington is offering through the redemption process;
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this proxy statement/prospectus includes a representation that any of our securities purchased by the Sponsor, Kensington’s or Nth Cycle’s directors, managers, officers, advisors and/or any of their respective affiliates will not be voted in favor of approving the Business Combination;
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the Sponsor, Kensington’s or Nth Cycle’s directors, managers, officers, advisors and/or any of their respective affiliates will not possess any redemption rights with respect to our securities or, if they do acquire and possess redemption rights, they would waive such rights; and
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we will disclose in a Form 8-K, before the extraordinary general meeting, the following material items:
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the amount of securities purchased outside of the redemption offer by the Sponsor, Kensington’s or Nth Cycle’s directors, managers, officers, advisors and/or any of their respective affiliates, along with the purchase price;
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the purpose of the purchases by the Sponsor, Kensington’s or Nth Cycle’s directors, managers, officers, advisors and/or any of their respective affiliates;
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the impact, if any, of the purchases by the Sponsor, Kensington’s or Nth Cycle’s directors, managers, officers, advisors and/or any of their respective affiliates on the likelihood that the Business Combination will be approved;
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the identities of the security holders who sold to the Sponsor, Kensington’s or Nth Cycle’s directors, managers, officers, advisors and/or any of their respective affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to the Sponsor, Kensington’s or Nth Cycle’s directors, managers, officers, advisors and/or any of their affiliates; and
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the number of Public Shares for which Kensington has received redemption requests pursuant to its redemption offer.

Entering into any such arrangements may have a depressive effect on the price of the New Nth Cycle Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than the market price and may therefore be more likely to sell the shares he owns, either prior to or immediately after the extraordinary general meeting. In addition, the public “float” of our Public Shares and the number of beneficial holders of our securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of our securities on a national securities exchange.

Past performance by our management team, our advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, may not be indicative of future performance of an investment in New Nth Cycle.

Information regarding performance by our management team, our advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, is presented for informational purposes only. Any past experience and performance by our management team, our advisors and their respective affiliates and the businesses with which they have been associated, is not a guarantee that we will be able to successfully identify a suitable candidate for our initial business combination, that we will be able to provide positive returns to our shareholders, or of any results with respect to any initial business combination we may consummate. You should not rely on the historical experiences of our management team, our advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, as indicative of the future performance of an investment in us or as indicative of every prior investment by each of the members of our management team, our advisors or their respective affiliates. The market price of our securities may be influenced by numerous factors, many of which are beyond our control, and our shareholders may experience losses on their investment in our securities.

Kensington cannot assure you that its diligence review has identified all material risks associated with the Business Combination, and you may be less protected as an investor from any material issues with respect to Nth Cycle’s business, including any material omissions or misstatements contained in the Registration Statement or this proxy statement/prospectus relating to the Business Combination, than an investor in an underwritten initial public offering.

Even though Kensington conducted due diligence on Nth Cycle, this diligence may not have surfaced all material issues with Nth Cycle, it may not be possible to uncover all material issues through a customary amount of due diligence, and factors outside of Nth Cycle’s and outside of Kensington’s or New Nth Cycle’s control may later arise.

Additionally, the scope of due diligence conducted in conjunction with the Business Combination may be different than would typically be conducted in the event Nth Cycle pursued an underwritten initial public offering. In a typical initial public offering, the underwriters of the offering conduct due diligence on the company to be taken public, and following the offering, the underwriters are subject to liability to investors for any material misstatement or omissions in the registration statement. While potential investors in an initial public offering typically have a private right of action against the underwriters of the offering for any of these material misstatements or omissions, there are no underwriters of the New Nth Cycle Common Stock that will be issued pursuant to the Business Combination and thus no corresponding right of action is available to investors in the Business Combination for any material misstatement or omissions in the Registration Statement or this proxy statement/prospectus. Therefore, as an investor in the Business Combination, you may be exposed to future losses, impairment charges, write-downs, write-offs or other charges, as described above, that could have a significant negative effect on New Nth Cycle’s financial condition, results of operations and the share price of New Nth Cycle Common Stock, which could cause you to lose some or all of your investment without certain recourse against any underwriter that may be available in an underwritten public offering.

Kensington (or New Nth Cycle) will not have any right to make damage claims against Nth Cycle for the breach of any representation, warranty or covenant made by Nth Cycle in the Business Combination Agreement.

The Business Combination Agreement provides that all of the representations, warranties and covenants of the parties contained therein shall not survive the Closing, except for those covenants that by their terms expressly apply in whole or in part after the Closing and then only with respect to breaches occurring after Closing. As a result, Kensington (or New Nth Cycle) will have no remedy available to it if the Business Combination is consummated and it is later revealed that there was a breach of any of the representations, warranties and covenants made by Nth Cycle at the time of the Business Combination.

Kensington’s shareholders will experience dilution due to the issuance of shares of New Nth Cycle Common Stock and securities convertible into shares of New Nth Cycle Common Stock to the Nth Cycle Stockholders as consideration in the Business Combination and the issuance of securities in the PIPE Investment.

Kensington’s shareholders will experience immediate dilution as a consequence of the issuance of shares of New Nth Cycle Common Stock to the Nth Cycle Stockholders as consideration in the Business Combination. Currently, Kensington’s Public Shareholders and the Sponsor own approximately 70.0% and 30.0% of the issued and outstanding Kensington Ordinary Shares, respectively. Based on Nth Cycle’s and Kensington’s current capitalization, (i) under the Maximum Redemption Scenario, it is expected that immediately after the consummation of the Business Combination, (A) Kensington’s Public Shareholders will hold 3,500,000 shares of New Nth Cycle Common Stock, representing % of the New Nth Cycle Common Stock, and (B) the Sponsor will hold shares of New Nth Cycle Common Stock, representing % of the New Nth Cycle Common Stock, while (C) the former Nth Cycle Stockholders will hold shares of New Nth Cycle Common Stock (assuming the Redemption Price is $ ), representing ________% of the New Nth Cycle Common Stock, and (ii) under the No Redemption Scenario, it is expected that immediately after the consummation of the Business Combination, (A) Kensington’s Public Shareholders will hold 23,000,000 shares of New Nth Cycle Common Stock, representing approximately % of the New Nth Cycle Common Stock and (B) the Sponsor will hold 9,857,142 shares of New Nth Cycle Common Stock, representing approximately % of the New Nth Cycle Common Stock, while (C) the former Nth Cycle Stockholders will hold shares of New Nth Cycle Common Stock (assuming the Redemption Price is $ ), representing approximately % of the New Nth Cycle Common Stock.

The Kensington Warrants will become exercisable for New Nth Cycle Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

If the Business Combination is completed, outstanding Kensington Warrants to purchase an aggregate of 37,600,000 shares of New Nth Cycle Common Stock will become exercisable in accordance with the terms of the Kensington Warrant Agreement governing those securities, assuming no redemptions in connection with the Closing. These warrants will become exercisable on the date that is 30 days after the Closing Date. The exercise price of these warrants will be $11.50 per share. To the extent such warrants are exercised, additional shares of New Nth Cycle Common Stock will be issued, which will result in dilution to the holders of New Nth Cycle Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of New Nth Cycle Common Stock. However, there is no guarantee that the Public Warrants will ever be in the money prior to their expiration, and as such, such warrants may expire worthless.

Subsequent to the consummation of the Business Combination, New Nth Cycle may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on New Nth Cycle’s financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although Kensington has conducted due diligence on Nth Cycle, Kensington cannot assure you that this diligence revealed all material issues that may be present in Nth Cycle, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Kensington’s or New Nth Cycle’s control will not later arise. As a result, New Nth Cycle may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Kensington’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on liquidity, the fact that New Nth Cycle reports charges of this nature could contribute to negative market perceptions about New Nth Cycle or its securities. In addition, charges of this nature may cause New Nth Cycle to violate net worth or other covenants to which it may be subject. Accordingly, any shareholder or warrant holder of Kensington who chooses to remain a stockholder or warrant holder of New Nth Cycle following the Business Combination could suffer a reduction in the value of their securities.

Such stockholders and warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Kensington’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

Because Kensington has no current plans to pay cash dividends on Kensington Class A Shares for the foreseeable future, you may not receive any return on investment unless you sell Kensington Class A Shares for a price greater than that which you paid for them.

Kensington may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends as a public company in the future will be made at the discretion of the Kensington Board and will depend on, among other things, Kensington’s results of operations, financial condition, cash requirements, contractual restrictions and other factors that the Kensington Board may deem relevant. In addition, Kensington’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness Kensington or its subsidiaries incur. As a result, you may not receive any return on an investment in Kensington Class A Shares for a price greater than that which you paid for them.

New Nth Cycle’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New Nth Cycle’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated, or the future consolidated results of operations or financial position of New Nth Cycle. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

There can be no assurance that the New Nth Cycle Common Stock issued in connection with the Business Combination will be approved for listing on NYSE following the Closing.

Kensington intends to apply to list the New Nth Cycle Common Stock and New Nth Cycle Warrants on NYSE under the proposed symbols “NTH” and “NTH.W”, respectively, upon the Closing. Pursuant to the terms of the Business Combination Agreement, as a closing condition, the New Nth Cycle Common Stock issued as merger consideration must be conditionally approved for listing on NYSE or such other national exchange mutually agreed between Nth Cycle and Kensington, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. It is important for you to know that, at the time of Kensington’s extraordinary general meeting, the parties may not have received from NYSE either confirmation of the listing of the New Nth Cycle Common Stock or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the Business Combination Agreement. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived or is subject to an exception and therefore the securities would not be listed on any nationally recognized securities exchange.

If third parties bring claims against Kensington, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share.

Kensington’s placing of funds in the Trust Account may not protect those funds from third party claims against Kensington. Although Kensington seeks to have all vendors, service providers, prospective target businesses and other entities with which it does business execute agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Kensington’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Kensington’s management will consider whether competitive alternatives are reasonably available to it and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of Kensington under the circumstances. CBIZ CPAs P.C., Kensington’s independent registered public accounting firm, and the underwriters of the IPO will not execute agreements with Kensington waiving such claims to the monies held in the Trust Account.

Examples of possible instances where Kensington may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Kensington and will not seek recourse against the Trust Account for any reason. Upon redemption of the Public Shares, if we are unable to complete the Business Combination or another initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with the Business Combination or another initial business combination, Kensington will be required to provide for payment of claims of creditors that were not waived that may be brought against Kensington within the 10 years following redemption. Accordingly, the per-share redemption amount received by Public Shareholders could be less than the $10.00 per Public Share initially held in the Trust Account, due to claims of such creditors.

Pursuant to the Letter Agreement, the Sponsor has agreed that it will be liable to Kensington if and to the extent any claims by a third party for services rendered or products sold to Kensington (except for its independent registered public accounting firm), or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case net of interest which may be withdrawn for permitted withdrawals, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under Kensington’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, Kensington has not asked the Sponsor to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and Kensington believes that the Sponsor’s only assets are securities of Kensington. Therefore, Kensington cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination or another initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, Kensington may not be able to complete the Business Combination or another initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of Kensington’s officers or directors will indemnify it for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Kensington’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of: (i) $10.00 per Public Share; and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of interest which may be withdrawn for permitted withdrawals, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim,

Kensington’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Kensington currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce the Sponsor’s indemnification obligations to Kensington, it is possible that Kensington’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If Kensington’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to Kensington’s Public Shareholders may be reduced below $10.00 per share.

We may not have sufficient funds to satisfy indemnification claims of our directors and officers.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if: (i) we have sufficient funds outside of the Trust Account; or (ii) we consummate an initial business combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the Public Shareholders, Kensington files a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Kensington’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Kensington’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by Kensington’s shareholders in connection with our liquidation may be reduced.

If, after Kensington distributes the proceeds in the Trust Account to its Public Shareholders, it files a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against it that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of the Kensington Board may be viewed as having breached their fiduciary duties to Kensington’s creditors, thereby exposing the members of the Kensington Board and Kensington to claims of punitive damages.

If, after Kensington distributes the proceeds in the Trust Account to its Public Shareholders, it files a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against it that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance”. As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by Kensington’s shareholders. In addition, the Kensington Board may be viewed as having breached its fiduciary duty to Kensington’s creditors and/or having acted in bad faith, thereby exposing itself and Kensington to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete the Business Combination or another initial business combination or force us to abandon our efforts to complete an initial business combination.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:

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restrictions on the nature of our investments; and
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restrictions on the issuance of securities, each of which may make it difficult for us to complete the Business Combination, or any other initial business combination.

In addition, we may have imposed upon us burdensome requirements, including:

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registration as an investment company with the SEC;
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adoption of a specific form of corporate structure; and
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reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations that we are not subject to.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our business is to identify and complete an initial business combination, such as the Business Combination, and thereafter to operate the post-transaction business or assets for the long term. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor.

In 2024, the SEC provided guidance that the determination of whether a SPAC, like us, is an “investment company” under the Investment Company Act is a facts and circumstances determination requiring individualized analysis and depends on a variety of factors, including a SPAC’s duration, asset composition, business purpose and activities. When applying these factors to us we do not believe that our principal activities will subject us to the Investment Company Act. To this end, Kensington was formed for the purpose of completing an initial business combination with one or more businesses or entities, such as the Business Combination with Nth Cycle. Since our inception, our business has been and will continue to be focused on identifying and completing the Business Combination with Nth Cycle, or another initial business combination, and thereafter, operating the post-transaction business or assets for the long term. Further, we do not plan to buy businesses or assets with a view to resale or profit from their resale and we do not plan to buy unrelated businesses or assets or to be a passive investor. In addition, the proceeds held in the Trust Account were invested or held only (i) in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations, (ii) as uninvested cash or (iii) in an interest bearing bank demand deposit account or other accounts at a bank. By restricting the investment of the proceeds in this manner, and by focusing our directors’ and officers’ time toward, and operating our business for the purpose of, acquiring and growing businesses for the long term (rather than buying and selling businesses in the manner of a merchant bank or private equity fund or investing in assets for the purpose of achieving investment returns on such assets), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. Further, investing in our securities is not intended for persons who are seeking a return on investments in government securities or investment securities. Instead, the Trust Account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of our initial business combination; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the prescribed timeframe or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; or (iii) absent an initial business combination within the prescribed timeframe, our return of the funds held in the Trust Account to our Public Shareholders as part of our redemption of the Public Shares subject to applicable law and the Cayman Constitutional Documents. If we do not invest the proceeds as described above, we may be deemed to be subject to the Investment Company Act.

If we were deemed to be an investment company for purposes of the Investment Company Act, we would need to register as such under the Investment Company Act and compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete the Business Combination or any other initial business combination. We may also be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Trust Account. In which case, our investors would not be able to realize the potential benefits of owning shares in a successor operating business, including the potential appreciation in the value of our securities following such a transaction, and our warrants would expire worthless. For illustrative purposes, in connection with the liquidation of our Trust Account, our Public Shareholders may receive only approximately $10.11 per Public Share, based on the Trust Account balance of approximately $232.6 million as of June 30, 2026, or less in certain circumstances, and our warrants may expire and become worthless. Further, under the subjective test of a “investment company” pursuant to Section 3(a)(1)(A) of the Investment Company Act, even if the funds deposited in the Trust Account were invested in the assets discussed above, there is a risk that we could be deemed an investment company and subject to the Investment Company Act based on the length of time such funds are invested in such assets.

To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, we may, at any time, instruct the trustee to liquidate the securities held in the Trust Account and instead to hold the funds in the Trust Account in cash until the earlier of the consummation of our initial business combination or our liquidation. As a result, following the liquidation of securities in the Trust Account, the interest earned on the funds held in the Trust Account may be materially reduced, which would reduce the dollar amount our Public Shareholders would receive upon any redemption or liquidation of Kensington.

We intend to initially hold the funds in the Trust Account as cash or in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. U.S. government treasury obligations are considered “securities” for purposes of the Investment Company Act, while cash is not. As noted above, one of the factors the SEC identified as relevant to the determination of whether a SPAC which holds securities could potentially be deemed an “investment company” under the Investment Company Act is the SPAC’s duration. To mitigate the risk of us being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, we may, at any time, instruct Continental, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash until the earlier of consummation of our initial business combination or liquidation of Kensington. Following such liquidation, the rate of interest we receive on the funds held in the Trust Account may be materially decreased. However, interest previously earned on the funds held in the Trust Account still may be released to us to pay our taxes, if any, and certain other expenses as permitted. As a result, any decision to liquidate the securities held in the Trust Account and thereafter to hold all funds in the Trust Account in cash would reduce the dollar amount our Public Shareholders would receive upon any redemption or liquidation of Kensington.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to complete the Business Combination, and results of operations.

We are subject to rules and regulations by various national, regional and local governing bodies, including, for example, the SEC, and to new and evolving regulatory measures under applicable law. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly and our efforts to comply with such new and evolving laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention. In addition, these changes could have a material adverse effect on our business, investments and results of operations.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. For example, on January 24, 2024, the SEC issued final rules and guidance relating to SPACs, like us, regarding, among other things, disclosure in SEC filings in connection with initial business combination transactions; the financial statement requirements applicable to transactions involving shell companies; the use of financial projections in SEC filings in connection with proposed initial business combination transactions; and the potential liability of certain participants in proposed initial business combination transactions. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. A failure to comply with applicable laws or regulations and any subsequent changes, as interpreted and applied, could have a material adverse effect on our business, including our ability to complete the Business Combination.

We may not be able to complete the Business Combination, or another initial business combination, since such initial business combination may be subject to regulatory review and approval requirements, including foreign investment regulations and review by government entities such as the Committee on Foreign Investment in the United States (“CFIUS”), or may be ultimately prohibited.

The Business Combination or another initial business combination may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. For example, CFIUS has authority to review direct or indirect foreign investments in U.S. businesses. Among other things, CFIUS is empowered to require parties to certain transactions subject to CFIUS jurisdiction to make mandatory filings, to charge filing fees related to CFIUS filings (voluntary or mandatory), and to self-initiate national security reviews of foreign direct and indirect investments in U.S. businesses if the parties to the transaction choose not to file voluntarily. In the case that CFIUS determines an investment to present risks to U.S. national security, CFIUS has the power to require mitigation measures with respect to the transaction or recommend that the President of the United States block the transaction if the parties do not voluntarily abandon it. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on — among other factors — the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person always are subject to CFIUS jurisdiction. CFIUS’s expanded jurisdiction under the Foreign Investment Risk Review Modernization Act of 2018 and its implementing regulations that became effective on February 13, 2020, further includes investments that do not result in control of a U.S. business by a foreign person but afford foreign investors certain information or governance rights in certain U.S. businesses that have a nexus to “critical technologies”, “critical infrastructure” and/or “sensitive personal data”.

Kensington's Sponsor is a Delaware limited liability company, and is not controlled by, nor has substantial ties with any non-U.S. person. If a particular proposed initial business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to block or delay our proposed initial business combination, require mitigation measures with respect to such initial business combination or request the President of the United States to order us to divest all or a portion of the U.S. target business of our initial business combination that we acquired without first obtaining CFIUS approval. This may limit the attractiveness of, delay or prevent us from pursuing certain target companies that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have any foreign ownership issues. In addition, certain businesses may be subject to rules or regulations that limit or impose additional requirements with respect to foreign ownership.

The process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we are unable to consummate our initial business combination within the applicable time period required under the Cayman Constitutional Documents, including as a result of extended regulatory review of a potential initial business combination, we will, as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment. Additionally, the Kensington Warrants may be worthless.

Kensington’s shareholders may be held liable for claims by third parties against Kensington to the extent of distributions received by them upon redemption of their shares.

If Kensington is forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it were proved that immediately following the date on which the distribution was made, Kensington was unable to pay its debts as they fall due in the ordinary course of business. As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by Kensington’s shareholders. Furthermore, Kensington’s directors may be viewed as having breached their fiduciary duties to Kensington or its creditors and/or may have acted in bad faith, thereby exposing themselves and Kensington to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. Kensington cannot assure you that claims will not be brought against it for these reasons. Kensington and its directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of Kensington’s share premium account while it was unable to pay its debts as they fall due in the ordinary course of business would be guilty of an offense and may be liable to a fine of up to approximately $18,300 and to imprisonment for five years in the Cayman Islands.

Kensington’s Letter Agreement with the Sponsor and Kensington’s officers and directors may be amended without shareholder approval.

Kensington’s Letter Agreement with the Sponsor and Kensington’s officers and directors contains provisions relating to transfer restrictions of the Founder Shares and Private Placement Warrants, indemnification of the Trust Account, waiver of redemption rights and participation in liquidating distributions from the Trust Account. The Letter Agreement may be amended without shareholder approval. While Kensington does not expect the Kensington Board to approve any amendments to the Letter Agreement prior to Kensington’s initial business combination, it may be possible that the Kensington Board, in exercising its business judgment and subject to its fiduciary duties, chooses to approve one or more amendments to the Letter Agreement. Any such amendments to the Letter Agreement would not require approval from Kensington’s shareholders and may have an adverse effect on the value of an investment in Kensington’s securities. Concurrently with the execution of the Business Combination Agreement, Kensington entered into the Sponsor Support Agreement with the Sponsor and Nth Cycle, pursuant to which the Sponsor agreed to vote its shares in favor of all proposals being presented at the extraordinary general meeting. Amendment of the Sponsor Support Agreement would require approval from Kensington, Nth Cycle and the Sponsor, but would not require approval from Kensington’s shareholders.

If you or a “group” of shareholders are deemed to hold in excess of 15% of the Public Shares, you may lose the ability to redeem all such shares in excess of 15% of our Public Shares.

The Cayman Constitutional Documents provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares, which we refer to as the “Excess Shares”, without our prior consent. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete the Business Combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the

Excess Shares if we complete the Business Combination. As a result, you will continue to hold that number of Public Shares exceeding 15% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your Public Shares and/or Public Warrants, potentially at a loss.

Our Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) our completion of an initial business combination, and then only in connection with those Public Shares that such shareholder properly elected to redeem, subject to the limitations and on the conditions described herein; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend our Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by March 5, 2028 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law) or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; and (iii) the redemption of our Public Shares if we are unable to complete an initial business combination by March 5, 2028 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents), subject to applicable law and as further described herein. In no other circumstances will Public Shareholders have any right or interest of any kind in the Trust Account. Holders of Public Warrants will not have any right to the proceeds held in the Trust Account with respect to the Public Warrants. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares and/or Public Warrants, potentially at a loss.

A Public Shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account may not put such shareholder in a better future economic position.

The price at which a stockholder may be able to sell its shares of New Nth Cycle Common Stock in the future following the completion of the Business Combination (or shares received or retained in connection with any alternative business combination) is not determinable as of the date of this proxy statement/prospectus. Certain events following the consummation of the Business Combination may cause an increase in New Nth Cycle’s share price and may result in a lower value realized now than a Public Shareholder might realize in the future had the shareholder redeemed their Public Shares. Similarly, if a Public Shareholder does not redeem their Public Shares, the shareholder will bear the risk of ownership of New Nth Cycle Common Stock after the consummation of the Business Combination, and a stockholder may not be able to sell its New Nth Cycle Common Stock in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A Public Shareholder should consult, and rely solely upon, the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

Public Shareholders who do not redeem their Public Shares will experience substantial and immediate dilution upon Closing of the Business Combination as a result of the Founder Shares held by the Sponsor, since the value of the Founder Shares is likely to be substantially higher than the nominal price paid for them, as well as a result of the issuance of the shares of New Nth Cycle Common Stock in the Business Combination and the PIPE Investment.

The issuance of a significant number of shares of New Nth Cycle Common Stock in the Business Combination and in connection with the PIPE Investment will dilute the equity interests of Public Shareholders in New Nth Cycle following the Business Combination and may adversely affect prevailing market prices for shares of New Nth Cycle Common Stock. In addition, the Sponsor acquired the Founder Shares at a nominal price, also significantly contributing to this dilution.

Upon the completion of the Business Combination and the consummation of the PIPE Investment, and assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares in connection with the Business Combination, (i) Public Shareholders, (ii) the PIPE Investors, (iii) the Sponsor, and (iv) the Nth Cycle Stockholders, in each case, will own approximately 29.2%, 5.1%, 12.5%, and 53.2% of the issued and outstanding shares of New Nth Cycle Common Stock, respectively (with a portion of the shares held by the Sponsor remaining subject to vesting conditions as set forth in the Sponsor Lock-up and Vesting Agreement).

Upon the completion of the Business Combination and the consummation of the PIPE Investment, and assuming, among other things, the Interim Redemption Scenario, (i) Public Shareholders, (ii) the PIPE Investors, (iii) the Sponsor, and (iv) the Nth Cycle Stockholders, in each case, will own approximately 19.5%, 5.9%, 13.0%, and 61.6% of the issued and outstanding shares of New Nth Cycle Common Stock, respectively (with a portion of the shares held by the Sponsor remaining subject to vesting conditions as set forth in the Sponsor Lock-up and Vesting Agreement).

These ownership percentages assume a $10.00 share price and other assumptions set forth in the sections entitled “Summary of the Proxy Statement/Prospectus — Ownership of New Nth Cycle After the Transactions,” and “Questions and Answers About the Proposals — What equity stake will current Public Shareholders, the PIPE Investors, the Sponsor and the Nth Cycle Stockholders hold in New Nth Cycle immediately after the completion of the Business Combination and the PIPE Investment?” in this proxy statement/prospectus. As such, Public Shareholders who do not redeem their Public Shares will experience substantial and immediate dilution upon Closing.

Additionally, future issuances of New Nth Cycle Common Stock, including pursuant to the New Nth Cycle Incentive Plan or the exercise of the Public Warrants, may significantly dilute the equity interests of Public Shareholders who do not redeem their Public Shares and may adversely affect prevailing market prices for New Nth Cycle Common Stock.

Further, New Nth Cycle may also, from time to time in the future, issue additional shares of New Nth Cycle Common Stock or securities convertible into New Nth Cycle Common Stock pursuant to a variety of transactions, including acquisitions or other capital markets transactions. Issuing additional shares of its capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of Public Shareholders, reduce the market price of New Nth Cycle Common Stock, or both. Preference shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit New Nth Cycle’s ability to pay dividends to the holders of New Nth Cycle Common Stock. New Nth Cycle’s decision to issue securities in any future offering will depend on market conditions and other factors beyond its control, which may adversely affect the amount, timing or nature of its future offerings. As a result, holders of New Nth Cycle Common Stock upon the Closing, including Public Shareholders who do not redeem their Public Shares, will bear the risk that future offerings may reduce the market price of New Nth Cycle Common Stock and dilute their percentage ownership further.

The Kensington Board did not obtain a fairness opinion in determining whether or not to proceed with the Business Combination and the terms of the Business Combination may not be fair from a financial point of view to the Public Shareholders.

In analyzing the Business Combination, the Kensington Board conducted significant due diligence on Nth Cycle. For a complete discussion of the factors utilized by the Kensington Board in approving the Business Combination, see “Proposal No. 1 — The Business Combination — The Kensington Board's Reasons for the Approval of the Business Combination”. The Kensington Board believes because of the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to its shareholders and that Nth Cycle’s fair market value was at least 80% of the value of the Trust Account.

However, the Kensington Board did not obtain a fairness opinion to assist it in its determination. Accordingly, the Kensington Board may be incorrect in its assessment of the Business Combination.

We may issue notes or other debt securities, or otherwise incur substantial debt, to complete the Business Combination, subject to Nth Cycle’s consent, which may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders’ investment in us.

Although we have no commitments as of the date of this proxy statement/prospectus to issue any notes or other debt securities, or to otherwise incur outstanding debt following the IPO, we may choose to incur substantial debt to complete the Business Combination, subject to Nth Cycle’s consent, pursuant to the covenants set forth in the Business Combination Agreement. The incurrence of debt could have a variety of negative effects, including:

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default and foreclosure on our assets if our operating revenues after the Business Combination are insufficient to repay our debt obligations;
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acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;
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our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;
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our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;
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our inability to pay dividends on the Kensington Class A Shares;
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using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on the Kensington Ordinary Shares, if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

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limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;
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increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and
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limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

In order to effectuate an initial business combination, blank check companies have, in the past, amended various provisions of their charters and modified governing instruments, including their warrant agreements. We cannot assure you that we will not seek to amend our Cayman Constitutional Documents or governing instruments in a manner that will make it easier for us to complete our initial business combination that some of our shareholders may not support.

In order to effectuate an initial business combination, blank check companies have, in the recent past, amended various provisions of their charters and modified governing instruments, including their warrant agreements. For example, blank check companies have amended the definition of business combination, increased redemption thresholds and extended the time to consummate an initial business combination and, with respect to their warrants, amended their warrant agreements to require the warrants to be exchanged for cash and/or other securities. Amending our Cayman Constitutional Documents requires at least a special resolution of our shareholders as a matter of Cayman Islands law. A resolution is deemed to be a special resolution as a matter of Cayman Islands law where it has been approved by either (1) holders of at least two-thirds (or any higher threshold specified in a company’s articles of association) of a company’s ordinary shares who, being entitled to do so, attend and vote at a general meeting for which notice specifying the intention to propose the resolution as a special resolution has been given or (2) if so authorized by a company’s articles of association, by a unanimous written resolution of all of the company’s shareholders. Our Cayman Constitutional Documents provide that special resolutions must be approved either by holders of at least two-thirds of the Kensington Ordinary Shares who, being entitled to do so, attend and vote at a general meeting (i.e. the lowest threshold permissible under Cayman Islands law) (other than amendments relating to provisions governing the appointment or removal of directors prior to our initial business combination, which require the approval of a majority of at least 90% of our Kensington Ordinary Shares attending and voting in a general meeting), or by a unanimous written resolution of all of our shareholders. The Kensington Warrant Agreement provides that (a) the terms of the Public Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the Kensington Warrant Agreement to the description of the terms of the Public Warrants and the Kensington Warrant Agreement set forth in this proxy statement/prospectus, or defective provision (ii) removing or reducing our ability to redeem the Public Warrants and, if applicable, a corresponding amendment to our ability to redeem the Private Placement Warrants or (iii) adding or changing any provisions with respect to matters or questions arising under the Kensington Warrant Agreement as the parties to the Kensington Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Public Warrants under the Kensington Warrant Agreement in any material respect, (b) the terms of the warrants may be amended with the vote or written consent of at least 50% of the then outstanding Public Warrants and Private Placement Warrants, voting together as a single class, to allow for the warrants to be, or continue to be, as applicable, classified as equity in our financial statements and (c) all other modifications or amendments to the Kensington Warrant Agreement with respect to (i) the Public Warrants require the vote or written consent of holders of at least 50% of the then outstanding Public Warrants, and (ii) the Private Placement Warrants require the vote or written consent of holders of at least 50% of the then outstanding Private Placement Warrants. We cannot assure you that we will not seek to amend our Cayman Constitutional Documents or governing instruments, including the Kensington Warrant Agreement, or extend the time to consummate an initial business combination in order to effectuate our initial business combination. To the extent any of such amendments would be deemed to fundamentally change the nature of any of the securities offered through this Registration Statement, we would register, or seek an exemption from registration for, the affected securities.

Kensington and Nth Cycle will incur significant transaction and transition costs in connection with the Business Combination.

Kensington and Nth Cycle have incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination, and New Nth Cycle will experience recurring costs related to operating as a public company following the consummation of the Business Combination. New Nth Cycle may also incur additional costs to retain key employees. All expenses incurred in connection with the Business Combination Agreement and the Business Combination, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs.

Members of our management team and board of directors have significant experience as founders, board members, officers or executives of other companies. As a result, certain of those persons have been, may be, or may become, involved in proceedings, investigations and litigation relating to the business affairs of the companies with which they were, are, or may in the future be, affiliated. This may have an adverse effect on us, which may impede our ability to consummate the Business Combination.

During the course of their careers, members of our management team and board of directors have had significant experience as founders, board members, officers or executives of other companies. As a result of their involvement and positions in these companies, certain persons were, are now, or may in the future become, involved in litigation, investigations or other proceedings relating to the business affairs of such companies or transactions entered into by such companies. Any such litigation, investigations or other proceedings may divert our management team’s and board’s attention and resources away from identifying and selecting a target business or businesses for our initial business combination and may negatively affect our reputation, which may impede our ability to complete an initial business combination.

Members of our management team and affiliated companies may have been, and may in the future be, involved in civil disputes or governmental investigations unrelated to our business.

Members of our management team have been (and intend to be) involved in a wide variety of businesses. Such involvement has, and may lead to, media coverage and public awareness. As a result, members of our management team and affiliated companies may have been, and may in the future be, involved in civil disputes or governmental investigations unrelated to our business. Any such claims or investigations may be detrimental to our reputation and could negatively affect our ability to identify and complete an initial business combination and may have an adverse effect on the price of our securities.

If a Public Shareholder fails to receive notice of our offer to redeem the Public Shares in connection with the Business Combination, or fails to comply with the procedures for submitting or tendering its Public Shares, such Public Shares may not be redeemed.

Pursuant to the Cayman Constitutional Documents, a Public Shareholder may request to redeem all or a portion of its Public Shares for cash in connection with the completion of the Business Combination. As a Public Shareholder, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

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hold Public Shares or (ii) hold Public Shares through Kensington Units and elect to separate your Kensington Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares;
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submit a written request to Continental, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Kensington redeem all or a portion of your Public Shares for cash; and
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deliver your share certificates for Public Shares (if any) along with the redemption forms to Continental, physically or electronically through DTC.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on , 2026 (two business days before the initial scheduled date of the extraordinary general meeting), in order for their Public Shares to be redeemed. Any Public Shareholder who fails to properly elect to redeem its Public Shares and deliver its Public Shares in the manner described above will not be entitled to have such shares redeemed. See “Extraordinary General Meeting of Kensington — Redemption Rights” for the procedures to be followed if you wish to have your Public Shares redeemed for cash.

If we are unable to consummate the Business Combination or another initial business combination by the date required in the Cayman Constitutional Documents, the Public Shareholders may be forced to wait beyond such date before redemption from our Trust Account.

If we are unable to consummate the Business Combination or another initial business combination by the date required in the Cayman Constitutional Documents, the proceeds then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses) and not previously released to pay taxes, if any, will be used to fund the redemption of our Public Shares, as further described herein. Any redemption of Public Shareholders from the Trust Account will be effected automatically by function of the Cayman Constitutional Documents prior to any voluntary winding up. If we are required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to our Public Shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Companies Act. In that case, investors may be forced to wait beyond the end of the prescribed timeframe before the redemption proceeds of our Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from our Trust Account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate the Business Combination or another initial business combination or amend certain provisions of the Cayman Constitutional Documents prior thereto and only then in cases where investors have properly sought to redeem their Public Shares. Only upon our redemption or any liquidation will Public Shareholders be entitled to distributions if we are unable to complete the Business Combination or another initial business combination.

The completion of the Business Combination is subject to certain closing conditions, including satisfaction of all closing conditions in the Business Combination Agreement, and any such conditions may not be satisfied on a timely basis, if at all.

The completion of the Business Combination is subject to a number of conditions, including those included in the Business Combination Agreement. The timing and completion of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business Combination by Kensington’s shareholders is not obtained and failure to obtain approval for listing of New Nth Cycle Common Stock on NYSE, in each case subject to certain terms specified in the Business Combination Agreement (as described under “The Business Combination Agreement — Conditions to Closing”), or that other Closing conditions are not satisfied.

If Kensington does not complete the Business Combination, Kensington could be subject to various risks, including:

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the parties may be liable for damages to one another under certain circumstances pursuant to the terms and conditions of the Business Combination Agreement;
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negative reactions from the financial markets, including declines in the price of the Kensington Class A Shares due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and
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the attention of Kensington management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination.

The exercise of Kensington’s management’s discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in the Kensington shareholders’ best interest.

In the period leading up to the Closing, events may occur that may require Kensington to agree to amend the Business Combination Agreement, to consent to certain actions taken by Nth Cycle, or to waive rights that Kensington is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Nth Cycle’s business, a request by Nth Cycle to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement, or the occurrence of other events that would have a material adverse effect on Nth Cycle’s business. In any of such circumstances, it would be at Kensington’s discretion, acting through the Kensington Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he or she or they may believe is best for Kensington and Kensington’s shareholders and what he or she or they may believe is best for himself or herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Kensington does not believe there will be any changes or waivers that Kensington management would be likely to make after shareholder approval has been obtained. While certain changes could be made without further approval of Kensington’s shareholders, Kensington will circulate a new or amended proxy statement/prospectus and re-solicit its shareholders if changes to the terms of the transaction that would have a material impact on Kensington’s shareholders are required prior to the vote on the Business Combination Proposal.

Kensington may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Business Combination from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Kensington’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed, or from being completed within the expected timeframe, which may adversely affect Kensington’s and Nth Cycle’s respective businesses, financial condition and results of operation.

NYSE may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

The Kensington Units, Kensington New Units, Kensington Class A Shares and Public Warrants are listed on NYSE. We cannot assure you that our securities will continue to be listed on NYSE prior to the Closing. In order to continue listing our securities on NYSE prior to the Business Combination, we must maintain certain financial, distribution and share price levels. Generally, following our IPO, we must maintain an average global market capitalization and a minimum number of 400 public holders. Additionally, in connection with the Business Combination, we will be required to demonstrate compliance with NYSE’s initial listing requirements, which are more rigorous than NYSE’s continued listing requirements, in order to continue to maintain the listing of our securities on NYSE. For instance, our share price would generally be required to be at least $4.00 per share and we would be required to have a minimum of 400 round lot holders of our unrestricted securities. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If NYSE delists any of our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect such securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

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a limited availability of market quotations for our securities;
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reduced liquidity for our securities;
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a determination that our Kensington Class A Shares are a “penny stock” which will require brokers trading in our Kensington Class A Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;
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a limited amount of news and analyst coverage; and
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a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because the Kensington Units, Kensington New Units, Kensington Class A Shares and Public Warrants are listed on NYSE, the Kensington Units, Kensington New Units, Kensington Class A Shares and Public Warrants will qualify as covered securities under the statute. Although the states are preempted from regulating the sale of covered securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on NYSE, our securities would not qualify as covered securities under the statute and we would be subject to regulation in each state in which we offer our securities.

Risks Related to the Adjournment Proposal

If the Adjournment Proposal is not approved, and a quorum is present but an insufficient number of votes have been obtained to approve the Business Combination Proposal, the chairman of the Kensington Board will not have the ability to adjourn the extraordinary general meeting to a later date in circumstances where such adjournment is necessary to permit the Business Combination to be approved.

If, at the extraordinary general meeting, the chairman of the Kensington Board determines that it would be in the best interests of Kensington to adjourn the extraordinary general meeting to give Kensington more time to consummate the Business Combination for whatever reason (such as if the Business Combination Proposal is not approved, or if additional time is needed to fulfill other closing conditions), the chairman of the Kensington Board will seek approval to adjourn the extraordinary general meeting to a later date or dates. If the Adjournment Proposal is not approved, and a quorum is present but an insufficient number of votes have been obtained to approve the Business Combination Proposal, the chairman of the Kensington Board will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes or take other steps to cause the conditions to the Business Combination to be satisfied. In such event, the Business Combination would not be completed.

Risks Related to the Consummation of the Domestication

The Domestication may result in adverse tax consequences for holders of Kensington Class A Shares and Kensington Warrants.

U.S. Holders (as defined in the section entitled “Certain U.S. Federal Income Tax Considerations of the Redemption and the Domestication — U.S. Holders” below) may be subject to U.S. federal income tax as a result of the Domestication. As discussed more fully under “Certain U.S. Federal Income Tax Considerations of the Redemption and the Domestication,” the Domestication should constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation holding only investment-type assets, such as Kensington, this result is not entirely clear. If the Domestication so qualifies, U.S. Holders (as defined in the section entitled “Certain U.S. Federal Income Tax Considerations of the Redemption and the Domestication”) generally should not recognize taxable gain or loss for U.S. federal income tax purposes on the Domestication. However, such U.S. Holder will be subject to Section 367(b) of the Code and, as a result:

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a U.S. Holder who on the date of the Domestication beneficially owns (actually or constructively) Kensington Class A Shares with a fair market value of less than $50,000 on the date of the Domestication will not recognize any gain or loss and will not be required to include any part of our earnings and profits in income; and

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a U.S. Holder who on the date of the Domestication beneficially owns (actually or constructively) Kensington Class A Shares with a fair market value of $50,000 or more, but is not a U.S. Shareholder, generally will recognize gain (but not loss) in respect of the Domestication as if such U.S. Holder exchanged its Kensington Class A Shares for shares of New Nth Cycle Common Stock in a taxable transaction, unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to the Kensington Class A Shares held directly by such U.S. Holder. A U.S. Shareholder will generally be required to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations) attributable to the Kensington Class A Shares held by such U.S. Shareholder.

Additionally, proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code, which generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging warrants for newly issued warrants in a domestication) must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. Because Kensington is a blank check company with no current active business, we believe that it is likely that Kensington is classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. Holder of Kensington Class A Shares to recognize gain on the exchange of Kensington Class A Shares for shares of New Nth Cycle Common Stock pursuant to the Domestication. However, if such U.S. Holder makes (i) a timely QEF Election (as defined in “Certain U.S. Federal Income Tax Considerations of the Redemption and the Domestication — PFIC Considerations — D. QEF Election and Mark-to-Market Election”), (ii) a QEF Election, along with a purging election, or (iii) a mark-to-market election with respect to such U.S. Holder’s Kensington Class A Shares, such U.S. Holder should not be subject to the same gain recognition rules under the proposed Treasury Regulations under Section 1291(f) of the Code. Further, the proposed Treasury Regulations, if finalized in their current form, would also apply to a U.S. Holder whose Kensington Warrants are modified into Post-Domestication Warrants; currently, however, the elections mentioned above do not apply to Kensington Warrants (for discussion regarding the unclear application of the PFIC rules to Kensington Warrants, see “Certain U.S. Federal Income Tax Considerations of the Redemption and the Domestication — PFIC Considerations”). Any gain recognized from the application of the PFIC rules described above would be taxable income with no corresponding receipt of cash. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge could apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of Kensington. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply.

An affiliate of a partner for Kensington’s outside counsel, Hughes Hubbard, owns equity interests in the Sponsor.

As discussed under “Legal Matters”, an affiliate of a partner for Kensington’s outside counsel, Hughes Hubbard, owns equity interests in the Sponsor. This partner holds no management, board or other position with the Sponsor. The firm is passing on the validity of the units and warrants offered in this proxy statement/prospectus. Kensington believes that partners at outside counsel to most special purpose acquisition companies do not own equity interests in the sponsor. The interest of this partner in the Sponsor does not affect the validity of their opinion.

Risks Related to Nth Cycle’s Business, Technology and Operations

Nth Cycle has a limited operating history and has generated only limited revenue, substantially all of which has been derived from grants and awards rather than from refining operations, and its ability to generate operating revenue depends substantially on the successful development and commercialization of its OYSTER system.

Nth Cycle was founded in 2017 and remains in the early stages of commercialization of its electroextraction platform and modular refining system, which is referred to as the OYSTER system. Although the OYSTER system has undergone testing at Nth Cycle’s commercial demonstration facility in Fairfield, Ohio (the “Ohio demonstration facility”), to date Nth Cycle has not generated revenue from the sale of refined metal products at large commercial scale, and substantially all of the revenue Nth Cycle has recognized has been derived from government grants, cooperative agreements, awards and similar sources, together with limited fees from testing and development arrangements. As a result, Nth Cycle is an early-stage business that has a limited operating history which makes it difficult to evaluate its business and prospects, and to forecast its future results. You should carefully consider an investment in Nth Cycle in light of these risks, uncertainties, expenses and difficulties. Such risks include:

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Nth Cycle’s ability to generate meaningful operating revenue;
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Nth Cycle’s ability to raise capital to develop its business and fund its operations;

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Nth Cycle’s expected continual losses for the foreseeable future;
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Nth Cycle’s ability to anticipate and adapt to developing markets;
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the adoption of Nth Cycle’s products and services by customers;
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Nth Cycle’s limited marketing experience as a commercial enterprise;
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competition from competitors with substantially greater financial resources and assets;
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the ability to identify, attract and retain qualified personnel;
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Nth Cycle’s ability to provide superior customer service; and
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Nth Cycle’s reliance on key personnel.

Because Nth Cycle is subject to these risks, and the other risks discussed below, you may have a difficult time evaluating its business and your investment in Nth Cycle.

In addition, Nth Cycle’s ability to generate meaningful operating revenue depends in part on its ability to design, finance, develop, construct, commission, and operate commercial refining facilities, to deploy its OYSTER system at its facilities and at the facilities owned by its partners, and to convert its pipeline of feedstock, offtake, licensing and tolling opportunities into binding agreements and then into revenue. Nth Cycle may never achieve or sustain commercial-scale production or profitability.

Nth Cycle has a history of operating losses, expects to continue to incur losses, and must achieve significant growth in throughput and revenue to reach sustained, long-term profitability.

Nth Cycle has had net losses in each fiscal year since inception. For the six months ended June 30, 2026 and the years ended December 31, 2025 and 2024, Nth Cycle had $ million, $18.2 million and $16.1 million in net losses, respectively, as a result of Nth Cycle’s investments in research and development, development of the Ohio demonstration facility, project development, commercial activities and hiring personnel. Nth Cycle expects to continue to incur significant losses for the foreseeable future until it can ramp up its revenues from the sale and licensing of its products and services.

In order to achieve profitability as well as long-term commercial success, Nth Cycle must continue to execute its plan to expand the business, increase its production capacity, reduce its cell assembly costs, deliver on its existing sales pipeline in a timely manner, competitively price and grow demand for its products and services, and seize new market opportunities by leveraging its proprietary OYSTER system and its refining processes, which will require Nth Cycle to:

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deliver on its next-generation of cell design to increase throughput and extend the service intervals of the electroextraction cells, and continue product development and iteration thereafter;
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successfully develop and build its assembly facility;
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achieve high plant availability and yield, control operating and capital costs; and
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expand the electroextraction platform and OYSTER system, technology and commercial viability within rare earth elements, copper and other critical materials;
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successfully develop, commission and bring into commercial operation its anchor projects that are under development in the Southeastern United States and Western Europe, and partner projects that will include deployments of the OYSTER system.

Failure to do one or more of these things on the timelines it expects or at all could prevent Nth Cycle from achieving sustained, long-term profitability. If Nth Cycle is not able to generate and grow revenue and raise the capital necessary to support its operations, Nth Cycle may be unable to continue as a going concern.

New Nth Cycle may need to raise additional capital in the future in order to execute its strategic plan following the Business Combination and related transactions, which may not be available on terms acceptable to us, or at all. Prior to the Business Combination, Nth Cycle’s liquidity position, forecast of operating results and cash flows, and outstanding debt obligations raised substantial doubt about its ability to continue as a going concern.

As of December 31, 2025, Nth Cycle had an accumulated deficit of $63.8 million and cash and cash equivalents of $8.2 million, and, as a result, at the time of issuance of its financial statements for the year ended December 31, 2025, Nth Cycle concluded that there was substantial doubt about its ability to continue as a going concern for a period of 12 months. Even if the Business Combination is consummated as contemplated, New Nth Cycle may need additional funding to fund its operations, but additional funds may not be available on acceptable terms on a timely basis, if at all. New Nth Cycle’s future capital requirements will depend on many factors, including:

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the level of redemptions by Kensington’s shareholders;
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the timing and amount of any government funding;
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the timing and amount of capital expenditures associated with Nth Cycle’s anchor projects or assembly facility;
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New Nth Cycle’s ability to maintain and increase feedstock supply commitments and secure new customers and offtake arrangements in a timely manner;
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expenditures needed to attract, hire and retain skilled personnel;
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costs associated with being a public company; and
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costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing its intellectual property portfolio.

If, following the Business Combination, New Nth Cycle raises additional funds through further issuances of equity or convertible debt securities, its existing stockholders could suffer significant dilution, and any preferred equity securities New Nth Cycle issues could have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing could include restrictive covenants or security interests on our intellectual and other property. If New Nth Cycle is unable to obtain adequate financing when required, its ability to continue to pursue its business objectives, to prioritize the completion of its anchor projects and assembly facility, and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited. New Nth Cycle also could be required to seek funds through arrangements with partners or others that may require it to relinquish rights or jointly own some aspects of New Nth Cycle’s technologies, products or services that it would otherwise pursue on its own. Any inability to raise adequate funds on commercially reasonable terms could have a material adverse effect on New Nth Cycle’s business, financial condition, results of operations and prospects, including the possibility that a lack of funds could cause its business to fail and liquidate with little or no return to investors.

In addition, if Nth Cycle is unable to secure sufficient financing on acceptable terms and at the times required, or if its capital costs are higher than expected, Nth Cycle may elect, or be required, to delay one or more of its projects, phase or reduce their scope, defer capital expenditures, re-prioritize among its anchor projects, assembly facility and other initiatives, or scale back or discontinue certain planned activities altogether. Any such decision could require Nth Cycle to renegotiate or seek relief under existing commitments with feedstock suppliers, offtakers, lenders and other partners, and could materially and adversely affect Nth Cycle’s business, financial condition, results of operations and prospects.

Nth Cycle’s commercial plans depend on its next-generation of cell design, which underpins the throughput and service interval assumptions for its anchor projects, and which remains in active design, testing and qualification; the next-generation electroextraction cell in the OYSTER system may be delayed, require redesign, or fail to achieve its targeted throughput, service intervals or costs, which would have an adverse effect on Nth Cycle’s business.

The capital intensity, footprint, output and unit economics Nth Cycle expects from its Southeastern United States refining facility, Western Europe refining facility (together, the “anchor projects”), from future deployments, including expansion into rare earth elements, copper and other critical materials, are based in significant part on its next-generation of electroextraction cell, which Nth Cycle expects will deliver a meaningful increase in throughput and extended service intervals relative to the prior-generation cells validated at its Ohio demonstration facility together with extended cell service intervals and design-for-manufacturing improvements. The next-generation electroextraction cell in the OYSTER system remains in active development, including design, testing, validation and qualification, and has not yet been commissioned, demonstrated at large commercial scale or over a full commercial operating life. Nth Cycle’s assumptions or expectations pertaining to the next-generation electroextraction cell in the OYSTER system may prove to be inaccurate and could result in Nth Cycle’s actual market opportunity being materially different from the figures that Nth Cycle relies on for expected unit economics of its next-generation cell.

If Nth Cycle’s development of the next-generation electroextraction cell in the OYSTER system is delayed, or does not achieve the targeted throughput, service intervals, yield or cost, requires redesign or re-qualification, or if it cannot be manufactured at acceptable cost, quality and volume, then the schedule, capital cost, output and economics of Nth Cycle’s anchor projects and partner deployments could be materially and adversely affected, its throughput and cost assumptions may prove incorrect, and Nth Cycle may be required to reduce production expectations, raise additional capital or renegotiate commitments with feedstock suppliers, customers, lenders and partners. In addition, Nth Cycle's OYSTER system is tested and validated at the cell level, and prior results from the Ohio Facility should not be viewed as indicative of future performance of the next-generation cell, nor do they mitigate the risks tied to the next-generation cell.

Furthermore, even if Nth Cycle does successfully realize the anticipated capabilities of its next-generation cell, potential customers may be more comfortable doing business with a larger, more established, more proven company than Nth Cycle. Moreover, competing products may prevent Nth Cycle from gaining wide market acceptance of its products.

Nth Cycle developing a cell assembly facility in the Eastern United States to assemble its next-generation cells, and refining facilities in the Southeastern United States and Western Europe, and construction delays, cost overruns, supply-chain set-backs and other issues could delay its projects, increase its costs or otherwise adversely affect its business and results of operations.

Nth Cycle is developing a cell assembly facility in the Eastern United States to assemble its next-generation cells (the “assembly facility”), servicing its anchor projects and future refining projects servicing battery materials, rare earth elements, copper and other critical materials. Nth Cycle’s project economics depend on completing the assembly facility and assembling its next-generation cells at capital expenditures and cost of goods sold in line with its current estimates; increases in costs of construction, supply-chain, or other issues could delay the completion of Nth Cycle’s assembly facility, which in turn could impact the development of its anchor projects and have an adverse effect on its business and results of operations.

In addition, Nth Cycle is developing its anchor project facilities for commercial operations of its next-generation cell. Nth Cycle intends to construct such anchor facilities for refining of battery materials in the Southeastern United States and Western Europe, each of which will be required to pass commissioning and successfully ramp up production. The capital intensity, output and economics Nth Cycle expects from these facilities, and from future battery material refining deployments, assume that Nth Cycle is able to commission, ramp up, and operate these anchor projects, and to assemble the next-generation cells on which the anchor projects will depend, at capital expenditures and cost of goods sold that are in line with Nth Cycle’s current estimates. Nth Cycle has not previously built or operated a cell-assembly facility or a large commercial scale refining facility, and the cost, schedule, throughput, yield and quality assumptions for these facilities remain subject to significant uncertainty.

A wide range of production, engineering, and supply-chain issues, including but not limited to delays in site acquisition, delays or cost overruns for permitting or utility connections, construction cost overruns and delays, equipment and long-lead-item procurement constraints, automation and process-integration challenges, shortages of skilled labor, component or raw-material quality or availability problems, and lower-than-expected yields or line throughput, could delay commissioning of the facilities, increase capital expenditures or cost of goods sold above Nth Cycle’s current estimates, or impair its ability to produce cells in the quantity and quality, and at the cost, that Nth Cycle’s projects require. If any of these risks materialize, the schedule, capital cost, output and economics of Nth Cycle’s anchor projects and partner deployments could be materially and adversely affected, and Nth Cycle may be required to reduce production expectations, raise additional capital, or renegotiate commitments with feedstock suppliers, offtakers, lenders and its partners.

Nth Cycle has validated its technology at only a single demonstration facility, and has not yet designed, financed or operated commercial refinery at the scale Nth Cycle expects will be required for commercial success.

Nth Cycle’s operating experience to date is limited to its Ohio demonstration facility, which operated across multiple campaigns over approximately fourteen months refining battery materials. Although Nth Cycle achieved metal recoveries and product purities surpassing its commercial targets, the facility at times operated for periods below its target availability and there can be no assurances that the metal recoveries and purity levels from the Ohio demonstration facility will be replicated over a prolonged period of use, or at other refining facilities. Scaling from a demonstration facility to one or more commercial refineries presents engineering, integration, automation, maintenance, supply-chain, staffing and operational risks that Nth Cycle may not anticipate or successfully manage, and its demonstration-scale results may not be representative of, or replicable at, large commercial scale.

Further, Nth Cycle’s anchor projects will be substantially larger and will incorporate different integration and automated flowsheet compared to the Ohio demonstration facility. The anchor projects will be built and operated under different conditions than the Ohio demonstration facility, and will utilize Nth Cycle’s next-generation cells. Accordingly, there can be no assurances that results from the Ohio demonstration facility will be replicated or improved upon.

Nth Cycle’s future profitability depends on uptime and availability of its facilities and OYSTER system, throughput utilization and product yield, as well as achieving capital and operating cost reductions, and Nth Cycle may be unable to achieve or sustain the levels these metrics require, which could materially affect its business.

As a refining company, Nth Cycle’s unit economics depend heavily on operating its facilities and OYSTER system at high availability and utilization and on achieving high product recovery and yield. Unplanned downtime, equipment failures, maintenance requirements, feedstock availability and variability, process upsets, utility interruptions, ramp-up delays and other factors can reduce availability, utilization and yield below the levels assumed in Nth Cycle’s economic models. If Nth Cycle’s next-generation cell, OYSTER system and commercial facilities do not achieve and sustain the availability, utilization and yield expected, its cost per tonne will increase, its margins and cash flows will be reduced, and its business, results of operations and financial condition could be materially and adversely affected.

Nth Cycle’s success depends on its ability to refine battery materials, rare earth elements, copper and other critical materials economically, at large commercial scale, on schedule, of sufficient quality and to its customers’ specifications using its OYSTER system.

Nth Cycle’s business depends in large part on its ability to recover, market and sell products and services, including its ability to refine battery materials, rare earth elements, copper and other critical materials from a range of feedstocks at low capital and operating cost, at large commercial scale, on schedule and to the specifications required by its customers. Achieving these outcomes simultaneously and consistently is difficult, particularly across varied and variable feedstocks and across multiple minerals and chemistries. The results of Nth Cycle’s Ohio demonstration facility were limited to nickel cobalt manganese mixed hydroxide product (MHP) and graphite, and Nth Cycle has not yet demonstrated the viability of the OYSTER system’s ability to refine rare earth elements, copper and other critical materials at commercial scale. Accordingly, there can be no assurance that the results of the Ohio demonstration facility will be replicable or improved upon, or that the OYSTER system will be able to refine rare earth elements, copper and other critical materials at commercial scale or do so in a commercially viable manner. If Nth Cycle fails to expand the application of its OYSTER system to refining rare earth elements, copper and other critical materials or if its refined products fail to meet applicable specifications, customer qualifications, or obtain or maintain required certifications, its customers may reject Nth Cycle’s refined products, reduce or terminate purchases, or decline to enter into or convert agreements, any of which could adversely affect Nth Cycle’s sales, results of operations, financial condition, reputation and prospects.

The development of Nth Cycle’s assembly facility and anchor projects, and other future projects, are subject to significant risks, including risks relating to site selection, engineering, permitting, procurement, construction, commissioning and ramp-up, and there is no guarantee that these projects will be completed on time, within budget, or at the productivity and product specifications expected.

Nth Cycle’s planned assembly facility in the Eastern United States, and anchor projects in the Southeastern United States and Western Europe are at early stages of development and subject to developmental risks, including with respect to feasibility and engineering, site selection and acquisition, permitting, financing, contracting, long-lead equipment procurement, construction, commissioning and ramp-up. Nth Cycle’s estimates of the amount of time it will take to complete the assembly facility, the anchor projects and other future projects are based on assumptions about the timing of engineering studies, including engineering studies related to the design, development and integration of the next-generation cell, permitting, procurement, construction, commissioning and ramp-up, each of which can vary significantly from the time an estimate is made to the time of completion. Large capital projects of this kind frequently experience delays, cost overruns, scope changes, supply-chain and labor constraints, contractor performance issues, permitting and community-opposition delays, and performance shortfalls upon commissioning and ramp-up. Nth Cycle’s cost and time to completion estimates are preliminary and based on assumptions that may prove incorrect. Further, Nth Cycle depends on third-party engineering, procurement and construction contractors for the design and development process of the next-generation electroextraction cell in the OYSTER system and its incorporation into the anchor project.

Any such cost increases or delays related to the assembly facility, the anchor projects or future projects could negatively affect Nth Cycle’s results of operations, financial condition, reputation and ability to continue to grow, particularly if the assembly facility, either anchor project or any other future project cannot be completed.

Successful commissioning of an OYSTER system does not guarantee successful commercialization.

Even if Nth Cycle successfully completes the technical development of the next-generation electroextraction cell in the OYSTER system and is successful in the construction and commissioning of one or more OYSTER systems in commercial facilities, Nth Cycle may still fail to achieve successful commercialization for a number of reasons, including, among others, the following:

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failure to obtain or maintain the required regulatory approvals for its use;
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prohibitive production costs including increases in the price of utilities and consumables;
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maintaining consistent and adequate feedstock supply and offtake on favorable economic terms;
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feedstock supply and offtake counterparty risk;
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upsets in transportation logistics for shipping feedstock or product failure to maintain an adequate sales pipeline and to obtain new sales and commercial partnerships;
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failure to convert its commercial term sheets into binding definitive agreements on favorable economic terms;
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inconsistency in target recoveries, yields and product specifications;
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inability to sustain operating performance and availability in accordance with specifications and targets;

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competing companies, products, processes, and facilities, including in jurisdictions with subsidies;
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domestic and foreign country policies affecting imports, exports, and commodity pricing;
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continuing technological changes in the market rendering Nth Cycle’s products and services less favorable or obsolete;
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failure to scale-up Nth Cycle’s operations sufficiently to satisfy demand for its products;
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failure to execute its business plan, international expansion and growth strategy;
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inability to recruit and retain key personnel;
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ineffective marketing;
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lack of sufficient cooperation from Nth Cycle’s partners; and
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Nth Cycle’s commercial offerings, or the products produced from the OYSTER refining processes, not aligning with or meeting customer needs.

Furthermore, even if Nth Cycle does successfully address the risks described above, and does successfully demonstrate the commercial viability of its products and capabilities, potential customers may be more comfortable doing business with a larger, more established, more proven company than Nth Cycle. Any of the foregoing risks could materially and adversely affect Nth Cycle’s business, results of operations, financial condition and reputation.

Nth Cycle’s revenue will in part depend on maintaining and increasing feedstock supply commitments, securing new customers and offtake arrangements, and converting its term sheets into binding definitive agreements, a process that can be long and unpredictable.

Nth Cycle’s independent refining revenue model depends on access to sufficient quantities of feedstock supply, including “black mass,” a feedstock generated from shredded spent lithium-ion batteries and battery manufacturing waste, and other materials, of suitable composition and at acceptable prices, and on securing buyers for its products (including through entry into off-take agreements). Although Nth Cycle has executed feedstock supply term sheets that it believes will cover its anticipated feedstock requirements for the planned anchor projects, and a binding offtake term sheet with Trafigura, these arrangements are currently in the form of term sheets that remain subject to negotiation and execution of definitive agreements and are subject to certain conditions, and may not be converted into binding contracts, or into actual deliveries and purchases, on the terms expected or at all. Nth Cycle’s binding offtake term sheet with Trafigura, which covers the sale of recycled MHP and lithium carbonate by Nth Cycle to Trafigura, remains subject to the negotiation of a definitive materials purchase agreement and other conditions precedent that Nth Cycle must satisfy in a timely manner, including the development of its United States anchor project.

In addition, feedstock suppliers may change or delay supply contracts for any number of reasons, such as force majeure or government approval factors that are unrelated to Nth Cycle. Feedstock suppliers also may fail to honor their contractual obligations, and enforcement of Nth Cycle’s contractual rights may be difficult or unpredictable. Nth Cycle’s customers may fail to perform under their contracts for similar reasons, and Nth Cycle’s efforts to enforce those contracts may similarly be difficult or unpredictable. As a result, in order to maintain and expand its business, Nth Cycle must continue to develop and obtain additional feedstock supply and customer contracts. However, it is difficult to predict whether and when Nth Cycle will secure such commitments and/or contracts due to competition for suppliers and customers and the lengthy process of negotiating supplier and customer agreements, which may be affected by factors that Nth Cycle does not control, such as market and economic conditions, financing arrangements, commodity prices, environmental issues and government approvals. If Nth Cycle is unable to secure, maintain, convert and renew adequate feedstock supply and offtake on economic terms, or if counterparties fail to perform, its utilization, output, revenues, results of operations, financial condition and reputation could be materially and adversely affected.

Nth Cycle is currently exposed to significant customer and counterparty concentration, which exposes it to its counterparties’ creditworthiness, performance and reputation.

Due to the early stages of Nth Cycle’s commercial operations, it is currently exposed, and will continue to be exposed, to concentration risks resulting from a significant portion of its contracted and anticipated offtake and feedstock supply being concentrated with a limited number of counterparties. In particular, Nth Cycle has entered into an offtake term sheet with Trafigura for a ten-year take-or-pay arrangement and a separate global black mass supply term sheet with Trafigura, which represents a substantial portion of Nth Cycle’s estimated offtake. As a result, Nth Cycle’s business is currently exposed to Trafigura’s and its other key counterparties’ continued willingness and ability to perform, including their creditworthiness, financial condition, business strategy, compliance posture and reputation, and to the negotiation and execution of definitive agreements. Until Nth Cycle is able to increase the number of parties with whom it can establish offtake agreements, the loss of, a reduction in purchases or supply by, a default by, or adverse developments affecting, Trafigura or another significant counterparty could materially and adversely affect Nth Cycle’s business, results of operations and financial condition. Concentration also reduces Nth Cycle’s negotiating leverage and increases the impact of any dispute with, or change in strategy by, a key counterparty.

Nth Cycle’s business plan has not been proven at scale, and any failure to execute its strategic plans, including across its licensing, tolling and independent-refining models, would have an adverse effect on our business, results of operations, financial condition and reputation.

Nth Cycle’s future business depends in large part on its ability to execute the plans to develop, manufacture, market and sell its refining services, technology and products, which include battery materials, rare earth elements, copper and other critical materials. Nth Cycle intends to pursue several distinct revenue models, in combination and across multiple minerals and geographies as part of its business plan, including licensing its equipment and technology, tolling (refining-as-a-service, whereby customers provide their own feedstock and offtake for refining using the Nth Cycle system), and independent refining (whereby Nth Cycle sources feedstock under long-term agreements and sell refined output under separate offtake agreements).

Each of these models is unproven for Nth Cycle at commercial scale, and requires different capabilities, capital structures and counterparties, and which contain distinct risk profiles and competitive landscapes. Any of these revenue models may not perform as expected. Accordingly, the OYSTER system results of the Ohio demonstration facility may not be replicable or result in efficient, automated, low-cost refining capabilities and processes across each of the proposed revenue models to meet the quality, price, engineering, design and production volume and standards required to successfully mass market and maintain commercial viability across each distinct revenue model.

Moreover, pursuing multiple revenue models simultaneously may increase Nth Cycle’s organizational complexity and execution risk. If these revenue models do not generate the revenue, margins, capital efficiency or time-to-revenue expected, or if Nth Cycle is unable to execute them effectively, its results of operations, financial condition, reputation and prospects would be adversely affected.

Nth Cycle’s expectations for future operating and financial results and market growth rely in a large part upon assumptions and analyses developed by its management, and if those assumptions or analyses prove to be incorrect, its actual operating results may differ materially.

Nth Cycle’s business plan, statements regarding the regional and global market opportunities, capital intensity, operating costs, throughput, recoveries, yields, permitting and construction timelines, and other matters are based on assumptions and analyses developed by Nth Cycle’s management, including with respect to technology performance (including the next-generation cell), commodity prices, feedstock availability and composition, customer demand and specifications, regulatory developments and competitive dynamics. These assumptions are inherently uncertain and may prove incorrect. If they do, Nth Cycle’s actual operating and financial results, and the size and growth of its markets, may be materially different from its expectations.

Nth Cycle operates in rapidly changing and competitive markets and its expectations for future performance are subject to the risks and assumptions made by management with respect to its technology and its industry, which may not prove to be accurate. Operating results are difficult to predict because they generally depend on, among other factors: management’s assessment of the timing of adoption of Nth Cycle’s technology; timing, costs and development of its assembly facility, anchor projects and other projects; improvements in unit economics from the next-generation electroextraction cell in the OYSTER system; and expanding applications of the OYSTER system to rare earth elements, copper and other critical materials, each of which factors are uncertain. Expectations for future performance are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond Nth Cycle’s control, and subsequent developments may affect such expectations. Any anticipated future prospect or unit economics, including estimated capital intensity, operating costs, throughput, recoveries, yields and the technological performance of the OYSTER system (including the next-generation cell) may not be realized in full or at all. Furthermore, Nth Cycle’s planned assembly facility, anchor projects and future expansion into new minerals and recovery opportunities, including rare earth elements and copper, may never be realized or achieve commercial success, whether because of lack of market adoption or applications of Nth Cycle’s OYSTER system, competition or otherwise.

In addition, expectations for future performance also reflect assumptions that are subject to change and do not reflect revised prospects for Nth Cycle’s business, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not previously anticipated. In addition, long-term expectations by their nature become less predictive with each successive year. There can be no assurance that Nth Cycle’s future financial condition or results of operations will be consistent with its expectations or with the expectations of investors or securities research analysts, which may cause the market price of New Nth Cycle Common Stock to decline. If actual results differ materially from Nth Cycle’s expectations, Nth Cycle may be required to make adjustments in its business operations that may have an adverse effect on its financial condition and results of operations.

The estimates and forecasts included in this proxy statement/prospectus relating to the size and expected growth of the market for our products and services, future commodity prices and market demand may also prove to be inaccurate. The estimated market opportunity may not materialize in the timeframe included herein, if ever, and even if the markets meet the size estimates and growth estimates presented in this proxy statement/prospectus, our business could fail to grow at similar rates.

Nth Cycle has identified material weaknesses in its internal control over financial reporting. If New Nth Cycle is unable to design and maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of its financial reports, which could adversely affect its stock price.

Nth Cycle has identified material weaknesses in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses were due to Nth Cycle’s management lacking the technical accounting skills and qualifications to properly identify and review the appropriate accounting treatment and disclosures regarding significant unusual transactions, including fixed assets, debt instruments and equity financing arrangements.

Nth Cycle is taking steps to remediate the material weaknesses and to strengthen its internal control over financial reporting, including hiring additional accounting personnel with the appropriate technical accounting skills and bringing on multiple consulting firms to assist in technical accounting work in the interim. The material weaknesses will not be considered remediated until management completes the design and implementation of the controls and the controls operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. The measures Nth Cycle has taken and will take may not be sufficient to remediate the existing material weaknesses or avoid potential future material weaknesses. If these steps do not remediate either material weakness in a timely manner, New Nth Cycle may be unable to conclude that it maintains effective internal control over financial reporting.

Failure to materially increase refining capacity and efficiency could have an adverse effect on Nth Cycle’s business.

Nth Cycle’s Ohio demonstration facility has generally operated at a processing capacity of approximately 200 tonnes per year and although the Southeastern United States and Western Europe anchor projects have anticipated processing capacity between 4,000 and 24,000 tonnes per year, respectively, the future success of Nth Cycle’s business depends in part on its ability to significantly increase its refining capacity and efficiency over time, improving electroextraction cell throughput and service intervals, useful life, and improving plant availability and yield. The construction of future projects will require significant cash investments and management resources and may not meet Nth Cycle’s expectations with respect to increasing capacity, efficiency and satisfying additional demand. If Nth Cycle is unable to increase capacity, efficiency, throughput, useful life, availability and yield as planned, including as a result of technology, cell assembly, the development of the next-generation cell, supply-chain, capital, permitting or operational constraints, it may be unable to meet its commitments or capture its targeted market opportunity, and its business, results of operations and financial condition could be adversely affected.

Product quality problems, defects, errors or vulnerabilities in Nth Cycle’s OYSTER system or its products could harm its reputation and adversely affect its business, results of operations and financial condition.

Nth Cycle’s OYSTER system is highly complex, and despite initial testing, may contain undetected defects, errors or performance shortfalls, including in its proprietary electroextraction cells, control systems and integrated flowsheet, or may produce off-specification product. Quality problems could affect the performance of Nth Cycle’s products, delay the development or release of new products or new versions of products, result in rejected or reworked product, warranty or indemnity claims, penalties, remediation costs, lost or delayed revenue, harm to customer relationships and reputation, and could adversely affect Nth Cycle’s ability to qualify products and secure or convert agreements. Nth Cycle may also be exposed to product liability and similar claims. In addition, undetected quality problems and allegations of unsatisfactory performance could cause Nth Cycle to lose (or fail to increase) revenue or market share, damage Nth Cycle’s reputation in the market and with customers, and increase Nth Cycle’s warranty costs and related returns, which could negatively impact Nth Cycle’s gross margins among other metrics, cause Nth Cycle to incur substantial costs in redesigning the products, cause Nth Cycle to lose significant customers, subject Nth Cycle to liability for damages or divert its resources from other tasks, any one of which could materially adversely affect Nth Cycle’s business, financial condition, results of operations, reputation and prospects.

Nth Cycle’s existing indebtedness and related obligations could limit its operational and financial flexibility, and Nth Cycle could incur additional indebtedness in the future.

Nth Cycle’s existing indebtedness included approximately $ million in principal amount of term loans under its Amended 2024 Loan and Security Agreement with HSBC Ventures USA Inc. (the “2024 LSA Loans”) outstanding as of June 30, 2026.The 2024 LSA Loans accrue interest at a floating rate equal to the greater of (a) the Prime Rate plus 0.25% and (b) 8.0%, payable monthly. Pursuant to Amendment No. 2 to the 2024 LSA, principal amortization was deferred to February 1, 2027, with the outstanding principal to be repaid in 18 equal monthly installments through the scheduled maturity date of July 1, 2028, when all unpaid principal and accrued interest become due (or earlier upon acceleration following an event of default). Borrowings are collateralized by substantially all of Nth Cycle’s assets, and the 2024 LSA requires Nth Cycle to maintain at least 75% of its depository and operating accounts, cash equivalents, and excess cash with the lender or its affiliates, among other customary covenants. If Nth Cycle breaches these covenants or otherwise defaults with the 2024 LSA Loans are outstanding, the lender could declare all obligations immediately due and payable, exercise its rights against the collateral, and exercise setoff rights against Nth Cycle’s deposit accounts, any of which could have a material adverse effect on Nth Cycle’s business, financial condition and results of operations.

Nth Cycle’s indebtedness could have important consequences, including: dedicating a substantial portion of its cash flow from operations to debt service, thereby reducing funds available for operations, capital expenditures, anchor projects and other business activities; limiting its ability to obtain additional financing on favorable terms, or at all; increasing its vulnerability to economic downturns, industry conditions and competitive pressures; restricting its ability to make strategic acquisitions, pursue joint ventures, introduce new technologies or exploit business opportunities; and limiting its flexibility in planning for, or reacting to, changes in its business and industry. Any of the foregoing could have a material adverse effect on Nth Cycle’s business, financial condition, results of operations and prospects.

Nth Cycle may not be able to implement its global growth strategy on a timely basis or at all, and may be unable to manage future global growth and international operations effectively.

Nth Cycle’s strategy includes international operations and projects, including in Western Europe and other jurisdictions, and partnerships and discussions spanning multiple countries. International expansion exposes Nth Cycle to additional risks, including differing legal, regulatory, permitting, tax, labor, environmental and currency regimes, political and economic instability, trade and export-control measures, difficulties in staffing and managing foreign operations, foreign currency exchange, and the complexity of cross-border supply chains and transport. If Nth Cycle is unable to manage these risks, its international growth and its business, results of operations, financial condition and prospects could be materially and adversely affected.

Further, achieving these objectives will require investments that may result in both short-term and long-term costs without generating any current revenue and therefore may be dilutive to earnings. Nth Cycle cannot provide any assurance that it will realize, in full or in part, the anticipated benefits it expects to generate from its growth strategy. Failure to realize those benefits could have a material adverse effect on Nth Cycle’s business, results of operations, financial condition and prospects.

Even if it can successfully implement its global growth strategy, any failure to manage its growth effectively could materially and adversely affect Nth Cycle’s business, results of operations and financial condition. Nth Cycle intends to expand its operations globally, which will require it to hire and train new employees across all divisions; accurately forecast supply and demand, production and revenue; control expenses and investments in anticipation of expanded operations; establish new or expand current design, production, and sales and service facilities; and implement and enhance administrative infrastructure, systems and processes. Future growth may also be tied to acquisitions, and Nth Cycle cannot guarantee that it will be able to effectively acquire other businesses or integrate businesses that it acquires. Failure to efficiently manage any of the above could have a material adverse effect on Nth Cycle’s business, results of operations, financial condition and prospects.

Nth Cycle depends heavily on a limited number of key personnel and must attract and retain specialized talent across multiple distinct disciplines.

Nth Cycle’s future success depends on the continued contributions of key personnel, including its co-founders, senior management and key technical and commercial personnel. Nth Cycle will also need to attract, retain and hire additional personnel with specialized expertise and experience in one or more distinct skill bases, including: electrochemistry and process science; commercial, offtake and project development; hydrometallurgy; and plant operations and engineering. Individuals with these types of expertise and experience are in high demand, particularly in the critical materials, battery materials, clean-energy and advanced-refining sectors. Depending on the economic environment and its performance, Nth Cycle may not be able to locate or attract qualified individuals for such positions when it needs them. The loss of one or more key employees, or Nth Cycle’s inability to attract, integrate and retain qualified personnel, or too many hiring mistakes across these disciplines, could impair its research and development, project execution and commercial efforts and could materially and adversely affect its business and prospects.

Nth Cycle relies on third parties, including engineering, procurement, and construction contractors, equipment vendors and cell-component suppliers, as well as third-party service providers and consultants, and their failure to perform could delay its operations and adversely affect our growth opportunities and business.

Nth Cycle’s projects depend significantly on third parties to perform certain services to be provided to Nth Cycle and its customers, Nth Cycle’s reliance on these third parties is subject to various risks which could adversely affect Nth Cycle’s financial condition, prospects and operating results. In particular, Nth Cycle significantly depends on engineering procurement and construction contractors and engineering partners for engineering studies related to the integration of the next-generation cell, of its assembly facility and anchor projects. Nth Cycle intends to utilize similar third-party services in connection with the development and engineering of future projects. Any delays or failure by such third parties to design and deliver the next-generation electroextraction cell in the OYSTER system, or the design and commissioning of the assembly facility, anchor projects and future projects in accordance with the required technical specifications and expected unit economics could negatively affect Nth Cycle’s business, financial condition and results of operations, particularly if the development of the next-generation electroextraction cell in the OYSTER system, the assembly facility, either of the anchor projects or any future cannot be completed. For example, failure to prepare the next-generation electroextraction cell in the OYSTER system to the technical specifications and sizing requirements could preclude the cells from integrating into the OYSTER system and require retooling that would delay the development of our assembly facility and anchor projects and could materially and adversely affect Nth Cycle’s business, results of operations and financial condition.

Additionally, Nth Cycle relies on third party suppliers for the off-the-shelf equipment that comprises the substantial majority of its plant capital cost, suppliers of components for its proprietary cells, logistics and transport providers, and third-party service providers and consultants, including for certain regulatory, permitting and compliance matters. If these third parties fail to perform, fail to meet quality, cost or schedule requirements, experience their own supply-chain or financial difficulties, or terminate their relationships with Nth Cycle, its project schedules, costs and operations could be adversely affected, and it may be unable to find acceptable alternatives on a timely basis or at all. Such events could materially and adversely affect Nth Cycle’s business, results of operations and financial condition.

Nth Cycle relies on third-party consultants for aspects of its regulatory and permitting compliance, and could be adversely affected if they do not correctly identify or advise it of legal and regulatory requirements or changes.

Nth Cycle relies, and expects to continue to rely, on outside consultants and advisors for aspects of its environmental, permitting and other regulatory compliance across multiple jurisdictions. If these consultants fail to identify applicable requirements, fail to advise Nth Cycle correctly or on a timely basis of legal and regulatory changes, or otherwise perform inadequately, Nth Cycle could fail to obtain or maintain required permits or approvals, incur penalties or remediation costs, or experience delays, any of which could materially and adversely affect its business, results of operations and financial condition.

Nth Cycle expects to experience rapid growth, and failure to manage that growth effectively could have an adverse effect on their business.

As Nth Cycle pursues the development and commissioning of its anchor projects in the Southeastern United States and Western Europe, the buildout of its cell assembly facility, and increases its corporate capabilities as a result of becoming a public company, Nth Cycle will need to expand its engineering, research and development, project development, commercial, supply chain, operations and administrative functions. This expected growth will place significant demands on Nth Cycle’s management and operational and financial resources. To support this growth, Nth Cycle must attract, train and retain a significant number of additional qualified technical, operational and management personnel, and scale its systems, processes and facilities accordingly. There is no guarantee that Nth Cycle will be able to do so as planned, within the expected timeframes or in a cost-effective manner.

If Nth Cycle loses the right to use software or technology, including its use of that it licenses from third parties, it could be required to seek alternatives, which could increase its costs and adversely affect its ability to compete.

Nth Cycle uses software and technology licensed from third parties in its operations, engineering and corporate functions. If Nth Cycle loses the right to use any such software or technology, or if it becomes unavailable, more costly or unsupported, it could be required to obtain substitutes, redesign aspects of its systems or processes, or incur increased costs, any of which could materially and adversely affect its competitive position, business, results of operations and financial condition.

Nth Cycle operates in an emerging and highly competitive industry.

The markets for refining battery materials, rare earth elements, copper and other critical materials are emerging, rapidly evolving and competitive. The scope of competition includes competition for feedstock supply, as well as competition for customers and partners, and for government programs and awards. In battery materials, Nth Cycle competes with incumbent Asian refiners and smelters, principally Chinese-owned capacity in China and Indonesia, South Korean refiners, and with Western battery recyclers and refiners, including Redwood Materials, Glencore (including the former Li-Cycle assets), Cirba Solutions, American Battery Technology Company, Umicore, Aqua Metals, Electra Battery Minerals, Ascend Elements (should it operate again post-bankruptcy), Green Li-ion, Altilium and Primobius, among others. In copper, Nth Cycle may compete with standard electrowinning and solvent-extraction flowsheets supplied by established engineering houses, among others. In rare earth elements, Nth Cycle competes with conventional chemical producers such as BASF SE (Germany), Covestro AG (Germany), Olin Corporation (US), Westlake Chemical Corporation (US), Occidental Petroleum Corporation (US), Formosa Plastics Corporation (Taiwan), Tata Chemicals Limited (India), AGC Chemicals (Japan), ERCO Worldwide (Canada), Detrex Corporation (US), Oxaquim (Spain), UBE Corporation, Mudanjiang Fengda Chemical, Shijiazhuang Taihe Chemical, Shandong Fengyuan Chemical, Mudanjiang Hongli Chemicals, among others. Many of Nth Cycle’s competitors have substantially greater financial, technical, manufacturing, marketing and other resources, longer operating histories, established customer relationships and government support, and some have received government contracts or funding for competing technologies. Competitors may develop technologies or achieve cost positions superior to Nth Cycle’s, and competitive pressures, including from lower-cost and/or subsidized foreign capacity, could force Nth Cycle to reduce its prices, volumes, margins and market share, any of which could materially and adversely affect Nth Cycle's business, results of operations and financial condition.

Increasing costs, including rising electricity and other utility costs, or limited access to water, chemicals and other raw materials, may adversely affect Nth Cycle’s profitability.

Nth Cycle’s process relies on water, electricity and other utilities, as well as on chemicals, consumables and other raw materials that Nth Cycle will need to purchase in the open market and as a result, could be subject to significant volatility in cost and availability, which they may not be able to pass along to their customers. Nth Cycle’s ability to operate profitably depends in part on access to reliable, reasonably priced electricity and inputs at its facilities, which it may be unable to secure on favorable terms or at all. As such, increases in the cost of, or constraints on the availability of, electricity, water, chemicals, consumables or other inputs, including as a result of inflation, supply-chain disruption, commodity-market dynamics, trade measures or regulatory developments, could increase Nth Cycle’s operating costs, reduce its margins and materially and adversely affect its business, results of operations and financial condition.

Fluctuations in transportation costs, disruptions in transportation services, or damage or loss in transit could reduce Nth Cycle’s competitiveness or impair its ability to deliver products.

Nth Cycle’s business depends on the transportation of feedstock to its facilities and of products to its customers, including across borders and by sea. Increases in transportation and logistics costs, disruptions in transportation services (including as a result of carrier capacity constraints, labor actions, port congestion, geopolitical events, adverse weather conditions or other events and activities beyond its control), and damage to or loss of materials in transit, could increase Nth Cycle’s costs, delay deliveries, expose it to liability and reduce its competitiveness, particularly given the weight of Nth Cycle’s refined products, the hazard classification and handling requirements associated with battery materials, black mass and other feedstocks.

Work stoppages or similar difficulties, labor disputes or shortages of skilled technicians and engineers could disrupt Nth Cycle’s business, financials and results of operations.

Nth Cycle’s operations depend on the availability of skilled technicians, operators and engineers and on stable labor relations. Although none of its employees are currently represented by a labor union, Nth Cycle may be unable to attract and retain sufficient skilled personnel, particularly for plant operations and engineering, and Nth Cycle, its contractors or its suppliers could experience work stoppages, slowdowns, labor disputes or union-organizing activity. Any of these could disrupt construction or operations, increase costs, and adversely affect Nth Cycle’s business, results of operations and financial condition.

Nth Cycle may engage in strategic transactions, including acquisitions, joint ventures and partnerships, that could disrupt its business, dilute its stockholders, increase its debt or fail to achieve their intended benefits.

As part of its strategy, Nth Cycle may pursue acquisitions, joint ventures, partnerships, minority investments and similar transactions. Such transactions involve numerous risks, including diversion of management attention, integration difficulties, assumption of liabilities, exposure to unfamiliar markets or technologies, dilution of its stockholders if it issues equity, increased indebtedness if it incurs debt, impairment charges, and the risk that anticipated benefits and synergies are not realized. Nth Cycle may be unable to identify suitable transactions, complete them on acceptable terms, or successfully integrate or manage them. In such event, Nth Cycle’s business, results of operations and financial condition could be materially and adversely affected.

Nth Cycle’s operating and financial results may fluctuate significantly from period to period, which could cause its stock price to decline.

Nth Cycle’s operating and financial results are likely to fluctuate significantly from period to period due to a variety of factors, many of which are outside its control, including the timing of commercial agreements, performance milestone timing and associated revenue recognition under existing contracts, project development, construction, commissioning and ramp-up; plant availability, utilization and yield; the timing and terms of feedstock and offtake arrangements and their conversion into deliveries; commodity-price movements; the timing and amount of government funding and grants; research and development and capital expenditures; changes in its business mix across licensing, tolling and independent refining, and concentration of Nth Cycle’s supplier base and customer base. As a result, period-to-period comparisons may not be meaningful, and Nth Cycle’s results in any period may not be indicative of future performance and may fall short of expectations, which could cause the trading price of its common stock to decline.

Risks Related to Nth Cycle’s Industry and Market

Nth Cycle’s prospects depend in part on the growth of existing and emerging uses for battery materials, rare earth elements and copper, which may not materialize as expected.

Nth Cycle’s business plan assumes continued and growing demand for battery materials, rare earth elements, copper and other critical materials it refines, driven by electrification, robotics, defense, aviation, emerging technologies, such as electric vehicles, energy storage, data-center buildouts, semiconductors, electric motors, wind turbines, and other advanced technologies and applications. The success of Nth Cycle’s business depends on the continued growth of these end-markets, government interest in supporting domestic and regional supply chain development for these end-markets, and the successful commercialization of rare earth products in such markets. If the market for these existing and emerging technologies does not grow as Nth Cycle expects or grows slower than expected, if anticipated emerging uses do not materialize, or if substitution or efficiency reduces metal intensity, demand for Nth Cycle’s products and services may be lower than expected, and its business and prospects could be adversely affected.

A decline in the adoption of electric vehicles, or a decline in government support for clean-energy and electrification technologies, could have an adverse effect on Nth Cycle’s business and prospects.

A significant portion of the anticipated demand for battery materials, rare earth elements and critical materials, and a significant portion of the feedstock available depends on the continued adoption of electric vehicles and energy storage and on supportive government policy, including incentives, mandates and recycled-content requirements. A slowdown or reversal in electric-vehicle adoption, changes in consumer preferences, increases in the cost of vehicles or batteries, or a reduction in or elimination of government support for clean-energy and electrification technologies, could reduce demand for Nth Cycle’s products and the availability of feedstock and could have an adverse effect on Nth Cycle’s business and prospects.

Risks Related to Nth Cycle’s Legal, Regulatory and Policy Matters

Nth Cycle is subject to extensive and evolving environmental, health, safety and permitting laws and regulations, including the U.S. Resource Conservation and Recovery Act (“RCRA”), the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) and analogous state Superfund laws, and requirements governing the classification, handling and disposal of various feedstocks, process residues, emissions and wastewater, and any failure to comply, or the potential classification of black mass or residues as hazardous or as waste, could increase its costs, subject it to penalties and have an adverse effect on its operations.

The construction and operation of metal refining facilities are subject to evolving environmental, health and safety laws and regulations and to permitting requirements, including with respect to air emissions (including potential major-source and Title V air-permitting requirements and treatment of roasting and process off-gas), water withdrawal and discharge, hazardous-materials handling, and the storage, treatment, transport and disposal of wastes and residues. Nth Cycle’s hazardous waste generator classification and the permits and exemptions on which it relies are based on the type and volume of materials it currently generates, handles or discharges, and have changed, and may continue to change, as Nth Cycle’s operations scale; any such change could subject Nth Cycle to more stringent permitting, recordkeeping, financial-assurance or treatment, storage and disposal facility requirements, or could require Nth Cycle to obtain additional permits, on a timeline or on terms that may not be available to it. The classification and regulation of black mass, process residues and by-products vary by jurisdiction and may change. For example, black mass or process residues may be, or may become, classified as hazardous and/or as waste, subjecting their handling, transport (including cross-border shipment) and processing to additional requirements, costs and restrictions. Nth Cycle’s facilities require or may require air, water and waste permits and may be subject to evolving requirements. There can be no assurance that Nth Cycle will obtain or maintain required permits on the timelines or terms expected, that applicable classifications and requirements will not change adversely, or that Nth Cycle will not incur substantial compliance, control, treatment, remediation or liability costs. Nth Cycle’s permits and registrations are also subject to ongoing conditions, including periodic reporting, monitoring, recordkeeping and fee-payment obligations, and any failure to satisfy these conditions on a timely basis could result in the loss of a permit or exemption, fines, penalties or other enforcement action. Failure to comply, or adverse changes in environmental classification or requirements, could result in fines, penalties, permit denials or revocations, injunctions, remediation obligations, limitations on or suspension of operations, and reputational harm.

Nth Cycle may become subject to environmental enforcement actions, and any violations of environmental, health and safety laws or regulations could result in penalties, increased compliance costs and reputational harm.

From time to time, federal, state, local and foreign regulatory agencies conduct inspections of Nth Cycle’s facilities and operations, and such inspections could identify actual or alleged violations of applicable hazardous waste, air quality, wastewater or other environmental, health and safety requirements. Any such findings could result in notices of violation, consent orders, administrative or civil penalties, or other enforcement actions, and could require Nth Cycle to undertake corrective actions, invest in additional training, equipment or controls, or curtail aspects of its operations. Enforcement actions, even if ultimately resolved without material financial exposure, could result in negative publicity and could harm Nth Cycle’s reputation with regulators, customers, partners and investors. There can be no assurance that Nth Cycle will not be subject to such enforcement actions in the future.

Nth Cycle may incur material costs and liabilities in connection with environmental contamination or remediation at its current or former facilities, and its cost estimates and insurance for such matters may prove inadequate.

Nth Cycle’s operations involve the use, handling, storage and processing of hazardous materials, and it could be held strictly, and in certain circumstances jointly and severally, liable under CERCLA and analogous state laws for the investigation and remediation of contamination at properties it currently or formerly owns, leases or operates, or at third-party sites to which it has sent hazardous materials or waste for treatment, storage or disposal, regardless of fault or whether the activity giving rise to the contamination was lawful when it occurred. Environmental contamination, including as a result of the historical use, storage or release of hazardous materials at properties Nth Cycle currently or formerly owns, leases or operates, could require Nth Cycle to incur remediation, removal, disposal, restoration or related costs, including in connection with the surrender or termination of a leased facility. There can be no assurance that cost estimates for any required remediation or restoration will not increase, that a landlord or regulator will not dispute the scope, adequacy or cost of any required work, or that Nth Cycle’s insurance coverage will be sufficient to cover the costs of investigation, remediation or related third-party claims. Any of the foregoing could result in material costs and liabilities and could adversely affect Nth Cycle’s business, results of operations, financial condition and reputation.

Nth Cycle’s Western Europe operations are subject to the EU Regulation, which may be more stringent than U.S. regulations.

Nth Cycle’s Western Europe operations are and will be subject to European Union and member-state laws and regulations, including the EU Battery Regulation (and its recycled-content, due-diligence, labeling and recycling-efficiency requirements), waste-shipment regulations, and applicable environmental and permitting regimes, which may be more stringent and more rapidly evolving than those applicable in the United States. Compliance with these requirements may increase Nth Cycle’s costs and constrain its operations, and changes in these requirements, including in recycled-content mandates and waste classifications, could adversely affect the demand for, and the economics of, its western Europe operations and products.

Nth Cycle’s business and financial results may be adversely affected by the demands of operating in multiple jurisdictions and the need to comply with a wide range of foreign and domestic laws and regulations, including various environmental, health and safety, employment and taxation laws and regulations.

Nth Cycle conducts operations in multiple jurisdictions, so it will be subject to regulatory risks in multiple jurisdictions. Nth Cycle is subject to extensive federal, state, local, and foreign environmental and safety laws, regulations, directives, rules and ordinances concerning, among other things, employee health and safety, the composition of its products, taxation, the discharge of pollutants into the air and water, and the management and disposal of hazardous substances and wastes, including under RCRA, CERCLA, the Clean Air Act, the Clean Water Act, the Occupational Safety and Health Act and their state, local and foreign analogues. Due to the nature of these requirements and changes in its operations, Nth Cycle may incur substantial capital and operating costs, which may have a material adverse effect on its results of operations.

Nth Cycle may also incur substantial costs, including fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in its operations, for any violations arising under these laws and regulations or permit requirements. In addition, Nth Cycle may be required to obtain permits to meet its capacity expansion plans. Nth Cycle may be unable to obtain such permits or if it can, it may be costly and require a lengthy period of time to do so. Furthermore, these laws and regulations applicable to Nth Cycle and its operations could change in the future. Changes in applicable laws or regulations or in the interpretation or enforcement of such laws or regulations could require Nth Cycle to modify the manner in which it operates, increase the operating costs to Nth Cycle or curtail aspects of Nth Cycle’s operations. If Nth Cycle violates environmental, health and safety laws or regulations, in addition to being required to correct such violations, Nth Cycle can be held liable in administrative, civil or criminal proceedings for substantial fines and other sanctions could be imposed that could disrupt or limit its operations. Any of the foregoing could have a material adverse effect on Nth Cycle’s financial condition and results of operations.

Increasing regulatory focus on climate change, including greenhouse gas emissions and climate-related disclosure requirements, could increase Nth Cycle’s compliance costs and administrative burden.

Governmental and regulatory bodies in the United States, the European Union and other jurisdictions in which Nth Cycle operates or may operate continue to adopt new or more stringent laws, regulations and disclosure requirements relating to climate change, including greenhouse gas emissions reporting and reduction mandates, carbon pricing or border-adjustment mechanisms, and mandatory climate-related financial disclosure regimes. Compliance with these and other emerging requirements may require Nth Cycle to invest in new data-collection, reporting and assurance processes and could increase its administrative burden and compliance costs, particularly as it commences and expands international operations. In addition, changes in the regulatory approach to climate change, including the reduction, elimination or reversal of government incentives supporting electrification, recycling and critical-mineral supply chains, could reduce demand for Nth Cycle’s products or the availability of feedstock. Failure to comply with applicable climate-related laws and regulations, or to accurately and timely report the information they require, could result in fines, penalties, reputational harm or litigation, any of which could adversely affect Nth Cycle’s business, results of operations and financial condition.

Nth Cycle is subject to anti-corruption, anti-bribery, anti-money-laundering, sanctions and similar laws, and non-compliance could subject it to significant penalties and reputational harm.

Nth Cycle is subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which Nth Cycle conducts or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act (the “FCPA”) and other anti-corruption laws and regulations, including in foreign jurisdictions. The FCPA prohibits Nth Cycle and its officers, directors, employees and business partners acting on Nth Cycle’s behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations in the U.S. or foreign jurisdictions could materially and adversely affect Nth Cycle’s business, financial condition and results of operations and also its reputation. Nth Cycle’s policies and procedures designed to ensure compliance with these regulations may not be sufficient and Nth Cycle’s directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which Nth Cycle may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject Nth Cycle to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect Nth Cycle’s business, prospects, financial condition and results of operations and also its reputation. In addition, changes in economic sanctions laws in the future could adversely impact Nth Cycle’s business and investments in its securities.

Litigation, regulatory actions or government investigations could harm Nth Cycle’s business, financial position, reputation and results of operations.

Nth Cycle, from time to time, is and may become subject to litigation, arbitration, regulatory proceedings, enforcement actions and government investigations arising in the ordinary course of its business, including disputes with counterparties, employees, competitors, regulators or stockholders, and claims relating to environmental, health and safety, intellectual property, contract, securities, product and other matters. Such proceedings are costly, time-consuming and unpredictable, could divert management attention, and could result in damages, fines, penalties, injunctions or other remedies and in reputational harm, any of which could materially and adversely affect Nth Cycle. These issues can be costly, and it is difficult to predict the financial exposure, if any, which may result from these matters and Nth Cycle cannot assure that any such exposure, if any, will not be material to its business.

Nth Cycle’s insurance coverage may not be adequate to protect it from all business risks.

Nth Cycle maintains insurance of the types and in the amounts that it believes are customary for its industry and stage, but its coverage may not be adequate to cover all losses or liabilities it may incur, including those relating to construction, operations, environmental matters, product liability, business interruption, cyber incidents and litigation. Insurance for certain risks may be unavailable or available only on unfavorable terms or at high cost, and its insurers may dispute or deny coverage. Uninsured or underinsured losses could materially and adversely affect Nth Cycle’s financial condition and results of operations.

Geopolitical competition over critical materials and government policies aimed at securing domestic supply chain may restrict Nth Cycle’s ability to access certain markets, partners, suppliers which could increase its costs limit growth opportunities.

The critical materials sector is the subject of intense geopolitical competition and of government policies aimed at securing domestic and allied supply chains and have become central to national security strategies focused on energy independence and technological competitiveness. The ongoing strategic competition between the United States, China, and other major powers has resulted in increased scrutiny of critical material supply chains, with governments implementing policies to reduce dependence on foreign sources and secure domestic supply chains. This competition may limit Nth Cycle’s ability to engage in business relationships with companies from certain countries, access international markets, or utilize the most cost-effective suppliers and partners regardless of their geographic location, which could restrict Nth Cycle’s access to feedstock, equipment, components, process chemicals, customers, partners or markets, distort prices, and increase its costs, and could expose Nth Cycle to retaliation or to compliance conflicts across jurisdictions.

Export controls and trade restrictions on critical materials and related equipment or technology could limit Nth Cycle’s market access, sourcing and partnership opportunities and impose compliance conflicts across various jurisdictions.

Nth Cycle’s business is exposed to export controls, import restrictions, licensing requirements and other trade measures, both in the United States and abroad, applicable to critical materials and their compounds (including lithium, nickel, cobalt, copper and rare earth elements), to equipment and to technology and technical data. New or expanded controls, including those targeting particular materials, jurisdictions or end-uses, could limit Nth Cycle’s ability to source feedstock, equipment, components or process chemicals, to sell or ship its products, to deploy its technology internationally, or to collaborate with certain partners, and could create conflicting compliance obligations across jurisdictions where adherence to one country’s export control regime violates another’s requirements. Compliance with these requirements is complex and costly, and violations could result in significant penalties.

Tariffs imposed by the United States, counter-tariffs imposed by other countries, and future changes in tariff and trade policy could adversely affect Nth Cycle’s business and results of operations.

The United States government has imposed, and could impose in the future, broad-ranging tariffs on imports from some of its largest trading partners. In retaliation, many countries have imposed, and could impose in the future, counter-tariffs on U.S.-produced items. Tariffs have spurred, and could continue to spur, additional retaliatory moves by affected countries, including by China and the European Union member states.

Nth Cycle potentially faces material risks with respect to tariff policies and the uncertainties and potential changes in such policies. For example, if tariffs are modified or changed in the future in a manner that increases Nth Cycle’s costs or otherwise reduces Nth Cycle’s margins, or limits the availability of feedstock, Nth Cycle’s consolidated results of operations could be materially negatively impacted. In addition, for purposes of operations, Nth Cycle seeks to acquire various materials, supplies and components imported into the U.S., including feedstock and certain equipment and components utilized in the development of Nth Cycle’s next-generation cell, the assembly facility and the completion of the anchor projects, and as a result, Nth Cycle has been adversely impacted by the imposition of trade restrictions on such goods. Nth Cycle may also be adversely impacted if tariffs significantly hurt the economic outlook and negatively impact consumer demand and its ability to raise capital in the future.

Risks Related to Nth Cycle’s Intellectual Property, Information Technology and Cybersecurity

Nth Cycle’s inability to obtain, maintain, protect or enforce its intellectual property rights, including its licensed intellectual property and trademarks, could have a material adverse effect on its operations and future success.

Nth Cycle’s success depends in part on its ability to obtain, maintain, protect and enforce its intellectual property, including its patents, patent applications, trademarks, trade secrets and know-how relating to its electroextraction technology, cells and processes. Nth Cycle owns patents and applications covering its electrochemical metal deposition system and method, with issued patents in the United States, Canada and Australia and applications pending in numerous worldwide jurisdictions and regions. The rest of Nth Cycle’s patent portfolio consists of patents exclusively licensed from Yale University and Harvard University. Nth Cycle also relies on trade secret protections for many of its innovations. The steps Nth Cycle takes to protect its owned or in-licensed intellectual property may be inadequate, and it may be unable to prevent unauthorized use, infringement, misappropriation or disclosure of its technology, particularly in jurisdictions where intellectual-property protection or enforcement is limited or costly, including jurisdictions in which competitors operate. If Nth Cycle is unable to adequately protect and enforce its intellectual property, competitors may be able to replicate or design around its technology, and its competitive position, business and results of operations could be materially and adversely affected.

Nth Cycle may need to defend against intellectual property infringement or misappropriation claims, which could be time-consuming and could cause them to incur substantial costs.

Third parties may assert that Nth Cycle’s technology, products or processes infringe, misappropriate or otherwise violate their intellectual property rights. Intellectual-property litigation is expensive, time-consuming and unpredictable, could divert management attention, and could result in injunctions, damages (including enhanced damages), royalty or licensing obligations, or requirements that Nth Cycle redesign its technology or cease certain activities. Even unmeritorious claims could be costly to defend and could harm its business, and Nth Cycle may be unable to obtain necessary licenses on acceptable terms or at all.

Nth Cycle’s patent applications may not result in issued patents, and its patent and trademark rights may be contested, circumvented, narrowed or invalidated.

Nth Cycle has patent applications pending in the United States and in numerous foreign jurisdictions, but there can be no assurance that pending or future applications will result in issued patents, that issued patents will provide meaningful protection, or that its patent rights will not be challenged, circumvented, narrowed, held unenforceable or invalidated through opposition, reexamination, inter partes review, litigation or other proceedings. The scope, validity and enforceability of patents in its field can be uncertain, and competitors may be able to design around its patents.

For example, an Order Granting Request for Ex Parte Reexamination has been filed against one of Nth Cycle’s issued patents in the U.S., and Nth Cycle is waiting for a first action from the U.S. Patent & Trademark Office. The claims of this patent could potentially be cancelled or amended during the reexamination process. To the extent any of Nth Cycle’s material patents were reexamined or challenged and the reexamination or challenge resulted in a cancellation or amendment of one or more claims, its ability to prevent competitors from using technology similar to its own could be adversely affected.

Nth Cycle’s trademark applications for Nth CYCLE and OYSTER have been registered, granted or allowed in the United States and various foreign jurisdictions, but there can be no assurance that Nth Cycle will ultimately obtain all requested trademark registrations or that the trademarks are valid and enforceable, which could allow a competitor to use a brand or mark similar to our own.

If Nth Cycle is unable to protect the confidentiality of its trade secrets and know-how, its business and competitive position may be harmed.

Nth Cycle relies substantially on trade secrets and know-how, including its proprietary cell assembly methods and processes, chemical-mixing and process know-how and operational expertise, to protect aspects of its technology that are not, or cannot be, patented. Trade secrets are difficult to protect; its confidentiality, non-disclosure and invention-assignment agreements and other measures may be breached or may be insufficient, employees or contractors may misappropriate or disclose its trade secrets, and competitors may independently develop or reverse-engineer equivalent know-how. If Nth Cycle’s trade secrets are disclosed to or independently developed by competitors, or if it is unable to protect them, its competitive position and business could be materially and adversely affected.

Cybersecurity breaches and information-technology disruptions could harm Nth Cycle’s business and operations.

Nth Cycle relies on information-technology systems, including industrial control and operational-technology systems at its facilities and enterprise systems for its business functions, some of which are provided or supported by third parties. Cybersecurity incidents, including unauthorized access, ransomware, malware, phishing, denial-of-service attacks, insider threats and other disruptions, as well as system failures and human error, could compromise the confidentiality, integrity or availability of its systems and data, disrupt its operations (including plant operations), result in the loss or theft of proprietary or confidential information, expose Nth Cycle to liability, regulatory action and reputational harm, and require significant expenditures to remediate. The risk and sophistication of such incidents continue to increase, and its security measures may be inadequate to prevent them.

Computer malware, ransomware, phishing and other attacks, and network disruptions, could result in security and privacy breaches and interruptions in service.

Nth Cycle’s systems and the systems of its service providers may be targeted by, or vulnerable to, computer malware, viruses, ransomware, hacking, phishing, social-engineering and other attacks, as well as to network disruptions. Nth Cycle’s systems contain critical information about its business, including intellectual property and confidential information of its customers, suppliers and employees. While Nth Cycle is not aware of any material cyberattacks or breaches of its systems to date and has safeguards in place to prevent unauthorized access and to safeguard its information systems against cyberattacks, the risk of outside parties accessing Nth Cycle’s information systems remains. Any such cyberattack or security and privacy breaches could disrupt Nth Cycle’s business operations and result in failures or interruptions in its computer systems and in loss of critical information and assets, including Nth Cycle’s intellectual property and confidential business information. In addition, the theft and/or unauthorized use or publication of Nth Cycle’s trade secrets and other confidential business information as a result of such an incident could adversely affect its competitive position, result in a loss of confidence in the adequacy of its threat mitigation and detection processes and procedures, cause Nth Cycle to incur significant costs to remedy the damage caused by the incident, divert management’s attention and other resources, reduce the value of Nth Cycle’s investment in research and development and could harm its relationships with customers, suppliers, partners and regulators.

Risks Related to Government Funding and Government Contracts

Nth Cycle has received government grants, awards and cooperative agreements and potential loans, and the availability, timing and terms of this funding are uncertain and subject to conditions, milestones, appropriations and agency discretion.

Nth Cycle’s business and growth strategy rely in part on government funding and support, including a cooperative agreement with the U.S. Department of Energy, a Cooperative Research and Development Agreement and related arrangement with Oak Ridge National Laboratory, a Dutch national grant supporting its European project, support from Massachusetts programs, pending applications to U.S. federal agencies (including the Department of Energy, the Department of Commerce and the Department of War), and a potential EXIM loan. Much of this funding is awarded at the discretion of government agencies, is subject to conditions, milestones, cost-sharing, reporting and audit requirements, and depends on government budgets and annual appropriations. There can be no assurance that pending or future applications will be awarded, that awarded funding will be disbursed on the expected timeline or at all, or that funding will not be reduced, delayed, suspended or terminated. Additionally, government funding may have a dilutive effect on stockholders through government investment in corporate equity or warrants.

Additionally, government funding of the programs on which Nth Cycle relies or expects is subject to congressional and other appropriations and to budgetary and political processes, and is generally made available on a fiscal-year basis even where programs are expected to continue for many years. Declines in government budgets, changes in spending or budgetary priorities, government shutdowns, or delays in awards or contracting could adversely affect Nth Cycle’s anticipated funding and growth prospects.

The potential EXIM loan is the subject of a non-binding letter of intent and remains subject to negotiation and execution of definitive documentation, due diligence, conditions precedent and final government approvals, and may not be consummated on the anticipated terms or at all.

In June 2026 Nth Cycle received a non-binding letter of intent from the Export-Import Bank of the United States for a loan of up to approximately $203 million. The letter of intent is non-binding and the loan remains subject to EXIM’s due diligence, the negotiation and execution of definitive documentation, the satisfaction of conditions precedent, and final EXIM investment-committee and other government approvals. There can be no assurance that definitive documentation will be executed, that the conditions will be satisfied, or that the loan will be funded on the anticipated terms, on the anticipated timeline, or at all. If the EXIM loan is not consummated, or is consummated on less favorable terms or in a lesser amount, Nth Cycle’s financing plans and the development of its projects could be adversely affected.

The potential EXIM loan and other government funding are expected to be funded in phases over time and conditioned on achieving milestones, and there can be no assurance that such milestones will be achieved on the expected timeline or at all.

Nth Cycle expects that the potential EXIM loan and certain other government funding will be advanced in phases or tranches and will be conditioned on its achievement of specified milestones and on continued compliance with applicable conditions. If Nth Cycle fails to achieve required milestones on the expected timeline or at all, or fails to satisfy applicable conditions, the availability and timing of funding could be delayed or reduced, funding could be suspended or terminated, and its project schedules, capital plans and operations could be adversely affected.

Government funding arrangements are expected to contain affirmative and negative covenants and other terms that may restrict Nth Cycle’s operations and strategy.

Nth Cycle’s government funding arrangements, including the potential EXIM loan and its cooperative agreements and grants, are expected to contain affirmative and negative covenants, restrictions on the use of funds and on certain corporate actions, reporting and audit requirements, security and lien provisions, domestic-content and local-benefit requirements, repayment and clawback provisions, and intellectual-property terms (including march-in and government-license rights under the Bayh-Dole Act with respect to inventions conceived or first reduced to practice under federally funded work). These terms may restrict Nth Cycle’s ability to take actions that management believes are important to its long-term strategy, may impose compliance burdens and costs, and may expose it to remedies, including acceleration and repayment or loss of rights, if it fails to comply.

Risks Related to New Nth Cycle’s Securities Following the Business Combination

The trading price of New Nth Cycle securities may be volatile and subject to wide fluctuations.

The trading price of New Nth Cycle securities following the Business Combination may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond Nth Cycle’s control, including variations in its operating and financial results and the gap between its results and expectations; developments in its technology and projects; commodity-price movements; the conversion or termination of its term sheets and contracts; announcements by Nth Cycle or its competitors; changes in government policy and funding; the level of redemptions and the resulting public float and ownership concentration; sales of shares by significant holders or upon expiration of lock-up arrangements; the issuance of additional shares; analyst coverage and recommendations; short-selling and activist activity; market and macroeconomic conditions; and the other risks described in these risk factors. As a result, investors may not be able to sell shares at or above the price paid, and could lose some or all of their investment.

There may not be an active or liquid trading market for New Nth Cycle common stock, which may make it difficult to sell shares.

Prior to the Business Combination, there has been no public market for Nth Cycle’s equity, and an active, liquid and orderly trading market for New Nth Cycle common stock may not develop or be sustained following the Business Combination, particularly in light of potential redemptions and the resulting public float. The absence of an active and liquid trading market could make it difficult for investors to sell shares at the time they wish or at attractive prices, and could increase the volatility of the trading price.

If Nth Cycle is able to obtain and maintain a listing for New Nth Cycle common stock, its ability to satisfy continued listing standards is not assured, and a failure to do so could adversely affect liquidity and trading.

Even if New Nth Cycle common stock is initially approved for listing on a national securities exchange, Nth Cycle will be required to satisfy continued listing standards, including with respect to share price, public float, number of holders, market value and corporate governance. Nth Cycle may be unable to satisfy these standards, particularly in light of potential redemptions, trading-price volatility and ownership concentration. If Nth Cycle fails to satisfy continued listing standards, its common stock could be delisted, which could adversely affect its liquidity and trading price, reduce analyst coverage, impair its ability to raise capital, and subject it to additional regulatory requirements.

Nth Cycle has limited experience operating as a public company, and the obligations of being a public company are expensive and time-consuming and may divert management’s attention.

As a privately held company, Nth Cycle was not required to comply with many corporate governance and financial reporting practices and policies required of publicly-traded companies. As a publicly traded company, we incur significant legal, accounting and other expenses that Nth Cycle was not required to incur in the recent past. These expenses will increase once we are no longer an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and NYSE, have increased the costs and the time that must be devoted to compliance matters. We expect these laws and regulations to increase our legal and financial compliance costs and to render some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses. Being a public company could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Being a public company could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, board committees or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common shares, fines, sanctions and other regulatory action and potentially civil litigation.

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the IPO (its predecessor), (b) in which it has total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of the shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. To the extent we choose not to use exemptions from various reporting requirements under the JOBS Act, or if we can no longer be classified as an “emerging growth company,” we expect to incur additional compliance costs, which will reduce our ability to operate profitably.

A substantial number of shares of New Nth Cycle common stock will be eligible for resale following the expiration of lock-up arrangements, and sales of these shares, or the perception that they may occur, could adversely affect the trading price.

Pursuant to the Sponsor Lock-Up Agreement and the Nth Cycle Lock-Up Agreement (together, the “Lock-Up Agreements”), after the consummation of the Business Combination and subject to certain exceptions, the Sponsor and certain equity holders of Nth Cycle receiving shares of New Nth Cycle common stock in connection with the Business Combination will be contractually restricted from selling or transferring their shares of New Nth Cycle common stock. Such restrictions begin at Closing and, in the case of the Sponsor Lock-Up Shares, end on the date that is one year after the Closing Date (or, if sooner, the date commencing at least 150 days after the Closing Date on which the last reported sales price of the New Nth Cycle common stock equals or exceeds $12.00 per share for any 20 trading days within a 30-trading day period), provided that such restrictions will in no event lapse prior to the date that is 180 days after the Closing Date. In the case of the shares held by the Lock-Up Holders under the Nth Cycle Lock-Up Agreement, such restrictions end on the earlier of (i) the date that is 180 days after the Closing Date and (ii) with respect to one-half of such shares, if sooner, the date commencing at least 90 days after the Closing Date on which the last reported sales price of the New Nth Cycle common stock equals or exceeds $12.00 per share for any 20 trading days within a 30-trading day period. The Lock-Up Agreements will supersede the lock-up provisions set forth in the Letter Agreement. For additional information, see “Proposal No. 1 — The Business Combination Proposal — Related Agreements.”

However, following the expiration of the applicable lock-up periods, such equityholders will not be restricted from selling shares of New Nth Cycle common stock held by them, other than by applicable securities laws. In addition, the PIPE Investors will not be subject to lock-up restrictions with respect to the shares of New Nth Cycle common stock acquired by them in the PIPE Investment. See “— Kensington cannot assure you that its diligence review has identified all material risks associated with the Business Combination, and you may be less protected as an investor from any material issues with respect to Nth Cycle’s business, including any material omissions or misstatements contained in the Registration Statement or this proxy statement/prospectus relating to the Business Combination, than an investor in an underwritten initial public offering.” As such, sales of a substantial number of shares of New Nth Cycle common stock in the public market could occur at any time following expiration of the applicable lock-up periods. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Nth Cycle common stock or its warrants. In addition, pursuant to the Registration Rights Agreement, certain holders will have the right to require New Nth Cycle to register the resale of their shares of New Nth Cycle common stock. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the market price of New Nth Cycle common stock, and the market price of New Nth Cycle common stock could decline if the holders of currently restricted shares or other shareholders sell their shares or are perceived by the market as intending to sell them.

The exercise of warrants and the achievement of earnout provisions could result in dilution to Nth Cycle’s shareholders.

In connection with the Business Combination, the combined company will have outstanding warrants, including public warrants and private placement warrants held by the Sponsor and others, exercisable at a price of $11.50 per share (subject to adjustment) and, in certain cases, exercisable on a cashless basis. In addition, the Business Combination Agreement and the Sponsor Support Agreement provide for earnout or contingent shares that may be issued or that will vest solely upon the achievement of specified share-price or other milestones. The exercise of warrants and the issuance or vesting of earnout shares will increase the number of shares outstanding and result in dilution to holders of New Nth Cycle’s common stock and could adversely affect the trading price of its common stock and the value of the warrants.

A small number of holders may exercise significant influence over matters requiring stockholder approval following the Business Combination.

Following the Business Combination, certain holders, including former Nth Cycle securityholders, the Sponsor and its affiliates, and investors in the related financings, may individually or collectively own a significant percentage of New Nth Cycle common stock and may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors, amendments to organizational documents and the approval of significant corporate transactions. The interests of these holders may not always align with the interests of other stockholders, and this concentration of ownership may have the effect of delaying, deterring or preventing a change of control and may adversely affect the trading price of New Nth Cycle’s common stock.

New Nth Cycle’s organizational documents and Delaware law will contain provisions that may discourage takeover attempts and adversely affect the rights of its stockholders.

The Proposed Charter and Proposed Bylaws of New Nth Cycle, and provisions of Delaware law, will include provisions that could have the effect of delaying, deterring or preventing a change of control or changes in management, including a classified board of directors, provisions that prevent stockholders from acting by written consent or call special meetings, advance-notice requirements, the authorization of undesignated preferred stock that the board may issue without stockholder approval, and supermajority or other requirements to amend certain provisions. These provisions could discourage, delay or prevent transactions that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium, and could adversely affect the trading price of New Nth Cycle’s common stock and the voting and other rights of its stockholders.

The Proposed Charter of New Nth Cycle will designate the Court of Chancery of the State of Delaware (and the federal district courts for certain claims) as the exclusive forum for certain disputes, which could limit stockholders’ ability to obtain a favorable judicial forum.

The Proposed Charter and Proposed Bylaws that will be in effect following the Business Combination contain provisions that could depress the market price of New Nth Cycle Common Stock by acting to discourage, delay or prevent a change in control of New Nth Cycle or changes in New Nth Cycle’s management that the stockholders of New Nth Cycle may deem advantageous. These provisions, among other things, include:

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a prohibition on stockholder actions through written consent, which requires that all stockholder actions be taken at an annual or special meeting of New Nth Cycle stockholders;
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a requirement that special meetings of stockholders be called only by and at the direction of New Nth Cycle’s Chief Executive Officer or President, the Chairperson of the board of directors, or the board of directors;
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advance notice requirements for stockholder proposals and nominations for election to New Nth Cycle’s board of directors;
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a requirement that no member of the New Nth Cycle Board may be removed from office by New Nth Cycle’s stockholders except for cause and, in addition to any other vote required by law, upon the approval of at least two-thirds of the voting power of all the then outstanding shares of New Nth Cycle’s voting stock entitled to vote in the election of directors;
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a requirement of approval of at least two-thirds of the voting power of all of the then outstanding shares of New Nth Cycle’s voting stock to amend any bylaws by stockholder action; and
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the authority of the board of directors of Nth Cycle to issue preferred stock on terms determined by New Nth Cycle’s board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of New Nth Cycle’s voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Any provision of the Proposed Charter, Proposed Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for New Nth Cycle’s stockholders to receive a premium for their shares of New Nth Cycle capital stock and could also affect the price that some investors are willing to pay for New Nth Cycle Common Stock.

Because Nth Cycle has no plans to pay cash dividends for the foreseeable future, investors may not receive any return on investment unless they sell their shares for a price greater than that which they paid.

Nth Cycle intends to retain available funds and any future earnings to fund the development and growth of its business, and does not expect to pay any cash dividends on its common stock for the foreseeable future. In addition, Nth Cycle’s ability to pay dividends may be limited by the terms of indebtedness or other financing arrangements (including government funding) and by applicable law. As a result, investors may not receive any return on an investment in New Nth Cycle’s common stock unless they sell their shares for a price greater than that which they paid.

EXTRAORDINARY GENERAL MEETING OF KENSINGTON

General

Kensington is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by the Kensington Board for use at the extraordinary general meeting and at any adjournment or postponement thereof. This proxy statement/prospectus provides Kensington shareholders with information they need to know to be able to vote or direct their vote to be cast at the extraordinary general meeting.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held at 10:00 a.m., New York City time, on , 2026, at the offices of Hughes Hubbard & Reed LLP located at One Battery Park Plaza, New York, NY 10004, and virtually via live webcast at .

Purpose of the Extraordinary General Meeting

At the extraordinary general meeting, Kensington is asking holders of Kensington Ordinary Shares to consider and vote upon:

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the Business Combination Proposal. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A;
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the Domestication Proposal. The Proposed Charter is attached to this proxy statement/prospectus as Annex B;
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the Organizational Documents Proposal. The Proposed Charter and the Proposed Bylaws are attached to this proxy statement/prospectus as Annex B and Annex C, respectively;
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the Advisory Organizational Documents Proposals;
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the Stock Issuance Proposal;
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the New Nth Cycle Incentive Plan Proposal; and
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the Adjournment Proposal.

Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal. Therefore, if any of the Condition Precedent Proposals are not approved, all other Condition Precedent Proposals will have no effect, even if approved by the relevant holders of Kensington Ordinary Shares. The Advisory Organizational Documents Proposals are non-binding and are not conditioned on the approval of any other proposal to be voted on at the extraordinary general meeting. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation of the Kensington Board

The Kensington Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Kensington and its shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the New Nth Cycle Incentive Plan Proposal, and “FOR” the approval of the Adjournment Proposal, if presented to the extraordinary general meeting.

For a description of the Kensington Board’s reasons for the approval of the Business Combination and the unanimous recommendation of the Kensington Board, see “Proposal No. 1 — The Business Combination Proposal — The Kensington Board’s Reasons for the Approval of the Business Combination”.

When you consider the recommendation of the Kensington Board in favor of approval of these proposals, you should keep in mind that, aside from their interests as shareholders, the Sponsor, Kensington’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of unaffiliated Kensington shareholders. Please see “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Kensington Persons in the Business Combination”.

Record Date; Who is Entitled to Vote

Kensington shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned Kensington Ordinary Shares at the close of business on , which is the “Record Date” for the extraordinary general meeting. Shareholders will have one vote for each Kensington Ordinary Share owned at the close of business on the Record Date on each Transaction Proposal on which such Kensington Ordinary Share is entitled to vote. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. As of the close of business on the Record Date for the extraordinary general meeting, there were 32,857,142 Kensington Ordinary Shares issued and outstanding, of which 23,000,000 were issued and outstanding Public Shares.

The Sponsor and each director and each officer of Kensington have agreed to, among other things, vote in favor of the Business Combination, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any Founder Shares and any Public Shares held by them. None of Kensington's Sponsor, directors or officers received separate consideration for their waiver of redemption rights. As of the Record Date, the Sponsor owned approximately 30.0% of the issued and outstanding Kensington Ordinary Shares.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” will be treated as shares present for purposes of determining the presence of a quorum on all matters, but they will not be treated as shares voted on the matter. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. Kensington believes all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Proxies relating to “street name” shares that are returned to Kensington but marked by brokers as “not voted” are considered present for the purposes of establishing a quorum but will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

Quorum and Vote of Kensington Shareholders

A quorum of Kensington shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of a majority of the issued and outstanding Kensington Ordinary Shares who are individuals are present in person or by proxy or if a corporation or other non-natural person is present by its duly authorized representative or proxy. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

As of the Record Date for the extraordinary general meeting, holders of record of 16,428,572 Kensington Ordinary Shares being present at the extraordinary general meeting (in person or by proxy) would be required to achieve a quorum.

The Sponsor and each of Kensington’s directors and officers have agreed to vote all Founder Shares and any Public Shares they may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owned approximately 30.0% of the issued and outstanding Kensington Ordinary Shares. The approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Kensington Ordinary Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the extraordinary general meeting. As a result, only 6,571,430 Public Shares (or approximately 28.6% of the issued and outstanding Public Shares) would need to be voted in favor of the Business Combination in order to approve the Business Combination Proposal (assuming all of the issued and outstanding Kensington Ordinary Shares are voted at the extraordinary general meeting). The Business Combination was not structured to require the approval of at least a majority of Kensington unaffiliated shareholders because such a vote is not required under Cayman Islands law.

The Business Combination Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Business Combination Proposal will have no effect, even if approved by holders of the Kensington Ordinary Shares.

The approval of the Domestication Proposal requires a special resolution, being the affirmative vote of holders of a majority of at least two-thirds of the Kensington Ordinary Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the extraordinary general meeting. The Domestication Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Domestication Proposal will have no effect, even if approved by holders of the Kensington Ordinary Shares.

The approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of holders of a majority of at least two-thirds of the Kensington Ordinary Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the extraordinary general meeting. The Organizational Documents Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of the Kensington Ordinary Shares.

The separate approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires an ordinary resolution, being the affirmative vote of holders of a simple majority of the Kensington Ordinary Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the extraordinary general meeting. The Advisory Organizational Documents Proposals are not conditioned upon any other proposal.

The approval of the Stock Issuance Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Kensington Ordinary Shares as, being entitled to do so, vote in person or, where proxies are allowed by proxy at the extraordinary general meeting. The Stock Issuance Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of the Kensington Ordinary Shares.

The approval of the New Nth Cycle Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Kensington Ordinary Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the extraordinary general meeting. The New Nth Cycle Incentive Plan Proposal is conditioned on the approval of the other Condition Precedent Proposals. Therefore, if the other Condition Precedent Proposals are not approved, the New Nth Cycle Incentive Plan Proposal will have no effect, even if approved by holders of the Kensington Ordinary Shares.

The approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Kensington Ordinary Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the extraordinary general meeting. The Adjournment Proposal is not conditioned upon any other proposal.

Voting Your Shares

Each Kensington Class A Share and each Kensington Class B Share that you own in your name entitles you to one vote on each Shareholder Proposal on which such Kensington Ordinary Share is entitled to vote. Your proxy card shows the number of Kensington Ordinary Shares that you own.

If you are a record owner of your shares, there are two ways to vote your Kensington Ordinary Shares at the extraordinary general meeting:

You Can Vote by Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy”, whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Kensington Board “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Documents Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the New Nth Cycle Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal, in each case, if presented to the extraordinary general meeting. Proxy cards received less than 48 hours prior to the start of the extraordinary general meeting will not be counted.

You Can Attend the Extraordinary General Meeting and Vote During the Meeting.

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You can attend the extraordinary general meeting and vote in person even if you have previously voted by submitting a proxy pursuant to any of the methods noted above.
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If your shares are registered in your name with Continental and you wish to attend the extraordinary general meeting virtually, go to , enter the 12-digit control number included on your proxy card or notice of the extraordinary general meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the extraordinary general meeting you will need to log back into the extraordinary general meeting site using your control number. Pre-registration is recommended but is not required in order to attend virtually.
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Beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the extraordinary general meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the extraordinary general meeting. After contacting Continental, a beneficial holder will receive an e-mail prior to the extraordinary general meeting with a link and instructions for entering the extraordinary general meeting. Beneficial shareholders should contact Continental at least five (5) business days prior to the extraordinary general meeting date in order to ensure access.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the meeting and vote in person or online and your shares are held in “street name”, you must obtain a legal proxy from your broker, bank or nominee. That is the only way Kensington can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a Kensington shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

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sending another proxy card with a later date;
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notifying Justin Mirro, Kensington’s Chairman and Chief Executive Officer, in writing before the extraordinary general meeting that you have revoked your proxy; or
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attending the extraordinary general meeting in person (including virtually), revoking your proxy, and voting as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions about Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your Kensington Ordinary Shares, you may call , our proxy solicitor, by calling , or banks and brokers can call collect at , or by emailing .

Redemption Rights

Pursuant to the Cayman Constitutional Documents, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the Closing, including interest earned on the funds held in the Trust Account and not previously released to Kensington to pay Kensington's taxes, net of taxes payable, provided that such shareholders follow the specific procedures for redemption set forth in this proxy statement/prospectus relating to the shareholder vote on the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Closing, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the Closing, including any amounts representing interest earned on the funds held in the Trust Account and not previously released to Kensington to pay Kensington's taxes, net of taxes payable, upon the Closing. For illustrative purposes, based on funds in the Trust Account of approximately $232.6 million on June 30, 2026, the per share redemption price would have been approximately $10.11.

Prior to the Closing, the Public Shares will not separately trade. Instead, they will only trade as part of Kensington Units, each of which consists of one Kensington Class A Share, one-quarter (1/4) of one Kensington Class 1 Warrant and three-quarters (3/4) of one Kensington Class 2 Warrant. If you elect to redeem any Public Shares, any Kensington Class 2 Warrants that are attached to Public Shares that are redeemed will expire upon such redemption. Further, you may not submit Kensington Units for redemption. In order to exercise your redemption rights with respect to your Public Shares, you must separate the Kensington Units and receive the underlying Public Shares and warrant components. It is Kensington's understanding that this separation generally takes at least two business days to complete. As such, to the extent you desire to exercise your redemption right, it is important that this separation occurs a sufficient amount of time in advance of the redemption deadline to ensure you are able to timely submit the Public Shares for redemption. Once separated, you may exercise your redemption right with respect to the underlying Public Shares by timely submitting such shares for redemption.

Redemption rights are not available to holders of Kensington Warrants in connection with the Business Combination.

In order to exercise your redemption rights with respect to your Public Shares, you must, prior to 5:00 p.m., Eastern time, on (two business days before the extraordinary general meeting), both:

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submit a written request that Kensington redeem your Public Shares for cash, which written request must identify yourself as a beneficial holder and provide your legal name, phone number and address, to Continental Stock Transfer & Trust Company, Kensington’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attention: SPAC Redemptions Team

E-mail: spacredemptions@continentalstock.com

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deliver your Public Shares either physically or electronically through DTC's DWAC system to Kensington's transfer agent. Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent. It is Kensington's understanding that shareholders should generally allot at least one week to obtain physical certificates from the transfer agent. However, Kensington does not have any control over this process and it may take longer than one week. Shareholders who hold their shares in street name will have to coordinate with their broker, bank or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may not be withdrawn unless Kensington’s directors determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

Each redemption of Public Shares by Public Shareholders will decrease the amount in the Trust Account. In no event, however, will Kensington redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 upon the Closing.

Prior to exercising redemption rights, shareholders should verify the market price of their Kensington Class A Shares as they may receive higher proceeds from the sale of their shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Kensington cannot assure you that you will be able to sell your shares in the open market, even if the market price per share is higher than the redemption price, as there may not be sufficient liquidity in Kensington's securities when you wish to sell your shares.

If you exercise your redemption rights, your Public Shares will cease to be outstanding immediately prior to the Closing and will only represent the right to receive a pro rata share of the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the Closing, including interest earned on the funds held in the Trust Account and not previously released to Kensington to pay Kensington's taxes, net of taxes payable. You will no longer own those shares and will be entitled to receive cash for those shares only if you properly demand redemption.

Appraisal or Dissenters' Rights

Neither holders of Kensington Ordinary Shares nor holders of Kensington Warrants have appraisal or dissenters' rights in connection with the Business Combination or the Domestication under Cayman Islands law or under the DGCL.

Proxy Solicitation

Kensington is soliciting proxies on behalf of the Kensington Board. This solicitation is being made by mail but also may be made by telephone or in person. Kensington and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Kensington will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Kensington will bear the cost of the solicitation.

Kensington has engaged to assist in the solicitation process and will pay a fee of $ , plus disbursements.

Kensington will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Kensington will reimburse them for their reasonable expenses.

Kensington Shareholders

As of the Record Date, there were 32,857,142 Kensington Ordinary Shares issued and outstanding, which include the 9,857,142 Founder Shares held by the Sponsor and 23,000,000 Public Shares. As of the Record Date, there was outstanding an aggregate of 14,600,000 Private Placement Warrants.

Potential Purchases of Public Securities

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, Kensington's directors, officers, advisors or any of their affiliates may purchase Public Shares or Public Warrants in privately negotiated transactions or in the open market. There is no limit on the number of securities that such persons may purchase. Additionally, at any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, Kensington's directors, officers, advisors or any of their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares, vote their Public Shares in favor of the Business Combination or not redeem their Public Shares. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds held in the Trust Account will be used to purchase Public Shares or Public Warrants in such transactions.

In the event the Sponsor, Kensington's directors, officers, advisors or any of their affiliates determine to undertake any such transactions, such transactions could have the effect of influencing the vote necessary to approve the Business Combination. They will be restricted from making any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act.

The purpose of any such transactions could be to (i) reduce the number of Public Warrants outstanding or vote such warrants on any matters submitted to warrant holders for approval in connection with the Business Combination or (ii) satisfy a closing condition that requires Kensington to have a minimum net worth or a certain amount of cash at the Closing where it appears such requirement would otherwise not be met. This may result in the completion of the Business Combination that might not otherwise have been possible.

In addition, if such purchases are made, the public “float” of Kensington's securities and the number of beneficial holders of Kensington's securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of Kensington's securities on a national securities exchange.

The Sponsor, Kensington's directors, officers, advisors and/or any of their affiliates anticipate that they may identify shareholders with whom they may pursue privately negotiated transactions either through direct contact from shareholders or through redemption requests submitted by shareholders following the mailing of proxy materials in connection with the Business Combination. To the extent such persons enter into a private transaction, they would identify and contact only potential selling or redeeming shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against the Business Combination. Such persons would select the shareholders from whom to acquire shares based on the number of shares available, the negotiated price per share and such other factors as they may deem relevant at the time of purchase. The Sponsor, Kensington's directors, officers, advisors and/or any of their affiliates will be restricted from purchasing shares if such purchases do not comply with Regulation M under the Exchange Act and the other federal securities laws.

Additionally, in the event the Sponsor, Kensington's directors, officers, advisors and/or any of their affiliates were to purchase Public Shares or Public Warrants from Public Shareholders, such purchases would be structured in compliance with Rule 14e-5 under the Exchange Act. Any Public Shares purchased from Public Shareholders by the Sponsor, Kensington's directors and officers or their affiliates would not be voted in favor of approving the Business Combination.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

Business Combination Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Merger. Capitalized terms under this section not otherwise defined in this proxy statement/prospectus have the respective meanings ascribed to them in the Business Combination Agreement.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties thereto made to each other as of the date of the Business Combination Agreement and/or other specific dates. The assertions and obligations embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules (the “Disclosure Schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Kensington, Merger Sub, Nth Cycle, or any other matter.

Structure of the Business Combination

On July 21 , 2026, Kensington entered into the Business Combination Agreement with Nth Cycle, Merger Sub I, Merger Sub II and (for the limited purpose set forth therein) the Sponsor, pursuant to which, among other things, subject to shareholder approval, following the Domestication, Merger Sub I will merge with and into Nth Cycle, with Nth Cycle surviving as a wholly-owned subsidiary of Kensington. Immediately after the First Merger, Nth Cycle OpCo will merge with and into Merger Sub II, with Merger Sub II surviving as a wholly-owned subsidiary of Kensington whose name is “Nth Cycle, LLC.”

Prior to and as a condition of the Closing, pursuant to the Domestication, Kensington will change its jurisdiction of incorporation by transferring out of the Cayman Islands and domesticating as a Delaware corporation in accordance with Section 388 of the DGCL and the Companies Act. For more information, see “Proposal No. 2 — The Domestication Proposal”.

The following diagrams illustrate in simplified terms the current structure of Kensington and Nth Cycle and the expected structure of New Nth Cycle immediately following the Closing.

Simplified Pre-Combination Structure

Simplified Post-Combination Structure

Representations and Warranties

The Business Combination Agreement contains representations and warranties of Kensington and Nth Cycle, certain of which are qualified by materiality and material adverse effect and knowledge and, as applicable, are further modified and limited by the Disclosure Schedules. The representations and warranties of Kensington are also qualified by information included in Kensington’s public filings, filed or submitted to the SEC on or prior to the date of the Business Combination Agreement (subject to certain exceptions contemplated by the Business Combination Agreement).

Representations and Warranties of Nth Cycle

The Business Combination Agreement contains representations and warranties of Nth Cycle relating to, among other things, proper organization and standing, authorization, binding agreement, capitalization, subsidiaries, no conflict, governmental consents and filings, financial statements, undisclosed liabilities, absence of certain changes, compliance with laws, government contracts, permits, litigation, material contracts, intellectual property, taxes and tax returns, real property, personal property, employee matters, benefit plans, environmental matters, transactions with related persons, insurance, top customers and suppliers, certain business practices, the Investment Company Act, finders and brokers, independent investigation and information supplied, and that there are no additional representations or warranties.

Representations and Warranties of Kensington

The Business Combination Agreement contains representations and warranties of Kensington relating to, among other things, proper organization and standing, authorization, binding agreement, government approvals, non-contravention, capitalization, SEC filings and financial statements, absence of certain changes, undisclosed liabilities, compliance with laws, legal proceedings, orders, permits, taxes and tax returns, properties, the Investment Company Act, the Trust Account, finders and brokers, certain business practices, insurance, information supplied, independent investigation, and that there are no additional representations and warranties.

Nth Cycle Material Adverse Effect

Under the Business Combination Agreement, certain of the representations and warranties of Nth Cycle are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Business Combination Agreement, “Nth Cycle Material Adverse Effect” means any event, state of facts, condition, change, development, circumstance, occurrence or effect (collectively, “Events”), that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of Nth Cycle and its subsidiaries, taken as a whole, or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Target Companies to consummate the Business Combination; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect:

a)
any change in applicable laws or U.S. GAAP or any interpretation thereof following the date of the Business Combination Agreement,
b)
any change in interest rates or economic, political, business or financial market conditions generally,
c)
the taking of any action required by the Business Combination Agreement,
d)
any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate,
e)
any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions,
f)
any failure of Nth Cycle or any of its subsidiaries to meet any projections or forecasts (provided that this clause shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect),
g)
any Events generally applicable to the industries or markets in which Nth Cycle and its subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers),
h)
the announcement of the Business Combination Agreement and consummation of the transactions contemplated thereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of Nth Cycle and its subsidiaries,
i)
any matter set forth on the Disclosure Letter of Nth Cycle, or
j)
any action taken by, or at the request of, Kensington.

Any Event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of Nth Cycle and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Nth Cycle and its subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on Nth Cycle and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Nth Cycle and its subsidiaries conduct their respective operations.

Kensington Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of Kensington are qualified in whole or in part by a material adverse effect standard on the ability of Kensington to consummate the Business Combination for purposes of determining whether a breach of such representations and warranties has occurred. Pursuant to the Business Combination Agreement, “Kensington Material Adverse Effect” means any Event that (A) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of Kensington, or (B) does or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Kensington to consummate the Business Combination; provided, however, that no change or effect related to any of the following, alone or in combination, will be taken into account in determining whether a Kensington Material Adverse Effect has occurred: (i) the announcement of the Business Combination Agreement and consummation of the transactions contemplated thereby; (ii) the taking of any action required by the Business Combination Agreement or any ancillary document to the Business Combination Agreement; (iii) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate, (iv) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions; (v) the Redemption; (vi) any breach of any covenants, agreements or obligations of any PIPE Investor (including any breach of such Person’s obligations to fund any amounts thereunder when required); (vii) changes in applicable law or interpretations thereof after the date of the Business Combination Agreement; (viii) changes in U.S. GAAP (or any interpretation thereof) after the date of this Agreement; or (ix) any change in interest rates or economic, political, business or financial market conditions generally. Any Event referred to in clauses (iii), (iv), (vii), (viii) or (ix) above may be taken into account in determining if a Kensington Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of Kensington relative to similarly situated companies or in the industry in which Kensington conducts its operations, but only to the extent of the incremental disproportionate effect on Kensington relative to similarly situated companies in the industry in which Kensington conducts its operations.

Survival of Representations and Warranties

Except as expressly provided in the Business Combination Agreement or in the case of a fraud claim against a person, none of the representations and warranties, covenants, obligations or other agreements in the Business Combination Agreement or in any other certificate, statement or instrument delivered pursuant to the Business Combination

Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, will survive the Closing (and there will be no liability after the Closing in respect thereof), except for those covenants and agreements contained therein that by their terms expressly apply in whole or in part after at or after the Closing, and then only in respect to any breaches occurring at or after the Closing.

Covenants and Agreements

Nth Cycle has agreed to covenants relating to, among other things, conduct of business, annual and interim financial statements, no trading, and notification of certain matters.

Kensington has agreed to covenants relating to, among other things, conduct of business, Kensington public filings, the Trust Account, Kensington Shareholder Approval, employee matters, and the Domestication.

Conduct of Business of Nth Cycle

Nth Cycle has agreed that from the date of the Business Combination Agreement through the earlier of the termination of the Business Combination Agreement or the Closing Date (the “Interim Period”), it will, and will cause its subsidiaries to, subject to certain specified exceptions, including as set forth on the Disclosure Letter delivered by Nth Cycle pursuant to the Business Combination Agreement, as consented to by Kensington in writing (which consent will not be unreasonably withheld, conditioned or delayed) or as required by applicable law (including COVID-19 measures), use commercially reasonable efforts to, and will use commercially reasonable efforts to cause its subsidiaries to:

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conduct its and their respective businesses, in all material respects, in the ordinary course of business;
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comply in all material respects with all laws applicable to Nth Cycle and its subsidiaries and their respective businesses, assets and employees; and

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take commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations.

During the Interim Period, Nth Cycle has also agreed not to, and to cause its subsidiaries not to, subject to certain specified exceptions, including as set forth on the Disclosure Letter delivered by Nth Cycle or as consented to by Kensington in writing (which consent will not be unreasonably withheld, conditioned or delayed):

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amend, waive or otherwise change, in any respect, its organizational documents, except for as required by applicable law;
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authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such securities, except (x) as required by any contract (including any warrant or option award) outstanding as of the date of the Business Combination Agreement which has been disclosed in writing to Kensington or any benefit plan, (y) the issuance of shares of Nth Cycle Common Stock upon exercise of settlement of Nth Cycle Options or Nth Cycle RSUs, and (z) the grant of Nth Cycle Options and Nth Cycle RSUs in the ordinary course of business;
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split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities, other than (x) the acquisition by Nth Cycle of any Nth Cycle Restricted Stock Awards, Nth Cycle Options or Nth Cycle RSUs in connection with the repurchase, forfeiture or cancellation of such Nth Cycle Restricted Stock Awards, Nth Cycle Options or Nth Cycle RSUs, (y) the acquisition by Nth Cycle of shares of Nth Cycle Common Stock in connection with the surrender of shares of Nth Cycle Common Stock by holders of Nth Cycle Options in order to pay the exercise price of the Nth Cycle Options, and (z) the withholding of shares of Nth Cycle Common Stock to satisfy tax obligations with respect to the Nth Cycle Restricted Stock Awards, Nth Cycle Options and Nth Cycle RSUs;
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incur, create, assume, refinance, guarantee or otherwise become liable for any indebtedness in excess of $1,000,000, other than in connection with borrowings of credit or other financial accommodations under existing notes and other existing indebtedness and, in each case, any refinancings thereof;
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except as otherwise required by law or Nth Cycle’s benefit plans in effect as of the date of the Business Combination Agreement, (i) grant any severance, retention, change in control or termination or similar pay, except in the ordinary course of business consistent with past practice, (ii) terminate, adopt, enter into or materially amend any Nth Cycle benefit plan or any plan, policy, practice, program, agreement or other arrangement that would be deemed a Nth Cycle benefit plan if in effect as of the date of the Business Combination Agreement, (iii) materially increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except for such increases to any such individuals made in the ordinary course of business consistent with past practice, (iv) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by Nth Cycle or any of its subsidiaries, (v) hire or engage any new employee or independent contractor if such new employee or independent contractor will receive annual base compensation in excess of $250,000, other than in the ordinary course of business consistent with past practice, (vi) terminate the employment or engagement (other than for cause, death or disability) of any employee or independent contractor with an annual base compensation in excess of $250,000 or (vii) announce, implement or effect a reduction in force, lay-offs, furloughs (other than individual employee terminations permitted under prong (vi));
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other than as required by applicable law, enter into or extend any collective bargaining agreement or similar labor agreement or recognize or certify any labor union, labor organization, or group of employees of Nth Cycle or any of its subsidiaries as the bargaining representative for any employees of Nth Cycle or any of its subsidiaries;
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(i) make, change or rescind any material election relating to taxes, (ii) settle any claim, suit, litigation, proceeding, arbitration, investigation, audit, controversy or other legal proceeding relating to material taxes, (iii) file any amended income tax or other material tax return, (iv) surrender or allow to expire any right to claim a refund of material amounts of taxes, (v) change (or request to change) any method of accounting for tax purposes, (vi) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of income taxes or other material taxes may be issued or in respect of any income tax or other material tax attribute that would give rise to any claim or assessment of taxes of or with respect to Nth Cycle or any of its subsidiaries, (vii) enter into any “closing agreement” as described in Section 7121 of the Code or any other agreement or arrangement with any governmental authority, or (viii) enter into any tax indemnity agreement, tax sharing agreement or tax allocation agreement or similar agreement (excluding customary commercial contracts the primary purpose of which is not the sharing of taxes) with respect to taxes;

•
knowingly take or agree to take any action, or knowingly fail to take or agree to fail to take any action, where such action or failure to act would reasonably be expected to prevent or impede the relevant portions of the transactions contemplated by the Business Combination Agreement from qualifying for their respective intended tax treatments;
•
transfer, sell, assign, license, sublicense, covenant not to assert, subject to a lien (other than a permitted lien), abandon, allow to lapse, transfer or otherwise dispose of, any right, title or interest of Nth Cycle or any of its subsidiaries in or to any intellectual property owned by Nth Cycle or any of its subsidiaries that is material to any of the businesses of Nth Cycle or any of its subsidiaries (other than (x) non-exclusive licenses of owned intellectual property granted in the ordinary course of business consistent with past practice or (y) abandoning, allowing to lapse or otherwise disposing of owned intellectual property registrations or applications that Nth Cycle or its subsidiary (as applicable) , in the exercise of its good faith business judgment, has determined to abandon, allow to lapse or otherwise dispose of), or disclose, divulge, furnish to or make accessible to any person who has not entered into a confidentiality agreement sufficiently protecting the confidentiality thereof any material trade secrets constituting intellectual property owned by Nth Cycle or any of its subsidiaries;
•
fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;
•
terminate or assign any Nth Cycle material contract or enter into any contract that would be a Nth Cycle material contract, in any case outside of the ordinary course of business consistent with past practice or novations of government contracts that are required in connection with the transactions contemplated by the Business Combination Agreement;
•
establish any subsidiary or enter into any new line of business;
•
fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect, or terminate without replacement or amend in a manner materially detrimental to Nth Cycle or any of its subsidiaries, taken as a whole, any material insurance policy insuring Nth Cycle or any of its subsidiaries;
•
make any material change in accounting methods, principles or practices, except to the extent required to comply with U.S. GAAP or changes that are made in accordance with PCAOB standards;
•
waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Business Combination Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, Nth Cycle or any of its subsidiaries or their affiliates) not in excess of $500,000 (individually or in the aggregate);
•
acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets, in each case, outside the ordinary course of business consistent with past practice, except pursuant to any contract in existence as of the date of the Business Combination Agreement which has been disclosed in writing to Kensington;
•
make capital expenditures outside of the ordinary course of business consistent with past practice in excess of $2,500,000 (individually for any project) or $5,000,000 in the aggregate;
•
adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization;
•
voluntarily incur liabilities or obligations (whether absolute, accrued, contingent or otherwise) in excess of $1,000,000 in the aggregate other than pursuant to the terms of a Nth Cycle material contract or Nth Cycle benefit plan, in any case, outside of the ordinary course of business, taking into account the anticipated growth in the businesses of Nth Cycle and its subsidiaries;
•
sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its tangible properties, assets or rights;
•
enter into any written agreement, understanding or arrangement with respect to the voting of equity securities of Nth Cycle, other than the Stockholder Support Agreement;

•
enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any related person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice);
•
(i) limit the right of Nth Cycle or any of its subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person or (ii) grant any exclusive or similar rights to any person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the business of Nth Cycle and its subsidiaries; or
•
authorize or agree to do any of the foregoing actions.

Conduct of Business of Kensington

Kensington has agreed that during the Interim Period, subject to certain specified exceptions, including as set forth on the Disclosure Letter delivered by Kensington pursuant to the Business Combination Agreement, as consented to by Nth Cycle in writing (which consent will not be unreasonably withheld, conditioned or delayed) or as is required by applicable law, it will:

•
conduct its business, in all material respects, in the ordinary course of business,
•
comply in all material respects with all laws applicable to Kensington and its business, assets and employees, and
•
take commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, its business organizations.
•
During the Interim Period, Kensington has also agreed not to, and to cause its subsidiaries not to, subject to certain specified exceptions, including as set forth on the Disclosure Letter delivered by Kensington or as consented to by Nth Cycle in writing (which consent will not be unreasonably withheld, conditioned or delayed) or as required by applicable law:
•
amend, waive or otherwise change, in any respect, its organizational documents, except as required by applicable law (other than in relation to an extension as described in Section 6.03(a) of the Business Combination Agreement);
•
authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such securities;
•
split, subdivide, combine, consolidate, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities other than the Redemption or a conversion of Kensington Class B Shares in accordance with Kensington’s organizational documents;
•
incur, create, assume, prepay or otherwise become liable for any indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any indebtedness, liability or obligation of any person;
•
(i) make, change or rescind any material election relating to taxes, (ii) settle any claim, suit, litigation, proceeding, arbitration, investigation, audit, controversy or other legal proceeding relating to material taxes, (iii) file any amended income tax or other material tax return, (iv) surrender or allow to expire any right to claim a refund of material amounts of taxes, (v) change (or request to change) any method of accounting for tax purposes, (vi) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material taxes may be issued or in respect of any material tax attribute that would give rise to any claim or assessment of taxes of or with respect to Kensington, (vii) enter into any “closing agreement” as described in Section 7121 of the Code or any other agreement or arrangement with any governmental authority, or (viii) enter into any tax indemnity agreement, tax sharing agreement or tax allocation agreement or similar agreement or arrangement (excluding customary commercial Contracts the primary purpose of which is not the sharing of taxes) with respect to taxes;
•
knowingly take or agree to take any action, or knowingly fail to take or agree to fail to take any action, where such action or failure to act could reasonably be expected to prevent or impede the relevant portions of the transactions contemplated by the Business Combination Agreement from qualifying for their respective intended tax treatments;

•
amend, waive or otherwise change the Trust Agreement in any manner adverse to Kensington;
•
terminate, waive or assign any material right under any material contract of Kensington;
•
fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;
•
establish any subsidiary or enter into any new line of business;
•
fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;
•
make any material change in accounting methods, principles or practices, except to the extent required to comply with U.S. GAAP or PCAOB standards;
•
waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Business Combination Agreement or the transactions contemplated thereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, Kensington or its subsidiaries) not in excess of $500,000 (individually or in the aggregate);
•
acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;
•
make capital expenditures;
•
adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
•
except as permitted above, voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate (excluding the incurrence of any expenses) other than pursuant to the terms of a contract in existence as of the date of the Business Combination Agreement or entered into in the ordinary course of business or in accordance with the terms of the Business Combination Agreement after the date of the Business Combination Agreement;
•
sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its tangible properties, assets or rights;
•
(i) enter into, adopt or amend any benefit plan (other than the adoption of the equity incentive plan contemplated by the Business Combination Agreement), or enter into any employment contract or collective bargaining agreement; (ii) hire any employee or any other individual to provide services to Kensington or its affiliates following the Closing; or (iii) grant or establish any form of compensation or benefits to any current or former employee, officer, director, individual independent contractor or other individual service provider of Kensington or any of its affiliates; or
•
authorize or agree to do any of the foregoing actions.

Covenants of Nth Cycle

Pursuant to the Business Combination Agreement, Nth Cycle has agreed, among other things, that:

•
as soon as reasonably practicable following the date of the Business Combination Agreement, but in no event later than September 15, 2026, it will use reasonable best efforts to deliver to Kensington audited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of Nth Cycle and its subsidiaries as of and for the year ended December 31, 2025, and December 31, 2024, together with the auditor’s reports thereon, audited by a PCAOB qualified auditor in accordance with U.S. GAAP and PCAOB standards and which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (collectively, the “Audited Financial Statements”);

•
as soon as reasonably practicable following the date of the Business Combination Agreement, it will (a) deliver to Kensington unaudited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of Nth Cycle and its subsidiaries as of and for the six-month periods ending June 30, 2026 and 2025, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “Updated 1H Financial Statements”) and (b) as soon as reasonably practicable, deliver to Kensington any other audited or unaudited financial statements of Nth Cycle and its subsidiaries that are required by applicable law to be included in the proxy statement/prospectus;
•
while it is in possession of material nonpublic information, it will not purchase or sell any securities of Kensington (unless otherwise explicitly contemplated in the Business Combination Agreement), communicate such information to any third party, take any other action with respect to Kensington in violation of such laws, or cause or encourage any third party to do any of the foregoing;
•
except as set forth on the Company Disclosure Letter, all agreements with Related Persons shall be terminated or settled at or prior to the Closing without further liability to Kensington or Nth Cycle and its subsidiaries, in each case;
•
prior to or concurrent with the Domestication, it will file a certificate of amendment to its certificate of incorporation with the Secretary of State of Delaware changing the Nth Cycle’s corporate name to “Nth Cycle Holdings, Inc.” or another name mutually agreed on by Kensington and Nth Cycle prior to the Domestication; and
•
prior to the Closing, it will cause the Nth Cycle Warrants to be amended so that they are capable of allowing for exercise on a cashless basis in connection with the transactions contemplated by the Business Combination Agreement by their terms.

Covenants of Kensington

Pursuant to the Business Combination Agreement, Kensington has agreed, among other things, to:

•
during the Interim Period, it will keep current all of its public filings with the SEC (after giving effect to all applicable extension periods) and otherwise comply in all material respects with applicable securities laws and will use its commercially reasonable efforts prior to the Closing to maintain the listing of the Kensington Class A Ordinary Shares, the Kensington Units and the Kensington New Units on NYSE; provided, that (i) if Kensington fails to timely file any public filing with the SEC, such failure shall not be a breach of the covenants under the Business Combination Agreement provided such public filing is made before the effectiveness of the registration statement of which this proxy statement/prospectus forms a part or the earlier valid termination of the Business Combination Agreement (even though such filing is late) and such late filing does not have a material adverse impact on the consummation of the Business Combination and (ii) from and after the Closing, the parties intend to list on NYSE only the New Nth Cycle Common Stock and the Kensington Warrants;
•
upon satisfaction or waiver of the conditions to Closing set forth in the Business Combination Agreement and provision of notice thereof to the trustee under the Trust Agreement (which notice Kensington will provide to trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Kensington (a) will cause any documents, opinions and notices required to be delivered to Continental pursuant to the Trust Agreement to be delivered and (b) will use its reasonable best efforts to cause Continental to, and Continental will be obligated to (1) pay as and when due all amounts payable to the Public Shareholders pursuant to the redemption, and (2) pay all remaining amounts then available in the Trust Account to Kensington for immediate use, subject to the Business Combination Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account will terminate, except as otherwise provided therein;
•
unless otherwise approved in writing by Nth Cycle (which approval shall not be unreasonably withheld, conditioned or delayed), Kensington will not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacement of, any of the PIPE Subscription Agreements. Subject to the foregoing, Kensington will use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the PIPE Subscription Agreements on the terms described therein, including using its reasonable best efforts to enforce its rights under the PIPE Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) Kensington the applicable purchase price under each PIPE Investor's applicable PIPE Subscription Agreement in accordance with its terms; provided that in no event shall Kensington or any Merger Sub be obligated to pay any amount or grant any concession to a PIPE Investor in connection with taking any such action except for a concession reasonably requested by Nth Cycle that is contingent upon the Closing and would not result in a failure to meet a PIPE Investment Amount of up to $100,000,000;

•
subject to receipt of the required shareholder approval of the Condition Precedent Proposals, at least one day prior to the Closing, Kensington will, in accordance with applicable law, any applicable rules and regulations of the SEC and NYSE, and Kensington’s organizational documents, as applicable, cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to Kensington and Nth Cycle, together with the Proposed Charter, in each case, in accordance with the provisions thereof and applicable law, (b) completing, making and procuring all those filings required to be made with respect to Cayman Islands law in connection with the Domestication and file with the Cayman Registrar all applicable notices, declarations, affidavits, statements of assets and liabilities, shareholder approvals, undertakings and other documents required to be filed, pay all applicable fees required to be paid and cause the satisfaction of all other conditions to deregistration required to be satisfied, in each case, under section 206 of the Cayman Companies Act, (c) adopting the Proposed Bylaws, and (d) Kensington’s name shall be changed to “Nth Cycle Holdings, Inc.”

Joint Covenants of Nth Cycle and Kensington

In addition, each of Nth Cycle and Kensington has agreed, among other things, as follows:

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Prior to the Closing, Kensington will approve and adopt, subject to the receipt of shareholder approval, an equity incentive plan, to be effective as of the Closing. The equity incentive plan will provide for (i) an initial aggregate share reserve thereunder equal to 10% of the aggregate number of shares of New Nth Cycle Common Stock outstanding as of immediately after the Closing on a fully diluted basis, plus, (ii) on the first day of each calendar year an automatic increase equal to 5% of the aggregate number of shares of New Nth Cycle Common Stock outstanding as of the last day of the immediately preceding calendar year on a fully diluted basis. The equity incentive plan will otherwise be in a form prepared by Nth Cycle and reasonably acceptable to Kensington.
•
During the Interim Period, each of Kensington and Nth Cycle will not, and will cause its respective representatives to not, without the prior written consent of Nth Cycle and Kensington, as applicable, directly or indirectly, (i) solicit, assist, initiate, engage or facilitate the making, submission or announcement of, or knowingly encourage, any acquisition proposal, (ii) furnish any non-public information regarding such party or its affiliates or their respective businesses, operations, assets, liabilities, financial condition, prospects or employees to any person or group (other than a party to the Business Combination Agreement or their respective representatives) in connection with or in response to an acquisition proposal, (iii) engage or participate in discussions or negotiations with any person or group with respect to, or that could reasonably be expected to lead to, an acquisition proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any acquisition proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any acquisition proposal, (vi) release any third person from, or waive any provision of, any confidentiality agreement to which such party is a party, (vii) otherwise knowingly encourage or facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make an alternative transaction or (viii) agree or otherwise commit to enter into or engage in any of the foregoing.
•
During the Interim Period, each will notify the other as promptly as practicable (and in any event within two (2) business days) in writing of the receipt by such party or any of its representatives of (i) any inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any acquisition proposal or any inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could reasonably be expected to result in an acquisition proposal, and (ii) any request for non-public information relating to such party or its affiliates in connection with any acquisition proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Additionally, each of Nth Cycle and Kensington are to keep the other promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each of Nth Cycle and Kensington will, and will cause its representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any person with respect to any acquisition proposal and will, and will direct its representatives to, cease and terminate any such solicitations, discussions or negotiations.
•
During the Interim Period, each will give prompt notice to the other if such party or its affiliates: (i) receives any notice or other communication in writing from any third party (including any governmental authority) alleging (a) that the consent of such third party is or may be required in connection with the transactions contemplated by the Business Combination Agreement or (b) any non-compliance with any law by either Nth Cycle or Kensington or its affiliates; (ii) receives any notice or other communication from any governmental authority in connection with the transactions contemplated by the Business Combination Agreement; or (iii) becomes aware of the commencement or threat, in writing, of any legal proceeding against either Nth Cycle or Kensington or any of its affiliates, or any of their respective properties or assets, or, to the knowledge of such party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such party or of its affiliates with respect to the consummation of the transactions contemplated by the Business Combination Agreement.

•
Subject to the terms and conditions of the Business Combination Agreement, each will use its reasonable best efforts, and will cooperate with the other parties to the Business Combination Agreement, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the Business Combination Agreement (including the receipt of all applicable consents of governmental authorities) and to comply as promptly as practicable with all requirements of governmental authorities applicable to the transactions contemplated by the Business Combination Agreement, including (within ten business days after the date of the Business Combination Agreement) making the filing required by and complying with the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
•
As promptly as practicable after the execution of the Business Combination Agreement and receipt by Kensington of the PCAOB Financial Statements, the Updated 1H Financial Statements and any other audited or unaudited financial statements of Nth Cycle and its subsidiaries that are required by applicable law to be included in the proxy statement/prospectus, (x) Nth Cycle and Kensington will jointly prepare and Kensington will file with the SEC, mutually acceptable materials (such agreement not to be unreasonably withheld, conditioned or delayed by Kensington or Nth Cycle) that shall include the proxy statement to be filed with the SEC and sent to Kensington’s shareholders relating to the extraordinary general meeting, and (y) Kensington will prepare (with Nth Cycle’s and its representatives’ reasonable cooperation) and file with the SEC the registration statement of which this proxy statement/prospectus forms a part in connection with the registration under the Securities Act (A) the shares of New Nth Cycle Common Stock to be issued in exchange for (x) the Kensington Class A Shares and (y) the Kensington Class B Shares, (B) the Kensington Warrants, and (C) the shares of New Nth Cycle Common Stock that constitute the aggregate consideration under the Business Combination Agreement.
•
Each of Nth Cycle and Kensington will use its reasonable best efforts to cause the registration statement of which this proxy statement/prospectus forms a part to comply with the rules and regulations promulgated by the SEC, to have the registration statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the registration statement effective as long as is necessary to consummate the transactions contemplated by the Business Combination Agreement.
•
Each of Nth Cycle and Kensington agree that for a period of six years from the Closing Date, each of them will, and will cause Kensington, Merger Sub and Nth Cycle and its subsidiaries to, maintain in effect the exculpation, indemnification and advancement of expenses provisions in favor of any individual who, at or prior to the Closing, was a director, officer, employee or agent of Kensington, either Merger Sub or any of Nth Cycle’s subsidiaries, as the case may be, or who, at the request of Nth Cycle, Kensington, either Merger Sub or any of Nth Cycle’s subsidiaries, as the case may be, served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise of Kensington’s, either Merger Sub’s and Nth Cycle and its subsidiaries’ respective organizational documents as in effect immediately prior to the Closing Date or in any indemnification agreements of Kensington and Nth Cycle or any of its subsidiaries, on the one hand, with any indemnified party, on the other hand, as in effect immediately prior to the Closing Date or in any indemnification agreements of the Kensington, either Merger Sub or Nth Cycle or any of its subsidiaries, on the one hand, with any indemnified party, on the other hand, as in effect immediately prior to the Closing Date, and the Parties shall, and shall cause the Kensington, Merger Subs and Nth Cycle and its subsidiaries to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any indemnified party; provided, however, that all rights to indemnification or advancement of expenses in respect of any legal proceedings pending or asserted or any claim made within such period shall continue until the disposition of such legal proceedings or resolution of such claim. From and after the Closing Date, Kensington shall cause Nth Cycle and its subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in the Business Combination Agreement without limit as to time.
•
Each of Kensington and Nth Cycle will use its reasonable best efforts to satisfy the conditions of the closing obligations contained in the subscription agreements relating to the Closing PIPE Investments and consummate the transactions contemplated thereby. Additionally, Kensington has agreed to ensure that the aggregate cash proceeds available to the Sponsor and its direct and indirect equityholders and their respective affiliates and “friends and family” introduced by the Sponsor in connection with the PIPE Investment at the Closing are at least $10,000,000 (and the Sponsor has agreed to fund any shortfall in such amount).

Closing Conditions

The consummation of the Business Combination Agreement is conditioned upon the satisfaction or waiver by the applicable parties to the Business Combination Agreement of the conditions set forth below. Therefore, unless these conditions are waived (to the extent they can be waived) by the applicable parties to the Business Combination Agreement, the Business Combination may not be consummated. There can be no assurance that the parties to the Business Combination Agreement would waive any such provisions of the Business Combination Agreement.

Conditions to the Obligations of Each Party

•
The consummation of the Business Combination is conditioned upon the satisfaction or waiver of certain customary closing conditions by each of the parties, including among other things:
o
The approval of each Condition Precedent Proposal will have been obtained.
o
The requisite shareholder approval of the Business Combination Agreement by the stockholders of Nth Cycle shall have been obtained.
o
No governmental authority will have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or order that is then in effect and which has the effect of making the transactions or agreements contemplated by the Business Combination Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by the Business Combination Agreement.
o
The registration statement of which this proxy statement/prospectus forms a part will have been declared effective under the Securities Act by the SEC and will remain effective as of the Closing, and no stop order or similar order suspending the effectiveness of the registration statement will have been issued and be in effect with respect to the registration statement of which this proxy statement/prospectus forms a part and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn.
o
The shares of New Nth Cycle Common Stock to be issued in connection with the Business Combination will be conditionally approved for listing upon the Closing on NYSE or another national securities exchange mutually agreed by Nth Cycle and Kensington.
o
All applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act with respect to the transactions contemplated by the Business Combination Agreement shall have expired or been terminated, and all other consents, waivers and approvals from Governmental Authorities, if any, that are required to consummate the Business Combination, shall have expired, been terminated, been made or been obtained.

Conditions to the Obligations of Nth Cycle

The obligations of Nth Cycle to consummate and effect the Business Combination is subject to the satisfaction or waiver of each of the following additional conditions at or prior to the Closing, any one or more of which may be waived in writing exclusively by Nth Cycle:

•
(i) Kensington’s “fundamental representations” (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Kensington Material Adverse Effect or any similar qualification or exception) shall be true and correct in all material respects, in each case, as of the Closing Date as if made on the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall be true and correct in all material respects at and as of such date); and (ii) each of the representations and warranties of Kensington and the Merger Subs contained in the Business Combination Agreement other than the Kensington’s “fundamental representations” (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Kensington Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Kensington Material Adverse Effect.
•
Kensington will have performed in all material respects all of its respective obligations and complied in all material respects with all of their respective agreements and covenants under the Business Combination Agreement to be performed or complied with by them on or prior to the Closing Date.
•
No Kensington Material Adverse Effect will have occurred with respect to Kensington since the date of the Business Combination Agreement that is continuing and uncured.
•
The Domestication will have been completed as provided in the Business Combination Agreement and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto will have been delivered to Nth Cycle.
•
Kensington will have made appropriate arrangements to have the proceeds remaining in the Trust Account (after giving effect to the Redemption) available to Kensington at the Closing.

•
Kensington will have cash (determined in accordance with the Business Combination Agreement) of at least $75,000,000.
•
Kensington will have delivered to Nth Cycle a certificate, signed by an executive officer of Kensington and dated as of the Closing Date, certifying as to certain matters described in the Business Combination Agreement.
•
Kensington will have delivered, or caused to be delivered, copies of the Registration Rights Agreement and the Lock-Up Agreements, duly executed by Kensington and the Sponsor (as applicable).

Conditions to the Obligations of Kensington, Merger Sub I and Merger Sub II

The obligations of Kensington to consummate and effect the Business Combination is subject to the satisfaction or waiver of each of the following additional conditions at or prior to the Closing, any one or more of which may be waived in writing exclusively by Kensington:

•
(i) Nth Cycle’s “fundamental representations” (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Nth Cycle Material Adverse Effect or any similar qualification or exception) shall be true, correct and complete in all material respects, in each case, as of the Closing Date as if made on the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall be true and correct in all material respects at and as of such date), and (ii) each of the representations and warranties of Nth Cycle contained in the Business Combination Agreement other than Nth Cycle’s “fundamental representations” (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Nth Cycle Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have an Nth Cycle Material Adverse Effect.
•
Nth Cycle will have performed in all material respects all of its obligations and complied in all material respects with all of the agreements and covenants under the Business Combination Agreement to be performed or complied with by it on or prior to the Closing Date.
•
No Company Material Adverse Effect will have occurred with respect to Nth Cycle and its subsidiaries, taken as a whole, since the date of the Business Combination Agreement that is continuing and uncured.
•
Nth Cycle will have delivered to Kensington a certificate, signed by an executive officer of Nth Cycle and dated as of the Closing Date, certifying as to certain matters described in the Business Combination Agreement.
•
Nth Cycle will have delivered to Kensington: (A) a properly completed and duly executed IRS Form W-9 from the Sellers representing the requisite shareholder approval; (B) a copy of the Registration Rights Agreement, duly executed by certain holders of equity of Nth Cycle; (C) a copy of the Seller Lock-Up Agreement, duly executed by each holder of equity of Nth Cycle who will receive, or would receive upon exercise of the Nth Cycle Options or settlement of the Nth Cycle RSUs, at least 2.0% of the aggregate consideration under the Business Combination Agreement and 90% of holders of equity of Nth Cycle who will receive, or would receive upon exercise of the Nth Cycle Options or settlement of the Nth Cycle RSUs, between 0.5% and 2.0% of the aggregate consideration under the Business Combination Agreement; and (D) a certificate on behalf of Nth Cycle in form and substance reasonably satisfactory to Kensington, dated no more than thirty (30) days prior to the Closing Date, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in Nth Cycle is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

Termination; Effectiveness

Nth Cycle and Kensington will be able to terminate the Business Combination Agreement by mutual written consent. Additionally, either Nth Cycle or Kensington would be able to terminate the Business Combination Agreement:

•
by written notice if any of the conditions to the Closing set forth in the Business Combination Agreement have not been satisfied or waived by the Outside Date; provided, however, the right to terminate the Business Combination Agreement will not be available to a party if the breach or violation by such party or its affiliates of any representation, warranty, covenant or obligation under the Business Combination Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; and

•
by written notice if a governmental authority of competent jurisdiction will have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement, and such order or other action has become final and non-appealable; provided, however, that the right to terminate the Business Combination Agreement will not be available to either Nth Cycle or Kensington if the failure by it or its affiliates to comply with any provision of the Business Combination Agreement has been a substantial cause of, or substantially resulted in, such action by such governmental authority;

Nth Cycle would be able to terminate the Business Combination Agreement:

•
if the Kensington Board modifies its recommendation that shareholders vote “FOR” each of the Condition Precedent Proposals;
•
if (i) there has been a breach by Kensington of any of its representations, warranties, covenants or agreements contained in the Business Combination Agreement, or if any representation or warranty of Kensington will have become untrue or inaccurate, in any case, which would result in a failure of certain specified conditions set forth in the Business Combination Agreement to be satisfied and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) 20 days after written notice of such breach or inaccuracy is provided to Kensington or (B) the Outside Date; provided, that Nth Cycle will not have the right to terminate the Business Combination Agreement pursuant to the Business Combination Agreement if at such time Nth Cycle is in material uncured breach of the Business Combination Agreement; and
•
if (i) all the conditions precedent to the obligation of Nth Cycle to consummate and effect the Business Combination set forth in the Business Combination Agreement have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination) (ii) Kensington fails to consummate the Business Combination on or prior to the day when the Closing is required to occur pursuant to the Business Combination Agreement, (iii) Nth Cycle shall have irrevocably confirmed in writing to Kensington that it is ready, willing and able to consummate the Closing and (iv) Kensington fails to effect the Closing within five (5) business days following delivery of such confirmation.

Kensington would be able to terminate the Business Combination Agreement:

•
if (i) there has been a breach by Nth Cycle of any of its representations, warranties, covenants or agreements contained in the Business Combination Agreement, or if any representation or warranty of such parties will have become untrue or inaccurate, in any case, which would result in a failure of certain specified conditions set forth in the Business Combination Agreement to be satisfied (treating the Closing Date for such purposes as the date of the Business Combination Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) 20 days after written notice of such breach or inaccuracy is provided to Nth Cycle or (B) the Outside Date; provided, that Kensington will not have the right to terminate the Business Combination Agreement pursuant to the Business Combination Agreement if at such time Kensington is in material uncured breach of the Business Combination Agreement; and
•
if (i) all the conditions to the obligation of Kensington to consummate and effect the Business Combination set forth in the Business Combination Agreement have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination), (ii) Nth Cycle fails to consummate the Business Combination on or prior to the day when the Closing is required to occur pursuant to the Business Combination Agreement, (iii) Kensington shall have irrevocably confirmed in writing to Nth Cycle that it is ready, willing and able to consummate the Closing and (iv) Nth Cycle fails to effect the Closing within five (5) Business Days following delivery of such confirmation.

Waiver and Amendments

At any time prior to Closing, any party to the Business Combination Agreement may, by approval by their respective board of directors or other officers or persons duly authorized (a) extend the time for the performance of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties (of the other party hereto) that are contained in the Business Combination Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in the Business Combination Agreement. The Business Combination Agreement may be amended, supplemented or modified only by execution of a written instrument signed by Kensington and Nth Cycle.

Specific Performance

Kensington and Nth Cycle agree that they are entitled to seek an injunction or restraining order to prevent breaches and to specific enforcement of the terms and provisions of the Business Combination Agreement, without the requirement to post any bond or other security or to prove that money damages would be inadequate, in addition to any other right or remedy to which any party is entitled under the Business Combination Agreement, at law or equity.

Related Agreements

Registration Rights Agreement

At the Closing, New Nth Cycle, the Sponsor, certain Nth Cycle Stockholders and other parties thereto will enter into the Registration Rights Agreements, pursuant to which, among other things, the Sponsor, certain Nth Cycle Stockholders and other parties thereto will be granted certain customary registration rights, on the terms and subject to the conditions therein, with respect to securities of New Nth Cycle that they will hold following the Business Combination.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Kensington entered into the Sponsor Support Agreement with Nth Cycle and the Sponsor, pursuant to which the Sponsor agreed to, among other things, (i) vote in favor of adoption of the Transaction Proposals, (ii) vote against any Alternative Transaction (as defined in the Business Combination Agreement) and any merger agreement or merger other than the Transaction Proposals, the Business Combination Agreement and the Business Combination; (iii) vote against any change in the business, management, or board of directors of Kensington (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or ancillary agreements) and (iv) vote against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Kensington under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Restricted Holder contained in the Sponsor Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Kensington.

In addition, pursuant to the Sponsor Support Agreement, the Sponsor agreed to waive, subject to the consummation of the Business Combination, any and all anti-dilution rights with respect to the rate that the Cayman Class B Shares convert into the Cayman Class A Shares in connection with the transactions contemplated by the Business Combination Agreement.

Stockholder Voting and Support Agreement

Concurrently with the execution of the Business Combination Agreement, Kensington, Nth Cycle and certain of the Nth Cycle Stockholders entered into the Stockholder Voting and Support Agreement, pursuant to which those Nth Cycle Stockholders have agreed to, among other things, vote (or act by written consent) (a) to approve the Business Combination Agreement and the consummation of the Business Combination; (b) against any Alternative Transaction or any proposal relating to an Alternative Transaction; (c) against any merger agreement or merger (other than the Business Combination Agreement and the Business Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Nth Cycle; (d) against any change in the business or board of directors of Nth Cycle (other than pursuant to the Business Combination Agreement or the Ancillary Documents (as defined in the Business Combination Agreement)); (e) against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Stockholder Voting and Support Agreement, the Business Combination Agreement or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Nth Cycle under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such member contained in the Stockholder Voting and Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Nth Cycle and (f) to convert all outstanding shares of preferred stock of Nth Cycle into Nth Cycle Common Stock as of immediately prior to the Effective Time, conditioned upon and subject to the closing of the Business Combination, in accordance with the organizational documents of Nth Cycle.

Pursuant to the Stockholder Voting and Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Nth Cycle, no Nth Cycle Stockholder shall (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities (as defined in the Stockholder Voting and Support Agreement), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities without the prior written consent of Nth Cycle and Kensington, unless such transfer is deemed a Permitted Transfer (as defined in the Stockholder Voting and Support Agreement).

In addition, pursuant to the Stockholder Voting and Support Agreement, each Nth Cycle Stockholder has agreed not to commence, join in, facilitate, assist or encourage, and has agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Kensington, Nth Cycle or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Stockholder Voting and Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Stockholder Voting and Support Agreement, the Business Combination Agreement or the Business Combination. Each Nth Cycle Stockholder has also waived and agreed not to exercise any rights of appraisal or rights to dissent from the Business Combination that they may have in respect of the Subject Securities.

Sponsor Lock-Up Agreement

At the Closing, the Sponsor and New Nth Cycle will enter into the Sponsor Lock-Up Agreement, pursuant to which the Sponsor and its permitted assigns will, among other things, agree, with respect to the Sponsor Lock-Up Shares, prior to the date that is one year after the Closing Date (or, if sooner, prior to the date commencing at least 150 days after the Closing Date on which the last reported sales price of the New Nth Cycle Common Stock equals or exceeds $12.00 per share for any 20 trading days within a 30-trading day period), (i) sell, pledge, grant any option to purchase or otherwise dispose of any Sponsor Lock-Up Shares, (ii) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Shares or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii), provided, that in no event will such prohibitions on transfer lapse prior to the date that is 180 days after the Closing Date. The Sponsor Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

Additionally, pursuant to the Sponsor Lock-Up Agreement, the Sponsor has agreed that it and its permitted transferees (as described in the preceding paragraph) will forfeit an aggregate of (i) up to an aggregate of 2,439,643 shares of New Nth Cycle Common Stock based on the number of shares of New Nth Cycle Common Stock that are redeemed in the Business Combination (so that no shares will be forfeited by the Sponsor and its permitted transferee if there are no redemptions and all such shares will be forfeited if all of the 23,000,000 “public” shares are redeemed), and (ii) an aggregate of 4,928,571 shares of New Nth Cycle Common Stock unless, within 7 years after the Closing Date, there is either a Change of Control (as defined in the Sponsor Lock-Up Agreement) or the last reported sales price of the New Nth Cycle Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period.

Nth Cycle Lock-Up Agreement

At the Closing, New Nth Cycle and the Lock-Up Holders will enter into the Nth Cycle Lock-Up Agreement, pursuant to which the Lock-Up Holders will, among other things, agree not to, prior to the earlier of (x) the date that is 180 days after the Closing Date, and (y) with respect to one-half of the shares of New Nth Cycle Common Stock owned by each Lock-Up Holder, if sooner than the date that is 180 days after the Closing Date, the date commencing at least 90 days after the Closing Date on which the last reported sales price of the New Nth Cycle Common Stock equals or exceeds $12.00 per share for any 20 trading days within a 30-trading day period, (i) sell, pledge, grant any option to purchase or otherwise dispose of the Lock-Up Shares, (ii) enter into any swap or other transfer arrangement in respect of any Lock-Up Shares or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii). The Nth Cycle Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

PIPE Investment

In connection with the transactions contemplated by the Business Combination Agreement, on July 21, 2026, Kensington entered into the SPAs with the PIPE Investors. Pursuant to the SPAs, the PIPE Investors have agreed, among other things, to purchase, at Closing, 4,000,000 shares of New Nth Cycle Common Stock at $10.00 per share for an aggregate purchase price of $40,000,000.

The SPAs include customary representations and warranties from Kensington and the PIPE Investors and are subject to customary closing conditions. The SPAs also include customary covenants and agreements related to transfer restrictions, SEC reports, material non-public information and indemnification.

Pursuant to the SPAs, New Nth Cycle has agreed to certain obligations to register and maintain the registration of the shares of New Nth Cycle Common Stock to be issued to the PIPE Investors, including that, within 30 calendar days after the Closing Date, New Nth Cycle will file with the SEC (at New Nth Cycle’s sole cost and expense) a registration statement registering the resale of the shares of New Nth Cycle Common Stock to be issued to the PIPE Investors, and New Nth Cycle shall use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, as further described in the SPAs.

Transfer Restrictions

The Business Combination Agreement contemplates that, at the Closing, New Nth Cycle and the Sponsor will enter into a Sponsor Lock-Up Agreement, and New Nth Cycle and the Lock-Up Holders will enter into the Nth Cycle Lock-Up Agreement (together with the Sponsor Lock-Up Agreement, the “Lock-Up Agreements”), pursuant to which the parties thereto will agree to restrictions on transfer with respect to their shares of New Nth Cycle Common Stock. An aggregate of Sponsor Lock-Up Shares and approximately Lock-Up Shares are anticipated to be subject to such transfer restrictions, representing approximately _________% and % respectively, of the total issued and outstanding shares of New Nth Cycle Common Stock following the Business Combination, in the case of the Interim Redemption Scenario. The Lock-Up Agreements will supersede the lock-up provisions set forth in the Letter Agreement, which provisions will be of no further force or effect as of the Closing.

The transfer restrictions contained in the Lock-Up Agreements are summarized in the table below:

Subject Securities (No Redemption Scenario)	Lock-Up Party Natural Persons and Entities Subject to Restrictions	Lock-Up Period	Exceptions to Transfer Restrictions

9,857,142 shares of New Nth Cycle Common Stock, to be issued to the Sponsor upon conversion of 9,857,142 Kensington Class A Shares the Sponsor received upon conversion of 9,857,142 Founder Shares in connection with the Closing.

Sponsor

The earlier of (x) 12 months after the consummation of the Business Combination and (y) the date, commencing at least 150 days after the Closing Date, on which the last reported sales price of the New Nth Cycle Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period.

Transfers to Permitted Transferees(1)
New Nth Cycle Common Stock held immediately after the Closing (other than shares acquired in the public market after the Closing).	Lock-Up Holders

The earlier of (x) 180 days after the consummation of the Business Combination and (y) with respect to one-half of the Lock-Up Shares held by each Lock-Up Holder, if sooner, the date commencing at least 90 days after the Closing Date on which the last reported sales price of the New Nth Cycle Common Stock equals or exceeds $12.00 per share for any 20 trading days within a 30-trading day period.

Transfers to Permitted Transferees(2)

(1)
The lock-up restrictions will not apply to: (a) transfers of any securities other than the Sponsor Lock-Up Shares or any other equity security of New Nth Cycle issued or issuable with respect to the Sponsor Lock-Up Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; (b) transfers to New Nth Cycle’s officers or directors, any Affiliate (as defined therein) or family member of any of New Nth Cycle’s officers or directors, any members or partners of the Sponsor or their Affiliates, any affiliates of the Sponsor, or any employees of such Affiliates; (c) in the case of an individual, transfers to any Affiliates or family members of the holder of Sponsor Lock-Up Shares; (d) transfers to any investment funds or vehicles controlled or managed by the holder of Sponsor Lock-Up Shares or any of its Affiliates; (e) transfers by gift to a trust or to a charitable organization; (f) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of such individual; (g) in the case of an individual, transfers pursuant to a qualified domestic relations order; (h) in the case of an individual, transfers to a partnership, limited liability company or other entity of which the holder of the Sponsor Lock-Up Shares and/or the Affiliates or family members of the holder of Sponsor Lock-Up Shares are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (i) transfers to a nominee or custodian; (j) transfers in connection with any legal, regulatory or other order; (k) in the case of an entity that is a trust, transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (l) in the case of an entity, transfers as part of a distribution to members, partners, shareholders or equityholders of the holder of the Lock-Up Shares; (m) in the case of an entity, transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (n) the exercise of stock options to purchase shares of New Nth Cycle Common Stock or the vesting of stock awards relating to shares of New Nth Cycle Common Stock and any related transfer of shares of New Nth Cycle Common Stock in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or (y) for the purpose of paying the exercise price of such options or for paying taxes due as a result of the exercise of such options, the vesting of such options or stock awards, or as a result of the vesting of such shares of New Nth Cycle Common Stock, it being understood that all shares of New Nth Cycle Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of the Sponsor Lock-Up Agreement during the applicable lock-up period; (o) transfers to New Nth Cycle pursuant to any contractual arrangement in effect upon the consummation of the Business Combination that provides for the repurchase by New Nth Cycle or forfeiture of New Nth Cycle Common Stock or other securities convertible into, or exercisable, redeemable or exchangeable for, New Nth Cycle Common Stock in connection with the termination of the holder of the Sponsor Lock-Up Shares’ service to New Nth Cycle; (p) the entry, by holder of the Sponsor Lock-Up Shares, at any time after the consummation of the Business Combination, of any trading plan providing for the sale of shares of New Nth Cycle Common Stock by the holder of the Lock-Up Shares, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any shares of New Nth Cycle Common Stock during the applicable lock-up period and no public announcement or filing is voluntarily made or required regarding such plan during the applicable lock-up period; (q) transfers in the event of the completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the New Nth Cycle stockholders having the right to exchange their shares of New Nth Cycle Common Stock for cash, securities or other property; and (r) transfers to satisfy any U.S. federal, state, or local income tax obligations of a holder of Sponsor Lock-Up Shares (or its direct or indirect owners) arising from such holder’s ownership (including prior to or after the Business Combination Agreement) of the Sponsor Lock-Up Shares or any interest in New Nth Cycle, in each case solely and to the extent necessary to cover any tax liability as a direct result of such ownership of the Sponsor Lock-Up Shares or any interest in New Nth Cycle.
(2)
The lock-up restrictions will not apply to: (a) transfers of any securities other than (i) the Lock-Up Shares and (ii) any other equity security of New Nth Cycle issued or issuable with respect to the Lock-Up Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; (b) in the case of an individual, transfers to any Affiliates (as defined therein) or family members of the holder of Lock-Up Shares; (c) transfers to any investment funds or vehicles controlled or managed by the holder of Lock-Up Shares or any of its Affiliates; (d) transfers by gift to a trust, the beneficiary of which is a Person to whom a Transfer would be permitted under (a), or to a charitable organization; (e) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of such individual; (f) in the case of an individual, transfers pursuant to a qualified domestic relations order; (g) in the case of an individual, transfers to a partnership, limited liability company or other entity of which the holder of Lock-Up Shares and/or the Affiliates or family members of the holder of Lock-Up Shares are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (h) transfers to a nominee or custodian of a person to whom a transfer would be permitted under (a); (i) transfers in connection with any legal, regulatory or other order; (j) in the case of an entity that is a trust, transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (k) in the case of an entity, transfers as part of a distribution to members, partners, shareholders or equityholders of the holder of Lock-Up Shares; (l) in the case of an entity, transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (m) the exercise of stock options or warrants to purchase shares of New Nth Cycle Common Stock or the vesting of stock awards relating to shares of New Nth Cycle Common Stock and any related transfer of shares of New Nth Cycle Common Stock in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (y) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options or stock awards, or as a result of the vesting of such shares of New Nth Cycle Common Stock, it being understood that all shares of New Nth Cycle Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of the Nth Cycle Lock-Up Agreement during the lock-up period; (n) transfers to New Nth Cycle pursuant to any contractual arrangement in effect upon the consummation of the Business Combination that provides for the repurchase by New Nth Cycle or forfeiture of New Nth Cycle Common Stock or other securities convertible into, or exercisable, redeemable or exchangeable for, New Nth Cycle Common Stock in connection with the termination of the holder of Lock-Up Shares’ service to New Nth Cycle; (o) the entry, by the holder of Lock-Up Shares, at any time after the consummation of the Business Combination, of any trading plan providing for the sale of shares of New Nth Cycle Common Stock by the holder of Lock-Up Shares, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any shares of New Nth Cycle Common Stock during the lock-up period and no public announcement or filing is voluntarily made or required regarding such plan during the lock-up period; (p) transfers in the event of the completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of New Nth Cycle’s securityholders having the right to exchange their shares of Common Stock for cash, securities or other property; and (q) transfers to satisfy any U.S. federal, state, or local income tax obligations of a holder of Lock-Up Shares (or its direct or indirect owners) arising from such holder of Lock-Up Shares’ ownership (including prior to and after the Business Combination) of the Lock-Up Shares or any interests in Nth Cycle, in each case solely and to the extent necessary to cover any tax liability as a direct result of such ownership of the Lock-Up Shares or any interests in Nth Cycle.

Background of the Business Combination

The terms of the Business Combination Agreement are the result of arm’s-length negotiations between representatives of Kensington and Nth Cycle. The following is a brief discussion of the background of these negotiations, the Business Combination Agreement and related transactions.

Kensington was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

On March 5, 2026, Kensington completed its IPO of 23,000,000 Kensington Original Units (including 3,000,000 Kensington Original Units issued as a result of the underwriters’ exercise in full of their over-allotment option), at a price of $10.00 per unit, generating gross proceeds of $230 million (before underwriting discounts and commissions and offering expenses). Each Kensington Original Unit consisted of one Kensington Class A Share, one-quarter of one Kensington Class 1 Warrant and three-quarters of one Kensington Class 2 Warrant. Each whole Kensington Class 1 Warrant and each whole Kensington Class 2 Warrant entitles the holder thereof to purchase one Kensington Class A Share at a price of $11.50 per share, subject to certain adjustments, and only whole warrants are exercisable. Simultaneously with the closing of the IPO (including the exercise in full of the underwriters’ over-allotment option), (i) Kensington completed the private sale of an aggregate of 11,533,333 Private Placement Warrants at a price of $0.43 per warrant, or $5,000,000 in the aggregate, to the Sponsor and (ii) the underwriters used a portion of their underwriting discount and commissions to purchase an aggregate of 3,066,667 Private Placement Warrants at a price of $0.75 per warrant, or $2,300,000 in the aggregate, resulting in a combined issuance of 14,600,000 Private Placement Warrants to the Sponsor and the underwriters in the private placement. In connection with Kensington’s IPO, Cohen & Company Capital Markets acted as the lead book-running manager and representative of the underwriters, Drexel Hamilton acted as co-manager, and Hughes Hubbard & Reed LLP (“Hughes Hubbard”) acted as legal advisor. An aggregate amount of up to approximately $9.2 million will be payable to the underwriters as deferred underwriting commissions in connection with their roles as underwriters, solely in the event that Kensington completes an initial business combination, subject to the terms of the underwriting agreement, including reductions on account of redemptions in connection with Kensington's initial business combination.

Prior to the consummation of the IPO, neither Kensington, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with Kensington.

After the IPO was consummated on March 5, 2026, Kensington began contacting its prioritized targets.

The entry into the Business Combination Agreement with Nth Cycle is a result of an extensive search for a potential transaction. Kensington initially identified 542 companies that met its acquisition criteria, and following the consummation of the IPO, further refined that list to 106 companies, each of whom Kensington contacted and 26 of whom responded to the outreach. Of the 26 companies from whom Kensington received feedback, it submitted draft letters of intent to three of them, one of which was Nth Cycle. Kensington did not pursue a transaction with the other 25 companies for a variety of reasons, including (without limitation), their failure to provide sufficient information to enable Kensington to complete its initial analysis and Kensington’s determination that they were not ready to be a public company in the United States. Kensington management ultimately determined that the value proposition offered by Nth Cycle resulted in a superior potential transaction for Kensington’s shareholders.

The Business Combination with Nth Cycle is the result of a collaborative sourcing effort led by Kensington through its management team, consisting of Justin Mirro, Dieter Zetsche, Robert Remenar, Simon Boag and Daniel Huber, Kensington’s Chairman and Chief Executive Officer, Vice Chairman and President, Chief Operating Officer, Chief Technology Officer and Chief Financial Officer, respectively.

On March 13, 2026, Kensington held its first post-IPO meeting via videoconference with its management team and the Kensington Board to provide an update on the acquisition process.

On each of March 20, 2026, April 3, 2026, April 10, 2026, April 24, 2026 and May 8, 2026, Kensington held videoconference calls with its management team and the Kensington Board, and the management team provided an update on the acquisition process. Kensington first contacted Nth Cycle about a possible business combination on May 1, 2026. That same day, Nth Cycle engaged Cantor Fitzgerald & Co. as its financial advisor in connection with a potential business combination transaction.

On May 2, 2026, Kensington and Nth Cycle entered into a non-disclosure agreement (the “Non-Disclosure Agreement”). After the Non-Disclosure Agreement was executed, Nth Cycle began providing preliminary confidential information to Kensington regarding its business operations, including by providing access to materials via a virtual data room.

On May 7, 2026, the Kensington management team first met with Nth Cycle management.

On May 14, 2026, Kensington sent Nth Cycle a draft letter of intent, which contemplated, subject to further due diligence, an indicative pro forma equity market capitalization for New Nth Cycle post-transaction of approximately $879 million, with a pre-money valuation for Nth Cycle of $500 million, a PIPE investment of a minimum of $100 million with incremental warrant coverage, one Kensington designee sitting on the New Nth Cycle Board, and an exclusivity period of approximately 130 days. The letter of intent also contemplated a 180-day lock-up period, on customary terms, applicable to officers, directors, and holders of 5% or more of the outstanding shares of both Nth Cycle and Kensington, and provided that 75% of Sponsor’s post-transaction New Nth Cycle Common Stock would be subject to vesting based on the percentage of redemptions from the Trust Account at Closing and the performance of New Nth Cycle Common Stock post-Closing.

On May 15, 2026, Kensington held videoconference calls with its management team and the Kensington Board, and the management team provided an update on the acquisition process, including the recent meetings with Nth Cycle and the terms of the letter of intent with Nth Cycle.

Following the submission of the initial draft letter of intent, various meetings via teleconference were held among Megan O’Connor, Chief Executive Officer of Nth Cycle, Raffi Freeman, Chief Financial Officer of Nth Cycle, and Messrs. Mirro and Huber to discuss Nth Cycle’s feedback on the initial draft non-binding letter of intent. On May 18, 2026, Nth Cycle delivered a revised draft letter of intent, which introduced, among other things, (i) an earnout for Nth Cycle stockholders of 10 million shares of New Nth Cycle Common Stock upon such shares trading above $15.00 per share for an agreed-to-period post-Closing and an additional 10 million shares of New Nth Cycle Common Stock issuable upon achievement of a commercial metric, (ii) a minimum cash condition of $150 million, (iii) a post-closing equity incentive plan equal to 12% of New Nth Cycle’s fully-diluted outstanding Common Stock immediately after the Closing, and a 5% annual evergreen, (iv) certain revisions to the lock-up provisions, including the potential for early release if certain pricing metrics are satisfied, and (v) mutual exclusivity between Kensington and Nth Cycle for 45 days.

On May 19, 2026, Kensington delivered a revised draft letter of intent to Nth Cycle, which, among other things decreased the proposed minimum cash condition from $150 million to $100 million and stipulated that the size of the post-closing equity incentive plan would be subject to further advice from an independent compensation consultant. The parties continued to negotiate the terms of the LOI over the following day, including by agreeing to reduce the post-closing equity incentive plan from 12% to 10% of New Nth Cycle’s fully-diluted outstanding Common Stock immediately after the Closing and remove incremental warrant coverage from the PIPE.

On May 20, 2026, Kensington and Nth Cycle executed the letter of intent (the “LOI”) on substantially the same terms as described above.

During the weeks following the execution of the LOI until the approval of the Business Combination Agreement, the Kensington management team and Hughes Hubbard conducted extensive due diligence on Nth Cycle’s business, including through regular meetings with Nth Cycle management. In addition, following the execution of the LOI, the attorneys for Kensington, which in addition to Hughes Hubbard included Maples and Calder (Cayman) LLP in the Cayman Islands, and the attorneys for Nth Cycle, which in addition to Latham & Watkins LLP (“Latham”), included Conyers Dill & Pearman LLP in the Cayman Islands, had several calls to discuss transaction structure and the documentation required in connection therewith.

On June 3 and 4, 2026, certain members of the Kensington Board and management team visited Nth Cycle’s headquarters in Burlington, Massachusetts to conduct diligence and further discuss the proposed transaction.

On June 8, 2026, Kensington engaged Cohen & Company Capital Markets as a placement agent in connection with the PIPE, and on June 9, 2026, Kensington engaged Drexel Hamilton as a placement agent in connection with the PIPE.

Beginning on June 11, 2026, representatives of Cohen & Company Capital Markets and Drexel Hamilton began contacting potential PIPE Investors who were not already subject to an obligation of confidentiality to Kensington, each of whom agreed to maintain the confidentiality of the information received pursuant to customary non-disclosure agreements, to discuss Nth Cycle’s business, the proposed Business Combination and the PIPE Investment and to determine such investors’ potential interest in participating in the PIPE Investment, with an initial target of securing a minimum of $100 million in PIPE commitments. During the following weeks, representatives of Kensington and Nth Cycle and Cohen & Company Capital Markets and Drexel Hamilton (in their capacity as Kensington’s placement agents) participated in various virtual meetings with prospective participants in the PIPE Investment.

On June 12, 2026, Kensington held a videoconference with its management team and the Kensington Board, and the management team provided an update on the status of discussion with, and diligence of, Nth Cycle. Later in the day, Hughes Hubbard sent an initial draft of the proposed Business Combination Agreement to Nth Cycle, substantially based on the terms of the LOI, except that the draft (i) included audit mechanics with respect to the conversion of Nth Cycle equity into equity of New Nth Cycle and (ii) did not include a minimum cash condition.

On June 17, 2026, Hughes Hubbard sent Latham an initial draft of the PIPE Subscription Agreement to be entered into among Kensington, Nth Cycle and each PIPE Investor, pursuant to which each PIPE Investor would agree to purchase shares of New Nth Cycle Common Stock at $10.00 per share, and each such purchase would be consummated substantially concurrently with the closing of the Business Combination, subject to the terms and conditions set forth therein.

Also on June 17, 2026, Latham, at the direction of Nth Cycle, sent Hughes Hubbard an initial draft of the Sponsor Support Agreement, the Stockholder Voting and Support Agreement and the Lock-Up Agreements, with principal terms substantially based on the LOI.

On June 18, 2026, certain members of the Kensington Board and management team again visited Nth Cycle’s headquarters in Burlington, Massachusetts to conduct diligence and further discuss the proposed transaction.

On June 19 and July 10, 2026, Kensington held a videoconference with its management team and the Kensington Board, and the management team provided an update on the status of discussion with, and diligence of, Nth Cycle.

On June 23, 2026, Latham, at the direction of Nth Cycle, sent Hughes Hubbard an initial draft of the Amended and Restated Registration Rights Agreement. Also on June 23, 2026, Hughes Hubbard sent Latham revised drafts of the Lock-Up Agreements. Among other things, the revised draft of the Nth Cycle Lock-Up Agreement provided that only one-half of the applicable securities would be released upon satisfaction of the early release trigger, with the remaining one-half continuing to be locked up through the full six-month period. The revised draft of the Sponsor Lock-Up and Vesting Agreement also extended the outside date of the lock-up period from six months to one year after the consummation of the Business Combination. Both revised drafts lowered the trading price early release trigger from $12.50 per share to $12.00 per share, consistent with the Sponsor’s existing letter agreement. In the following weeks, the parties finalized the final forms of Lock-Up Agreements, substantially on the terms set forth above.

On June 24, 2026, Latham, at the direction of Nth Cycle, sent Hughes Hubbard a revised draft of the Business Combination Agreement, which, among other things, (i) revised certain audit mechanics with respect to the conversion of Nth Cycle equity into equity of New Nth Cycle, (ii) revised the standard by which certain representations and warranties would be evaluated at Closing, (iii) included a minimum PIPE commitment from Sponsor of $10 million, (iv) reinstated a $100 million minimum cash condition, and (v) proposed a number of Company-favorable revisions across the representations, warranties and covenants and the definition of “Company Material Adverse Effect.” Over the course of the following weeks, the parties held a number of additional calls and negotiated the terms and conditions of the Business Combination Agreement.

On June 29, 2026, Hughes Hubbard sent the placement agents’ outside legal counsel the latest draft of the PIPE Subscription Agreement. Following negotiations among Hughes Hubbard, Latham and the placement agents’ outside legal counsel, the form of PIPE Subscription Agreement was made available to the prospective PIPE Investors.

Following discussions between representatives of Kensington and Nth Cycle, during the week of June 29, 2026, the parties agreed to reduce the minimum cash condition from $100 million to $75 million.

On June 30, 2026, Latham, at the direction of Nth Cycle, sent Hughes Hubbard an initial draft of the Proposed Charter and the Proposed Bylaws. In the following weeks, the parties negotiated certain terms and conditions of these and the other ancillary agreements and documents.

On July 6, 2026, representatives of Nth Cycle and Kensington held various calls to discuss the Nth Cycle stockholders who would be subject to a Lock-up Agreement. Following discussion over the ensuing days, the parties ultimately agreed that the following parties would execute the Lock-up Agreement: (i) all directors and officers of Nth Cycle (and their Affiliates); (ii) 100% of holders owning 2% or more of Nth Cycle Common Stock, and (iii) 90% of holders owning between 0.5% and 2% of Nth Cycle Common Stock, in each case calculated on a fully diluted basis.

On July 17, 2026, the Kensington Board met via videoconference. Also present were members of the management team and a representative of Hughes Hubbard. At the meeting, Hughes Hubbard reviewed the terms of the Business Combination Agreement and related agreements with the Kensington Board. The Kensington Board also discussed the valuation ascribed to Nth Cycle in the proposed transaction.

On July 21, 2026, the Kensington Board met via videoconference. Also present were members of the management team and a representative of Hughes Hubbard. At the meeting, Hughes Hubbard reviewed the changes to the terms of the Business Combination Agreement and related agreements since the Kensington Board had last met. Hughes Hubbard also reviewed with the Kensington Board its fiduciary duties in connection with its consideration and approval of the Business Combination Agreement and the Business Combination. The Kensington Board also discussed the valuation ascribed to Nth Cycle in the proposed transaction and concluded that the fair market value of Nth Cycle was equal to at least 80% of the funds held in the Trust Account. In making such determination, the Kensington Board considered, among other things, the implied valuation of Nth Cycle based on the market valuation of comparable companies (as discussed below under “— The Kensington Board’s Reasons for the Approval of the Business Combination — Attractive

Market Valuation of Comparable Companies”). The Kensington Board unanimously approved the Business Combination Agreement, the PIPE Subscription Agreements and related documents and agreements and recommended approval of the Business Combination Agreement to Kensington’s shareholders.

On July 21, 2026, the Business Combination Agreement was executed. Concurrent with the execution of the Business Combination Agreement, the applicable parties executed the Sponsor Support Agreement, the Stockholder Voting and Support Agreement and the PIPE Subscription Agreements.

Prior to the market open on July 22, 2026, Kensington and Nth Cycle issued a joint press release announcing the execution of the Business Combination Agreement, which was filed as an exhibit to a Current Report on Form 8-K along with an investor presentation prepared by members of Kensington’s and Nth Cycle’s management team and used in connection with meetings with the PIPE Investors, the Business Combination Agreement, the Sponsor Support Agreement, the Stockholder Voting and Support Agreement, the form of Lock-Up Agreements, the form of Amended and Restated Registration Rights Agreement and the form of PIPE Subscription Agreement.

The Kensington Board’s Reasons for the Approval of the Business Combination

On July 21, 2026, the Kensington Board unanimously (i) approved the Business Combination Agreement and the other Transaction Documents to be entered into by Kensington and the Business Combination contemplated thereby and (ii) determined that the Business Combination is in the best interests of Kensington. The Kensington Board also recommended that the shareholders of Kensington approve and adopt the Business Combination Agreement and the transactions contemplated thereby and the other proposals to be presented at the extraordinary general meeting.

In evaluating the Business Combination, and before making these determinations and recommendations, the Kensington Board consulted with its management team and legal counsel and considered a variety of factors. In light of the complexity of those factors, the Kensington Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Different individual members of the Kensington Board may have given different weight to different factors in their evaluation of the Business Combination.

This explanation of Kensington’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

In approving the Business Combination, the Kensington Board determined not to obtain a fairness opinion. The officers and directors of Kensington have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries, including the automotive sector, and concluded that their experience and background enabled them to make the necessary analyses and determinations regarding the Business Combination.

The Kensington Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following:

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Due Diligence. Kensington’s management and the Kensington Board conducted due diligence examinations of Nth Cycle and discussions with Nth Cycle’s management and Kensington’s legal advisors concerning Kensington’s due diligence examination of Nth Cycle;
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Attractive Market Valuation of Comparable Companies. Kensington’s management and the Kensington Board believe that the valuation of Nth Cycle represents attractive entry relative to MP Materials and USA Rare Earth, which Kensington’s management and the Kensington Board believe are comparable, considering that pro forma enterprise value is lower than that of these two companies as of June 2026 (the “Comparable Companies”);
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Management Team. Kensington’s management and the Kensington Board believe that Nth Cycle has a strong management team, which is expected to remain with Nth Cycle to seek to execute the strategic and growth goals of the combined business;
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Other Alternatives. The Kensington Board believes, after a thorough review of other business combination opportunities reasonably available to Kensington, that the proposed Business Combination represents the best potential business combination for Kensington and the most attractive opportunity for Kensington based upon the process utilized to evaluate and assess other potential combination targets, and the Kensington Board’s belief that such process has not presented a better alternative; and
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Negotiated Transaction. The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between Kensington and Nth Cycle.

The Kensington Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination including, but not limited to, the following (which are not weighted or in any order of significance):

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Macroeconomic Risks. Macroeconomic uncertainty and the effects it could have on the revenues of the combined business;
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Redemption Risk. The potential that a significant number of Kensington shareholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the Cayman Constitutional Documents, which would potentially make the combination more difficult or impossible to complete, and/or reduce the amount of cash available to New Nth Cycle following the Closing;
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Shareholder Vote. The risk that Kensington’s shareholders may fail to provide the respective votes necessary to effect the Business Combination;
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Closing Conditions. The fact that the Closing is conditioned on the satisfaction of certain closing conditions that are not within Kensington’s control;
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Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin the Closing;
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Benefits May Not Be Achieved. The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe;
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No Third-Party Valuation. The risk that Kensington did not obtain a third-party valuation or fairness opinion in connection with the Business Combination;
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Existing Kensington Shareholders Receiving a Minority Position. The fact that existing Kensington shareholders will hold a minority position in New Nth Cycle following the Closing;
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Interests of Kensington’s Directors and Officers. The interests of the Kensington Board and officers in the Business Combination (see “Summary of the Proxy Statement/Prospectus — Certain Interests of Kensington’s Directors and Officers and Others in the Business Combination”); and
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Risk Factors Related to Nth Cycle’s Business. Various risk factors associated with Nth Cycle’s business, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

In connection with analyzing the Business Combination, Kensington’s management, based on its experience and judgment, selected the Comparable Companies. Kensington’s management selected these companies because they are publicly traded companies with certain operations, results, business mixes or size and scale that, for the purposes of analysis, may be considered similar to certain operations, results, business mixes or size and scale of Nth Cycle. Neither of the Comparable Companies is identical or directly comparable to Nth Cycle.

The Kensington Board also considered the Business Combination in light of the investment criteria set forth in Kensington’s final prospectus for its IPO including, without limitation, that based upon Kensington’s analyses and due diligence, Nth Cycle has the potential to be a market leader and has substantial future growth opportunities, all of which the Kensington Board believed have a strong potential to create meaningful stockholder value following the Closing.

The above discussion of the material factors considered by the Kensington Board is not intended to be exhaustive but does set forth the principal factors considered by the Kensington Board.

In addition to considering the factors described above, the Kensington Board also recognized and considered that the Sponsor, its affiliates and the officers and directors of Kensington have interests in the Business Combination that are in addition to, and that may be different from, the interests of the Public Shareholders resulting in potential conflicts of interests, including those described elsewhere in this section and in the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Kensington Persons in the Business Combination”. The Kensington Board reviewed and considered the foregoing interests during the negotiation of the Business Combination and in evaluating and unanimously approving the Business Combination Agreement and the transactions contemplated therein.

The Kensington Board concluded that the potential benefits that they expected Kensington and its shareholders to achieve as a result of the Business Combination outweighed the potential negative factors associated with the Business Combination. Accordingly, the Kensington Board unanimously determined that the Business Combination Agreement and the Business Combination were in the best interests of the Company and its shareholders.

Satisfaction of the 80% Test

It is a requirement under the Cayman Constitutional Documents and NYSE listing requirements that the target business acquired in Kensington’s initial business combination have a fair market value equal to at least 80% of the value of the assets held in the Trust Account (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for Kensington’s initial business combination. As of July 21, 2026, the date of the execution of the Business Combination Agreement, the balance of funds held in the Trust Account was at least $233.1 million, and 80% thereof represents approximately $186.5 million. The Kensington Board considered all of the factors described above and the fact that the aggregate consideration for Kensington was the result of arm’s length negotiations with Nth Cycle. As a result, the Kensington Board concluded that the fair market value of the business acquired was in excess of 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account). In light of the financial background and experience of the members of Kensington’s management team and the Kensington Board, the Kensington Board believes that the members of the management team and the Kensington Board are qualified to determine whether the Business Combination meets the 80% test.

Interests of Certain Kensington Persons in the Business Combination

When you consider the recommendation of the Kensington Board in favor of approval of the Business Combination Proposal and the other Shareholder Proposals included herein, you should keep in mind that the Sponsor and Kensington’s directors and officers have interests in such proposals that are different from, in addition to and/or in conflict with, those of the Kensington shareholders generally. Further, Kensington’s officers and directors have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, which are set forth in more detail in the section titled “Other Information Related to Kensington — Conflicts of Interest”. We believe there were no such opportunities that were not presented as a result of the existing fiduciary or contractual obligations of our officers and directors to other entities. The Kensington Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Business Combination Agreement and in recommending to our shareholders that they vote in favor of the Shareholder Proposals presented at the extraordinary general meeting, including the Business Combination Proposal. Kensington shareholders should take these interests into account in deciding whether to approve the Shareholder Proposals presented at the extraordinary general meeting, including the Business Combination Proposal. These interests include, among other things:

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Kensington's Sponsor purchased 9,857,142 Founder Shares for $25,000, or approximately $0.003 per share, in a private placement prior to the consummation of the IPO. The Sponsor is controlled by Justin Mirro, who serves as Chairman of the Kensington Board. Mr. Mirro and a trust for the benefit of his family members have an indirect interest in an aggregate of approximately 30.1% of the Founder Shares through their membership interests in the Sponsor. Of the 9,857,142 Founder Shares owned by the Sponsor (of which an aggregate of 7,392,856 are subject to forfeiture pursuant to the Sponsor Lock-Up Agreement), (i) Kensington’s officers and directors and trusts for the benefit of their family members collectively have an indirect interest in an aggregate of 8,182,142 Founder Shares, and (ii) the other members of the Sponsor, all of whom are passive investors, collectively have an indirect interest in an aggregate of 1,675,000 Founder Shares. The 9,857,142 shares of New Nth Cycle Common Stock that the Sponsor and its permitted transferees will receive upon conversion of such Founder Shares in the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of approximately $91.6 million based on the closing price of $10.17 per Kensington New Unit and the closing price of $1.17 per Kensington Warrant on the NYSE on July 31, 2026. However, given such shares of New Nth Cycle Common Stock will be subject to lock-up restrictions and are subject to forfeiture, we believe such shares will have less value.
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Kensington's Sponsor purchased 11,533,333 Private Placement Warrants for $5,000,000, or $0.43 per Private Placement Warrant, in a private placement that closed simultaneously with the IPO. The Sponsor is controlled by Justin Mirro, who serves as Chairman of the Kensington Board. Mr. Mirro and a trust for the benefit of his family members have an indirect interest in an aggregate of approximately 24.9% of the Private Placement Warrants through their membership interests in the Sponsor. Of the 11,533,333 Private Placement Warrants owned by the Sponsor, (i) Kensington’s officers and directors and trusts for the benefit of their family members collectively have an indirect interest in an aggregate of 8,533,333 Private Placement Warrants, and (ii) the other members of the Sponsor, all of whom are passive investors, collectively have an indirect interest in an aggregate of 3,000,000 Private Placement Warrants.
•
Given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Kensington Class A Shares included in the Kensington Units sold in the IPO, the Sponsor may earn a positive rate of return on its investment even if the shares of New Nth Cycle Common Stock trade below $10.00 per share and the Public Shareholders experience a negative rate of return following the Closing. Accordingly, the economic interests of the Sponsor diverge from the economic interests of Public Shareholders because the Sponsor will realize a gain on its investment from the completion of any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share.

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Kensington's Sponsor will lose its entire investment in us if we do not complete a business combination by March 5, 2028 (or if such date is extended at a duly called meeting of the Kensington shareholders, such later date). If we do not consummate a business combination by such date, as promptly as reasonably possible but not more than ten business days thereafter, we will redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to our obligations under Cayman Islands law to provide for the claims of creditors and the requirements of other applicable law. In such event, the 9,857,142 Founder Shares owned by Kensington's Sponsor would be worthless because following the redemption of Public Shares, we would likely have few, if any, net assets and because the Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to such shares if we fail to complete a business combination within the required period. Additionally, in such event, the 11,533,333 Private Placement Warrants for which the Sponsor paid $5,000,000 will expire and become worthless.
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The Sponsor and Kensington’s officers and directors have agreed not to redeem any of the Founder Shares or Kensington Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination.
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Kensington Capital Partners, which is the managing member of the Sponsor and is controlled by Justin Mirro, our Chairman and Chief Executive Officer, provides certain administrative and other services to Kensington for $20,000 per month for 18 months commencing on the date of the IPO, and DEHC, an affiliate of Daniel Huber, our Chief Financial Officer, provides certain administrative and other services to Kensington for $20,000 per month for 18 months commencing on the date of the IPO. At Closing, any unpaid portion of amounts due to Kensington Capital Partners or DEHC will be due and payable.
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If the Trust Account is liquidated, the Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.
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Kensington’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy for a period of six years after the Business Combination.
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The Sponsor and its members (present and former), managers and affiliates and their respective present and former officers and directors (each, a “Sponsor Indemnitee”) will be eligible for continued indemnification for any Sponsor Indemnitee’s activities in connection with the affairs of Kensington.
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There is a possibility that a Kensington Director will continue as a director of the New Nth Cycle Board following the Closing. As such, in the future he may receive any cash fees, stock options or stock awards that the New Nth Cycle Board determines to pay to its directors.
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In connection with the Closing, Kensington's Sponsor, officers and directors would be entitled to the repayment of any outstanding working capital loan and advances that have been made to Kensington. In order to finance transaction costs, certain of Kensington’s officers or directors may, but are not obligated to, loan Kensington Working Capital Loans. In the event that a business combination does not close, Kensington may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $2,000,000 of the Working Capital Loans may be convertible into warrants that are identical to the Private Placement Warrants at $0.50 per warrant at the option of the lender. As of March 31, 2026, an aggregate of $200,000 of Working Capital Loans are outstanding. The Sponsor has informed Kensington of the following: that the Sponsor intends to convert the loan into 400,000 warrants on the same terms as the Private Placement Warrants (as contemplated by the Kensington Warrant Agreement pursuant to which the Private Placement Warrants were issued) at the same time the Business Combination is completed and for such warrants to be issued equally to Kensington Capital Partners and DEHC, each of which had advanced one-half of such amount to the Sponsor in order for the loan to be made.
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Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, Kensington's Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Kensington from time to time, made by Kensington's Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. As of the date of this proxy statement/prospectus, there are no out-of-pocket expenses to be reimbursed.
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Pursuant to the Registration Rights Agreement, Kensington’s officers and directors, and the Sponsor and its members will have customary registration rights, including demand and piggy-back rights, with respect to the New Nth Cycle Common Stock held by such parties following the consummation of the Business Combination.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to Kensington, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About Kensington — Conflicts of Interest.”

Compensation Received by the Sponsor, its Affiliates and Kensington Directors and Executive Officers

Set forth below is a summary of the amount of compensation and securities received or to be received by the Sponsor, its affiliates and Kensington’s directors, officers and their affiliates in connection with the Business Combination and related transactions.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration
Sponsor	9,857,142 shares of New Nth Cycle Common Stock upon conversion of 9,857,142 Kensington Class A Shares (of which an aggregate of 7,392,856 are subject to forfeiture pursuant to the Sponsor Lock-Up Agreement).	$25,000
	11,533,333 Private Placement Warrants, exercisable at $11.50 per share to purchase an aggregate of 11,533,333 shares of New Nth Cycle Common Stock.	$$5,000,000

Benefits and Detriments of the Business Combination

The following describe the potential benefits and detriments to certain groups of stakeholders in connection with the Business Combination.

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Kensington: The Kensington Board determined that the Business Combination presents an attractive business opportunity in light of certain factors, including New Nth Cycle’s future business and financial conditions and prospects, strong management team, and in light of the other opportunities for business combinations reasonably available to Kensington. The Kensington Board also considered the potential detriments of the Business Combination to Kensington, including the uncertainty of the potential benefits of the Business Combination being achieved, macroeconomic risks, the absence of possible structural protections for minority shareholders, and the risks and costs to Kensington if the Business Combination is not achieved, including the risk that it may result in Kensington being unable to complete a business combination and force Kensington to redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to its obligations under Cayman Islands law to provide for claims of creditors and the requirement of other applicable law, and the Kensington Warrants to expire and become worthless. For more information, see “— The Kensington Board’s Reasons for the Approval of the Business Combination”, and various risks described under the section entitled “Risk Factors”.
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Sponsor: The Sponsor expects to receive substantial consideration in the Business Combination, including 9,857,142 shares of New Nth Cycle Common Stock upon the conversion of Kensington Class A Shares (of which an aggregate of 7,392,856 are subject to forfeiture pursuant to the Sponsor Lock-Up Agreement) and 11,533,333 Private Placement Warrants entitling it to purchase 11,533,333 shares of New Nth Cycle Common Stock at $11.50 per share. As a result of the low price paid by the Sponsor for its equity in Kensington, the Sponsor is likely able to make a substantial profit on its investment even at a time when Public Shareholders have lost significant value. For more information, see “— Compensation Received by the Sponsor, its Affiliates and Kensington Directors and Executive Officers”. The Sponsor will only be able to realize a return on its equity in Kensington (which may be materially higher than the return realized by Public Shareholders and holders of Kensington Rights) if Kensington completes a business combination by March 5, 2028 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents). Additionally, the Sponsor faces potential detriments from the Business Combination, including the possibility of litigation challenging the Business Combination or the Sponsor’s role in the Business Combination, and the risk that if the Business Combination is not achieved, Kensington may be unable to consummate a business combination and be forced to redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, resulting in the Sponsor and its affiliates’ investment being worthless.
•
Unaffiliated Kensington Public Shareholders: The unaffiliated Kensington Public Shareholders have the opportunity to evaluate and consider whether or not to redeem their Public Shares in connection with the consummation of the Business Combination. Non-Redeeming Public Shareholders will have the opportunity to participate in the potential future growth of New Nth Cycle, but may face a number of potential detriments in connection with their continued investment, including the uncertainties and risks identified by the Kensington Board described more fully in “— The Kensington Board’s Reasons for the Approval of the Business Combination”, the various other risks associated with the Business Combination, the business of Kensington, as described further under the section entitled “Risk Factors”, the potential conflicts of interest described under

“— Interests of Certain Kensington Persons in the Business Combination”, and the potential material dilution they may experience. Redeeming Public Shareholders have the opportunity to receive a per-share redemption price payable in cash equal to the aggregate amount on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (which interest shall be net of taxes payable) divided by the number of then issued Public Shares. However, redeeming Public Shareholders face the potential of not realizing any future growth in value of Nth Cycle following the Business Combination.

Expected Accounting Treatment of the Business Combination

The Domestication

There will be no accounting effect or change in the carrying amount of the assets and liabilities of Kensington as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Kensington immediately following the Domestication will be the same as those immediately prior to the Domestication.

The Business Combination

The Business Combination between Nth Cycle and Kensington is expected to be accounted for as a reverse recapitalization, as Kensington does not meet the definition of a business under U.S. GAAP. For financial reporting purposes, Nth Cycle is identified as the accounting acquirer, and Kensington as the accounting acquiree. This determination is based on Nth Cycle’s majority voting rights, control over board appointments, and dominance of senior management in the post-combination entity. Since Kensington lacks substantive inputs, processes, and outputs, the transaction does not qualify as a business combination under ASC 805. For accounting purposes, the financial statements of New Nth Cycle will represent a continuation of the financial statements of Nth Cycle, with the Business Combination being treated as the equivalent of Nth Cycle issuing stock for the net assets of Kensington, accompanied by recapitalization. The net assets of Kensington will be stated at historical carrying values, and no goodwill or other intangible assets will be recorded.

Regulatory Matters

Neither Kensington nor Nth Cycle are aware of any material regulatory approvals or actions that are required for completion of the Business Combination. However, if any regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance that any approvals or actions (if any) will be obtained.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Kensington Ordinary Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal, assuming a valid quorum is established.

The Business Combination Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the other Condition Precedent Proposals is not approved, the Business Combination Proposal will have no effect, even if approved by holders of Kensington Ordinary Shares.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that Kensington’s entry into the Business Combination Agreement, dated as of July 21, 2026, by and among Kensington, Merger Sub I, Merger Sub II and Nth Cycle, pursuant to which and among other things, on the terms and subject to the conditions set forth in the Business Combination Agreement, the parties will complete the Business Combination described in the accompanying proxy statement/prospectus, be approved, ratified and confirmed in all respects.”

Recommendation of the Kensington Board

THE KENSINGTON BOARD UNANIMOUSLY RECOMMENDS THAT KENSINGTON SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The Kensington Board believes that the Business Combination Proposal to be presented at the extraordinary general meeting is in the best interests of Kensington’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal.

The existence of financial and personal interests of one or more of Kensington’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Kensington and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, and Kensington’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Kensington Persons in the Business Combination” for a further discussion.

PROPOSAL NO. 2 — THE DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement/prospectus, subject to the approval of the other Condition Precedent Proposals, Kensington is asking its shareholders to approve the Domestication Proposal. Under the Business Combination Agreement, the approval of the Domestication Proposal, and completion of the Domestication, is a condition to the consummation of the Business Combination. If, however, the Domestication Proposal is approved, but the Business Combination Proposal or any of the other Condition Precedent Proposals is not approved, then neither the Domestication nor the Business Combination will be consummated.

As a condition to Closing, the Kensington Board has unanimously approved a change of Kensington’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. To effect the Domestication, Kensington will (a) file all applicable notices, declarations, affidavits, statements of assets and liabilities, shareholder approvals, undertakings and other documents required to be filed, pay all applicable fees required to be paid, and cause the satisfaction of all other conditions to deregistration required to be satisfied, in each case, under Section 206 of the Companies Act and in accordance therewith, and (b) file the Proposed Charter and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Kensington will be domesticated and continue as a Delaware corporation.

Immediately prior to the Domestication, pursuant to the Cayman Constitutional Documents and the Sponsor Support Agreement, the Kensington Class B Shareholders will elect to convert each of the then issued and outstanding Kensington Class B Shares, on a one-for-one basis, into Kensington Class A Shares. At the effective time of the Domestication, (a) each of the then issued and outstanding Kensington Class A Shares will convert automatically, on a one-for-one basis, into shares of New Nth Cycle Common Stock; (b) each of the then issued and outstanding Kensington Warrants will become automatically exercisable, on a one-for-one basis, for one (1) share of New Nth Cycle Common Stock; (c) each of the then issued and outstanding Kensington Units will convert automatically, on a one-for-one basis, into a unit consisting of one share of New Nth Cycle Common Stock, one-quarter (1/4) of one Kensington Class 1 warrant, and three-quarters (3/4) of one Kensington Class 2 warrant; and (d) each of the then issued and outstanding Kensington New Units will convert automatically, on a one-for-one basis, into a unit consisting of one share of New Nth Cycle Common Stock and three-quarters (3/4) of one Kensington Class 2 warrant.

The Domestication Proposal, if approved, will authorize a change of Kensington’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Kensington is currently governed by the Companies Act, upon the Domestication, New Nth Cycle will be governed by the DGCL. Kensington encourages shareholders to carefully consult the information set out below under “— Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication”.

Reasons for the Domestication

The Kensington Board believes that it would be in the best interests of Kensington, simultaneously with the completion of the Business Combination, to effect the Domestication. Further, the Kensington Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. In addition, because New Nth Cycle will operate within the United States following the Business Combination, it was the view of the Kensington Board that New Nth Cycle should be structured as a corporation organized in the United States.

The Kensington Board believes that there are several reasons why a reincorporation in Delaware is in the best interests of Kensington and its shareholders. These additional reasons can be summarized as follows:

•
Prominence, Predictability and Flexibility of Delaware Law. For many years, Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as Nth Cycle’s.
•
Well-Established Principles of Corporate Governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. Kensington believes such clarity would be advantageous to New Nth Cycle, the New Nth Cycle Board and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for New Nth Cycle’s stockholders from possible abuses by directors and officers.
•
Increased Ability to Attract and Retain Qualified Directors. Domestication from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. New Nth Cycle’s incorporation in Delaware may make New Nth Cycle more attractive to future candidates for the New Nth Cycle Board, because many such candidates are already familiar with Delaware corporate law from their past business experiences. To date, Kensington has not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. The Kensington Board therefore believes that providing the benefits afforded directors by Delaware law will enable New Nth Cycle to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman Islands and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, Kensington believes that, in general, Delaware law is more developed and provides more guidance than Cayman Islands law on matters regarding a company’s ability to limit director liability. As a result, Kensington believes that the corporate environment afforded by Delaware will enable New Nth Cycle to compete more effectively with other public companies in attracting and retaining new directors.

Regulatory Approvals; Third-Party Consents

Kensington is not required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries in order to complete the Domestication. However, because the Domestication must occur simultaneously with the Business Combination, it will not occur unless the Business Combination can be completed, which will require the approvals as described under the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal”. Kensington must comply with applicable United States federal and state securities laws in connection with the Domestication.

The Domestication will not breach any covenants or agreements binding upon Kensington and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the Cayman Islands and Delaware necessary to effect the Domestication.

Proposed Charter and Proposed Bylaws

Commencing with the effective time of the Domestication, the Proposed Charter and the Proposed Bylaws will govern the rights of stockholders in New Nth Cycle.

A chart comparing your rights as a holder of Kensington Ordinary Shares as a Cayman Islands exempted company with your rights as a holder of New Nth Cycle Common Stock can be found in the section of this proxy statement/prospectus entitled “Proposal No. 2 — The Domestication Proposal — Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication”.

Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication

Prior to Domestication, the rights of the Kensington shareholders and the relative powers of the Kensington Board are governed by the Companies Act and the Cayman Constitutional Documents.

When the Domestication is completed, the rights of stockholders of New Nth Cycle will be governed by Delaware law, including the DGCL, rather than by the laws of the Cayman Islands. Certain differences exist between the DGCL and the Companies Act that will alter certain of the rights of shareholders of Kensington and affect the powers of the New Nth Cycle Board and management following the Domestication.

Shareholders should consider the following summary comparison of the laws of the Cayman Islands, on the one hand, and the DGCL, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DGCL and the Companies Act.

The owners of a Delaware corporation’s shares are referred to as “stockholders”. For purposes of language consistency, in certain sections of this proxy statement/prospectus, we may continue to refer to the share owners of New Nth Cycle as “shareholders”.

	Delaware	Cayman Islands
Applicable Legislation	General Corporation Law of the State of Delaware.	The Companies Act (As Revised) of the Cayman Islands.
Stockholder/Shareholder Approval of Business Combination

Mergers that require a vote of stockholders require approval by a majority of all outstanding shares entitled to vote on the matter. Mergers in which the corporation’s certificate of incorporation is not amended, the corporation’s stock remains outstanding as an identical share of the surviving corporation, and any new securities issued in the merger do not exceed 20% of shares outstanding before the merger do not require approval of stockholders. Mergers that contemplate a qualifying holding company reorganization do not require approval of stockholders of the corporation that is the parent prior to the merger. Mergers in which the target is widely traded, the acquirer consummates a qualifying tender offer, and a sufficient number of target stockholders tender do not require approval of target stockholders. Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Under the Companies Act, certain fundamental changes, such as a merger or consolidation, are required to be approved by a special resolution, and any other authorization as may be specified in the relevant memorandum and articles of association.

In respect of a merger, parties holding certain security interests in the constituent companies must also consent. All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers. Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder. A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

Stockholder/Shareholder Vote Required for Business Combinations with Interested Stockholders

Generally, a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the corporation opts out of the statutory provision.

No similar provision
Stockholder/Shareholder Votes for Routine Matters

Approval of routine corporate matters other than director elections that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter. Director elections require a plurality vote.

Under Cayman Islands law and the Cayman Constitutional Documents, routine corporate matters submitted to shareholders are generally approved by an ordinary resolution, being a resolution passed by a simple majority of the members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting.

Requirement for Quorum

Quorum is a majority of shares entitled to vote at the meeting unless otherwise set in the certificate of incorporation or bylaws, but cannot be less than one-third of shares entitled to vote at the meeting.

Under the Cayman Constitutional Documents a quorum is the holders of a majority of the issued and outstanding Kensington Ordinary Share being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy.

	Delaware	Cayman Islands
Stockholder/Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.

Under the Cayman Constitutional Documents and Cayman Islands law, shareholders may take action by unanimous written resolution only to the extent permitted under the Companies Act and the articles; otherwise, shareholder action must be taken at a duly convened general meeting.

Appraisal Rights and Dissenters’ Rights

A stockholder of a publicly traded corporation has appraisal rights in connection with a merger unless the merger consideration is all stock in another publicly traded corporation or another exception applies.

Under the Companies Act, shareholders may dissent to a merger of a Cayman Islands company by following the procedure set out in the Companies Act. Shareholders that dissent from a Cayman Islands statutory merger are entitled to be paid the fair value of their shares, which, if necessary, may ultimately be determined by the court.

Inspection of Books and Records	Any stockholder, upon written demand stating the purpose thereof, may inspect the corporation’s stock ledger and other books and records for a proper purpose during the usual hours for business.	Shareholders who are not directors generally do not have any rights to inspect or obtain copies of the register of members or other corporate records of a company.
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit by or in the right of the corporation subject to statutory pleading requirements.

Kensington’s Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, the company will be the proper plaintiff in any claim based on a breach of duty owed to it, and a claim against (for example) Kensington management usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•
a company is acting, or proposing to act, illegally or beyond the scope of its authority;
•
the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or
•
those who control the company are perpetrating a “fraud on the minority”.

	Delaware	Cayman Islands
A shareholder may have a direct right of action against Kensington where the individual rights of that shareholder have been infringed or are about to be infringed.
Fiduciary Duties of Directors	Directors owe fiduciary duties of care and loyalty to the company and its stockholders.
•
Under Cayman Islands law, directors and officers owe the following fiduciary duties:
•
duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;
•
duty not to improperly fetter the exercise of future discretion;
•
duty to exercise powers for the purpose for which those powers are conferred and not for a collateral purpose;
•
duty to exercise powers fairly as between different sections of shareholders;
•
duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and
•
duty to exercise independent judgment.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Appointment / Removal of Directors

Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation with a classified board, stockholders may effect such removal only for cause; or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board.

Under the Cayman Constitutional Documents, prior to the consummation of a Business Combination, directors may only be appointed and removed by an ordinary resolution of the holders of Kensington Class B Shares, and for the avoidance of doubt, holders of Kensington Class A Shares have no right to nominate or vote on the appointment or removal of any directors.

After the consummation of a Business Combination, Kensington may by ordinary resolution of shareholders appoint or remove any director under the Cayman Constitutional Documents

	Delaware	Cayman Islands
Number of Directors

The number of directors is fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The bylaws may provide that the board may increase the size of the board and fill any vacancies.

Under the Cayman Constitutional Documents, the board of directors must consist of not less than one person. The shareholders may, by ordinary resolution, increase or reduce the limits in the number of directors.

Classified Boards	Classified boards are permitted.

Under the Cayman Constitutional Documents, the directors are divided into three classes (Class I, Class II and Class III), with each class of director standing appointed for a term expiring at the company’s first annual general meeting (in the case of the Class I directors), the company’s second annual general meeting (in the case of the Class II directors) and the company’s third annual general meeting (in the case of the Class III directors).

Indemnification of Directors and Officers

A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

A Cayman Islands company generally may indemnify its directors or officers except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud, willful neglect or willful default or the consequences of committing a crime.

Under Kensington’s Articles, every director and officer of Kensington, together with every former director and former officer (each an “Indemnified Person”) shall be indemnified out of the assets of Kensington against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, willful neglect or willful default. No Indemnified Person shall be liable to Kensington for any loss or damage incurred by Kensington as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful neglect or willful default of such Indemnified Person. No person shall be found to have committed actual fraud, willful neglect or willful default under the articles unless or until a court of competent jurisdiction shall have made a finding to that effect.

	Delaware	Cayman Islands
Limited Liability of Directors

Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends or improper personal benefit.

No directors will be liable to Kensington for any loss or damage incurred by Kensington as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful default or willful neglect of such director, as determined by a court of competent jurisdiction.

Vote Required for Approval

The approval of the Domestication Proposal requires a special resolution, being the affirmative vote of holders of a majority of at least two thirds of the Kensington Ordinary Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

The Domestication Proposal is conditioned on the approval of each of the other Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the Domestication Proposal will have no effect, even if approved by holders of Kensington Ordinary Shares.

Resolution to be Voted Upon

“RESOLVED, as a special resolution, that, subject to the approval of the Business Combination Proposal, the Organizational Documents Proposal, the Stock Issuance Proposal and the New Nth Cycle Incentive Plan Proposal: (i) Kensington be deregistered as an exempted company in the Cayman Islands pursuant to Article 47 of the Cayman Constitutional Documents and Part XII of the Companies Act, and be registered by way of continuation as a corporation in the State of Delaware; and (ii) conditional upon, and with effect from, the registration of the Company in the State of Delaware as a corporation under the laws of the State of Delaware, the registered office of the Company be changed to 919 North Market Street, Suite 950, New Castle County, DE 19801, c/o Incorp. Services, Inc.”

Recommendation of the Kensington Board

THE KENSINGTON BOARD UNANIMOUSLY RECOMMENDS THAT KENSINGTON SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of Kensington’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Kensington and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and Kensington’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Kensington Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 3 — THE STOCK ISSUANCE PROPOSAL

Overview

Assuming the Business Combination Proposal and the other Condition Precedent Proposals are approved, Kensington’s shareholders are also being asked to approve, by ordinary resolution, the Stock Issuance Proposal.

Why Kensington Needs Shareholder Approval

Kensington is seeking shareholder approval in order to comply with Section 312.03 of the NYSE Listed Company Manual. Under Section 312.03(c) of the NYSE Listed Company Manual, shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if (A) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock or securities convertible into or exercisable for common stock; or (B) the number of shares of common stock to be issued is, or will be upon the issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or securities convertible into or exercisable for common stock.

Under Section 312.03(d) of the NYSE Listed Company Manual, shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a “change of control” of the issuer.

Upon the consummation of the Business Combination, New Nth Cycle expects to (A) issue 4,000,000 shares of New Nth Cycle Common Stock to the PIPE Investors pursuant to the PIPE Subscription Agreements; and (B) issue or reserve for issuance shares of New Nth Cycle Common Stock to the Nth Cycle Stockholders in connection with the Business Combination (including as Earnout Consideration). New Nth Cycle may also issue common stock and securities convertible into or exercisable for common stock pursuant to subscription, purchase or similar agreements that Kensington or Nth Cycle may enter into prior to Closing.

Accordingly, the aggregate number of shares of New Nth Cycle Common Stock that New Nth Cycle will issue in connection with the Business Combination will exceed 20% of both the voting power and the shares of New Nth Cycle Common Stock outstanding before such issuance and will result in a change of control of the registrant. For these reasons, Kensington is seeking the approval of Kensington shareholders for the issuance of shares of New Nth Cycle Common Stock in connection with the Business Combination and the PIPE Investments and for any other issuances of common stock and securities convertible into or exercisable for common stock pursuant to subscription, purchase or similar agreements Kensington or Nth Cycle may enter into prior to Closing.

Vote Required for Approval

The approval of the Stock Issuance Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Kensington Ordinary Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal, assuming a valid quorum is established.

The Stock Issuance Proposal is conditioned on the approval of each of the other Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of Kensington Ordinary Shares.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable provisions of Section 312.03 of the NYSE Listed Company Manual, the issuance of (i) shares of New Nth Cycle Common Stock in connection with the Business Combination and the PIPE Investments; and (ii) any other issuances of New Nth Cycle Common Stock and securities convertible into or exercisable for New Nth Cycle Common Stock pursuant to subscription, purchase or similar agreements that Kensington or Nth Cycle may enter into prior to Closing, be approved in all respects.”

Recommendation of the Kensington Board

THE KENSINGTON BOARD UNANIMOUSLY RECOMMENDS THAT KENSINGTON SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of Kensington’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Kensington and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and Kensington’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See Proposal No. 1 — “The Business Combination Proposal — Interests of Certain Kensington Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 4 — THE ORGANIZATIONAL DOCUMENTS PROPOSAL

Overview

If the Domestication Proposal is approved and the Domestication becomes effective, Kensington will replace the Cayman Constitutional Documents, in each case, with the Proposed Organizational Documents of New Nth Cycle, pursuant to the DGCL.

Kensington’s shareholders are asked to consider and vote upon and to adopt the Organizational Documents Proposal in connection with the replacement of the Cayman Constitutional Documents. The Organizational Documents Proposal is conditioned on the approval of the Domestication Proposal, and, therefore, also conditioned on approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal and the Domestication Proposal are not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of Kensington Ordinary Shares.

Reasons for the Amendments

The Kensington Board’s reasons for proposing the Proposed Organizational Documents are set forth below. The following is a summary of the key changes effected by the Proposed Organizational Documents, but this summary is qualified in its entirety by reference to the full text of the Proposed Charter, a copy of which is included as Annex B, and by reference to the full text of the Proposed Bylaws, a copy of which is included as Annex C:

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To change the corporate name from “Kensington Capital Acquisition Corp. VI” to “Nth Cycle Holdings, Inc.”;
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To increase the total number of shares of our capital stock from (a) 100,000,000 Kensington Class A Shares, 10,000,000 Kensington Class B Shares and 1,000,000 preference shares, par value $0.0001 per share, of Kensington to (b) shares of New Nth Cycle capital stock which consists of (A) shares of New Nth Cycle Common Stock, and (B) shares of New Nth Cycle Preferred Stock.
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To authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Charter and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively).

Resolution to be Voted Upon

The full text of the resolutions to be passed is as follows:

“RESOLVED, as a special resolution, that the Cayman Constitutional Documents currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Charter and Proposed Bylaws (copies of which are attached to the proxy statement/prospectus as Annex B and Annex C, respectively), with such principal changes as described in the Advisory Organizational Documents Proposals A through F with effect from the registration of Kensington in the State of Delaware as a corporation under the laws of the State of Delaware.”

Vote Required for Approval

The approval of the Organizational Documents Proposal requires a special resolution, being the affirmative vote of holders of a majority of at least two-thirds of the Kensington Ordinary Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

The Organizational Documents Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of Kensington Ordinary Shares.

Recommendation of the Kensington Board

THE KENSINGTON BOARD UNANIMOUSLY RECOMMENDS THAT KENSINGTON SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL.

The existence of financial and personal interests of one or more of Kensington’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Kensington and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and Kensington’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Kensington Persons in the Business Combination” for a further discussion.

PROPOSAL NO. 5 — THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS

If the Domestication Proposal is approved and the closing conditions of the Business Combination are met, Kensington will replace the Cayman Constitutional Documents with the Proposed Organizational Documents of New Nth Cycle, under the DGCL.

Kensington’s shareholders are asked to consider and vote upon and to approve on a non-binding advisory basis by special resolution six separate proposals (collectively, the “Advisory Organizational Documents Proposals”) in connection with the replacement of the Cayman Constitutional Documents with the Proposed Organizational Documents. These six proposals are being presented separately in accordance with SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions and will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Cayman or Delaware law, but pursuant to SEC guidance, Kensington is required to submit these provisions to its shareholders separately for approval. The shareholder votes regarding these proposals are advisory in nature, and are not binding on Kensington, the Kensington Board, Nth Cycle or the New Nth Cycle Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Organizational Documents Proposals (separate and apart from the approval of the Organizational Documents Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, Kensington intends that the Proposed Organizational Documents will take effect from the registration of Kensington in the State of Delaware as a corporation under the laws of the State of Delaware, assuming approval of the Business Combination Proposal, the Domestication Proposal and the Organizational Documents Proposals.

The Proposed Organizational Documents differ materially from the Cayman Constitutional Documents. The following table sets forth a summary of the principal changes proposed between the Cayman Constitutional Documents and the Proposed Organizational Documents. This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of Kensington, the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex B and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex C. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms. Additionally, as the Cayman Constitutional Documents are governed by the Companies Act and the Proposed Organizational Documents will be governed by the DGCL, Kensington encourages shareholders to carefully consult the information set out under the section entitled “The Domestication Proposal — Comparison of Shareholder Rights Under Applicable Corporate Law Before and After Domestication”.

	Cayman Constitutional Documents	Proposed Organizational Documents
Authorized Shares (Advisory Organizational Documents Proposal 5A)

The authorized share capital set out in the Cayman Constitutional Documents is US$11,100 divided into 100,000,000 Kensington Class A Shares, 10,000,000 Kensington Class B Shares and 1,000,000 preference shares of a par value of US$0.0001 each.

The Proposed Organizational Documents authorize shares, consisting of shares of New Nth Cycle Common Stock and shares of New Nth Cycle Preferred Stock.
	See paragraph 5 of the current Kensington amended and restated memorandum of association.	See Article IV of the Proposed Charter.
Exclusive Forum Provision (Advisory Organizational Documents Proposal 5B)

The Cayman Constitutional Documents provide that unless Kensington consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Cayman Constitutional Documents or otherwise related in any way to each shareholder’s shareholding in Kensington, including but not limited to: (i) any derivative action or proceeding brought on Kensington’s behalf; (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any of Kensington’s current or former director, officer or other employee to Kensington or its shareholders; (iii) any action asserting a

The Proposed Organizational Documents adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

These provisions will not address or apply to claims that arise under the Exchange Act; however, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

See Article X of the Proposed Charter.

	Cayman Constitutional Documents	Proposed Organizational Documents

claim arising pursuant to any provision of the Companies Act or the Cayman Constitutional Documents; or (iv) any action asserting a claim against Kensington governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States) and that each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes. The forum selection provision in the Cayman Constitutional Documents do not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

See Article 52 of the Cayman Constitutional Documents.
Adoption of Supermajority Vote Requirement to Amend the Proposed Organizational Documents (Advisory Organizational Documents Proposal 5C)

The Cayman Constitutional Documents provide that amendments may be made by a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds of the Kensington Ordinary Shares represented in person or by proxy and entitled to vote at an extraordinary general meeting and who vote at the extraordinary general meeting.

See Article 18.3 of the Cayman Constitutional Documents.

The Proposed Charter requires the affirmative vote of at least two-thirds of the voting power of the outstanding shares of stock of New Nth Cycle entitled to vote thereon, voting as a single class, to amend, alter, repeal or rescind, in whole or in part, or adopt any provision inconsistent with Part B of Article V, Article VI, Article VII, Article VIII, Article IX, Article X, and Article XI of the Proposed Charter. For amendments to other provisions of the Proposed Charter, the DGCL generally requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon.

See Article XI subsection (A) of the Proposed Charter.

The Proposed Charter and Bylaws permit the New Nth Cycle Board to adopt, amend or repeal the Proposed Bylaws without the consent or vote of the stockholders of the Company. The Proposed Charter and Bylaws require the affirmative vote of at least two-thirds of the voting power of the outstanding shares of stock of New Nth Cycle entitled to vote thereon, voting together as a single class, to adopt, amend or repeal the Proposed Bylaws.

See Article VI subsection (F) of the Proposed Charter and Article X of the Proposed Bylaws.

	Cayman Constitutional Documents	Proposed Organizational Documents
Removal of Directors (Advisory Organizational Documents Proposal 5D)

The Cayman Constitutional Documents provide that prior to the closing of an initial business combination and for so long as there are Kensington Class B Shares in issue, only holders of Founder Shares are entitled to vote on the removal of any director, and that after the closing of an initial business combination, Kensington may by an ordinary resolution remove any director.

See Article 29 of the Cayman Constitutional Documents.

The Proposed Organizational Documents permit the removal of any director or the entire board, but only for cause, and only by the affirmative vote of the holders of at least two-thirds of the voting power of all then-outstanding shares of voting stock entitled to vote at an election of directors, subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors.

See Article VI subsection (C) of the Proposed Charter.

Action by Written Consent of Stockholders (Advisory Organizational Documents Proposal 5E)

The Cayman Constitutional Documents permit shareholders to approve matters by unanimous written resolution of all of the shareholders entitled to receive notice of and to attend and vote at general meetings.

See Article 22.3 of the Cayman Constitutional Documents.

The Proposed Organizational Documents require stockholders to take action at an annual or special meeting and prohibit stockholder action by written consent in lieu of a meeting; provided that any action required or permitted to be taken by the holders of New Nth Cycle Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice, and without a vote, to the extent expressly so provided by any applicable certificate of designation relating to such series of New Nth Cycle Preferred Stock if signed by the holders having not less than the minimum number of votes necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted and delivered in compliance with the DGCL.

See Article VII subsection (A) of the Proposed Charter.

Other Changes In Connection With Adoption of the Proposed Organizational Documents (Advisory Organizational Documents Proposal 5F)

The Cayman Constitutional Documents include provisions related to Kensington’s status as a blank check company prior to the consummation of an initial business combination.

See Article 49 of the Cayman Constitutional Documents.

The Proposed Organizational Documents do not include such provisions related to Kensington’s status as a blank check company, which will no longer apply upon consummation of the Business Combination, as Kensington will cease to be a blank check company at such time.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as six separate special resolutions on a non-binding and advisory basis only, that the following governance provisions contained in the Proposed Organizational Documents be and are hereby approved:

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Proposal 5A — Under the Proposed Organizational Documents, New Nth Cycle would be authorized to issue (A) shares of New Nth Cycle Common Stock, par value $0.0001 per share and (B) shares of preferred stock, par value $0.0001 per share.

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Proposal 5B — The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
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Proposal 5C — The Proposed Charter would require the affirmative vote of at least two-thirds of the total voting power of all then-outstanding shares of New Nth Cycle to amend, alter, repeal or rescind certain provisions of the Proposed Charter.
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Proposal 5D — The Proposed Charter would require the affirmative vote of at least two-thirds of the outstanding shares entitled to vote at an election of directors, voting together as a single class, to remove a director only for cause.
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Proposal 5E — The Proposed Charter would prohibit stockholder action by written consent in lieu of a meeting and require stockholders to take action at an annual or special meeting.
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Proposal 5F — The Proposed Charter would (1) change the corporate name from “Kensington Capital Acquisition Corp. VI” to “Nth Cycle Holdings, Inc.”, (2) make New Nth Cycle’s corporate existence perpetual and (3) remove certain provisions related to Kensington’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.”

Recommendation of the Kensington Board

THE KENSINGTON BOARD UNANIMOUSLY RECOMMENDS THAT KENSINGTON SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS.

The existence of financial and personal interests of one or more of Kensington’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Kensington and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and Kensington’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Kensington Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 6 — THE NEW NTH CYCLE INCENTIVE PLAN PROPOSAL

Overview

As discussed in this proxy statement/prospectus, Kensington is asking its shareholders to approve the New Nth Cycle Incentive Plan, which provides for awards to certain eligible service providers. The Kensington Board approved and adopted the New Nth Cycle Incentive Plan prior to the extraordinary general meeting, subject to shareholder approval at the extraordinary general meeting. If the Kensington shareholders approve this proposal, the New Nth Cycle Incentive Plan will become effective upon the consummation of the Business Combination.

The New Nth Cycle Incentive Plan is described in more detail below.

Purpose of the New Nth Cycle Incentive Plan

The purpose of the New Nth Cycle Incentive Plan is to enhance New Nth Cycle’s and its subsidiaries’ ability to attract, retain and motivate persons who make (or are expected to make) important contributions to New Nth Cycle by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Equity awards and equity-linked compensatory opportunities are intended to motivate high levels of performance and align the interests of directors, employees and consultants with those of stockholders by giving directors, employees and consultants the perspective of an owner with an equity or equity-linked stake in New Nth Cycle and providing a means of recognizing their contributions to New Nth Cycle’s success. The Kensington Board believes that equity ownership opportunities and/or equity-linked compensatory opportunities are necessary to remain competitive in its industry and are essential to recruiting and retaining the highly qualified employees who help New Nth Cycle meet its goals.

Summary of the New Nth Cycle Incentive Plan

The following summarizes the material terms of the New Nth Cycle Incentive Plan. This summary is qualified in its entirety by reference to the full text of the New Nth Cycle Incentive Plan.

Administration. The New Nth Cycle Board, or one or more committees or subcommittees of the New Nth Cycle Board or committees of officers of New Nth Cycle to whom the New Nth Cycle Board delegates such power or authority (subject to limitations imposed under Section 16 of the Exchange Act and other applicable law and regulation), will serve as the plan administrator of the New Nth Cycle Incentive Plan. The plan administrator has full authority to take all actions and to make all determinations required or provided for under the New Nth Cycle Incentive Plan and any award granted thereunder. The plan administrator also has full authority to determine who may receive awards under the New Nth Cycle Incentive Plan, the type, terms, and conditions of an award and the number of shares of New Nth Cycle Common Stock subject to the award or to which an award relates, and to make any other determination and take any other action that the plan administrator deems necessary or desirable for the administration of the New Nth Cycle Incentive Plan.

Share Reserve. The aggregate number of shares of New Nth Cycle Common Stock that may be issued pursuant to awards granted under the New Nth Cycle Incentive Plan will be the sum of: (i) any shares which remain available for issuance under the Nth Cycle, Inc. 2024 Stock Incentive Plan as of the Closing (not to exceed 500,000 shares); plus (ii) 10% of the fully-diluted shares of New Nth Cycle Common Stock as of the Closing; plus (iii) an annual increase on January 1 of each calendar year (beginning on and including January 1, 2027 and ending on and including January 1, 2036) equal to a number of shares equal to 5% of the fully-diluted shares of New Nth Cycle Common Stock as of December 31 of the immediately preceding calendar year (or such lesser number of shares as is determined by the New Nth Cycle Board), subject to adjustment by the plan administrator in the event of certain changes in New Nth Cycle’s corporate structure, as described below. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options (“ISOs”), under the New Nth Cycle Incentive Plan will be shares of New Nth Cycle Common Stock.

If an award (or part of an award) under the New Nth Cycle Incentive Plan expires, lapses or is terminated, exchanged for or settled in cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, in any case, in a manner that results in New Nth Cycle acquiring the shares covered by the award (at a price no greater than the price paid by the participant for such shares) or that results in New Nth Cycle not issuing shares under the award, any unused shares subject to such award will again be available for new grants under the New Nth Cycle Incentive Plan. In addition, the following shares will again be available for grants under the New Nth Cycle Incentive Plan: (i) shares tendered or withheld to satisfy the exercise or purchase price or tax withholding obligation for any award granted under the New Nth Cycle Incentive Plan, (ii) shares subject to a stock appreciation right (“SAR”) that are not issued in connection with the stock settlement of the SAR on exercise and (iii) shares purchased on the open market with the cash proceeds from the exercise of options. The payment of dividend equivalents in cash in conjunction with any awards under the New Nth Cycle Incentive Plan will not reduce the shares available for grant under the New Nth Cycle Incentive Plan.

Awards granted under the New Nth Cycle Incentive Plan in substitution for any equity or equity-based awards granted by another entity before such entity’s merger or consolidation with New Nth Cycle or New Nth Cycle’s acquisition of such entity’s property or equity securities will not reduce the shares available for grant under the New Nth Cycle Incentive Plan but will count against the maximum number of shares that may be issued upon the exercise of ISOs.

The New Nth Cycle Incentive Plan provides that the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of grant under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any fiscal year may not exceed $750,000 (or, with respect to a non-employee director’s initial calendar year of service as a non-employee director or any calendar year during which a non-employee director serves as chair of the New Nth Cycle Board or lead independent director, $1,000,000).

Eligibility. New Nth Cycle's directors, employees and consultants, and employees and consultants of New Nth Cycle’s subsidiaries, will be eligible to receive awards under the New Nth Cycle Incentive Plan; however, ISOs may only be granted to employees of New Nth Cycle or New Nth Cycle’s parent or subsidiary corporations. Following the Closing, New Nth Cycle is expected to have approximately 5 directors, 50 employees and 5 consultants who will be eligible to receive awards under the New Nth Cycle Incentive Plan.

Types of Awards. The New Nth Cycle Incentive Plan allows for the grant of awards in the form of: (i) ISOs; (ii) non-qualified stock options (“NSOs”); (iii) SARs; (iv) restricted stock; (v) restricted stock units (“RSUs”); (vi) dividend equivalents; and (vii) other stock or cash based awards.

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Stock Options and SARs. The plan administrator may determine the number of shares to be covered by each option and/or SAR, the exercise price and such other terms, conditions, and limitations, including the vesting, exercise, term and forfeiture provisions, applicable to each option and/or SAR as it deems necessary or advisable. Stock options provide for the purchase of shares of New Nth Cycle Common Stock in the future at an exercise price set on the grant date. Options granted under the New Nth Cycle Incentive Plan may be either ISOs or NSOs. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are met. SARs entitle their holder, upon exercise, to receive from New Nth Cycle an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of an option or SAR is determined by the plan administrator at the time of grant but shall not be less than 100% of the fair market value of the underlying shares on the grant date, or in the case of ISOs granted to an employee who owns more than 10% of New Nth Cycle, 110% of the fair market value of the underlying shares on the day of such grant. Stock options and SARs may have a maximum term of ten years, or, in the case of ISOs granted to an employee who owns more than 10% of New Nth Cycle, five years from the date of grant. No dividends or dividend equivalents will be payable with respect to stock options or SARs.
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Restricted Stock. Restricted stock is an award of shares of New Nth Cycle Common Stock that are subject to certain vesting conditions and other restrictions and that are nontransferable prior to vesting. The plan administrator may determine the terms and conditions of restricted stock awards, including the number of shares awarded, the purchase price, if any, to be paid by the recipient, the applicable vesting conditions, and any rights to acceleration thereof. The New Nth Cycle Incentive Plan provides that dividends paid with respect to restricted stock prior to vesting will be paid to the participant holding such restricted stock only as and to the extent that the applicable vesting conditions are subsequently satisfied. Dividends paid with respect to the portion of a restricted stock award that fails to vest will be forfeited.
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RSUs. RSUs are contractual promises to deliver cash or shares of New Nth Cycle Common Stock in the future, which may also remain forfeitable unless and until specified conditions are met. The terms and conditions applicable to RSUs are determined by the plan administrator, subject to the conditions and limitations contained in the New Nth Cycle Incentive Plan.
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Other Stock or Cash Based Awards. Other stock or cash based awards are awards of cash, fully vested shares of New Nth Cycle Common Stock and other awards valued wholly or partially by reference to, or otherwise based on, shares of New Nth Cycle Common Stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled.
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Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of New Nth Cycle Common Stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents may be paid currently or credited to an account for the participant as of the dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Under the New Nth Cycle Incentive Plan, dividend equivalents paid with respect to an award prior to vesting will be paid to the participant holding such award only as and to the extent that the applicable vesting conditions are subsequently satisfied. Dividend equivalents paid with respect to the portion of an award that fails to vest will be forfeited.

Adjustments; Corporate Transactions. In the event of certain changes in New Nth Cycle’s corporate structure, including any dividend, distribution, combination, merger, recapitalization or other corporate transaction, the plan administrator may make appropriate adjustments to the terms and conditions of outstanding awards under the New Nth Cycle Incentive Plan to prevent dilution or enlargement of the benefits or intended benefits under the New Nth Cycle Incentive Plan, to facilitate the transaction or event or to give effect to applicable changes in law or accounting standards. In addition, in the event of certain non-reciprocal transactions with New Nth Cycle’s stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the New Nth Cycle Incentive Plan and outstanding awards granted thereunder.

Effect of Non-Assumption in Change in Control. In the event a change in control (as defined in the New Nth Cycle Incentive Plan) occurs and a participant’s award is not continued, converted, assumed or replaced by New Nth Cycle or a successor entity with an award (which may include, without limitation, an award of cash or other property) with substantially the same value as, and vesting terms that are no less favorable than those applicable to, the underlying award (as determined by the plan administrator), in each case, as of immediately prior to the change in control, and provided the participant has not had a termination of service, then, immediately prior to the change in control, the award will become fully vested and exercisable and/or payable, as applicable, and all forfeiture, repurchase and other restrictions on such award will lapse, in which case, such award, to the extent in the money, will be cancelled upon the consummation of the change in control in exchange for the right to receive the consideration payable to other holders of New Nth Cycle Common Stock in the change in control.

Repricings. The plan administrator may, without shareholder approval, reduce the exercise price of any outstanding stock option or SAR, cancel any outstanding stock option or SAR in exchange for cash, or cancel any outstanding stock option or SAR in exchange for cash, options, SARs or other awards with an exercise price per share that is less than the exercise price per share of the original stock options or SARs.

Amendment and Termination. The New Nth Cycle Board may amend, suspend, or terminate the New Nth Cycle Incentive Plan at any time; provided that no amendment (other than an amendment that increases the number of shares reserved for issuance under the New Nth Cycle Incentive Plan, is permitted by the applicable award agreement or is made pursuant to applicable tax or securities laws) may materially and adversely affect any outstanding awards under the New Nth Cycle Incentive Plan without the affected participant’s consent. Stockholder approval will be required for any amendment to the New Nth Cycle Incentive Plan to increase the aggregate number of shares of New Nth Cycle Common Stock that may be issued under the New Nth Cycle Incentive Plan (other than due to adjustments as a result of share dividends, reclassifications, share splits, consolidations or other similar corporate transactions), to the extent necessary to comply with applicable laws or to increase the limitation on the sum of cash compensation and the aggregate fair value of awards granted to a non-employee director during any fiscal year. An ISO may not be granted under the New Nth Cycle Incentive Plan after ten (10) years from the earlier of the date the Kensington Board adopted the New Nth Cycle Incentive Plan or the date on which Kensington’s shareholders approve the New Nth Cycle Incentive Plan.

Foreign Participants, Clawback Provisions and Transferability. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards granted under the New Nth Cycle Incentive Plan will be subject to New Nth Cycle’s clawback policy adopted in compliance with SEC rules and NYSE listing standards, as well as to any other applicable New Nth Cycle clawback policy. Awards under the New Nth Cycle Incentive Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant.

Material U.S. Federal Income Tax Consequences

The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the New Nth Cycle Incentive Plan. This summary deals with the general United States federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

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Non-Qualified Stock Options. If an optionee is granted an NSO under the New Nth Cycle Incentive Plan, the optionee should not have taxable income on the grant of the option. Generally, the optionee should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The optionee’s basis in New Nth Cycle Common Stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of New Nth Cycle Common Stock on the date the optionee exercises such option. Any subsequent gain or loss should be taxable as long-term or short-term capital gain or loss. New Nth Cycle or its subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income, subject to Code limitations.

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Incentive Stock Options. A participant receiving ISOs should not recognize taxable income upon grant or at the time of exercise. However, the excess of the fair market value of the shares of New Nth Cycle Common Stock received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock should be treated as long-term capital gain or loss, and New Nth Cycle should not be entitled to any deduction. If the holding period requirements are not met, the ISO should be treated as one that does not meet the requirements of the Code for ISOs and the participant should recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. New Nth Cycle and its subsidiaries or affiliates generally are not entitled to a federal income tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares, subject to Code limitations.
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Restricted Stock Units. A participant generally will not recognize taxable income upon grant of restricted stock units. When cash or shares of common stock are delivered under the terms of the award, the participant should recognize ordinary income equal to the cash payment or the fair market value of the shares delivered, as the case may be, less any amount (if any) paid by the participant for such shares, and New Nth Cycle and its subsidiaries or affiliates generally should be entitled to a corresponding deduction at that time, subject to Code limitations.
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Other Awards. The current federal income tax consequences of other awards authorized under the New Nth Cycle Incentive Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NSOs; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through an election under Section 83(b) of the Code); dividend equivalents and other stock or cash based awards are generally subject to tax at the time of payment. New Nth Cycle and its subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the participant recognizes ordinary income, subject to Code limitations.

Section 409A of the Code

Certain types of awards under the New Nth Cycle Incentive Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the New Nth Cycle Incentive Plan and awards granted under the New Nth Cycle Incentive Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from the requirements of Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the plan administrator, the New Nth Cycle Incentive Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

Plan Benefits

The benefits or amounts that may be received or allocated to participants under the New Nth Cycle Incentive Plan will be determined at the discretion of the plan administrator and are not currently determinable.

Vote Required for Approval

The approval of the New Nth Cycle Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Kensington Ordinary Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal, assuming a valid quorum is established.

The New Nth Cycle Incentive Plan Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the New Nth Cycle Incentive Plan Proposal will have no effect, even if approved by holders of Kensington Ordinary Shares.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the New Nth Cycle Incentive Plan be adopted and approved.”

Recommendation of the Kensington Board

THE KENSINGTON BOARD UNANIMOUSLY RECOMMENDS THAT KENSINGTON SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NEW NTH CYCLE INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of Kensington’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Kensington and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and Kensington’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See Proposal No. 1 — “The Business Combination Proposal — Interests of Certain Kensington Persons in the Business Combination” for a further discussion.

PROPOSAL NO. 7 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the chairman of the Kensington Board to submit a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary, or convenient, (i) to permit further solicitation and vote of proxies in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals, (ii) if Kensington determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Domestication, the Mergers or any other Transaction. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the Sponsor, Kensington and their members and shareholders, respectively, to make purchases of Kensington Ordinary Shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be put to the extraordinary general meeting. See “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Kensington Persons in the Business Combination”.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the extraordinary general meeting and is not approved by the shareholders, the chairman of the Kensington Board may not be able to adjourn the extraordinary general meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a simple majority of the Kensington Ordinary Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

The Adjournment Proposal is not conditioned upon any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that, the adjournment of the extraordinary general meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more proposals at the extraordinary general meeting, (ii) if Kensington determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Domestication, the Merger or any other transaction contemplated by the Business Combination Agreement or the related agreements, be approved.”

Recommendation of the Kensington Board

THE KENSINGTON BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of Kensington’s directors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Kensington and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and Kensington’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Kensington Persons in the Business Combination” for a further discussion of these considerations.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE REDEMPTION AND THE DOMESTICATION

The following is a discussion of certain U.S. federal income tax considerations generally applicable to Public Shareholders of Kensington Class A Shares and Kensington Warrants of the Domestication and exercise of redemption rights. The following discussion also summarizes certain U.S. federal income tax consequences for U.S. Holders and non-U.S. Holders (in each case, as defined below) of owning and disposing of shares of New Nth Cycle Common Stock or Post-Domestication Warrants. The following discussion applies only to Public Shareholders that hold their Kensington Class A Shares or Kensington Warrants as capital assets for U.S. federal income tax purposes (generally, as property held for investment). This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

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banks, financial institutions or financial services entities;
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broker-dealers;
•
the Sponsor or its affiliates;
•
foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulations Section 1.367(b)-3(b)(1)(ii);
•
taxpayers that are subject to the mark-to-market accounting rules;
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tax-exempt entities;
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governments or agencies or instrumentalities thereof;
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insurance companies;
•
regulated investment companies or real estate investment trusts;
•
expatriates or former long-term residents of the United States;
•
persons that directly, indirectly or constructively own five percent or more of our voting shares or five percent or more of the total value of all classes of our shares, except as specifically discussed under the caption heading “— Effects of Section 367 on U.S. Holders”;
•
persons that acquired our securities pursuant to an exercise of employee share options or upon payout of a restricted stock unit, in connection with employee share incentive plans or otherwise as compensation;
•
U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;
•
persons that hold Kensington Class A Shares or Kensington Warrants as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;
•
PIPE Investors;
•
controlled foreign corporations;
•
foreign controlled foreign corporations; or
•
passive foreign investment companies.

This discussion, as well as the opinion of Hughes Hubbard & Reed LLP described below, is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. This discussion is subject to change or differing interpretations, which could apply retroactively and could affect the tax considerations described herein. This discussion does not address the special tax accounting rules under Section 451(b) of the Code, any alternative minimum tax, or U.S. federal taxation other than U.S. federal income taxation (such as estate or gift taxation, or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and will not seek any ruling from the IRS regarding any U.S. federal income tax consideration described herein. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

This discussion does not consider the tax treatment of partnerships (or any entities or arrangements characterized as partnerships for U.S. federal income tax purposes) or persons who hold our securities through such entities or arrangements. If a partnership (or any entity or arrangement characterized as a partnership for U.S. federal income tax purposes) is the beneficial owner of Kensington Class A Shares or Kensington Warrants, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships (and entities or arrangements characterized as partnerships for U.S. federal income tax purposes) holding any Kensington Class A Shares or Kensington Warrants and persons that are treated as partners of such partnerships are urged to consult with their tax advisors as to the particular U.S. federal income tax consequences of the Domestication and an exercise of redemption rights to them.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY. EACH HOLDER IS URGED TO CONSULT WITH ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION AND AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS.

U.S. Holders

As used herein, a “U.S. Holder” is a beneficial owner of Kensington Class A Shares or Kensington Warrants who or that is, for U.S. federal income tax purposes:

•
an individual citizen or resident of the United States,
•
a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia,
•
an estate whose income is subject to U.S. federal income tax regardless of its source, or
•
a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person under the Code.

Effects of the Domestication on U.S. Holders

The discussion under this heading “— Effects of the Domestication on U.S. Holders” constitutes the opinion of Hughes Hubbard & Reed LLP, special U.S. tax counsel to Kensington, insofar as it addresses the material U.S. federal income tax considerations of the Domestication for Public Shareholders with respect to their Kensington Class A Shares and Kensington Warrants, and discusses matters of U.S. federal income tax law and regulations or legal conclusions with respect thereto, based on, and subject to, qualifications, assumptions and limitations stated herein and in the opinion included as Exhibit 8.1 hereto, as well as representations and covenants of Kensington (the “Domestication Tax Opinion”). If any of the assumptions, representations or covenants on which the Domestication Tax Opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with or there is a subsequent change in applicable law, the validity of the Domestication Tax Opinion may be adversely affected and the tax consequences of the Domestication could differ from those described herein. An opinion of counsel is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the Domestication Tax Opinion or that a court would not sustain such a challenge.

The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization includes a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Domestication, Kensington will change its jurisdiction of incorporation from the Cayman Islands to Delaware.

Based on, and subject to, qualifications, assumptions and limitations stated herein and in the opinion included as Exhibit 8.1 hereto, Hughes Hubbard & Reed LLP is of the opinion that the Domestication should qualify as an F Reorganization. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation holding only investment-type assets, such as Kensington, this result is not entirely clear. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position. If the Domestication qualifies as an F Reorganization, U.S. Holders of Kensington Class A Shares or Kensington Warrants generally should not recognize gain or loss for U.S. federal income tax purposes on the Domestication, except as provided below under the caption headings “— Effects of Section 367 on U.S. Holders” and “— PFIC Considerations,” and the Domestication should be treated for U.S. federal income tax purposes as if Kensington (i) transferred all of its assets and liabilities to New Nth Cycle in exchange for all of the outstanding common stock and warrants of New Nth Cycle; and (ii) then distributed such common stock and warrants of New Nth Cycle to the holders of securities of Kensington in liquidation of Kensington. The taxable year of Kensington will be deemed to end on the date of the Domestication.

If the Domestication fails to qualify as an F Reorganization, subject to the PFIC rules described in further detail below, a U.S. Holder generally would recognize gain or loss with respect to its Kensington Class A Shares or Kensington Warrants in an amount equal to the difference, if any, between the fair market value of the corresponding shares of New Nth Cycle Common Stock or Post-Domestication Warrants received or deemed received in the Domestication and the U.S. Holder’s adjusted tax basis in its Kensington Class A Shares or Kensington Warrants converted or deemed converted therefor. In such event, such U.S. Holder’s basis in the shares of New Nth Cycle Common Stock or Post-Domestication Warrants would be equal to their respective fair market values on the date of the Domestication and such U.S. Holder’s holding period for New Nth Cycle Common Stock or Post-Domestication Warrants would begin on the day following the date of the Domestication. The remainder of this discussion assumes that the Domestication will qualify as an F Reorganization.

Although the redemptions of U.S. Holders that exercise redemption rights with respect to Kensington Class A Shares will occur prior to the Domestication, it is possible that the IRS could assert that for U.S. federal income tax purposes such redemptions should be treated as occurring after the Domestication. If such redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of the Domestication. All holders considering exercising redemption rights with respect to their Public Shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights.

Basis and Holding Period Considerations

Subject to the discussion of PFIC considerations below: (i) the tax basis of a share of New Nth Cycle Common Stock or Post-Domestication Warrant received or deemed received by a U.S. Holder in the Domestication will equal the U.S. Holder’s tax basis in the Kensington Class A Share or Kensington Warrant converted or deemed converted therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below) and (ii) the holding period for a share of New Nth Cycle Common Stock or Post-Domestication Warrant received or deemed received by a U.S. Holder will include such U.S. Holder’s holding period for the Kensington Class A Share or Kensington Warrant converted or deemed converted therefor.

See “— Allocation of Purchase Price and Characterization of a Kensington Original Unit and Kensington New Unit” and “— Potential Deemed Distribution of Kensington Class 2 Warrant in Connection with the Business Combination” below for a discussion regarding the initial tax basis and holding periods of the Kensington Class A Shares and Kensington Warrants included as part of the Kensington Original Units.

Effects of Section 367 on U.S. Holders

Section 367 of the Code applies to certain transactions involving foreign corporations, including a domestication of a foreign corporation in an F Reorganization. Section 367 of the Code imposes U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Domestication.

A.
U.S. Holders that Own 10% or More of Kensington

Subject to the PFIC discussion below, a U.S. Holder who, on the date of the Domestication beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of Kensington stock entitled to vote or 10% or more of the total value of all classes of Kensington stock (a “U.S. Shareholder”), must include in income as a dividend the “all earnings and profits amount” attributable to the Kensington Class A Shares it directly owns, within the meaning of the Treasury Regulations under Section 367 of the Code. A U.S. Holder’s ownership of Kensington Warrants will be taken into account in determining whether such U.S. Holder is a U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a U.S. Shareholder and all U.S. Holders are urged to consult with their tax advisors with respect to these attribution rules.

A U.S. Shareholder’s all earnings and profits amount with respect to its Kensington Class A Shares is the net positive earnings and profits (if any) of Kensington (as determined under Treasury Regulations under Section 367) attributable to such Kensington Class A Shares (as determined under Treasury Regulations under Section 367). Treasury Regulations under Section 367 provide that the “all earnings and profits amount” attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code but without regard to any gain that would be realized on a sale or exchange of such Kensington Class A Shares. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

Kensington does not expect to have significant, if any, cumulative net earnings and profits on the date of the Domestication. If Kensington’s cumulative net earnings and profits through the date of the Domestication are less than or equal to zero, then a U.S. Shareholder should not be required to include in gross income the all earnings and profits amount with respect to its Kensington Class A Shares. If Kensington’s cumulative net earnings and profits are greater than zero, then a U.S. Shareholder would be required to include all of its attributable earnings and profits amount in income as a deemed dividend under Treasury Regulations under Section 367 as a result of the Domestication.

B.
U.S. Holders that Own Less Than 10 Percent of Kensington

Subject to the PFIC discussion below, a U.S. Holder who, on the date of the Domestication, beneficially owns (directly, indirectly or constructively) Kensington Class A Shares with a fair market value of $50,000 or more and is not a U.S. Shareholder will recognize gain (but not loss) with respect to its Kensington Class A Shares in the Domestication or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such holder’s Kensington Class A Shares as described below.

Unless such a U.S. Holder makes the “all earnings and profits election” as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to New Nth Cycle Common Stock received in the Domestication in an amount equal to the excess of the fair market value of such New Nth Cycle Common Stock over the U.S. Holder’s adjusted tax basis in the Kensington Class A Shares deemed surrendered in exchange therefor.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the all earnings and profits amount attributable to its Kensington Class A Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

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a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);
•
a complete description of the Domestication;
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a description of any stock, securities or other consideration transferred or received in the Domestication;
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a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;
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a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from Kensington establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s Kensington Class A Shares and (B) a representation that the U.S. Holder has notified Kensington (or New Nth Cycle) that the U.S. Holder is making the election; and
•
certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations; provided that if Kensington has never had earnings and profits, a U.S. Holder may, in lieu of the information described in clauses (iv) through (vi) above, provide a statement from New Nth Cycle that Kensington has never had any earnings and profits.

In addition, the election must be attached by an electing U.S. Holder to its timely filed U.S. federal income tax return for the year of the Domestication, and (unless the U.S. Holder has received a statement from New Nth Cycle to the effect that Kensington has never had any earnings and profits) the U.S. Holder must send notice of making the election to New Nth Cycle no later than the date such tax return is filed. Kensington and Nth Cycle have agreed in the Business Combination Agreement to reasonably cooperate with the shareholders of Kensington prior to the Closing Date to make available to any such shareholder who so requests information reasonably necessary for such shareholder (or its direct or indirect owners) to compute any income or gain arising under Section 367(b) of the Code (including by publicly posting information necessary to make all earnings and profits elections).

Kensington does not expect to have significant, if any, cumulative earnings and profits through the date of the Domestication, and if that proves to be the case, U.S. Holders who make this election are not expected to have a significant, if any, income inclusion under Section 367(b) of the Code, provided that the U.S. Holder properly executes the election and complies with the applicable notice requirements described above.

EACH U.S. HOLDER IS URGED TO CONSULT WITH ITS TAX ADVISOR REGARDING WHEN AND WHETHER TO MAKE THIS ELECTION AND, IF THE ELECTION IS DETERMINED TO BE ADVISABLE, THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO THIS ELECTION AND THE CONSEQUENCES OF MAKING AN ELECTION.

C.
U.S. Holders that Own Kensington Class A Shares with a Fair Market Value of Less Than $50,000

Subject to the “—PFIC Considerations” discussion below, a U.S. Holder who, on the date of the Domestication, beneficially owns (directly, indirectly or constructively) Kensington Class A Shares with a fair market value less than $50,000 should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication, and generally should not be required to include any part of the all earnings and profits amount in income.

ALL U.S. HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367 OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

Tax Consequences for U.S. Holders of Kensington Warrants

Subject to the considerations described above relating to a U.S. Holder’s ownership of Kensington Warrants being taken into account in determining whether such U.S. Holder is a U.S. Shareholder for purposes of Section 367(b) of the Code, and the “— PFIC Considerations” discussion below, a U.S. Holder of Kensington Warrants should not be subject to U.S. federal income tax as a result of the Domestication.

PFIC Considerations

In addition to the discussion under the heading “—Effects of Section 367 on U.S. Holders” above, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code.

A.
Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, interest income earned by Kensington would be considered to be passive income and cash held by Kensington would be considered to be a passive asset.

B.
PFIC Status of Kensington

Based upon the composition of its income and assets, and upon a review of its financial statements, Kensington believes that it will likely be considered a PFIC for its taxable year that ends as a result of the Domestication.

C.
Effects of PFIC Rules on the Domestication

Section 1291(f) of the Code requires that, to the extent provided in the Treasury Regulations, a United States person who disposes of stock of a PFIC (including for this purpose converting warrants for newly issued warrants in the Domestication) recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations may require gain recognition to a U.S. Holder of Kensington Class A Shares and Kensington Warrants upon the Domestication if:

•
Kensington were classified as a PFIC at any time during such U.S. Holder’s holding period in such Kensington Class A Shares or Kensington Warrants, and
•
in the case of Kensington Class A Shares, the U.S. Holder had not made (a) a timely QEF Election (as defined below) for each taxable year in which the U.S. Holder owned such Kensington Class A Shares during which Kensington was a PFIC (or if the QEF Election is not made in the first taxable year in the U.S. Holder's holding period, a QEF Election along with a purging election), or (b) a mark-to-market election (as defined below) with respect to such Kensington Class A Shares. Generally, Treasury Regulations provide that neither election applies to Kensington Warrants.

Under these rules:

•
the U.S. Holder’s gain would be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s Kensington Class A Shares or Kensington Warrants;
•
the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which Kensington was a PFIC, will be taxed as ordinary income;
•
the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•
an additional tax equal to the interest charge generally applicable to underpayments of tax could be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

Any “all earnings and profits amount” included in income by a U.S. Holder as a result of the Domestication (discussed under the heading “— Effects of Section 367 on U.S. Holders” above) would generally be treated as gain subject to these rules.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply. Therefore, if Kensington is treated as a PFIC, U.S. Holders of Kensington Class A Shares that have not made a timely QEF Election (or a QEF Election along with a purging election) or a mark-to-market election (each as defined below) may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Domestication with respect to their Kensington Class A Shares and Kensington Warrants in the manner set forth above. A U.S. Holder that made a timely QEF Election (or a QEF Election along with a purging election) would generally not be subject to the adverse PFIC rules discussed above with respect to its Kensington Class A Shares but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of Kensington, whether or not such amounts are actually distributed.

The application of the PFIC rules to warrants is unclear. A proposed Treasury Regulation issued under the PFIC rules with a retroactive effective date generally treats an “option” (which would include a Kensington Warrant) to acquire the stock of a PFIC as stock of the PFIC, while a final Treasury Regulation issued under the PFIC rules provides that the QEF Election does not apply to options and no mark-to-market election (as described below) is currently available with respect to options. Therefore, it is possible that the proposed Treasury Regulations if finalized in their current form would apply to cause gain recognition with respect to Kensington Warrants as a result of the Domestication.

Any gain recognized by a U.S. Holder of Kensington Class A Shares or Kensington Warrants as a result of the Domestication pursuant to PFIC rules would be taxable income to such U.S. Holder, taxed under the PFIC rules in the manner set forth above, with no corresponding receipt of cash.

ALL U.S. HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE POTENTIAL EFFECTS OF THE PFIC RULES ON THE DOMESTICATION, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

D.
QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of Kensington Class A Shares (but not Kensington Warrants) if Kensington is classified as a PFIC will depend on whether the U.S. Holder will make a timely and effective election to treat Kensington as a “qualified electing fund” under Section 1295 of the Code for each taxable year in the U.S. Holder’s holding period of Kensington Class A Shares during which Kensington qualified as a PFIC (a “QEF Election”) or, if the QEF Election is not made in the first taxable year in the U.S. Holder's holding period, the U.S. Holder made a QEF Election along with a purging election. A purging election creates a deemed sale of the U.S. Holder’s Kensington Class A Shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to the purging election subject to the special PFIC tax and interest charge rules described above. As a result of any such purging election, the U.S. Holder would have a new basis and holding period in its Kensington Class A Shares. U.S. Holders are urged to consult with their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

A U.S. Holder that makes a QEF Election is required to include in income on an annual basis its share of the PFIC’s net capital gain and ordinary income, if any. A U.S. Holder’s ability to make a QEF Election (or a QEF Election along with a purging election) with respect to Kensington is contingent upon, among other things, the provision by New Nth Cycle (as successor to Kensington) of information required by a U.S. Holder to make the QEF election (generally, such U.S. Holder’s pro rata share of Kensington’s ordinary earnings and net capital gain for a taxable year, or such other information that is reasonably necessary for the U.S. Holder to calculate such amounts). Kensington and Nth Cycle have agreed in the Business Combination Agreement to publicly post a PFIC annual information statement to enable such holders to make a QEF Election. As discussed further above, a U.S. Holder is not able to make a QEF Election with respect to Kensington Warrants.

The impact of the PFIC rules on a U.S. Holder of Kensington Class A Shares may also depend on whether the U.S. Holder has made an election under Section 1296 of the Code. U.S. Holders who hold (directly, indirectly or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including the NYSE, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value (a “mark-to-market election”). No assurance can be given that the Kensington Class A Shares are considered to be marketable stock for purposes of the mark-to-market election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders will generally not be subject to the special taxation rules of Section 1291 of the Code discussed herein. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Kensington Class A Shares at the end of its taxable year over its adjusted tax basis in its Kensington Class A Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted tax basis in its Kensington Class A Shares over the fair market value of its Kensington Class A Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Kensington Class A Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Kensington Class A Shares will be treated as ordinary income. However, if the mark-to-market election is not made by the U.S. Holder for the first taxable year of its holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Class A Shares. A mark-to-market election is not available with respect to Kensington Warrants.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE, THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Effects on U.S. Holders of Exercising Redemption Rights

Upon the redemption of a Public Share, the three-quarters of one Kensington Class 2 Warrant attached to such Public Share will expire. If the Kensington Class 2 Warrants are treated as outstanding for U.S. federal income tax purposes from the time of the issuance of the Kensington Original Units (see “— Allocation of Purchase Price and Characterization of a Kensington Original Unit and Kensington New Unit” below), the redemption of a Public Share should be treated as a redemption of a Public Share and the fractional Kensington Class 2 Warrant associated with such Public Share, and the redemption price should be allocated between the Public Share and the three-quarters of one Kensington Class 2 Warrant based upon their then relative fair market values. The redemption of the Kensington Class 2 Warrants generally will be treated as a taxable disposition to the U.S. Holder, taxed as described below under “— Sale, Exchange or Other Disposition of Shares of New Nth Cycle Common Stock and Post-Domestication Warrants.” If the Kensington Class 2 Warrants are not treated as outstanding for U.S. federal income tax purposes prior to the consummation of the Business Combination (see “— Allocation of Purchase Price and Characterization of a Kensington Original Unit and Kensington New Unit” and “— Potential Deemed Distribution of Kensington Class 2 Warrant in Connection with the Domestication”), only the Public Shares (and not the Kensington Class 2 Warrants) would be treated as redeemed and the redemption price would be wholly allocated to the Public Shares that are being redeemed.

The U.S. federal income tax consequences to a U.S. Holder of Public Shares that exercises its redemption rights to receive cash from the Trust Account in exchange for all or a portion of its Public Shares will depend on whether the redemption qualifies as a sale of Public Shares redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. Holder’s Public Shares redeemed, such U.S. Holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received that is allocated to the Public Shares and such U.S. Holder’s tax basis in the Public Shares redeemed. Any such capital gain or loss generally will be short-term capital gain or loss if the U.S. Holder’s holding period for the Public Shares so disposed of does not exceed one year.

Whether a redemption qualifies for sale treatment will depend largely on the total number of Public Shares treated as owned by the U.S. Holder (including any shares constructively owned by the U.S. Holder as a result of owning warrants) relative to all of New Nth Cycle’s shares outstanding both before and after such redemption. The redemption of Public Shares generally will be treated as a sale of such shares (rather than as a corporate distribution) if such redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in New Nth Cycle or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests is satisfied, a U.S. Holder takes into account not only Public Shares actually owned by the U.S. Holder, but also Public Shares that are constructively owned by it. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any Public Shares the U.S. Holder has a right to acquire by exercise of an option, which would generally include Public Shares that could be acquired pursuant to the exercise of the warrants that it owns at the time of the redemption.

For a redemption to meet the substantially disproportionate test, the percentage of New Nth Cycle’s issued and outstanding voting shares actually and constructively owned by the U.S. Holder immediately following the redemption of Public Shares must, among other requirements, be less than 80% of the percentage of New Nth Cycle’s issued and outstanding voting shares actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the Public Shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of such shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other Public Shares. The redemption of the Public Shares will not be essentially equivalent to a dividend with respect to a U.S. Holder if it results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in New Nth Cycle. Whether the redemption will result in a meaningful reduction of a U.S. Holder’s proportionate interest in New Nth Cycle will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly-held corporation that exercises no control over corporate affairs may constitute such a “meaningful reduction.” U.S. Holders are urged to consult with their tax advisors as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of New Nth Cycle’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of any such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its other Public Shares (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed Public Shares. After the application of those rules, any remaining tax basis of the U.S. Holder in Public Shares redeemed will generally be added to the U.S. Holder’s adjusted tax basis in its remaining Public Shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its warrants or possibly in other Public Shares constructively owned by such U.S. Holder.

Although the redemptions of U.S. Holders that exercise redemption rights with respect to Kensington Class A Shares will occur prior to the Domestication, it is possible that the IRS could assert that for U.S. federal income tax purposes such redemptions should be treated as occurring after the Domestication. If such redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the Domestication as well as potential tax consequences of the U.S. federal income tax rules relating to PFICs (discussed further above).

ALL U.S. HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR PUBLIC SHARES PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.

Allocation of Purchase Price and Characterization of a Kensington Original Unit and Kensington New Unit

No statutory, administrative or judicial authority directly addresses the treatment of a Kensington Original Unit or a Kensington New Unit or an instrument similar to a Kensington Original Unit or a Kensington New Unit for U.S. federal income tax purposes and, therefore, that treatment is not entirely clear. The acquisition of a Kensington Original Unit should have been treated for U.S. federal income tax purposes as the acquisition of one Kensington New Unit and one-quarter of one Kensington Class 1 Warrant (which after the Domestication could be used to acquire one share of New Nth Cycle Common Stock), and the owner of a Kensington Original Unit should generally be treated for U.S. federal income tax purposes as the owner of a Kensington New Unit and one-quarter of one Kensington Class 1 Warrant. We have treated the acquisition of a Kensington Original Unit in this manner and, by purchasing a Kensington Original Unit, you have agreed to adopt such treatment for U.S. federal income tax purposes.

The tax treatment of a Kensington New Unit is unclear and depends on whether the Kensington Class 2 Warrants were treated as outstanding for U.S. federal income tax purposes from the time of the issuance of the Kensington Original Units, as opposed to not being outstanding prior to the Business Combination. If the Kensington Class 2 Warrants were treated as outstanding at the time of issuance of the Kensington Original Units, then the acquisition of a Kensington New Unit should have been treated as the acquisition of one Kensington Class A Share and three-quarters of one Kensington Class 2 Warrant, and the holder of a Kensington New Unit should generally be treated for U.S. federal income tax purposes as the owner of a Kensington Class A Share (or after the Domestication, the holder of one share of New Nth Cycle Common Stock) and three-quarters of one Kensington Class 2 Warrant. In such a case, the discussions under “— Effects of the Domestication on U.S. Holders” and “— PFIC Considerations” would apply to the Kensington Class 2 Warrants and the treatment of a disposition of a Kensington New Unit (including as a result of a redemption) should be similar to the treatment of a disposition of a Kensington Original Unit, described below. Except as provided in “— Potential Deemed Distribution of Kensington Class 2 Warrant in Connection with the Business Combination,” below, the remainder of this discussion assumes that the Kensington Class 2 Warrants were outstanding at the time of issuance of the Kensington Original Units and that the characterization of the Kensington Original Units and Kensington New Units described above is respected for U.S. federal income tax purposes.

For U.S. federal income tax purposes, each holder of a Kensington Original Unit is required to allocate the purchase price paid by such holder for such Kensington Original Unit between the one Kensington Class A Share, one-quarter of one Kensington Class 1 Warrant and three-quarters of one Kensington Class 2 Warrant based on the relative fair market value of each at the time of acquisition. Similarly, each holder of a Kensington New Unit is required to allocate the purchase price paid by such holder for such Kensington New Unit between the one Kensington Class A Share and three-quarters of one Kensington Class 2 Warrant based on the relative fair market value of each at the time of acquisition. Under U.S. federal income tax law, each holder must make his or her own determination of such value based on all the relevant facts and circumstances, and we urge such holder to consult his or her tax adviser regarding the determination of value for these purposes.

The price allocated to each Kensington Class A Share, Kensington Class 1 Warrant and Kensington Class 2 Warrant should be the holder’s initial tax basis in such share or warrant, as the case may be, and will be used to calculate the tax basis of a share of New Nth Cycle Common Stock or Post-Domestication Warrant received or deemed received by a U.S. Holder in the Domestication. See the discussion above under the heading “— Basis and Holding Period Considerations.”

The foregoing treatment of the shares and warrants and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the units and new units, no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, each prospective investor is urged to consult its own tax advisors regarding the tax consequences of an investment in a Kensington Original Unit (including alternative characterizations).

Potential Deemed Distribution of Kensington Class 2 Warrant in Connection with the Business Combination

If the Kensington Class 2 Warrants are not treated as outstanding during the period between the issuance of the Kensington Original Units and the consummation of the Business Combination, the acquisition of a Kensington New Unit would have been treated as the acquisition of a Kensington Class A Share and the discussions under “— Effects of the Domestication on U.S. Holders” and “— PFIC Considerations” would not apply to the Kensington Class 2 Warrants. Holders that do not elect to redeem their Kensington Class A Share and who receive in exchange for their Kensington New Units shares of New Nth Cycle Common Stock and Kensington Class 2 Warrants at the time of the Business Combination should be treated for U.S. federal income tax purposes as having received a distribution of Kensington Class 2 Warrants at such time.

Although the authorities governing transactions such as the distribution of such Kensington Class 2 Warrant are complex and unclear in certain respects, we expect that a holder of Kensington New Units deemed to receive Kensington Class 2 Warrants in connection with the Business Combination should not be treated as receiving a taxable distribution. This general rule is subject to exceptions, including for “disproportionate distributions.” A disproportionate distribution is a distribution or a series of distributions, including deemed distributions, that has the effect of the receipt of cash or other property by some shareholders and an increase in the proportionate interest of other shareholders in a corporation’s assets or earnings and profits. For this purpose, distributions of cash or other property incident to an “isolated” redemption of stock do not cause a distribution or series of distributions to be disproportionate. Although not entirely clear, under these rules, we do not expect the distribution (for tax purposes) of Kensington Class 2 Warrants in connection with the consummation of the Business Combination to be treated as a disproportionate distribution.

If the distribution is non-taxable to a U.S. Holder, and the Kensington Class 2 Warrants that the U.S. Holder is deemed to receive in the distribution have a fair market value equal to 15% or more of the fair market value of the U.S. Holder’s Public Shares on the date of the Business Combination, the U.S. Holder must allocate its adjusted tax basis in its Public Shares between the Public Shares and the Kensington Class 2 Warrants in proportion to their relative fair market values at that time. Otherwise, the U.S. Holder’s tax basis in the Kensington Class 2 Warrants that the U.S. Holder is deemed to receive in the distribution will be zero unless the U.S. Holder irrevocably elects, in its U.S. federal income tax return for the taxable year in which the Kensington Class 2 Warrants are deemed received, to allocate its adjusted tax basis in its Public Shares between the Public Shares and the Kensington Class 2 Warrants as described in the foregoing sentence.

If the treatment of the distribution as tax-free is determined by the IRS or a court to be incorrect, a holder receiving the Kensington Class 2 Warrants may be treated as receiving a distribution in an amount equal to the fair market value of such Kensington Class 2 Warrants at that time. Holders are urged to consult their tax advisors in this regard.

Distributions on Shares of New Nth Cycle Common Stock

A U.S. Holder generally will be required to include in gross income as a dividend the amount of any cash distribution paid with respect to shares of New Nth Cycle Common Stock to the extent the distribution is paid out of New Nth Cycle’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A distribution in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its shares of New Nth Cycle Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the shares of New Nth Cycle Common Stock and will be treated as described under “— Sale, Exchange or Other Disposition of Shares of New Nth Cycle Common Stock and Post-Domestication Warrants” below.

A dividend that New Nth Cycle pays to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, a dividend treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are satisfied, a dividend that New Nth Cycle pays to a non-corporate U.S. Holder may be taxed as “qualified dividend income” at the preferential tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the Public Shares converted into shares of New Nth Cycle Common Stock may have suspended the running of the applicable holding period for these purposes.

Sale, Exchange or Other Disposition of Shares of New Nth Cycle Common Stock and Post-Domestication Warrants

Upon a sale or other taxable disposition of shares of New Nth Cycle Common Stock or Post-Domestication Warrants, a U.S. Holder generally will recognize capital gain or loss. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of New Nth Cycle Common Stock or Post-Domestication Warrants so disposed of exceeds one year. It is unclear, however, whether the redemption rights described herein with respect to the Public Shares converted into New Nth Cycle Common Stock may have suspended the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. Holders are generally eligible to be taxed at reduced rates. The deductibility of capital losses for such holders is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its shares of New Nth Cycle Common Stock or Post-Domestication Warrants so disposed of. See “— Basis and Holding Period Considerations” above for discussion of a U.S. Holder’s adjusted tax basis in its shares of New Nth Cycle Common Stock and/or Kensington Warrants following the Domestication.

Non-U.S. Holders

As used herein, a “non-U.S. Holder” is a beneficial owner (other than a partnership or entity or arrangement treated as a partnership for U.S. federal income tax purposes) of Kensington Class A Shares or Kensington Warrants that is not a U.S. Holder.

Effects of the Domestication on Non-U.S. Holders

We do not expect the Domestication to result in any U.S. federal income tax consequences to non-U.S. Holders of Kensington Class A Shares and Kensington Warrants.

The following describes U.S. federal income tax considerations relating to the ownership and disposition of New Nth Cycle Common Stock and Post-Domestication Warrants by a non-U.S. Holder after the Domestication.

Distributions

In general, any distributions made to a non-U.S. Holder with respect to shares of New Nth Cycle Common Stock, to the extent paid out of New Nth Cycle’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its New Nth Cycle Common Stock and then, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such New Nth Cycle Common Stock, which will be treated as described under “— Sale, Exchange or Other Disposition of New Nth Cycle Common Stock and Post-Domestication Warrants” below.

Dividends paid by New Nth Cycle to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Sale, Exchange or Other Disposition of New Nth Cycle Common Stock and Post-Domestication Warrants

A non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of New Nth Cycle Common Stock or Post-Domestication Warrants unless:

•
such non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met, in which case any gain realized will generally be subject to a flat 30% U.S. federal income tax;

•
the gain is effectively connected with a trade or business of such non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), in which case such gain will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders, and any such gain of a non-U.S. Holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty); or
•
New Nth Cycle is or has been a U.S. real property holding corporation at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period and either (A) New Nth Cycle Common Stock is not regularly traded on an established securities market or (B) such non-U.S. Holder owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period, more than 5% of outstanding New Nth Cycle Common Stock.

If the third bullet point above applies to a non-U.S. Holder, gain recognized by such non-U.S. Holder on the sale, exchange or other disposition of New Nth Cycle Common Stock or Post-Domestication Warrants will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such New Nth Cycle Common Stock or Post-Domestication Warrants from a non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. New Nth Cycle will be classified as a U.S. real property holding corporation if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not expect that New Nth Cycle will be classified as a U.S. real property holding corporation immediately following the Business Combination. However, such determination is factual in nature and subject to change and no assurance can be provided as to whether New Nth Cycle will be a U.S. real property holding corporation with respect to a non-U.S. Holder following the Business Combination or at any future time.

Effects on Non-U.S. Holders of Exercising Redemption Rights

The U.S. federal income tax consequences to a non-U.S. Holder of Public Shares that exercises its redemption rights to receive cash from the Trust Account in exchange for all or a portion of its Public Shares will depend on whether the redemption qualifies as a sale of Public Shares redeemed, as described above under “— U.S. Holders—Effects on U.S. Holders of Exercising Redemption Rights.” Regardless of whether it is treated as a sale of Public Shares or as a corporate distribution on the Public Shares for U.S. federal income tax purposes, the redemption is not expected to result in any U.S. federal income tax consequences to the non-U.S. Holder unless such non-U.S. Holder holds such Public Shares in connection with a conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such non-U.S. Holder maintains in the United States). Non-U.S. Holders should consult their tax advisors regarding the possibility that the redemptions are treated for U.S. federal income tax purposes as occurring after the Domestication despite the redemptions occurring in form prior to the Domestication, including the U.S. federal income tax considerations to them of such treatment.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of shares of New Nth Cycle Common Stock. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a non-U.S. Holder will generally be allowed as a credit against such non-U.S. Holder’s U.S. federal income tax liability and may entitle such non-U.S. Holder to a refund, provided that the required information is furnished by such non-U.S. Holder to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including New Nth Cycle Common Stock or Post-Domestication Warrants) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which shares of New Nth Cycle Common Stock or Post-Domestication Warrants are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of New Nth Cycle Common Stock or Post-Domestication Warrants held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30% under FATCA, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” (as defined under applicable Treasury Regulations) or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury.

While withholding under FATCA generally would also apply to payments of gross proceeds from the sale or other disposition of securities (including shares of New Nth Cycle Common Stock or Post-Domestication Warrants), proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

All holders are urged to consult with their tax advisors regarding the possible implications of FATCA on their investment in New Nth Cycle Common Stock or Post-Domestication Warrants.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet as of December 31, 2025 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 present the combined financial information of Kensington and Nth Cycle after giving effect to the Business Combination and related transactions and related adjustments described in the accompanying notes. All amounts presented in this section are in thousands, except share and per share amounts.

Kensington was incorporated on December 4, 2025 in the Cayman Islands and is a publicly traded special purpose acquisition company listed on the New York Stock Exchange. Kensington was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Sponsor is Kensington Capital Sponsor VI LLC. Prior to the closing of the Business Combination, Kensington will domesticate as a Delaware corporation and be renamed “Nth Cycle Holdings, Inc.”, pursuant to the terms of the Business Combination Agreement.

Nth Cycle, Inc. was incorporated on August 2, 2020 as a Delaware corporation. Nth Cycle, Inc. is the parent company of two wholly-owned subsidiaries: Nth Cycle Holdings I LLC, established in December 2022, and Nth Cycle Netherlands B.V., established in December 2024.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined balance sheet as of December 31, 2025 combines the historical condensed balance sheet of Kensington as of December 31, 2025, as adjusted for Kensington's IPO, with the historical audited condensed consolidated balance sheet of Nth Cycle as of December 31, 2025, giving effect to the Business Combination and related transactions as if they had been consummated on December 31, 2025. Kensington and Nth Cycle have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 combines the historical condensed statement of operations of Kensington for the year ended December 31, 2025 with the historical condensed consolidated statement of operations of Nth Cycle for the year ended December 31, 2025, giving effect to the Business Combination and related transactions as if they had been consummated on January 1, 2025, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the audited historical financial statements of each of Nth Cycle and Kensington and the related notes thereto as of and for the year ended December 31, 2025, each of which are included in this proxy statement/prospectus, and the sections of this proxy statement/prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Kensington” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Nth Cycle”.

On July 21, 2026, Kensington and Nth Cycle entered into the Business Combination Agreement, pursuant to which the following will occur: (i) at least one day prior to the Closing, Kensington will domesticate as a Delaware corporation, (ii) on the day of the Closing, Merger Sub I will merge with and into Nth Cycle, with Nth Cycle surviving the First Merger as a wholly-owned subsidiary of Kensington, (iii) on the day of Closing and upon the completion of the First Merger, Nth Cycle will merge with and into Merger Sub II, with Merger Sub II surviving the Second Merger as a wholly-owned subsidiary of Kensington. Following the Closing, New Nth Cycle will be the publicly traded parent company, and its common stock is expected to be listed on the New York Stock Exchange under the ticker symbol “NTH.” The consideration payable to Nth Cycle’s equity holders consists entirely of shares of New Nth Cycle Common Stock, including the Earnout Consideration.

On July 21, 2026, Kensington also entered into the Securities Purchase Agreements with the PIPE Investors pursuant to which the PIPE Investors have agreed to purchase, at Closing, 4,000,000 shares of New Nth Cycle Common Stock for an aggregate purchase price of $40,000.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what New Nth Cycle's financial condition or results of operations would have been had the Business Combination and related transactions occurred on the date indicated. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of New Nth Cycle. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

The unaudited pro forma condensed combined financial information assumes that both Kensington shareholders and Nth Cycle stockholders approve the Business Combination and the PIPE Investment is consummated. The Public Shareholders may elect to redeem their Public Shares for cash even if they approve the Business Combination. Kensington cannot predict how many of the Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, Kensington and Nth Cycle have elected to provide the unaudited pro forma condensed combined financial information under the no redemption, interim redemption, and maximum redemption scenarios. The first scenario, or “No Redemption Scenario”, assumes that none of the Public Shareholders will exercise their right to redeem their Public Shares for cash. The second scenario, or “Interim Redemption Scenario”, assumes redemption of 9,750,000 Public Shares for cash, which represents the mid-point between the No Redemption Scenario and Maximum Redemption Scenario. The third scenario, or “Maximum Redemption Scenario”, assumes redemption of 19,500,000 Public Shares for cash, which is the maximum number of redemptions that can occur while still satisfying the $75,000 Minimum Cash Condition pursuant to the terms of the Business Combination Agreement. There can be no assurance regarding which scenario will be closest to the actual results. Under all three scenarios, Nth Cycle is considered the accounting acquirer.

Additionally, pursuant to the Sponsor Lock-Up Agreement, the Sponsor will forfeit (i) up to an aggregate of 2,439,643 shares of New Nth Cycle Common Stock based on the number of shares of Kensington Class A Shares subject to possible redemption that are redeemed in the Business Combination (so that no shares will be forfeited by the Sponsor and its permitted transferee if there are no redemptions and all such shares will be forfeited if all of the 23,000,000 “public” shares are redeemed), and (ii) an aggregate of 4,928,571 shares of New Nth Cycle Common Stock unless, within seven years after the Closing Date, there is either a change of control or the last reported sales price of the New Nth Cycle Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period.

The Business Combination between Nth Cycle and Kensington is expected to be accounted for as a reverse recapitalization, as Kensington does not meet the definition of a business under U.S. GAAP. For financial reporting purposes, Nth Cycle is identified as the accounting acquirer, and Kensington as the accounting acquiree. This determination is based on Nth Cycle’s majority voting rights, control over board appointments, and dominance of senior management in the post-combination entity. Since Kensington lacks substantive inputs, processes, and outputs, the transaction does not qualify as a business combination under Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”). For accounting purposes, the financial statements of New Nth Cycle will represent a continuation of the financial statements of Nth Cycle, with the Business Combination being treated as the equivalent of Nth Cycle issuing stock for the net assets of Kensington, accompanied by recapitalization. The net assets of Kensington will be stated at historical carrying values, and no goodwill or other intangible assets will be recorded.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2025

(in thousands, except share and per share amounts)

	December 31, 2025		No Redemption Scenario			Interim Redemption Scenario			Maximum Redemption Scenario
	Kensington (Adjusted) (Note 2)	Nth Cycle (Historical)	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$2,361	$8,230	$247,170	4(a)(1)(2)(3)(4)(5)(6)	$257,761	153,570	4(a)(1)(2)(3)(4)(5)(6)(7)	$164,161	$59,970	4(a)(1)(2)(3)(4)(5)(6)(7)	$70,561
Grants receivable, net	—	72	—		72	—		72	—		72
Prepaid expenses and other current assets	41	221	—		262	—		262	—		262
Loan commitment asset	—	—	—		—	—		—	—		—
Total current assets	2,402	8,523	247,170		258,095	153,570		164,495	59,970		70,895
Property and equipment, net	—	651	—		651	—		651	—		651
Intangible assets, net	—	66	—		66	—		66	—		66
Operating lease right-of-use assets, net	—	9,584	—		9,584	—		9,584	—		9,584
Restricted cash	—	1,137	—		1,137	—		1,137	—		1,137
Deposits	—	205	—		205	—		205	—		205
Investments held in trust account	230,000	—	(230,000)	4(a)(1)	—	(230,000)	4(a)(1)	—	(230,000)	4(a)(1)	—
Total assets	$232,402	$20,166	$17,170		$269,738	$(76,430)		$176,138	$(170,030)		$82,538
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$—	$218	$—		$218	$—		$218	$—		$218
Accrued expenses	170	178	—		348	—		348	—		348
Long-term debt, current portion, net	—	1,515	—		1,515	—		1,515	—		1,515
Operating lease liabilities, current	—	1,406	—		1,406	—		1,406	—		1,406
Legal settlement accrual	—	2,000	—		2,000	—		2,000	—		2,000
Total current liabilities	170	5,317	—		5,487	—		5,487	—		5,487
Long-term debt, non-current portion, net	—	15,369	(7,660)	4(b)(8)	7,709	(7,660)	4(b)(8)	7,709	(7,660)	4(b)(8)	7,709
Working capital loans - related party	200	—	(200)	4(b)(4)	—	(200)	4(b)(4)	—	(200)		—
Operating lease liabilities, non-current	—	9,941	—		9,941	—		9,941	—		9,941
Warrant liabilities	6,488	168	200	4(b)(4)	6,688	200	4(b)(4)	6,688	200	4(b)(4)	6,688
			(168)	4(b)(9)		(168)	4(b)(9)		(168)	4(b)(9)
D-SAFE liability	—	323	(323)	4(b)(7)	—	(323)	4(b)(7)	—	(323)	4(b)(7)	—
Deferred legal fee	290	—	(290)	4(a)(3)	—	(290)	4(a)(3)	—	(290)	4(a)(3)	—
Deferred underwriting fee	9,200	—	(9,200)	4(a)(2)	—	(9,200)	4(a)(2)	—	(9,200)	4(a)(2)	—
Total liabilities	16,348	31,118	(17,641)		29,825	(17,641)		29,825	(17,641)		29,825
Commitment and Contingencies
Class A ordinary shares subject to possible redemption, $0.0001 par value; 23,000,000 at redemption value of $10 per share as of December 31, 2025, as adjusted	230,000	—	(230,000)	4(b)(2)	—	(230,000)	4(b)(1)(2)	—	(230,000)	4(b)(1)(2)	—
Series Seed convertible preferred stock $0.0001 par value; 3,428,649 shares authorized, issued and outstanding as of December 31, 2025	—	2,978	(2,978)	4(b)(5)	—	(2,978)	4(b)(5)	—	(2,978)	4(b)(5)	—
Series A convertible preferred stock $0.0001 par value; 3,669,475 shares authorized and 3,554,301 shares issued and outstanding as of December 31, 2025	—	12,285	(12,285)	4(b)(5)	—	(12,285)	4(b)(5)	—	(12,285)	4(b)(5)	—
Series B convertible preferred stock $0.0001 par value; 4,246,802 shares authorized and 3,496,417 shares issued and outstanding as of December 31, 2025	—	36,840	(36,840)	4(b)(5)	—	(36,840)	4(b)(5)	—	(36,840)	4(b)(5)	—
Stockholders' equity (deficit):
Class B ordinary shares, $0.0001 par value; 10,000,000 shares authorized; 9,857,142 shares issued and outstanding	1	—	(1)	4(b)(3)	—	(1)	4(b)(3)	—	(1)	4(b)(3)	—
Common stock: $0.0001 par value; 19,000,000 shares authorized; 4,638,270 shares issued and outstanding as of December 31, 2025	—	—	—	4(b)(5)	—	—	4(b)(5)	—	—	4(b)(5)	—
New Nth Cycle Common Stock	—	—	2	4(b)(2)	7	1	4(b)(2)	6	—	4(b)(2)	5
			1	4(b)(3)		1	4(b)(3)		1	4(b)(3)
			3	4(b)(5)		3	4(b)(5)		3	4(b)(5)

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2025

(in thousands, except share amounts)

	December 31, 2025		No Redemption Scenario			Interim Redemption Scenario			Maximum Redemption Scenario
	Kensington (Adjusted) (Note 2)	Nth Cycle (Historical)	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
			1	4(b)(6)		1	4(b)(6)		1	4(b)(6)
			—	4(b)(8)		—	4(b)(8)		—	4(b)(8)
			—	4(b)(9)		—	4(b)(9)		—	4(b)(9)
			—	4(b)(11)		—	4(b)(11)		—	4(b)(11)
Additional paid-in capital	—	743	229,998	4(b)(2)	306,121	132,499	4(b)(2)	212,522	35,000	4(b)(2)	118,923
			52,100	4(b)(5)		52,100	4(b)(5)		52,100	4(b)(5)
			(1)	4(b)(6)		(1)	4(b)(6)		(1)	4(b)(6)
			7,660	4(b)(8)		7,660	4(b)(8)		7,660	4(b)(8)
			168	4(b)(9)		168	4(b)(9)		168	4(b)(9)
			—	4(b)(10)		—	4(b)(10)		—	4(b)(10)
			40,000	4(b)(11)		40,000	4(b)(11)		40,000	4(b)(11)
			(10,600)	4(b)(12)		(10,600)	4(b)(12)		(10,600)	4(b)(12)
			(13,947)	4(b)(13)		(13,947)	4(b)(13)		(13,947)	4(b)(13)
			—	4(b)(14)		3,900	4(b)(14)		7,800	4(b)(14)
Accumulated deficit	(13,947)	(63,797)	(217)	4(b)(7)	(66,214)	(217)	4(b)(7)	(66,214)	(217)	4(b)(7)	(66,214)
			—	4(b)(10)		—	4(b)(10)		—	4(b)(10)
			(2,200)	4(b)(12)		(2,200)	4(b)(12)		(2,200)	4(b)(12)
			13,947	4(b)(13)		13,947	4(b)(13)		13,947	4(b)(13)
Accumulated other comprehensive loss	—	(1)	—		(1)	(1)		(1)	—		(1)
Total stockholders' equity (deficit)	(13,946)	(63,055)	316,914		239,913	223,314		146,313	129,714		52,713
Total liabilities, redeemable convertible preferred stock, and stockholders' equity (deficit)	$232,402	$20,166	$17,170		$269,738	$(76,430)		$176,138	$(170,030)		$82,538

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

(in thousands, except share and per share amounts)

	December 31, 2025		No Redemption Scenario			Interim Redemption Scenario			Maximum Redemption Scenario
	Kensington (Historical)	Nth Cycle (Historical)	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
Grant Revenue	$—	$349	$—		$349	$—		$349	$—		$349
Operating expenses:
General and administrative	24	9,377	2,200	5(a)	11,601	2,200	5(a)	11,601	2,200	5(a)	11,601
Research and development	—	7,926	—		7,926	—		7,926	—		7,926
Selling and marketing	—	984	—		984	—		984	—		984
Total operating expenses	24	18,287	2,200		20,511	2,200		20,511	2,200		20,511
Loss from operations	(24)	(17,938)	(2,200)		(20,162)	(2,200)		(20,162)	(2,200)		(20,162)

Other (expense) income:
Interest income	—	274	—		274	—		274	—		274
Interest expense	—	(616)	176	5(b)(1)	(440)	176	5(b)(1)	(440)	176	5(b)(1)	(440)
Change in fair value of warrant liabilities	—	35	(35)	5(b)(2)	—	(35)	5(b)(2)	—	(35)	5(b)(2)	—
Change in fair value of D-SAFE liability	—	83	(300)	5(b)(3)	(217)	(300)	5(b)(3)	(217)	(300)	5(b)(3)	(217)
Total other (expense) income	—	(224)	(159)		(383)	(159)		(383)	(159)		(383)
Loss before provision for income taxes	(24)	(18,162)	(2,359)		(20,545)	(2,359)		(20,545)	(2,359)		(20,545)
Provision for income taxes	—	—	—		—	—		—	—		—
Net loss	(24)	(18,162)	(2,359)		(20,545)	(2,359)		(20,545)	(2,359)		(20,545)
Other comprehensive loss, net of tax:
Foreign currency translation loss	—	(1)	—		(1)	—		(1)	—		(1)
Total comprehensive loss	$(24)	$(18,163)	$(2,359)		$(20,546)	$(2,359)		$(20,546)	$(2,359)		$(20,546)

Net loss per share:
Basic and diluted	$—	$(3.92)			$(0.26)			$(0.30)			$(0.36)
Weighted-average shares outstanding:
Basic and diluted	8,571,428	4,638,264			78,690,088			67,905,892			57,121,695

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(in thousands, except share and per share amounts)

NOTE 1. DESCRIPTION OF THE BUSINESS COMBINATION

On July 21, 2026, Kensington and Nth Cycle entered into the Business Combination Agreement, under the terms of which (i) at least one day prior to the Closing, Kensington will domesticate as a Delaware corporation, (ii) on the day of the Closing, Merger Sub I will merge with and into Nth Cycle, with Nth Cycle surviving the First Merger as a wholly-owned subsidiary of Kensington, (iii) on the day of Closing and upon the completion of the First Merger, Nth Cycle will merge with and into Merger Sub II, with Merger Sub II surviving the Second Merger as a wholly-owned subsidiary of Kensington. After giving effect to the Merger, New Nth Cycle will own, directly or indirectly, all of the issued and outstanding equity interests of Nth Cycle and its subsidiaries.

Immediately prior to the Domestication, all outstanding Kensington Class B Shares held by the Sponsor will convert on a one-to-one basis into Kensington Class A Shares. Upon the Domestication, Kensington will become a Delaware corporation, and all outstanding Kensington Class A Shares will convert on a one-to-one basis into shares of New Nth Cycle Common Stock.

Immediately prior to the First Merger, all outstanding Nth Cycle convertible debt will automatically convert in full into shares of Nth Cycle Common Stock, except for the D-SAFE liability which will be paid in cash. Further, all outstanding warrants to purchase Nth Cycle Redeemable Convertible Preferred Stock and warrants to purchase Nth Cycle Common Stock will, in accordance with their terms, automatically be exercised on a cashless basis in full or be exercised by the holder thereof in full or, in the case of an outstanding warrant to purchase Nth Cycle Redeemable Convertible Preferred Stock, otherwise terminate in full, as applicable, such that no such Nth Cycle Warrants will remain outstanding. As a result, immediately prior to the First Merger, the only Nth Cycle equity instruments outstanding will be Nth Cycle Common Stock and Nth Cycle Options.

In connection with the transaction, Kensington has entered into PIPE Subscription Agreements with the PIPE Investors. Pursuant to these agreements, the PIPE Investors have agreed to purchase, and Kensington will sell, 4,000,000 shares of Nth Cycle Common Stock for an aggregate investment of at least $40,000, to be funded concurrently with the Closing.

At the First Effective Time, each outstanding share of Nth Cycle Common Stock will be cancelled and converted into the right to receive (i) shares of Nth Cycle Common Stock based on the Exchange Ratio and (ii) the contingent right to receive future Earnout Consideration. The holders of Nth Cycle Options will receive New Nth Cycle Options, based on the Exchange Ratio and subject to the same vesting restrictions as the Nth Cycle Options. Based on Nth Cycle’s stock ledger as of July 21, 2026, an illustrative Exchange Ratio of 2.625 is used below. The actual Exchange Ratio will be calculated based on Nth Cycle’s outstanding capital stock as of immediately prior to the Effective Time.

The Earnout Consideration consists of (i) an aggregate of 10,000,000 shares of New Nth Cycle Common Stock to be issued if at any time during the seven years following the Closing, the last reported sale price of New Nth Cycle Common Stock equals or exceeds $15.00 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) for any twenty Trading Days within any thirty Trading Day period and (ii) an aggregate of 10,000,000 shares of New Nth Cycle Common Stock to be issued if at any time during the seven years following the Closing, New Nth Cycle achieves mechanical completion of its first major black mass refinery in the United States with a minimum capacity of 6,000 tpy.

The following summarizes the pro forma shares outstanding of New Nth Cycle Common Stock under the three redemption scenarios, excluding the potential dilutive effect of (i) the Earnout Consideration; (ii) the Public Warrants; (iii) the Private Placement Warrants; (iv) Working Capital Warrants; and (v) New Nth Cycle Options:

	No Redemption Scenario		Interim Redemption Scenario		Maximum Redemption Scenario
	Shares	% Ownership	Shares	% Ownership	Shares	% Ownership
Public Shareholders	23,000,000	29.2%	13,250,000	19.5%	3,500,000	6.1%
Sponsor(1)	9,857,142	12.5%	8,822,946	13.0%	7,788,749	13.6%
Nth Cycle Stockholders	41,832,946	53.2%	41,832,946	61.6%	41,832,946	73.3%
PIPE Investors	4,000,000	5.1%	4,000,000	5.9%	4,000,000	7.0%
Total	78,690,088	100.0%	67,905,892	100.0%	57,121,695	100.0%

Potential Sources of Dilution
New Nth Cycle Options	3,721,197		3,721,197		3,721,197
Public Warrants	23,000,000		15,687,500		8,375,000
Private Placement Warrants	14,600,000		14,600,000		14,600,000
Working Capital Warrants	400,000		400,000		400,000
Earnout Consideration	20,000,000		20,000,000		20,000,000

(1)
Shares held by the Sponsor includes 4,928,571 of New Nth Cycle Common Stock that will remain subject to forfeiture unless, within seven years after the Closing Date, there is either a Change of Control (as defined in the Sponsor Lock-Up Agreement) or the last reported sales price of the New Nth Cycle Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(in thousands, except share and per share amounts)

The following summarizes the pro forma shares outstanding of New Nth Cycle Common Stock on a fully diluted basis as of the Closing Date under the three redemption scenarios, assuming the exercise of all New Nth Cycle Warrants to purchase shares of New Nth Cycle Common Stock, the vesting and exercise of all New Nth Cycle Options, and the issuance of New Nth Cycle Common Stock upon the satisfaction of the Earnout Consideration contingencies:

	No Redemption Scenario		Interim Redemption Scenario		Maximum Redemption Scenario
	Shares	% Ownership	Shares	% Ownership	Shares	% Ownership
Public Shareholders	46,000,000	32.8%	28,937,500	23.7%	11,875,000	11.4%
Sponsor(1)	24,857,142	17.7%	23,822,946	19.5%	22,788,749	21.9%
Nth Cycle Stockholders	41,832,946	29.8%	41,832,946	34.1%	41,832,946	40.1%
PIPE Investors	4,000,000	2.8%	4,000,000	3.3%	4,000,000	3.8%
New Nth Cycle Optionholders	3,721,197	2.7%	3,721,197	3.0%	3,721,197	3.6%
Earnout Consideration	20,000,000	14.2%	20,000,000	16.4%	20,000,000	19.2%
Total	140,411,285	100.0%	122,314,589	100.0%	104,217,892	100.0%
(1)
Shares held by the Sponsor includes 4,928,571 of New Nth Cycle Common Stock that will remain subject to forfeiture unless, within seven years after the Closing Date, there is either a Change of Control (as defined in the Sponsor Lock-Up Agreement) or the last reported sales price of the New Nth Cycle Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period.

Expected Accounting Treatment for the Business Combination

Under all three scenarios, the Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, Kensington is the accounting acquiree, but does not meet the definition of a business under ASC 805. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Nth Cycle issuing stock for the net assets of Kensington. The net assets of Kensington will be stated at historical cost, with no goodwill or other intangible assets recorded.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(in thousands, except share and per share amounts)

NOTE 2. ADJUSTED BALANCE SHEET OF KENSINGTON

The following table provides the adjusted balance sheet of Kensington as of December 31, 2025, as if Kensington's IPO occurred on December 31, 2025:

	Kensington (Historical)	Adjustments	Note	Kensington (Adjusted)
ASSETS
Current assets:
Cash	$122	$2,239	2(a)	$2,361
Prepaid expenses	41	—		41
Total current assets	163	2,239		2,402
Deferred offering costs	64	(64)	2(b)	—
Investments held in trust account	—	230,000	2(c)	230,000
Total assets	$227	$232,175		$232,402
LIABILITIES, CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION, AND SHAREHOLDERS' (DEFICIT) EQUITY
Current liabilities:
Accrued expenses	12	—		12
Accrued offering costs	64	94	2(d)	158
Promissory note - related party	150	(150)	2(e)	—
Total current liabilities	226	(56)		170
Working capital loans - related party	—	200	2(e)	200
Derivative liabilities - Private Placement Warrants	—	6,488	2(f)	6,488
Deferred legal fee	—	290	2(g)	290
Deferred underwriting fee	—	9,200	2(h)	9,200
Total liabilities	226	16,122		16,348
Commitments and contingencies
Class A ordinary shares subject to possible redemption, $0.0001 par value; 23,000,000 at redemption value of $10 per share as of December 31, 2025, as adjusted	—	230,000	2(i)	230,000
Stockholders' (deficit) equity:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—		—
Class A ordinary shares, $0.0001 par value; 100,000,000 shares authorized; none issued and outstanding	—	—		—
Class B ordinary shares, $0.0001 par value; 10,000,000 shares authorized; 9,857,142 shares issued and outstanding	1	—		1
Additional paid-in capital	24	(24)	2(j)	—
Accumulated deficit	(24)	(13,923)	2(k)	(13,947)
Total shareholders' (deficit) equity	1	(13,947)		(13,946)
Total liabilities, Class A Ordinary Shares subject to possible redemption, and shareholders' (deficit) equity	$227	$232,175		$232,402

a
Cash. Represents the impact of Kensington's IPO on its cash balance as of December 31, 2025:

Description	Note	Amount
Proceeds from Private Placement Warrants	(1)	$7,300
Payment of cash underwriting fee	(2)	(4,600)
Payment of cash offering costs	(3)	(511)
Proceeds from working capital loans - related party	(4)	50
Total		$2,239

(1)
Represents the sale of 11,533,333 warrants at a price of $0.43 per Private Placement Warrant and 3,066,667 warrants at a price of $0.75 per Private Placement Warrant in a private placement to the Sponsor and the IPO underwriters, respectively, generating gross proceeds of $7,300.
(2)
Represents the payment of the cash underwriting fee of $4,600, an incremental expense associated with the IPO.
(3)
Represents the payment of $511 in cash for other incremental expenses associated with the IPO.
(4)
Represents proceeds of $50 from the issuance of working capital loans - related party.
b
Deferred offering costs. Represents the offsetting of deferred offering costs of $64 against the IPO proceeds.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(in thousands, except share and per share amounts)

c
Investments held in trust. Represents the issuance of 23,000,000 Kensington Units at a purchase price of $10.00 per unit, generating gross proceeds of $230,000. Each unit consists of one Kensington Class A Ordinary Share, one-quarter of one Kensington Class 1 Warrant, and three-quarters of one Kensington Class 2 Warrant.
d
Accrued offering costs. Represents the payment of $64 in accrued offering costs and the accrual of $158 in accrued offering costs associated with the IPO.
e.
Promissory note - related party and working capital loans - related party. Represents the reclassification of $150 in promissory note - related party to working capital loans - related party and the issuance of $50 in working capital loans - related party.
f.
Derivative liabilities - Private Placement Warrants. Represents the recognition at issuance of 11,533,333 warrants at a fair value of approximately $0.50 per Private Placement Warrant and 3,066,667 warrants at a fair value of approximately $0.25 per Private Placement Warrant for an aggregate initial fair value of $6,488.
g.
Deferred legal fee. Represents the accrual of $290 in legal fees incurred as incremental expenses associated with the IPO.
h.
Deferred underwriting fee. Represents the accrual of $9,200 in deferred underwriting fees incurred as incremental expenses associated with the IPO.
i.
Class A ordinary shares subject to possible redemption. Represents the recognition and remeasurement to redemption value at issuance of the Kensington Class A Shares subject to possible redemption.

Description	Note	Amount
Proceeds from issuance of Kensington Units		$230,000
Fair value of Public Warrants		(7,123)
Transaction costs attributable to Class A Ordinary Shares		(14,274)
Initial recognition of Class A Ordinary Shares subject to possible redemption	(1)	208,603
Remeasurement of the Class A Ordinary Shares subject to possible redemption to redemption value at issuance	(2)	21,397
Total		$230,000

(1)
Represents the recognition at issuance of 23,000,000 Kensington Class A Shares subject to possible redemption in an amount equal to (i) the gross proceeds of $230,000 received from the issuance of 23,000,000 Kensington Units, minus (ii) the $7,123 fair value of the 23,000,000 Public Warrants, minus (iii) $14,274 of transaction costs attributable to the Kensington Class A Ordinary Shares subject to possible redemption.
(2)
Represents the remeasurement to redemption value at issuance of 23,000,000 Kensington Class A Shares subject to possible redemption based on a redemption price of $10.00 per share.
j.
Additional paid-in capital. Represents (i) the recognition at issuance of 23,000,000 Public Warrants classified in equity with an initial fair value of $7,123, (ii) the recognition of $462 of issuance costs attributable to the Public Warrants, (iii) $1,527 of proceeds received upon issuance Private Placement Warrants in excess of the fair value of the Private Placement Warrants at issuance, and (iv) a reduction of additional paid-in capital of $8,212 for the remeasurement to redemption value of the Class A Shares subject to possible redemption.
k.
Accumulated deficit. Represents (i) the recognition of $23 of transaction costs attributable to the Private Placement Warrants, (ii) a loss of $715 on issuance of the Private Placement Warrants due to a fair value at issuance in excess of the purchase price, and (iii) an increase in accumulated deficit of $13,185 for the remeasurement to redemption value of the Class A Shares subject to possible redemption.

NOTE 3. RECLASSIFICATIONS

As part of the preparation of these unaudited pro forma condensed combined financial statements, certain reclassifications were made to align Kensington’s and Nth Cycle's financial statement presentation. Upon consummation of the Business Combination, the management team of New Nth Cycle (“New Nth Cycle Management”) will perform a comprehensive review of Kensington's and Nth Cycle's accounting policies. As a result of the review, New Nth Cycle Management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of New Nth Cycle. Based on its initial analysis, Kensington has identified the presentation differences that would have an impact on the unaudited pro forma condensed financial information and recorded the necessary adjustments:

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(in thousands, except share and per share amounts)

Balance Sheet as of December 31, 2025

Amount	Presentation in Kensington Financial Statements	Presentation in Unaudited Pro Forma Condensed Combined Financial Information
$2,361	Cash	Cash and cash equivalents
$41	Prepaid expenses	Prepaid expenses and other current assets
$158	Accrued offering costs	Accrued expenses
$6,488	Derivative liabilities - Private Placement Warrants	Warrant liabilities

Statement of Operations for the year Ended December 31, 2025

Amount	Presentation in Kensington Financial Statements	Presentation in Unaudited Pro Forma Condensed Combined Financial Information
$24	Formation, general and administrative costs	General and administrative

NOTE 4. TRANSACTION ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. No tax adjustment has been computed for the Nth Cycle pro forma financial results, as it expects to remain in a net loss position and maintain a full valuation allowance against its U.S. deferred tax assets. The pro forma transaction adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2025 are as follows:

a
Cash. Reflects the impact of the Business Combination on the cash balance of Nth Cycle. The table below represents the sources and uses of funds as it relates to the business combination:

Description	Note	Amount
Kensington historic cash and cash equivalents balance	(1)	$2,361
Nth Cycle historic cash and cash equivalents balance		8,230
Total pre-adjustment cash and cash equivalents balance		10,591
Proceeds from cash, cash equivalents, and investments held in Trust Account	(1)	230,000
Payment of deferred underwriter fee	(2)	(9,200)
Payment of deferred legal fee	(3)	(290)
PIPE investment amount	(4)	40,000
Payment of transaction costs	(5)	(12,800)
Payment of D-SAFE liability	(6)	(540)
Cash adjustment in connection with the business combination, no redemption scenario		247,170
Ending cash and cash equivalents balance, no redemption scenario		$257,761

Payment of deferred underwriter fee	(2)	(5,300)
Payment to redeeming Kensington shareholders	(7)	(97,500)
Cash adjustment in connection with the business combination, interim redemption scenario		153,570
Ending cash and cash equivalents balance, interim redemption scenario		$164,161

Payment of deferred underwriter fee	(2)	(1,400)
Payment to redeeming Kensington shareholders	(7)	(195,000)
Cash adjustment in connection with the business combination, maximum redemption scenario		59,970
Ending cash and cash equivalents balance, maximum redemption scenario		$70,561

(1)
Represents $2,361 and $230,000 of Kensington's cash and investments held in Trust Account as of December 31, 2025, respectively.
(2)
Represents the payment of $9,200, $5,300, and $1,400 of deferred underwriting fees from Kensington's IPO payable upon consummation of the Business Combination, in the No Redemption Scenario, Interim Redemption Scenario, and Maximum Redemption Scenario, respectively.
(3)
Represents the payment of $290 of deferred legal fees from Kensington's IPO payable upon consummation of the Business Combination.
(4)
Represents gross proceeds of $40,000 from the issuance of 4,000,000 shares of New Nth Cycle Common Stock to the PIPE Investors.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(in thousands, except share and per share amounts)

(5)
Represents the payment of $12,800 of estimated Business Combination transaction costs incurred by Kensington and Nth Cycle.
(6)
Represents the payment of the D-SAFE liability of $540 in connection with the Business Combination.
(7)
Represents $97,500 and $195,000 paid to holders of Kensington Class A Shares subject to possible redemption who exercised their redemption rights in the Interim Redemption Scenario and Maximum Redemption Scenario, respectively.
b
Convertible debt, warrants, and equity. The following adjustments represent the impact of the Business Combination on convertible debt, warrant liabilities, New Nth Cycle Common Stock, additional paid-in capital, and stockholders’ deficit:
(1)
Represents the redemption of 9,750,000 and 19,500,000 Kensington Class A Shares subject to possible redemption in the Interim Redemption Scenario and Maximum Redemption Scenario, respectively. Refer to Note 4(a)(7) for discussion of the payment to holders of Kensington Class A Shares subject to possible redemption who exercised their redemption rights.
(2)
Represents the reclassification of 23,000,000, 13,250,000, and 3,500,000 Kensington Class A Shares subject to possible redemption into 23,000,000, 13,250,000, and 3,500,000 shares of New Nth Cycle Common Stock and an associated increase in additional paid-in capital of $229,998, $132,499, and $35,000 in the No Redemption Scenario, Interim Redemption Scenario, and Maximum Redemption Scenario, respectively.
(3)
Represents the one-to-one conversion of 9,857,142 Kensington Class B Shares into Kensington Class A Shares, the reclassification of those Kensington Class A Shares into 9,857,142 New Nth Cycle Common Stock, and the forfeiture of 1,034,196 and 2,068,393 shares of Nth Cycle Common Stock by Sponsor in the Interim Redemption Scenario and Maximum Redemption Scenario, respectively.
(4)
Represents the conversion of $200 in working capital loans - related party into 400,000 warrants to purchase New Nth Cycle Common Stock.
(5)
Represents the conversion of 3,428,649 shares of Nth Cycle Series Seed Redeemable Convertible Preferred Stock, 3,554,301 shares of Nth Cycle Series A Redeemable Convertible Preferred Stock, and 3,496,417 shares of Nth Cycle Series B Redeemable Convertible Preferred Stock into 27,508,338 shares of New Nth Cycle Common Stock based on an illustrative Exchange Ratio of 2.625. In connection with the conversion, there is an increase of $52,100 in additional paid-in capital.
(6)
Represents the conversion of 4,638,270 shares of Nth Cycle Common Stock into 12,175,459 shares of New Nth Cycle Common Stock, based on an illustrative Exchange Ratio of 2.625. In connection with the conversion, there is a decrease of $1 in additional paid-in-capital.
(7)
Represents an increase of $217 in D-SAFE liability and accumulated deficit to recognize the D-SAFE liability at fair value prior to extinguishment and the settlement of the D-SAFE liability at fair value of $540. Refer to Note 4(a)(6) for discussion of the payment of the D-SAFE liability.
(8)
Represents the conversion of long-term debt into 686,194 shares of Nth Cycle Common Stock and the conversion of the Nth Cycle Common Stock into 1,801,259 shares of New Nth Cycle Common Stock, based on an illustrative Exchange Ratio of 2.625. In connection with this conversion, there is an increase of $7,660 in additional paid-in capital.
(9)
Represents the cashless exercise of warrants to purchase 115,174 shares of Nth Cycle Series A Redeemable Convertible Preferred Stock, the one-to-one conversion of the Nth Cycle Series A Redeemable Convertible Preferred Stock into Nth Cycle Common Stock, the cashless exercise of warrants to purchase 35,907 shares of Nth Cycle Common Stock, and the conversion of the aggregate Nth Cycle Common Stock into 347,890 shares of New Nth Cycle Common Stock, based an illustrative Exchange Ratio of 2.625. In connection with this conversion, there is an increase of $168 in additional paid-in capital.
(10)
Represents the recognition of the Earnout Consideration at fair value of $165,000. The Earnout Consideration is expected to be classified as equity under ASC 815, “Derivatives and Hedging” (“ASC 815”), resulting in a net zero impact in additional paid-in capital.
(11)
Represents the issuance of 4,000,000 shares of New Nth Cycle Common Stock to the PIPE Investors, resulting in an increase of $40,000 in additional paid-in capital. Refer to Note 4(a)(4) for discussion of proceeds from the issuance of New Nth Cycle Common Stock to the PIPE Investors.
(12)
Represents the recognition of $10,600 of legal, advisory, and other transaction costs to be capitalized in additional paid-in capital, and $2,200 of legal, advisory, and other transaction costs to be expensed in accumulated deficit. Refer to Note 4(a)(5) for discussion of the payment of transaction costs.
(13)
Represents the reclassification of $13,947 of Kensington’s accumulated deficit to additional paid-in capital.
(14)
Represents an increase of $3,900 and $7,800 in additional paid-in capital resulting from the removal of the deferred under writing fee in the Interim Redemption Scenario and Maximum Redemption Scenario, respectively.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(in thousands, except share and per share amounts)

NOTE 5. TRANSACTION ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2025

The pro forma transaction adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025 are as follows:

a
Transaction costs. Represents $2,200 of estimated legal, advisory, and other transaction expenses that would have been expensed during the year ended December 31, 2025 in connection with the Business Combination. Transaction costs are not expected to continue beyond 12 months after the Closing.
b
Interest expense, change in fair value of warrant liabilities, and change in fair value of D-SAFE liability. The following adjustments represent the elimination of historical interest expense, gains, and losses associated with convertible debt and warrant liabilities that will be settled, converted, exchanged or otherwise extinguished in connection with the Business Combination:
(1)
Represents the removal of $176 of interest expense recognized on convertible debt during the year ended December 31, 2025.
(2)
Represents the removal of $35 of gains in changes in the fair value of warrant liabilities recognized during the year ended December 31, 2025.
(3)
Represents the removal of $83 of gains in changes in the fair value of D-SAFE liability recognized during the year ended December 31, 2025 and the recognition of a loss of $217 in changes in the fair value of D-SAFE liability to recognize the D-SAFE liability at fair value immediately prior to settlement in connection with the Business Combination.

NOTE 6. NET LOSS PER SHARE

Basic net loss per share is computed by dividing loss attributable to holders of New Nth Cycle Common Stock by the weighted-average shares of New Nth Cycle Common Stock outstanding. Diluted net loss per share is computed by dividing net loss attributable to common shareholders by the weighted-average number of shares of New Nth Cycle Common Stock outstanding, after adjusting for potential dilution related to the conversion of all dilutive securities into New Nth Cycle Common Stock.

As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted-average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented. If Public Shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.

The numerator and denominator of the basic and diluted historical net loss per share for Kensington were calculated as follows:

Year Ended December 31, 2025
Numerator:
Net loss	$(24)
Denominator:
Weighted average Kensington Class B Ordinary Shares outstanding	8,571,428
Net loss per Kensington Class B Ordinary Share, basic and diluted	$—

The numerator and denominator of the basic and diluted historical net loss per share of Nth Cycle were calculated as follows:

Year Ended December 31, 2025
Numerator:
Net loss	$(18,162)
Denominator:
Weighted average shares outstanding, basic and diluted	4,638,264
Net loss per share, basic and diluted	$(3.92)

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(in thousands, except share and per share amounts)

The numerator and denominator of the basic and diluted pro forma net loss per share of New Nth Cycle was calculated as follows:

	Year Ended December 31, 2025
	No Redemption	Interim Redemption	Maximum Redemption
Numerator:
Net loss	$(20,545)	$(20,545)	$(20,545)
Denominator:
Weighted average shares of New Nth Cycle Common Stock outstanding, basic and diluted	78,690,088	67,905,892	57,121,695
Net loss per share of New Nth Cycle Common Stock, basic and diluted	$(0.26)	$(0.30)	$(0.36)

Pro forma weighted average shares outstanding, basic and diluted:
Public Shareholders	23,000,000	13,250,000	3,500,000
Sponsor	9,857,142	8,822,946	7,788,749
Total Kensington	32,857,142	22,072,946	11,288,749
Nth Cycle Stockholders	41,832,946	41,832,946	41,832,946
PIPE Investors	4,000,000	4,000,000	4,000,000
Pro forma weighted average shares outstanding, basic and diluted	78,690,088	67,905,892	57,121,695

For purposes of calculating diluted net loss per share, the following potentially dilutive securities were excluded from the computation of diluted net loss per share due to their anti-dilutive effect:

	Year Ended December 31, 2025
	No Redemption	Interim Redemption	Maximum Redemption
New Nth Cycle Options	3,721,197	3,721,197	3,721,197
Public Warrants	23,000,000	15,687,500	8,375,000
Private Placement Warrants	14,600,000	14,600,000	14,600,000
Working Capital Warrants	400,000	400,000	400,000
Earnout Consideration	20,000,000	20,000,000	20,000,000

INFORMATION ABOUT KENSINGTON

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to Kensington prior to the consummation of the Business Combination.

General

Kensington Capital Acquisition Corp. VI is a blank check company incorporated as a Cayman Islands exempted company on December 4, 2025. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Kensington has neither engaged in any operations nor generated any operating revenues to date.

Initial Public Offering

On December 19, 2025, the Sponsor made a capital contribution of $25,000, or approximately $0.003 per share, to cover certain of Kensington’s offering and formation costs, for which the Company issued 9,857,142 Founder Shares to the Sponsor (up to 1,285,714 shares of which were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised). On March 5, 2026, the underwriters exercised their over-allotment option in full as part of the closing of the IPO. As such, the 1,285,714 Founder Shares are no longer subject to forfeiture.

The registration statement on Form S-1 (File No. 333-293233) for our IPO was declared effective by the SEC on March 3, 2026. On March 5, 2026, we consummated our IPO of 23,000,000 Kensington Units (which includes 3,000,000 Kensington Units sold pursuant to the underwriters exercising in full their over-allotment option), with each Kensington Unit consisting of one Kensington Class A Share, one-quarter of one Kensington Class 1 Warrant and three-quarters of one Kensington Class 2 Warrant. Each whole Kensington Class 1 Warrant and each whole Kensington Class 2 Warrant entitles the holder to purchase one Kensington Class A Share, at $11.50 per share, subject to adjustment. Pursuant to the warrant agreement, a public warrant holder may exercise its Public Warrants only for a whole number of Kensington Class A Shares. This means only a whole public warrant may be exercised at any given time by a public warrant holder. The Kensington Warrants will become exercisable 30 days after the completion of our initial business combination and will expire seven years after the completion of Kensington’s initial business combination, or earlier upon redemption or liquidation (except that any Kensington Class 2 Warrants attached to shares that are redeemed in connection with the business combination will expire upon redemption of such shares). The Kensington Units in our IPO were sold at an offering price of $10.00 per unit, generating total gross proceeds of $230,000,000.

Simultaneously with the closing of the IPO, we consummated the sale of an aggregate of 11,533,333 Private Placement Warrants to the Sponsor at a price of $0.43 per Private Placement Warrant, or $5,000,000 in the aggregate. The underwriters purchased an aggregate of 3,066,667 Private Placement Warrants at a price of $0.75 per Private Placement Warrant, or $2,300,000 in the aggregate. Each Private Placement Warrant is exercisable to purchase one Kensington Class A Share at $11.50 per share, subject to adjustment.

In connection with the IPO, we incurred transaction costs of approximately $14,760,000, including offering costs of approximately $9,200,000 in deferred underwriting commissions. A total of $230,000,000 from the net proceeds of the sale of the Kensington Units in the IPO and the private placement (which includes the $9,200,000 of deferred underwriting commissions) was placed in the Trust Account, with Continental Stock Transfer & Trust Company acting as trustee. Except with respect to interest earned on the funds held in the Trust Account that may be released to us to pay our tax obligations, the funds held in the Trust Account will not be released from the Trust Account until the earliest to occur of: (1) our completion of an initial business combination; (2) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend our Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by March 5, 2028 or such earlier liquidation date as the Kensington Board may approve, or during any extension period, subject to applicable law or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (3) the redemption of our Public Shares if we have not completed an initial business combination by March 5, 2028 or such earlier liquidation date as the Kensington Board may approve, or during any extension period, subject to applicable law. We are permitted to withdraw amounts from the Trust Account to pay our taxes, provided that all permitted withdrawals can only be made (x) from interest and not from the principal held in the Trust Account and (y) only to the extent such interest is in the amount sufficient to cover the permitted withdrawal amount. The proceeds deposited in the Trust Account could become subject to the claims of our creditors, if any, which could have priority over the claims of our Public Shareholders.

Kensington’s prospectus for its IPO and the Cayman Constitutional Documents provide that it has until March 5, 2028 (or such later date as its shareholders may approve in accordance with the Cayman Constitutional Documents, subject to applicable law), to complete an initial business combination.

The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. As of June 30, 2026, there was approximately $232.6 million in investments and cash held in the Trust Account.

Fair Market Value of Nth Cycle’s Business

Our initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the agreement to enter into the business combination. We will not complete a business combination unless we acquire a controlling interest in a target company or the transaction otherwise would not require us to register as an investment company under the Investment Company Act. The Kensington Board determined that this test was met in connection with the Business Combination.

Submission of Our Initial Business Combination to a Shareholder Vote

We are providing the Public Shareholders with redemption rights upon the Closing. Public Shareholders electing to exercise their redemption rights will be entitled to receive cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the Closing, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, net of taxes payable, provided that such shareholders follow the specific procedures for redemption set forth in this proxy statement/prospectus relating to the shareholder vote on the Business Combination. The Public Shareholders are not required to vote against the Business Combination in order to exercise their redemption rights. If the Business Combination is not approved or completed for any reason, then Public Shareholders who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the Trust Account.

Kensington's Sponsor, officers and directors have agreed (i) to vote any Kensington Ordinary Shares owned by them in favor of any proposed business combination and (ii) not to redeem any Kensington Ordinary Shares in connection with a shareholder vote to approve a proposed initial business combination.

Permitted Purchases of, and Other Transactions with Respect to, Our Securities

In the event we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, Kensington's Sponsor, directors, officers, advisors or any of their respective affiliates may purchase Public Shares or Public Warrants in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. There is no limit on the number of securities such persons may purchase. Additionally, at any time at or prior to our initial business combination, subject to applicable securities laws (including with respect to material nonpublic information), Kensington's Sponsor, directors, officers, advisors or any of their respective affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares, vote their Public Shares in favor of our initial business combination or not redeem their Public Shares. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. In the event Kensington's Sponsor, directors, officers, advisors or any of their respective affiliates determine to undertake any such transactions, such transactions could have the effect of influencing the vote necessary to approve such transaction. None of the funds held in the Trust Account will be used to purchase Public Shares or Public Warrants in such transactions. They will be restricted from making any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that we submit our initial business combination to our Public Shareholders for a vote, our initial shareholders have agreed to vote their Founder Shares, and they and the other members of our management team have agreed to vote any Founder Shares they hold and any shares purchased during the IPO, in favor of our initial business combination. Any shares purchased from Public Shareholders by the initial shareholders or their affiliates would not be voted in favor of approving a business combination transaction. We have adopted an insider trading policy which requires insiders to (1) refrain from purchasing securities during certain blackout periods and when they are in possession of any material non-public information and (2) clear certain trades prior to execution. We cannot currently determine whether our insiders will make such purchases pursuant to a Rule 10b5-1 plan, as such purchases will be dependent upon several factors, including but not limited to, the timing and size of such purchases. Depending on such circumstances, our insiders may either make such purchases pursuant to a Rule 10b5-1 plan or determine that such a plan is not necessary.

In the event that Kensington's Sponsor, directors, officers, advisors or any of their respective affiliates purchase Public Shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights or submitted a proxy to vote against our initial business combination, such selling shareholders would be required to revoke their prior elections to redeem their shares and any proxy to vote against our initial business combination. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will be required to comply with such rules.

The purpose of such transaction could be to (1) reduce the number of Public Warrants outstanding or vote such warrants on any matters submitted to the warrant holders for approval in connection with our initial business combination or (2) satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash, where it appears that such requirement would otherwise not be met. This may result in the completion of our initial business combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. To the extent such securities are purchased, such public securities will not be voted as required by Tender Offers and Schedules Compliance and Disclosure Interpretations Question 166.01 promulgated by the SEC.

In addition, if such purchases are made, the public “float” of our securities and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Kensington's Sponsor, directors, officers, advisors and/or any of their respective affiliates anticipate that they may identify the shareholders with whom Kensington's Sponsor, directors, officers, advisors or any of their respective affiliates may pursue privately negotiated transactions by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of Public Shares) following our mailing of tender offer or proxy materials in connection with our initial business combination. To the extent that Kensington's Sponsor, directors, officers, advisors or any of their respective affiliates enter into a private transaction, they would identify and contact only potential selling or redeeming shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against our initial business combination. Such persons would select the shareholders from whom to acquire shares based on the number of shares available, the negotiated price per share and such other factors as any such person may deem relevant at the time of purchase. The price per share paid in any such transaction may be different than the amount per share a Public Shareholder would receive if it elected to redeem its shares in connection with our initial business combination. Kensington's Sponsor, directors, officers, advisors or any of their respective affiliates will be restricted from purchasing shares if such purchases do not comply with Regulation M under the Exchange Act and the other federal securities laws.

Any purchases by Kensington's Sponsor, directors, officers and/or any of their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will be restricted unless such purchases are made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. Kensington's Sponsor, directors, officers and/or any of their respective affiliates will be restricted from making purchases of ordinary shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

In the event that Kensington's Sponsor, directors, officers, advisors and/or any of their respective affiliates were to purchase Public Shares or Public Warrants from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

•
this proxy statement/prospectus discloses the possibility that Kensington's Sponsor, directors, managers, officers, advisors and/or any of their respective affiliates may purchase Public Shares or Public Warrants from Public Shareholders outside the redemption process, along with the purpose of such purchases;
•
if Kensington's Sponsor, directors, officers, managers, advisors and/or any of their respective affiliates were to purchase Public Shares or Public Warrants from Public Shareholders, they would do so at a price no higher than the price offered through our redemption process;
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this proxy statement/prospectus includes a representation that any of our securities purchased by Kensington's Sponsor, directors, managers, officers, advisors and/or any of their respective affiliates will not be voted in favor of approving the business combination;
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Kensington's Sponsor, directors, managers, officers, advisors and/or any of their respective affiliates will not possess any redemption rights with respect to our securities or, if they do acquire and possess redemption rights, they would waive such rights; and
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we will disclose in a Form 8-K, before our extraordinary general meeting, the following material items:
o
the amount of our securities purchased outside of the redemption offer by Kensington's Sponsor, directors, managers, officers, advisors and/or any of their respective affiliates, along with the purchase price;
o
the purpose of the purchases by Kensington's Sponsor, directors, managers, officers, advisors and/or any of their respective affiliates;

o
the impact, if any, of the purchases by Kensington's Sponsor, directors, managers, officers, advisors and/or any of their respective affiliates on the likelihood that the business combination will be approved;
o
the identities of our security holders who sold to Kensington's Sponsor, directors, managers, officers, advisors and/or any of their respective affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to Kensington's Sponsor, directors, managers, officers, advisors and/or any of their respective affiliates; and
o
the number of our securities for which we have received redemption requests pursuant to our redemption offer.

Redemption Rights for Public Shareholders

We are providing our Public Shareholders with the opportunity to redeem, regardless of whether they abstain, vote for, or against, our initial business combination, all or a portion of their Public Shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial business combination, including interest (which interest shall be net of permitted withdrawals), divided by the number of then issued and outstanding Public Shares, subject to the limitations described herein. At the completion of our initial business combination, we will be required to purchase any ordinary shares properly delivered for redemption and not withdrawn. As of June 30, 2026, the amount in the Trust Account was approximately $232.6 million, which is equal to approximately $10.11 per Public Share. The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters of the IPO. The redemption rights will include the requirement that a beneficial holder must identify itself in order to validly redeem its Public Shares. There will be no redemption rights upon the completion of our initial business combination with respect to our Public Warrants. Our initial shareholders, directors and officers have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any Founder Shares and Public Shares held by them in connection with the completion of our initial business combination.

Prior to the Closing, the Public Shares will not separately trade. Instead, they will only trade as part of the Kensington Original Units, each of which consists of one Kensington Class A Share, one-quarter of one Kensington Class 1 Warrant and three-quarters of one Kensington Class 2 Warrant, or as part of the Kensington New Units, each of which consists of one Kensington Class A Share and three-quarters of one Kensington Class 2 Warrant. If you elect to redeem any Public Shares, any Kensington Class 2 Warrants that are attached (as part of the Kensington New Units) to Public Shares that are redeemed will expire upon such redemption. Further, you may not submit any Kensington Original Units for redemption. In order to exercise your redemption rights with respect to your Public Shares, you must separate the Kensington Original Units and receive, for each Kensington Original Unit, one-quarter of one Kensington Class 1 Warrant and one Kensington New Unit. We have been advised that this separation generally takes at least two business days to complete. As such, to the extent you desire to execute your redemption right, it is important that this separation occurs a sufficient amount of time in advance of the redemption deadline to ensure you are able to timely submit the Kensington New Unit in order to redeem your Public Share. Once you hold Kensington New Units, you are able to exercise the redemption right with respect to the underlying Public Share by timely submitting that Kensington New Unit for redemption of your Public Share. In connection with such redemption, the three-quarters of one Kensington Class 2 Warrant in such Kensington New Unit will expire.

The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Kensington’s transfer agent in order to validly redeem its Public Shares.

Limitation on Redemption Rights

Notwithstanding the foregoing redemption rights, if we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our Cayman Constitutional Documents provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in the IPO, which we refer to as the “Excess Shares,” without our prior consent. We believe this restriction will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against a proposed business combination as a means to force us, Kensington's Sponsor or its affiliates to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a Public Shareholder holding more than an aggregate of 15% of the shares sold in the IPO could threaten to exercise its redemption rights if such holder’s shares are not purchased by us, Kensington's Sponsor or its affiliates at a premium to the then-current market price or on other undesirable terms. By limiting our shareholders’ ability to redeem no more than 15% of the shares sold in the IPO, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with a business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination.

Redemption of Public Shares and Liquidation if No Initial Business Combination

Kensington's Sponsor, our directors and officers have agreed that we will have only 24 months from the closing of the IPO, or until March 5, 2028, or until such earlier liquidation date as the Kensington Board may approve to complete our initial business combination, or during any extension period, subject to applicable law. If we have not completed our initial business combination within such 24-month period, and the Kensington Board has made a determination, and provided notice to the shareholders, that we are unable to, we will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses) and not previously released to us to pay our taxes, if any, divided by the number of then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the Kensington Board, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which may expire worthless if we fail to complete our initial business combination within the 24-month time period.

Our initial shareholders have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete our initial business combination within 24 months from the closing of the IPO or such earlier liquidation date as the Kensington Board may approve, or during any extension period, subject to applicable law. However, if our initial shareholders acquire Public Shares, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to complete our initial business combination within the allotted 24-month time period.

Kensington's Sponsor, our directors and officers have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within 24 months from the closing of the IPO or such earlier liquidation date as the Kensington Board may approve, or during any extension period, subject to applicable law or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, in each case unless we provide our Public Shareholders with the opportunity to redeem their Kensington Class A Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of permitted withdrawals), divided by the number of then issued and outstanding Public Shares.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $2,000,000 of IPO proceeds held outside the Trust Account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of the IPO and the sale of the Private Placement Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by shareholders upon our dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our Public Shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be substantially less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be in the best interests of the company under the circumstances. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where we are unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if we have not completed our initial business combination within the required time period, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Kensington's Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn for permitted withdrawals, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then Kensington's Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether Kensington's Sponsor has sufficient funds to satisfy its indemnity obligations and believe that Kensington's Sponsor’s only assets are securities of our company and, therefore, Kensington's Sponsor may not be able to satisfy those obligations. None of our other officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn for permitted withdrawals, and Kensington's Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against Kensington's Sponsor to enforce their respective indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against Kensington's Sponsor to enforce their respective indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than $10.00 per share.

We will seek to reduce the possibility that Kensington's Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Kensington's Sponsor will also not be liable as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. We will have access to up to an estimated $2,000,000 from the proceeds of the IPO, and the sale of the private placement securities, with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors.

If we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable insolvency law, and may be included in our insolvency estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any insolvency claims deplete the Trust Account, we cannot assure you we will be able to return $10.00 per share to our Public Shareholders. Additionally, if we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable performance. As a result, a bankruptcy court could seek to recover some or all amounts received by our shareholders. Furthermore, the Kensington Board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (1) our completion of an initial business combination, and then only in connection with those Kensington Class A Shares that such shareholder properly elected to redeem, subject to the limitations described herein; (2) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend our Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within 24 months from the closing of the IPO or such earlier liquidation date as the Kensington Board may approve, or during any extension period, subject to applicable law or (B) with respect to any other provision relating to shareholders’

rights or pre-initial business combination activity; and (3) the redemption of our Public Shares if we have not completed an initial business combination within 24 months from the closing of the IPO or such earlier liquidation date as the Kensington Board may approve, or during any extension period, subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. Holders of warrants will not have any right to the proceeds held in the Trust Account with respect to the warrants.

Properties

Our executive offices are located at 1400 Old Country Road, Suite 301, Westbury, NY 11590, provided by an affiliate of the Sponsor free of charge, and our telephone number is (703) 674-6514. We consider our current office space adequate for our current operations.

Employees

We currently have five officers and do not intend to have any full-time employees prior to the completion of our initial business combination. Members of our management team are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time that any such person will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the current stage of the business combination process.

Directors and Executive Officers

Our directors and executive officers are as follows:

Name	Age	Title
Justin Mirro	57	Chairman and Chief Executive Officer
Dieter Zetsche	73	Vice Chairman and President
Robert Remenar	70	Chief Operating Officer
Simon Boag	60	Chief Technology Officer
Daniel Huber	50	Chief Financial Officer
William Kassling	82	Director
Anders Pettersson	67	Director
Mitchell Quain	74	Director
Donald Runkle	81	Director
Matthew Simoncini	65	Director

Justin Mirro serves as our Chairman and Chief Executive Officer. Mr. Mirro has more than 35 years of operating, mergers and acquisitions, and financing experience in the automotive and financial sectors. Mr. Mirro is the President and Managing Member of Kensington Capital Partners, which was formed in 1999 and is an affiliate of the Sponsor. Mr. Mirro began his career at General Motors Company (“GM”), followed by successive roles at Car and Driver Magazine, Toyota Motor Corporation, and Itochu International Inc. In 1995, he transitioned to investment banking at Schroder & Co. Inc., Salomon Smith Barney, Inc., and ABN Amro Inc. From 2005 to 2014, Mr. Mirro served as Head of Automotive Investment Banking at Jefferies & Company, Inc., Moelis & Company, LLC (“Moelis”), and RBC Capital Markets, LLC (“RBC Capital Markets”). Over the course of his career, he has advised on more than 70 transactions with an aggregate value exceeding $60 billion. Mr. Mirro previously served as Chairman and Chief Executive Officer of Kensington SPAC I from April 2020 until it consummated its business combination with QuantumScape in November 2020, served as Chairman and Chief Executive Officer of Kensington SPAC II from January 2021 until it consummated its business combination with Wallbox in October 2021, served as Chairman and Chief Executive Officer of Kensington SPAC V from March 2021 until its dissolution in August 2024 and served as Chairman and Chief Executive Officer of Kensington SPAC IV from March 2022 until it consummated its business combination with Amprius in September 2022. Mr. Mirro has served as Chairman of Munro & Associates, LLC since February 2025. Mr. Mirro was previously on the boards of Amprius, Cooper-Standard Holdings Inc. (“Cooper-Standard Holdings”), QuantumScape, Transtar Industries, Inc., Pure Power Technologies, Inc. (“Pure Power”) and Wallbox N.V.

Dieter Zetsche serves as our President and Vice Chairman. Mr. Zetsche is the former Chief Executive Officer of Daimler AG (“Daimler”) and former Head of Mercedes-Benz Cars where he completed the demerger of Daimler and Chrysler in 2007 and helped lead Daimler to become a global leader for premium passenger cars and trucks. Mr. Zetsche has over 45 years of global automotive experience with broad experience in automotive engineering, sales, management, and leadership. Mr. Zetsche started his career in 1976 in the research department of what was then Daimler-Benz AG. During his time at Daimler, Mr. Zetsche held various roles across the globe until he left the company in 2019. After multiple operational and engineering roles at Daimler, Mr. Zetsche served as Chief Engineer for Mercedes-Benz Brazil from 1987 to 1989, President of Mercedes-Benz Argentina from 1989 to 1990 and Chairman, Chief

Executive Officer and President of Freightliner Corp. from 1991 to 1992. Mr. Zetsche also served as Chief Engineer of Mercedes Cars from 1992 to 1995, Head of Sales for Daimler globally from 1995 to 1998, Chief Executive Officer of Daimler Truck Group from 1998 to 1999 and Chief Executive Officer and President of Chrysler Group from 2000 to 2005 leading the demerger of Chrysler from Daimler in 2007. Mr. Zetsche became the Chief Executive Officer of Daimler and Head of Mercedes-Benz Cars from 2006 to 2019 leading one of the world’s leading premium brands. Mr. Zetsche served on the board of RWE AG, a global renewable energy company, from 2009 to 2016 and has served as Chairman of TUI AG, a global leisure, travel and tourism company, since 2018. Mr. Zetsche has served on the Advisory Boards of Aldi Sued, a global supermarket chain, since 2019, Adobe since 2021, Volocopter, a pioneer in Urban Air Mobility (“UAM”), since 2024, Factorial Energy, a pioneer in battery technology, since 2021, Luminar Technologies Inc., a producer of advanced sensor technologies for the autonomous vehicle industry, since 2025, and Applied Intuition, Inc., a software company for the automotive industry, since 2021. Mr. Zetsche has served as a director of Munro & Associates, LLC since February 2025. He served as the Vice Chairman and President of Kensington SPAC IV from March 2022 until it consummated its business combination transaction with Amprius in September 2022.

Robert Remenar serves as our Chief Operating Officer and brings more than 40 years of operational, manufacturing, and leadership experience across the automotive and mobility sectors. He has over two decades of experience leading global, multi-billion-dollar manufacturing enterprises, including serving as President and Chief Executive Officer of Aludyne, Inc. (formerly Chassix Inc.) from 2012 to 2014, and as Chief Executive Officer and President of Nexteer Automotive Group Ltd. (“Nexteer Automotive”) from 2009 to 2012 and 2002 to 2009, respectively. Throughout his career, Mr. Remenar has built a record of transforming distressed or developing businesses into competitive, profitable global enterprises through customer diversification, lean manufacturing, portfolio and footprint optimization, and disciplined cost management. Before Nexteer Automotive, Mr. Remenar held multiple executive roles at Delphi Corporation (“Delphi”), most notably serving as Vice President and President of Delphi’s Steering Division (now Nexteer Automotive) from 2002 to 2009. He began his career at GM, where he held a series of leadership positions from 1985 to 1998. Mr. Remenar has also contributed board-level experience. He previously served on the boards of Highland Industries, Inc. (“Highland Industries”), Pure Power, Nexteer Automotive, Stackpole International Inc. (“Stackpole International”), and Blue Cross Blue Shield of Michigan. He played key strategic roles in the successful sales of Highland Industries, Pure Power, and Stackpole International, as well as Nexteer Automotive’s Hong Kong IPO. He served on the board of PKC Group Oyj from 2012 to 2017 and on the board of Stanadyne PPT Group Holdings, Inc. He currently serves as a director of Cooper-Standard Holdings (since 2015), where he sits on both the Audit and Compensation Committees. He joined the board of Motherson Sumi Systems Limited in January 2022 and was appointed Lead Independent Director in October 2025, serving on several committees. Mr. Remenar has served as a director of Munro & Associates, LLC since February 2025 and HEVO Inc. since July 2025. Mr. Remenar served as Vice Chairman and President of Kensington SPAC I from April 2020 until it consummated its business combination with QuantumScape in November 2020, served as Vice Chairman and President of Kensington SPAC II from January 2021 until it consummated its business combination with Wallbox in October 2021 and served as Chief Operating Officer of Kensington SPAC IV from March 2022 until it consummated its business combination with Amprius in September 2022.

Simon Boag serves as our Chief Technology Officer. Mr. Boag has over 35 years of leadership, manufacturing, operational and technological experience, with extensive expertise in automotive supply chains and emerging automotive technologies. Mr. Boag served as President of CAMI Automotive Inc., a joint venture between GM and Suzuki Motor Corporation, from 2000 to 2002. From 2002 to 2009, he held multiple senior roles in the automotive and industrial sectors, including President of GM Argentina; Executive Vice President of Purchasing for Chrysler LLC; President of Chrysler Mopar, where he oversaw global parts, service, accessories and the dealer network; and Executive Vice President of CNH Industrial N.V. (“Case New Holland Industrial”). Since 2010, Mr. Boag has served as Managing Partner of IncWell LLC, a venture capital fund based in Birmingham, Michigan. From 2016 until 2021, he has served as Chairman of iWater Tech LLC, and he served as its Chief Executive Officer from 2016 through 2020. Mr. Boag served as Chief Technology Officer of Kensington SPAC I from April 2020 until it consummated its business combination with QuantumScape in November 2020, served as Chief Technology Officer of Kensington SPAC II from January 2021 until it consummated its business combination with Wallbox in October 2021 and served as Chief Technology Officer of Kensington SPAC IV from March 2022 until it consummated its business combination with Amprius in September 2022. Mr. Boag has served as a director of Munro Defense, Inc. since February 2025. Mr. Boag also serves as the Chief Executive Officer of Vesta Housing Inc., dba Aro Homes, a residential construction proptech company focused on precision-engineered, modular, carbon-negative homes. In this capacity, he leads overall corporate strategy, product development, and operational execution.

Daniel Huber serves as our Chief Financial Officer. Mr. Huber has over 25 years of experience in investment banking, consulting, business development and operational management across a wide range of industries. Mr. Huber began his career as a Lieutenant in the United States Navy as a Surface Warfare (Nuclear) officer. Following his service, Mr. Huber was a manager in the public services consulting group of BearingPoint Inc. managing projects and engagements within the Department of State. From 2009 to 2018, Mr. Huber worked at several investment banks within the automotive and automotive-related investment banking industry, specifically at Moelis from 2009 to 2011, RBC Capital Markets from 2011 to 2014, Sterne Agee CRT (part of CRT Capital Group LLC) from 2015 to 2016 and PI Capital International LLC from 2016 to 2018. Mr. Huber has also served as the managing member of DEHC LLC since 2014. Mr. Huber served as Director of Corporate Development and M&A at Conduent, Inc. from 2018 until 2020. Mr. Huber has served as Chairman of Munro Defense, Inc. since February 2025. Mr. Huber served as the Chief Financial Officer and Secretary of Kensington SPAC I from April 2020 until it consummated its business combination with QuantumScape in November 2020, served as the Chief Financial Officer and Secretary of Kensington SPAC II from January 2021 until it consummated its business combination with Wallbox in October 2021, served as the Chief Financial Officer and Secretary of Kensington SPAC V from March 2021 until its dissolution in August 2024 and served as the Chief Financial Officer of Kensington SPAC IV from March 2022 until it consummated its business combination transaction with Amprius in September 2022.

William E. Kassling, one of our independent directors, was the Vice Chairman of Westinghouse Air Brake Technologies Corporation (“Wabtec Corporation”) from 2020 until 2025, the lead director of Wabtec Corporation until 2020, and served as President and Chief Executive Officer of Wabtec Corporation from 1990 until 2001 and 2004 to 2006, and served as Chairman from 2009 to 2013. Before leading a management group in the purchase of Wabtec Corporation from American Standard in 1990, Mr. Kassling spent six years overseeing its operations as American Standard’s Vice President Group Executive, Railway Products Group. Prior to that, between 1978 and 1984, he served as Vice President Strategic Planning and Development and later as Vice President, Group Executive Building Specialties Group. In addition to Wabtec Corporation, Mr. Kassling is a board member of the Pittsburgh Penguins and the Crosby Group and formerly served as a board member of Ingersol Rand (formerly Gardner Denver), Parker Hannifin Corporation, the Texas Rangers, Scientific Atlanta, Dravo, Commercial Intertech, Pacific Design Technologies, Pure Safety Group, Inc. (“Pure Safety”) and Pure Power. Mr. Kassling served as a director of Kensington SPAC V from March 2021 until its dissolution in August 2024. Mr. Kassling holds a Master of Business Administration from the University of Chicago and a Bachelor of Science degree in Industrial Management from Purdue University. Earlier in his career, he worked at The Boston Consulting Group and also served as an officer in the United States Navy. We believe Mr. Kassling’s significant experience in both private and public companies makes him well-qualified to serve as a member of the Kensington Board.

Anders Pettersson, one of our independent directors, is the former Chief Executive Officer of Thule Group AB (“Thule”), a leading automotive aftermarket company. Under Mr. Pettersson’s leadership, he transformed Thule from an automotive aftermarket accessories business into a lifestyle consumer brand company. Mr. Pettersson brings over 30 years of experience in sourcing, evaluating and acquiring automotive businesses around the world. Mr. Pettersson has served as Chairman of Brink Group B.V., a leading towing hitch business in Europe, since 2014, and has served as a director at ZetaDisplay AB since 2014, at KlaraBo Sverige AB since 2014, at Skabholmen Invest AB since 2009 and at PS Enterprise AB since 2005. Mr. Pettersson served as Chief Executive Officer of Thule from 2002 to 2010, where he oversaw international expansion through the strategic acquisitions of Konig, Omnistor, Case Logic, TrackRac and Sportrack. Mr. Pettersson has also served as Chief Executive Officer of Hilding Anders AB from 2011 to 2014 and Capital Safety Group Inc. from 2010 to 2012, and previously held executive and managerial positions with AkzoNobel N.V. and Trelleborg AB. Mr. Pettersson served as a director of Pure Safety from 2010 to 2020, a director of Pure Power from 2016 to 2019 (and its successor, Stanadyne-PPT Group Holdings, Inc., from 2021 until 2023), a director of Alite International AB from 2014 to 2019, a director of Victoria Park AB from 2011 to 2019, Chairman of the board of directors of Hilding Anders AB from 2012 to 2014 and a member of the operating review board of Arle Capital Partners Limited from 2012 to 2014. Mr. Pettersson served as a director of Kensington SPAC I from April 2020 until it consummated its business combination with QuantumScape in November 2020 and served as a director of Kensington SPAC II from January 2021 until it consummated its business combination with Wallbox in October 2021. He has served as the Chairman of the Board of Wallbox N.V. from 2021 until November 2024. He served as a director of Kensington SPAC V from March 2021 until its dissolution in August 2024 and served as a director of SPAC IV from March 2022 until it consummated its business combination transaction with Amprius in September 2022. We believe Mr. Pettersson’s significant experience in the Focus Industries, as well as other high growth sectors, in both private and public companies, makes him well-qualified to serve as a member of the Kensington Board.

Mitchell Quain, one of our independent directors, is an investor and board member of multiple public companies serving the automotive and broader industrial segments, with knowledge of public equity markets. Mr. Quain has over 45 years of experience evaluating companies as both an equity research analyst and seasoned private equity investor. Mr. Quain has served as a member of the Executive Council at American Securities Inc. since 2020, having retired as a Partner at One Equity Partners (part of JPMorgan Chase & Co.). Previously, he served on the boards of multiple public and private companies including DeCrane Aircraft Holdings Inc., Handy & Harman Ltd, Hardinge, Inc., HEICO Corporation, MagneTek, Inc., Mechanical Dynamics, Inc., RBC Bearings, Inc., Strategic Distribution Inc., Tecumseh Products Company, Titan International, Inc., Xerium, Inc. and Jason Industries, Inc., Digirad Corporation, Williams Industrial Services Group Inc. and was Executive Chairman of the board of directors of Register.com. Mr. Quain was a Senior Advisor at Carlyle Group Inc. from 2014 to 2020. He has served on the board of directors of AstroNova, Inc. since 2011. Mr. Quain has served as a director of Munro & Associates, LLC since February 2025. Mr. Quain served as a director of Kensington SPAC I from April 2020 until it consummated its business combination with QuantumScape in November 2020, served as a director of Kensington SPAC II from January 2021 until it consummated its business combination with Wallbox in October 2021, served as a director of Kensington SPAC V from March 2021 until its dissolution in August 2024 and served as a director of Kensington SPAC IV from March 2022 until it consummated its business combination with Amprius in September 2022. We believe Mr. Quain’s significant experience in the Focus Industries in both private and public companies, and his audit committee financial expertise, makes him well-qualified to serve as a member of the Kensington Board.

Donald Runkle, one of our independent directors, is a vehicle engineer with a deep understanding of emerging automotive technologies and broad relationships with automotive executives and investors globally. Mr. Runkle has over 55 years of experience, including senior leadership as Chairman, Vice Chairman, CEO, or director at public and private companies such as Delphi, EaglePicher Holdings, Inc. (“EaglePicher”), Autocam Corporation (“Autocam”) and EcoMotors International Inc. (“EcoMotors”) and as Vice President of GM’s Engineering Staff. Mr. Runkle began his career at GM, where he held several roles, including Director of Chevrolet Product Planning, Chief Engineer of Chevrolet, Chief Engineer of Powertrain and Racing in the Buick Division, Director of Advanced Vehicle Engineering, Vice President of GM’s Advanced Engineering Staff and Vice President of GM’s North American Engineering. Mr. Runkle was President of Delphi’s Saginaw Steering Division from 1993 to 1996, where he led a significant turnaround and divestiture of uncompetitive assets. He was President of Delphi’s Energy & Engine Management from 1996 to 2000 and co-led the initial public offering spin-off of Delphi from GM, subsequently becoming Executive Vice President of the Dynamics & Propulsion Sector in 2000. Mr. Runkle assumed the role of Vice Chairman and Chief Technology Officer of Delphi from 2003 to 2005, later transitioning to EaglePicher as Chairman from 2006 to 2011 and Autocam as Chairman from 2007 to 2009. Additionally, Mr. Runkle served as Chief Executive Officer and Executive Chairman of EcoMotors, an advance engine company, from 2009 to 2014 and Executive Chairman of Ioxus, Inc., an ultra-capacitor company, from 2015 to 2017. Mr. Runkle previously served as a director of several public companies including Lear Corporation (“Lear”), Delphi and Outboard Marine Corporation, and was a director of Asia Automotive Acquisition Corporation, a special purpose acquisition corporation from 2005 to 2008. Mr. Runkle has served as a director of VIA Motors Inc., a startup EV company, from 2014 to 2023, senior consultant to Tennenbaum Capital Partners LLC since 2005, advisor to General Fusion Inc. from 2014 to 2024, advisor to Tula Technology Inc. since 2014, advisor to ClearFlame Engines from 2019 to 2025, advisor to The Holdsworth Investment Group since 2017, and President of Runkle Enterprises LLC since 2005 on topics including technology and business strategy, electronics, fuel cells, energy development and storage, electrified vehicles and lean implementation strategy. Mr. Runkle also served as advisor to Soar Technology, an AI company, from 2017 to 2020, director of WinCup from 2009 to 2015, a director of the nonprofit Lean Enterprise Institute Inc., from 2008 to 2017 and director of Transonic Combustion from 2010 to 2015. Mr. Runkle has served as a director of Munro Defense, Inc. since February 2025. Mr. Runkle served as a director of Kensington SPAC I from April 2020 until it consummated its business combination with QuantumScape in November 2020, served as a director of Kensington SPAC II from January 2021 until it consummated its business combination with Wallbox in October 2021 and served as a director of Kensington SPAC IV from March 2022 until it consummated its business combination with Amprius in September 2022. We believe Mr. Runkle’s significant experience in the Focus Industries, as well as other high growth sectors, in both private and public companies, as well as his engineering knowledge, makes him well-qualified to serve as a member of the Kensington Board.

Matthew Simoncini, one of our independent directors, was the President and Chief Executive Officer of Lear from 2011 to 2018, with significant strategic and financial expertise in the automotive and automotive-related sector and extensive relationships with suppliers, business owners and intermediaries. Mr. Simoncini has over 35 years of experience in the automotive and automotive-related sector in evaluating companies, emerging technologies and management teams, with significant expertise in due diligence and assessing the suitability of acquisition opportunities. While President and Chief Executive Officer of Lear, Mr. Simoncini was responsible for the strategic direction and operational leadership of the company. From 2007 to 2011, Mr. Simoncini was Chief Financial Officer of Lear, responsible for Lear’s global finance operations, including external financial reporting, corporate business planning, corporate strategy and business development. Mr. Simoncini joined Lear in 1999 after Lear acquired UT Automotive (“UTA”), where he was director of global financial planning & analysis. Before UTA, Mr. Simoncini held financial and manufacturing positions with Varity Corporation’s Kelsey-Hayes Company and Horizon Enterprises Inc., including several senior financial roles in Europe. Mr. Simoncini began his career at Touche Ross & Co. and is a certified public accountant. Mr. Simoncini served as a director of Cooper-Standard Holdings from 2018 to 2020. Since 2020, Mr. Simoncini has served as a director of Luminar Technologies, Inc. Mr. Simoncini served as a director of Kensington SPAC I from April 2020 until it consummated its business combination with QuantumScape in November 2020, served as a director of Kensington SPAC II from January 2021 until it consummated its business combination with Wallbox in October 2021 and served as a director of Kensington SPAC IV from March 2022 until it consummated its business combination with Amprius in September 2022. We believe Mr. Simoncini’s significant experience in the Focus Industries, in both private and public companies, as well as his financial expertise, makes him well-qualified to serve as a member of the Kensington Board.

Executive and Director Compensation

None of our directors or officers has received any cash compensation for services rendered to us. Kensington's Sponsor, directors and officers, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to Kensington's Sponsor, directors, officers or our or any of their respective affiliates.

We are not prohibited from paying any fees (including advisory fees), reimbursements or cash payments to Kensington's Sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, including the following payments, all of which, if made prior to the completion of our initial business combination, will be paid from funds held outside the Trust Account:

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repayment of an aggregate of up to $300,000 in loans made to us by Kensington's Sponsor to cover offering-related and organizational expenses; provided that amounts due under the note may, at the option of Kensington's Sponsor, be converted into working capital loans described below that, at the option of Kensington's Sponsor, may be converted into warrants as described below;
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the payment of service and administrative fees to Kensington Capital Partners, an affiliate of Justin Mirro, our Chairman and Chief Executive Officer, of $20,000 per month for 18 months commencing on March 3, 2026 (upon completion of our initial business combination, any portion of the amounts due that have not yet been paid will accelerate) and the payment of service and administrative fees to DEHC, an affiliate of Daniel Huber, our Chief Financial Officer, of $20,000 per month for 18 months commencing on March 3, 2026 (upon completion of our initial business combination, any portion of the amounts due that have not yet been paid will accelerate);
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payment of consulting, success or finder fees to Kensington's Sponsor or a member of our management team, or their respective affiliates in connection with the consummation of our initial business combination;
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we may engage Kensington's Sponsor or an affiliate of Kensington's Sponsor as an advisor or otherwise in connection with our initial business combination and certain other transactions and pay such person or entity a salary or fee in an amount that constitutes a market standard for comparable transactions;
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reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination; and
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repayment of loans which may be made by any of Kensington's Sponsor, any of its affiliates or certain of our directors and officers to finance transaction costs in connection with an intended initial business combination, the terms of which have not been determined nor have any written agreements been executed with respect thereto. Up to $2,000,000 of such loans (including the existing unsecured promissory note described herein) may be convertible into warrants at a price of $0.50 per warrant at the option of the lender. Except for the foregoing, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting, management or other compensation from the combined company. All compensation will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our officers after the completion of our initial business combination will be determined by a compensation committee constituted solely by independent directors. Pursuant to our Cayman Constitutional Documents, any payment made to members of the audit committee shall require the review and approval of the directors, with any director interested in such payment abstaining from such review and approval.

We are not party to any agreements with our directors and officers that provide for benefits upon termination of employment. The existence or terms of any such employment or consulting arrangements may influence our management’s motivation in identifying or selecting a target business, and we do not believe that the ability of our management to remain with us after the consummation of our initial business combination should be a determining factor in our decision to proceed with any potential business combination.

Set forth below is a summary of the amount of compensation and securities received or to be received by the Sponsor, its affiliates and our directors, officers and their affiliates in connection with the Business Combination and related transactions.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration
Sponsor	9,857,142 shares of New Nth Cycle Common Stock upon conversion of 9,857,142 Founder Shares.	$25,000.
Sponsor, Officers and Directors	Consulting, success or finder fees in connection with the consummation of our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.
	Salary or fee in an amount that constitutes a market standard for comparable transactions in connection with our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.

Number, Terms of Office and Appointment of Directors and Officers

The Kensington Board consists of seven members. Prior to our initial business combination, holders of our Founder Shares will have the right to vote to appoint all of our directors and remove members of the Kensington Board for any reason, and holders of our Public Shares will not have the right to vote on the appointment of directors during such time; provided, however, that if all of the Founder Shares are converted to Kensington Class A Shares prior to the date of the initial business combination, the holders of our Public Shares will have the right to vote on the election of directors. These provisions of our Cayman Constitutional Documents may only be amended by a special resolution passed by a majority of at least 90% of our ordinary shares attending and voting in a general meeting. Each of our directors will hold office for a three-year term. Subject to any other special rights applicable to the shareholders, any vacancies on the Kensington Board may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of the Kensington Board or by a majority of the holders of our ordinary shares (or, prior to our initial business combination, holders of our Founder Shares).

Our officers are appointed by the Kensington Board and serve at the discretion of the Kensington Board, rather than for specific terms of office. The Kensington Board is authorized to appoint persons to the offices set forth in our Cayman Constitutional Documents as it deems appropriate. Our Cayman Constitutional Documents provide that our officers may consist of a Chairman, a Vice-Chairman, a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer and such other offices as may be determined by the Kensington Board.

Committees of the Board of Directors

Pursuant to NYSE listing rules we have established three standing committees — an audit committee in compliance with Section 3(a)(58)(A) of the Exchange Act, a compensation committee and a nominating and corporate governance committee, each comprised of independent directors. Under NYSE listing rule 303A.00, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements. We do not intend to rely on the phase-in schedules set forth in NYSE listing rule 303A.00.

Audit Committee

The members of our audit committee are Messrs, Simoncini, Quain and Runkle. Mr. Simoncini serves as chairman of the audit committee.

Each member of the audit committee is financially literate and the Kensington Board has determined that Mr. Simoncini qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:

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assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, and (4) the performance of our internal audit function and independent registered public accounting firm;
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the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other registered public accounting firm engaged by us;

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pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;
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reviewing and discussing with the independent registered public accounting firm all relationships the independent registered public accounting firm has with us in order to evaluate their continued independence;
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setting clear hiring policies for employees or former employees of the independent registered public accounting firm;
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setting clear policies for audit partner rotation in compliance with applicable laws and regulations;
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obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent registered public accounting firm’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;
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meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Kensington;”
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monitoring compliance with the terms of the IPO and, if any non-compliance is identified, the audit committee shall be charged with the responsibility to take all action necessary to rectify such non-compliance or otherwise cause compliance with the terms of the IPO;
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reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and
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reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

The members of our compensation committee are Messrs, Pettersson and Kassling. Mr. Pettersson serves as chairman of the compensation committee. We have adopted a compensation committee charter, which details the purpose and responsibility of the compensation committee, including:

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reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;
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reviewing and making recommendations to the Kensington Board with respect to the compensation, and any incentive-compensation and equity-based plans that are subject to board approval of all of our other officers;
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reviewing our executive compensation policies and plans;
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implementing and administering our incentive compensation equity-based remuneration plans;
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assisting management in complying with our proxy statement and annual report disclosure requirements;
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approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;
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producing a report on executive compensation to be included in our annual proxy statement; and
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reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the NYSE and the SEC.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Messrs, Quain and Pettersson. Mr. Quain serves as chair of the nominating and corporate governance committee. We have adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:

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identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the Kensington Board, and recommending to the Kensington Board candidates for nomination for election at the annual general meeting or to fill vacancies on the Kensington Board;
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developing and recommending to the Kensington Board and overseeing implementation of our corporate governance guidelines;
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coordinating and overseeing the annual self-evaluation of the Kensington Board, its committees, individual directors and management in the governance of the company; and
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reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and will be directly responsible for approving the search firm’s fees and other retention terms.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Kensington Board considers educational background, variety of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our initial business combination, holders of our Public Shares will not have the right to recommend director candidates for nomination to the Kensington Board.

Director Independence

NYSE listing standards require that a majority of the Kensington Board be independent within one year of our initial public offering. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the Kensington Board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. We have five “independent directors” as defined in the NYSE listing standards and applicable SEC rules. Our board has determined that each of William Kassling, Anders Pettersson, Mitchell Quain, Donald Runkle and Matthew Simoncini is an independent director under applicable SEC rules and the NYSE listing standards.

Our independent directors have regularly scheduled meetings at which only independent directors are present.

Clawback Policy

We have adopted a compensation recovery policy that is compliant with the NYSE listing rules as required by the Dodd-Frank Act.

Code of Ethics

We have adopted a code of ethics and business conduct (our “Code of Ethics”) applicable to our directors, officers and employees. We have filed a copy of our form of our Code of Ethics as an exhibit to this proxy statement/prospectus. You will be able to review this document by accessing our public filings at the SEC’s website at www.sec.gov. In addition, a copy of our Code of Ethics will be provided without charge upon request from us.

If we make any amendments to our Code of Ethics other than technical, administrative or other non-substantive amendments, or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions requiring disclosure under applicable SEC or NYSE rules, we will disclose the nature of such amendment or waiver in a Current Report on Form 8-K filed with the SEC or on our website and keep such information on the website for at least 12 months. The information included on our website is not incorporated by reference into this proxy statement/prospectus or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

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duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;
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duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;
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duty to not improperly fetter the exercise of future discretion;
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duty to exercise powers fairly as between different sections of shareholders;
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duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and
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duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care, which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge, skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders; provided that there is full disclosure by the directors. This can be done by way of permission granted in the Cayman Constitutional Documents or alternatively by shareholder approval at general meetings.

In addition, members of our management team and the Kensington Board directly or indirectly own Founder Shares and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with Kensington's Sponsor, directors, or officers or advisors, or making the acquisition through a joint venture or other form of shared ownership with either of Kensington's Sponsor, directors or officers. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent and disinterested directors, would obtain an opinion from an independent investment banking firm that is a member of FINRA or from a valuation or appraisal firm that such an initial business combination is fair to our company from a financial point of view.

In addition, Kensington's Sponsor or any of its affiliates may make additional investments in the company in connection with the initial business combination, although Kensington's Sponsor and its affiliates have no obligation or current intention to do so. If Kensington's Sponsor or any of its affiliates elects to make additional investments, such proposed investments could influence Kensington's Sponsor’s motivation to complete an initial business combination.

Our management team, in their capacities as directors, officers or employees of Kensington's Sponsor or its affiliates or in their other endeavors, may choose to present potential business combinations to the related entities described above, current or future entities affiliated with or managed by third parties, before they present such opportunities to us, subject to his or her fiduciary duties under Cayman Islands law and any other applicable fiduciary duties.

Our directors and officers presently have, and any of them in the future may have, additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our directors or officers becomes aware of a business combination opportunity that is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she may need to honor these fiduciary or contractual obligations to present such business combination opportunity to such entity, or in the case of a non-compete restriction, may not present such opportunity to us at all, subject to his or her fiduciary duties under Cayman Islands law. Our Cayman Constitutional Documents provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other. Our directors and officers are also not required to commit any specified amount of time to our affairs, and, accordingly, will have conflicts of interest in allocating management time among various business activities, including identifying potential business combinations and monitoring the related due diligence.

Accordingly, if any of the above directors or officers become aware of a business combination opportunity which is suitable for any of the above entities to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. Our Cayman Constitutional Documents provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other. We do not believe, however, based on the other companies with which our directors and officers are affiliated and their respective businesses, that any of the foregoing fiduciary duties or contractual obligations will materially affect our ability to identify and pursue business combination opportunities or complete our initial business combination.

Potential investors should also be aware of the following potential conflicts of interest:

•
None of our directors or officers is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.
•
In the course of their other business activities, our directors and officers may become aware of investment and business opportunities that may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented. For a complete description of our management’s other affiliations, see “—Directors and Executive Officers”.
•
Our initial shareholders, directors and officers have agreed to waive their redemption rights with respect to any Founder Shares and Public Shares held by them in connection with the consummation of our initial business combination. Additionally, our initial shareholders have agreed to waive their redemption rights with respect to their Founder Shares if we fail to consummate our initial business combination within 24 months after the closing of the IPO. However, if our initial shareholders (or any of our directors, officers or affiliates) acquire Public Shares, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to consummate our initial business combination within the prescribed time frame. With certain limited exceptions, the Founder Shares will not be transferable, assignable or salable by our initial shareholders until the earlier of: (1) one year after the completion of our initial business combination; and (2) subsequent to our initial business combination (x) if the last reported sale price of our Kensington Class A Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property. Since our directors and officers may directly or indirectly own ordinary shares and warrants and will directly or indirectly own Founder Shares following the IPO, our directors and officers may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.
•
Our directors and officers may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such directors and officers was included by a target business as a condition to any agreement with respect to our initial business combination.
•
Kensington's Sponsor and members of our management team will directly or indirectly own our securities following the IPO, and accordingly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. As of the closing of the IPO, Kensington's Sponsor had invested in us an aggregate of approximately $5,025,000, comprised of the approximately $25,000 purchase price for its 9,857,142 Founder Shares, or approximately $0.003 per share, and the $5,000,000 purchase price for the Private Placement Warrants, or approximately $0.43 per Private Placement Warrant. Each of our officers owns interest in Kensington's Sponsor. Accordingly, our management team may be more willing to pursue a business combination with a riskier or less-established target business than would be the case if Kensington's Sponsor had paid the same per share price for the Founder Shares as our Public Shareholders paid for their Public Shares.
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In the event Kensington's Sponsor or members of our management team provide loans to us to finance transaction costs, or out-of-pocket reimbursement of expenses, in connection with an intended initial business combination and/or incur expenses on our behalf in connection with an initial business combination, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as such loans may not be repaid and/or such expenses may not be reimbursed unless we consummate such business combination.

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We are not prohibited from pursuing an initial business combination with a company that is affiliated with Kensington's Sponsor, directors or members of our management team; accordingly, such affiliated person(s) may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as such affiliated person(s) would have interests different from our Public Shareholders and would likely not receive any financial benefit unless we consummated such business combination.
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We may engage Kensington's Sponsor, or one or more affiliates as an advisor or otherwise in connection with our initial business combination and certain other transactions. In the event Kensington's Sponsor, or one or more affiliates provides any such services after the IPO, such person(s) would have a conflict of interest if a portion of its compensation from the IPO is dependent on completion of our initial business combination.

The conflicts described above may not be resolved in our favor.

Accordingly, as a result of multiple business affiliations, our directors and officers have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Below is a table summarizing the entities to which our directors and officers and certain of our affiliates currently have fiduciary duties or contractual obligations that may present a conflict of interest:

Individual	Entity	Entity’s Business	Affiliate
Justin Mirro	Kensington Capital Partners, LLC	Investor in automotive and automotive-related sector businesses	President
	Munro & Associates, LLC	Engineering consulting	Chairman
Dieter Zetsche	TUI AG	Leisure, travel and tourism	Chairman
	Aldi Sued Dienstleistungs-GmbH	Supermarket	Member of Advisory Board
	Adobe Inc.	Computer software	Member of International Advisory Board
	Volocopter GmbH	Urban air mobility	Member of Advisory Board
	Factorial Energy	Battery technology	Member of Advisory Board
	Applied Intuition, Inc.	Software for automotive industry	Member of Advisory Board
	Munro & Associates, LLC	Engineering consulting	Director
Robert Remenar	Cooper-Standard Holdings Inc.	Global supplier of systems and components for the automotive industry	Director
	Motherson Sumi Systems Limited	Automotive component manufacturer	Director
	Munro & Associates, LLC	Engineering consulting	Director
	HEVO Inc.	EV charging solutions	Director
Simon Boag	IncWell LLC	Venture capital fund	Managing Partner
	Munro Defense, Inc.	Engineering consulting focused on the defense industry	Director
	Vesta Housing Inc., dba Aro Homes	Residential construction proptech company focused on precision-engineered, modular, carbon-negative homes	Chief Executive Officer
Daniel Huber	DEHC LLC	Provider of consulting and administrative services	Managing Member
	Munro Defense, Inc.	Engineering consulting focused on the defense industry	Chairman
William E. Kassling	Pittsburgh Penguins	Ice hockey team	Director
	The Crosby Group	A company that provides products and services used to make lifting, rigging, transporting, and securing operations safer and more efficient	Director

Individual	Entity	Entity’s Business	Affiliate
Anders Pettersson	Brink Group B.V.	Manufacturer of tow bars	Chairman
	ZetaDisplay AB	Supplier of visual communication solutions	Director
	KlaraBo Sverige AB	Construction and real estate	Director
	Skabholmen Invest AB	Private equity firm	Director
	PS Enterprise AB	Holding company	Director
	Wallbox N.V.	EV charging solutions	Chairman
Mitchell Quain	American Securities Inc.	Private equity firm	Member of Executive Council
	AstroNova, Inc.	Designer and developer of data visualization solutions	Director
	Munro & Associates, LLC	Engineering consulting	Director
Donald Runkle	Tennenbaum Capital Partners LLC	Private equity firm	Senior Consultant
	Tula Technology Inc.	Software company	Member of Advisory Board

We are not prohibited from pursuing an initial business combination with a company that is affiliated with Kensington's Sponsor, directors, officers or advisors, or making the acquisition through a joint venture or other form of shared ownership with either of Kensington's Sponsor, directors or officers. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent and disinterested directors, would obtain an opinion from an independent investment banking firm that is a member of FINRA or from a valuation or appraisal firm that such an initial business combination is fair to our company from a financial point of view. In addition, pursuant to NYSE listing rules, our initial business combination must be approved by a majority of our independent directors.

In addition, Kensington's Sponsor or any of its affiliates may make additional investments in the company in connection with the initial business combination, although Kensington's Sponsor and its affiliates have no obligation or current intention to do so. If Kensington's Sponsor or any of its affiliates elects to make additional investments, such proposed investments could influence Kensington's Sponsor’s motivation to complete an initial business combination.

In the event that we submit our initial business combination to our Public Shareholders for a vote, our initial shareholders, directors and officers have agreed (and their permitted transferees will agree), pursuant to the terms of a letter agreement entered into with us, to vote any Founder Shares and Public Shares held by them in favor of our initial business combination. Any shares purchased from Public Shareholders by the initial shareholders directors and officers or their affiliates would not be voted in favor of approving a business combination transaction. Additionally, in the event Kensington's Sponsor, directors, executive officers, advisors or their affiliates were to purchase shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act. See “—Permitted Purchases of, and Other Transactions with Respect to, Our Securities” for more information.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.

Periodic Reporting and Audited Financial Statements

We have registered our securities under the Exchange Act and have reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports will contain consolidated financial statements audited and reported on by our independent registered public accounting firm.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF KENSINGTON

The following discussion and analysis of the financial condition and results of operations of Kensington Capital Acquisition Corp. VI (for purposes of this section, “Kensington”, “we”, “us” and “our”) should be read in conjunction with the financial statements and related notes of Kensington included elsewhere in this prospectus/proxy statement. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this prospectus/proxy statement.

Overview

We are a blank check company incorporated as a Cayman Islands exempted company on December 4, 2025 formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We intend to effectuate our business combination using cash derived from the proceeds of the IPO described below and the sale of the Kensington Private Placement Warrants, our shares, debt or a combination of cash, shares and debt.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a business combination will be successful.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from December 4, 2025 (inception) through December 31, 2025 were organizational activities and those necessary to prepare for the IPO. We will not generate any operating revenues until after the completion of our business combination. We generate non-operating income in the form of interest income on cash and marketable securities held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

Liquidity and Capital Resources

Our liquidity needs were satisfied prior to the completion of our IPO through $25,000 paid by Kensington's Sponsor to cover certain of our offering and formation costs in exchange for the issuance of the Founder Shares to Kensington's Sponsor and up to $300,000 in loans from Kensington's Sponsor, under an unsecured promissory note. As of December 31, 2025, there was $150,000 outstanding under such promissory note.

On March 5, 2026, we consummated the IPO of 23,000,000 Kensington Units at $10.00 per Kensington Unit, which includes the full exercise of the Underwriters’ (as defined below) over-allotment option of 3,000,000 Kensington Units, generating gross proceeds of $230,000,000. Simultaneously with the closing of the IPO, we consummated the sale of an aggregate of 11,533,333 Private Placement Warrants to the Sponsor at a price of $0.43 per Kensington Private Placement Warrant, or $5,000,000 in the aggregate. Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC and Drexel Hamilton, LLC (collectively, the “Underwriters”) purchased an aggregate of 3,066,667 Kensington Private Placement Warrants at a price of $0.75 per Kensington Private Placement Warrant, or $2,300,000 in the aggregate.

Following the IPO, the full exercise of the Underwriters’ over-allotment option, and the sale of the Kensington Private Placement Warrants, a total of $230,000,000 was placed in the Trust Account. We incurred transaction costs of $14,759,229, consisting of $4,600,000 of cash underwriting fee, $9,200,000 of deferred underwriting fee, and $959,229 of other offering costs.

In order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, any of their respective affiliates or certain of Kensington’s directors and officers may, but are not obligated to, loan Kensington funds as may be required (“Working Capital Loans”). If we complete a business combination, we would repay such loaned amounts. In the event that a business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. At the lender’s discretion, up to $2,000,000 of such Working Capital Loans may be convertible into warrants at a price of $0.50 per warrant. The warrants would be identical to the Kensington Private Placement Warrants.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our business combination. Moreover, we may need to obtain additional financing either to complete our business combination or because we become obligated to redeem a significant number of our Public Shares upon consummation of our business combination, in which case we may issue additional securities or incur debt in connection with such business combination.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2025. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay each of the Sponsor and DEHC (each, a “Provider”, and collectively, the “Providers”) $20,000 per month for administrative and other services. We began incurring these monthly fees on March 3, 2026 and these monthly fees will cease upon (i) the completion of the initial business combination, (ii) the liquidation of Kensington or (iii) the 18-month anniversary of the effective date of the IPO. The aggregate payments to each Provider shall not exceed $360,000, and any portion of such amount that has not yet been paid will become immediately due and payable upon the completion of the initial business combination.

The Underwriters are entitled to (1) an underwriting discount of $0.20 per Kensington Unit, or $4,600,000 in the aggregate, which was paid in cash at the closing of the IPO and (2) a deferred fee of $0.40 per Kensington Unit, or $9,200,000 in the aggregate. The deferred fee will become payable to the Underwriters from the amounts held in the Trust Account solely in the event that Kensington completes a business combination, subject to the terms of the underwriting agreement and will be based on the amount of funds remaining in the Trust Account after shareholder redemptions of Public Shares in connection with the consummation of a business combination.

The holders of Founder Shares, Kensington Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any, and any Kensington Class A Shares issuable upon the exercise of the Kensington Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares are entitled to registration rights pursuant to a registration rights agreement signed upon the consummation of the IPO. These holders are entitled to certain demand and “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Critical Accounting Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Making estimates requires management to exercise significant judgement. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, actual results could materially differ from those estimates.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our unaudited condensed financial statements.

DESCRIPTION OF NEW NTH CYCLE SECURITIES

The following summary of the material terms of New Nth Cycle’s securities is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Proposed Charter and the Proposed Bylaws are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus. The full text of the Kensington Warrant Agreement, dated March 3, 2026, is included as an exhibit to the registration statement of which this proxy statement/prospectus is a part. We urge you to read the Proposed Charter, the Proposed Bylaws and the Kensington Warrant Agreement in their entirety for a complete description of the rights and preferences of the New Nth Cycle securities following the Closing. Unless the context otherwise requires, all references in this section to “we,” “us” or “our” refer to New Nth Cycle.

Certain provisions of the Proposed Charter, Proposed Bylaws and Kensington Warrant Agreement summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of New Nth Cycle Common Stock.

General

The Proposed Charter will authorize the issuance of shares, consisting of:

shares of New Nth Cycle Common Stock, par value $0.0001 per share; and

shares of New Nth Cycle Preferred Stock, par value $0.0001 per share.

Except as otherwise required by the Proposed Charter, the holders of shares of New Nth Cycle Common Stock shall vote together as a single class (or, if any holders of shares of New Nth Cycle Preferred Stock are entitled to vote together with the holders of New Nth Cycle Common Stock, as a single class with such holders of New Nth Cycle Preferred Stock) on all matters submitted to a vote of stockholders of New Nth Cycle.

Common Stock

Voting rights. Each holder of New Nth Cycle Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one vote for each share of New Nth Cycle Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. The holders of shares of New Nth Cycle Common Stock do not have cumulative voting rights.

Dividend rights. Subject to applicable law and the rights and preferences, if any, of the holders of any outstanding series of New Nth Cycle Preferred Stock, the holders of New Nth Cycle Common Stock shall be entitled to the payment of dividends in cash, in property or in shares of New Nth Cycle’s capital stock. Dividends may be declared and paid ratably on the New Nth Cycle Common Stock out of the assets of New Nth Cycle that are legally available for this purpose at such times and in such amounts as the New Nth Cycle Board, in its discretion, shall determine.

The payment of future dividends on the shares of New Nth Cycle Common Stock will depend on the financial condition of New Nth Cycle after the completion of the Business Combination, and subject to the discretion of the New Nth Cycle Board. There can be no guarantee that cash dividends will be declared. The ability of New Nth Cycle to declare dividends may be limited by the terms and conditions of other financing and other agreements entered into by New Nth Cycle or any of its subsidiaries from time to time.

Rights upon liquidation. Subject to the rights and preferences, if any, of the holders of any shares of any outstanding series of New Nth Cycle Preferred Stock, in the event of any liquidation, dissolution or winding up of New Nth Cycle, whether voluntary or involuntary, the funds and assets of New Nth Cycle that may be legally distributed to New Nth Cycle’s stockholders shall be distributed among the holders of the then outstanding New Nth Cycle Common Stock pro rata in accordance with the number of shares of New Nth Cycle Common Stock held by each such holder.

Other rights. The holders of New Nth Cycle Common Stock have no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the New Nth Cycle Common Stock. The voting, dividend, liquidation and other rights and powers of New Nth Cycle Common Stock are subject to and qualified by those of the holders of any series of the New Nth Cycle Preferred Stock as the New Nth Cycle Board may designate from time to time.

New Nth Cycle Preferred Stock

The Proposed Charter will authorize the New Nth Cycle Board to establish one or more series of New Nth Cycle Preferred Stock. Unless required by law or any stock exchange, the authorized shares of New Nth Cycle Preferred Stock will be available for issuance without further action by the holders of New Nth Cycle Common Stock.

The New Nth Cycle Board has the discretion to determine and fix the number of shares of any such series of New Nth Cycle Preferred Stock and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease the number of shares of such series. The issuance of New Nth Cycle Preferred Stock may have the effect of delaying, deferring or preventing a change in control of New Nth Cycle without further action by the stockholders. Additionally, the issuance of New Nth Cycle Preferred Stock may adversely affect the holders of the New Nth Cycle Common Stock by restricting dividends on the New Nth Cycle Common Stock, diluting the voting power of the New Nth Cycle Common Stock or subordinating the liquidation rights of the New Nth Cycle Common Stock. As a result of these or other factors, the issuance of New Nth Cycle Preferred Stock could have an adverse impact on the market price of the New Nth Cycle Common Stock.

Anti-Takeover Effects of the Proposed Charter, the Proposed Bylaws and Certain Provisions of Delaware Law

No Cumulative Voting

The Proposed Charter does not provide for cumulative voting in the election of directors. The New Nth Cycle Board is empowered to elect a director to fill a vacancy created by the expansion of the New Nth Cycle Board or by death, resignation, disqualification, retirement, removal of a director or other causes.

Authorized but Unissued Capital Stock

Authorized New Nth Cycle Common Stock and New Nth Cycle Preferred Stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved New Nth Cycle Common Stock and New Nth Cycle Preferred Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

The Proposed Charter provides that, subject to the special rights of the holders of one or more outstanding series of New Nth Cycle Preferred Stock to elect directors, the New Nth Cycle Board will be divided into three classes of directors, designated as Class I, Class II and Class III, with each director serving a three-year term. As a result, approximately one-third of the New Nth Cycle Board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the New Nth Cycle Board.

Stockholder Action; Special Meetings of Stockholders

The Proposed Charter provides that stockholders may not take action by written consent (other than holders of any series of New Nth Cycle Preferred Stock, voting separately as a series or separately as a class with one or more other such series, to the extent expressly provided by the applicable certificate of designation) but may only take action at annual or special meetings of stockholders. As a result, a holder or group of holders controlling a majority of New Nth Cycle’s capital stock would not be able to amend the Proposed Bylaws or remove directors without holding a meeting of stockholders called in accordance with the Proposed Bylaws. Further, the Proposed Charter provides that special meetings of stockholders may be called only by or at the direction of the New Nth Cycle Board, the Chairperson of the New Nth Cycle Board, the Chief Executive Officer or the President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of stockholders to force consideration of a proposal or for stockholders controlling a majority of New Nth Cycle’s capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

In addition, the Proposed Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting or special meeting of stockholders. Generally, in order for any matter to be “properly brought” before a meeting, the matter must be (a) specified in a notice of meeting given by or at the direction of the New Nth Cycle Board, (b) if not specified in a notice of meeting, otherwise brought before the meeting by or at the direction of the New Nth Cycle Board or the Chairman of the New Nth Cycle Board, or (c) otherwise properly brought before the meeting by a stockholder present in person who (1) was a record owner of shares of capital stock of New Nth Cycle both at the time of giving the notice and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with the advance notice procedures specified in the Proposed Bylaws or properly made such proposal in accordance with Rule 14a-8 under the Exchange Act and the rules and regulations thereunder, which proposal has been included in the proxy statement for the annual meeting. Further, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (a) provide Timely Notice (as defined below) thereof in writing and in proper form to the secretary and (b) provide any updates or supplements to such notice at the times and in the forms required by the Proposed Bylaws. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, New Nth Cycle’s principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting is first made (such notice within such time periods, “Timely Notice”). Additionally, any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the New Nth Cycle Board.

Stockholders at an annual meeting or special meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the New Nth Cycle Board or by a stockholder of record who was a record owner of shares of capital stock of New Nth Cycle both at the time of giving the notice and at the time of the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the New Nth Cycle’s secretary of the stockholder’s intention to bring such business or nomination before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of the outstanding voting securities until the next stockholder meeting.

Supermajority Approvals

The Proposed Charter provides that the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the total voting power of all then outstanding shares of stock of New Nth Cycle entitled to vote thereon, voting together as a single class, will be required to amend, alter, repeal or rescind certain provisions of the Proposed Charter, including provisions relating to New Nth Cycle Preferred Stock, the management and classification of the New Nth Cycle Board, action by written consent and special meetings, director and officer indemnification, forum selection, and amendments to the Proposed Charter. The affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of New Nth Cycle entitled to vote generally in an election of directors, voting as a single class, will be required to amend or repeal the Proposed Bylaws, although the Proposed Bylaws may also be amended by the New Nth Cycle Board.

Exclusive Forum Provision

The Proposed Charter will provide that, unless New Nth Cycle consents in writing to the selection of an alternative forum, (a) the Chancery Court (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for (1) any derivative action, suit or proceeding brought on behalf of New Nth Cycle, (2) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of New Nth Cycle to New Nth Cycle or to New Nth Cycle’s stockholders, (3) any action, suit or proceeding arising pursuant to any provision of the DGCL or Proposed Charter or the Proposed Bylaws (as either may be amended from time to time) or (4) any action, suit or proceeding asserting a claim against New Nth Cycle governed by the internal affairs doctrine; and (b) subject to the provisions of the Proposed Charter, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Although New Nth Cycle believes this provision benefits New Nth Cycle by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against New Nth Cycle’s directors and officers, although New Nth Cycle’s stockholders will not be deemed to have waived New Nth Cycle’s compliance with federal securities laws and the rules and regulations thereunder.

Limitations on Liability and Indemnification of Officers and Directors

The Proposed Charter and the Proposed Bylaws provide that New Nth Cycle will indemnify and hold harmless its directors and officers, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended. In addition, the Proposed Charter provides that New Nth Cycle’s directors and officers will not be personally liable to New Nth Cycle or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended.

The Proposed Bylaws also permit New Nth Cycle to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of New Nth Cycle, or is or was serving at the request of New Nth Cycle as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not New Nth Cycle could have the power to indemnify him or her against such liability under the provisions of the DGCL.

These provisions may discourage stockholders from bringing a lawsuit against New Nth Cycle’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit New Nth Cycle and New Nth Cycle’s stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

New Nth Cycle believes that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to New Nth Cycle’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving any of New Nth Cycle’s directors, officers or employees for which indemnification is sought.

Warrants

Kensington Public Warrants

Following the Business Combination, each issued and outstanding Kensington Class 1 Warrant and Kensington Class 2 Warrant will become exercisable for one share of New Nth Cycle Common Stock. At the First Effective Time, the Exercise Period (as defined in the Kensington Warrant Agreement) of any Kensington Class 2 Warrant (or fraction thereof) attached to a share of New Nth Cycle Common Stock that is redeemed in the Redemption will terminate, and there will no longer be any distinction between the Kensington Class 1 Warrants and the remaining Kensington Class 2 Warrants.

Each whole Kensington Public Warrant entitles the registered holder to purchase one share of New Nth Cycle Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the Business Combination, except as described below. Pursuant to the Kensington Warrant Agreement, a Kensington Public Warrant holder may exercise its Kensington Public Warrants only for a whole number of shares of New Nth Cycle Common Stock. This means only a whole Kensington Public Warrant may be exercised at a given time by a Kensington Public Warrant holder. The Kensington Public Warrants will expire seven years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of New Nth Cycle Common Stock pursuant to the exercise of a Kensington Public Warrant and will have no obligation to settle such Kensington Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of New Nth Cycle Common Stock issuable upon exercise of the Kensington Public Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise permitted as described. Except as described below, no Kensington Public Warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their Kensington Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Kensington Public Warrant, the holder of such Kensington Public Warrant will not be entitled to exercise such Kensington Public Warrant and such Kensington Public Warrant may have no value and expire worthless.

We have agreed that as soon as practicable, but in no event later than 15 business days, after the closing of the Business Combination, we will use our commercially reasonable efforts to file with the SEC a registration statement covering the issuance, under the Securities Act, of the shares of New Nth Cycle Common Stock issuable upon exercise of the Kensington Public Warrants, and we will use our commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Kensington Public Warrants in accordance with the provisions of the Kensington Warrant Agreement.

If a registration statement covering the shares of New Nth Cycle Common Stock issuable upon exercise of the Kensington Public Warrants does not become effective within 60 business days after the closing of the Business Combination, holders of Kensington Public Warrants will have the right, during any period thereafter when there is no such effective registration statement, to exercise the Kensington Public Warrants on a cashless basis. Additionally, if, at the time that a Kensington Public Warrant is exercised, our shares of New Nth Cycle Common Stock are not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Kensington Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

In the event of a cashless exercise pursuant to the preceding paragraph, each holder would pay the exercise price by surrendering the Kensington Public Warrants for that number of shares of New Nth Cycle Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Nth Cycle Common Stock underlying the Kensington Public Warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the Kensington Public Warrants by (y) the fair market value. The “fair market value” as used in the preceding sentence shall mean the volume weighted average price of the shares of New Nth Cycle Common Stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of Kensington Public Warrants

•
Once the Kensington Public Warrants become exercisable, we may redeem the Kensington Public Warrants:
•
in whole and not in part;
•
at a price of $0.01 per Kensington Public Warrant;
•
upon not less than 30 days’ prior written notice of redemption to each Kensington Public Warrant holder; and
•
if, and only if, the closing price of the shares of New Nth Cycle Common Stock equals or exceeds $18.00 per share (as adjusted to the number of shares issuable upon exercise or the exercise price of a Kensington Public Warrant as described under the heading “—Anti-dilution Adjustments”) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the Kensington Public Warrant holders.

We will not redeem the Kensington Public Warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of New Nth Cycle Common Stock issuable upon exercise of the Kensington Public Warrant is then effective and a current prospectus relating to those shares of New Nth Cycle Common Stock is available throughout the 30-day redemption period or we have elected to require the exercise of the Kensington Public Warrant on a cashless basis as described below. If and when the Kensington Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the Kensington Public Warrants even if the holders are otherwise unable to exercise their Kensington Public Warrants.

If we call the Kensington Public Warrants for redemption as described in this paragraph, our management will have the option to require any holder that wishes to exercise his, her or its Kensington Public Warrant following the notice of redemption to do so on a cashless basis. In the case of such a cashless exercise, each holder would pay the exercise price by surrendering the Kensington Public Warrants for that number of shares of New Nth Cycle Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Nth Cycle Common Stock underlying the Kensington Public Warrants, multiplied by the excess of the “fair market value” less the exercise price of the Kensington Public Warrants by (y) the fair market value. The “fair market value” as used in the preceding sentence shall mean the volume weighted average price of the shares of New Nth Cycle Common Stock for the 10 trading days ending on the trading day prior to the date on which the notice of redemption is sent to the holders of the Kensington Public Warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of New Nth Cycle Common Stock to be received upon exercise of the Kensington Public Warrants, including the “fair market value” in such case.

We have established the $18.00 per share (as adjusted) redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Kensington Public Warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Kensington Public Warrants, each Kensington Public Warrant holder will be entitled to exercise his, her or its Kensington Public Warrant prior to the scheduled redemption date. However, the price of the shares of New Nth Cycle Common Stock may fall below the $18.00 redemption trigger price (as adjusted to the number of shares issuable upon exercise or the exercise price of a Kensington Public Warrant as described under the heading “—Anti-dilution Adjustments”) as well as the $11.50 Kensington Public Warrant exercise price after the redemption notice is issued.

Redemption procedures and cashless exercise

A holder of a Kensington Public Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Kensington Public Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the shares of New Nth Cycle Common Stock issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments

If the number of issued and outstanding shares of New Nth Cycle Common Stock is increased by a capitalization or share dividend payable in shares of New Nth Cycle Common Stock, or by a split-up of shares of New Nth Cycle Common Stock or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of shares of New Nth Cycle Common Stock issuable on exercise of each Kensington Public Warrant will be increased in proportion to such increase in the issued and outstanding shares of New Nth Cycle Common Stock. A rights offering made to all holders of shares of New Nth Cycle Common Stock entitling holders to purchase shares of New Nth Cycle Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of shares of New Nth Cycle Common Stock equal to the product of (1) the number of shares of New Nth Cycle Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of New Nth Cycle Common Stock) and (2) one minus the quotient of (x) the price per share of New Nth Cycle Common Stock paid in such rights offering and (y) the historical fair market value. For these purposes, (1) if the rights offering is for securities convertible into or exercisable for shares of New Nth Cycle Common Stock, in determining the price payable for shares of New Nth Cycle Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) “historical fair market value” means the volume weighted average price of shares of New Nth Cycle Common Stock during the 10 trading day period ending on the trading day prior to the first date on which the shares of New Nth Cycle Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Kensington Public Warrants are outstanding and unexpired, pay to all of the holders of shares of New Nth Cycle Common Stock a dividend or make a distribution in cash, securities or other assets to the holders of shares of New Nth Cycle Common Stock on account of such shares of New Nth Cycle Common Stock (or other securities into which the Kensington Public Warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the shares of New Nth Cycle Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, (c) to satisfy the redemption rights of the holders of shares of New Nth Cycle Common Stock in connection with the Business Combination, (d) to satisfy the redemption rights of the holders of shares of New Nth Cycle Common Stock in connection with a stockholder vote to amend the Proposed Charter (A) to modify the substance or timing of our obligation to allow redemption in connection with the Business Combination or to redeem 100% of our public shares if we did not complete the Business Combination within the allotted time period or (B) with respect to any other provision relating to stockholders’ rights or the Business Combination, or (C) in connection with the redemption of our public shares upon our failure to complete the Business Combination, then the Kensington Public Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New Nth Cycle Common Stock in respect of such event.

If the number of issued and outstanding shares of New Nth Cycle Common Stock is decreased by a consolidation, combination, reverse share subdivision or reclassification of shares of New Nth Cycle Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of shares of New Nth Cycle Common Stock issuable on exercise of each Kensington Public Warrant will be decreased in proportion to such decrease in issued and outstanding shares of New Nth Cycle Common Stock.

Whenever the number of shares of New Nth Cycle Common Stock purchasable upon the exercise of the Kensington Public Warrants is adjusted, as described above, the Kensington Public Warrant exercise price will be adjusted by multiplying the Kensington Public Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New Nth Cycle Common Stock purchasable upon the exercise of the Kensington Public Warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of New Nth Cycle Common Stock so purchasable immediately thereafter.

In addition, if (x) we issue additional shares or equity-linked securities for capital raising purposes in connection with the closing of the Business Combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to either of Kensington's Sponsor or its affiliates, without taking into account any founder shares held by Kensington's Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the completion of the Business Combination (net of redemptions), and (z) the volume weighted average trading price of our shares of New Nth Cycle Common Stock during the 20 trading day period starting on the trading day prior to the day on which we consummate the Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Kensington Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger prices will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the issued and outstanding shares of New Nth Cycle Common Stock (other than those described above or that solely affects the par value of such shares of New Nth Cycle Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a merger or consolidation in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding shares of New Nth Cycle Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Kensington Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Kensington Public Warrants and in lieu of shares of New Nth Cycle Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares, stock or other equity securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Kensington Public Warrants would have received if such holder had exercised their Kensington Public Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such merger or consolidation, then the kind and amount of securities, cash or other assets for which each Kensington Public Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such merger or consolidation that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by New Nth Cycle in connection with redemption rights held by stockholders of New Nth Cycle as provided for in New Nth Cycle’s organizational documents or as a result of the redemption of shares of New Nth Cycle Common Stock by New Nth Cycle if the Business Combination is presented to the stockholders of New Nth Cycle for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding shares of New Nth Cycle Common Stock, the holder of a Kensington Public Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the Kensington Public Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the shares of New Nth Cycle Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Kensington Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the holders of shares of New Nth Cycle Common Stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the Kensington Public Warrant within 30 days following public disclosure of such transaction, the Kensington Public Warrant exercise price will be reduced as specified in the Kensington Warrant Agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the Kensington Warrant Agreement) of the Kensington Public Warrant.

The Kensington Public Warrants were issued in registered form under the Kensington Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The Kensington Warrant Agreement provides that (a) the terms of the Kensington Public Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correcting any mistake, including to conform the provisions of the Kensington Warrant Agreement to the description of the terms of the Kensington Public Warrants and the Kensington Warrant Agreement set forth in this proxy statement/prospectus, or defective provision (ii) removing or reducing New Nth Cycle’s ability to redeem the Kensington Public Warrants or (iii) adding or changing any provisions with respect to matters or questions arising under the Kensington Warrant Agreement as the parties to the Kensington Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Kensington Public Warrants under the Kensington Warrant Agreement in any material respect, (b) the terms of the Kensington Public Warrants may be amended with the vote or written consent of at least 50% of the then outstanding Kensington Public Warrants to allow for the warrants to be, or continue to be, as applicable, classified as equity in our financial statements and (c) all other modifications or amendments to our Kensington Warrant Agreement with respect to (i) the Kensington Public Warrants require the vote or written consent of holders of at least 50% of the then outstanding Kensington Public Warrants, and (ii) the Kensington Private Placement Warrants require the vote or written consent of holders of at least 50% of the then outstanding Kensington Private Placement Warrants. You should review a copy of the Kensington Warrant Agreement, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part, for a complete description of the terms and conditions applicable to the Kensington Public Warrants.

The Kensington Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The Kensington Public Warrant holders do not have the rights or privileges of holders of shares of New Nth Cycle Common Stock and any voting rights until they exercise their Kensington Public Warrants and receive shares of New Nth Cycle Common Stock. After the issuance of shares of New Nth Cycle Common Stock upon exercise of the Kensington Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional Kensington Public Warrants will be issued and only whole Kensington Public Warrants will trade.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Kensington Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Kensington Private Placement Warrants

With certain limited exceptions, the Kensington Private Placement Warrants (including the shares of New Nth Cycle Common Stock issuable upon exercise of the Kensington Private Placement Warrants following the Business Combination) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination and they will not be redeemable by us, as long as they are held by the Sponsor, the underwriters of Kensington’s IPO or the initial lender providing working capital loans to Kensington prior to the Business Combination, as applicable, or any of their respective permitted transferees.

Sponsor, its permitted transferees and the underwriters of Kensington’s IPO have the option to exercise the Kensington Private Placement Warrants on a cashless basis and have certain registration rights described herein. Otherwise, the Kensington Private Placement Warrants have terms and provisions that are identical to those of the Kensington Public Warrants. If the Kensington Private Placement Warrants are held by holders other than the Sponsor, the underwriters of Kensington’s IPO or the initial lender providing working capital loans to Kensington prior to the Business Combination, as applicable, or any of their respective permitted transferees, the Kensington Private Placement Warrants will be redeemed by us in all redemption scenarios and exercisable by the holders on the same basis as the Kensington Public Warrants. If holders of the Kensington Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its Kensington Private Placement Warrants for that number of shares of New Nth Cycle Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Nth Cycle Common Stock underlying the Kensington Private Placement Warrants, multiplied by the excess of the “historical fair market value” (defined below) less the exercise price of the Kensington Private Placement Warrants by (y) the historical fair market value. For these purposes, the “historical fair market value” shall mean the average last reported sale price of the shares of New Nth Cycle Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Transfer Agent and Registrar

The Transfer Agent and registrar for the shares of New Nth Cycle Common Stock will be Continental Stock Transfer & Trust Company.

Listing

Kensington intends to apply to list the New Nth Cycle Common Stock and the New Nth Cycle Warrants on NYSE under the symbols “NTH” and “NTH.W”, respectively, following the Business Combination.

MARKET PRICE AND DIVIDENDS OF SECURITIES

Market Price of Kensington Securities

Market Price and Ticker Symbol

The Kensington Class A Shares, Kensington Original Units, Kensington New Units, Public Shares and Kensington Warrants are currently listed on NYSE under the symbols “KCAC.U,” “KCA.U,” “KCAC,” and “KCAC.W,” respectively. However, the Kensington Class A Shares and Kensington Class 2 Warrants will not separately trade unless and until Kensington consummates an initial business combination.

The closing price of the Kensington Original Units, Kensington New Units and Kensington Class 1 Warrants on July 21, 2026, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.55, $10.07 and $1.40, respectively. As of July 31, 2026, the closing price for each Kensington Original Unit, Kensington New Unit and Kensington Class 1 Warrant was $10.36, $10.17 and $1.17, respectively. Following the Closing, the New Nth Cycle Common Stock and New Nth Cycle Warrants are expected to trade under the ticker symbols “NTH” and “NTH.W”, respectively.

Holders

As of the Record Date, there were holders of record of Kensington Original Units, holders of record of Kensington New Units, one holder of record of Kensington Class B Shares, holders of record of Kensington Class 1 Warrants and no holders of record of Public Shares or Kensington Class 2 Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Kensington Original Units, Kensington New Units and Kensington Class 1 Warrants are held of record by banks, brokers and other financial institutions.

Dividends of Kensington Securities

Kensington has not paid any cash dividends on the Kensington Ordinary Shares to date and does not intend to pay cash dividends prior to the completion of an initial business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of an initial business combination. The payment of any cash dividends subsequent to an initial business combination will be within the discretion of our board of directors at such time. If we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Nth Cycle

Market Price of Nth Cycle’s Securities

Market price information regarding Nth Cycle is not provided because there is no public market for Nth Cycle’s securities.

Dividend Policy of the Company Following the Business Combination

New Nth Cycle does not intend to pay cash dividends after the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of our board of directors at such time. If we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Recent Sales of Unregistered Securities of Nth Cycle

The following description sets forth information regarding all securities of Nth Cycle that were sold during the three years prior to the date of this proxy statement/prospectus without registration under the Securities Act. The descriptions below reflect private placements effected by Nth Cycle in connection with and prior to the Business Combination:

Equity Compensation Awards

1.
From , 2023 through the date of this proxy statement/prospectus, Nth Cycle granted to its directors, employees, consultants and advisors options to purchase an aggregate of 1,721,969 shares of common stock pursuant to the Nth Cycle Incentive Plan at a weighted-average exercise price of $3.02 per share.

Preferred Stock

2.
Between September 2023 and October 2023, Nth Cycle issued and sold an aggregate of approximately 1,925,226 shares of its Series B Preferred Stock, at a weighted-average purchase price of $10.60 per share.

Convertible Note and Warrant

3.
In May 2024 and May 2026, Nth Cycle issued warrants exercisable for 18,066 shares of common stock at an exercise price of $3.43 per share, expiring May 1, 2034, and warrants exercisable for 4,513 shares of common stock at an exercise price of $2.94 per share expiring May 4, 2036, respectively, to a single institutional accredited investor as consideration for a credit facility
4.
From June 2025 through October 2025, Nth Cycle issued and sold subordinated convertible promissory notes in the aggregate principal amount of approximately $7.66 million and related warrants issued to certain early purchasers.
5.
From April 2026 through July 2026, Nth Cycle issued and sold subordinated convertible promissory notes in the aggregate principal amount of approximately $12.70 million.

No underwriters were involved in these transactions. The offers, sales, and issuances of the securities described in paragraph (1) were deemed to be exempt from registration under Rule 701 promulgated under the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The recipients of such securities were Nth Cycle’s directors, employees, or bona fide consultants and received the securities under its equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about Nth Cycle.

The offers, sales, and issuances of the securities described in paragraphs (2), (3), (4) and (5) were deemed to be exempt from registration under Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D under the Securities Act as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access to information about Nth Cycle.

Nth Cycle used or intends to use the net proceeds from the foregoing unregistered offerings for general corporate purposes, including, among other things, research and development activities, and working capital. No underwriters participated in the foregoing transactions, and no underwriting discounts or commissions were paid in connection therewith.

For the avoidance of doubt, the 4,000,000 shares of New Nth Cycle Common Stock pursuant to the PIPE Investment are expected to be issued by New Nth Cycle at Closing and, accordingly, do not constitute historical unregistered sales of Nth Cycle’s securities prior to the Business Combination for purposes of this Item 701 disclosure of the target’s recent sales; summary information regarding such arrangements is provided elsewhere in this proxy statement/prospectus under “The Business Combination Proposal — Related Agreements”.

Use of Proceeds from Previously Registered Securities

Nth Cycle has not conducted any public offering of its securities pursuant to an effective registration statement under the Securities Act during the three years prior to the date of this proxy statement/prospectus and, therefore, has no proceeds from such offerings to report.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to Kensington regarding (i) the beneficial ownership of Kensington Ordinary Shares as of , 2026 (pre-Business Combination) and (ii) the expected beneficial ownership following the consummation of the Business Combination (post-Business Combination) of New Nth Cycle Common Stock (assuming a No Redemption Scenario and a Maximum Redemption Scenario as described below) by:

•
each of Kensington’s current executive officers and directors, and all executive officers and directors of Kensington as a group, in each case pre-Business Combination;
•
each person who will become a named executive officer or director of New Nth Cycle, and all executive officers and directors of New Nth Cycle as a group, in each case post-Business Combination;
•
each person who is known to be the beneficial owner of more than 5% of a class of Kensington Ordinary Shares pre-Business Combination; and
•
each person who is expected to be the beneficial owner of more than 5% of a class of New Nth Cycle stock post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Unless otherwise indicated, Kensington believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

The beneficial ownership of Kensington Ordinary Shares pre-Business Combination is based on 23,000,000 Kensington Class A Shares and 9,857,142 Founder Shares issued and outstanding as of , 2026.

The expected beneficial ownership of New Nth Cycle Common Stock post-Business Combination assumes two scenarios: (i) no Public Shares are redeemed and, (ii) 19,500,000 Public Shares are redeemed as presented elsewhere in this proxy statement/prospectus as the “Maximum Redemption Scenario”. Based on the foregoing assumptions, we have estimated that there would be shares of New Nth Cycle Common Stock issued and outstanding in the No Redemption Scenario and shares of New Nth Cycle Common Stock issued and outstanding in the Maximum Redemption Scenario. If the actual facts are different from the foregoing assumptions, ownership figures in the combined company and the columns under Post-Business Combination in the table that follows will be different.

New Nth Cycle Common Stock Post-Business Combination
	Kensington Shares		No Redemption Scenario		Maximum Redemption Scenario
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	%	Number of Shares Beneficially Owned	%	Number of Shares Beneficially Owned	%

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Kensington Related Person Transactions

On December 19, 2025, the Sponsor purchased 9,857,142 Founder Shares for an aggregate purchase price of $25,000, to cover certain of Kensington’s offering and formation costs. The number of Founder Shares issued was determined based on the expectation that the Founder Shares would represent 30% of the issued and outstanding Kensington Ordinary Shares upon completion of the IPO (not including the Kensington Class A Shares underlying the Private Placement Warrants).

The Sponsor purchased an aggregate of 11,533,333 Private Placement Warrants at a price of approximately $0.43 per Private Placement Warrant, or $5,000,000 in the aggregate, in a private placement simultaneously with the consummation of the IPO.

In addition, the underwriters of the IPO used a portion of their underwriting discount and commission to purchase an aggregate of 3,066,667 Private Placement Warrants at a price of $0.75 per warrant, or $2,300,000 in the aggregate, in a private placement simultaneously with the consummation of the IPO.

The Private Placement Warrants are identical to the Public Warrants included in the Kensington Units sold in the IPO except that, so long as they are held by the Sponsor, underwriters or the initial lender providing Working Capital Loans, as applicable, or any of their respective permitted transferees, Private Placement Warrants (including the underlying Kensington Class A Shares) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of Kensington’s initial business combination and are entitled to registration rights. A portion of the purchase price of the Private Placement Warrants was added to the proceeds from the IPO to be held in the Trust Account, such that at the time of closing of the IPO, $230,000,000 was held in the Trust Account. If Kensington does not complete its initial business combination within the prescribed timeframe or beyond such time period as a result of a shareholder vote to amend the Cayman Constitutional Documents, the Private Placement Warrants (and the underlying Kensington Class A Shares) may expire worthless.

If any of Kensington’s directors or officers becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she may be required to present such business combination opportunity to such entity before Kensington can pursue such opportunity, subject to his or her fiduciary duties under Cayman Islands law. If these other entities decide to pursue any such opportunity, Kensington may be precluded from pursuing the same. The Cayman Constitutional Documents provide that to the fullest extent permitted by law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as Kensington; and (ii) Kensington renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter that may be a corporate opportunity to participate in, any potential transaction or matter that may be a corporate opportunity for any director or officer, on the one hand, and Kensington, on the other. Kensington’s directors and officers currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to Kensington.

Members of Kensington’s management team and the Kensington Board directly or indirectly own Founder Shares and/or Private Placement Warrants and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate Kensington’s initial business combination.

Kensington Capital Partners, which is the managing member of the Sponsor and is controlled by Justin Mirro, Kensington’s Chairman and Chief Executive Officer, has agreed to provide certain administrative and other services to Kensington for $20,000 per month for 18 months, commencing on March 3, 2026 (upon completion of Kensington’s initial business combination, any portion of the amounts due that have not yet been paid will accelerate); and DEHC, an affiliate of Daniel Huber, Kensington’s Chief Financial Officer, has agreed to provide certain administrative and other services to Kensington for $20,000 per month for 18 months, commencing on March 3, 2026 (upon completion of Kensington’s initial business combination, any portion of the amounts due that have not yet been paid will accelerate).

The Sponsor, directors and officers, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Kensington’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. Kensington’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, directors, officers or Kensington’s or any of their respective affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on Kensington’s behalf.

On December 11, 2025, the Sponsor agreed to loan Kensington up to $300,000 to cover the expenses related to the IPO pursuant to a promissory note. This loan was non-interest bearing and payable upon the completion of the IPO; provided that amounts due under the note were, at the option of the Sponsor, convertible into Working Capital Loans. Kensington borrowed $200,000 under the note, and the Sponsor elected to convert the note into a Working Capital Loan in connection with the IPO (which such amount, as of March 31,

2026, remained outstanding). Working Capital Loans may be repaid out of the proceeds of the Trust Account released to Kensington or converted into warrants of the post-Business Combination entity at a price of $0.50 per warrant, such warrants to be identical to the Private Placement Warrants. The Sponsor has informed Kensington of the following: that the Sponsor intends to convert the loan into 400,000 warrants on the same terms as the Private Placement Warrants (as contemplated by the warrant agreement pursuant to which the Private Placement Warrants were issued) at the same time the Business Combination is completed and for such warrants to be issued equally to Kensington Capital Partners and DEHC, each of which had advanced one-half of such amount to the Sponsor in order for the loan to be made. Such warrants have an aggregate market value of $468,000 based on the closing price of the Public Warrants of $1.17 on the NYSE on July 31, 2026.

In addition, in order to finance transaction costs in connection with an intended initial business combination, either of the Sponsor, any of its affiliates or certain of Kensington’s directors and officers may, but are not obligated to, loan Kensington funds as may be required. If Kensington completes its initial business combination, it may repay such loaned amounts out of the proceeds of the Trust Account released to it. Otherwise, such loans may be repaid only out of funds held outside the Trust Account. In the event that Kensington’s initial business combination does not close, Kensington may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used to repay such loaned amounts. As of the consummation of the IPO, Kensington may repay any loans made to it by the Sponsor, if any, to cover offering-related and organizational expenses. In the event that, following the IPO, Kensington obtains Working Capital Loans from the Sponsor to finance transaction costs related to Kensington’s initial business combination, up to $2,000,000 of such loans (including the existing unsecured promissory note described herein) may be convertible into warrants at a price of $0.50 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. Other than the note, which was converted into these Working Capital Loans at the Sponsor’s election, the terms of such loans, if any, have not been determined, and no written agreements exist with respect to such loans. Kensington does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as it does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account. Additionally, Kensington may reimburse the Sponsor for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination.

After the initial business combination, members of Kensington’s management team who remain with the company, if any, may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to Kensington’s shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to Kensington’s shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of an extraordinary general meeting held to consider the initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive officer and director compensation.

Kensington’s Sponsor, officers and directors have entered into the Letter Agreement with Kensington, pursuant to which they agreed to waive: (i) their redemption rights with respect to any Founder Shares and Public Shares held by them, as applicable, in connection with the completion of an initial business combination; (ii) their redemption rights with respect to any Founder Shares and Public Shares held by them in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of Kensington’s obligation to allow redemption in connection with an initial business combination or to redeem 100% of the Public Shares if Kensington does not complete an initial business combination within 24 months from the closing of the IPO or such earlier liquidation date as the Kensington Board may approve, or during any extension period, subject to applicable law or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (iii) their rights to liquidating distributions from the Trust Account with respect to any Founder Shares they hold if Kensington fails to complete an initial business combination within 24 months from the closing of the IPO or such earlier liquidation date as the Kensington Board may approve, or during any extension period, subject to applicable law (although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if Kensington fails to complete an initial business combination within the prescribed time frame). If Kensington submits its initial business combination to the Public Shareholders for a vote, Kensington will complete its initial business combination only if it obtains the approval of an Ordinary Resolution (as defined in the Cayman Constitutional Documents), which requires the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon at a general meeting of Kensington.

Kensington’s Related Party Policy

Kensington has adopted a Code of Ethics requiring it to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by the Kensington Board (or the appropriate committee of the Kensington Board) or as disclosed in Kensington’s public filings with the SEC. Under Kensington’s Code of Ethics, conflict of interest situations include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving Kensington.

In addition, Kensington’s audit committee, pursuant to its written charter, is responsible for reviewing and approving related party transactions to the extent that Kensington enters into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present is required in order to approve a related party transaction. A majority of the members of the entire audit committee constitutes a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee is required to approve a related party transaction. Kensington’s audit committee reviews on a quarterly basis all payments that were made to the Sponsor, directors or officers, or Kensington’s or any of their respective affiliates. Pursuant to the Cayman Constitutional Documents, any payment made to members of the audit committee shall require the review and approval of the directors, with any director interested in such payment abstaining from such review and approval.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, Kensington has agreed not to consummate an initial business combination with an entity that is affiliated with any of the Sponsor, directors or officers unless Kensington, or a committee of independent and disinterested directors, have obtained an opinion from an independent investment banking firm which is a member of FINRA or an independent accounting firm that the initial business combination is fair to Kensington’s shareholders from a financial point of view. In addition, pursuant to NYSE listing rules, the initial business combination must be approved by a majority of Kensington’s independent directors.

Kensington is not prohibited from paying any fees (including advisory fees), reimbursements or cash payments to the Sponsor, officers or directors, or Kensington’s or their affiliates, for services rendered to Kensington prior to or in connection with the completion of the initial business combination, including the following payments, all of which, if made prior to the completion of the initial business combination, will be paid from funds held outside the Trust Account:

•
repayment of an aggregate of up to $300,000 in loans made to Kensington by the Sponsor to cover offering-related and organizational expenses;
•
the payment of service and administrative fees to Kensington Capital Partners, an affiliate of Justin Mirro, Kensington’s Chairman and Chief Executive Officer, of $20,000 per month for 18 months commencing on March 3, 2026 (upon completion of Kensington’s initial business combination, any portion of the amounts due that have not yet been paid will accelerate) and the payment of service and administrative fees to DEHC, an affiliate of Daniel Huber, Kensington’s Chief Financial Officer, of $20,000 per month for 18 months commencing on March 3, 2026 (upon completion of Kensington’s initial business combination, any portion of the amounts due that have not yet been paid will accelerate);
•
engagement of the Sponsor, or one or more affiliates of the Sponsor, as an advisor or otherwise in connection with Kensington’s initial business combination and certain other transactions and pay such persons or entities a salary or fee in an amount that constitutes a market standard for comparable transactions;
•
payment of customary fees for financial advisory services;
•
reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination; and
•
repayment of loans which may be made by any of the Sponsor, any of its affiliates or certain of Kensington’s directors and officers to finance transaction costs in connection with an intended initial business combination, the terms of which have not been determined nor have any written agreements been executed with respect thereto. Up to $2,000,000 of such loans (including the existing unsecured promissory note described herein) may be convertible into warrants at a price of $0.50 per warrant at the option of the lender.

The above payments may be funded using the net proceeds of the IPO and the sale of the Private Placement Warrants not held in the Trust Account or, upon completion of the initial business combination, from any amounts remaining from the proceeds of the Trust Account released to Kensington in connection therewith.

Nth Cycle Related Person Transactions

Convertible Preferred Stock Financing

In 2023, Nth Cycle issued and sold an aggregate of 106,179 and 283,122 shares, respectively, of its Series B convertible preferred stock to Clean Energy Venture Fund I, LP and VoLo Earth Ventures Impact Fund I, L.P., each a holder of more than 5% of Nth Cycle’s capital stock and an affiliate of Nth Cycle director, Daniel Goldman and Joseph Goodman, respectively, for a total purchase price of $1.1 million and $3.0 million, respectively.

Second Amended and Restated Investors’ Rights Agreement

On April 5, 2023, Nth Cycle entered into a Second Amended and Restated Investors’ Rights Agreement, amended on September 8, 2023 (the “Investors’ Rights Agreement”), with parties that included the following Nth Cycle executive officers, directors or 5% or greater stockholders (or their affiliates) at that time: Megan O’Connor; Coleman Adams (former Chief Financial Officer and director); Edward Meir; Chad Vecitis; Clean Energy Venture Fund I, LP and its affiliate director Daniel Goldman and VoLo Earth Ventures Impact Fund I, L.P. and its affiliate director Joseph Goodman. The Investors’ Rights Agreement provides, among other things, demand and piggyback registration rights, information, inspection, and observer rights, rights to conduct activities, a right of first offer on future issuances, transfer restrictions, market stand-off provisions, and certain company covenants and protective provisions requiring approval of at least one of the directors that the holders of Nth Cycle’s preferred stock are entitled to elect as a separate class. Under the agreement, Nth Cycle will bear certain registration expenses, and these rights may facilitate resales of shares by the participating holders and could constrain certain corporate actions absent required preferred director approvals, which may affect the timing and manner of Nth Cycle’s future financings and corporate transactions. The Investors’ Rights Agreement will terminate in connection with the Business Combination.

Second Amended and Restated Right of First Refusal and Co-Sale Agreement

On April 5, 2023, Nth Cycle entered into a Second Amended and Restated Right of First Refusal and Co-Sale Agreement (the “ROFR & Co-Sale Agreement”) with parties that included the following Nth Cycle executive officers, directors or 5% or greater stockholders (or their affiliates) at that time: Megan O’Connor; Coleman Adams (former Chief Financial Officer and director); Edward Meir; Chad Vecitis; Clean Energy Venture Fund I, LP and its affiliate director Daniel Goldman and VoLo Earth Ventures Impact Fund I, L.P. and its affiliate director Joseph Goodman. The ROFR & Co-Sale Agreement grants Nth Cycle and the other holders of Nth Cycle preferred stock a right of first refusal to purchase all or any portion of the shares of stock that a key holder proposes to transfer, at the same price and on the same terms offered to any prospective transferee. The ROFR & Co-Sale Agreement will terminate in connection with the Business Combination.

Second Amended and Restated Voting Agreement

On April 5, 2023, Nth Cycle entered into a Second Amended and Restated Voting Agreement (the “Voting Agreement”) with parties that included the following Nth Cycle executive officers, directors or 5% or greater stockholders (or their affiliates) at that time: Megan O’Connor; Coleman Adams (former Chief Financial Officer and director); Edward Meir; Chad Vecitis; Clean Energy Venture Fund I, LP and its affiliate director Daniel Goldman and VoLo Earth Ventures Impact Fund I, L.P. and its affiliate director Joseph Goodman. The Voting Agreement provides these related parties with rights to designate members of Nth Cycle’s board of directors, including the right for certain preferred stockholders to designate three directors, with one seat allocated to Clean Energy Venture Fund I, LP and another one to VoLo Earth Ventures Impact Fund I, L.P., so long as they continue to hold a minimum number of shares of Nth Cycle’s capital stock. The Voting Agreement also contains drag-along provisions in connection with a transaction in which more than 50% of Nth Cycle’s voting power is acquired or a deemed liquidation event under Nth Cycle’s restated certificate of incorporation. The Voting Agreement will terminate in connection with the Business Combination.

Loan to Executive Officer as Protective Measure Against the Silicon Valley Bank Collapse

On March 10, 2023, Nth Cycle made a loan, pursuant to a promissory note in the principal amount of $2,740,080.05, bearing no interest, to an entity controlled by its then-Chief Financial Officer and board member, Mr. Adams. The note was issued as a protective measure in response to reports of concerns about the strength of the balance sheet of Silicon Valley Bank, where Nth Cycle’s deposits were exclusively held. Due to the fast-moving nature of the Silicon Valley Bank crisis, Nth Cycle was unable to open alternative deposit accounts in time and determined that a short-term loan to Mr. Adams, who would hold the corporation’s cash deposits until alternative deposit accounts could be opened, was necessary. Mr. Adams fully repaid the loan on May 1, 2023.

Loan to Executive Officer in Connection with Option Exercises

In April 2026, Nth Cycle made a loan, pursuant to a secured promissory note, to its Chief Financial Officer, Mr. Freeman, in connection with the early exercise of stock options held by Mr. Freeman. Mr. Freeman used the proceeds of the loan to exercise such stock options and purchase 206,826 shares of Nth Cycle Common Stock. Nth Cycle loaned Mr. Freeman a principal amount of $608,068.44, due and payable on April 23, 2036, with interest on the unpaid principal balance accruing at an annual rate of 4.62%. The loan will be repaid or forgiven prior to the filing of the registration statement of which this proxy statement/prospectus is a part.

Business Combination-Related Arrangements

In connection with the Business Combination, certain agreements were entered into or will be entered into pursuant to the Business Combination Agreement. The agreements described in this section, or forms of such agreements as they will be in effect substantially concurrently with the completion of the Business Combination, are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified by reference thereto. These agreements include:

Amended and Restated Registration Rights Agreement

At the Closing, New Nth Cycle, the Sponsor, certain Nth Cycle Stockholders and other parties thereto will enter into the Registration Rights Agreements, pursuant to which, among other things, the Sponsor, certain Nth Cycle Stockholders and other parties thereto will be granted certain customary registration rights, on the terms and subject to the conditions therein, with respect to securities of New Nth Cycle that they will hold following the Business Combination.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Kensington entered into the Sponsor Support Agreement with Nth Cycle and the Sponsor, pursuant to which the Sponsor agreed to, among other things, (i) vote in favor of adoption of the Transaction Proposals, (ii) vote against any Alternative Transaction (as defined in the Business Combination Agreement) and any merger agreement or merger other than the Transaction Proposals, the Business Combination Agreement and the Business Combination; (iii) vote against any change in the business, management, or board of directors of Kensington (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or ancillary agreements) and (iv) vote against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Kensington under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Restricted Holder contained in the Sponsor Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Kensington.

In addition, pursuant to the Sponsor Support Agreement, the Sponsor agreed to waive, subject to the consummation of the Business Combination, any and all anti-dilution rights with respect to the rate that the Cayman Class B Shares convert into the Cayman Class A Shares in connection with the transactions contemplated by the Business Combination Agreement.

Stockholder Voting and Support Agreement

Concurrently with the execution of the Business Combination Agreement, Kensington, Nth Cycle and certain of the Nth Cycle Stockholders entered into the Stockholder Voting and Support Agreement, pursuant to which those Nth Cycle Stockholders have agreed to, among other things, vote (or act by written consent) (a) to approve the Business Combination Agreement and the consummation of the Business Combination; (b) against any Alternative Transaction or any proposal relating to an Alternative Transaction; (c) against any merger agreement or merger (other than the Business Combination Agreement and the Business Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Nth Cycle; (d) against any change in the business or board of directors of Nth Cycle (other than pursuant to the Business Combination Agreement or the Ancillary Documents (as defined in the Business Combination Agreement)); (e) against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Stockholder Voting and Support Agreement, the Business Combination Agreement or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Nth Cycle under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such member contained in the Stockholder Voting and Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Nth Cycle and (f) to convert all outstanding shares of preferred stock of Nth Cycle into Nth Cycle Common Stock as of immediately prior to the Effective Time, conditioned upon and subject to the closing of the Business Combination, in accordance with the organizational documents of Nth Cycle.

Pursuant to the Stockholder Voting and Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Nth Cycle, no Nth Cycle Stockholder shall (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities (as defined in the Stockholder Voting and Support Agreement), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities without the prior written consent of Nth Cycle and Kensington, unless such transfer is deemed a Permitted Transfer (as defined in the Stockholder Voting and Support Agreement).

In addition, pursuant to the Stockholder Voting and Support Agreement, each Nth Cycle Stockholder has agreed not to commence, join in, facilitate, assist or encourage, and has agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Kensington, Nth Cycle or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Stockholder Voting and Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Stockholder Voting and Support Agreement, the Business Combination Agreement or the Business Combination. Each Nth Cycle Stockholder has also waived and agreed not to exercise any rights of appraisal or rights to dissent from the Business Combination that they may have in respect of the Subject Securities.

Sponsor Lock-Up and Vesting Agreement

At the Closing, the Sponsor and New Nth Cycle will enter into the Sponsor Lock-Up Agreement, pursuant to which the Sponsor and its permitted assigns will, among other things, agree, with respect to the Sponsor Lock-Up Shares, prior to the date that is one year after the Closing Date (or, if sooner, prior to the date commencing at least 150 days after the Closing Date on which the last reported sales price of the New Nth Cycle Common Stock equals or exceeds $12.00 per share for any 20 trading days within a 30-trading day period), (i) sell, pledge, grant any option to purchase or otherwise dispose of any Sponsor Lock-Up Shares, (ii) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Shares or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii), provided, that in no event will such prohibitions on transfer lapse prior to the date that is 180 days after the Closing Date. The Sponsor Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

Additionally, pursuant to the Sponsor Lock-Up Agreement, the Sponsor has agreed that it and its permitted transferees (as described in the preceding paragraph) will forfeit an aggregate of (i) up to an aggregate of 2,439,643 shares of New Nth Cycle Common Stock based on the number of shares of New Nth Cycle Common Stock that are redeemed in the Business Combination (so that no shares will be forfeited by the Sponsor and its permitted transferee if there are no redemptions and all such shares will be forfeited if all of the 23,000,000 “public” shares are redeemed), and (ii) an aggregate of 4,928,571 shares of New Nth Cycle Common Stock unless, within 7 years after the Closing Date, there is either a Change of Control (as defined in the Sponsor Lock-Up Agreement) or the last reported sales price of the New Nth Cycle Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period.

Nth Cycle Lock-Up Agreement

At the Closing, New Nth Cycle and the Lock-Up Holders will enter into the Nth Cycle Lock-Up Agreement, pursuant to which the Lock-Up Holders will, among other things, agree not to, prior to the earlier of (x) the date that is 180 days after the Closing Date, and (y) with respect to one-half of the shares of New Nth Cycle Common Stock owned by each Lock-Up Holder, if sooner than the date that is 180 days after the Closing Date, the date commencing at least 90 days after the Closing Date on which the last reported sales price of the New Nth Cycle Common Stock equals or exceeds $12.00 per share for any 20 trading days within a 30-trading day period, (i) sell, pledge, grant any option to purchase or otherwise dispose of the Lock-Up Shares, (ii) enter into any swap or other transfer arrangement in respect of any Lock-Up Shares or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii). The Nth Cycle Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

Statement of Policy Regarding Transactions with Related Persons

Nth Cycle will adopt a formal written policy that will be effective upon the Closing providing that New Nth Cycle’s officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of New Nth Cycle’s capital stock, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with New Nth Cycle without the approval of New Nth Cycle’s audit committee, subject to certain exceptions. For more information, see “Management of the Company Following the Business Combination — Corporate Governance — Committees of the New Nth Cycle Board — Audit Committee”.

Indemnification of Directors and Officers

The Proposed Bylaws will provide that New Nth Cycle will be required to indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, the Proposed Charter will provide that our directors and officers will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

There is no pending litigation or proceeding naming any of Kensington’s or Nth Cycle’s respective directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

INFORMATION ABOUT NTH CYCLE

Unless the context otherwise requires, all references in this section to “we,” “us” or “our” refer to Nth Cycle, Inc. (“Nth Cycle”) and its subsidiaries prior to the consummation of the Business Combination, which will be the business of Nth Cycle Holdings, Inc. and its subsidiaries following the Business Combination.

Overview

Nth Cycle is a U.S.-based midstream critical materials refining company focused on delivering solutions for the battery materials (nickel, cobalt and lithium), rare earth elements, and copper verticals as an independent refiner, a tolling service provider and a technology provider. Founded in 2017 and headquartered in Burlington, Massachusetts, our mission is to enable the buildout of a Western metals refining industry by delivering the fastest to deploy, most modular, cleanest and lowest-cost refining solution available. Our proprietary electroextraction platform technology, delivered through our modular refining system, which we call the “OYSTER,” is designed to process battery materials, rare earth elements and copper from a wide range of feedstocks, such as end-of-life industrial scrap, primary ore, mining bleed streams, tailings and other industrial processing feedstocks and waste. Our initial principal commercial focus is the development of two anchor battery materials refining projects – one in the Southeastern United States and one in Western Europe – where we plan to deploy our next-generation OYSTER system as an independent refiner. We also plan to license our technology and sell our products to third-party operators of rare earth elements and copper refinery projects.

We believe foreign dependence on midstream refining is the primary bottleneck in domestic critical material supply chains. China is estimated to control over 85% of global critical material refining capacity, and today, recycled and mined materials produced in the United States and Europe are routinely shipped overseas to be refined before being re-imported for domestic use. We believe that replicating China’s centralized refining model throughout the United States and Europe using legacy hydrometallurgical technologies is not a feasible option on account of the massive capital expenditures and years of permitting approvals that would be required. As a result, we do not believe such technologies will be built at commercial scale in the United States or Europe, leaving Western supply chains exposed to foreign chokepoints such as those for rare earth magnets, industrial catalysts and chemicals, batteries, and semiconductors. We have developed the OYSTER system and our electroextraction platform to dramatically reduce the cost, scale, and permitting barriers that have historically made domestic critical material refining uneconomic and infeasible within the West.

The OYSTER system is designed to deliver what we believe is a step-change in refining economics, enabling a cheaper, faster, cleaner solution for Western refining. We estimate that the OYSTER system, with our next-generation electroextraction cell, will be capable of being deployed with more than 70% lower capital intensity than incumbent refining technologies, operating profitably at approximately one-tenth the scale, and being permitted and built in as little as 24 months.

We have demonstrated the viability of the fundamental features of our platform by running our process, using our first and second-generation cells, for more than 3,400 hours and over one year of commercial-scale run-time. Our Fairfield, Ohio demonstration facility is, to our knowledge, the first refining facility in the United States to produce high purity nickel MHP from “black mass,” a feedstock generated from shredded spent lithium-ion batteries and battery manufacturing waste. At our Ohio facility, we demonstrated metal recoveries in the electroextraction cells in excess of 99% and product purities in excess of 98% across multiple production campaigns run to demonstrate the platform at commercial scale and to test feedstock for potential strategic partners, including leading U.S. and global automotive original equipment manufacturers.

Based on the milestones we have achieved in Ohio to date, we have secured term sheets with commercial and industry partners covering offtake, feedstock supply, and joint technology development across our target metal verticals including a binding 10-year take-or-pay offtake term sheet with Trafigura, and are progressing our commercial pipeline in rare earth elements and copper through targeted engagement with mining partners and industrial feedstock owners. We believe we are well-positioned to capture a large share of the refining metals market opportunity that we estimate will grow to more than $1 trillion by 2040, driven largely by global demand for battery materials, rare earth elements, copper and precious metals. Our leadership team brings more than 120 years of combined experience across various expertise, including engineering, operations, project development and capital markets. Since our founding we have raised more than $90 million in equity, debt, and grants to fund research, development, demonstration and commercialization, backed by venture and strategic investors focused on critical material refining.

The Market Opportunity

We estimate the market demand across battery materials, rare earth elements, copper and precious metals will grow to more than $1 trillion by 2040, spanning multiple uncorrelated end-market sectors including artificial intelligence, electric vehicles, energy storage, defense, aviation, semiconductors, electricity transmission and renewable energy. We can process a broad range of strategic minerals. We have validated nickel, cobalt, manganese, copper, lithium and rare earth elements, including neodymium, praseodymium, samarium and dysprosium, using our platform, and have tested a range of other metals, including titanium, vanadium and gold.

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Battery Materials (Nickel, Cobalt, Graphite and Lithium): As of June 2026, the United States and European Union are the second largest producers of black mass behind China, but both regions combine for less than an estimated 4% of black mass refining capacity. China dominates black mass refining, controlling approximately 85% of global capacity. North American and European scrap supply is projected to reach approximately 1.2 million tonnes per annum by 2035 against less than 400,000 tonnes per annum of projected regional black mass refining capacity. Growth in lithium-ion battery demand is driving rapid growth in black mass availability in our key target markets. We estimate that the market demand for battery materials will grow from approximately $82 billion in 2024 to approximately $289 billion by 2040.
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Rare Earth Elements: “Rare earth elements (REE),” as described by the U.S. Department of Energy, refers to a group of 17 chemically similar metallic elements that are vital building blocks for modern technology. China controls approximately 90% of global rare earth element refining and has recently wielded export controls, restricting the export of rare earth elements as a geopolitical weapon, prompting a wave of announced domestic refining projects. Based on public disclosures by the companies building the facilities, we estimate that approximately 20,000 tonnes per annum of U.S. rare earth oxide (“REO”) refining capacity will be built by 2030, with global high-purity REO production (excluding China) expected to reach approximately 65,000 tonnes per annum by the same year. We believe that the market demand for rare earth elements will grow from approximately $10 billion in 2024 to approximately $68 billion by 2040.
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Copper: Copper demand is accelerating with electricity transmission buildouts, data centers and electrification. Traditional electrowinning and solvent extraction flowsheets recover copper from high-grade primary streams but leave significant value in low-grade and complex streams, including mine and refinery bleed streams, smelter waste and industrial metal-bearing liquids, where extraction is uneconomic or infeasible using incumbent technology. We estimate that the market demand for copper will grow from approximately $248 billion in 2024 to approximately $432 billion by 2040.
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Precious and Platinum Group Metals: Based on testing we have conducted, we believe our platform also provides future expansion opportunities for refinement of precious and platinum group metals, which include gold, silver, platinum, palladium, rhodium, ruthenium, iridium, and osmium. Many of these metals are often mined or recycled alongside copper, cobalt, and nickel including by many of our current prospective partners, and are valued for their conductivity, corrosion resistance, and scarcity. Supported by their increasingly important role in defense, electronics, AI, semiconductors, and data center hardware, we estimate the market demand for these metals will grow from approximately $434 billion in 2024 to approximately $970 billion by 2040.

Macro Trends

We believe we are positioned at the intersection of several durable, long-term trends that are reshaping global critical materials supply chains:

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Foreign Concentration of Critical Material Refining and Chemical Supply Chains: China controls more than 85% of global critical material refining, including approximately 90% of rare earth element refining, and the United States imports over 50% of its supply for 33 of 58 critical materials, with no domestic production for 16 of them. China’s use of rare earth export controls beginning in April 2025, particularly with respect to rare earth elements used in semiconductors and defense applications, has underscored the strategic vulnerability created by this concentration, prompting governments and industrial buyers across the West to prioritize domestic and allied refining capacity as a matter of national and economic security. The dependence extends beyond refining capacity to the chemicals used in processing: key refining reagents such as oxalic acid are themselves produced predominantly by Chinese-owned and -controlled supply chains.
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Western Onshoring Policy and Government Support: Western governments are deploying unprecedented policy support for domestic midstream refining, including grants, loans, direct equity investment, tax credits, offtake support and trade measures. We are engaged across this landscape, with a current U.S. government funding pipeline spanning the Department of Energy’s Office of Critical Minerals and Energy Innovation, the Export-Import Bank of the United States, the Department of War’s Defense Industrial Base Consortium, and the Department of Commerce, in addition to active policy engagement on critical material domestic sales requirements and price stabilization mechanisms, including the Department of Commerce’s Section 232 investigations. International trade framework agreements with allied nations, including Japan and South Korea, coordinate joint project financing and give financing priority to projects such as ours serving U.S. and allied markets.

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Demand Growth: Demand for the metals and minerals we refine is growing across multiple uncorrelated sectors: lithium-ion battery demand for electric vehicles and energy storage is driving rapid growth in both virgin metal demand and end-of-life feedstock availability; copper demand is accelerating with electricity transmission buildouts, data centers and electrification; and rare earth element demand is growing with electric motors, wind turbines, defense systems and robotics. As lithium-ion battery deployment compounds, black mass - the shredded intermediate of recycled batteries - is becoming one of the fastest-growing feedstocks in the industry.
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Failure of Legacy Refining Models in the West: A series of high-profile Western refining and recycling projects employing traditional technologies have been paused, delayed, cancelled or rendered insolvent over the past several years, with cumulative failed or stranded investment in the billions of dollars. We believe these failures share common causes: traditional hydrometallurgical technology that is too expensive to build in the West, minimum economic scales that do not match Western feedstock volumes, sodium sulfate and other waste streams that frustrate permitting, and risky full vertical integration strategies. We believe these failures have validated the need for a refining architecture purpose-built for Western market dynamics, one that is profitable at smaller scale, rapidly permittable, and generates less chemical waste than incumbent hydrometallurgy, and focused on mid-stream refining as a targeted part of the value chain, which is what the electroextraction platform and OYSTER system was designed to deliver.

The Electroextraction Platform Technology, OYSTER System, and Commercial Demonstration

Electroextraction Platform Technology

We have developed a proprietary and patented process called electroextraction. Our electroextraction platform combines the traditional batch processes of chemical precipitation, filtration, and electrochemistry into a continuous system. The combination of these steps into a single architecture unlocks a range of performance synergies that none can achieve independently.

This technology allows us to produce the same chemicals used in refining today, but using electricity. In conventional refining, chemicals are manufactured using fossil energy and transported to the site, generating additional cost and emissions. The simple innovation of uniting multiple steps into one dramatically reduces the complexity, capital intensity, chemical dependence, and waste production that have historically made conventional refining economically nonviable in the United States, while still delivering product to our partners’ specifications.

The electroextraction process occurs within our electroextraction cells, and we stack these cells into a modular system that we call the OYSTER.

The OYSTER and Commercial-Scale Validation at Our Ohio Demonstration Facility

The OYSTER is our modular refining system: a complete, deployable unit built using our electroextraction cells and engineered for cost-effectiveness, speed, flexibility and scale.

Our demonstration facility in Fairfield, Ohio was constructed for approximately $20 million, built and permitted in less than 18 months, and commissioned in 2024. This facility demonstrated our platform at commercial scale, integrated into a standard refining flowsheet. Operating for just over 14 months, the facility achieved more than 3,400 hours of cumulative run time, metal recoveries above 99% in the electroextraction cells, and product purity above 98%. The facility was the first in the United States to produce high purity nickel MHP from recycled scrap and served as an independent test site for prospective partners, including leading U.S. and global automotive original equipment manufacturers. We have incorporated engineering lessons from the operations at our demonstration facility into the design of the next-generation cell in the OYSTER system that will be deployed at our anchor projects. With this optimized OYSTER system, we are targeting significant advantages relative to incumbent refining flowsheets:

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Cheaper: anticipated capital intensity as low as $8,500 per tonne of black mass capacity, compared to an estimated $27,000 per tonne for recent large-scale Western hydrometallurgical projects.
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Faster: permitting and build times in as little as 24 months, compared to up to five years or more for traditional plants.
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Cleaner: up to 75% less chemical waste versus incumbent hydrometallurgy through in-situ chemical production, regeneration of acid, and closed-loop waste recycling.
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Modular: economic operation from as little as 6,000 tonnes per annum of capacity, compared to fixed minimum viable capacities in excess of 40,000 tonnes per annum for traditional flowsheets. OYSTER units can be added in parallel to increase capacity or in series to add refining capabilities for new metals.

Our Strategy

Our strategy is focused on scaling the OYSTER system across our target metal verticals and revenue models through the following near-term priorities:

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Complete development of our next-generation cell: We are advancing our design of the next-generation electroextraction cell in the OYSTER system, which is targeted to deliver improved throughput and lower cost per tonne of refined output relative to the earlier-generation cells operated at our Ohio demonstration facility. We expect these cell designs will be deployed at our anchor projects refining battery materials and used in the OYSTER systems manufactured and deployed with partners across rare earth elements and copper verticals.
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Establish our electroextraction cell assembly facility: We are advancing a centralized assembly facility in the Northeast United States for our electroextraction cells to support all three metal verticals.
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Develop and commission our anchor projects refining battery materials: We are advancing our U.S. and European anchor projects refining battery materials, which we will operate independently and which will serve as the initial commercial-scale deployments of the next-generation OYSTER system.
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Advance our commercial partnerships and expand pipeline across the rare earth element and copper verticals: We are focused on progressing our joint development term sheets in the rare earth elements vertical toward definitive licensing and equipment sale agreements, and on expanding and progressing our commercial pipeline in copper through targeted engagement with mining partners and industrial feedstock owners.
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Convert our government funding opportunities: We are advancing our various U.S. government funding opportunities, totaling more than $500 million in the aggregate across the Department of Energy, Department of War, Department of Commerce and the Export-Import Bank.

Target Metal Verticals and Revenue Models

Battery Materials and Our Anchor Projects

Within the battery materials vertical, we are developing refining facilities that we own and operate, to refine high-purity nickel-cobalt MHP, battery-grade lithium carbonate and industrial graphite from black mass. This is the most commercially advanced of our strategies, anchored by our commercial-scale demonstration in Ohio and by offtake and feedstock supply arrangements. We are pursuing this opportunity through our two anchor projects in the United States and Western Europe.

By developing refining facilities that we own and operate, we expect to have two alternative commercial structures, which can be deployed depending on partner preference and market opportunity.

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Independent Refining. Within this structure, we would source feedstock under long-term, binding take-or-pay agreements and sell refined output under separate offtake agreements. Because we would capture the full refining margin, we expect this structure would offer us the highest level of economic participation, while the take-or-pay and offtake arrangements are intended to provide revenue visibility across feedstock suppliers and offtake buyers.
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Tolling (Refining-as-a-service). Within this structure, we would operate the facility as a captive plant dedicated to a tolling partner, refining that partner's feedstock for a per-tonne service fee and returning the refined output to the partner. Because we would be compensated on a fee-for-service basis rather than taking commodity price risk, this structure is designed to generate a predictable processing margin. It is intended to appeal to feedstock owners and offtakers that want dedicated, secure refining capacity without operating a facility themselves.

Facilities under either structure may be wholly owned or project financed, including in combination with a licensing and equipment sale in which we retain a carried equity interest.

Anchor Project in Southeastern United States

Our anchor U.S. project, to be located in the Southeastern United States, is planned as an independent refinery producing high-purity nickel-cobalt MHP, battery-grade lithium carbonate and industrial graphite. Once commissioned, we expect this project will benefit from our offtake term sheet with Trafigura, which can cover all of our planned first phase of production, and our term-sheet stage black mass supply arrangements covering the estimated feedstock requirements of the project. Feasibility studies and FEL2 design are underway for our United States anchor project. We believe the approximately 75% lower chemical waste profile of our refining process, together with the modular nature of our OYSTER system, will support a materially faster permitting pathway than incumbent refining flowsheets in the region.

Anchor Project in Western Europe

Our European anchor project is planned as an independent refinery producing high-purity nickel MHP, battery-grade lithium carbonate and industrial graphite. The project is part-funded by a Dutch government grant and is being developed to serve the European battery feedstock pool. European black mass production is expected to remain higher than U.S. production, while black mass in Europe trades at a meaningful discount and intra-EU and EU export transport restrictions favor local refining capacity.

Related Offtake and Feedstock Agreements

In March 2026, we signed a binding term sheet with Trafigura, one of the world's largest commodities trading and logistics companies, for a 10-year take-or-pay offtake arrangement with an estimated value of approximately $1.1 billion, which we believe is one of the largest multi-metal offtake agreements between a recycled black mass supplier and a critical material refiner. Under the term sheet, Trafigura will purchase our nickel MHP and lithium carbonate, at market pricing, from any of our producing assets. The term sheet was signed at the Trump Administration's inaugural Indo-Pacific Energy Security Forum in Tokyo, witnessed by the U.S. Export-Import Bank Chairman and President John Jovanovic and U.S. Secretary of the Interior Doug Burgum. Our binding term sheet with Trafigura remains subject to the negotiation of a definitive materials purchase agreement and other conditions precedent that we must satisfy in a timely manner, including the development of our United States anchor project.

Additionally, we have executed various feedstock supply term sheets with a range of global, large and medium-sized shredders, traders and recyclers covering, in the aggregate, the feedstock requirements of our two anchor projects for more than five years. We expect to convert these term sheets to binding definitive agreements as our projects reach later stages of development.

Government Funding Opportunities

Government funding is a strategic input to our anchor refining projects. Our existing government support includes cooperative agreements with the U.S. Department of Energy and Oak Ridge National Laboratory and a grant from the Dutch government that supports our European anchor project. In June 2026, we received a non-binding letter of intent from the U.S. Export-Import Bank for a loan of up to $203 million to support our U.S. anchor project, which remains subject to EXIM due diligence and investment committee approval. We are also engaged with the U.S. Department of Energy's Office of Critical Minerals and Energy Innovation on grant funding and with the U.S. Department of War's Defense Industrial Base Consortium on loan, grant and equity funding opportunities. Battery materials, including those in black mass, are within scope of the U.S. Department of Commerce's ongoing Section 232 investigation into critical materials, and we have engaged with the Department on policy measures relating to critical material export controls, domestic sale requirements and price support. However, no assurance can be given that any pending government funding application will be awarded or that any pending arrangement will be funded.

Competitors

In battery materials, we compete with incumbent Asian refiners and smelters — principally Chinese-owned refining capacity in China and Indonesia and South Korean refiners — as well as with Western battery recyclers and refiners, including Redwood Materials, Glencore (including the former Li-Cycle assets, should it operate again), Cirba Solutions, American Battery Technology Company, Umicore, Aqua Metals, Electra Battery Minerals, Ascend Elements (should it operate again post-bankruptcy), Green Li-ion, Altilium and Primobius, among others. Many Western competitors remain at pilot scale or have paused or delayed refining buildouts, among others.

Rare Earth Elements

Rare earth elements are typically refined using oxalic acid, whose global production is dominated by Chinese-owned and -controlled supply chains, meaning that even newly built Western refineries could remain dependent on China for this critical input chemical. Rather than competing for feedstock, our rare earth element strategy adds value to substantially all rare earth element refining flowsheets and companies employing them in the United States and abroad, across mining and recycling. Our technology eliminates the need for oxalic acid-based precipitation, reducing operating costs of the stripping and precipitation stages by up to approximately 60% and eliminating oxalate-bearing wastewater streams, while regenerating and recycling hydrochloric acid for reuse in their flowsheet.

Within the rare earth elements vertical, we anticipate deploying a licensing and equipment sale model in which we would monetize the utilization of the OYSTER system within projects owned by third parties. We would provide a license to our technology, sell the associated refining equipment and offer related engineering and support services, and in return, we would expect to earn upfront license and equipment fees and service revenue during construction, together with ongoing royalties tied to production during operation. We have entered into multiple term sheets with leading rare earth element mining and refining companies for joint development and licensing arrangements. This model is designed to accelerate our time-to-revenue and reduce our capital intensity, and is intended to appeal to industrial partners, miners and refiners that wish to own and operate their own facilities while accessing our technology.

Government Funding Opportunities

Rare earth refining is a strategic priority for the U.S. government given China's dominance of global rare earth refining capacity and its recent export controls on rare earth elements. We are engaged with the U.S. Department of War's Defense Industrial Base Consortium on loan, grant and equity funding opportunities. We are separately engaged with the U.S. Department of Commerce on potential equity funding under the CHIPS and Science Act. No assurance can be given that any pending government funding application will be awarded or that any pending arrangement will be funded.

Competitors

In rare earth elements, we believe our licensing and equipment sale model is complementary to, rather than competitive with, rare earth element mining and recycling companies who are building out their own refining capacity; we do not compete for feedstock with the industry players with whom we partner. We believe we may compete in this vertical with conventional chemical producers such as BASF SE (Germany), Covestro AG (Germany), Olin Corporation (US), Westlake Chemical Corporation (US), Occidental Petroleum Corporation (US), Formosa Plastics Corporation (Taiwan), Tata Chemicals Limited (India), AGC Chemicals (Japan), ERCO Worldwide (Canada), Detrex Corporation (US), Oxaquim (Spain), UBE Corporation, Mudanjiang Fengda Chemical, Shijiazhuang Taihe Chemical, Shandong Fengyuan Chemical, Mudanjiang Hongli Chemicals, among others.

Copper

We believe our platform offers a scalable waste-to-value pathway, recovering copper and other valuable metals from low-grade ore concentrates and complex waste streams that are uneconomic or infeasible for standard solvent extraction and electrowinning circuits, such as pregnant leach solutions, mine and refinery bleed streams, smelter waste and industrial metal-bearing liquids. We believe our modular systems can unlock immediate production growth for mining partners from streams where value is currently lost. Our electrochemical cell has shown processing rates eight times higher than those of electrowinning, the traditional copper refining method. We believe this platform offers an attractive opportunity to create meaningful value from these challenging feedstocks.

Similar to the rare earth vertical, we anticipate deploying a licensing and equipment sale model in the copper vertical in which we would monetize the utilization of the OYSTER system within projects owned by third parties. We would provide a license to our technology, sell the associated refining equipment and offer related engineering and support services, and in return, we would expect to earn upfront license and equipment fees and service revenue during construction, together with ongoing royalties tied to production during operation. This model is designed to accelerate our time-to-revenue and reduce our capital intensity, and is intended to appeal to industrial partners, miners and refiners that wish to own and operate their own facilities while accessing our technology.

Government Funding Opportunities

Copper is designated as a critical material by the U.S. government and remains a focus of ongoing U.S. trade and industrial policy. We are party to a cooperative agreement with the U.S. Department of Energy supporting the development of our copper electroextraction platform. As our copper commercial pipeline advances, we anticipate pursuing U.S. federal funding to support deployment of our platform in this vertical.

Competitors

In copper, we believe our technology can unlock value from low-grade and complex feedstock streams, including, pregnant leach solutions, mine and refinery bleed streams, smelter waste and industrial metal-bearing liquids, that are uneconomic or infeasible for traditional electrowinning and solvent extraction flowsheets, rather than competing with those flowsheets on their primary feedstock streams. We may compete in this vertical with standard electrowinning and solvent-extraction flowsheets supplied by established engineering houses.

Intellectual Property

Our success depends in part upon our ability to protect our core technology and intellectual property. To establish and protect our proprietary rights, we rely on a combination of patents, trademarks, and trade secrets (including know-how and operational expertise), together with contractual protections such as confidentiality and non-disclosure agreements and employee and contractor invention assignment agreements. We believe our issued claims cover porous and non-porous cathode-based metal recovery, a key innovation enabling high-throughput, low-cost, modular electrochemical metal production, with many broad issued patents and applications protecting our market position.

We own or have exclusive rights to a total of 23 issued and pending utility patent applications, grouped into three patent families based on common priority filing dates. These filings cover aspects of our innovative technologies and include issued patents or pending patent applications in Australia, Brazil, Canada, Chile, Europe, India, Israel, Japan, Mexico, New Zealand, Qatar, Singapore, South Africa, South Korea and the United States. These applications and patents have filing dates between 2012 and 2025 and will expire 20 years after the priority filing dates.

We maintain a portfolio of U.S. and international trademark registrations and applications protecting the Nth Cycle and OYSTER brands. Critical manufacturing and operational process knowledge, including our chemical mixing processes and project development know-how, is protected as trade secrets, which we believe prevents competitors from reverse-engineering our technology. We intend to continue to seek intellectual property protection for new products, systems, methods, technologies and designs.

Government Regulation

We are subject to various local, state, federal and international laws and regulations relating to the development, construction and operation of our refining facilities and the sale and distribution of our products, and it is our policy to comply with applicable laws in each jurisdiction in which we conduct business. These include, among others, laws and regulations relating to environmental protection, air emissions, water discharge, hazardous materials handling and waste management, facility permitting, workplace health and safety, employment and labor, import and export controls, anti-corruption and anti-bribery, government procurement, competition and data privacy.

The construction and operation of metals refining facilities in the United States requires permits and approvals from federal, state and local authorities, including air, water and waste permits. We believe the approximately 75% reduction in chemical waste generation of our process, relative to incumbent hydrometallurgy, materially reduces our permitting burden relative to traditional refining technologies, as demonstrated by the approximately six-month permitting timeline achieved for our Ohio demonstration facility; however, permitting timelines vary by jurisdiction and no assurance can be given that future permits will be obtained on similar timelines.

Furthermore, our non-U.S. operations are subject to the laws and regulations of foreign jurisdictions, including the EU Battery Regulation, waste shipment regulations and applicable environmental permitting regimes, which may be more stringent than those imposed by the U.S. Government on our U.S. operations.

Governmental Funding

As a recipient of U.S. government grants, cooperative agreements and CRADA funding, we are subject to the terms and conditions of those awards, including cost-share obligations, reporting requirements, audit rights and intellectual property provisions, including march-in and government license rights under the Bayh-Dole Act with respect to inventions conceived or first reduced to practice under federally funded work. Future government funding, if awarded, may subject us to additional compliance obligations, and government awards are generally subject to termination rights, annual appropriations and agency discretion.

The funding of U.S. government programs is subject to congressional appropriations. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates one-year funds on a fiscal year basis, even though a program may continue for many years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. At times, agencies will also fund agreements incrementally, with funds being committed on a periodic basis throughout the fiscal year.

Legal Proceedings

In June 2025, we entered into a settlement with one of our service providers with respect to commercial disputes concerning the service provider’s past work for us. Pursuant to the settlement, we agreed to pay certain amounts to the service provider contingent upon the service provider timely delivering specified documentation to us. The service provider filed suit in a state court in Ohio to recover amounts allegedly due under the settlement; we deny liability and have asserted counterclaims based on the counterparty’s alleged failure to satisfy its obligations under the settlement. For additional information regarding the dispute, please refer to “Note 17. Legal Settlement Accrual” in our audited financial statements included elsewhere in this proxy statement/prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF NTH CYCLE

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the accompanying notes thereto included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements based upon current plans, expectations, and beliefs, involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements. You should review the section titled “Cautionary Note Regarding Forward-Looking Statements” for a discussion of forward-looking statements and the section titled “Risk Factors” for a discussion of factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this proxy statement/prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Unless the context otherwise requires, all references in this section to “Nth Cycle,” the “Company,” “we,” “our,” “us,” or similar terms refer to Nth Cycle, Inc. and its subsidiaries prior to the Business Combination, which will be the business of New Nth Cycle following the Business Combination.

Overview

Nth Cycle is a U.S.-based midstream critical materials refining company focused on delivering solutions for the battery materials (nickel, cobalt and lithium), rare earth elements, and copper verticals as an independent refiner, a tolling service provider and a technology provider. Founded in 2017 and headquartered in Burlington, Massachusetts, our mission is to enable the buildout of a Western metals refining industry by delivering the fastest to deploy, most modular, cleanest and lowest-cost refining solution available. Our proprietary electroextraction platform technology, delivered through our modular refining system, which we call the “OYSTER,” is designed to process battery materials, rare earth elements and copper from a wide range of feedstocks, such as end-of-life industrial scrap, primary ore, mining bleed streams, tailings and other industrial processing feedstocks and waste. Our initial principal commercial focus is the development of two anchor battery materials refining projects – one in the Southeastern United States and one in Western Europe – where we plan to deploy our next-generation OYSTER system as an independent refiner. We also plan to license our technology and sell our products to third-party operators of rare earth elements and copper refinery projects.

We have demonstrated the viability of the fundamental features of our platform by running our process, using our first and second-generation cells, for more than 3,400 hours and over one year of commercial-scale run-time. Our Fairfield, Ohio demonstration facility is, to our knowledge, the first refining facility in the United States to produce high purity nickel MHP from “black mass,”
a feedstock generated from shredded spent lithium-ion batteries and battery manufacturing waste. At our Ohio facility, we demonstrated metal recoveries in the electroextraction cells in excess of 99% and product purities in excess of 98% across multiple production campaigns run to demonstrate the platform at commercial scale and to test feedstock for potential strategic partners, including leading U.S. and global automotive original equipment manufacturers.

Based on the milestones we have achieved in Ohio to date, we have secured term sheets with commercial and industry partners covering offtake, feedstock supply, and joint technology development across our target metal verticals including a binding 10-year take-or-pay offtake term sheet with Trafigura, and are progressing our commercial pipeline in rare earth elements and copper through targeted engagement with mining partners and industrial feedstock owners.

We expect to continue investing in research and development, project development, and commercialization as we scale our platform, and we anticipate that near-term financial results will reflect these investments. However, we believe our differentiated technology, modular deployment model and strong market tailwinds position us for long-term growth as demand for critical materials continues to expand across electrification, energy transition and advanced manufacturing sectors.

We have incurred net losses in each period since our inception in 2017, and we expect to continue to incur significant net losses for the foreseeable future. We incurred net losses of $18.2 million and $16.1 million for the years ended December 31, 2025 and 2024, respectively, and as of December 31, 2025, we had an accumulated deficit of $63.8 million. These losses have resulted principally from the costs of researching and developing our electroextraction platform and OYSTER system, building and operating our Ohio facility, advancing project development activities and general and administrative expenses, including personnel costs. To date, we have not generated revenue from refining operations, and substantially all of the revenue we have recognized has consisted of grant revenue. We expect our expenses and operating losses to increase substantially as we complete the development of our next-generation cell, develop and construct our anchor projects and assembly facility, pursue opportunities in additional metals verticals and incur the additional legal, accounting, compliance and other costs associated with operating as a public company. As of December 31, 2025, we had cash and cash equivalents of $8.2 million, and at the time of issuance of our financial statements for the year ended December 31, 2025, we concluded that there was substantial doubt about our ability to continue as a going concern. Our ability to achieve and sustain profitability will depend on our ability to successfully commercialize the OYSTER system and generate revenue at scale, and we may never achieve or sustain profitability. See “Liquidity and Capital Resources” and “Risk Factors — Risks Related to Nth Cycle's Business, Technology and Operations”.

Our Business Model

We plan to generate revenue through a combination of three anticipated revenue streams:

•
Independent Refining. Within this structure, we would source feedstock under long-term, binding take-or-pay agreements and sell refined output under separate offtake agreements. Because we would capture the full refining margin, we expect this structure would offer us the highest level of economic participation, while the take-or-pay and offtake arrangements are intended to provide revenue visibility across feedstock suppliers and offtake buyers.
•
Tolling (Refining-as-a-service). Within this structure, we would operate the facility as a captive plant dedicated to a tolling partner, refining that partner’s feedstock for a per-tonne service fee and returning the refined output to the partner. Because we would be compensated on a fee-for-service basis rather than taking commodity price risk, this structure is designed to generate a predictable processing margin. It is intended to appeal to feedstock owners and offtakers that want dedicated, secure refining capacity without operating a facility themselves.
•
Equipment Licensing and Sale. Within this structure, we would monetize the utilization of the OYSTER system within projects owned by third parties. We would provide a license to our technology, sell the associated refining equipment and offer related engineering and support services, and in return, we would expect to earn upfront license and equipment fees and service revenue during construction, together with ongoing royalties tied to production during operation. We have entered into multiple term sheets with leading rare earths mining and refining companies for joint development and licensing arrangements. This model is designed to accelerate our time-to-revenue and reduce our capital intensity, and is intended to appeal to industrial partners, miners and refiners that wish to own and operate their own facilities while accessing our technology.

We currently receive funding from government programs and other strategic sources to support research, development and deployment activities. These funds are recognized as revenue but are generally non-recurring and are used to offset capital expenditures or operating costs associated with demonstration and early-stage projects; they do not represent a primary source of ongoing operating revenue.

Our principal costs include feedstock procurement, electricity, plant operations and maintenance. Our process is designed to reduce chemical usage and waste, while increasing throughput rates, which we believe improves operating margins relative to traditional refining approaches. Our unit economics are driven by the spread between feedstock costs and realized product value, our non-feedstock operating costs, as well as system throughput, recovery rates and utilization.

We pursue our growth through a combination of scaling strategy involving owned facilities, where we capture full product margins, and partner deployments, where we scale capital-efficiently through licensing and equipment sales.

The Independent Refining business model is supported by offtake agreements, feedstock supply arrangements and development partnerships that help secure inputs, establish demand and improve revenue visibility.

Key Factors Affecting Our Performance

We believe that our future success and financial performance depend on a number of factors that present significant opportunities for our business, but also pose risks and challenges, including those discussed below and in the section of this proxy statement/prospectus titled “Risk Factors.”

Our ability to successfully scale commercial operations

While we have demonstrated our platform and OYSTER system at commercial scale at our Ohio demonstration facility, our future performance depends on our ability to scale this success into full commercial operations using an optimized OYSTER system that we are designing to be cheaper, faster, cleaner and more modular than incumbent refining flowsheets.

We expect to deploy our next-generation electroextraction cell in the OYSTER system at the large-scale battery materials refining projects we are developing in the Southeastern United States and Western Europe, with targeted commissioning timelines extending to 2029. Our ability to execute on these projects—including completing engineering, securing permits, constructing facilities, and achieving operational ramp-up—will directly impact our revenue growth and financial performance. Any delays in project development, cost overruns, or challenges in developing or scaling our optimized OYSTER system could adversely affect our ability to generate expected returns and achieve profitability.

Our ability to secure and maintain feedstock supply and product offtake agreements

Our business model depends in part on reliable access to feedstock (such as black mass, industrial waste streams, and primary ores) and the ability to sell refined outputs under attractive commercial terms. We have entered into black mass and feedstock supply term sheets covering more than 100% of the requirements of our initial projects and a binding long-term offtake term sheet with Trafigura valued at approximately $1.1 billion. The conversion of these binding and non-binding arrangements into definitive agreements will be critical to our success. Any failure to secure sufficient feedstock, maintain pricing competitiveness, or honor contractual commitments—by us or our counterparties—could materially impact our revenues and margins.

Our ability to execute on and maintain strategic partnerships

We expect to rely on strategic relationships across engineering, feedstock supply, technology validation, and product offtake, including partnerships with commodities traders, engineering firms, OEMs, and industrial partners. These partnerships will support project development, commercialization, and scaling of our technology. Our ability to maintain and expand these relationships—and to convert pilot programs, testing agreements, and term sheets into long-term commercial arrangements—is critical. The loss of key partners or failure to realize expected benefits from these collaborations could negatively impact our growth trajectory.

Our ability to obtain financing and manage capital requirements

Our planned assembly facility and anchor projects require significant capital expenditures, including approximately $25-50 million for our assembly facility, approximately $150-300 million for our anchor U.S. project and approximately €70-120 million for our anchor European project. We expect to fund these investments through a combination of equity, debt, government funding, and strategic partnerships. Our ability to secure such financing on acceptable terms, including converting indicative commitments (such as letters of intent) into definitive financing arrangements, is critical. If we are unable to obtain sufficient capital, we may need to delay or scale back our growth plans, which would adversely affect our business and financial condition.

Government funding, policy support and regulatory environment

We believe our business will continue to benefit from increasing government support for domestic critical material supply chains, including grants, cooperative agreements, and financing initiatives. However, such support is subject to political priorities, budgetary constraints, and regulatory requirements. Many government funding programs involve compliance obligations, reporting requirements, and potential termination rights. Additionally, there is no assurance that pending applications or future funding opportunities will be awarded. Changes in policy, reduction in government support, or failure to comply with applicable program requirements could have an adverse effect on our financial position and operations.

Our ability to obtain and maintain permits and regulatory approvals

The development and operation of refining facilities are subject to extensive environmental and regulatory requirements across multiple jurisdictions. While we believe our technology offers advantages in permitting due to its near-zero waste profile and reduced environmental footprint, permitting timelines and requirements can vary significantly by location. Delays or failures in obtaining required approvals could impact project timelines and increase costs. Additionally, evolving environmental regulations, particularly in the United States and European Union, may impose additional compliance burdens on our operations.

Competitive dynamics and industry structure

We operate in a competitive and evolving industry that includes incumbent refining technologies and emerging recycling and refining companies. Many competitors, particularly in Asia, benefit from established infrastructure, scale, and lower-cost operating environments. At the same time, Western competitors are developing alternative technologies and business models.

Our ability to compete effectively depends on demonstrating economic and operational advantages, successfully scaling our platform, and maintaining differentiation. Increased competition could result in pricing pressure, reduced margins, or loss of market share.

Macroeconomic and geopolitical factors

Our performance is influenced by broader macroeconomic and geopolitical conditions, including inflation, interest rates, supply chain disruptions, and international trade dynamics. In particular, geopolitical tensions affecting critical material supply chains, such as export controls or trade restrictions, can both create opportunities for domestic refining solutions and introduce uncertainty into markets and project economics. Adverse macroeconomic conditions could increase project costs, impact financing availability, and reduce demand for our products, thereby affecting our financial performance.

Our ability to protect and enforce our intellectual property

Our success depends in part on our ability to protect our proprietary technology through patents, licenses, trade secrets, and contractual protections. If we fail to adequately protect our intellectual property, or if third parties infringe upon or challenge our rights, our competitive position could be weakened. Additionally, we rely on licensed intellectual property from third parties, and any disruption to these arrangements could adversely affect our operations.

Components of Results of Operations

Grant Revenue

Grant revenue consists of reimbursements received under government-sponsored research and development programs, primarily from the U.S. Department of Energy and the National Science Foundation. Grant revenue is recognized as qualifying costs are incurred and conditions of the respective grants are met, consistent with the Company’s accounting policy under ASC 832.

General and Administrative

General and administrative expense consists primarily of personnel-related costs associated with our finance, human resources, and administrative personnel, including salaries, benefits, and stock-based compensation. General and administrative expenses also include allocated overhead costs including depreciation, rent, and utilities, as well as external legal, accounting and other professional services fees, software services dedicated for use by our general and administrative functions, insurance, and other corporate expenses.

Research and Development

Research and development expense consists primarily of personnel-related costs for our research and development team, including salaries, benefits, and stock-based compensation expenses. Research and development expenses also include allocated overhead costs including depreciation, rent, and utilities, as well as direct material costs, contractor or professional services fees, and software expenses incurred in developing our product offerings. In the near term, we expect that our research and development expenses will increase in absolute dollars but may fluctuate as a percentage of our revenue over time.

Selling and Marketing

Selling and marketing expense consists primarily of personnel-related costs directly associated with our sales and marketing staff, including salaries, benefits, and stock-based compensation. Selling and marketing expenses also include advertising costs and other expenses associated with our marketing and business development programs. In addition, sales and marketing expenses consist of travel-related expenses and outside services contracted for sales and marketing purposes.

Other Income

Other income consists of the sale of excess refining materials to third parties that are not customers of the Company’s core operations.

Interest Income

Interest income consists of interest income earned on cash and cash equivalents balances held in interest-bearing time and money market accounts.

Interest Expense

Interest expense consists of interest on our borrowings, amortization of debt issuance costs and debt discounts, and accretion of debt premiums.

Change in Fair Value of Warrant Liabilities

Change in fair value of warrant liabilities consists of gains and losses resulting from a change in fair value of our warrant liabilities.

Change in Fair Value of D-SAFE Liability

Change in fair value of D-SAFE liability consists of gains and losses resulting from a change in fair value of our D-SAFE liability.

Provision for Income Taxes

Provision for income taxes consist primarily of income taxes related to federal and state jurisdictions in which we conduct business. We maintain a valuation allowance on our federal and state deferred tax assets as we have concluded that it is not more likely than not that the deferred tax assets will be utilized.

Results of Operations

The following tables set forth our results of operations for the fiscal periods presented and express the relationship of certain line items as a percentage of net revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

All amounts presented in this discussion are in thousands, except share and per share amounts.

	Year Ended December 31,
(in thousands, except share and per share data)	2025	2024
Grant revenue	$349	$72
Operating expenses:
General and administrative	9,377	7,682
Research and development	7,926	8,065
Selling and marketing	984	1,256
Total operating expenses	18,287	17,003
Loss from operations	(17,938)	(16,931)
Other income:
Other income	—	43
Interest income	274	883
Interest expense	(616)	(105)
Change in fair value of warrant liabilities	35	60
Change in fair value of D-SAFE liability	83	(89)
Total other (loss) income	(224)	792
Loss before provision for income taxes	(18,162)	(16,139)
Provision (benefit) for income taxes	—	—
Net loss	$(18,162)	$(16,139)

Comparison of the Years Ended December 31, 2025 and 2024

Grant Revenue

	Year Ended December 31,
($ in thousands)	2025	2024	Change	% Change
Grant revenue	$349	$72	$277	384.7%

Grant revenue for the year ended December 31, 2025, increased by $277, or 384.7%, to $349 compared to $72 for the year ended December 31, 2024. This increase was primarily due to an increase in expenditures qualifying for reimbursement under our U.S. Department of Energy grant during the year ended December 31, 2025, as we only incurred similar eligible expenditures under this grant for a portion of the year ended December 31, 2024. Additionally, this increase is partially offset by a reduction in grant revenue associated with our National Science Foundation grant, which concluded on January 31, 2024 after we received 100% of the total eligible reimbursements under this grant. We are eligible to receive future reimbursement for up to an aggregate amount of $3,000 of eligible expenditures.

Operating Expenses

General and Administrative

	Year Ended December 31,
($ in thousands)	2025	2024	Change	% Change
General and administrative	$9,377	$7,682	$1,695	22.1%

General and administrative expenses for the year ended December 31, 2025, increased by $1,695, or 22.1% to $9,377 compared to $7,682 in the year ended December 31, 2024. This was primarily due to an increase in legal expenses of $2,233, of which $2,000 related to an accrual for a litigation settlement payment that we may be required to make to a former vendor in Q1 2027. This increase was partially offset by a reduction in facilities costs of $553. We expect our general and administrative expenses to increase in absolute dollars due to additional legal, accounting, finance, and compliance costs as we grow our business and expect to operate as a public company.

Research and Development

	Year Ended December 31,
($ in thousands)	2025	2024	Change	% Change
Research and development	$7,926	$8,065	$(139)	(1.7)%

Research and development expenses for the year ended December 31, 2025, decreased by $139, or 1.7% to $7,926 compared to $8,065 in the year ended December 31, 2024. The decrease was primarily due to a reduction of materials and supplies expenses of $1,466, partially offset by an increase in personnel-related costs of $801, specifically comprised of increased salaries and wages, payroll taxes, and benefits, and further offset by an increase in facilities costs of $639, which principally relate to increased utilities usage, waste removal costs, and repairs and maintenance. We expect our research and development expenses to increase as we continue to further develop our OYSTER system, increase development activities in other verticals, and expand and scale our operations.

Selling and Marketing

	Year Ended December 31,
($ in thousands)	2025	2024	Change	% Change
Selling and marketing	$984	$1,256	$(272)	(21.7)%

Selling and marketing expenses for the year ended December 31, 2025, decreased by $272 or 21.7%, to $984 compared to $1,256 in the year ended December 31, 2024. The decrease was primarily due to a reduction of outsourced professional service fees of $85, a decrease in advertising costs of $77, a decrease in travel and entertainment expenses of $50, and a decrease in personnel costs of $27. We expect our selling and marketing expenses to increase as we increase the size and activity of the business development team and pursue broad-based partner acquisition efforts.

Other Income

	Year Ended December 31,
	2025	2024	Change	% Change
Other income	$—	$43	$(43)	(100.0)%

There is no other income for the year ended December 31, 2025, which decreased by $43, or 100.0%, compared to $43 in the year ended December 31, 2024. During the year ended December 31, 2024, we sold excess refining materials to an unaffiliated third party that is not one of our customers, and no such transactions occurred during the year ended December 31, 2025.

Interest Income

	Year Ended December 31,
	2025	2024	Change	% Change
Interest income	$274	$883	$(609)	(69.0)%

Interest income for the year ended December 31, 2025, decreased by $609, or 69.0%, to $274 compared to $883 in the year ended December 31, 2024, due to lower cash balances held in interest-bearing accounts throughout the year ended December 31, 2025 compared to the year ended December 31, 2024.

Interest Expense

	Year Ended December 31,
	2025	2024	Change	% Change
Interest expense	$(616)	$(105)	$(511)	486.7%

Interest expense for the year ended December 31, 2025, increased by $511, or 486.7%, to $616 compared to $105 in the year ended December 31, 2024. Interest expense during the year ended December 31, 2024 is entirely comprised of the amortization of capitalized financing costs associated with our entrance into a delayed draw term loan agreement during the year ended December 31, 2024. In addition to the ongoing amortization of such capitalized financing costs during the year ended December 31, 2025, the increase in interest expense for the year ended December 31, 2025 compared to the year ended December 31, 2024 is primarily driven by the issuance of delayed draw term debt and convertible notes under two borrowing arrangements during the year ended December 31, 2025 that were not issued and outstanding during the year ended December 31, 2024.

Change in Fair Value of Warrant Liabilities

	Year Ended December 31,
	2025	2024	Change	% Change
Change in fair value of warrant liabilities	$35	$60	$(25)	(41.7)%

Gain on change in fair value of warrant liabilities for the year ended December 31, 2025, decreased by $25, or 41.7%, to $35 compared to $60 in the year ended December 31, 2024, due to the valuation assumptions changing during the year ended December 31, 2025. Specifically, while the fair value of the warrant liabilities continued to decrease, the gain during the year ended December 31, 2025 was lower due to a decrease in the valuation assumptions for underlying asset value, expected term, and risk-free rate.

Change in Fair Value of D-SAFE Liability

	Year Ended December 31,
	2025	2024	Change	% Change
Change in fair value of D-SAFE liability	$83	$(89)	$172	(193.3)%

Change in fair value of D-SAFE liability for the year ended December 31, 2025, increased by $172, or 193.3%, to $83 compared to $(89) in the year ended December 31, 2024.

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe that EBITDA and Adjusted EBITDA, non-GAAP financial measures, provide investors with additional useful information in evaluating our performance. We define EBITDA as net loss before interest expense or income, income tax expense or benefit, and depreciation and amortization. We define Adjusted EBITDA as EBITDA adjusted for stock-based compensation and other non-cash, one-time, and non-recurring items, as determined by management.

We believe that each of these non-GAAP financial measures provide additional metrics to evaluate our operations and, when considered with both our U.S. GAAP results and the reconciliation to the closest comparable U.S. GAAP measures, provide a more complete understanding of our business than could be obtained absent this disclosure. We use the non-GAAP financial measures, together with U.S. GAAP financial measures, such as net revenue, gross profit margins and cash flow from operations, to assess our historical and prospective operating performance, to provide meaningful comparisons of operating performance across periods, to enhance our understanding of our operating performance, and to compare our performance to that of our peers and competitors.

The non-GAAP financial measures are presented here because we believe they are useful to investors in assessing the operating performance of our business without the effect of non-cash items, and other items as detailed below. The non-GAAP financial measures should not be considered in isolation or as alternatives to net income (loss), income (loss) from operations or any other measure of financial performance calculated and prescribed in accordance with U.S. GAAP. Our non-GAAP financial measures may not be comparable to similarly titled measures in other organizations because other organizations may not calculate non-GAAP financial measures in the same manner as we do.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net loss, the most directly comparable financial measure presented in accordance with U.S. GAAP.

	Year Ended December 31,
($ in thousands)	2025	2024
Net loss	$(18,162)	$(16,139)
Depreciation	195	157
Amortization of intangible assets	22	14
Amortization of right-of-use assets	1,285	1,176
Interest income	(274)	(883)
Interest expense	616	105
Provision (benefit) for income taxes	—	—
EBITDA	(16,318)	(15,570)
Stock-based compensation	79	94
Change in fair value of warrant liabilities	(35)	(60)
Change in fair value of D-SAFE liability	(83)	89
Legal settlement accrual	2,000	—
Adjusted EBITDA	$(14,357)	$(15,447)

Liquidity and Capital Resources

We have incurred operating losses and negative cash flows, primarily from the ongoing research and development of our OYSTER system and the scaling up of our business during the pre-commercialization stage of our operations. As of December 31, 2025, we had an accumulated deficit of $63,797 and cash and cash equivalents of $8,230, and, as a result, at the time of issuance of our financial statements for the year ended December 31, 2025, we concluded that there was substantial doubt about our ability to continue as a going concern for a period of 12 months. Even if the Business Combination is consummated as contemplated, we may need additional funding to fund our operations, but additional funds may not be available on acceptable terms on a timely basis, if at all. Our future capital requirements will depend on many factors, including:

•
the level of redemptions by Kensington’s shareholders;
•
the timing and amount of any government funding;
•
the timing and amount of capital expenditures associated with our anchor projects or assembly facility;
•
our ability to maintain and increase feedstock supply commitments and secure new customers and offtake arrangements in a timely manner;
•
expenditures needed to attract, hire and retain skilled personnel;
•
costs associated with being a public company; and
•
costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our intellectual property portfolio.

If, following the Business Combination, we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any preferred equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing could include restrictive covenants or security interests on our intellectual and other property. If we are unable to obtain adequate financing when required, our ability to continue to pursue our business objectives, to prioritize the completion of our anchor projects and assembly facility, and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited. We also could be required to seek funds through arrangements with partners or others that may require us to relinquish rights or jointly own some aspects of our technologies, products or services that we would otherwise pursue on our own. Any inability to raise adequate funds on commercially reasonable terms could have a material adverse effect on New Nth Cycle’s business, financial condition, results of operations and prospects, including the possibility that a lack of funds could cause its business to fail and liquidate with little or no return to investors.

In addition, if Nth Cycle is unable to secure sufficient financing on acceptable terms and at the times required, or if its capital costs are higher than expected, Nth Cycle may elect, or be required, to delay one or more of its projects, phase or reduce their scope, defer capital expenditures, re-prioritize among its anchor projects, assembly facility and other initiatives, or scale back or discontinue certain planned activities altogether. Any such decision could require Nth Cycle to renegotiate or seek relief under existing commitments with feedstock suppliers, offtakers, lenders and other partners, and could materially and adversely affect Nth Cycle's business, financial condition, results of operations and prospects.

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
($ in thousands)	2025	2024	Change	% Change
Net cash used in operating activities	$(16,002)	$(15,225)	$(777)	5.1%
Net cash used in investing activities	(75)	(470)	395	(84.0)%
Net cash provided by (used in) financing activities	16,623	(82)	16,705	N/M
Effect of exchange rate changes on cash	(1)	—	(1)	N/M
Net increase (decrease) in cash, cash equivalents, and restricted cash	$545	$(15,777)	$16,322	(103.5)%

All amounts presented in this section are in thousands.

Operating Activities

Net cash used in operating activities for the year ended December 31, 2025, was $16,002, an increase of $777 from net cash used in operating activities of $15,225 for the year ended December 31, 2024. The change in cash used in operations was primarily due to an increase in net loss of $2,023, a decrease in operating lease liabilities of $635, a change in accrued expenses of $394, a change in accounts payable of $190, and a change of the change in fair value of D-SAFE liability of $172. These changes are offset by an increase in legal settlement accrual of $2,000, an increase in amortization of right-of-use assets of $109, an increase in non-cash interest expense of $247, and a change in prepaid expenses and other current assets of $203.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2025, was $75, a decrease of $395 from net cash used in investing activities of $470 for the year ended December 31, 2024. The change in cash used in investing activities was primarily due to decreases in acquisitions of property and equipment and intangible assets of $347 and $48, respectively.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2025, was $16,623, an increase of $16,705 from net cash used in financing activities of $82 for the year ended December 31, 2024. The change in cash flows provided by financing activities was primarily due to proceeds received from our issuance of long-term debt of $17,648, offset by increases in repayments of long-term debt of $909.

Contractual Obligations and Commitments

As of December 31, 2025, our outstanding debt obligations consisted of (i) $9,091 aggregate principal amount of term loans outstanding under our amended 2024 Loan and Security Agreement (the “2024 LSA Loans”), which accrue interest at the higher of (a) the Prime Rate plus 0.25% and (b) 8.0% per annum, paid monthly, and are subject to equal monthly amortizing principal repayments, and (ii) $7,660 aggregate principal amount of subordinated convertible promissory notes issued under the 2025 Note Purchase Agreement (the “2025 Notes”), which accrue interest at 8.0% per annum and mature on July 18, 2028, with all accrued interest paid at maturity. Borrowings under the 2024 LSA Loans are collateralized by substantially all of our assets and are subject to certain customary covenants. After making regularly scheduled amortizing principal repayments on our 2024 LSA Loans during 2026, on May 12, 2026, we modified the terms of our 2024 LSA Loans to defer remaining principal payments due during 2026 to future periods; the then-outstanding principal balance will be repaid in equal amortizing monthly payments from February 1, 2027 to June 1, 2028. We did not have any outstanding debt as of December 31, 2024.

As of December 31, 2025, and 2024, our non-cancelable operating lease commitments are $11,347 and $12,684, respectively, of which $1,406 and $1,338, respectively, are due in less than one year. Our operating leases relate to office and research facilities located in Beverly, Massachusetts, Burlington, Massachusetts, and Fairfield, Ohio.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. In preparing the consolidated financial statements, we make estimates and judgments that affect the reported amounts in the consolidated financial statements and related footnote disclosures. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We re-evaluate our estimates on an on-going basis.

The accounting estimates we use in the preparation of our consolidated financial statements will change as new events occur, more experience is acquired, additional information is obtained and our operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in our reported results of operations and, if material, the effects of changes in estimates are disclosed in the notes to our financial statements. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty and actual results could differ materially from the amounts reported based on these estimates.

Equity-linked Instruments

We account for warrants and other equity-linked instruments as either equity-classified or liability-classified instruments based on an assessment of the instrument’s specific terms and applicable authoritative guidance included in ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815. This assessment considers whether the instruments meet the definition of a liability pursuant to ASC 480 and, if not, whether the instruments meet the requirements for equity classification under ASC 815. This assessment requires the use of professional judgment and is conducted at issuance and as of each subsequent quarterly period end date, as appropriate, while the instruments are outstanding.

Equity-linked instruments that meet all of the criteria for equity classification are recorded at fair value as a component of equity at the time of issuance. Equity-linked instruments that do not meet all of the criteria for equity classification are required to be recorded as liabilities at their initial fair value on the date of issuance and are measured to fair value at each balance sheet date thereafter.

Valuations of instruments convertible to our Common Stock and Preferred Stock

Our preferred stock is classified as temporary equity, as they include liquidation provisions that are outside our control.

The fair value of our common stock was determined by our board of directors, after considering contemporaneous third-party valuations and input from management. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered various objective and subjective factors to determine the fair value of our equity including the following factors:

•
Probability of a dissolution event;
•
Probability of an equity financing;
•
Probability of a liquidity event;
•
Expected timing of any of the potential events listed above.

The resulting equity value was then allocated to each share class and other securities based on differences in liquidation preferences of the various share classes using an Option Pricing Model (“OPM”) through the use of a series of call options and a Monte Carlo simulation. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict. After the value of each applicable class of shares was determined, a discount for lack of marketability (“DLOM”) was applied to arrive at the fair value of the ordinary shares on a non-marketable basis. A DLOM is applied in order to reflect the lack of a recognized market for a closely held interest and the fact that a non-controlling equity interest may not be readily transferable. A market participant purchasing this share would recognize this illiquidity associated with the shares, which would reduce the overall fair market value.

The OPM and Monte Carlo simulations include the following critical estimates and assumptions: (a) underlying asset value of the Company, as determined above, (b) expected term until a dissolution event, (c) expected term until an equity financing, (d) expected term until a liquidity event, (e) a discount rate, specifically, the risk-free rate, and (f) expected volatility.

Stock-based Compensation

We recognize stock-based compensation expense by estimating the fair value of stock options on the grant date using the Black-Scholes option-pricing model. The grant-date fair value is recognized on a straight-line basis over the service period.

This model requires subjective assumptions, which involve significant judgment. Our key assumptions are:

•
Fair Value of Common Stock: As our stock is not publicly traded, the fair value is determined by our board of directors, considering factors such as contemporaneous third-party valuations, company performance, and industry outlook.
•
Expected Volatility: Derived from the historical volatility of comparable public companies, as our shares have no trading history.

•
Expected Term: Calculated using the simplified method.
•
Risk-Free Interest Rate: Based on the U.S. Treasury yield curve.
•
Expected Dividend: Assumed to be zero, as we have no plans to pay dividends.

Because these assumptions are subjective, particularly the fair value of our common stock, our stock-based compensation expense could be materially different if we used different assumptions.

Emerging Growth Status Company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. So long as we remain an emerging growth company following the Business Combination, we will be able to adopt the new or revised standard at the time private companies adopt the new or revised standard.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an emerging growth company, we will not be required to, among other things: (a) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (b) provide all of the compensation disclosures that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); or (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

Following the Business Combination, we will remain an emerging growth company under the JOBS Act until the earliest of (a) December 31, 2031, (b) the last date of our fiscal year in which we have total annual gross revenue of at least $1.235 billion, (c) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.

Recent Accounting Pronouncements

See Note 2, Summary of Significant Accounting Policies of the notes to our consolidated financial statements in the sections titled “Recently Adopted Accounting Pronouncements” and “Recently Issued Accounting Pronouncements Not Yet Adopted” included elsewhere in this proxy statement/prospectus for a discussion about new accounting pronouncements adopted and not yet adopted as of the date of this report.

EXECUTIVE AND DIRECTOR COMPENSATION OF NTH CYCLE

Throughout this section, unless otherwise noted, the “Company,” “we,” “us,” “our” and similar terms refer to Nth Cycle prior to the consummation of the Business Combination, and to New Nth Cycle after the Business Combination.

This section discusses the material components of the executive compensation program for Nth Cycle’s executive officers who are named in the “2025 Summary Compensation Table” below. Nth Cycle’s “named executive officers” for 2025 are as follows:

•
Megan O’Connor, Chief Executive Officer;
•
Gabriela Knesel, Chief Technology Officer; and
•
Coleman Adams, Former Chief Financial Officer.

During 2025, Mr. Adams served as Chief Financial Officer through July 31, 2025, the date on which his employment with us terminated, and Ms. Knesel commenced service as Chief Technology Officer on April 28, 2025.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that New Nth Cycle adopts following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion.

2025 Summary Compensation Table

The following table sets forth information concerning the compensation of Nth Cycle’s named executive officers for the year ended December 31, 2025.

Name and Principal Position ($ in thousands)	Salary ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total
Megan O’Connor	262,355	—	155	262,510
Chief Executive Officer
Gabriela Knesel	195,598	51,323	103	247,024
Chief Technology Officer
Coleman Adams	161,211	—	110,887	272,098
Former Chief Financial Officer

(1)
Amount reflects the full grant-date fair value of options granted to Ms. Knesel during 2025 computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, rather than the amounts paid to or realized by the named executive officer. Assumptions used to calculate the value of all options granted to the named executive officers are included in Note 12 to Nth Cycle’s consolidated financial statements included with this proxy statement/prospectus.
(2)
Amounts represent (i) Company-paid life insurance premiums ($155 for Ms. O’Connor, $103 for Ms. Knesel and $94 for Mr. Adams), and (ii) cash payments ($101,667) and Company-subsidized healthcare continuation ($9,127) for Mr. Adams in connection with his termination of employment, as further described below under “— Executive Compensation Agreements”.

NARRATIVE TO SUMMARY COMPENSATION TABLE

2025 Salaries

The named executive officers receive a base salary to compensate them for services rendered to Nth Cycle. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. During 2025, Nth Cycle’s named executive officers’ annual base salaries were as follows: Ms. O’Connor: $261,000; Ms. Knesel: $287,000; and Mr. Adams: $275,000. The Summary Compensation Table above shows the actual base salaries paid to each named executive officer in fiscal year 2025.

Equity Compensation

The Company has historically granted stock options to certain employees and other service providers, including certain of our named executive officers. In 2025, Ms. Knesel was granted an option to purchase 90,000 shares of Nth Cycle Common Stock under the Nth Cycle, Inc. 2024 Stock Incentive Plan (the “2024 Plan”). Such option vests with respect to one-fourth (1/4th) of the shares subject to the option on the first anniversary of the vesting start date and with respect to one forty-eighth (1/48th) of the shares subject to the option on each monthly anniversary of the vesting start date thereafter, subject to Ms. Knesel’s continued service through the applicable vesting date.

In connection with the Business Combination, New Nth Cycle intends to adopt the New Nth Cycle Incentive Plan. It is expected that the New Nth Cycle Incentive Plan will become effective on the Closing Date. For additional information about the New Nth Cycle Incentive Plan, please see “Proposal No. 6 — The New Nth Cycle Incentive Plan Proposal.”

Other Elements of Compensation

Retirement Plan

Nth Cycle currently maintains a 401(k) retirement savings plan for its employees, including its named executive officers, who satisfy certain eligibility requirements. The named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. We believe that providing a vehicle for tax-deferred retirement savings through a 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•
medical, dental and vision benefits;
•
short-term and long-term disability insurance; and
•
basic life and accidental death and dismemberment insurance.

We do not currently, and we did not in 2025, provide perquisites to any of our named executive officers.

No Tax Gross-Ups

Nth Cycle does not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our company.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of Nth Cycle Common Stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2025. Ms. O’Connor did not hold any equity incentive plan awards as of December 31, 2025.

			Option Awards
Name	Grant Date	Vesting Start Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Gabriela Knesel	6/27/2025(1)	4/28/2025	—	90,000	3.43	6/26/2035
Coleman Adams	1/20/2021(2)	11/20/2020	42,188	—	0.09	1/31/2026
	6/1/2022(3)	5/2/2022	315,830	—	0.74	1/31/2026

(1)
Represents an option granted under the 2024 Plan that vested with respect to one-fourth (1/4th) of the shares subject thereto on the first anniversary of the vesting start date and vests with respect to one forty-eighth (1/48th) of the shares subject thereto on each monthly anniversary of the vesting start date thereafter, subject to Ms. Knesel’s continued service through the applicable vesting date.
(2)
Represents an option granted under the Nth Cycle, Inc. 2020 Stock Incentive Plan (the “2020 Plan”) that vested with respect to 1/36th of the shares subject thereto on each monthly anniversary of the vesting start date, subject to Mr. Adams’ continued service through the applicable vesting date. The then-unvested portion of the option was forfeited upon Mr. Adams’ termination of employment with us on July 31, 2025.
(3)
Represents an option granted under the 2020 Plan that vested with respect to (i) one-fourth (1/4th) of the shares subject thereto on the first anniversary of the vesting start date and (ii) one forty-eighth (1/48th) of the shares subject thereto on each monthly anniversary of the vesting start date thereafter, subject to Mr. Adams’ continued service through the applicable vesting date. The then-unvested portion of the option was forfeited upon Mr. Adams’ termination of employment with us on July 31, 2025.

Executive Compensation Arrangements

Nth Cycle is currently a party to an offer letter with Ms. Knesel and was, prior to his termination of employment with us, party to an offer letter with Mr. Adams, the material terms of which are described below. Ms. O’Connor is not party to an offer letter or employment agreement with the Company.

Offer Letter for Ms. Knesel

Ms. Knesel’s offer letter sets forth the terms and conditions of her employment, including initial base salary, eligibility for a discretionary annual bonus, her initial Nth Cycle Option award, and eligibility to participate in our employee benefit plans.

Offer Letter for Mr. Adams

Mr. Adams’ offer letter contained the terms and conditions of his employment, including initial base salary, eligibility for bonus compensation, an initial Nth Cycle Option award, eligibility to participate in our employee benefit plans. Mr. Adams’ offer letter terminated upon his termination with us on July 31, 2025.

In addition, in connection with their employment with Nth Cycle, each of our named executive officers executed an agreement providing for customary confidentiality restrictions and assignment of inventions provisions, as well as standard employee and customer non-solicit restrictions effective during employment and for twelve (12) months thereafter.

Separation Agreement for Mr. Adams

In connection with his termination of employment, Nth Cycle entered into a separation agreement with Mr. Adams (the “Adams Separation Agreement”), which provides for, subject to Mr. Adams’ execution of a general release of claims, severance payments and benefits consisting of (i) a cash payment equal to $91,666.66 (representing four (4) months of his base salary), (ii) up to three (3) months of Company-paid healthcare continuation coverage, (iii) a transition bonus of up to $100,000 (of which $10,000 was paid to Mr. Adams) and (iv) extension of the post-termination expiration date of his outstanding stock options to January 31, 2026.

Director Compensation

Nth Cycle has not historically maintained a formal non-employee director compensation program or paid any cash compensation to its non-employee directors. However, we have granted equity awards to our non-employee directors in the past, including in 2025.

The following table sets forth information concerning the compensation of Nth Cycle’s non-employee directors for the year ended December 31, 2025.

2025 Director Compensation Table

Name	Option Awards ($)(1)	Total ($)
Brian Baynes	23,547	23,547

(1)
Amount reflects the full grant-date fair value of the option granted to Mr. Baynes during 2025 computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, rather than the amount paid to or realized by Mr. Baynes. Assumptions used to calculate the value of all options granted to non-employee directors are included in Note 12 to Nth Cycle’s consolidated financial statements included with this proxy statement/prospectus.

The table below shows the aggregate number of Nth Cycle Options (exercisable and unexercisable) held as of December 31, 2025 by each non-employee director who served during 2025.

Name	Options Outstanding at Fiscal Year End
Brian Baynes	90,240
Edward Meir	49,084

Non-Employee Director Compensation Program

In connection with the consummation of the Business Combination, New Nth Cycle intends to approve and implement a compensation program for its non-employee directors that we expect to consist of cash and equity compensation. The terms of this program have not yet been determined.

Interests of Directors and Executive Officers in the Business Combination

Nth Cycle’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of Nth Cycle’s shareholders generally. These interests include, among other things, the interests listed below:

New Nth Cycle Directors and/or Executive Officers

Certain of Nth Cycle’s directors and executive officers are expected to become directors and/or executive officers of New Nth Cycle upon the Closing, as described below under “Management of the Company Following the Business Combination.”

Treatment of Equity Awards in Business Combination

Certain of Nth Cycle’s directors and executive officers hold outstanding Nth Cycle Options under the Nth Cycle Incentive Plans. The Business Combination Agreement provides that each Nth Cycle Option that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be assumed and converted into (i) an option, on the same terms and conditions (including vesting and exercisability) that applied to the Nth Cycle Option immediately prior to Closing, to acquire that number of shares of New Nth Cycle Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Nth Cycle Common Stock subject to such Nth Cycle Option immediately prior to the Effective Time and (B) the Exchange Ratio, at an exercise price per share of Nth Cycle Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Nth Cycle Common Stock of such Nth Cycle Option by (y) the Exchange Ratio, and (ii) the contingent right to receive certain Earnout Shares following the Closing. None of Nth Cycle’s directors or executive officers hold outstanding Nth Cycle RSUs or Nth Cycle Restricted Stock Awards.

Option Awards Under the Nth Cycle Incentive Plans

The following table sets forth, for each of Nth Cycle’s directors and executive officers, the number of shares of Nth Cycle Common Stock subject to vested and unvested Nth Cycle Options held by the director or executive officer as of , the latest practicable date to determine such amounts before the filing of this proxy statement/prospectus. Depending on when the Closing Date occurs, certain Nth Cycle Options shown in the table may vest prior to the Closing Date.

Name	Vested Nth Cycle Options	Unvested Nth Cycle Options
Executive Officers
Megan O’Connor
Raffi Freeman
Francis Fuselier
Non-Employee Directors
Brian Baynes
Daniel Goldman
Joseph Goodman
Edward Meir

MANAGEMENT OF THE COMPANY FOLLOWING THE BUSINESS COMBINATION

The Business Combination Agreement provides that the New Nth Cycle Board will initially be comprised of directors, of whom the following have been identified: Megan O’Connor, , and .

Each director will hold office until his or her term expires at the next annual meeting of stockholders for such director’s class and until such director’s successor is elected and qualified or until his or her death, resignation, removal or the earlier termination of his or her term of office.

The following sets forth certain information, as of the Record Date, concerning the persons who are expected to serve as directors, officers and significant employees following the completion of the Business Combination.

Name	Age	Position
Megan O’Connor	36	Chief Executive Officer, Director Nominee
Raffi Freeman	37	Chief Financial Officer and Treasurer
Francis Fuselier	57	General Counsel and Secretary
		Director Nominee

For more information about the compensation of the members of the Kensington Board and the officers of Kensington prior to the Closing, see “Information About Kensington — Executive and Director Compensation”.

Megan O’Connor. At Closing, Dr. O’Connor will serve as Chief Executive Officer and director of New Nth Cycle. Dr. O’Connor is the Co-Founder of Nth Cycle, where she has served as Chief Executive Officer since August 2017. From May 2018 to August 2020, Dr. O’Connor also served as a Department of Energy Innovation Crossroads Entrepreneurial Fellow at Oak Ridge National Laboratory, a research and development center funded by the United States Department of Energy. From November 2017 to May 2018, she served as a Research Scientist at Yale University, where she was previously a Visiting Assistant in Research from July 2013 to September 2017. In July 2026, Dr. O'Connor was appointed to the U.S. Department of Commerce's Industry Trade Advisory Committee 5 for Critical Minerals and Nonferrous Metals for the 2026 - 2030 charter term. She received her B.S. in Chemistry from Union College in 2012 and her Ph.D. in Civil and Environmental Engineering from Duke University in 2017. We believe Dr. O’Connor is well-qualified to serve as a director, given her deep familiarity with Nth Cycle’s business and the metal refining industry.

Raffi Freeman. At Closing, Mr. Freeman will serve as Chief Financial Officer of New Nth Cycle. In June 2025, Mr. Freeman joined Nth Cycle as its interim Chief Financial Officer, a position in which he served until February 2026, when he was appointed as Chief Financial Officer of Nth Cycle . Mr. Freeman has served as Managing Partner at Original Position Ventures LLC, a venture investment and advisory firm that has provided management consulting services to industrial technology startup companies since 2021. From 2017 to 2020, Mr. Freeman served as Vice President of Business at Ouster, Inc. (NASDAQ: OUST), a lidar and 3D sensor company. Mr. Freeman has also served as Co-Founder and Managing Member of Izuba Energy, a renewable energy infrastructure development company focused on Africa, since 2021. Mr. Freeman has served as a Partner at Clean Energy Venture Group since 2023 and as a Venture Partner at Clean Energy Venture Fund I, LP since 2024 to support the investment and advisory of industrial technology companies. Mr. Freeman holds a Bachelor of Arts in Public Policy and a Bachelor of Arts in Economics, with Honors in International Security Studies, from Stanford University.

Francis Fuselier. At Closing, Mr. Fuselier will serve as General Counsel and Secretary of New Nth Cycle. Mr. Fuselier has served as General Counsel of Nth Cycle since June 2026. Prior to joining Nth Cycle, Mr. Fuselier served as General Counsel for Redball EnergyCo, LLC, a solar energy developer, from November 2025 to July 2026. Additionally, from December 2017 to December 2024, Mr. Fuselier served as Senior Vice President, General Counsel and Secretary for Fluence Energy, Inc., a supplier of battery-based energy storage systems and digital products for energy storage and renewables. Earlier in his career, Mr. Fuselier served as General Counsel North America for Siemens Gamesa Renewable Energy S.A., a wind turbine manufacturer, and as Senior Vice President, Secretary and General Counsel for Gateway Energy Services Corporation, a retail energy company. He also practiced law at Bingham McCutchen and Mayer, Brown & Platt. Mr. Fuselier received his J.D. from Columbia University and a B.A. in Philosophy and M.A. in Theatre from Villanova University.

Corporate Governance

Composition of the New Nth Cycle Board of Directors

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of its business and structure, the Board of Directors expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

In accordance with the Proposed Charter that will be in effect upon the closing of the Business Combination, the Board of Directors will be divided into three classes with staggered three year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. We expect the board will be divided among three classes as follows:

•
the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2027;
•
the Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2028; and
•
the Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2029.

This classification of the Post-Combination Company board of directors may have the effect of delaying or preventing changes in control of the company.

Director Independence

Under our Corporate Governance Guidelines and the NYSE rules, a director is not independent unless the Board of Directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company).

Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, the New Nth Cycle Board is expected to determine that , , , and of New Nth Cycle’s directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors qualifies as “independent” as that term is defined under the NYSE rules. In making these determinations, the New Nth Cycle Board will consider the relationships that each non-employee director has with New Nth Cycle and all other facts and circumstances the New Nth Cycle Board deemed relevant in determining their independence, including the director’s beneficial ownership of New Nth Cycle’s common stock.

Committees of the New Nth Cycle Board

The New Nth Cycle Board will direct the management of its business and affairs, as provided by Delaware law, and conducts its business through meetings of the New Nth Cycle Board and standing committees. The New Nth Cycle Board will have a standing audit committee, compensation committee and nominating and corporate governance committee, each of which will operate under a written charter.

In addition, from time to time, special committees may be established under the direction of the New Nth Cycle Board when the New Nth Cycle Board deems it necessary or advisable to address specific issues. Copies of New Nth Cycle’s committee charters will be posted on New Nth Cycle’s website, https://nthcycle.com/, as required by applicable SEC and NYSE rules. The information contained on, or that may be accessed through, New Nth Cycle’s website is not part of, and is not incorporated into, this proxy statement/prospectus or the registration statement of which it forms a part.

Audit Committee

New Nth Cycle’s audit committee will be responsible for, among other things:

•
overseeing New Nth Cycle’s accounting and financial reporting process;
•
appointing, compensating, retaining and overseeing the work of New Nth Cycle’s independent registered public accounting firm and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for us;
•
discussing with New Nth Cycle’s independent registered public accounting firm any audit problems or difficulties and management’s response;
•
pre-approving all audit and non-audit services provided to us by New Nth Cycle’s independent registered public accounting firm (other than those provided pursuant to appropriate preapproval policies established by the audit committee or exempt from such requirement under the rules of the SEC);
•
reviewing and discussing New Nth Cycle’s annual and quarterly financial statements with management and its independent registered public accounting firm;
•
discussing New Nth Cycle’s risk management policies;
•
reviewing and approving or ratifying any related person transactions;
•
establishing procedures for the receipt, retention and treatment of complaints received by New Nth Cycle regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by New Nth Cycle’s employees of concerns regarding questionable accounting or auditing matters; and
•
preparing the audit committee report required by SEC rules.

Our audit committee is expected to consist of , and , with serving as chair. All members of our audit committee will meet the requirements for financial literacy under the applicable NYSE rules and regulations. The New Nth Cycle Board expects to affirmatively determine that each member of the audit committee qualifies as “independent” under NYSE’s additional standards applicable to audit committee members and Rule 10A-3 of the Exchange Act applicable to audit committee members. In addition, the New Nth Cycle Board expects to determine that qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

New Nth Cycle’s compensation committee will be responsible for, among other things:

•
reviewing and approving corporate goals and objectives with respect to the compensation of New Nth Cycle’s Chief Executive Officer, evaluating the Chief Executive Officer’s performance in light of these goals and objectives and setting the Chief Executive Officer’s compensation;
•
reviewing and setting or making recommendations to the New Nth Cycle Board regarding the compensation of New Nth Cycle’s other executive officers;
•
reviewing and making recommendations to the New Nth Cycle Board regarding director compensation;
•
reviewing and approving or making recommendations to the New Nth Cycle Board regarding New Nth Cycle’s incentive compensation and equity-based plans and arrangements;
•
appointing and overseeing any compensation consultants;
•
reviewing and discussing annually with management New Nth Cycle’s “Compensation Discussion and Analysis,” to the extent required; and
•
preparing the annual compensation committee report required by SEC rules, to the extent required.

Our compensation committee is expected to consist of , , with serving as chair. The New Nth Cycle Board expects to determine that and qualify as “independent” under NYSE’s additional standards applicable to compensation committee members and each member of the compensation committee is a “non-employee director” as defined in Section 16b-3 of the Exchange Act.

Nominating and Corporate Governance Committee

New Nth Cycle’s nominating and corporate governance committee will be responsible for, among other things:

•
identifying individuals qualified to become members of the New Nth Cycle Board and ensure the New Nth Cycle Board has the requisite expertise and consists of persons with sufficiently varied and independent backgrounds;
•
recommending to the New Nth Cycle Board the persons to be nominated for election as directors and to each committee of the New Nth Cycle Board;
•
developing and recommending to the New Nth Cycle Board corporate governance guidelines, and reviewing and recommending to the New Nth Cycle Board proposed changes to our corporate governance guidelines from time to time; and
•
overseeing the annual evaluations of the New Nth Cycle Board, its committees and management.

New Nth Cycle’s nominating and corporate governance committee is expected to consist of , and , with serving as chair.

The New Nth Cycle Board may from time to time establish other committees.

Code of Ethics

In connection with the Closing, New Nth Cycle will adopt a code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on New Nth Cycle’s website, https://nthcycle.com/. The information contained on, or that may be accessed through, New Nth Cycle’s website is not part of, and is not incorporated into, this proxy statement/prospectus or the registration statement of which it forms a part.

New Nth Cycle intends to make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its website rather than by filing a Current Report on Form 8-K.

Compensation Committee Interlocks and Insider Participation

No anticipated member of the compensation committee was at any time during the fiscal year 2025, or at any other time, one of New Nth Cycle’s officers or employees. None of New Nth Cycle’s executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of New Nth Cycle’s board of directors or member of its compensation committee.

SECURITIES ACT RESTRICTIONS ON RESALE OF THE COMPANY’S SECURITIES

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted New Nth Cycle Common Stock for at least six months would be entitled to sell their securities, provided that (a) such person is not deemed to have been an affiliate of the Company at the time of, or at any time during the three months preceding, a sale and (b) the Company has been subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as the Company was required to file reports) preceding the sale.

Persons who have beneficially owned restricted New Nth Cycle Common Stock for at least six months but who are affiliates of the Company at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•
1% of the total number of shares of New Nth Cycle Common Stock then outstanding; or
•
the average weekly reported trading volume of the New Nth Cycle Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of the Company under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the Company.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
•
at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Kensington anticipates that following the Closing, the Company will no longer be a shell company, and so, once the conditions set forth in the exception described above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Registration Rights

See “Certain Relationships and Related Person Transactions — Business Combination-Related Arrangements — Amended and Restated Registration Rights Agreement.”

STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

The Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (a) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of the New Nth Cycle Board, (b) otherwise properly brought before such meeting by or at the direction of the New Nth Cycle Board or the chairperson of the New Nth Cycle Board, or (c) otherwise properly brought before such meeting by a stockholder present in person who (A) (1) was a record owner of New Nth Cycle Common Stock both at the time of giving the notice and at the time of the meeting, (2) is entitled to vote at such meeting, and (3) has complied with notice procedures specified in the Proposed Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for New Nth Cycle’s annual meeting of stockholders, a stockholder’s notice must be in writing and in proper form delivered to New Nth Cycle’s secretary at New Nth Cycle’s principal executive offices:

•
not later than the 90th day; and
•
not earlier than the 120th day,

prior to the first anniversary of the preceding year’s annual meeting.

In the event that New Nth Cycle holds its annual meeting of stockholders more than 30 days before or more than 60 days after the one-year anniversary of a preceding year’s annual meeting, to be timely, notice of a stockholder proposal must be delivered not earlier than on the 120th day prior to such annual meeting and not later than (i) the 90th day prior to such annual meeting or, (ii) if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by New Nth Cycle.

We currently anticipate the 2027 annual meeting of stockholders of New Nth Cycle will be held on or around June 19, 2027. Notice of a nomination or proposal must be delivered, or mailed and received at, the principal executive offices of New Nth Cycle not less than ninety (90) days nor more than one hundred twenty (120) days prior to such annual meeting. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws.

Under Rule 14a-8 of the Exchange Act, a stockholder proposal (other than nominations) to be included in the proxy statement and proxy card for the 2027 annual meeting pursuant to Rule 14a-8 must be received at New Nth Cycle’s principal office at a reasonable time before New Nth Cycle begins to print and send its proxy materials and must comply with Rule 14a-8.

A stockholder shall update and supplement its notice to New Nth Cycle of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice as described above will be true and correct as of the record date for stockholders entitled to vote at the annual meeting and as of the date that is ten (10) business days prior to the annual meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, New Nth Cycle’s secretary at New Nth Cycle’s principal executive offices not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof).

Stockholder Director Nominees

The Proposed Bylaws permit stockholders to nominate directors for election at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) of stockholders. The Proposed Charter provides that the New Nth Cycle Board will be divided into three classes (Class I, Class II and Class III), with directors in each class serving staggered three-year terms and the initial Class I directors serving for a term expiring at the first annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by the Proposed Bylaws. In addition, the stockholder must give timely notice to New Nth Cycle’s secretary in accordance with the Proposed Bylaws, which, in general, require that the notice be received by New Nth Cycle’s secretary within the time periods described above under the section of this proxy statement/prospectus entitled “— Stockholder Proposals”.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the Kensington Board, any committee chairperson or the non-management directors as a group by writing to the Kensington Board or committee chairperson in care of Kensington Capital Acquisition Corp. VI, 1400 Old Country Road, Suite 301, Westbury, New York 11590. Following the Closing, such communications should be sent to New Nth Cycle, 15 Blue Sky Drive, Burlington, MA 01803. Each communication will be forwarded, depending on the subject matter, to the New Nth Cycle Board, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

Hughes Hubbard & Reed LLP will pass upon the validity of the securities of the Company to be issued in connection with the Domestication and upon certain U.S. federal income tax consequences to Kensington’s shareholders as a result of the Business Combination and the Domestication. An affiliate of a partner for Hughes Hubbard & Reed LLP owns equity interests in the Sponsor. This partner does not hold any management, board or other position with the Sponsor.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the Kensington Board does not know of any matters that will be presented for consideration at the extraordinary general meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the extraordinary general meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

EXPERTS

The financial statements of Kensington Capital Acquisition Corp. VI, as of December 31, 2025, and for the period from December 4, 2025 (inception) through December 31, 2025, included in this proxy statement/prospectus have been audited by CBIZ CPAs P.C., independent registered public accounting firm, as stated in their report thereon appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Nth Cycle, Inc. (the "Company") as of December 31, 2025 and 2024 and for the years then ended, included in this proxy statement/prospectus and in the Registration Statement have been so included in reliance on the report of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The report on the consolidated financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Kensington and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of Kensington’s proxy statement. Upon written or oral request, Kensington will deliver a separate copy of the proxy statement to any shareholder at a shared address to which a single copy of the proxy statement was delivered and who wishes to receive separate copies. Shareholders receiving multiple copies of the proxy statement may likewise request that Kensington deliver single copies of the proxy statement in the future. Shareholders may notify Kensington of their requests by calling or writing Kensington at its principal executive offices at 1400 Old Country Road, Suite 301, Westbury, NY 11590 or (703) 674-6514.

ENFORCEABILITY OF CIVIL LIABILITY

Kensington is a Cayman Islands exempted company. If Kensington does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon Kensington. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against Kensington in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, Kensington may be served with process in the United States with respect to actions against Kensington arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of Kensington’s securities by serving Kensington’s U.S. agent irrevocably appointed for that purpose.

WHERE YOU CAN FIND MORE INFORMATION

Kensington has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

Kensington files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Kensington at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus relating to Kensington has been supplied by Kensington, and all such information relating to Nth Cycle has been supplied by Nth Cycle, respectively. Information provided by one another does not constitute any representation, estimate or projection of the other.

This document is a proxy statement/prospectus of Kensington for the extraordinary general meeting. Kensington has not authorized anyone to give any information or make any representation about the Business Combination, Kensington or Nth Cycle that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

If you would like additional copies of this proxy statement/prospectus, or if you have questions about the business combination, you should contact via phone or in writing:

Kensington Capital Acquisition Corp. VI

1400 Old Country Road, Suite 301

Westbury, NY 11590

(703) 674-6514

If you are a shareholder of Kensington and would like to request documents, please do so no later than five business days before the extraordinary general meeting in order to receive them before the extraordinary general meeting. If you request any documents from Kensington, Kensington will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

INDEX TO FINANCIAL STATEMENTS

KENSINGTON CAPITAL ACQUISITION CORP. VI

NTH CYCLE, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Kensington Capital Acquisition Corp. VI

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Kensington Capital Acquisition Corp. VI (the “Company”) as of December 31, 2025, the related statements of operations, changes in stockholders’ equity and cash flows for the period from December 4, 2025 (inception) through December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the period from December 4, 2025 (inception) through December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company is a Special Purpose Acquisition Corporation that was formed for the purpose of effecting merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses within 24 months from the closing of the proposed public offering or by such earlier liquidation date as the Company’s board of directors may approve, or such later time as provided for in any amendment to the Company’s Amended and Restated Memorandum and Articles of Association. The Company lacks the capital resources that are needed to fund its operations for a reasonable period of time, which is generally considered to be one year from the issuance of the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ CBIZ CPAS P.C.

We have served as the Company’s auditor since 2026.

Houston, TX

February 5, 2026

KENSINGTON CAPITAL ACQUISITION CORP. VI

BALANCE SHEET

AS OF DECEMBER 31, 2025

ASSETS
Current Assets
Cash	$121,831
Prepaid expenses	40,750
Total Current Assets	162,581
Deferred offering costs	64,171
TOTAL ASSETS	$226,752
LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities
Accrued expenses	$12,067
Accrued offering costs	64,171
Promissory note – related party	150,000
Total Current Liabilities	226,238
Commitments and contingencies (Note 6)
Shareholder’s Equity:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 100,000,000 shares authorized; none issued and outstanding	—
Class B ordinary shares, $0.0001 par value; 10,000,000 shares authorized; 9,857,142 shares issued and outstanding(1)	986
Additional paid-in capital	24,014
Accumulated deficit	(24,486)
Total Shareholder’s Equity	514
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$226,752

(1)
Includes 1,285,714 Class B ordinary shares subject to forfeiture by the holders thereof depending on the extent to which the underwriters’ over-allotment option is exercised (Note 5).

The accompanying notes are an integral part of these financial statements.

KENSINGTON CAPITAL ACQUISITION CORP. VI

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM DECEMBER 4, 2025 (INCEPTION) THROUGH DECEMBER 31, 2025

Formation, general and administrative costs	$24,486
Net Loss	$(24,486)
Weighted average Class B ordinary shares outstanding, basic and diluted(1)	8,571,428
Basic and diluted net loss per Class B ordinary share	$(0.00)

(1)
Excludes 1,285,714 Class B ordinary shares subject to forfeiture by the holders thereof depending on the extent to which the underwriters’ over-allotment option is exercised (Note 5).

The accompanying notes are an integral part of these financial statements.

KENSINGTON CAPITAL ACQUISITION CORP. VI

STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY

FOR THE PERIOD FROM DECEMBER 4, 2025 (INCEPTION) THROUGH DECEMBER 31, 2025

	Class B Ordinary Shares		Additional Paid-In	Accumulated	Total Shareholder’s
	Shares	Amount	Capital	Deficit	Equity
Balance as of December 4, 2025 (inception)	—	$—	$—	$—	$—
Class B ordinary shares issued to Initial Shareholder(1)	9,857,142	986	24,014	—	25,000
Net loss	—	—	—	(24,486)	(24,486)
Balance as of December 31, 2025	9,857,142	$986	$24,014	$(24,486)	$514

(1)
Includes 1,285,714 Class B ordinary shares subject to forfeiture by the holders thereof depending on the extent to which the underwriters’ over-allotment option is exercised (Note 5).

The accompanying notes are an integral part of these financial statements.

KENSINGTON CAPITAL ACQUISITION CORP. VI

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM DECEMBER 4, 2025 (INCEPTION) THROUGH DECEMBER 31, 2025

Cash flows from operating activities:
Net loss	$(24,486)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Prepaid expenses	(40,750)
Accrued expenses	12,067
Net cash used in operating activities	(53,169)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares to Sponsor	25,000
Proceeds from promissory note – related party	150,000
Net cash provided by financing activities	175,000
Net change in cash	121,831
Cash – beginning of the period	—
Cash – end of the period	$121,831
Non-cash investing and financing activities:
Deferred offering costs included in accrued offering costs	$64,171

The accompanying notes are an integral part of these financial statements.

KENSINGTON CAPITAL ACQUISITION CORP. VI

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

NOTE 1 — ORGANIZATION AND PLAN OF BUSINESS OPERATIONS

Kensington Capital Acquisition Corp. VI (the “Company”) is a blank check company incorporated as a Cayman Islands exempted corporation on December 4, 2025. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (“Business Combination”).

The Company is not limited to a particular industry or geographic region for purposes of completing a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2025, the Company had not commenced any operations. All activity for the period from December 4, 2025 (inception) through December 31, 2025 relates to the Company’s formation and the proposed initial public offering (“Proposed Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Proposed Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a Proposed Public Offering of 20,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”) at $10.00 per Unit (or 23,000,000 Units if the underwriters’ over-allotment option is exercised in full), which is discussed in Note 3, and the sale of an aggregate of 10,733,333 Private Placement Warrants (“Private Placement Warrants”) at a price of $0.44 per private placement warrant (or 11,533,333 Private Placement Warrants if the underwriters’ over-allotment option is exercised in full at a price of $0.43 per Private Placement Warrant) or $4,700,000 in the aggregate (or $5,000,000 if the underwriters’ overallotment option is exercised in full) in a private placement that will close simultaneously with the closing of the Proposed Public Offering. The underwriters have committed to use a portion of their underwriting discount and commission to purchase an aggregate of 2,666,667 Private Placement Warrants (or 3,066,667 Private Placement Warrants if the underwriters’ over-allotment option is exercised in full) at a price of $0.75 per warrant, or $2,000,000 in the aggregate (or $2,300,000 in the aggregate if the underwriters’ overallotment option is exercised in full), in a private placement that will close simultaneously with the closing of the Proposed Public Offering.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the sale of the Private Placement Securities, although substantially all of the net proceeds are intended to be applied generally toward completing a Business Combination. The Company must complete its initial Business Combination with one or more target businesses that together have a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (excluding the Permitted Withdrawals and any deferred underwriting commissions held in the Trust Account) at the time of the agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination. Upon the closing of the Proposed Public Offering, management has agreed that $10.00 per Unit sold in the Proposed Public Offering, including proceeds of the sale of the Private Placement Securities, will be held in a trust account (“Trust Account”) and invested or held only in (i) U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries, (ii) uninvested cash, or (iii) an interest bearing bank demand deposit account or other accounts at a bank, as determined by the Company, until the earlier of (i) the completion of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below. No later than 24 months after the closing of the Proposed Public Offering or such earlier liquidation date as the Company’s board of directors may approve, or such later time as provided for in any amendment to the Company’s Amended and Restated Memorandum and Articles of Association (an “Extension Period”), subject to applicable law, the amounts held in the Trust Account will be held as cash or cash items, including in demand deposit accounts.

The Company will provide its shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The shareholders will be entitled to redeem their shares for a pro rata portion of the amount held in the Trust Account (initially $10.00 per share), calculated as of two business days prior to the completion of a Business Combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations or funds for working capital requirements (net of taxes), (“Permitted Withdrawals”). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s public warrants. The Class A ordinary shares will be

KENSINGTON CAPITAL ACQUISITION CORP. VI

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

recorded at redemption value and classified as temporary equity upon the completion of the Proposed Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.”

If the Company seeks shareholder approval in connection with a Business Combination, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who vote at a general meeting of the Company. If a shareholder vote is not required under applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased in or after the Proposed Public Offering in favor of approving a Business Combination and to waive its redemption rights with respect to any such shares in connection with a shareholder vote to approve a Business Combination. Additionally, each public shareholder may elect to redeem its Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

The Initial Shareholder has agreed to (i) waive its redemption rights with respect to its private placement shares in connection with the completion of the initial business combination, (ii) waive its redemption rights with respect to its private placement shares in connection with a shareholder vote to approve an amendment to the amended and restated memorandum and articles of association (A) to modify the substance or timing of the obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the public shares if the Company fails to complete the initial Business Combination within 24 months from the closing of the Proposed Public Offering or such earlier liquidation date as the Company’s board of directors may approve, or during any Extension Period, subject to applicable law or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity and (iii) waive its rights to liquidating distributions from the Trust Account with respect to its private placement shares if the Company fails to complete the initial Business Combination within the prescribed timeframe. In addition, the Sponsor has agreed to vote any private placement shares held by it in favor of the initial Business Combination.

The Company will have until 24 months from the closing of the Proposed Public Offering to complete a Business Combination or until such earlier liquidation date as the Company’s board of directors may approve, or during any Extension Period (the “Combination Period”). If the Company has not completed a Business Combination within the Combination Period, and the board of directors has made a determination, and provided notice to the shareholders, that the Company is unable to, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than 10 business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, including interest earned on the funds held in the Trust Account (which interest shall be net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses) and not previously released to the Company to pay its taxes and permitted withdrawals, if any, divided by the number of then-outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Initial Shareholder has agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Shareholder acquires Public Shares in or after the Proposed Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive its rights to its deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the initial amount held in the Trust Account ($10.00).

KENSINGTON CAPITAL ACQUISITION CORP. VI

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

The Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a third party for services rendered or products sold to the Company, or by a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the amount of interest which may be withdrawn for permitted withdrawals. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent auditors), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern Consideration

As of December 31, 2025, the Company had $121,831 cash and a working capital deficit of $63,657. Further, the Company expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company plans to address this uncertainty through a Proposed Public Offering as discussed in Note 3 and the sale of Private Placement Warrants as discussed in Note 4. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful or successful within the target business acquisition period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Risks and Uncertainties

The United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing global conflicts. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyberattacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Any of the above mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the Israel-Hamas conflict and subsequent sanctions or related actions, could adversely affect the Company’s search for an initial business combination and any target business with which the Company may ultimately consummate an initial business combination.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the

KENSINGTON CAPITAL ACQUISITION CORP. VI

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of the Financial Accounting Standards Board (“FASB”) ASC 340-10-S99 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A, “Expenses of Offering.” Deferred offering costs consist principally of professional and registration fees that are directly related to the Proposed Public Offering. FASB ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate Proposed Public Offering proceeds from the Units between Class A ordinary shares and warrants, using the residual method by allocating Proposed Public Offering proceeds first to assigned value of the warrants and then to the Class A ordinary shares. Offering costs allocated to the Public Shares will be charged to temporary equity, and offering costs allocated to Public Warrants (as defined below) and Private Placement Warrants and accounting for the offering costs allocated to Public Warrants (as defined below) and Private Placement Warrants will be evaluated and determined upon consummation of the Proposed Public Offering.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2025. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.

Net Loss per Class B Ordinary Shares

Net loss per Class B ordinary shares is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 1,285,714 Class B ordinary shares that are subject to forfeiture by the holders thereof depending on the extent to which the underwriters’ over-allotment option is exercised (see Note 5). At December 31, 2025, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per Class B ordinary shares is the same as basic loss per Class B ordinary shares for the period presented.

KENSINGTON CAPITAL ACQUISITION CORP. VI

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging.” For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statement of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The underwriters’ over-allotment option is deemed to be a freestanding financial instrument indexed on the contingently redeemable shares and will be accounted for as a liability pursuant to ASC 480 if not fully exercised at the time of the Proposed Public Offering.

Warrant Instruments

The Company will account for the Public and Private Placement Warrants to be issued in connection with the Proposed Public Offering and the private placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging.” There are no Public or Private Placement Warrants currently outstanding as of December 31, 2025.

Recently Issued Accounting Standards

In November 2023, the FASB issued Accounts Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 on December 4, 2025, inception.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3 — PROPOSED PUBLIC OFFERING

Pursuant to the Proposed Public Offering, the Company will offer for sale up to 20,000,000 Units (or 23,000,000 Units if the underwriters’ over-allotment option is exercised in full) at a purchase price of $10.00 per Unit. Each Unit will consist of one Class A ordinary share, one-quarter of one Class 1 redeemable warrant and three-quarters of one Class 2 redeemable warrant (“Public Warrant”). Each whole Class 1 warrant and each whole Class 2 warrant entitles the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 7).

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable 30 days after the completion of our initial business combination, and will (except for Class 2 warrants attached to shares that are redeemed in connection with our initial business combination, which Class 2 warrants will expire upon redemption of such shares) expire seven years after the completion of our initial business combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating thereto is available, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No

KENSINGTON CAPITAL ACQUISITION CORP. VI

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available.

The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement covering the issuance, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of a Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A ordinary shares are, at the time of any exercise of a warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Public Warrants — Once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•
in whole and not in part;
•
at a price of $0.01 per Public Warrant;
•
upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
•
if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to warrant holders.

The Company will not redeem the warrants for cash unless a registration statement under the Securities Act covering the issuance of the shares of Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period or the Company has elected to require the exercise of the public warrants on a cashless basis. If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the warrants for redemption as described in this paragraph, its management will have the option to require any holder that wishes to exercise his, her or its warrant following the notice of redemption to do so on a cashless basis. In the case of such a cashless exercise, each holder would pay the exercise price by surrendering the Public Warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” less the exercise price of the warrants by (y) the fair market value. The “fair market value” as used in the preceding sentence shall mean the volume weighted average price of the Class A ordinary shares for the 10 trading days ending on the trading day prior to the date on which the notice of redemption is sent to the holders of the public warrants. If its management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A ordinary shares to be received upon exercise of the warrants, including the “fair market value” in such case.

The Company has established the $18.00 per share (as adjusted) redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the public warrant exercise price. If the foregoing conditions are satisfied and the Company issues a notice of redemption of the Public Warrants, each Public Warrant holder will be entitled to exercise his, her or its Public Warrant prior to the scheduled redemption date. However, the price of the Class A ordinary shares may fall below the $18.00 redemption trigger price as well as the $11.50 Public Warrant exercise price after the redemption notice is issued.

In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of its Initial Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by its board of directors and, in the case of any such issuance to either of the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of its Initial Business Combination on the date of the completion of its Initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the public warrants will be adjusted (to the

KENSINGTON CAPITAL ACQUISITION CORP. VI

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants will be identical to the Public Warrants underlying the Units being sold in the Proposed Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions, so long as they are held by the Sponsor, underwriters or the initial lender providing working capital loans, as applicable, or any of their respective permitted transferees. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable. If the Private Placement Warrants are held by holders other than the Sponsor, underwriters or the initial lender providing working capital loans, as applicable, or any of their respective permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants underlying the Units being sold in the Proposed Public Offering.

NOTE 4 — PRIVATE PLACEMENT

The Sponsor has committed to purchase an aggregate of 10,733,333 Private Placement Warrants at a price of $0.44 per private placement warrant (or 11,533,333 Private Placement Warrants if the underwriters’ over-allotment option is exercised in full at a price of $0.43 per Private Placement Warrant), or $4,700,000 in the aggregate (or $5,000,000 if the underwriters’ overallotment option is exercised in full) in a private placement that will close simultaneously with the closing of the Proposed Public Offering. The underwriters have committed to use a portion of their underwriting discount and commission to purchase an aggregate of 2,666,667 Private Placement Warrants (or 3,066,667 Private Placement Warrants if the underwriters’ over-allotment option is exercised in full) at a price of $0.75 per warrant, or $2,000,000 in the aggregate (or $2,300,000 in the aggregate if the underwriters’ overallotment option is exercised in full), in a private placement that will close simultaneously with the closing of the Proposed Public Offering.

The private placement warrants are identical to the warrants included in the units sold in this offering, subject to certain limited exceptions, so long as they are held by the Sponsor, underwriters or the initial lender providing working capital loans, as applicable, or any of their respective permitted transferees. The proceeds from the sale of the Private Placement Securities will be added to the net proceeds from the Proposed Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Securities held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants may expire worthless.

NOTE 5 — RELATED PARTY TRANSACTIONS

Founder Shares

On December 19, 2025, the Sponsor (“Initial Shareholder”) paid $25,000 for 9,857,142 Class B ordinary shares (the “Founder Shares”) issued to the Initial Shareholder.

The Founder Shares include an aggregate of up to 1,285,714 shares subject to forfeiture by the holders thereof depending on the extent to which the underwriters’ over-allotment option is exercised, so that the number of Founder Shares will collectively represent 30% of the Company’s issued and outstanding shares upon the completion of the Proposed Public Offering.

The Initial Shareholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of (A) one year after the completion of a Business Combination; and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Promissory Note — Related Party

On December 11, 2025, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. The Promissory Note is non-interest bearing and payable on the earlier of (i) June 30, 2026 or (i) the consummation of the Proposed Public Offering. As of December 31, 2025, there was $150,000 outstanding under the Promissory Note.

Related Party Loans

KENSINGTON CAPITAL ACQUISITION CORP. VI

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, any of their respective affiliates or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $2,000,000 of such Working Capital Loans may be convertible into warrants at a price of $0.50 per warrant. As of December 31, 2025, there are no Working Capital Loans outstanding.

NOTE 6 — COMMITMENTS

Registration Rights

The holders of the (i) Founder Shares, (ii) private placement warrants, which will be issued in a private placement simultaneously with the closing of the Proposed Public Offering, private placement warrants and the Class A ordinary shares underlying such private placement warrants and (iii) warrants that may be issued upon conversion of working capital loans will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Proposed Public Offering requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain piggyback registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company will grant the underwriters a 45-day option to purchase up to 3,000,000 additional Units to cover over-allotments at the Proposed Public Offering price, less the underwriting commissions.

The underwriters will be entitled to (1) an underwriting discount of $0.20 per Unit, or $4,000,000 in the aggregate (or $4,600,000 in the aggregate if the underwriters’ over-allotment option is exercised in full), of which (i) $0.10 per unit will be paid to the underwriters in cash and (ii) $0.10 per Unit will be used by the underwriters to purchase Private Placement Warrants, and (2) a deferred fee of $0.40 per Unit, or $8,000,000 in the aggregate (or $9,200,000 in the aggregate if the overallotment option is exercised in full). The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement and will be based on the amount of funds remaining in the Trust Account after shareholder redemptions of public shares in connection with the consummation of a Business Combination.

NOTE 7 — SHAREHOLDER’S EQUITY

Preference Shares — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2025, there were no preference shares issued or outstanding.

KENSINGTON CAPITAL ACQUISITION CORP. VI

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Class A Ordinary Shares — The Company is authorized to issue 100,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At December 31, 2025, there were no Class A ordinary shares issued or outstanding.

Class B Ordinary Shares — The Company is authorized to issue 10,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share.

At December 31, 2025, there were 9,857,142 Class B ordinary shares issued and outstanding (see Note 5), of which an aggregate of up to 1,285,714 shares are subject to forfeiture by the holders thereof depending on the extent to which the underwriters’ over-allotment option is exercised so that the number of Founder Shares will equal 30% of the Company’s issued and outstanding ordinary shares after the Proposed Public Offering.

Only holders of Class B ordinary shares will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of the Company’s shareholders except as otherwise required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of a Business Combination or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.

NOTE 8 — SEGMENT INFORMATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s CODM, or group, in deciding how to allocate resources and assess performance.

The Company’s CODM has been identified as the Chief Executive Officer, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income (loss) that also is reported on the statement of operations as net income (loss). The measure of segment assets is reported on the balance sheet as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in the net loss and total assets, which include the following:

December 31, 2025
Cash	$121,831
Deferred offering costs	$64,171

For the Period From December 4, 2025 (Inception)Through December 31, 2025
Formation, general and administrative costs	$24,486

Formation, general and administrative costs are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete the Initial Public Offering and eventually a business combination. The CODM also reviews formation, general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. Formation, general and administrative costs, as reported on the statement of operations, are the significant segment expenses provided to the CODM on a regular basis.

NOTE 9 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date and through the date that the financial statements are issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Nth Cycle, Inc.

Burlington, MA

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nth Cycle, Inc. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring net losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2026.

Boston, MA

August 7, 2026

NTH CYCLE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	As of December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$8,230	$7,685
Grants receivable, net	72	47
Prepaid expenses and other current assets	221	255
Loan commitment asset	—	79
Total current assets	8,523	8,066
Property and equipment, net	651	773
Intangible assets, net	66	86
Operating lease right-of-use assets, net	9,584	10,868
Restricted cash	1,137	1,137
Deposits	205	205
Total assets	$20,166	$21,135
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$218	$402
Accrued expenses	178	320
Long-term debt, current portion, net	1,515	—
Operating lease liabilities, current	1,406	1,338
Legal settlement accrual	2,000	—
Total current liabilities	5,317	2,060
Long-term debt, non-current portion, net	15,369	—
Operating lease liabilities, non-current	9,941	11,346
Warrant liabilities	168	252
D-SAFE liability	323	406
Total liabilities	31,118	14,064
Commitments and contingencies (Note 16)
Series Seed redeemable convertible preferred stock $0.0001 par value; 3,428,649 shares authorized, issued and outstanding as of December 31, 2025 and 2024, liquidation preference of $3,478 as of December 31, 2025 and 2024	2,978	2,978
Series A redeemable convertible preferred stock $0.0001 par value; 3,669,475 shares authorized and 3,554,301 shares issued and outstanding as of December 31, 2025 and 2024, liquidation preference of $12,402 as of December 31, 2025 and 2024	12,285	12,285
Series B redeemable convertible preferred stock $0.0001 par value; 4,246,802 shares authorized and 3,496,417 shares issued and outstanding as of December 31, 2025 and 2024, liquidation preference of $37,048 as of December 31, 2025 and 2024	36,840	36,840
Stockholders' deficit:
Common stock: $0.0001 par value; 19,000,000 shares authorized; 4,638,270 and 4,638,260 shares issued and outstanding as of December 31, 2025 and 2024	—	—
Additional paid-in capital	743	603
Accumulated deficit	(63,797)	(45,635)
Accumulated other comprehensive loss	(1)	—
Total stockholders' deficit	(63,055)	(45,032)
Total liabilities, redeemable convertible preferred stock, and stockholders' deficit	$20,166	$21,135

See accompanying notes to consolidated financial statements.

NTH CYCLE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2025	2024
Grant revenue	$349	$72
Operating expenses:
General and administrative	9,377	7,682
Research and development	7,926	8,065
Selling and marketing	984	1,256
Total operating expenses	18,287	17,003
Loss from operations	(17,938)	(16,931)
Other income:
Other income	—	43
Interest income	274	883
Interest expense	(616)	(105)
Change in fair value of warrant liabilities	35	60
Change in fair value of D-SAFE liability	83	(89)
Total other (loss) income	(224)	792
Loss before provision for income taxes	(18,162)	(16,139)
Provision (benefit) for income taxes	—	—
Net loss	$(18,162)	$(16,139)
Other comprehensive loss, net of tax:
Foreign currency translation loss	(1)	—
Total comprehensive loss	$(18,163)	$(16,139)

Net loss per share:
Basic and diluted	$(3.92)	$(3.48)
Weighted-average shares outstanding:
Basic and diluted	4,638,264	4,637,953

See accompanying notes to consolidated financial statements.

NTH CYCLE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

(in thousands, except share and per share amounts)

	Series Seed Convertible Preferred Stock		Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional		Accumulated Other	Total
	Number		Number		Number		Number		Paid-In	Accumulated	Comprehensive	Stockholders’
	of Shares	Amount	of Shares	Amount	of Shares	Amount	of Shares	Amount	Capital	Deficit	Loss	Deficit
Balances as of December 31, 2023	3,428,649	$2,978	3,554,301	$12,285	3,496,417	$36,840	4,637,760	$—	$397	$(29,496)	$—	$(29,099)
Exercise of common stock options	—	—	—	—	—	—	500	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	206	—	—	206
Net loss	—	—	—	—	—	—	—	—	—	(16,139)	—	(16,139)
Balances as of December 31, 2024	3,428,649	$2,978	3,554,301	$12,285	3,496,417	$36,840	4,638,260	$—	$603	$(45,635)	$—	$(45,032)
Exercise of common stock options	—	—	—	—	—	—	10	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	140	—	—	140
Net loss	—	—	—	—	—	—	—	—	—	(18,162)	—	(18,162)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	(1)	(1)
Balances as of December 31, 2025	3,428,649	$2,978	3,554,301	$12,285	3,496,417	$36,840	4,638,270	$—	$743	$(63,797)	$(1)	$(63,055)

See accompanying notes to consolidated financial statements.

NTH CYCLE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2025	2024
Cash flows from operating activities
Net loss	$(18,162)	$(16,139)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	195	157
Amortization of intangible assets	22	14
Amortization of right-of-use assets	1,285	1,176
Stock-based compensation	79	94
Non-cash interest expense	352	105
Change in fair value of warrant liabilities	(35)	(60)
Change in fair value of D-SAFE liability	(83)	89
Legal settlement accrual	2,000	—
Change in operating assets and liabilities:
Grants receivable	(25)	(22)
Prepaid expenses and other current assets	34	(169)
Accounts payable	(183)	7
Accrued expenses	(143)	251
Operating lease liabilities	(1,338)	(703)
Deferred grant revenue	—	(25)
Net cash used in operating activities	$(16,002)	$(15,225)

Cash flows from investing activities
Acquisition of property and equipment	$(73)	$(420)
Acquisition of intangible assets	(2)	(50)
Net cash used in investing activities	$(75)	$(470)

Cash flows from financing activities
Proceeds from issuance of long-term debt	17,648	—
Proceeds from issuance of warrants	12	—
Repayment of long-term debt	(909)	—
Payment of debt issuance costs	(109)	—
Payments to lender for loan commitment asset	(16)	(51)
Payments to third parties for loan commitment asset	(3)	(31)
Net cash provided by (used in) financing activities	$16,623	$(82)

Effect of exchange rate changes on cash	$(1)	$—

Net increase (decrease) in cash, cash equivalents, and restricted cash	$545	$(15,777)
Cash, cash equivalents, and restricted cash at beginning of year	8,822	24,599
Cash, cash equivalents, and restricted cash at end of year	$9,367	$8,822

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$213	$—
Taxes	—	—

Supplemental non-cash investing and financing activities
Warrants issued in exchange for loan commitment asset	$—	$101
Reclassification of loan commitment asset to long-term debt	9	—

See accompanying notes to consolidated financial statements.

NTH CYCLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

1. Organization and Description of Business

Nth Cycle, Inc. was incorporated on August 7, 2020 as a Delaware corporation. Nth Cycle, Inc. is a critical materials refining company that deploys its proprietary OYSTER system on-site at its recycling, manufacturing, and mining partners to convert industrial scrap, black mass, and primary feeds into intermediate and refined products within the nickel, cobalt, copper, and rare earth value chains.

Nth Cycle, Inc. is the parent company of two wholly-owned subsidiaries: Nth Cycle Holdings I, LLC ("NCH") and Nth Cycle Netherlands BV ("NBV"). NCH was established in December 2022 and operates Nth Cycle, Inc.'s nickel and cobalt refining facility in Fairfield, Ohio. NBV was established in December 2024 in Amsterdam, Netherlands to secure grants in Europe and expand engineering and development activities. For the years ended December 31, 2025 and 2024, this subsidiary has limited operations and business activities.

Nth Cycle, Inc., together with its subsidiaries, are herein referred to as "Nth Cycle", the "Company," "we," or "our".

On July 21, 2026, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) with Kensington Capital Acquisition Corp. VI, a Cayman Islands exempted company and NYSE-listed special purpose acquisition company (“Kensington”), Homeland Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Kensington (“Merger Sub I”), Homeland Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Kensington (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), and, Kensington Capital Sponsor VI LLC, a Delaware limited liability company (the “Sponsor”). If the Business Combination (as defined below, refer to Note 18. Subsequent Events) is consummated, Merger Sub I will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of Kensington, and immediately thereafter the Company will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Kensington. Refer to Note 18. Subsequent Events for further information.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accompanying consolidated financial statements include the accounts of Nth Cycle, Inc., and its consolidated subsidiaries, NCH and NBV. All intercompany balances and transactions have been eliminated in consolidation.

Going Concern

The consolidated financial statements have been prepared in accordance with U.S. GAAP assuming that the Company will continue as a going concern over the next twelve months. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business, including having sufficient liquidity in the future to meet, among other things, the Company's obligations under its borrowing arrangements (refer to Note 8. Debt).

Since its inception, the Company has primarily operated in the pre-commercialization stage and funded historical losses through debt and equity financings. The Company is subject to a number of risks and uncertainties common to early-stage companies including the ability to obtain adequate financing, competition from larger and more established companies, the successful development and marketing of its products, protection of proprietary technology, dependence on key personnel, and the uncertainty of future profitability. The Company expects to incur additional net losses while it continues to advance its commercialization efforts and pursue revenue-generating contracts with recyclers, manufacturers, and miners.

During the years ended December 31, 2025 and 2024, the Company incurred net losses in the amounts of $18,162 and $16,139, respectively, and generated negative cash flows from operations in the amounts of $16,002 and $15,225, respectively. Additionally, as of December 31, 2025, the Company has an accumulated deficit in the amount of $63,797 and cash and cash equivalents of $8,230. Based on the Company's liquidity position as of December 31, 2025, the Company's current forecast of operating results and cash flows, and the Company's outstanding debt obligations, management determined that there is substantial doubt about the Company's ability to continue as a going concern over the twelve months following the date these consolidated financial statements are issued. As a result, the Company may require additional liquidity to continue its operations over the next twelve months.

NTH CYCLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

The ability of the Company to satisfy its obligations and recover its costs will be primarily dependent upon the future financial and operating performance of the Company. The Company has developed an operating plan designed to increase revenue, control operating costs, and establish customer and vendor relationships, and is evaluating strategies to finance its future obligations, including raising additional capital and effecting a reverse recapitalization with a special purpose acquisition company, in an effort to continue to fund operations and working capital requirements until such time that the Company can generate sufficient cash flows from operations. The Company's ability to continue as a going concern is dependent upon it executing in accordance with management's plan and its ability to access additional debt or equity financings under acceptable terms.

The consolidated financial statements do not include any adjustments to recorded amounts or the classification of assets and liabilities related to these uncertainties. If the Company cannot continue as a going concern, adjustments to the carrying values and classification of assets and liabilities, and the reported amounts of income and expenses, may be required and material.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenue and expenses during the reporting periods.

Significant estimates and assumptions made in the accompanying consolidated financial statements include, but are not limited to, the valuation and recognition of stock-based compensation awards, the valuation of warrant liabilities, and the valuation of the D-SAFE liability.

Estimates and judgments are based on historical experience, forecasted events, and various other assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates and such differences could be material to the Company's consolidated financial position and results of operations.

Segments

Operating segments are defined as components of an enterprise engaging in business activities for which discrete financial information is available and regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources and in assessing performance. The Company's CODM is the Chief Executive Officer, who reviews financial information on a consolidated basis to make operating decisions and to assess performance. Accordingly, the Company has determined that it has one reportable segment.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents, which includes money market mutual funds.

Restricted Cash

Restricted cash consists of deposits held at financial institutions that are used to collateralize irrevocable letters of credit required under the Company's lease agreements. Restricted cash that is expected to be used within one year of the balance sheet date is classified as a current asset, whereas restricted cash expected to be used more than one year from the balance sheet date is classified as a non-current asset. As of December 31, 2025 and 2024, all restricted cash is non-current.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash at the end of each respective period as shown in the Company's condensed consolidated balance sheets:

	As of December 31,
	2025	2024
Cash and cash equivalents	$8,230	$7,685
Restricted cash	1,137	1,137
Total cash, cash equivalents, and restricted cash	$9,367	$8,822

NTH CYCLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

Grants Receivable

Grants receivable represent qualifying costs incurred for which it is probable that the conditions of the grant have been met but for which the corresponding funds have not been received as of the reporting date. As of December 31, 2025, and 2024, the allowance for doubtful accounts is immaterial to the consolidated financial statements, as collections from the federal government have been and are expected to continue to be timely.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents, restricted cash, and grants receivable. The Company maintains its cash with accredited financial institutions in amounts which at times exceed federally insured limits. The Company monitors the credit standing of such financial institutions to limit credit risk. The Company has not experienced any losses on its cash and cash equivalents and believes it is not exposed to any significant losses due to credit risk on cash and cash equivalents.

The Company receives cost reimbursements under grants from the United States ("U.S.") Department of Energy. Receivables from the U.S. government are assumed to have zero credit loss.

Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•
Quoted prices for similar assets or liabilities in active markets;
•
Quoted prices for identical or similar assets or liabilities in inactive markets;
•
Inputs other than quoted prices that are observable for the asset or liability; and
•
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, as follows:

Property and Equipment	Estimated Useful Life
Computer equipment	5 years
Leasehold improvements	Lesser of the useful life or life of lease
Machinery and equipment	5 years

Definite-Lived Intangible Assets

Intangible assets consist of website development costs and are recorded at cost, less accumulated amortization. Amortization is computed using the straight-line method over an estimated useful life of five years.

NTH CYCLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

Leases

The Company determines if an arrangement is, or contains, a lease at inception. An arrangement qualifies as a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is established if the Company has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset. The Company reassesses its determination if the terms and conditions of the arrangement are changed.

Leases are classified at the commencement date, the date on which the lessor makes the underlying asset available for use, as either operating or finance leases based on their economic substance. Operating leases are presented in the consolidated balance sheets within operating lease right-of-use assets, net, operating lease liabilities, current, and operating lease liabilities, non-current.

The Company uses its estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments. The Company gives consideration to its recent debt issuances as well as publicly available data for instruments with similar characteristics when determining its incremental borrowing rates.

For short-term leases, defined as leases with a term of twelve months or less, the Company elected the practical expedient to not recognize an associated lease liability and right-of-use asset. Lease payments for short-term leases are expensed on a straight-line basis over the lease term.

The Company separates lease and non-lease components for all classes of underlying assets. Lease right-of-use assets also include any lease payments made at or before commencement date, net of lease incentives, and initial direct costs incurred. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option.

The Company leases office and research facilities in Massachusetts and Ohio.

Impairment of Long-Lived Assets

All long-lived assets are reviewed by the Company for possible impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures recoverability of assets to be held and used by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2025 and 2024, the Company determined that there have been no significant events or changes in circumstances that would cause the impairment of any of the Company's long-lived assets.

Term Debt

The Company records term debt obligations at amortized cost, net of any debt issuance costs, discounts, and premiums. Upon issuance, the Company evaluates whether identified embedded derivatives should be bifurcated and accounted for as a derivative at fair value under ASC 815, Derivatives and Hedging ("ASC 815"). Any embedded derivatives that meet the criteria for bifurcation and separate accounting are accounted for as a compound derivative recorded at fair value on the date of issuance and each balance sheet date thereafter, with changes in fair value recorded in the consolidated statements of operations and comprehensive loss.

Convertible Debt

The Company first assesses the balance sheet classification of its convertible debt instruments to determine whether the instrument should be classified as a liability under ASC 480, Distinguishing Liabilities from Equity ("ASC 480"). If convertible debt is not classified as a liability under ASC 480, the Company accounts for convertible debt in accordance with ASC 470, Debt ("ASC 470") and ASC 815. Upon issuance, the Company evaluates whether any embedded conversion features, as well as other identified embedded derivatives, should be bifurcated and accounted for as a derivative at fair value under ASC 815, and if not, whether any substantial premium must be recognized in additional paid-in capital. Any embedded derivatives that meet the criteria for bifurcation and separate accounting are accounted for as a compound derivative recorded at fair value on the date of issuance and each balance sheet date thereafter, with changes in fair value recorded in the consolidated statements of operations and comprehensive loss.

Debt Issuance Costs

The Company capitalizes costs related to the issuance of debt under the provisions of ASC 835, Interest ("ASC 835"). Debt issuance costs related to a recognized debt liability are recorded as a direct deduction against the associated debt liability, consistent with debt discounts. These costs are included in long-term debt, current portion, net and long-term debt, non-current portion, net in the Company’s

NTH CYCLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

consolidated balance sheets and are amortized over the life of the associated debt as a component of interest expense using the effective interest method. Debt issuance costs related to unfunded delayed draw facilities are presented in the consolidated balance sheets in loan commitment asset and are amortized straight-line over the respective draw periods as a component of interest expense. If a delayed draw facility is funded, the proportionate amount of unamortized debt issuance costs is reclassified as a direct deduction against the associated debt liability and subsequently amortized over the life of the related loan as a component of interest expense using the effective interest method.

Equity-linked Instruments

The Company accounts for freestanding equity-linked instruments as either equity-classified or liability-classified instruments based on an assessment of the instrument's specific terms and applicable authoritative guidance included in ASC 480 and ASC 815. This assessment considers whether the instruments meet the definition of a liability pursuant to ASC 480 and, if not, whether the instruments meet the requirements for equity classification under ASC 815. This assessment requires the use of professional judgment and is conducted at issuance and as of each subsequent quarterly period end date, as appropriate, while the instruments are outstanding.

Equity-linked instruments that meet all of the criteria for equity classification are recorded at fair value as a component of additional paid-in capital at the time of issuance and are not subsequently remeasured. Equity-linked instruments that do not meet all the criteria for equity classification are recorded at fair value on the date of issuance and on each balance sheet date thereafter as a component of warrant liabilities or D-SAFE liability, as applicable, in the Company's consolidated balance sheets. Changes in the estimated fair value of the liability-classified warrants and D-SAFE liability are non-cash gains or losses recognized in change in fair value of warrant liabilities and change in fair value of D-SAFE liability, respectively, in the consolidated statements of operations and comprehensive loss.

Redeemable Convertible Preferred Stock

The Company evaluates its redeemable convertible preferred stock under the classification guidance of ASC 480. The Company's redeemable convertible preferred stock does not require liability classification under ASC 480 and is classified in mezzanine equity as all classes may be subject to redemption upon the occurrence an event that is not solely within the control of the Company. Upon issuance, the Company evaluates whether identified embedded derivatives should be bifurcated and accounted for as a derivative at fair value under ASC 815. The redeemable convertible preferred stock is initially recognized at the proceeds received, net of issuance costs and the fair value of any bifurcated derivatives, and is only subsequently remeasured to the extent it becomes currently redeemable or probable of becoming redeemable. Any embedded derivatives that meet the criteria for bifurcation and separate accounting are accounted for as a compound derivative recorded at fair value on the date of issuance and each balance sheet date thereafter, with changes in fair value recorded in the consolidated statements of operations and comprehensive loss.

Government Grants

The Company accounts for government grants which are not considered exchange transactions in accordance with ASC 832, Government Assistance (“ASC 832”). These grants generally provide the Company with payments for certain types of expenditures in return for research and development activities. The Company recognizes the government grant receipts as grant revenue in the consolidated statements of operations and comprehensive loss, as the grants relate to the central operations of the Company. Such amounts are recognized on a systematic basis in proportion with the related qualifying costs incurred, applying judgment to determine when grant conditions are met and when grant proceeds are no longer subject to clawback or performance uncertainty. Proceeds received before recognition of the related grant revenues are recorded as deferred grant revenue in the consolidated balance sheet. Costs associated with such grants are recorded as a component of research and development expenses in the consolidated statements of operations and comprehensive loss.

General and Administrative Costs

General and administrative expenses consist of personnel-related costs associated with the Company's finance, human resources, and administrative staff, including salaries, benefits, and stock-based compensation, and allocated overhead costs including depreciation, rent, and utilities. General and administrative expenses also include external legal, accounting, and other professional services fees, insurance, and other corporate expenses.

NTH CYCLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

Research and Development Costs

Research and development expenses consist primarily of personnel-related costs for the Company's research and development team, including salaries, benefits, and stock-based compensation, direct material costs, and allocated overhead costs including depreciation, rent, and utilities. Research and development expenses also include professional service fees and software services dedicated for use by the Company's research and development organization.

Selling and Marketing Costs

Sales and marketing expenses consist primarily of personnel-related costs for the Company's sales and marketing staff, including salaries, benefits, and stock-based compensation, and also includes advertising costs, marketing-related travel expenses, and professional services and consulting fees related to the Company's marketing and business development program.

Advertising Costs

The Company expenses advertising costs as incurred. During the years ended December 31, 2025 and 2024, the Company incurred advertising expense in the amounts of $8 and $86, respectively.

Stock-Based Compensation

The Company recognizes stock-based compensation on awards granted under its 2020 Stock Incentive Plan (the "2020 Plan") and 2024 Stock Incentive Plan (the "2024 Plan" and together with the 2020 Plan, the "Plans"). The 2020 Plan permits awards in the form of incentive stock options ("ISOs"), nonstatutory stock options ("NSOs"), stock appreciation rights, restricted stock awards ("RSAs"), restricted stock units, and other stock-based awards to be issued to employees, officers, directors, consultants, and advisors. The 2024 Plan permits awards in the form of ISOs, NSOs, and RSAs to be issued to employees, officers, directors, consultants, and advisors.

Stock-based compensation expense is recorded for equity-classified awards issued to employees and nonemployees using the fair value method with a corresponding increase in additional paid-in capital in the consolidated balance sheets. The Company recognizes forfeitures as they occur.

Under the Plans, these awards generally vest over a four-year period, subject to the terms set forth in individual grant agreements and the discretion of the administrator of the Plans. Stock-based compensation awards are measured at the grant date fair value with compensation expense recognized on a straight-line basis over the requisite vesting period of the award.

Income Taxes

The Company estimates its current tax expense together with assessing temporary differences resulting from differing treatment of items not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities on the Company’s consolidated balance sheets, which are estimated based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates that will be in effect when these differences reverse. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the Company’s consolidated statements of operations and comprehensive loss become deductible expenses under applicable income tax laws or loss or credit carryforwards are utilized. Accordingly, the realization of the Company’s deferred tax assets is dependent on future taxable income against which these deductions, losses, and credits can be utilized.

The Company evaluates the realizability of its deferred tax assets on an annual basis. The Company records a valuation allowance when, based on the weight of available evidence, it expects future taxable income is not likely to support the use of a deduction or credit in that jurisdiction. If certain factors change and the Company determines that the deferred tax assets are realizable at a more-likely-than not level, it will adjust the valuation allowance in the period the determination is made. Changes in the valuation allowance, when recorded, would be included in the Company’s consolidated statements of operations and comprehensive loss. Management’s judgment is required in determining the Company’s valuation allowance recorded against its net deferred tax assets.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties related to uncertain tax positions, if any, in its provision for income taxes. No such interest or penalties were recognized during the periods presented and the Company had no accruals for interest and penalties as of December 31, 2025 and 2024. The Company is subject to the Global Intangible Low Taxed Income (“GILTI”) tax in the U.S. and has elected to treat taxes on future GILTI inclusions as current period expense if and when incurred.

NTH CYCLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

Net Loss per Share

The Company calculates basic and diluted net loss per share using the two-class method. Under the two-class method, earnings are allocated to common stock and participating securities according to their participation rights in dividends and undistributed earnings. The Company's net loss is fully attributable to its common stockholders for the periods presented.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period.

Diluted earnings per share attributable to common stockholders adjusts basic earnings (loss) per share for the potentially dilutive impact of redeemable convertible preferred stock, restricted stock, stock options, common stock warrants, preferred stock warrants, and debt conversion or other share-settlement features. As the Company has reported losses for all periods presented and all potentially dilutive securities are anti-dilutive, basic net loss per share equaled diluted net loss per share.

Foreign Currency Translation

The assets and liabilities of NBV are recognized in its functional currency, the Euro, and translated into U.S. dollars based on the current exchange rate in effect at the balance sheet dates, while income and expenses were translated at average exchange rates for the periods presented. Translation adjustments are reflected as a separate component of stockholders' deficit in the consolidated balance sheets and the consolidated statements of redeemable convertible preferred stock and stockholders' deficit.

Determination of Fair Value of Common Stock

Since there has been no public market for our common stock, the estimated fair value of our common stock has been determined by the Board of Directors as of the date of each grant, based on input from management, an assessment of additional objective and subjective factors, and our most recently available valuations of common stock.

Recently Adopted Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2020-06, Debt - Debt with Conversion and Other Options and Derivatives and Hedging - Contracts in Entity's Own Equity, which simplifies the accounting for convertible instruments. We adopted this standard effective on January 1, 2024, the beginning of the fiscal year ended December 31, 2024, and adoption did not have a material effect on our consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting ("Topic 280"): Improvements to Reportable Segment Disclosures, which requires disclosure of incremental segment information on an annual and interim basis. This standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. The Company adopted the guidance during the year ended December 31, 2024, and applied it retrospectively to the periods presented. Refer to Note 14. Segments for more information.

In December 2023, the FASB issued ASU 2023-09, Income Taxes - Improvements to Income Tax Disclosures, requiring enhancements and further transparency to certain income tax disclosures, most notably the tax rate reconciliation and income taxes paid. This ASU is effective for fiscal years beginning after December 15, 2024 on a prospective basis and retrospective application is permitted. The Company adopted the guidance during the year ended December 31, 2025 on a prospective basis. Refer to Note 13. Income Taxes for more information.

In December 2025, the FASB issued ASU 2025-10, Government Grants: Accounting for Government Grants Received by Business Entities, to provide guidance on how business entities should recognize, measure, and present government grants received. The Company early adopted ASU 2025-10 for the annual period beginning January 1, 2025 using the full retrospective approach. The adoption of ASU 2025-10 did not have a material effect on the Company's accounting for government grants.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures, which requires the disclosure of additional information about specific expense categories in the notes to the consolidated financial statements on an annual and interim basis. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027 on either a prospective or retrospective basis, with early adoption permitted. The Company is currently evaluating the impacts of the new standard on its consolidated financial statements.

NTH CYCLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

In May 2025, the FASB issued ASU 2025-03 Business Combinations (Topic 805) and Consolidation (Topic 810) - Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity which clarifies the guidance in determining the accounting acquirer in certain business combinations involving variable interest entities. The amendments are effective in annual periods beginning after December 15, 2026, and interim periods within those years, with early adoption permitted. The Company is evaluating the impacts of the new standard on its consolidated financial statements.

3. Government Grants

During the years ended December 31, 2025 and 2024, the Company recognized grant revenue related to the following grants:

	Year Ended December 31,
	2025	2024
Department of Energy Grant	$349	$47
National Science Foundation Grant	—	25
Total	$349	$72

In January 2022, the Company received a grant from the National Science Foundation for research and development activity related to the Company's development of electro-extraction technology for battery recycling and cobalt mining applications. Through this grant, the Company is eligible to receive reimbursement for up to $976 of eligible expenditures. The Company began receiving funds related to this award during the year ended December 31, 2022, and this contract award project concluded on January 31, 2024. As of December 31, 2024, the cumulative funds invoiced and collected for this grant totaled $976, which represents 100% of the total eligible reimbursements.

In December 2022, the Company received a grant from the U.S. Department of Energy for research and development activity related to the Company's development of its copper electro-extraction technology. Through this grant, the Company is eligible to receive reimbursement for up to $3,000 of eligible expenditures. The Company began receiving funds related to this award during the year ended December 31, 2024. As of December 31, 2025, the cumulative funds invoiced and collected for this grant totaled $324, which represents 11% of the total eligible reimbursements.

The Company had $72 and $47 of grants receivable as of December 31, 2025, and 2024, respectively. There was no deferred grant revenue as of December 31, 2025, and 2024.

There was no revenue recognized during the year ended December 31, 2025 from amounts included in deferred grant revenue at the beginning of the period. Grant revenue recognized during the year ended December 31, 2024 from deferred grant revenue at the beginning of the period was $25.

4. Fair Value Measurements

The following table presents assets and liabilities measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation as follows:

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market mutual funds	$7,856	$—	$—	$7,856
Total Assets	$7,856	$—	$—	$7,856
Liabilities:
Warrant liabilities	$—	$—	$168	$168
D-SAFE liability	—	—	323	323
Total Liabilities	$—	$—	$491	$491

NTH CYCLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market mutual funds	$7,230	$—	$—	$7,230
Total Assets	$7,230	$—	$—	$7,230
Liabilities:
Warrant liabilities	$—	$—	$252	$252
D-SAFE liability	—	—	406	406
Total Liabilities	$—	$—	$658	$658

Fair value measurements for cash equivalents are based on quoted market prices in active markets. There have been no changes in the fair value methodologies used for the years ended December 31, 2025 and 2024.

Fair value measurements for warrant liabilities and the D-SAFE liability were estimated using an option-based method within a Monte Carlo simulation. The Monte Carlo simulation simulates the Company's equity value from each respective valuation date to expected financing or dissolution dates, incorporating breakpoints at which each class of the Company's liabilities or equity begins or ceases to participate in incremental increases in asset value. Simulated future values are then discounted back to the respective valuation dates at the risk-free rate and allocated to each of the Company's securities. The following relevant assumptions were used in determining the fair value of warrant liabilities and the D-SAFE liability as of December 31, 2025 and 2024.

	As of December 31,
	2025	2024
Underlying asset value	$50,500	$51,700
Term - Dissolution or equity financing (in years)	0.75	1.00
Term - Liquidity or change in control event (in years)	3.00	4.00
Risk-free rate	3.6%	4.4%
Volatility	85.1%	78.2%

The Company's fair value measurement activity, using unobservable inputs and associated unrealized losses (gains) with respect to warrant liabilities outstanding during the years ended December 31, 2025 and 2024 was as follows:

Amount
Fair value as of December 31, 2023	$323
Issuance of warrants	101
Change in fair value of warrants	(172)
Fair value as of December 31, 2024	$252
Issuance of warrants	12
Change in fair value of warrants	(96)
Fair value as of December 31, 2025	$168

The Company's fair value measurement activity, using unobservable inputs and associated unrealized losses (gains) with respect to the D-SAFE outstanding during the years ended December 31, 2025 and 2024 was as follows:

Amount
Fair value as of December 31, 2023	$317
Change in fair value of D-SAFE	89
Fair value as of December 31, 2024	$406
Change in fair value of D-SAFE	(83)
Fair value as of December 31, 2025	$323

NTH CYCLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

5. Property and Equipment

Property and equipment, net consisted of the following:

	As of December 31,
	2025	2024
Machinery and equipment	$729	$656
Leasehold improvements	313	313
Computer equipment	82	82
Total property and equipment	1,124	1,051
Less: Accumulated depreciation	473	278
Total property and equipment, net	$651	$773

Depreciation expense for the years ended December 31, 2025 and 2024 amount to $195 and $157, respectively.

6. Intangible Assets

Intangible assets, net consisted of the following:

	As of December 31,
	2025	2024
Website development costs	$108	$107
Less: Accumulated amortization	42	21
Total intangible assets, net	$66	$86

Amortization expense for the years ended December 31, 2025 and 2024 amounted to $22 and $14, respectively.

Future amortization expense related to intangible assets as of December 31, 2025 is as follows:

Years ending December 31:	Amount
2026	$22
2027	22
2028	16
2029	6
Total	$66

7. Leases

The Company leases office space and research facilities in Beverly, MA, Burlington, MA and Fairfield, OH under operating lease arrangements, which expire on various dates through April 2032. The leasing arrangements require escalating monthly rental payments plus related operating costs. The Beverly and Fairfield leases do not contain renewal options, while the Burlington lease contains an option for one five year extension. The Company is not reasonably certain it will enact the renewal provision provided in the Burlington agreement and therefore did not include the renewal term in its calculations.

The Burlington lease contains a tenant improvement allowance and is secured by a letter of credit with a balance of $1,137, which is recorded in restricted cash in the Company's consolidated balance sheets as of December 31, 2025 and 2024.

NTH CYCLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

Operating lease right-of-use assets and lease liabilities as of December 31, 2025 and 2024 are as follows:

	As of December 31,
	2025	2024
Right-of-use assets:
Operating leases	$9,584	$10,868

Lease liabilities:
Current	1,406	1,338
Long-term	9,941	11,346
Total lease liabilities	$11,347	$12,684

The components and classification of lease expense for the years ended December 31, 2025 and 2024 are as follows:

Component	Year Ended December 31,
	2025	2024
Operating lease expense	$2,471	$2,471
Short-term lease expense	688	670
Total lease expense	$3,159	$3,141

The weighted average remaining lease term and discount rate for operating leases as of December 31, 2025 and 2024 were as follows:

	As of December 31,
	2025	2024
Weighted average remaining lease term (in years)	6.2	7.0
Weighted average discount rate	9.99%	9.98%

Future minimum operating lease payments as of December 31, 2025 is as follows:

Years ending December 31:	Amount
2026	$2,453
2027	2,385
2028	2,291
2029	2,360
2030	2,431
Thereafter	3,343
Total future minimum lease payments	15,263
Less present value discount	3,916
Present value of lease liabilities	11,347
Less current portion	1,406
Long-term portion	$9,941

NTH CYCLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

8. Debt

The Company did not have any amounts outstanding under its debt arrangements as of December 31, 2024. The following table summarizes the Company's outstanding debt as of December 31, 2025:

As of December 31, 2025
2024 LSA	$9,091
2025 Notes	7,660
Total long-term debt	16,751
Less: current maturities of long-term debt(1)	1,515
Less: unamortized deferred financing costs	43
Plus: debt premiums	176
Total long-term debt, net	$15,369

Maturities of debt outstanding, in principal amounts, as of December 31, 2025 are as follows:

Year Ended December 31,	Amount
2026(1)	$1,515
2027	4,902
2028	10,334
2029	—
2030	—
Thereafter	—
Total	$16,751

(1) Current maturities of long-term debt as of December 31, 2025 and maturities of debt outstanding for the year ended December 31, 2026 are each solely comprised of amortizing principal repayments made under the original terms of the 2024 LSA prior to 2024 LSA Amendment No. 2.

2024 LSA

In May 2024, the Company entered into a loan and security agreement (the "2024 LSA") with the lender thereto, which provided for delayed draw term loan commitments in an aggregate principal amount of $10,000 (the "2024 LSA Commitments"). The 2024 LSA Commitments included (a) a delayed draw term loan facility in an aggregate principal amount of $8,000 which was available as of the execution of the 2024 LSA and (b) a delayed draw term loan facility in an aggregate principal amount of $2,000 that became available in August 2024 upon the Company's achievement of certain operational milestones.

In connection with the execution of the 2024 LSA, the Company issued the counterparty a warrant to purchase the Company's common stock (the "2024 LSA Warrant", refer to Note 9. Equity-Linked Instruments). The 2024 LSA Warrant represents the right of the counterparty to purchase (i) an initial 18,066 shares of common stock and (ii) upon any issuance of a delayed draw term loan under the 2024 LSA, an additional 18,066 shares of common stock. Upon the first issuance of a 2024 LSA Loan (as defined below) in June 2025, the 2024 LSA Warrant became exercisable for a total of 36,132 shares of common stock.

In connection with the execution of the 2024 LSA, the Company incurred $51 in fees payable to or on behalf of the lender (excluding the 2024 LSA Warrant), $31 in third-party costs, and the 2024 LSA Warrant had an initial fair value of $101. The initial loan commitment asset of $184 was recorded as a component of loan commitment asset in the Company's consolidated balance sheets and, prior to the 2024 LSA Amendment No. 1 (as defined below), was being amortized on a straight-line basis from the initial execution date of the 2024 LSA to the original expiration date of the 2024 LSA Commitments of June 30, 2025.

On June 24, 2025 and prior to the issuance of any delayed draw term loans under the 2024 LSA, the Company and the lender thereto entered into an amendment to the 2024 LSA (the "2024 LSA Amendment No. 1" and the 2024 LSA, as amended, the "Amended 2024 LSA"). Pursuant to the 2024 LSA Amendment No. 1, the draw period for both tranches of 2024 LSA Commitments was extended from June 30, 2025 to September 30, 2025. The Company capitalized $16 and $3 of lender fees and third-party costs, respectively, incurred in connection with 2024 LSA Amendment No. 1 as a component of loan commitment asset in the Company's consolidated balance sheets. Following the 2024 LSA Amendment No. 1, the unamortized balance of the loan commitment asset was scheduled to be amortized over the extended commitment period.

NTH CYCLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

On June 26, 2025 and September 30, 2025, the Company issued term loans under the Amended 2024 LSA in aggregate principal amounts of $4,000 and $6,000, respectively (the "2024 LSA Loans"). In connection with the June 2025 drawdown, the Company proportionately reclassified $9 of the loan commitment asset to long-term debt, non-current portion, net, in the Company's consolidated balance sheets. The remaining loan commitment asset was fully amortized by September 30, 2025, and accordingly, no previously capitalized financing costs were reclassified into long-term debt, non-current portion, net in connection with the second drawdown.

The 2024 LSA Loans accrue interest at a floating rate per annum equal to the greater of (a) the Prime Rate plus 0.25% and (b) 8.0%. Interest accrued on the 2024 LSA Loans is required to be paid on the first day of each calendar month. Beginning on October 1, 2025 and continuing for 33 consecutive calendar months until the final maturity date of June 1, 2028, the aggregate principal amount of 2024 LSA Loans will be amortized and paid down in equal monthly installments, together with cash interest thereon. On the maturity date, all unpaid principal of 2024 LSA Loans and any accrued unpaid interest thereon shall be due and payable. The Company accounts for the 2024 LSA Loans using the effective interest method and the weighted average effective interest rate is 8.0%. As of December 31, 2025, unamortized deferred financing costs related to the 2024 LSA Loans totaled $7.

On May 12, 2026, the Company and the lender under the Amended 2024 LSA entered into a second amendment to the 2024 LSA (the "2024 LSA Amendment No. 2", refer to Note 18. Subsequent Events). Pursuant to the 2024 LSA Amendment No. 2 and following the Company's payment of required amortizing principal repayments of 2024 LSA Loans prior to the amendment date, the remaining amortizing repayments of 2024 LSA Loans principal were deferred and the then-outstanding aggregate principal amount of 2024 LSA Loans will be repaid in 17 equal monthly installments from February 1, 2027 to the scheduled maturity date of June 1, 2028. Accordingly, in the Company's consolidated balance sheet as of December 31, 2025 and with respect solely to the 2024 LSA Loans, long-term debt, current portion, net is comprised of the amount of amortizing principal repayments made during the year ended December 31, 2026 prior to the 2024 LSA Amendment No. 2 and long-term debt, non-current portion, net is comprised of the remaining outstanding principal balance, net of deferred financing costs.

The Company has optional redemption rights of the 2024 LSA Loans. Additionally, the repayment of principal and accrued interest of the 2024 LSA Loans may be accelerated upon the occurrence of certain events, including events of default.

Borrowings under the Amended 2024 LSA are collateralized by substantially all of the Company's assets and are subject to certain customary covenants, with which the Company was in compliance as of December 31, 2025.

As of December 31, 2025, the carrying amount of the 2024 LSA Loans approximated fair value.

2025 NPA

In June 2025, the Company and various investors entered into a note and warrant purchase agreement (the "2025 NPA") which provided that the Company would sell, and the purchasers would purchase, up to $25,000 in aggregate principal amount of subordinated convertible promissory notes (the "2025 Notes") in one or more closings over a 60-day offering term. Pursuant to the 2025 NPA, certain purchasers were also entitled to receive warrants to purchase capital stock of the Company (the "2025 NPA Warrants", refer to Note 9. Equity-Linked Instruments) with a warrant coverage of 15% of such eligible principal amount of 2025 Notes.

The 2025 NPA was subsequently amended on July 9, 2025 and August 31, 2025 (i) to extend the date through which 2025 NPA Warrants would be delivered in connection with purchases of 2025 Notes and (ii) to extend the latest date at which purchasers could purchase 2025 Notes under the 2025 NPA (the 2025 NPA as amended, the "Amended 2025 NPA"). No terms of any issued and outstanding 2025 Notes or 2025 NPA Warrants were modified in connection with the execution of the Amended 2025 NPA.

Between June and October 2025, the Company sold 2025 Notes in an aggregate principal amount of $7,660. The 2025 NPA Warrants become exercisable upon the occurrence of a Qualified Financing for an amount of shares of Qualified Financing Securities (both as defined in the Amended 2025 NPA) equal to (i) 15% of the eligible principal amount of 2025 Notes purchased divided by (ii) the per share price implied by a fully-diluted, pre-money valuation of $235,000.

The 2025 Notes accrue interest at a stated rate of 8% per annum, and all interest is deferred until it becomes payable, together with the aggregate principal amount outstanding, on the stated maturity date of July 18, 2028. The 2025 Notes are expressly subordinated in right of payment to the prior payment in full of any obligations under the Amended 2024 LSA, including the 2024 LSA Loans.

NTH CYCLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

Upon the closing of a Qualified Financing, all principal and interest on each outstanding 2025 Note shall automatically convert into a number of Qualified Financing Securities or Shadow Financing Securities, as applicable (as defined in the Amended 2025 NPA), equal to the quotient of (i) such outstanding balance of principal plus interest divided by (ii) the lesser of (A) the price per share such Qualified Financing Securities are sold at in the Qualified Financing, at a 20% discount or (B) the per share price implied by a fully-diluted, pre-money valuation of $235,000.

Additionally, upon the closing of a Company Sale (as defined in the Amended 2025 NPA), the 2025 Notes shall be automatically settled in an amount equal to the greater of (i) 1.5 times the outstanding principal amount of such Notes plus accrued unpaid interest or (ii) the amount of consideration the holder of a 2025 Note would have received if all outstanding principal and accrued unpaid interest of such 2025 Note was converted into shares of common stock immediately prior to the Company Sale at a conversion price equal to the per share price implied by a fully-diluted, pre-money valuation of $235,000.

The Company does not retain noncontingent redemption rights of the 2025 Notes. In addition to the settlement features discussed above, the repayment of principal and accrued interest of the 2025 Notes may be accelerated upon the occurrence of certain events, including events of default.

In connection with the execution of the 2025 NPA and the issuance of 2025 Notes, the Company incurred $108 in debt issuance costs. Deferred financing costs related to the 2025 Notes will be amortized to interest expense, together with the accretion of the final payment premium generated by the deferral of all stated cash interest, over the life of the 2025 Notes using the effective interest method. The weighted average effective interest rate of the 2025 Notes is 7.7%. As of December 31, 2025, the accreted final payment premium, net of unamortized deferred financing costs, related to the 2025 Notes totaled $140.

As of December 31, 2025, the fair value of the 2025 Notes, estimated using Level 3 inputs in a Monte Carlo simulation, was $5,732.

9. Equity-Linked Instruments

The Company issued a warrant in September 2021 (the "2021 Warrant") to a service provider that is exercisable for shares of Series A redeemable convertible preferred stock. The 2021 Warrant was determined to meet the criteria for liability classification pursuant to ASC 718, Compensation - Stock Compensation, as the underlying warrant shares are redeemable outside the control of the Company and are accordingly classified as mezzanine equity (refer to Note 10. Redeemable Convertible Preferred Stock and Stockholders' Deficit). The 2021 Warrant is therefore required to be initially and subsequently measured at fair value with changes in fair value presented in general and administrative expenses in the consolidated statements of operations and comprehensive loss.

In July 2022, the Company issued warrants exercisable for common stock (the "2022 LSA Warrant") in connection with its entrance into a loan and security agreement, under which the Company never issued any debt. The 2022 LSA Warrant was determined to meet the criteria for liability classification pursuant to ASC 815 because certain settlement adjustments prevent it from meeting the fixed-for-fixed equity classification criteria. The 2022 LSA Warrant is therefore required to be initially and subsequently measured at fair value with changes in fair value presented in change in fair value of warrant liabilities in the consolidated statements of operations and comprehensive loss.

In July 2023, the Company issued a Development Simple Agreement for Future Equity (the "D-SAFE") in exchange for gross cash proceeds of $500. The D-SAFE was determined to meet the criteria for liability classification pursuant to ASC 815 because certain settlement adjustments prevent it from meeting the fixed-for-fixed equity classification criteria. The D-SAFE is therefore required to be initially and subsequently measured at fair value with changes in fair value presented in change in fair value of D-SAFE liability in the consolidated statements of operations and comprehensive loss.

The 2024 LSA Warrant and 2025 NPA Warrants were determined to meet the criteria for liability classification pursuant to ASC 815 because certain settlement adjustments prevent them from meeting the fixed-for-fixed equity classification criteria. The 2024 LSA Warrant and 2025 NPA Warrants are therefore required to be initially and subsequently measured at fair value with changes in fair value presented in change in fair value of warrant liabilities in the consolidated statements of operations and comprehensive loss.

During the years ended December 31, 2025 and 2024, the Company recorded a gain on the change in fair value of warrant liabilities of $35 and $60, respectively. During the years ended December 31, 2025 and 2024, the Company recorded a gain of $83 and a loss of $89 on the change in fair value of the D-SAFE liability, respectively. Refer to Note 4. Fair Value Measurements for further information.

NTH CYCLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

As of December 31, 2025, the outstanding equity-linked instruments to acquire capital stock of the Company were as follows:

	Number of Underlying Shares	Class of Underlying Shares	Exercise Price Per Share	Expiration Date
2021 Warrant	115,174	Series A Preferred Stock	$3.49	September 24, 2031
2022 LSA Warrant	13,328	Common stock	$0.74	July 27, 2034
D-SAFE(1)	—	Series Next Preferred Stock or Common Stock or Cash-Settled	—	—
2024 LSA Warrant	36,132	Common stock	$3.43	May 1, 2034
2025 NPA Warrants(2)	—	Qualified Financing Securities or Shadow Financing Securities(3)	—	—

(1)
Upon the occurrence of the Company's next financing of redeemable convertible preferred stock, the counterparty shall have the option (subject to the Company's call option) to convert the D-SAFE into a number of shares of such class of redeemable convertible preferred stock equal to the quotient of (i) $500 divided by (ii) 80% of the per share sale price of such redeemable convertible preferred stock. Upon the occurrence of a Change of Control, Direct Listing, SPAC Transaction, or Initial Public Offering (each as defined in the D-SAFE), the counterparty shall have the right to receive (at its option but subject to the Company's call option) either (i) $540 in cash or (ii) the amount of consideration payable in connection with such event based on a number of shares of common stock equal to (x) $500 divided by (y) 80% of the per common share price implied by such event. Upon the occurrence of a Dissolution Event (as defined in the D-SAFE), the counterparty shall receive $500. The D-SAFE shall be callable by the Company, at its option and at any time, for a cash payment of $540. The D-SAFE has a perpetual term and will terminate upon any settlement thereof as described above.
(2)
The number of underlying warrant shares, the exercise price per share, and the expiration date cannot be currently determined because the warrants are not currently exercisable and remain contingent upon the pricing of a future Qualified Financing.
(3)
"Qualified Financing Securities" means equity securities issued in the Company's next equity financing resulting in gross proceeds of at least $30,000. In the event that Qualified Financing Securities are preferred stock of the Company with a corresponding liquidation preference, the Company may elect to issue "Shadow Financing Securities" which are shares of preferred stock with substantially the same rights, preferences, and privileges of the Qualified Financing Securities, except that the per share liquidation preference shall equal the lesser of (i) the price per share such Qualified Financing Securities are sold at in the Qualified Financing, at a 20% discount or (ii) the per share price implied by a fully-diluted, pre-money valuation of $235,000.

10. Redeemable Convertible Preferred Stock and Stockholders' Deficit

Common Stock

As of December 31, 2025, the Company has 19,000,000 shares of $0.0001 par value common stock authorized. The voting, dividend and liquidation rights of the common stockholders are subject to, and qualified by, the rights, powers and preferences of the preferred stockholders. The holders of the common stock are entitled to one vote for each share of common stock held.

As of December 31, 2025, 14,361,730 shares of common stock are reserved for the conversion of preferred stock and exercise of stock options and warrants.

Redeemable Convertible Preferred Stock

As of December 31, 2025 and 2024, the Company has authorized the following shares of $0.0001 par value redeemable convertible preferred stock:

Shares
Series Seed redeemable convertible preferred stock	3,428,649
Series A redeemable convertible preferred stock	3,669,475
Series B redeemable convertible preferred stock	4,246,802
Total redeemable convertible preferred stock	11,344,926

NTH CYCLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

The redeemable convertible preferred stock has the following rights and preferences:

Voting Rights

On all matters subject to the authorization of the holders of common stock, the holders of Preferred Stock are entitled to vote together with holders of common stock on an as-converted basis.

Dividends

The holders of redeemable convertible preferred stock shall be entitled to receive participating dividends, if and when declared on the Company's common stock, on an as-converted basis. No dividends have historically been declared on any class of capital stock of the Company.

Liquidation

In the event of liquidation, dissolution or winding up of the Company or upon the occurrence of a Deemed Liquidation Event (as defined in the Company's Amended and Restated Certificate of Incorporation), the holders of redeemable convertible preferred stock shall be entitled to receive, in preference to all common stockholders, an amount equal to the greater of (i) the applicable original issue price plus any declared but unpaid dividends thereon and (ii) the amount that would have been payable to the holder had all shares of redeemable convertible preferred stock been converted into common stock prior to such event. Under alternative (ii), all shares in each series of redeemable convertible preferred stock will be considered converted if the potential amount the holder is entitled to receive is greater than the amount that a holder would receive if each series converted independently. After payment has been made to the holders of the redeemable convertible preferred stock, the remaining assets available for distribution shall be distributed solely among the common stockholders on a pro rata basis based upon the number of shares held by each common stockholder.

Conversion

Each class of redeemable convertible preferred stock is optionally convertible upon the written request of the holders of a majority of the outstanding shares of each respective class of redeemable convertible preferred stock. All shares of redeemable convertible preferred stock are mandatorily convertible upon the occurrence of certain events (including qualifying public offerings and upon the request of the Requisite Holders, as defined in the Company’s Amended and Restated Certificate of Incorporation). Upon conversion, each share of redeemable convertible preferred stock is convertible into a fixed number of common stock at a conversion rate equal to (i) the applicable original issue price divided by (ii) the conversion price then in effect. The conversion price is subject to customary antidilution and down-round adjustments.

Redemption

The redeemable convertible preferred stock are not redeemable except upon the occurrence of the liquidation, dissolution or winding up of the Company or upon the occurrence of a Deemed Liquidation Event.

11. Net Loss Per Share

All classes of the Company's redeemable convertible preferred stock are considered participating securities because they entitle holders to participate in dividends to common stockholders on an as-converted basis. Under the two-class method, earnings of the Company are allocated between common stockholders and these participating securities based on the weighted-average number of shares of common stock and participating securities outstanding during the relevant period. The participating securities do not have a contractual obligation to share in the losses of the Company. Therefore, net loss is fully attributable to the Company's common stockholders for the years ended December 31, 2025 and 2024.

Basic net loss per share is computed by dividing net loss attributable to the Company's common stockholders by the weighted-average number of shares outstanding during the period.

Diluted net loss per share is computed by dividing net loss attributable to the Company's common stockholders by the weighted-average number of shares after adjusting for potential dilution related to the conversion of all dilutive securities into common stock.

NTH CYCLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

The numerators and denominators of the basic and diluted net loss computations for the Company's common stock were calculated as follows:

	Year Ended December 31,
	2025	2024
Numerator:
Net loss	$(18,162)	$(16,139)

Denominator:
Weighted average shares outstanding, basic and diluted	4,638,264	4,637,953

Net loss per share, basic and diluted	$(3.92)	$(3.48)

The following outstanding potentially dilutive common stock equivalents have been excluded from the computation of diluted net loss per share for the periods presented due to their anti-dilutive effect:

	Year Ended December 31,
	2025	2024
Series Seed redeemable convertible preferred stock	3,428,649	3,428,649
Series A redeemable convertible preferred stock	3,554,301	3,554,301
Series B redeemable convertible preferred stock	3,496,417	3,496,417
Stock options	1,503,163	1,373,756
2021 Warrant	115,174	115,174
2022 LSA Warrant	13,328	13,328
2024 LSA Warrant	36,132	18,066
Total potentially dilutive securities	12,147,164	11,999,691

12. Stock-Based Compensation

On August 14, 2020, the Board of Directors adopted the 2020 Plan and on November 7, 2024, the Board of Directors adopted the 2024 Plan.

Under the terms of the Plans, ISOs may be granted to employees of the Company and NSOs or RSAs may be granted to directors, consultants, employees and officers of the Company. The exercise price of ISOs cannot be less than the fair value of the Company’s common stock on the date of grant, or less than 110% of the fair value in the case of employees holding 10% or more of the voting stock of the Company. The options vest over a period determined by the Board of Directors, generally four years, and expire not more than ten years from the date of grant.

The Company ceased issuing shares under the 2020 Plan upon adoption of the 2024 Plan. As of December 31, 2025, 1,219,169 options are issued and outstanding under the 2020 Plan.

As of December 31, 2025, the Company had 1,512,873 shares of common stock reserved for the issuance of options and restricted stock under the 2024 Plan, of which 1,225,182 shares are available for future grants.

NTH CYCLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

Stock option activity under the Plan during the years ended December 31, 2025 and 2024 is as follows:

	Number of Options	Weighted Average Exercise Price (Per Share)	Weighted- Average Remaining Life (Years)
Outstanding at December 31, 2024	1,373,756	$0.97	7.69
Granted	283,994	3.25
Exercised	(10)	0.74
Expired	(15,542)	1.97
Forfeited	(139,035)	1.21
Outstanding at December 31, 2025	1,503,163	$1.37	5.12
Exercisable at December 31, 2025	1,231,751	$1.04	4.24

The weighted-average grant-date fair value of options granted during the years ended December 31, 2025 and 2024 amounted to $0.47 and $0.77, respectively.

During the years ended December 31, 2025 and 2024, option holders of the Company exercised 10 and 500 common stock options, respectively, in exchange for de minimis cash proceeds.

The total intrinsic value of options exercised during the years ended December 31, 2025 and 2024 were de minimis.

During the years ended December 31, 2025 and 2024, stock-based compensation expense amounted to approximately $79 and $94, which is included in the consolidated statements of operations and comprehensive loss, and is based on awards ultimately expected to vest.

As of December 31, 2025, there are approximately $204 of unrecognized compensation expense related to unvested stock-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted average period of 2.30 years. The total fair value of shares vested during the year ended December 31, 2025 amounted to approximately $134.

The Company uses the Black Scholes option-pricing model to value option grants on the date of grant and to determine the related compensation expense. The assumptions used in calculating the fair value of stock-based payment awards represent management's best estimations. The Company bases its expected volatility on the volatilities of certain publicly-traded peer companies. Management believes that the historical volatility of the Company's stock price does not best represent the expected volatility of the stock price. The Company is a privately-held company and therefore lacks company-specific historical and implied volatility information. The Company intends to continue to consistently use the same group of publicly traded peer companies to determine volatility in the future until such time that sufficient information regarding the volatility of the Company's share price becomes available or that the selected companies are no longer suitable for this purpose. The risk-free interest rate used for each grant is equal to the U.S. Treasury yield curve in effect at the time of grant for instruments with a similar expected life.

The expected term of options granted is determined based on the average of the vesting term and the contractual lives of all options awarded. The expected dividend yield assumption is based on the Company's history and expectation of dividend payouts.

In determining the exercise prices for options granted, the Company has considered the fair value of the common stock as of the measurement date. The fair value of the common stock has been determined by management with consideration to a third-party valuation, which contemplates a broad range of factors, including the illiquid nature of the investment in the Company's common stock, the Company's historical financial performance and financial position, the Company's future prospects and opportunity for liquidity events, and recent sale and offer prices of common and preferred stock, if any, in private transactions negotiated at arm's length.

NTH CYCLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

The following table provides the assumptions used in determining the fair value of the stock-based awards for the years ended December 31, 2025 and 2024:

Year Ended December 31,
	2025	2024
Risk-free interest rate	3.70% - 4.10%	3.55% - 4.45%
Expected dividend yield	—%	—%
Expected volatility	71.04% - 74.43%	64.60% - 71.73%
Expected life in years	5.00 - 6.07	5.89 - 6.07
Fair value of common stock	$0.24 - 0.60	$0.59 - 0.92

Expense related to share-based payments is recognized over the vesting period of the options. The Company has elected to recognize forfeitures as they occur.

Total stock-based compensation expense as presented within the consolidated statements of operations and comprehensive loss was as follows:

	Year Ended December 31,
	2025	2024
General and Administrative	$17	$21
Research and Development	47	58
Selling and Marketing	15	15

During the years ended December 31, 2025 and 2024, stock-based compensation expense included in general and administrative expenses in the consolidated statements of operations and comprehensive loss is inclusive of reductions of $61 and $112 of expense, respectively, for fair value remeasurement activity related to the 2021 Warrant.

13. Income Taxes

Loss before provision for income taxes consisted of the following:

	Year Ended December 31,
	2025	2024
United States	$(18,146)	$(16,139)
Foreign	(16)	—
Loss before provision for income taxes	$(18,162)	$(16,139)

During the year ended December 31, 2025 and 2024, the Company recorded no current or deferred income tax benefits due to its full valuation allowance. The Company had minimum and no foreign operations during tax years 2025 and 2024.

A reconciliation of the federal statutory income tax rate to the Company's effective tax rate for the year ended December 31, 2025, after the adoption of ASU 2023-09 on a prospective basis, is as follows:

	Year Ended December 31, 2025
	Amount	Percent
U.S. federal statutory income tax (benefit) at 21%	$(3,798)	21.00%
Domestic federal:
Tax credits
Federal credits	(67)	0.37%
Nontaxable or nondeductible items
Non-deductible interest	64	(0.35)%
Other	(10)	0.05%
Changes in valuation allowance	3,814	(21.09)%
Other reconciling items	(3)	0.02%
Income tax provision	$—	—%

NTH CYCLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

Massachusetts and Ohio make up the majority (greater than 50 percent) of the state taxes, net of federal benefit category.

The provision for income taxes differs from the expense that would result from applying statutory rates to income before income taxes. The differences primarily result from changes in valuation allowance. A reconciliation of the federal statutory income tax rate to the Company's effective tax rate for the year ended December 31, 2024, prior to the adoption of ASU 2023-09, is as follows:

Year Ended December 31, 2024
U.S. federal statutory income tax rate	21.00%
Effect of:
State and local income taxes	4.19%
Permanent differences	(0.27)%
Valuation allowance	(25.34)%
Federal credits	0.42%
Effective tax rate	—%

For the year ended December 31, 2025, the Company did not pay any tax, net of refunds, in U.S. state and local taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Significant components of the Company’s deferred tax liabilities and assets were as follows:

	As of December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryforwards	$10,364	$5,495
Credit carryforwards	309	215
Accruals	548	19
Stock-based compensation	42	32
Capitalized expenses	—	490
Depreciation	4,672	4,650
Operating lease liabilities	3,076	3,445
Total deferred tax assets	19,011	14,346

Deferred tax liabilities:
Right-of-use assets	(2,596)	(2,949)
Intangibles	(7)	(2)
Total deferred tax liabilities	(2,603)	(2,951)
Net deferred tax assets, before valuation allowance	16,408	11,395
Less: deferred tax asset valuation allowance	(16,408)	(11,395)
Net deferred taxes	$—	$—

As of December 31, 2025, the Company has federal and state net operating loss carryforwards totaling approximately $39,803 and $34,827, respectively, which are available to reduce the Company's future taxes. Beginning in 2018, federal net operating loss carryforwards do not expire but are subject to 80% taxable income limitation. The state net operating loss carryforwards expire beginning in 2040. The Company also has federal and state research and development credit carryforwards of $264 and $57, respectively, which expire beginning in 2042 through 2044 and beginning in 2039, respectively.

As of December 31, 2024, the Company had federal and state net operating loss carryforwards totaling approximately $22,170 and $13,285, which are available to reduce the Company's future taxes. The state net operating loss carryforwards expire beginning in 2040. The Company also has federal and state research and development credit carryforwards of $197 and $24, respectively, which expire beginning in 2042 through 2043 and beginning in 2039, respectively.

As of December 31, 2025 and 2024, the Company has established a full valuation allowance in the respective amounts of $16,408 and $11,395, respectively, against its deferred tax assets because the Company has historically incurred net losses since inception and expects to incur additional net losses in the near future and, therefore, the future realization of such benefits is uncertain. The increase in the

NTH CYCLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

valuation allowance is primarily due to an increase in net operating loss carryforwards. Section 382 of the Internal Revenue Code contains provisions that may limit the net operating loss carryforwards available to be used in any given year in the event of any significant changes in ownership of the Company. On April 20, 2021 and August 13, 2024 the Company experienced an ownership change. As a result, the Company identified $17,327 of net operating loss carryforwards as of December 31, 2025 that would be subject to limitation, but would not expire. The Company may issue additional equity to fund operations, and future shifts in stock ownership could trigger further Section 382 limitations.

The Company has not recognized any liabilities for uncertain tax positions or unrecognized benefits as of December 31, 2025 and 2024. The Company does not expect any material change in uncertain tax benefits within the next 12 months.

On July 4, 2025, bill H.R. 1, commonly referred to as the "One Big Beautiful Bill Act" or "OBBBA," was signed into law, with certain provisions effective in 2025 and others in 2026. The OBBBA significantly revises U.S. corporate income tax laws by, among other things, restoring the option for immediate expense recognition for U.S.-based research and development expenditures and making permanent the ability to claim first-year bonus depreciation on qualified property. The Company was not materially impacted by OBBBA tax law changes of taxation of foreign operations. Pursuant to ASC 740, changes in tax rates and tax law are required to be recognized in the period in which the legislation is enacted. The Company evaluated the impact of this Act on its annual consolidated financial statements and related disclosures and concluded that the Act does not have a material impact on its consolidated financial statements as of and for the year ended December 31, 2025, as any impact was offset by a valuation allowance.

14. Segments

The Company develops critical materials refining technology in the battery materials, rare earth element, and copper sectors as an independent refiner and technology provider. The Company recognizes grant revenue for the portion of its research and development activities, which are reimbursable expenses based upon the legal and contractual requirements of the funding source.

The Company's CODM is the Chief Executive Officer. The CODM has determined that the Company operates in a single operating and reportable segment. The accounting policies of this segment are the same as those described in Note 2. Summary of Significant Accounting Policies. The CODM’s assessment of performance and allocation of resources for the operating segment is based on consolidated net loss which is presented in the consolidated statements of operations and comprehensive loss. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets.

NTH CYCLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

The following table presents the significant segment expenses, which were regularly provided to the CODM:

	Year Ended December 31,
	2025	2024
Grant revenue	$349	$72
Significant segment expenses:
Research and development:
Direct expenses:
Consumables and material costs	1,597	3,129
Other direct expenses	108	45
Indirect expenses:
Employee compensation and benefits	4,368	3,576
Consulting and professional services	720	785
Facilities and fixed assets	898	243
Other indirect expenses	235	287
General and administrative:
Employee compensation and benefits	2,274	2,262
Legal expenses	2,543	310
Facilities and fixed assets	3,392	3,923
Other expenses	1,168	1,187
Selling and marketing	984	1,256
Other segment items(1)	(118)	(14)
Interest income	(274)	(883)
Interest expense	616	105
Provision (benefit) for income taxes	—	—
Net loss	$(18,162)	$(16,139)

(1) Other segment items included in segment net income include other income, change in fair value of warrant liabilities, and change in fair value of D-SAFE liability.

15. Defined Contribution Plan

The Company sponsors a defined contribution plan covering substantially all of its employees who meet certain eligibility requirements. The Company, at the discretion of the Board of Directors, may make contributions to the plan. During the years ended December 31, 2025 and 2024, the Company made no such contributions to the plan.

16. Commitments, Contingencies, and Indemnification

Liabilities for loss contingencies arising from claims, disputes, legal proceedings, fines and penalties, and other sources are recorded when it is probable that a liability has been or will be incurred and the amount of the liability can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of such legal costs from insurance policies are recorded as an offset to legal expenses in the period they are received.

In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of December 31, 2025 and 2024, no amounts have been accrued related to such indemnification provisions.

NTH CYCLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

17. Legal Settlement Accrual

In June 2025, the Company and one of its service providers entered into a settlement agreement with respect to ongoing litigation concerning the Company’s Ohio demonstration facility. The parties are in dispute over the performance under said settlement agreement. Pursuant to the settlement agreement, the Company has accrued $2,000 as of December 31, 2025.

18. Subsequent Events

The Company evaluated subsequent events through August 7, 2026, the date the consolidated financial statements were available to be issued. Other than as disclosed below, the Company is not aware of any subsequent events which would require recognition or disclosure in the consolidated financial statements.

Offtake Term Sheet

On March 16, 2026, the Company signed a term sheet for a 10-year offtake agreement with Trafigura, a global commodities supplier (the "Offtake Term Sheet"). Pursuant to the Offtake Term Sheet, the Company will sell 2,000 tonnes of contained nickel in mixed hydroxide precipitate and 1,500 tonnes of lithium carbonate. Production operations to fulfill the Company's obligations under the Offtake Term Sheet are expected to commence in 2028.

Financing Transactions

In April 2026, the Company and various investors entered into a note purchase agreement (the "2026 NPA") which provided that the Company would sell, and the purchasers would purchase, up to $15,000 in aggregate principal amount of subordinated convertible promissory notes (the "2026 Notes") in one or more closings. The Company sold $12,698 in aggregate principal amount of 2026 Notes.

On May 12, 2026 and in connection with the issuance of 2026 Notes, the Company and the lender under the Amended 2024 LSA entered into the 2024 LSA Amendment No. 2. Pursuant to the 2024 LSA Amendment No. 2, amortizing repayments of 2024 LSA Loans principal were agreed to be contingently deferred to (i) October 1, 2026 if the Company sold at least $5,000 in aggregate principal amount of 2026 Notes, (ii) December 1, 2026 if the Company sold at least $7,000 in aggregate principal amount of 2026 Notes, and (iii) February 1, 2027 if the Company sold at least $10,000 in aggregate principal amount of 2026 Notes. As described above, the Company satisfied the third deferral condition, and the previously scheduled amortizing payments of 2024 LSA Loans following the 2024 LSA Amendment No. 2 effective date were deferred until February 1, 2027. The aggregate outstanding principal amount of 2024 LSA Loans will therefore be repaid in 17 equal monthly installments from February 1, 2027 to the scheduled maturity date of June 1, 2028. To induce the lender into executing the 2024 LSA Amendment No. 2, the Company issued the lender additional warrants to purchase 4,513 shares the Company's common stock.

Business Combination Agreement

On July 21, 2026, the Company entered into the Business Combination Agreement with Kensington, Merger Sub I, Merger Sub II, and, solely for the limited purposes set forth therein, the Sponsor (refer to Note 1. Organization and Description of Business). If the Business Combination (as defined below) is consummated, Merger Sub I will merge with and into the Company in the First Merger, with the Company surviving the First Merger as a wholly owned subsidiary of Kensington, and immediately thereafter the surviving company will merge with and into Merger Sub II in the Second Merger, with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Kensington. The transactions contemplated by the Business Combination Agreement, including the Domestication (as defined in the Business Combination Agreement) and the Mergers, are referred to herein as the “Business Combination.” In connection with the closing of the Business Combination (the “Closing”), Kensington will change its name to “Nth Cycle Holdings, Inc.” (such company after the Closing, “New Nth Cycle”).

Following the Domestication, the Company, Merger Subs, and Kensington will file certificates of merger to consummate the Mergers. Upon completion of the Mergers, the combined company is expected to be publicly listed on the New York Stock Exchange, subject to regulatory approvals and customary closing conditions.

Related Party Transactions

In April 2026, the Company originated loans to certain management-level employees in an aggregate principal amount of $1,025. The loans bear interest at 4.6% per annum and mature in April 2036. Principal and accrued interest are due in accordance with the repayment terms of the loan agreements. The loans are secured.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. Kensington’s Cayman Constitutional Documents provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. Kensington has purchased a policy of directors’ and officers’ liability insurance that insures its officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures Kensington against its obligations to indemnify its officers and directors.

Kensington’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to Kensington and will not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by Kensington if (i) Kensington has sufficient funds outside of the Trust Account or (ii) Kensington consummates an initial business combination.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Kensington pursuant to the foregoing provisions, Kensington has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

(a)
The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
2.1**

Business Combination Agreement, dated as of July 21, 2026, by and among the Registrant, Homeland Merger Sub, Inc., Homeland Merger Sub II, LLC, Nth Cycle, Inc. and (for the limited purposes set forth therein) Kensington Capital Sponsor VI LLC (included as Annex A to the proxy statement/prospectus).

3.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 001-43176), filed with the SEC on March 5, 2026).

3.2	Form of Certificate of Incorporation of Nth Cycle Holdings, Inc. (included as Annex B to the proxy statement/prospectus).
3.3	Form of Bylaws of Nth Cycle Holdings, Inc. (included as Annex C to the proxy statement/prospectus).
4.1

Specimen Unit Certificate – Original Units (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-293233), filed with the SEC on February 5, 2026).

4.2

Specimen New Unit Certificate – New Units (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-293233), filed with the SEC on February 5, 2026).

4.3

Specimen Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-293233), filed with the SEC on February 5, 2026).

4.4

Specimen Warrant Certificate (incorporated by reference to Exhibit 4.4, and included in Exhibit 4.5, to the Registrant’s Registration Statement on Form S-1 (File No. 333-293233), filed with the SEC on February 5, 2026).

4.5

Warrant Agreement, dated as of March 3, 2026, by and between the Registrant and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 001-43176), filed with the SEC on March 5, 2026).

4.6*	Specimen Common Stock Certificate of Nth Cycle Holdings, Inc.
5.1*	Opinion of Hughes Hubbard & Reed LLP as to the validity of the securities being registered.
8.1*	Opinion of Hughes Hubbard & Reed LLP regarding certain federal income tax matters.
10.1	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K (File No. 001-43176), filed with the SEC on July 22, 2026).
10.2	Sponsor Support Agreement, dated as of July 21, 2026, by and among Kensington Capital Sponsor VI LLC, the Registrant and Nth Cycle, Inc. (included as Annex D to the proxy statement/prospectus).
10.3	Voting and Support Agreement, dated as of July 21, 2026, by and among the Registrant, Nth Cycle, Inc. and the sellers party thereto (included as Annex E to the proxy statement/prospectus).
10.4	Form of Sponsor Lock-Up and Vesting Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 001-43176), filed with the SEC on July 22, 2026).
10.5	Form of Seller Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 001-43176), filed with the SEC on July 22, 2026).
10.6

Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 001-43176), filed with the SEC on July 22, 2026).

10.7

Private Placement Warrant Subscription Agreement, dated as of March 3, 2026, by and between the Registrant and Kensington Capital Sponsor VI LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-43176), filed with the SEC on March 5, 2026).

10.8

Private Placement Warrant Subscription Agreement, dated as of March 3, 2026, by and among the Registrant, Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC and Drexel Hamilton, LLC (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-43176), filed with the SEC on March 5, 2026).

10.9

Investment Management Trust Agreement, dated as of March 3, 2026, by and between the Registrant and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 001-43176), filed with the SEC on March 5, 2026).

10.10

Registration Rights Agreement, dated as of March 3, 2026, by and between the Registrant, Kensington Capital Sponsor VI LLC, Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC and Drexel Hamilton, LLC (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 001-43176), filed with the SEC on March 5, 2026).

10.11

Letter Agreement, dated as of March 3, 2026, by and among the Registrant, Kensington Capital Sponsor VI LLC and certain of Kensington’s directors and executive officers (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 001-43176), filed with the SEC on March 5, 2026).

10.12

Services Agreement, dated as of March 3, 2026, by and between the Registrant and Kensington Capital Partners, LLC (incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K (File No. 001-43176), filed with the SEC on March 5, 2026).

10.13

Services Agreement, dated as of March 3, 2026, by and between the Registrant and DEHC LLC (incorporated by reference to Exhibit 10.8 to the Registrant’s Current Report on Form 8-K (File No. 001-43176), filed with the SEC on March 5, 2026).

10.14

Promissory Note, dated as of December 11, 2025, issued to Kensington Capital Sponsor VI LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-293233), filed with the SEC on February 5, 2026).

10.15

Securities Subscription Agreement, dated as of December 11, 2025, by and between the Registrant and Kensington Capital Sponsor VI LLC (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-293233), filed with the SEC on February 5, 2026).

10.16*	Second Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of April 5, 2023, by and among Nth Cycle, Inc. and certain of its stockholders.
10.17*	Second Amended and Restated Investors’ Rights Agreement, dated as of April 5, 2023, by and among Nth Cycle, Inc. and certain of its stockholders.
10.17(a)*	Amendment to Second Amended and Restated Investors’ Rights Agreement, dated as of September 8, 2023, by and among Nth Cycle, Inc. and certain of its stockholders.
10.18*	Second Amended and Restated Voting Agreement, dated as of April 5, 2023, by and among Nth Cycle, Inc. and certain of its stockholders.
10.19*	Loan and Security Agreement, dated as of May 2, 2024, by and among Nth Cycle, Inc., Nth Cycle Holdings I, LLC and HSBC Ventures USA Inc.
10.19(a)*	Consent and Amendment No. 1 to Loan and Security Agreement, dated as of June 24, 2025, by and among Nth Cycle, Inc., Nth Cycle Holdings I, LLC and HSBC Ventures USA Inc.
10.19(b)*	Amendment No. 2 to Loan and Security Agreement, dated as of May 5, 2026, by and among Nth Cycle, Inc., Nth Cycle Holdings I, LLC and HSBC Ventures USA Inc.
10.20*	Note and Warrant Purchase Agreement, dated as of June 27, 2025, by and among Nth Cycle, Inc. and the purchasers listed on Schedule A thereto.
10.20(a)*	Amendment to Note and Warrant Purchase Agreement, dated as of July 9, 2025, by and among Nth Cycle, Inc. and the investors party thereto.
10.20(b)*	Amendment No. 2 to the Note and Warrant Purchase Agreement, dated as of August 31, 2025, by and among Nth Cycle, Inc. and the investors party thereto.
10.20(c)*	Amendment No. 3 to Note and Warrant Purchase Agreement, dated as of April 24, 2026, by and among Nth Cycle, Inc. and the investors party thereto.
10.20(d)*	Omnibus Amendment to Note and Warrant Purchase Agreement and Subordinated Convertible Promissory Notes, dated as of July 7, 2026, by and among Nth Cycle, Inc. and the purchasers party thereto.
10.21*	Form of Subordinated Convertible Promissory Note issued pursuant to the Note and Warrant Purchase Agreement.
10.22*	Note Purchase Agreement, dated as of April 24, 2026, by and among Nth Cycle, Inc. and the purchasers listed on the schedule of purchasers thereto.
10.22(a)*	Amendment to Note Purchase Agreement, dated as of May 1, 2026, by and among Nth Cycle, Inc. and the investors party thereto.
10.22(b)*	Omnibus Amendment to Note Purchase Agreement and Subordinated Convertible Promissory Notes, dated as of July 7, 2026, by and among Nth Cycle, Inc. and the purchasers party thereto.
10.22(c)*	Form of Subordinated Convertible Promissory Note issued pursuant to the Note Purchase Agreement.
10.23#*	Offer of Employment, executed as of February 27, 2026, by and between Nth Cycle, Inc. and Raffi Freeman.
10.23(a)#*	Amendment to Offer of Employment, executed as of April 8, 2026, by and between Nth Cycle, Inc. and Raffi Freeman.
10.24#*	Restricted Stock Agreement, dated as of August 14, 2020, by and between Nth Cycle, Inc. and Megan Patricia O’Connor.
10.25#*	Form of Stock Restriction Agreement.

10.26#*	Nth Cycle, Inc. 2020 Stock Incentive Plan.
10.26(a)#*	Form of Option Agreement under the Nth Cycle, Inc. 2020 Stock Incentive Plan.
10.27#*	Nth Cycle, Inc. 2024 Stock Incentive Plan.
10.27(a)#*	Form of Option Agreement under the Nth Cycle, Inc. 2024 Stock Incentive Plan.
10.28#*	Form of 2026 Incentive Award Plan.
21.1*	List of Subsidiaries of Nth Cycle, Inc.
23.1*	Consent of CBIZ CPAs P.C., independent registered public accounting firm for the Registrant.
23.2*	Consent of BDO USA, P.C., independent registered public accounting firm for Nth Cycle, Inc.
23.3*	Consent of Hughes Hubbard & Reed LLP (included as part of Exhibit 5.1 hereto).
23.4*	Consent of Hughes Hubbard & Reed LLP (included as part of Exhibit 8.1 hereto).
24.1*	Power of Attorney for Kensington Signatories (contained on the signature pages to the initial filing of this registration statement).
24.2*	Power of Attorney for Nth Cycle Signatories (contained on the signature pages to the initial filing of this registration statement).
99.1*	Form of Preliminary Proxy Card.
99.2*	Consent of Megan O’Connor to be named as a director nominee.
107*	Filing Fee Table.

* To be filed by amendment.

** Certain schedules and similar attachments have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

# Indicates management contract or compensatory plan or arrangement.

Item 22. Undertakings.

The undersigned registrant hereby undertakes as follows:

(a)
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)
That, for the purpose of determining liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)
That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(8)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(b)
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(c)
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on , 2026.

KENSINGTON CAPITAL ACQUISITION CORP. VI

By:
Name:	Daniel Huber
Title:	Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Justin Mirro and Daniel Huber, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below:

Signature	Title	Date
	Chairman and Chief Executive Officer	, 2026
Justin Mirro	(Principal Executive Officer)
	Chief Financial Officer	, 2026
Daniel Huber	(Principal Financial and Accounting Officer)
	Vice Chairman and President	, 2026
Dieter Zetsche
	Director	, 2026
William Kassling
	Director	, 2026
Anders Pettersson
	Director	, 2026
Mitchell Quain
	Director	, 2026
Donald Runkle
	Director	, 2026
Matthew Simoncini

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Co-Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Burlington, Massachusetts on , 2026.

NTH CYCLE, INC.

By:
Name:	Megan O’Connor
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Megan O’Connor and Raffi Freeman, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below:

Signature	Title	Date
	Chief Executive Officer and Director	, 2026
Megan O’Connor	(Principal Executive Officer)
	Chief Financial Officer	, 2026
Raffi Freeman	(Principal Financial and Accounting Officer)
	Director	, 2026
Brian Baynes
	Director	, 2026
Daniel Goldman
	Director	, 2026
Joseph Goodman
	Director	, 2026
Edward Meir

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Kensington Capital Acquisition Corp. VI has signed this registration statement or amendment thereto in the City of New York, State of New York, on , 2026.

KENSINGTON CAPITAL ACQUISITION CORP. VI
By:
Name:
Title:

Annex A

Execution Version

Certain personally identifiable information has been omitted from this exhibit pursuant to item 601(a)(6) of Regulation S-K. [***] indicates that information has been redacted.

Dated July 21, 2026

Business Combination Agreement

by and among

Kensington Capital Acquisition Corp. VI

as the Purchaser

Homeland Merger Sub, Inc.

as Merger Sub I

Homeland Merger Sub II, LLC

as Merger Sub II

Nth Cycle, Inc.

as the Company

and

Kensington Capital Sponsor VI LLC

as the Sponsor (for the limited purposes set forth herein)

i

ii

Exhibits

Exhibit A	Form of Purchaser Charter upon Domestication
Exhibit B	Form of Purchaser Bylaws upon Domestication
Exhibit C-1	Form of First Certificate of Merger
Exhibit C-2	Form of Second Certificate of Merger
Exhibit D	Form of Surviving LLC Agreement
Exhibit E	Form of A&R Registration Rights Agreement
Exhibit F-1	Form of Sponsor Lock-Up Agreement
Exhibit F-2	Form of Seller Lock-Up Agreement

iii

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of July 21, 2026 by and among Kensington Capital Acquisition Corp. VI, a Cayman Islands exempted company (which shall transfer by way of continuation and domesticate as a Delaware corporation prior to the Closing) (the “Purchaser”), Homeland Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Purchaser (“Merger Sub I”), Homeland Merger Sub II LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Purchaser (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), Nth Cycle, Inc., a Delaware corporation (the “Company”), and, solely for purposes of Section 6.21, Kensington Capital Sponsor VI LLC, a Delaware limited liability company (the “Sponsor”). The Purchaser, the Merger Subs and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.” Capitalized terms used but not otherwise defined have the meanings assigned to them in Section 10.01.

RECITALS:

WHEREAS, the Purchaser is a special purpose acquisition company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, Merger Sub I is a newly incorporated Delaware corporation, wholly owned by the Purchaser, and was formed for the purpose of effectuating the First Merger;

WHEREAS, Merger Sub II is a newly formed Delaware limited liability company, wholly owned by the Purchaser, and was formed for the purpose of effectuating the Second Merger;

WHEREAS, at least one (1) day prior to the Closing Date and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing), the Purchaser shall de-register from the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), and Section 206 of the Companies Act (as Revised) of the Cayman Islands (the “Cayman Companies Act,” and such de-registration, continuation and domestication, the “Domestication”);

WHEREAS, in order to effectuate the Domestication, and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing), the Purchaser shall (a) file all applicable notices, declarations, affidavits, statements of assets and liabilities, shareholder approvals, undertakings and other documents required to be filed, pay all applicable fees required to be paid, and cause the satisfaction of all other conditions to deregistration required to be satisfied, in each case, under Section 206 of the Cayman Companies Act and in accordance therewith, (b) file a certificate of domestication and a certificate of incorporation in substantially the form attached hereto as Exhibit A (the “Purchaser Charter upon Domestication”) with the Secretary of State of Delaware, and (c) adopt bylaws in substantially the form attached hereto as Exhibit B (the “Purchaser Bylaws upon Domestication”), and in each case with such changes to the forms attached hereto as Exhibits A and B as may be agreed in writing by the Purchaser and the Company;

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, the Delaware Limited Liability Company Act (the “DLLCA”) and the Cayman Companies Act, as applicable, the Parties intend to enter into a business combination transaction by which (a) Merger Sub I will merge with and into the Company, with the Company surviving the merger as a wholly owned Subsidiary of the Purchaser (the “First Merger”), and (b) immediately following the First Merger, the Surviving Corporation will merge with and into Merger Sub II, with Merger Sub II surviving the merger as a wholly owned Subsidiary of the Purchaser (such second step merger, the “Second Merger,” and, together with the First Merger, the “Mergers”, and together with the Domestication and the other transactions contemplated by this Agreement and the Ancillary Documents, the “Transactions”), with Merger Sub II being the surviving entity of the Second Merger (Merger Sub II, in its capacity as the surviving entity of the Second Merger, is sometimes referred to as the “Surviving LLC”, and the Company, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”);

WHEREAS, (a) immediately prior to the Domestication, pursuant to the Sponsor Support Agreement, the holders of the Purchaser Class B Ordinary Shares shall elect to convert each Purchaser Class B Ordinary Share held by them, on a one-for-one basis, into a Purchaser Class A Ordinary Share (the “Sponsor Share Conversion”); and (b) in connection with the Domestication, (i) each then issued and outstanding Purchaser Class A Ordinary Share shall convert automatically, on a one-for-one basis, into a share of Domesticated Purchaser Common Stock; (ii) each then issued and outstanding Purchaser Warrant shall become automatically exercisable, on a one-for-one basis, for one (1) share of Domesticated Purchaser Common Stock; (iii) each then issued and outstanding Purchaser Unit shall convert automatically, on a one-for-one basis, into a Domesticated Purchaser Unit; and (iv) each then issued and outstanding Purchaser New Unit shall convert automatically, on a one-for-one basis, into a Domesticated Purchaser New Unit;

WHEREAS, immediately prior to the First Effective Time, (a) each Company Convertible Security that is outstanding immediately prior to the First Effective Time shall automatically be converted in full into shares of Company Common Stock in accordance with the terms thereof (the “Company Note Conversion”), and (b) each Company Warrant that is outstanding and unexercised immediately prior to the First Effective Time shall be automatically exercised on a cashless basis or exercised by the holder thereof for shares of Company Common Stock or Company Preferred Stock, as applicable, or otherwise terminated, in each case, in accordance with the terms of such Company Warrant (the “Company Warrant Exercise”), and, immediately after giving effect to the foregoing Company Note Conversion and Company Warrant Exercise, each outstanding share of Company Preferred Stock shall automatically convert into such number of shares of Company Common Stock into which such shares of Company Preferred Stock, as applicable, are convertible in connection with the First Merger pursuant to the Company’s Organizational Documents (the “Preferred Stock Conversion” and collectively with the Company Note Conversion and the Company Warrant Exercise, the “Pre-Closing Conversions”), such that immediately following the Pre-Closing Conversions and immediately prior to the First Effective Time, no Company Convertible Securities, Company Warrants or Company Preferred Stock shall remain outstanding;

WHEREAS, at the First Effective Time, (a) the Exercise Period (as defined in the Purchaser Warrant Agreement) of any Domesticated Purchaser Class 2 Warrant (or fraction thereof) that is attached to a share of Domesticated Purchaser Common Stock that is redeemed in the Redemption will (without any further action) be terminated at the First Effective Time; (b) there will be no distinction between the Domesticated Purchaser Class 1 Warrants and the Domesticated Purchaser Class 2 Warrants whose Exercise Period is not terminated pursuant to the preceding clause (a) (the “Domesticated Purchaser Public Warrants”); and (c) the Domesticated Purchaser Units and the Domesticated Purchaser New Units will cease to trade, and the Domesticated Purchaser Common Stock and the Domesticated Purchaser Public Warrants will separately trade;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor has executed and delivered to the Company the Sponsor Support Agreement, pursuant to which the Sponsor has agreed to, among other things, vote to adopt and approve, upon the effectiveness of the Registration Statement, this Agreement and the other documents contemplated hereby (including the applicable Ancillary Documents) and the transactions contemplated hereby and thereby;

WHEREAS, as a condition and inducement to the Purchaser’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sellers representing the Requisite Shareholder Approval have executed and delivered to the Purchaser the Seller Voting and Support Agreement, pursuant to which such Sellers have agreed to, among other things, vote or consent to adopt and approve, upon the effectiveness of the Registration Statement, this Agreement and the other documents contemplated hereby (including the applicable Ancillary Documents) and the transactions contemplated hereby and thereby;

WHEREAS, as a condition and inducement to the Parties’ willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Purchaser, the Company and the investors named therein (the “PIPE Investors”) have executed and delivered those certain securities purchase agreements dated as of the date of this Agreement (the “PIPE Subscription Agreements”) pursuant to which the PIPE Investors are expected to agree, among other things, to purchase from the Purchaser, and the Purchaser has agreed, among other things, to sell to the PIPE Investors, shares of Domesticated Purchaser Common Stock for a PIPE Investment Amount of up to $100,000,000 (such amount, the “Minimum PIPE Investment Amount”), in exchange for cash, substantially concurrently with the Closing (such investment, the “PIPE Investment”);

WHEREAS, from time to time following the date of this Agreement and prior to the Closing, the Purchaser may enter into subscription, purchase or similar agreements with investors, pursuant to which, and on the terms and subject to the conditions of which, such investors will agree to participate in the PIPE Investment;

WHEREAS, in connection with the consummation of the Transactions, simultaneously with the Closing, the Sponsor, the Purchaser, the Sellers party thereto and the other parties thereto will enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) in substantially the form attached hereto as Exhibit E, with such changes thereto as may be agreed in writing by the Purchaser and the Company;

WHEREAS, in connection with the consummation of the Transactions, simultaneously with the Closing, (i) the Sponsor and the Purchaser will enter into a Lock-Up Agreement (the “Sponsor Lock-Up Agreement”) in substantially the form attached hereto as Exhibit F-1, with such changes thereto as may be agreed in writing by the Purchaser and the Company, and (ii) the Purchaser, the Sellers party thereto and the other parties thereto will enter into a Lock-Up Agreement (the “Seller Lock-Up Agreement” and, together with the Sponsor Lock-Up Agreement, the Lock-Up Agreements), in substantially the form attached hereto as Exhibit F-2, with such changes thereto as may be agreed in writing by the Purchaser and the Company;

WHEREAS, prior to the consummation of the Transactions, the Purchaser shall, subject to obtaining the Requisite Shareholder Approval, adopt the Purchaser Incentive Award Plan;

WHEREAS, the Parties intend that, for U.S. federal, and applicable state and local, income tax purposes, (a) the Domestication qualifies as a “reorganization” described in Section 368(a)(1)(F) of the Code and the Treasury Regulations promulgated thereunder, (b) the Sponsor Share Conversion is treated as a “reorganization” described in Section 368(a)(1)(E) of the Code and the Treasury Regulations promulgated thereunder, and (c) the Mergers constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder (each an “Intended Tax Treatment,” and collectively, the “Intended Tax Treatments”), and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g);

WHEREAS, the board of directors of the Company has unanimously: (a) determined that it is in the best interests of the Company and the shareholders of the Company, and declared it advisable, for the Company to enter into this Agreement and the Ancillary Documents and consummate the Mergers and the other Transactions; (b) approved this Agreement, the Ancillary Documents and the Transactions on the terms and subject to the conditions of this Agreement; and (c) adopted a resolution recommending the Mergers and the other Transactions be adopted by the Sellers;

WHEREAS, the board of directors of the Purchaser has unanimously: (a) determined that the Domestication is in the best interests of the Purchaser and its shareholders, as a whole, and declared it advisable for the Purchaser to enter into the Ancillary Documents providing for the Domestication; (b) determined that the Mergers are in the best interests of the Purchaser and its shareholders, as a whole, and declared it advisable for the Purchaser to enter into this Agreement and the Ancillary Documents providing for the Mergers and the other Transactions; (c) approved this Agreement, the Ancillary Documents and the Transactions on the terms and subject to the conditions of this Agreement; and (d) adopted a resolution recommending the Domestication, the Mergers and the other Transactions be approved by the Purchaser Shareholders;

WHEREAS, the boards of directors or managing member, as applicable, of each of Merger Sub I and Merger Sub II have unanimously: (a) determined that it is in the best interests of each Merger Sub and the sole stockholder or member of each Merger Sub, and declared it advisable, for each Merger Sub to enter into this Agreement and the Ancillary Documents and consummate the Mergers and the other Transactions; (b) approved this Agreement, the Ancillary Documents and the Transactions on the terms and subject to the conditions of this Agreement; and (c) recommended the approval of this Agreement by the Purchaser, as each Merger Sub’s sole stockholder or sole member, as applicable;

WHEREAS, the Purchaser, acting in its capacity as the sole stockholder of Merger Sub I and the sole member of Merger Sub II, has adopted this Agreement and the consummation of the transactions contemplated hereby, including the Mergers;

WHEREAS, in furtherance of the Mergers and in accordance with the terms hereof, the Purchaser shall provide an opportunity to the holders of its public shares to have their public shares redeemed on the terms and conditions set forth in this Agreement and the Purchaser’s Organizational Documents, which redemption shall occur as set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, and the representations, warranties, covenants and agreements contained in this Agreement, and for other consideration, the receipt and sufficiency of which is acknowledged and agreed to by the Parties, and intending to be legally bound hereby, the Parties hereto agree as follows:

Article I

THE TRANSACTIONS

Section 1.01 The Domestication.

(a) Domestication. Upon the terms and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at Closing), and in accordance with the DGCL and the Cayman Companies Act, at least one (1) Business Day prior to the Closing, the Purchaser shall, in accordance with applicable Law, any applicable rules and regulations of the SEC, NYSE and the Purchaser’s Organizational Documents, as applicable, de-register from the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to re-domicile and become a Delaware corporation and subject to the receipt of the approval by way of a special resolution passed by the holders of the Purchaser Ordinary Shares entitled to vote thereon in accordance with Article 47 of the Purchaser’s Organizational Documents of the Domestication and its terms, cause the Domestication to become effective, including by (i) filing with the Secretary of State of the State of Delaware a certificate of domestication with respect to the Domestication, in form and substance reasonably acceptable to the Purchaser and the Company, together with the Purchaser Charter upon Domestication, in each case, in accordance with the provisions thereof and applicable Law, (ii) adopting the Purchaser Bylaws upon Domestication, (iii) completing and making and procuring all those filings required to be made with the Cayman Registrar in connection with the Domestication, and (iv) filing with the Cayman Registrar all applicable notices, declarations, affidavits, statements of assets and liabilities, shareholder approvals, undertakings and other documents required to be filed, pay all applicable fees required to be paid, and cause the satisfaction of all other conditions to deregistration required to be satisfied, in each case, under Section 206 of the Cayman Companies Act.

(b) Effect on Purchaser Securities. (i) Immediately prior to the Domestication, pursuant to the Sponsor Support Agreement, the holders of the Purchaser Class B Ordinary Shares shall elect to convert each Purchaser Class B Ordinary Share held by them, on a one-for-one basis, into one (1) Purchaser Class A Ordinary Share, and (ii) in connection with the Domestication, (A) each then issued and outstanding Purchaser Class A Ordinary Share shall convert automatically, on a one-for-one basis, into one (1) share of Domesticated Purchaser Common Stock, (B) each then issued and outstanding Purchaser Warrant shall become automatically exercisable, on a one-for-one basis, for one (1) share of Domesticated Purchaser Common Stock, (C) each then issued and outstanding Purchaser Unit shall convert automatically, on a one-for-one basis, into a Domesticated Purchaser Unit, and (D) each then issued and outstanding Purchaser New Unit shall convert automatically, on a one-for-one basis, into a Domesticated Purchaser New Unit.

Section 1.02 The Mergers.

(a) Effective Times.

(i) Upon the terms and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction thereof at Closing), on the Closing Date, each of the Company, the Purchaser and Merger Sub I shall cause a certificate of merger with respect to the First Merger in the form attached hereto as Exhibit C-1 (the “First Certificate of Merger”) to be executed, acknowledged, delivered to and filed with the Secretary of State of the State of Delaware (the “Secretary”), in accordance with the applicable provisions of the DCGL. The First Merger shall become effective on the date and time at which the First Certificate of Merger has been accepted for filing by the Secretary (such date and time of filing, or such later time as may be agreed to by the Purchaser, Merger Sub I and the Company and set forth in the First Certificate of Merger, being hereinafter referred to as the “First Effective Time”).

(ii) Immediately following the First Effective Time, each of the Surviving Corporation, the Purchaser and Merger Sub II shall cause a certificate of merger with respect to the Second Merger in the form attached hereto as Exhibit C-2 (the “Second Certificate of Merger” and, together with the First Certificate of Merger, the “Certificates of Merger”) to be executed, acknowledged, delivered to and filed with the Secretary, in accordance with the applicable provisions of the DGCL and DLLCA. The Second Merger shall become effective on the date and time at which the Second Certificate of Merger has been accepted for filing by the Secretary (such date and time of filing, or such later time as may be agreed to by the Purchaser, Merger Sub II and the Surviving Corporation and set forth in the Second Certificate of Merger, being hereinafter referred to as the “Second Effective Time”).

(b) The Mergers. At the First Effective Time, upon the terms and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction thereof at Closing), Merger Sub I and the Company shall consummate the First Merger, pursuant to which Merger Sub I shall be merged with and into the Company, following which the separate corporate existence of Merger Sub I shall cease, and the Company shall continue as the surviving corporation of the First Merger and as a Subsidiary of the Purchaser (the “Surviving Corporation”). Upon the terms and subject to the conditions of this Agreement, immediately following the First Effective Time and as part of a single integrated transaction, at the Second Effective Time, the Surviving Corporation will be merged with and into Merger Sub II, with Merger Sub II continuing as the surviving entity of the Second Merger and as a direct, wholly-owned subsidiary of the Purchaser (the “Surviving LLC”), in accordance with the applicable provisions of the DGCL and the DLLCA.

(c) Effect of the Mergers. The Mergers shall have the effects set forth in the applicable provisions of the DGCL, the DLLCA, this Agreement and the Certificates of Merger. Without limiting the generality of the foregoing, and subject thereto, from and after the Second Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub I, Merger Sub II and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving LLC, which shall include the assumption by the Surviving LLC of any and all agreements, covenants, duties and obligations of Merger Sub I, Merger Sub II and the Company set forth in this Agreement to be performed after the Second Effective Time.

(d) Governing Documents.

(i) At the First Effective Time, by virtue of the First Merger and without necessity of further action by the Company or any other Person, the certificate of incorporation and bylaws of the Surviving Corporation shall be amended and restated to be identical to the certificate of incorporation and bylaws of Merger Sub I, until thereafter amended in accordance with the applicable provisions thereof and the DGCL.

(ii) At the Second Effective Time, by virtue of the Second Merger and without necessity of further action by the Surviving Corporation or any other Person, the certificate of formation and limited liability company agreement of the Surviving LLC shall be amended and restated to be in the forms attached hereto as Exhibit D; provided that the name of the Surviving LLC shall be “Nth Cycle, LLC”.

(e) Directors and Officers. Immediately after the First Effective Time, the board of directors and the executive officers of the Company immediately prior to the First Effective Time shall be the board of directors and the executive officers of the Surviving Corporation. From and after the Second Effective Time, the Surviving LLC shall be member-managed by its sole member and the executive officers of the Surviving LLC shall be such individuals as designated by the sole member of the Surviving LLC, in each case, in accordance with the Delaware Limited Liability Company Act and the amended and restated limited liability company agreement of the Surviving LLC substantially in the form attached hereto as Exhibit D.

Section 1.03 Further Assurances. From time to time after the Closing Date, upon the reasonable written request of any Party, each Party shall execute, acknowledge and deliver such further instruments and documents, and take such additional reasonable action, to effect, consummate, confirm or evidence the Transactions and carry out the purpose of this Agreement.

Article II

CONSIDERATION

Section 2.01 Pre-Effective Time Conversions. Immediately prior to the First Effective Time:

(a) each Company Convertible Security, that is outstanding immediately prior to the First Effective Time (if any), including all principal and interest thereunder, to the extent applicable, shall automatically convert in full into shares of Company Common Stock in accordance with the terms thereof, such that immediately thereafter, all of the Company Convertible Securities shall no longer be outstanding and shall cease to exist, and each holder of a Company Convertible Security shall thereafter cease to have any rights with respect thereto; and

(b) each Company Warrant exercisable for Company Preferred Stock that is outstanding and unexercised immediately prior to the First Effective Time shall automatically be exercised on a cashless basis in full in accordance with its terms or otherwise be exercised by the holder of such Company Warrant in full in accordance with its terms or automatically terminated in full in accordance with its terms, as applicable, such that upon such exercise or termination, all such Company Warrants converted into Company Preferred Stock or otherwise terminated shall no longer be outstanding and shall cease to exist, and each holder of such Company Warrants shall thereafter cease to have any rights with respect to such securities;

(c) immediately after giving effect to the conversions and exercises set forth in Sections 2.01(a)-(b), each issued and outstanding share of Company Preferred Stock (including each share of Company Preferred Stock issued upon the conversions and exercises described in Sections 2.01(a)-(b)) shall automatically convert into such number of shares of Company Common Stock into which such shares of Company Preferred Stock, as applicable, are convertible in connection with the First Merger pursuant to the Company’s Organizational Documents, such that upon such conversion, all of the Company Preferred Stock converted into Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Preferred Stock shall thereafter cease to have any rights with respect to such securities; and

(d) each Company Warrant exercisable for Company Common Stock that is outstanding and unexercised immediately prior to the First Effective Time shall automatically be exercised on a cashless basis in full in accordance with its terms or otherwise be exercised in full in accordance with its terms, as applicable, such that upon such exercise, all of the Company Warrants shall no longer be outstanding and shall cease to exist, and each holder of Company Warrants shall thereafter cease to have any rights with respect to such securities.

Section 2.02 Conversion of Securities.

(a) Effect on the Company’s Securities. At the First Effective Time, by virtue of the First Merger and without any action on the part of the Purchaser, the Merger Subs, the Company or any holder of securities of any of the foregoing:

(i) Each share of Company Common Stock that is owned by the Purchaser, the Merger Subs or the Company (in treasury or otherwise) immediately prior to the First Effective Time (each, an “Excluded Share”) shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor;

(ii) each share of Company Common Stock that is issued and outstanding immediately prior to the First Effective Time (other than Excluded Shares) but following the conversions contemplated in Section 2.01, shall be cancelled and converted into the right to receive (A) a number of shares of Domesticated Purchaser Common Stock equal to the Exchange Ratio, and (B) the contingent right to receive a number of Earnout Shares following the Closing in accordance with Section 2.05 (the amount payable pursuant to clauses (A) and (B), the “Merger Consideration”); and

(iii) each outstanding and unvested Company Restricted Stock Award shall be assumed and converted into (i) on the same terms and conditions (including vesting terms) as were applicable to the corresponding Company Restricted Stock Award immediately prior to the First Effective Time, a restricted stock award covering a number of shares of Domesticated Purchaser Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Company Common Stock subject to such Company Restricted Stock Award immediately prior to the First Effective Time and (B) the Exchange Ratio (a “Purchaser Restricted Stock Award”), and (ii) the contingent right to receive a number of Earnout Shares following the Closing in accordance with Section 2.05;

(iv) each outstanding and unexercised Company Option, whether vested or unvested, shall be assumed and converted into (i) on the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding Company Option immediately prior to the First Effective Time, an option to acquire that number of Domesticated Purchaser Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Company Common Stock subject to such Company Option immediately prior to the First Effective Time and (B) the Exchange Ratio, at an exercise price per share of Domesticated Purchaser Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (1) the exercise price per share of Company Common Stock of such Company Option by (2) the Exchange Ratio (a “Purchaser Option”), and (ii) the contingent right to receive a number of Earnout Shares following the Closing in accordance with Section 2.05. Notwithstanding anything in this Section 2.02(a)(iv) to the contrary, the exercise price applicable to the Purchaser Options and the number of shares of Domesticated Purchaser Common Stock subject to the Purchaser Options shall, in each case, be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of any Company Options that are intended to qualify as incentive stock options, within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code; and

(v) each outstanding Company RSU shall be assumed and converted into (i) on the same terms and conditions (including vesting and settlement terms) as were applicable to the corresponding Company RSU immediately prior to the First Effective Time, a restricted stock unit covering that number of shares of Domesticated Purchaser Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the First Effective Time, and (B) the Exchange Ratio (a “Purchaser RSU”), and (ii) the contingent right to receive a number of Earnout Shares following the Closing in accordance with Section 2.05.

(b) Effect of the First Merger on Purchaser’s Securities. At the First Effective Time, by virtue of the First Merger and without any action on the part of the Purchaser, the Merger Subs, the Company or any holder of Domesticated Purchaser Units or Domesticated Purchaser New Units, (i) the Exercise Period of any Domesticated Purchaser Class 2 Warrant (or fraction thereof) that is attached to a share of Domesticated Purchaser Common Stock that is redeemed in the Redemption will (without any further action) be terminated at the First Effective Time; (ii) there will be no distinction between the Domesticated Purchaser Class 1 Warrants and the Domesticated Purchaser Class 2 Warrants whose Exercise Period is not terminated pursuant to the preceding clause (i) (the “Domesticated Purchaser Public Warrants”); and (iii) the Domesticated Purchaser Units and the Domesticated Purchaser New Units will cease to trade, and the Domesticated Purchaser Common Stock and the Domesticated Purchaser Public Warrants will separately trade.

(c) Conversion of Merger Sub I Capital Stock. At the First Effective Time, by virtue of the First Merger and without any action on the part of the holder thereof, each share of common stock of Merger Sub I issued and outstanding immediately prior to the First Effective Time shall automatically be converted into and become 100 fully paid, non-assessable shares of common stock of the Surviving Corporation and shall constitute the only issued or outstanding shares of capital stock of the Surviving Corporation.

(d) Cancellation of Surviving Corporation Capital Stock. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of the holder thereof, each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each limited liability company interest of Merger Sub II issued and outstanding immediately prior to the Second Effective Time shall remain unchanged and continue to remain outstanding as a limited liability company interest of the Surviving LLC.

Section 2.03 No Fractional Shares. No fractional shares of Domesticated Purchaser Common Stock, or certificates or scrip representing fractional shares of Domesticated Purchaser Common Stock, will be issued upon the conversion of the Company Common Stock pursuant to the First Merger, and any such fractional shares or interests therein will not entitle the owner thereof to vote or to any rights of a stockholder of Purchaser. Any fractional shares of Domesticated Purchaser Common Stock will be rounded down to the nearest whole number.

Section 2.04 Withholding. Notwithstanding any other provision to this Agreement, the Purchaser, the Merger Subs, the Company, the Surviving Corporation and the Surviving LLC (and their respective Representatives) shall be entitled to deduct and withhold from any amount payable to any Person pursuant to this Agreement such Taxes that are required to be deducted or withheld with respect to such amounts under the Code, or under any provision of U.S. state or local or non-U.S. tax law. To the extent that amounts are deducted and withheld in accordance with this Section 2.04 and timely paid over to the appropriate Governmental Authorities, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding the foregoing, except for any payments made pursuant to the last sentence of this Section 2.04, the Purchaser shall use commercially reasonable efforts to provide (x) the Company with advance written notice of any intention to deduct and withhold from any consideration payable to the Sellers at least five (5) days prior to making such deduction and withholding, and (y) such recipients of consideration with a reasonable opportunity to provide documentation establishing exemptions from or reductions of such withholdings. In the case of any such payment payable to employees of the Company or its Subsidiaries in connection with the First Merger treated as compensation, the Parties shall reasonably cooperate to pay such amounts through the Company’s or the relevant Subsidiary’s payroll to facilitate applicable withholding.

Section 2.05 Issuance of Earnout Shares.

(a) If, at any time during the seven (7) years following the Closing Date, the last reported sale price of Domesticated Purchaser Common Stock reported by Bloomberg (or if not available, by another authoritative source) equals or exceeds $15.00 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within any thirty- (30-) Trading Day period (such time when the foregoing is first satisfied, the “Trading Earnout Achievement Date”), Purchaser shall promptly issue to each Company Earnout Stockholder a number of shares of Domesticated Purchaser Common Stock equal to (A) the percentage equal to the Company Earnout Stockholder Portion multiplied by (B) 10,000,000 (the “Trading Earnout Consideration”).

(b) If, at any time during the seven (7) years following the Closing Date, the Company shall achieve mechanical completion of its first major black mass refinery in the United States with a minimum capacity of 6,000 tpy (such time when the foregoing is first satisfied, the “Refinery Earnout Achievement Date”), Purchaser shall promptly issue to each Company Earnout Stockholder a number of shares of Domesticated Purchaser Common Stock equal to (A) the percentage equal to the Company Earnout Stockholder Portion multiplied by (B) 10,000,000 (the “Refinery Earnout Consideration”; and, together with the Trading Earnout Consideration, the “Earnout Consideration”).

(c) The Domesticated Purchaser Common Stock price targets set forth in Section 2.05(a) and the number of shares to be issued pursuant to Section 2.05(a) and Section 2.05(b) shall be adjusted to reflect appropriately the effect of any stock dividend, subdivision, reorganization, reclassification, recapitalization, split, combination, merger, sale or exchange of shares, or any like change with respect to the Domesticated Purchaser Common Stock on or after the date of this Agreement.

(d) In the event that a Purchaser Sale is consummated after the Closing and prior to the date that is seven (7) years following the Closing Date, the Trading Earnout Achievement Date and Refinery Earnout Achievement Date shall be deemed to occur on the day prior to the closing of such Purchaser Sale (to the extent Domesticated Purchaser Common Stock has not previously been issued pursuant to this Section 2.05) and the Purchaser shall issue the Domesticated Purchaser Common Stock issuable pursuant to Section 2.05(a) and Section 2.05(b) on the date prior to the closing of such Purchaser Sale (in each case, to the extent such Domesticated Purchaser Common Stock has not previously been issued).

(e) Except with respect to any amounts treated as imputed interest under Section 483 of the Code, any issuance of Earnout Shares shall be treated as an adjustment to the Merger Consideration by the Parties for Tax purposes, unless otherwise required by a change in applicable Tax law.

(f) If the Trading Earnout Achievement Date or the Refinery Earnout Achievement Date shall have occurred, within three (3) Business Days following the applicable Earnout Achievement Date, the Purchaser shall, or shall cause the transfer agent or any replacement transfer agent engaged by the Purchaser to, issue the applicable Earnout Consideration to each Company Earnout Stockholder. Notwithstanding anything in this Agreement to the contrary, any Earnout Consideration issuable under this Section 2.05 in respect of a Company Option, Company RSU or Company Restricted Stock Award that was outstanding as of immediately prior to the First Effective Time shall be issued to the holder of such Company Option, Company RSU or Company Restricted Stock Award only if such holder continues to provide services (whether as an employee, director or individual independent contractor) to the Purchaser or one of its Subsidiaries through the date on which such Earnout Consideration is issued pursuant to this Section 2.05.

(g) If the Trading Earnout Achievement Date or the Refinery Earnout Achievement Date, as applicable, shall not have occurred on or prior to the date that is seven (7) years following the Closing Date, the Company Earnout Stockholders shall have no further right to receive the applicable Earnout Consideration.

(h) The right of a Company Earnout Stockholder to receive Earnout Consideration pursuant to this Section 2.05 shall not be transferable or assignable to any other Person except by will or intestacy upon the death of a Company Earnout Stockholder that is a natural person and any shares of Domesticated Purchaser Common Stock issuable under this Section 2.05 shall be issued solely in the name of, or for the benefit of, such Company Earnout Stockholder or its permitted transferee in accordance with this Section 2.05(h).

(i) No Domesticated Purchaser Common Stock issuable pursuant to this Section 2.05 shall be issued to any Company Earnout Stockholder who is required to file notification pursuant to the HSR Act or under any applicable Antitrust Law of any non-U.S. jurisdictions (collectively, “Foreign Antitrust Laws”) until any applicable waiting period pursuant to the HSR Act or Foreign Antitrust Laws has expired or been terminated; provided, however, that the Purchaser shall provide reasonable advance written notice to each such Company Earnout Stockholder or holder of a Purchaser Option or Purchaser RSU of the reasonably anticipated issuance of Earnout Shares (including the anticipated date of such issuance and the estimated number of shares), and upon receipt of such notice, any such Company Earnout Stockholder or holder of a Purchaser Option or Purchaser RSU shall promptly make all required filing pursuant to the HSR Act or Foreign Antitrust Laws in connection therewith.

Article III

Closing

Section 3.01 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VII, the consummation of the Transactions (other than the transactions contemplated by this Agreement that by their nature are to be satisfied prior to the Closing) (the “Closing”) shall take place by electronic exchange of documents and signatures at a time and date to be specified in writing by the Parties, which date shall be no later than the third (3rd) Business Day after all the Closing conditions in Article VII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other date, time or place (including remotely) as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

Section 3.02 Closing Documents.

(a) Purchaser Closing Certificate. Two (2) Business Days prior to the Closing, the Purchaser shall deliver to the Company a written notice setting forth the Purchaser’s good faith calculation of the following: (i) the aggregate amount of cash proceeds that will be required to satisfy any exercise of the Redemption; (ii) the aggregate amount of the Purchaser Transaction Costs as of the Closing, including any supporting details reasonably requested by the Company; and (iii) the number of shares of Domesticated Purchaser Common Stock to be outstanding as of the Closing and after giving effect to the Domestication and the Redemption (but excluding any securities of Domesticated Purchaser Common Stock to be issued in the Mergers).

(b) Company Closing Certificate. Two (2) Business Days prior to the Closing, the Company shall deliver to the Purchaser a written notice (the “Company Closing Certificate”) setting forth the Company’s good faith calculation of the aggregate amount of the Company Transaction Costs as of the Closing, including any supporting details reasonably requested by the Purchaser.

Section 3.03 Payment of Expenses.

(a) Company Transaction Costs. On the Closing Date, the Purchaser shall pay or cause to be paid by wire transfer of immediately available funds all Company Transaction Costs.

(b) Purchaser Transaction Costs. On the Closing Date, the Purchaser shall pay or cause to be paid by wire transfer of immediately available funds all Purchaser Transaction Costs.

Section 3.04 Calculation of Exchange Ratio. No later than five (5) Business Days prior to the date of the Purchaser Shareholders’ Meeting, the Company shall deliver to the Purchaser a calculation (the “Exchange Ratio Calculation”) setting forth the Company’s good faith, estimated calculation of the Exchange Ratio (using an estimate of each component thereof as of such date); provided, however, the Company may deliver one or more updated Exchange Ratio Calculations to the Purchaser at any time up to one (1) Business Day prior to the Closing Date in order to reflect any subsequent changes in the outstanding Fully-Diluted Company Shares following the delivery of such Exchange Ratio Calculation in connection with the exercise of any Company Convertible Security, Company Warrant, Company Restricted Stock Award, Company Option or Company RSU. The Company shall make relevant back-up materials used or useful in preparing the Exchange Ratio Calculation, as reasonably requested in writing by the Purchaser, available to the Purchaser and, if requested in writing by the Purchaser, its accountants and counsel at reasonable times and upon reasonable notice. The Company shall give the Purchaser a reasonable opportunity to comment on the Exchange Ratio Calculation and shall consider in good faith any comments provided by the Purchaser in a reasonably timely manner.

Article IV

Representations and Warranties of the Company

Except as set forth in the disclosure letter dated as of the date of this Agreement delivered by the Company to the Purchaser (the “Company Disclosure Letter”) prior to or in connection with the execution and delivery of this Agreement, the Company hereby represents and warrants to the Purchaser and the Merger Subs, as of the date of this Agreement and as of the Closing, as follows:

Section 4.01 Organization and Standing. The Company is a Delaware corporation duly incorporated, validly existing and in good standing under the DGCL and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except as would not be material to the Target Companies, taken as a whole. The Company is duly qualified or licensed and in good standing in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Subsidiary of the Company is a corporation, limited liability company or other entity duly incorporated or formed (as applicable), validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate, limited liability company or other (as applicable) power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except as would not be material to the Target Companies, taken as a whole. Each Subsidiary of the Company is duly qualified or licensed and in good standing in the jurisdiction in which it is formed or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has provided to the Purchaser true, correct and complete copies of the Target Companies’ Organizational Documents, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents.

Section 4.02 Authorization; Binding Agreement. Subject to the receipt of the Requisite Shareholder Approval, the Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of directors in accordance with its Organizational Documents, and (b) other than the Requisite Shareholder Approval, no other proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s board of directors, by resolutions duly adopted, has (i) determined that this Agreement and the

Transactions are advisable, fair to, and in the best interests of, the Company and its shareholders, (ii) approved this Agreement and Transactions, (iii) directed that this Agreement be submitted to its shareholders for adoption and (iv) recommended that its shareholders adopt this Agreement.

Section 4.03 Capitalization.

(a) The authorized capital stock of the Company consists of nineteen million (19,000,000) shares of Company Common Stock, and eleven million, three hundred and forty-four thousand, nine hundred and twenty-six (11,344,926) shares of Company Preferred Stock, of which three million, four hundred and twenty-eight thousand, six hundred and forty-nine (3,428,649) shares have been designated as Company Series Seed Preferred Stock, three million, six hundred and sixty-nine thousand, four hundred and seventy-five (3,669,475) shares have been designated as Company Series A Preferred Stock, and four million, two hundred and forty-six thousand, eight hundred and two (4,246,802) shares have been designated as Company Series B Preferred Stock. As of July 20, 2026, (i) five million, six hundred and seventy-nine thousand, one hundred and eighty-three (5,679,183) shares of Company Common Stock (inclusive of shares subject to Company Restricted Stock Awards) are issued and outstanding, (ii) three million, four hundred and twenty-eight thousand, six hundred and forty-nine (3,428,649) shares of Company Series Seed Preferred Stock are issued and outstanding, (iii) three million, five hundred and fifty-four thousand, three hundred and one (3,554,301) shares of Company Series A Preferred Stock are issued and outstanding, and (iv) three million, four hundred and ninety-six thousand, four hundred and seventeen (3,496,417) shares of Company Series B Preferred Stock are issued and outstanding. Set forth on Section 4.03(a) of the Company Disclosure Letter is a true, correct and complete list of each record holder of any equity interests of the Company, including the Company Warrants, the Company Restricted Stock Awards, and the Company Options, and the number of such equity interests held by each such holder as of the date of this Agreement. As of the date of this Agreement, no Company RSUs are outstanding. Other than such equity interests, including the Company Warrants, the Company Restricted Stock Awards, and the Company Options, set forth on Section 4.03(a) of the Company Disclosure Letter, the Company does not have any other issued or outstanding capital stock or securities exercisable or exchangeable for, or convertible into, capital stock.

(b) Prior to giving effect to the Transactions, all of the Company’s capital stock and securities exercisable or exchangeable for, or convertible into, capital stock (other than the Company Warrants, the Company Restricted Stock Awards, the Company Options and the Company RSUs) will be owned by the Sellers free and clear of any Liens other than those imposed under the Company Organizational Documents, applicable securities Laws, Permitted Liens or as set forth on Section 4.03(b)(i) of the Company Disclosure Letter. All of the issued and outstanding capital stock of the Company has been duly authorized and validly issued in accordance with applicable Laws, including applicable securities Law, and the Company Organizational Documents, and is not subject to, nor was it issued in violation of, any preemptive rights, rights of first refusal or similar rights, except where such violation or failure would not reasonably be expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole. Except as set forth on Section 4.03(b)(ii), there are no preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its stockholders is a party or bound relating to any capital stock or securities exercisable or exchangeable for, or convertible into, capital stock, whether or not outstanding. Except with respect to the Company Restricted Stock Awards, and Company Options, there are no outstanding equity appreciation, phantom equity or other equity or equity-based incentive awards with respect to the Company. There are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s capital stock. Except as set forth in the Organizational Documents of the Target Companies and except for repurchase rights under the Company Equity Incentive Plans (or award agreements thereunder), there are no outstanding contractual obligations of the Target Companies to repurchase, redeem or otherwise acquire any equity interests or securities of such Target Company, nor has any Target Company granted any registration rights to any Person with respect to such Target Companies’ equity securities. All of the Target Companies’ securities have been granted, offered, sold and issued in compliance with applicable securities Laws. Each Company Restricted Stock Award, and Company Option was validly granted or issued and properly approved by the Company’s board of directors (or appropriate committee thereof) in accordance with the terms of the applicable Company Equity Incentive Plan. Each Company Option has been granted with an exercise price that is intended to be no less than the fair market value of the underlying share of Company Common Stock on the date of grant, as determined in accordance with Section 409A of the Code or Section 422 of the Code (in each case, if applicable).

(c) Except as provided for in this Agreement or as set forth on Section 4.03(c) of the Company Disclosure Letter, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of the Target Companies are issuable and no shares, warrants, options or other securities of the Target Companies will accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or payment).

Section 4.04 Subsidiaries. Section 4.04 of the Company Disclosure Letter sets forth the names of the Company’s direct and indirect Subsidiaries, and with respect to each Subsidiary (a) its jurisdiction of incorporation or organization, (b) all names other than its legal name under which such Subsidiary does business, as applicable, (c) its authorized shares or other equity interests (if applicable) and (d) the number of issued and outstanding shares or other equity interests of such Subsidiary and the record holders and beneficial owners thereof. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, and, where such concepts are applicable, fully paid and non-assessable, and were offered, sold and delivered in compliance with all applicable securities Laws and their Organizational Documents and are not subject to, nor were they issued in violation of, any preemptive rights, rights of first refusal or similar rights, except where such violation or failure would not reasonably be expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole, and are owned by one or more of the Target Companies, free and clear of all Liens other than those imposed under such Subsidiaries’ Organizational Documents, applicable securities Laws, Permitted Liens or as set forth on Section 4.04 of the Company Disclosure Letter. There are no preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of their owners is a party or bound relating to any membership interests or other equity securities of any of the Company’s direct or indirect Subsidiaries, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or other equity or equity-based incentive awards with respect to the Company’s direct or indirect Subsidiaries. There are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the equity interests of the Company’s direct or indirect Subsidiaries.

Section 4.05 No Conflict; Governmental Consents and Filings.

(a) Except as otherwise described in Section 4.05(a) of the Company Disclosure Letter, subject to the receipt of the Requisite Shareholder Approval and the consents, approvals, authorizations and other requirements set forth in Section 4.05(a) of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the other Ancillary Documents to which the Company is a party and the consummation by the Company of the Transactions does not and will not: (i) violate any provision of, or result in the breach of, any applicable Law to which any Target Company is subject or by which any property or asset of any Target Company is bound; (ii) conflict with or violate the Organizational Documents of any Target Company; (iii) violate any provision of or result in a breach, default or acceleration of, require a consent under, or create any right to payment under any Company Material Contract, or terminate or result in the termination of any Company Material Contract, or result in the creation of any Lien (other than a Permitted Lien) under any Company Material Contract upon any of the properties or assets of any Target Company, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, acceleration, termination or creation of a Lien (other than a Permitted Lien); or (iv) result in a violation or revocation of any required Consents, except to the extent that the occurrence of any of the foregoing items set forth in clauses (i), (iii) or (iv) would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions or reasonably be expected to have a Company Material Adverse Effect.

(b) Assuming the truth and completeness of the representations and warranties of the Purchaser and the Merger Subs contained in this Agreement, no consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Target Companies with respect to the Target Companies’ execution, delivery or performance of this Agreement, any of the other Ancillary Documents to which it is a party or the consummation by the Target Companies of the Transactions, except for: (i) any consents, notices, approvals, authorizations, designations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; (ii) compliance with any applicable requirements of the securities Laws; (iii) any filing or notice required pursuant to the HSR Act; and (iv) as otherwise disclosed on Section 4.05(b) of the Company Disclosure Letter.

Section 4.06 Financial Statements.

(a) The Company has provided to the Purchaser: (i) unaudited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the unaudited consolidated balance sheet the related unaudited consolidated income statements and statements of cash flows of the Target Companies as of and for the three (3) month period ending March 31, 2026 (the “Interim Company Financials”); and (ii) unaudited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheet of the Target Companies as of December 31, 2025 and December 31, 2024, and the related consolidated unaudited income statement, changes in stockholders’ equity and statement of cash flows for the fiscal year then ended (together with the Interim Company Financials, the “Unaudited Company Financials” and together with the Interim Company Financials and the Audited Financial Statements, the “Company Financials”). The Company Financials were derived in all material respects from the books and records of the Target Companies, which books and records are, in all material respects, true, correct and complete and have been maintained in all material respects in accordance with commercially reasonable business practices. Except as set forth on Section 4.06(a) of Company Disclosure Letter, the Company Financials, when delivered, will have been prepared in all material respects, in accordance with GAAP consistently applied throughout the periods covered thereby (except in the case of the Unaudited Company Financials for the absence of footnote disclosures and other presentation items required for GAAP and for year-end adjustments that will not be material) and present fairly in all material respects, the consolidated financial position, results of operations, income (loss), changes in equity and cash flows of the Target Companies as of the dates and for the periods indicated in such Company Financials in conformity with GAAP (except in the case of the Unaudited Company Financials for the absence of footnote disclosures and other presentation items required for GAAP and for year-end adjustments that will not be material) and were derived from and accurately reflect in all material respects, the books and records of each of the Target Companies. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) The Target Companies have established and maintain a system of internal controls. Such internal controls are designed to provide reasonable assurance that (i) transactions are executed in all material respects in accordance with management’s authorization and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for each Target Company’s assets.

(c) The Company has not identified in writing and has not received written notice from an independent auditor of (x) any significant deficiency or material weakness in the system of internal controls utilized by the Company, (y) any material fraud that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal controls over financial reporting utilized by the Company or (z) any claim or allegation regarding any of the foregoing.

(d) There are no outstanding loans or other extensions of credit made by any Target Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

Section 4.07 Undisclosed Liabilities. There is no Liability of any Target Company, except for Liabilities: (a) provided for in, or otherwise reflected or reserved for on the Unaudited Company Financials or disclosed in the notes thereto; (b) that have arisen in the ordinary course of business since the date of the most recent balance sheet included in the Unaudited Company Financials; (c) arising under this Agreement and/or incurred in connection with the Transaction; or (d) which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.08 Absence of Certain Changes. Except as set forth on Section 4.08 of the Company Disclosure Letter, and for activities conducted in connection with this Agreement and the transactions contemplated hereby, since December 31, 2025 through the date of this Agreement, (a) there has not been any Company Material Adverse Effect and (b) each Target Company (i) has conducted its business in the ordinary course of business consistent with past practice, (ii) has not taken any action or committed or agreed to take any action that, if taken after the date of this Agreement, would be prohibited by Section 6.02(b).

Section 4.09 Compliance with Laws.

(a) Each Target Company has, since its inception, complied with, and is not currently in violation of, any applicable Law with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and are not reasonably likely to be material to the Target Company, taken as a whole. No written notice of non-compliance with any applicable Law has been received by any Target Company since its inception.

(b) Each Target Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders, or other Consents from Governmental Authorities necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such approvals would not, individually or in the aggregate, reasonably be expected to be material to the Target Company, taken as a whole.

Section 4.10 Government Contracts.

(a) Section 4.10(a) of the Company Disclosure Letter is a true, correct and complete list, as of the date of this Agreement, of each Government Contract to which a Target Company is a party and accurately identifies for each such Government Contract current and complete information regarding, where applicable and to the extent the disclosure of such information does not violate any Target Company’s obligations under any law or agreement: the contract number, the customer (contracting agency and prime contractor, as applicable), any subcontracts and the applicable subcontract number (if applicable), the total estimated contract value, the total funded amount, and the contract period of performance. Section 4.10(a) of the Company Disclosure Letter also identifies each Government Contract that was awarded on the basis of any qualification as a small business, or other set aside or preferential prime contractor or subcontractor bidding status (collectively, a “Preferred Bidder Status”). Each Government Contract listed in Section 4.10(a) of the Company Disclosure Letter was legally awarded to the applicable Target Company, is in full force and effect and constitutes a legal, valid, and binding agreement, enforceable in accordance with its terms. The Company has delivered or made available to Purchaser copies of the main contract documents including all material modifications, task orders, purchase orders, and delivery orders for those Government Contracts provided on Section 4.10(a) of the Company Disclosure Letter, together with all other material documentation related thereto as requested by Purchaser.

(b) Section 4.10(b) of the Company Disclosure Letter sets forth a current, accurate, and complete list of each Government Bid (including task order bids under current Government Contracts and teaming agreements entered into in preparation for Government Bids) that any Target Company has entered into or submitted to a Governmental Authority (or a prime contractor or higher-tier subcontractor) within the past year, plans to submit within the next 90 days, or for which no notice of award decision has been received by any Target Company 30 days or more prior to the date of this Agreement. Section 4.10(b) of the Company Disclosure Letter accurately identifies for each such Government Bid current, complete, and accurate information regarding, where applicable: the proposal type (new business, task order, etc.), the anticipated award type (sole source, full and open, small business, etc.), the project title, the customer (agency, prime contractor, or higher-tier subcontractor as applicable), the estimated award date and the estimated value of the proposed contract based on the Target Company’s proposal.

(c) Section 4.10(c) of the Company Disclosure Letter sets forth a list of each outstanding teaming agreement or existing joint venture agreement of any Target Company. The Company has made available to the Purchaser true, correct and complete copies of all such teaming agreements and joint venture agreements. The Target Companies have complied with all material terms and conditions of such joint venture agreements and teaming agreements.

(d) With respect to each Government Contract or Government Bid to which a Target Company is a party, and except as set forth in Section 4.10(d) of the Company Disclosure Letter: (i) the Target Companies have complied with all material terms and conditions of such Government Contract or Government Bid, including but not limited to all applicable provisions of FAR 52.204-21 (Basic Safeguarding of Covered Contractor Information Systems), DFARS 252.204-7012 (Safeguarding Covered Defense Information and Cyber Incident Reporting), the cybersecurity standards set forth in the National Institute of Standards and Technology (“NIST”) Special Publication 800-171, DFARS 252.204-7020, NIST SP 800-171 DoD Assessment Requirements, FAR 52.204-24 (Representation Regarding Certain Telecommunications and Video Surveillance Services or Equipment), FAR 52.204-25 (Prohibition on Contracting for Certain Telecommunications and Video Surveillance Services or Equipment), the Buy American Act (41 U.S.C. §§ 10a-10d) and the Trade Agreements Act (“TAA”) (19 U.S.C. §§ 2501-2581), and all corresponding FAR and DFARS provisions; (ii) the Target Companies have complied with all material requirements of Law pertaining to such Government Contract or Government Bid; (iii) all representations and certifications executed with respect to such Government Contract or Government Bid were accurate and truthful in all material respects to the Knowledge of the Company as of their effective date; (iv) all invoices and claims for payment, reimbursement, or adjustment, including requests for progress payments and provisional or progress cost payments, submitted by the Target Companies in connection with a Government Contract or Government Bid were current, accurate, and complete in all material respects to the Knowledge of the Company as of their respective submission dates; (v) no systems of internal controls has been determined in writing, by any Governmental Authority to be in noncompliance; (vi) to the Knowledge of the Company, the Target Companies have not violated, in any material respect, any Law or contractual restriction associated with the employment of (or discussions concerning possible employment with) current or former officials or employees of a Governmental Authority (regardless of the branch of government), including but not limited to the “revolving door” and “financial interest” restrictions set forth at 18 U.S.C. § 207 and § 208; and (vii) except as set forth on Section 4.10(d)(vii) of the Company Disclosure Letter, in the past five years, the Target Companies have not received any written adverse past performance evaluation or CPARS report, or been given notice of termination for default arising out of negative performance reviews or a show cause notice from the relevant customer, cure notice, show cause notice, deficiency or similar notice, stop work order or non-exercise of any option to extend a multi-year contract. Except as set forth on Section 4.10(d) of the Company Disclosure Letter, consummation of the transactions contemplated by this Agreement will not require notice to transfer or constitute, cause or serve as the basis of non-performance or non-compliance with any term of any Government Contract or Government Bid to which a Target Company is a party.

(e) With respect to each Target Company and except as set forth on Section 4.10(e) of the Company Disclosure Letter: (i) none of the Target Companies has been, or is currently, debarred, suspended, or proposed for debarment or suspension by any Governmental Authority, and each is properly registered and in good standing in the System for Award Management (SAM); (ii) no Target Company has received any written notice that any officer or employee, consultant, or agent of any Target Company is, or during the last five years has been, under administrative, civil, or criminal investigation, indictment, or information by any Governmental Authority (A) relating to the performance of his or her duties for the Target Company and (B) as would reasonably be expected to have a Company Material Adverse Effect; (iii) to the Knowledge of the Company, there is not pending any audit or investigation of any Target Company or its officers, employees, consultants or agents nor within the last five years has there been either (A) a non-routine audit of a Target Company, (B) an audit that resulted in a material adjustment to amounts invoiced or (C) any audit or investigation of any Target Company or its respective officers, employees, or consultants resulting in a material adverse finding with respect to any alleged irregularity, misstatement, or omission arising under or relating to any Government Contract or Government Bid; (iv) during the last five years, no Target Company has made any voluntary or mandatory disclosure to any Governmental Authority with respect to any alleged material irregularities, misstatements, or omissions; unlawful conduct; or significant overpayment arising under or relating to a Government Contract or Government Bid; (v) no Target Company has received any written (or, to the Knowledge of the Company, oral) notice of any determination by a Governmental Authority regarding, nor entered into a consent order or administrative agreement, with a Governmental Authority regarding, any suspected, alleged, or possible fraud, defective pricing, mischarging, improper payments, unauthorized release of information, irregularity, misstatement, omission or violation of law or regulation, or any administrative or contractual requirement related to a Government Contract or Government Bid; (vi) no Target Company has received any written (or, to the Knowledge of the Company, oral) notice of complaint (whether or not sealed or partially unsealed) regarding any suspected, alleged, or possible fraud, defective pricing, mischarging, improper payments, unauthorized release of information, irregularity, misstatement, omission or violation of law or regulation, or any administrative or contractual requirement related to a Government Contract or Government Bid; and (vii) no Target Company has received written document requests, subpoenas, search warrants, or civil investigative demands addressed to or requesting information involving any Target Company or any of their members, managers, officers, employees, affiliates, consultants, agents, or representatives in connection with or concerning any information related to a Government Contract or Government Bid.

(f) With respect to each of the Target Companies and except as set forth in Section 4.10(f) of the Company Disclosure Letter, (i) there are no outstanding claims against any Target Company for which any Target Company has received written notice, either by the U.S. Government or by any prime contractor, subcontractor, vendor, or other third party arising under or relating to any Government Contract or Government Bid referred to in Section 4.10(a) and Section 4.10(c) of the Company Disclosure Letter, respectively; (ii) there are, to the Knowledge of the Company, no disputes between any Target Company and any Governmental Authority under the Contract Disputes Act or any other Law or between any Target Company and any prime contractor, subcontractor, or vendor arising under or relating to any such Government Contract or Government Bid; and (iii) no Government Contract is or has been the subject of any bid protest proceeding.

(g) No costs incurred by any of the Target Companies have been formally disallowed as a result of a written finding or determination by a Governmental Authority, and no Governmental Authority has withheld or setoff or, to the Knowledge of the Company, attempted to withhold or setoff, material amounts otherwise due or payable to any Target Company under any Government Contract. Except as disclosed on Section 4.10(g) of the Company Disclosure Letter, to the Knowledge of the Company, no prime contractor or higher-tier subcontractor under a Government Contract has withheld or set off, or attempted to withhold (other than the hold-backs pursuant to contracts in the ordinary course of business) or set-off, material amounts of money otherwise acknowledged to be due to any Target Company under any such Government Contract. To the Knowledge of the Company, no prime contractor or higher-tier subcontractor under an outstanding Government Contract has disallowed, or raised any basis for disallowance of, any material costs claimed by any Target Company under any such Government Contract.

(h) Except as set forth in Section 4.10(h) of the Company Disclosure Letter, neither any Target Company nor any of their present Principals (as that term is defined in FAR 2.101), nor, to the Knowledge of the Company, employees are, or during the last five years have been, suspended or debarred from doing business with a Governmental Authority, proposed for suspension or debarment, or are (or during such period were) the subject of a finding of non-responsibility or ineligibility for contracting with any Governmental Authority.

(i) Except as set forth in Section 4.10(i) of the Company Disclosure Letter, no Target Company has received: (i) any written (nor, to the Knowledge of the Company, oral) notice of non-responsibility or ineligibility for award of a contract or disqualification from award of a contract within the past five years, nor to the Knowledge of the Company, do any circumstances exist that would warrant the institution of debarment, suspension, or exclusion proceedings or any finding of non-responsibility, ineligibility, or disqualification with respect to any Target Company in the future.

(j) Except for the Government Contracts listed on Section 4.10(j) of the Company Disclosure Letter, there is no fixed-price Government Contract that a Target Company has entered into or is otherwise obligated to perform and for which (i) performance has not been completed; (ii) final payment has not been received; (iii) warranty, support, or maintenance obligations have been retained; or (iv) the costs to any Target Company of completing performance of the fixed-price component of the contract or subcontract, and/or fulfilling all contractual obligations, have exceeded or are reasonably expected to exceed the fixed-price amount of such contract or subcontract (i.e., each Target Company is in a loss position or reasonably expects to incur a loss with respect to the fixed-price component of the contract or subcontract).

(k) Section 4.10(k) of the Company Disclosure Letter identifies, as of the date of this Agreement, all material personal property, equipment, and fixtures loaned, bailed, or otherwise furnished to a Target Company by or on behalf of any Governmental Authority (the “Government-Furnished Items”). To the Knowledge of the Company, each Target Company has complied in all material respects with all its applicable obligations relating to the Government-Furnished Items as imposed by Law (including the FAR and DFARS) and, upon the return thereof to the applicable Governmental Authority in the condition thereof on the date of this Agreement, would reasonably be expected to have no Liability to such Governmental Authority with respect thereto.

Section 4.11 Company Permits. Each Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Target Company) holds all material Permits required to own, lease and operate its assets and properties (collectively, the “Company Permits”). Section 4.11 of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Permits held by the Target Companies.

To the Knowledge of the Company, each Company Permit is in full force and effect and will, upon its termination or expiration, be timely renewed or reissued upon terms and conditions substantially similar to its existing terms and conditions and there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, suspension, restriction, adverse modification or termination of any Company Permit. No Target Company is in material default or violation of any Company Permit applicable to such Target Company.

Section 4.12 Litigation. Except as described on Section 4.12 of the Company Disclosure Letter, there are no (a) Legal Proceedings of any nature currently pending or, to the Knowledge of the Company, threatened, against any Target Company or any of its properties or assets, or any of the directors or officers of any Target Company with regard to their actions as such; (b) to the Knowledge of the Company, pending or threatened audits, examinations or investigations by any Governmental Authority against any Target Company; (c) pending or written threatened Legal Proceedings by any Target Company against any third party; (d) no settlements or similar agreements that imposes any material ongoing obligations or restrictions on any Target Company; and (e) no Orders imposed or, to the Knowledge of the Company, threatened in writing to be imposed upon any Target Company or any of their respective properties or assets, or any of the directors or officers of any Target Company with regard to their actions as such.

Section 4.13 Material Contracts.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Contracts described in clauses (i) through (xix) below, other than Company Benefit Plans (except that the Contracts listed in respect of clauses (x) and (xii) shall include any applicable Company Benefit Plans), to which, as of the date of this Agreement, any Target Company is a party or by which any Target Company, or any of its properties or assets, are bound or affected (each Contract required to be set forth on Section 4.13(a) of the Company Disclosure Letter, a “Company Material Contract”). True, correct, complete copies of the Company Material Contracts, including amendments thereto, have been delivered or made available to the Purchaser. The Company Material Contracts include:

(i) Each Contract that contains covenants that limit the ability of any Target Company (or purports to bind any Affiliate thereof) (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person in any material respect, including any non-competition covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses, or (B) to purchase or acquire an interest in any other Person;

(ii) Each joint venture Contract, profit-sharing agreement, partnership, limited liability company agreement with a third party or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii) Each Contract that involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) Each Contract that involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $500,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Target Company or another Person;

(v) Each Contract for the acquisition of any Person or any business division thereof or the disposition of any material assets of any of Target Company (other than in the ordinary course of business), in each case, whether by merger, purchase or sale of stock or assets or otherwise (other than Contracts for the purchase or sale of inventory or supplies entered into in the ordinary course of business), occurring in the last three (3) years and/or relating to the pending or future acquisitions or dispositions, in each case, involving aggregate payments in excess of $500,000;

(vi) Each obligation to make payments in excess of $1,000,000, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(vii) Each lease, rental agreement, installment and conditional sale agreement, or other Contract that, in each case, (A) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any personal property; and (B) involves aggregate annual payments in excess of $100,000 for agreements related to real property and $100,000 individually for agreements related to personal property;

(viii) Each Contract that by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $1,000,000 per year or $5,000,000 in the aggregate;

(ix) Each Contract with any Top Supplier (other than purchase orders, invoices, statements of work and non-disclosure or similar agreements entered into in the ordinary course of business consistent with past practice that do not contain any material terms relating to the Contract underlying the applicable Top Supplier relationship);

(x) Each collective bargaining (or similar) agreement or Contract between the Target Company on one hand, and any labor union or other body representing employees of the Target Company on the other hand;

(xi) Each Contract that obligates the Target Companies to provide continuing indemnification (other than under customary commercial indemnification obligations incurred in the ordinary course of business consistent with past practice) or a guarantee of obligations of a third party after the date of this Agreement in excess of $1,000,000;

(xii) Each Contract that is between any Target Company and any directors, officers or employees of a Target Company that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or payable upon the consummation of the Transactions;

(xiii) Each Contract that obligates the Target Companies to make any capital commitment or expenditure in excess of $1,000,000 (including pursuant to any joint venture);

(xiv) Each Contract that relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which any Target Company has outstanding obligations (other than customary confidentiality obligations) in excess of $1,000,000;

(xv) Each Contract that (A) contains any assignment of, or any covenant not to assert or enforce, any Owned Intellectual Property material to the business of any Target Company; (B) pursuant to which any Owned Intellectual Property material to the business of any Target Company is or was developed by, with or for any Target Company in any material respect; (C) grants to a third Person a license, immunity, or other right in or to any Owned Intellectual Property material to the business of any Target Company (including any exclusive license); or (D) is granted by a third Person a license, immunity, or other right in or to any Intellectual Property or IT Assets material to the business of any Target Company; provided, however, none of the following will be required to be set forth on Section 4.13(a)(xv) of the Company Disclosure Letter but will constitute Company Material Contracts if they otherwise qualify: (u) non-exclusive licenses of Intellectual Property from suppliers, service providers, customers or end users in the ordinary course of business; (v) non-disclosure or confidentiality agreements entered into in the ordinary course of business; (w) non-exclusive licenses of Owned Intellectual Property granted to suppliers, service providers, customers or end users in the ordinary course of business consistent with past practice; (x) licenses of open source Software; (y) Off-the-Shelf Software; and (z) invention assignment and confidentiality agreements with employees and contractors on standard forms made available to Purchaser and without any material deviations or exceptions;

(xvi) All Contracts involving transactions with an Affiliate of any Target Company (other than employment agreements, employee confidentiality and invention assignment agreements, equity or incentive equity documents and Organizational Documents);

(xvii) Any Contract that is a settlement, conciliation, or similar agreement with any Governmental Authority;

(xviii) All Contracts with any Governmental Authority to which any Target Company is a party, including any Government Contracts and Government Bids; and

(xix) that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant.

(b) Except for any Company Material Contract that is terminated or expires following the date of this Agreement in accordance with its terms, each Company Material Contract is valid, binding and enforceable in all respects against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions). Except as would not reasonably be expected to be material to the Target Companies, taken as a whole, except for any Company Material Contract that is terminated or expires following the date of this Agreement in accordance with its terms and except as otherwise disclosed in Section 4.13(b) of the Company Disclosure Letter, with respect to each Company Material Contract: (i) no Target Company is in breach of or default under, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach of or default under by any Target Company, or permit termination or acceleration by the other party thereto of, such Company Material Contract and, to the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach of or default under by any such other party, or permit termination or acceleration by a Target Company of, such Company Material Contract; (ii) no party to any Company Material Contract has given any written notice of any such breach, default or event described in clause (i); and (iii) no Target Company has received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Company in any material respect.

Section 4.14 Intellectual Property.

(a) Section 4.14(a) of the Company Disclosure Letter sets forth a true, correct and complete list of: (i) all U.S. and foreign registered or issued Intellectual Property and applications owned or licensed by a Target Company otherwise used or held for use by a Target Company in which a Target Company is the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates; and (ii) all material unregistered trademarks and service marks. Each item of Company Registered IP is valid, subsisting and enforceable. Each Target Company owns, free and clear of all Liens (other than Permitted Liens or any Liens set out on Section 4.14(a) of the Company Disclosure Letter), has valid and enforceable rights in, and has the right to use all Intellectual Property necessary for the conduct of the business of the Target Companies as presently conducted. No item of Company Registered IP that consists of a pending Patent application fails to identify all pertinent inventors in any material respect, and for each Patent and Patent application in the Company Registered IP, the Target Companies have obtained valid assignments of inventions from each inventor. Except as set forth on Section 4.14(a) of the Company Disclosure Letter, all Company Registered IP and other Owned Intellectual Property are owned exclusively by the applicable Target Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP and other Owned Intellectual Property.

(b) Each Target Company has a valid and enforceable written license or other valid right to use all other Company IP, including Intellectual Property that is the subject of the Company IP Licenses applicable to such Target Company. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, taken as a whole, each Target Company has performed all obligations imposed on it in the Company IP Licenses, has made all undisputed payments required to date, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would reasonably be expected to constitute a material default thereunder. The continued use by the Target Companies of the Intellectual Property that is the subject of the Company IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of any Target Company. All registrations for Company Registered IP are in force and in good standing with all required fees and maintenance fees having been paid with no Legal Proceedings pending, and all applications to register any Intellectual Property are pending and in good standing, all without challenge of any kind. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, taken as a whole, no Target Company is party to any Contract that requires a Target Company to assign to any Person any or all of its rights in any Intellectual Property developed by a Target Company under such Contract.

(c) No Legal Proceeding is pending or, to the Knowledge of the Company, threatened against a Target Company that challenges the validity, enforceability, ownership, or right to use any material Company IP, nor, to the Knowledge of the Company, is there any reasonable basis for any such Legal Proceeding. No Target Company has received any written or, to the Knowledge of the Company, oral notice or claim asserting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any Target Company, nor to the Knowledge of the Company is there a reasonable basis therefor. There are no Orders to which any Target Company is a party or is otherwise bound that (i) restrict the rights of a Target Company to use, transfer, license or enforce any Intellectual Property owned by a Target Company, (ii) restrict the conduct of the business of a Target Company in order to accommodate a third Person’s Intellectual Property, or (iii) other than the Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned by a Target Company. No Target Company is currently infringing, or has in the past five (5) years infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Owned Intellectual Property or otherwise in connection with the conduct of the respective businesses of the Target Companies. To the Knowledge of the Company, no third party is currently, or in the past five (5) years has been, infringing upon, misappropriating or otherwise violating any Company IP.

(d) No current or former officers, employees or independent contractors of a Target Company has any ownership interest in any Owned Intellectual Property and no Person has claimed or asserted in writing any ownership interest or other rights in or to any Owned Intellectual Property. To the Company’s Knowledge, there has been no violation of a Target Company’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a

Target Company. Each Target Company has taken commercially reasonable actions to maintain, protect and enforce its rights in its material Owned Intellectual Property, including the secrecy, confidentiality and value of its material Trade Secrets and other material confidential information. To the Company’s Knowledge, none of the employees of any Target Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s reasonable efforts to promote the interests of the Target Companies, or that would materially conflict with the business of any Target Company as presently conducted or contemplated to be conducted. No Target Company has disclosed any material Trade Secrets or other material confidential information to any Person other than pursuant to a written confidentiality agreement or other legally binding obligation requiring such Person to maintain the confidentiality of such Trade Secrets or confidential information. Each Target Company has taken commercially reasonable efforts and security measures designed to maintain the security of all material Owned Intellectual Property, including measures designed to protect the secrecy and confidentiality of the material Company IP. Except as would not reasonably be expected to, individually or in the aggregate, be material to the Company, all Persons who have participated in or contributed to the creation or development of any material Owned Intellectual Property have executed written agreements pursuant to which all of such Person’s right, title and interest in and to any such Owned Intellectual Property has been irrevocably assigned (by a present tense assignment) to the Target Companies (or all such right, title, and interest vested in the Target Companies by operation of Law).

(e) Each Target Company is in all material respects in compliance with all licenses governing any open source Software that is incorporated into, used or distributed with any material Owned Intellectual Property. No open source Software is or has been included, incorporated or embedded in, linked to, combined, made available or distributed with, or used in the development, operation, delivery or provision of any Company Software in a manner that requires any Target Company to: (i) disclose, distribute, license or otherwise make available to any Person (including the open source community) any source code to such Company Software; (ii) license any such Company Software or other material Owned Intellectual Property for making modifications or derivative works; (iii) disclose, distribute, license or otherwise make available to any Person any such Company Software or other material Owned Intellectual Property for no or nominal charge; or (iv) grant a license to, or refrain from asserting or enforcing any of, its Patents (each of (i) – (iv), a “Copyleft Action”). No Person other than a Target Company or any service provider or contractor working by or on behalf of the Company possesses a copy in any form of any source code for any material Company Software and all such source code is in the applicable Target Company’s possession and has been maintained as confidential.

(f) Except as set forth on Section 4.14(f) of the Company Disclosure Letter, no government funding, nor any facilities of a university, college, other educational institution, or similar institution, or research center, was used by any Target Company in the development of any Owned Intellectual Property. No Governmental Authority has any (i) ownership interest or exclusive license in or to any material Owned Intellectual Property, (ii) “unlimited rights” (as defined in 48 C.F.R. § 52.227-14 and in 48 C.F.R. § 252.227-7013(a)) in or to any of the material Software, or (iii) “march in rights” (pursuant to 35 U.S.C. § 203) in or to any Patents constituting material Owned Intellectual Property.

(g) To the Knowledge of the Company, in the past five (5) years, no Person has obtained unauthorized access to Personal Information in the possession of a Target Company or in their control, except as would not reasonably be expected to be material to the Target Company. Except as would not reasonably be expected to be material to the Target Company, to the Knowledge of the Company, in the past five (5) years, no Target Company has experienced a security incident that has compromised the integrity or availability of the information technology, operational technology, or software applications the Target Companies own or operate. In the past five (5) years, (i) no written complaint relating to an unauthorized use or disclosure of, or a breach in the security of, any Personal Information has been received by a Target Company, nor (ii) has a Target Company been required by applicable Law or Contract to notify in writing, any person or entity of any security-related incident, in each case, except as would not reasonably be expected to be material to the Target Company. In the past five (5) years, each Target Company has complied in all material respects with all applicable Laws, Contract requirements and externally published policies relating to privacy, cybersecurity, and the collection, processing and use of Personal Information. Except as set forth on Section 4.14(g) of the Company Disclosure Letter, for the past five (5) years, each Target Company has implemented commercially reasonable policies and security measures (a) regarding the collection, use, disclosure, retention, processing, transfer, confidentiality, integrity, and availability of Personal Information and business proprietary or sensitive information in its possession or control, and (b) regarding the integrity and availability of the information technology, operational technology, and software applications the Target Company owns, operates, or outsources. The IT Assets do not contain any material malware, viruses, malicious code, “worms,” “Trojan horses,” “back doors,” or other vulnerabilities that could reasonably be expected to adversely impact the confidentiality, integrity and availability of the information technology and operational technology systems, and software applications. The IT Assets operate and perform as required by the Target Companies for the operation of its business as currently conducted, except in each case as would not, individually or in the aggregate, reasonably be expected to have a material impact on the Target Companies.

(h) The Target Companies (i) have materially complied with all applicable legal requirements and industry standards applicable to any proprietary AI/ML Software (including the ethical or responsible use thereof); (ii) have not received any complaint, claim, proceeding or litigation alleging that training data used in the development, training, improvement or testing of any proprietary AI/ML Software was falsified, biased, untrustworthy or manipulated in an unethical or unscientific way or request from regulators or legislators concerning any proprietary AI/ML Software; (iii) have not used any AI/ML Software (including Generative AI) to generate, create, or develop any Owned Intellectual Property in a manner that would reasonably be expected to result in the loss of, or inability to obtain ownership of such material Owned Intellectual Property. Section 4.14(h) of the Company Disclosure Letter sets forth a true, correct and complete list of all agreements pursuant to which the Company obtains the rights to use any third-party data used to train, teach, or improve any AI/ML Software that is material to the development of any Owned Intellectual Property or the ongoing operation or improvement of any Owned Intellectual Property (“Third-Party Datasets”). The Target Companies have complied in all material respects with all license terms applicable to, such Third-Party Datasets.

(i) Subject to obtaining all necessary consents, the consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of material Intellectual Property owned by a Target Company, or (ii) any Company IP License. Following the Closing, the Company shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Companies’ rights under such Contracts or Company IP Licenses to the same extent that the Target Companies would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Companies would otherwise be required to pay in the absence of such transactions.

Section 4.15 Taxes and Returns.

(a) Except in each case as set forth on Section 4.15 of the Company Disclosure Letter:

(i) Each Target Company (i) has or will have timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it (taking into account all valid extensions of time to file), and all such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid, collected, withheld or remitted, or caused to be timely paid, collected, withheld or remitted, all material Taxes required to be paid, collected, withheld or remitted by it, whether or not such Taxes are shown as due and payable on any Tax Return. The unpaid Taxes or Tax liabilities of the Target Companies did not, as of the most recent fiscal month end, materially exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Company Financials in accordance with U.S. GAAP.

(ii) There is no Legal Proceeding currently pending or, to the Knowledge of the Company, threatened against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file any Tax Returns or a particular type of Tax Return or pays any Tax or a particular type of Tax that it is or may be subject to such Tax or required to file such Tax Return in that jurisdiction.

(iii) There are no audits, examinations, investigations or other proceedings pending, or to the Knowledge of the Company, threatened against any Target Company in respect of any material Tax, and no Target Company has been notified in writing of any material proposed claims, deficiencies or assessments against any of them. No Target Company is currently contesting any material Tax liability before any Governmental Authority.

(iv) There are no Liens with respect to any material Taxes upon any Target Company’s assets, other than Permitted Liens.

(v) No Target Company has requested or consented to any waivers or extensions of any applicable statute of limitations for the collection or assessment of any material Taxes, which waiver or extension (or request thereof) is outstanding or pending.

(vi) No Target Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Law), or the use of an improper method of accounting on or prior to the Closing Date; (iii) any prepaid amounts received or deferred revenue realized or received on or prior to the Closing Date; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law); or (v) any “closing agreement” pursuant to Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) or any other agreement or arrangement with a Governmental Authority relating to Taxes.

(vii) No Target Company has participated in or been a party to, or sold, distributed or otherwise promoted, any “listed transaction,” as defined in Treasury Regulations Section 1.6011-4 (or any similar or corresponding provision of state, local or foreign Law).

(viii) No Target Company has been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes (other than a group the common parent of which is the Company). No Target Company has any Liability or potential Liability for the material Taxes of another Person (other than another Target Company) (i) pursuant to Treasury Regulations Section 1.1502-6 (or any similar or corresponding provision of U.S. state or local Tax Law) or under any other applicable Tax Law, (ii) as a transferee or successor, or (iii) by Contract (excluding customary commercial Contracts entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). No Target Company is a party to or bound by any material Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement (excluding agreements solely among the Target Companies and customary commercial Contracts entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreements, closing agreements or other agreement relating to Taxes with any Governmental Authority) that will be binding on any Target Company with respect to any period (or portion thereof) following the Closing Date.

(ix) No Target Company has requested, or is it the subject of or bound by any material private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request pending or outstanding.

(x) No Target Company has ever had a permanent establishment, office, branch, fixed place of business or other taxable presence in any country other than its jurisdiction of formation, and has not otherwise engaged in a trade or business in any country other than its jurisdiction of formation that subjected it to material Income Tax in such country.

(xi) No Target Company has ever been a party to any transaction that was purported or intended to be treated as a distribution of stock qualifying, in whole or in part, for tax-free treatment under Section 355 of the Code (or any corresponding or similar provision of U.S. state or local Tax Law).

(b) Except as set forth on Section 4.15 of the Company Disclosure Letter, the Company is, and has at all times since its formation been, classified as a C corporation for U.S. federal, state and local income tax purposes. The U.S. federal income tax classification of each of the Company’s Subsidiaries is as set forth on Section 4.15 of the Company Disclosure Letter.

(c) No Target Company has knowingly taken or failed to take (or agreed to take or not take) any action, nor is aware of any fact or circumstance, where such action, failure to act, fact or circumstance would reasonably be expected to prevent or impede the Domestication, the Sponsor Share Conversion or the Mergers from qualifying for their respective Intended Tax Treatments.

Section 4.16 Real Property.

(a) The Target Companies do not own any real property.

(b) Section 4.16(b) of the Company Disclosure Letter contains a true, correct and complete list as of the date of this Agreement of all premises currently leased or subleased or otherwise used or occupied by a Target Company for the operation of the business of such Target Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”). The Company has made available to the Purchaser true, correct and complete copies of each Company Real Property Lease. To the Knowledge of the Company, the Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect, subject, in each case, to the Enforceability Exceptions. No Target Company is in breach of or default under any Company Real Property Lease, and, to the Knowledge of the Company, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a breach or default, except for such breaches or defaults as would not individually or in the aggregate, reasonably be expected to be material to the Target Companies, taken as a whole. No Target Company has exercised, nor has any Target Company received written notice of any other parties exercise of, any termination rights with respect to any Company Real Property Lease. There are no leases, subleases, licenses, concessions or other Contracts granting to any Person other than a Target Company the right to use or occupy any premises subject to a Company Real Property Lease. There are no contractual or legal restrictions that preclude or restrict the ability of the applicable Target Company to use any premises subject to a Company Real Property Lease for the purposes for which it is currently being used, except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, taken as a whole. To the Knowledge of the Company, there are no latent defects or adverse physical conditions affecting any premises subject to a Company Real Property Lease, or the improvements thereon, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.17 Personal Property. Except as set forth on Section 4.17 of the Company Disclosure Letter, the Target Companies own and have good and marketable title to, or a valid leasehold interest in or right to use, their respective material tangible and intangible assets and personal property, free and clear of all Liens other than: (i) Permitted Liens; and (ii) the rights of lessors under any leases. The material tangible and intangible assets and personal property of the Target Companies: (A) constitute all of the assets, rights and properties that are necessary for the operation of the businesses of the Target Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the Target Companies as currently conducted; and (B) have been maintained in accordance with generally accepted industry practice, are in good working order and condition, except for ordinary wear and tear and as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Target Companies, taken as a whole.

Section 4.18 Employee Matters.

(a) The Target Companies are not a party to any collective bargaining agreement or other Contract with any labor organization or other representative of any of the employees of such Target Company, and the Company has no Knowledge of any pending activities or proceedings of any labor union or similar organization to organize or represent such employees. In the past three (3) years, there has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar material labor activity against the Target Companies with respect to any of their employees.

(b) Section 4.18(b) of the Company Disclosure Letter sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of the Company, threatened in writing between the Target Companies and Persons employed by or providing services as independent contractors to the Target Companies except for such controversies as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Target Companies, taken as a whole.

(c) Except as would not reasonably be expected to have a Material Adverse Effect, the Target Companies are and have been in the past three years in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other applicable Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations. The Target Companies have not received written or, to the Knowledge of the Company, oral notice that there is any pending Legal Proceeding involving unfair labor practices against the Target Companies. Except as would not reasonably be expected to have a Material Adverse Effect, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Target Companies brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(d) In the past three (3) years, the Target Companies have not engaged in layoffs, furloughs or employment terminations that would trigger application of the Workers’ Adjustment and Retraining Notification Act or any similar state or local law relating to group terminations. The Target Companies have not engaged in layoffs or furloughs or effected any broad-based salary or other compensation or benefits reductions, in each case, whether temporary or permanent, in the three (3) years prior to the date of this Agreement.

(e) In the past three (3) years, (i) no allegations of sexual harassment or sexual misconduct have been made in writing, or, to the Knowledge of the Company, threatened in writing to be made against or involving any current or former officer, director or other employee at the level of Vice President or above by any current or former officer, employee or individual service provider of the Target Company, and (ii) the Target Company has not entered into any settlement agreements resolving, in whole or in part, allegations of sexual harassment or sexual misconduct by any current or former officer, director or other key employee at the level of Vice President or above.

Section 4.19 Company Benefit Plans.

(a) Set forth on Section 4.19(a) of the Company Disclosure Letter is a true, correct and complete list of each material Company Benefit Plan (excluding, for clarity, any individual employment or consulting agreement or any individual agreement or arrangement evidencing the grant of a Company Restricted Stock Award or Company Option, in any case, in substantially the form scheduled on Section 4.19(a) of the Company Disclosure Letter).

(b) Except as would not reasonably be expected to have a Material Adverse Effect, each Company Benefit Plan is and has been operated, administered, maintained, and funded at all times in compliance with its terms and all applicable Laws in all material respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has received a favorable determination letter from the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter upon which the Target Company is entitled to rely) or (ii) the Target

Company has requested an initial favorable IRS determination of qualification within the period permitted by applicable Law. To the Knowledge of the Company, no event has occurred or circumstance exists which could reasonably be expected to adversely affect the qualified status of any such Company Benefit Plans.

(c) With respect to each Company Benefit Plan required to be listed on Section 4.19(a) of the Company Disclosure Letter, the Company has provided to Purchaser true, correct and complete copies, if applicable, of: (i) the Company Benefit Plan document (including any amendments, modifications or supplements thereto); (ii) the most recent summary plan description and material modifications thereto; (iii) the most recent Form 5500, if applicable, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the most recent determination letter (or opinion letter) received from the IRS, if any; (vi) the most recent actuarial valuation; and (vii) all material and non-routine communications with any Governmental Authority within the last three (3) years.

(d) Except as would not reasonably be expected to have a Material Adverse Effect, with respect to each Company Benefit Plan: (i) no Legal Proceeding is pending, or to the Knowledge of the Company, threatened (other than routine claims for benefits arising in the ordinary course of administration and administrative appeals of denied claims); (ii) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administration exemption; and (iii) all contributions and premiums due under the terms of the Company Benefit Plan prior to the date of this Agreement have been made in all material respects as required under ERISA or, to the extent not yet due, have been fully accrued in all material respects on the Company Financials in accordance with GAAP.

(e) Neither any Target Company nor any ERISA Affiliate currently maintains, or within the preceding six (6) years has maintained or contributed to, a Company Benefit Plan which is a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or which is a defined benefit pension plan otherwise subject to Title IV or ERISA or Section 412 of the Code.

(f) Except as set forth on Section 4.19(f) of the Company Disclosure Letter or as expressly set forth in this Agreement, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event, (i) entitle any Relevant Service Provider to any severance pay or increase in severance pay or any other compensation payable by the Target Companies, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due to any such Relevant Service Provider, (iii) directly or indirectly cause the Target Companies to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, or (iv) otherwise give rise to any material Liability under any Company Benefit Plan. The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, result in any “excess parachute payment” under Section 280G of the Code. No Company Benefit Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

(g) Except (i) to the extent required by Section 4980B of the Code or similar state Law or (ii) for coverage through the end of the calendar month in which a termination of employment occurs, the Target Companies do not provide post-retirement or post-termination health or welfare benefits to any former or retired employee and are not obligated to provide such post-retirement or post-termination benefits to any active employee following such employee’s retirement or other termination of employment or service.

(h) Except as would not reasonably be expected to have a Material Adverse Effect, taken as a whole, each Company Benefit Plan that is subject to Section 409A of the Code has been administered in compliance, and is in documentary compliance, with the applicable provisions of Section 409A of the Code, the regulations thereunder and other official guidance issued thereunder.

Section 4.20 Environmental Matters. Except as set forth in Section 4.20 of the Company Disclosure Letter:

(a) Each Target Company is in compliance in all material respects with all applicable Environmental Laws. Each Target Company has all material permits, licenses and other authorizations required under Environmental Laws for the operation of its business as currently conducted (collectively, “Environmental Permits”), except where the failure to hold any such Environmental Permit would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, taken as a whole, and each Target Company is in compliance in all material respects with such Environmental Permits. There is no pending or, the Knowledge of the Company, threatened revocation, modification or limitation of any Environmental Permit, except for such limitations as are set forth in such Environmental Permit, and except for any such notice that would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, taken as a whole.

(b) No material Legal Proceeding is pending or, to the Knowledge of the Company, threatened with respect to the Target Companies’ compliance with or Liability under Environmental Laws, and, to the Knowledge of the Company, there are no facts or circumstances that could reasonably be expected to form the basis of such a material Legal Proceeding.

(c) No Target Company is the subject of any outstanding Order of any Governmental Authority relating to (i) any material non-compliance by such Target Company with Environmental Laws, (ii) any Remedial Legal Proceeding, or (iii) the Release or threatened Release of a Hazardous Material.

(d) To the Knowledge of the Company, there has been no material release of any Hazardous Material by the Target Companies (i) at, in, on or under any property underlying Company Real Property Leases or in connection with the Company’s or its Subsidiaries’ respective operations of the property underlying Company Real Property Leases or (ii) at, in, on or under any property formerly owned or underlying Company Real Property Leases during the time that the Company or any of its Subsidiaries owned or leased such property or at any other location where Hazardous Materials generated by the Target Companies have been transported to, sent, placed or disposed of in a quantity or manner requiring reporting, investigation, remediation, monitoring or other response action by the Target Companies pursuant to applicable Environmental Laws.

(e) To the Knowledge of the Company, there is no investigation of the business, operations, or currently or formerly owned, operated, or leased property of a Target Company pending or threatened in writing that could lead to the imposition of any material Liens (other than Permitted Liens) under any Environmental Law or material Environmental Liabilities.

(f) To the Knowledge of the Company, no Target Company has disposed of or released any Hazardous Material at, on or under any facility currently or formerly owned or operated by any of the Target Companies or any third-party site, in each case in a manner that would be reasonably likely to give rise to a material Liability of the Target Companies for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under any Environmental Laws

(g) The Company has provided to the Purchaser all material written environmental reports, audits, assessments, liability analyses, memoranda and studies in the possession of, or conducted by, the Target Companies with respect to compliance or Liabilities under Environmental Law.

(h) No Target Company has retained or assumed by Contract any material Liabilities of any third party under Environmental Laws that remain outstanding, other than pursuant to Company Real Property Leases or other commercial Contracts entered into in the ordinary course of business and customary for Contracts of such type.

Section 4.21 Transactions with Related Persons. Except as set forth on Section 4.21 of the Company Disclosure Letter, and except for in the case of any employee, officer or director, of any employment Contract or Company Benefit Plans made in the ordinary course of business consistent with past practice, no Target Company is a party to any transaction or Contract with any (a) present or former executive officer or director of any of the Target Companies, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Target Companies or (c) any Affiliate, “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing; provided, however, that in each case of the foregoing, excluding any transaction or Contract between or among the Company’s Subsidiaries or between or among the Company and any of its Subsidiaries. To the Knowledge of the Company, no Related Person or any Affiliate of a Related Person has, directly or indirectly, a material economic interest in any Contract with any of the Target Companies (other than such Contracts that relate to any such Person’s ownership of the equity interests of any Target Company as set forth on Section 4.03(a) of the Company Disclosure Letter or such Person’s employment or consulting arrangements with the Target Companies).

Section 4.22 Insurance.

(a) Section 4.22(a) of the Company Disclosure Letter contains a list of, as of the date of this Agreement, all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the business of any Target Company (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy). As of the date of this Agreement, all premiums due and payable under all such insurance policies have been paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy is legal, valid and binding, and is enforceable and in full force and effect, subject, in each case, to the Enforceability Exceptions. No Target Company has any self-insurance or co-insurance programs. In the past three (3) years, no Target Company has received any written notice from, or on behalf of, any insurance carrier relating to or involving any adverse material change, notice of cancellation or termination, any change other than in the ordinary course of business in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b) Section 4.22(b) of the Company Disclosure Letter identifies each individual insurance claim in excess of $500,000 made by a Target Company in the past three (3) years. Each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Companies, taken as a whole. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Target Company has made any claim against an insurance policy as to which the insurer has denied coverage.

Section 4.23 Top Suppliers.

(a) Section 4.23(a) of the Company Disclosure Letter lists as of the date of this Agreement, by aggregate dollar value of the Target Companies’ business’ transaction volume with such counterparty, as applicable, for each of (i) the twelve (12) months ended on December 31, 2025 and (ii) the twelve (12) months ended on December 31, 2024, the ten (10) largest suppliers or manufacturers of goods or services to the Target Companies, taken as a whole (the “Top Suppliers”). To the Knowledge of the Company, as of the date of this Agreement, no such Top Supplier has provided written notice to the Target Companies (i) of its intention to cancel or otherwise terminate, or materially reduce, its relationship with the Target Companies, taken as a whole, or (ii) that any Target Company is in material breach of the terms of any Contract to which it is a party with such Top Supplier.

(b) Except as set forth on Section 4.23(a) of the Company Disclosure Letter, none of the Top Suppliers has, as of the date of this Agreement, notified any Target Companies in writing that it is in a material dispute with the Target Companies or their respective businesses.

Section 4.24 Certain Business Practices.

(a) To the Knowledge of the Company, no Target Company, nor any of their respective Representatives acting on their behalf has offered, given, paid, promised to pay, or authorized the payment of anything of value to (i) an official or employee of a foreign or domestic Governmental Authority; (ii) a foreign or domestic political party or an official of a foreign or domestic political party; or (iii) a candidate for foreign or domestic political office, in any such case under circumstances where such Target Company or Representative thereof knew that all or a portion of such thing of value would be offered, given, or promised to an official or employee or a foreign or domestic Governmental Authority, a foreign or domestic political party, an official of a foreign or domestic political party, or a candidate for a foreign or domestic political office (in each case in violation of any Anti-Bribery Law). To the Knowledge of the Company, no Target Company nor any Representative of any Target Company has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance with any Anti-Bribery Law or Anti-Money Laundering Law. To the Knowledge of the Company, no Target Company nor any Representative of any Target Company has received any written notice, request, or citation from any Governmental Authority for any actual or potential noncompliance with any Anti-Bribery Law or Anti-Money Laundering Law. To the Knowledge of the Company, there are no actions, conditions, or circumstances that would reasonably be expected to give rise to any future Actions against the Company related to any actual or alleged violation of any Anti-Bribery Law or Anti-Money Laundering Law. Each of the Target Companies has conducted operations in material compliance with all applicable financial recordkeeping and reporting requirements of the Anti-Bribery Laws and Anti-Money Laundering Laws.

(b) The operations of each Target Company are and since April 24, 2019 have been conducted at all times in compliance with economic sanctions, export controls, and money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Legal Proceeding involving a Target Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c) No Target Company nor any of their respective directors, officers or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company, is or has been: (i) identified on any applicable sanctions-related list of designated or blocked persons (including without limitation the SDN List) (ii) otherwise the subject or target of any U.S. sanctions administered by the U.S. government, (iii) located, organized, or resident in a Sanctioned Jurisdiction; or (iv) owned, directly or indirectly, individually or in the aggregate, fifty percent (50%) or more or otherwise controlled by any of the foregoing.

(d) The Target Companies have since April 24, 2019 maintained in place and implemented controls and systems designed to ensure compliance with economic sanctions and export controls administered and maintained by the U.S. government.

(e) No Target Company has since April 24, 2019, directly or indirectly, knowingly used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in a Sanctioned Jurisdiction or for the purpose of financing the activities (x) of any Person currently the subject or target of U.S. sanctions administered by the U.S. government, or (y) in any other manner that would constitute a violation of, any U.S. sanctions administered by U.S. government.

Section 4.25 Investment Company Act. No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

Section 4.26 Finders and Brokers. Except as reflected on Section 4.26 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, for which any Target Company would be liable in connection with the Transactions based upon arrangements made by any Target Company or any of their Affiliates.

Section 4.27 Independent Investigation. The Target Companies have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Purchaser and the Merger Subs, and acknowledge that they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser and the Merger Subs for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Purchaser and the Merger Subs set forth in Agreement (including the related portions of the Purchaser Disclosure Letter) and in any certificate delivered to the Company pursuant hereto; and (b) none of the Purchaser, the Merger Subs or any of their respective Representatives have made any representation or warranty as to the Purchaser or the Merger Subs or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Letter) or in any certificate delivered to the Company pursuant hereto.

Section 4.28 Information Supplied. None of the information supplied or to be supplied by the Target Companies expressly for inclusion or incorporation by reference in any press release, current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents or in the Proxy Statement/Registration Statement shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at (a) the time such information is filed with or furnished to the SEC (provided, that if such information is revised by any subsequently filed amendment or supplement, this clause (a) shall solely refer to the time of such subsequent revision); (b) the time the Proxy Statement/Registration Statement is declared effective by the SEC; (c) the time the Proxy Statement/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the Purchaser Shareholders; or (d) the time of the Purchaser Shareholders’ Meeting. Notwithstanding the foregoing, the Target Companies make no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser, the Merger Subs or their respective Affiliates.

Section 4.29 No Additional Representations or Warranties. Except as provided in this Article IV, none of the Target Companies nor any of their respective Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Purchaser, the Merger Subs or their respective Affiliates or any other Person and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Purchaser, the Merger Subs or their respective Affiliates or any other Person.

Article V

Representations and Warranties of the

Purchaser, Merger Sub I and Merger Sub II

Except as expressly contemplated by the Domestication or as set forth in (i) any Purchaser SEC Reports filed or submitted on or prior to the date of this Agreement, or (ii) in the disclosure letter delivered by the Purchaser to the Company (the “Purchaser Disclosure Letter”) on the date of this Agreement, the Purchaser and the Merger Subs represent and warrant to the Company, as of the date of this Agreement and as of the Closing, as follows:

Section 5.01 Organization and Standing.

(a) The Purchaser is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. The Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Purchaser is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where failure to be so licensed or qualified would not reasonably be expected to, individually or in the aggregate, be material to the Purchaser. The Purchaser has heretofore made available to the Company true, correct and complete copies of its Organizational Documents as currently in effect. The Purchaser is not in violation of any provision of its Organizational Documents in any material respect.

(b) Merger Sub I is a corporation duly formed, validly existing and in good standing under the Laws of Delaware. Merger Sub has heretofore made available to the Company true, correct and complete copies of its Organizational Documents as currently in effect. Merger Sub I is not in violation of any provision of its Organizational Documents in any material respect. Merger Sub I has no assets or operations other than those required to effect the transactions contemplated hereby. All of the equity interests of Merger Sub I are held directly by the Purchaser. Merger Sub II is a limited liability company duly formed, validly existing and in good standing under the Laws of Delaware. Merger Sub II has heretofore made available to the Company true, correct and complete copies of its Organizational Documents as currently in effect. Merger Sub II is not in violation of any provision of its Organizational Documents in any material respect. Merger Sub II has no assets or operations other than those required to effect the transactions contemplated hereby. All of the equity interests of Merger Sub II are held directly by the Purchaser.

Section 5.02 Authorization; Binding Agreement. Each of the Purchaser and the Merger Subs has all requisite corporate or limited liability company power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its respective obligations hereunder and thereunder and to consummate the Transactions, subject to obtaining the Purchaser Shareholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the Transactions (a) have been duly and validly authorized by the boards of directors (or equivalent governing body) of the Purchaser and the Merger Subs, and (b) other than the Purchaser Shareholder Approval, no other corporate or limited liability company proceedings on the part of the Purchaser or the Merger Subs are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions. This Agreement has been, and each Ancillary Document to which the Purchaser or the Merger Subs are a party shall be when delivered, duly and validly executed and delivered by the Purchaser or the Merger Subs, as applicable, and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser or the Merger Subs, as applicable, enforceable against the Purchaser or the Merger Subs, as applicable, in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

Section 5.03 Governmental Approvals. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no Consent of or with any Governmental Authority, on the part of the Purchaser or the Merger Subs is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser or the Merger Subs of this Agreement and each Ancillary Document to which it is a party or the consummation by the Purchaser or the Merger Subs of the transactions contemplated hereby and thereby, other than (a) such filings as contemplated by this Agreement, (b) any filings required with the NYSE or the SEC with respect to the transactions contemplated by this Agreement, (c) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (d) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 5.04 No Foreign Person. At the Closing Date, neither Purchaser nor any Merger Sub will be a “foreign person” (as defined in 31 C.F.R. § 800.224). Neither Purchaser nor any Merger Sub has in place any arrangements that would afford, as a result of the Transaction, a foreign person any of the following: (a) access to any “material nonpublic technical information” (as defined in 31 C.F.R. § 800.232) in the possession of the Company; (b) membership or observer rights on the Board or equivalent governing body of the Company or the right to nominate an individual to a position on any such Board or equivalent governing body; (c) any involvement, other than through the voting of shares, in “substantive decisionmaking” (as defined in 31 C.F.R. § 800.245) of the Company regarding (i) the use, development, acquisition, safekeeping, or release of “sensitive personal data” (as defined in 31 C.F.R. § 800.241) of U.S. citizens maintained or collected by the Company, (ii) the use, development, acquisition, or release of “critical technologies” (as defined in 31 C.F.R. § 800.215), or (iii) the management, operation, manufacture, or supply of “covered investment critical infrastructure” (as defined in 31 C.F.R. § 800.212); or (d) “control” (as defined in 31 C.F.R. § 800.208) of the Company.

Section 5.05 Non-Contravention. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, the execution and delivery by each of the Purchaser and the Merger Subs of this Agreement and each Ancillary Document to which it is a party, the consummation by the Purchaser and the Merger Subs of the transactions contemplated hereby and thereby, and compliance by the Purchaser and the Merger Subs with any of the provisions hereof and thereof, do not and will not (a) conflict with or violate any provision of their respective Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.03 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Purchaser or any Merger Sub or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser or any Merger Sub under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Purchaser or any Merger Sub under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 5.06 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of Purchaser is $11,100 divided into (i) 100,000,000 Purchaser Class A Ordinary Shares, 23,000,000 of which are issued and outstanding, (ii) 10,000,000 Purchaser Class B Ordinary Shares, of which 9,857,142 shares are issued and outstanding, and (iii) 1,000,000 Purchaser Preference Shares, of which no shares are issued and outstanding. All outstanding Purchaser Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, Purchaser’s Organizational Documents or any Contract to which the Purchaser is a party. None of the outstanding Purchaser Ordinary Shares have been issued in violation of any applicable securities Laws.

(b) As of the date of this Agreement, 5,750,000 Purchaser Class 1 Warrants, 17,250,000 Purchaser Class 2 Warrants and 14,600,000 Purchaser Private Placement Warrants are issued and outstanding. None of the outstanding Purchaser Warrants have been issued in violation of any applicable securities Laws.

(c) Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of Purchaser to repurchase, redeem or otherwise acquire any shares of Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. There are no shareholders agreements, voting trusts or other agreements or understandings to which the Purchaser is a party with respect to the voting of any shares of Purchaser.

(d) All Indebtedness of Purchaser as of the date of this Agreement is disclosed on Section 5.06(d) of the Purchaser Disclosure Letter or in Purchaser SEC Reports filed or submitted on or prior to the date of this Agreement. No Indebtedness of the Purchaser contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Purchaser, or (iii) the ability of the Purchaser to grant any Lien on its properties or assets.

(e) Since the date of incorporation of the Purchaser, and except as contemplated by this Agreement, the Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and the Purchaser’s board of directors has not authorized any of the foregoing.

(f) The Purchaser owns all of the issued and outstanding shares of capital stock of Merger Sub I. All of the issued and outstanding shares of capital stock of Merger Sub I are duly authorized, validly issued, fully paid and nonassessable and are not subject to, and were not issued in violation of, any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Merger Sub I’s Organizational Documents or any contract to which Merger Sub I is a party or by which Merger Sub I is bound. There are no outstanding contractual obligations of Merger Sub I to repurchase, redeem or otherwise acquire any of its membership interests or any equity capital of Merger Sub I. There are no outstanding contractual obligations of Merger Sub I to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. All of the issued and outstanding equity interests of Merger Sub II are directly owned by the Purchaser. All of the issued and outstanding equity interests of Merger Sub II are duly authorized, validly issued, fully paid and nonassessable and are not subject to, and were not issued in violation of, any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DLLCA, Merger Sub II’s Organizational Documents or any contract to which Merger Sub II is a party or by which Merger Sub II is bound. There are no outstanding contractual obligations of Merger Sub II to repurchase, redeem or otherwise acquire any of its membership interests or any equity capital of Merger Sub II. There are no outstanding contractual obligations of Merger Sub II to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

Section 5.07 SEC Filings and Purchaser Financials; Internal Controls.

(a) The Purchaser has, since the IPO, filed all forms, reports, schedules, statements and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “Purchaser SEC Reports”), and will have filed all such forms, reports, schedules, statements and other documents (except for the Proxy Statement/Registration

Statement and any other forms, reports, schedules, statements and other documents filed or furnished with respect to the transactions contemplated by this Agreement or any Ancillary Documents) required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional Purchaser SEC Reports”). All of the Purchaser SEC Reports, Additional Purchaser SEC Reports, any correspondence from or to the SEC or The New York Stock Exchange (the “NYSE”) (other than such correspondence in connection with the IPO of the Purchaser) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Public Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction.

(b) The Purchaser SEC Reports were, and the Additional Purchaser SEC Reports will be, prepared in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Purchaser SEC Reports did not, and the Additional Purchaser SEC Reports will not, at the time they were or are filed (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each director and executive officer of Purchaser has filed with the SEC all statements required with respect to Purchaser by Section 16(a) of the Exchange Act and the rules and regulations thereunder. The Public Certifications are, or will be, each true, correct and complete as of their respective dates of filing. As used in this Section 5.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or the NYSE.

(c) The financial statements and notes contained or incorporated by reference in the Purchaser SEC Reports fairly present, and the financial statements and notes to be contained in or to be incorporated by reference in the Additional Purchaser SEC Reports will fairly present, the financial condition and the results of operations, changes in shareholders’ equity and cash flows of the Purchaser as at the respective dates of, and for the periods referred to, in such financial statements, all in accordance with: (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable.

(d) The Purchaser has no off-balance sheet arrangements that are not disclosed in the Purchaser SEC Reports. No financial statements other than those of the Purchaser are required by GAAP to be included in the consolidated financial statements of the Purchaser.

(e) The issued and outstanding Purchaser Units and Purchaser New Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbols “KCAC.U” and “KCA.U,” respectively. The issued and outstanding Purchaser Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act. There is no action or proceeding pending or, to the Knowledge of the Purchaser, threatened in writing against the Purchaser by the NYSE or the SEC with respect to any intention by such entity to deregister the Purchaser Units, the Purchaser New Units or the Purchaser Class A Ordinary Shares or terminate the listing of the Purchaser on the NYSE. Except in connection with the transactions contemplated by this Agreement or any of the Ancillary Documents, none of the Purchaser or any of its Affiliates has taken any action in an attempt to terminate the registration of the Purchaser Units, the Purchaser New Units or the Purchaser Class A Ordinary Shares under the Exchange Act.

(f) Except as not required in reliance on exemptions from various reporting requirements by virtue of Purchaser’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Purchaser has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Purchaser is made known to Purchaser’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Purchaser’s principal executive officer and principal financial officer to material information required to be included in Purchaser’s periodic reports required under the Exchange Act. Since the consummation of the IPO, Purchaser has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Purchaser’s financial reporting and the preparation of the financial statements included in the Purchaser SEC Reports for external purposes in accordance with GAAP.

Section 5.08 Absence of Certain Changes. As of the date of this Agreement, the Purchaser has, since the date of its incorporation, (i) conducted no business other than its incorporation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities, and (ii) not been subject to a Purchaser Material Adverse Effect. Merger Sub was formed solely for the purpose of effecting the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions.

Section 5.09 Undisclosed Liabilities. There is no Liability of the Purchaser, except for any fees and expenses payable by Purchaser as a result of or in connection with the consummation of the Transactions and for Liabilities (i) reflected or reserved for on the financial statements or disclosed in the notes thereto included in the Purchaser SEC Reports, (ii) that have arisen since the date of the most recent balance sheet included in the Purchaser SEC Reports in the ordinary course of business of the Purchaser, (iii) incurred in connection with the Transactions or (iv) which would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect. Each Merger Sub has no, and at all times prior to the First Effective Time except as contemplated by this Agreement or the ancillary agreements to this Agreement, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

Section 5.10 Compliance with Laws. Each of the Purchaser and the Merger Subs is, and has since its incorporation or formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to be material to the Purchaser or the Merger Subs, and neither the Purchaser nor any Merger Sub has received written notice alleging any violation of applicable Law in any material respect by the Purchaser or any Merger Sub.

Section 5.11 Legal Proceedings; Orders; Permits. There is no pending or, to the Knowledge of the Purchaser, threatened Legal Proceeding to which the Purchaser or any Merger Sub is subject which would reasonably be expected to have a Purchaser Material Adverse Effect or that would have a material adverse effect on the ability of the Purchaser to enter into and perform its obligations under this Agreement and consummate the Transactions. There is no material Legal Proceeding that the Purchaser or any Merger Sub has pending against any other Person. Neither the Purchaser, nor any Merger Sub, is subject to any material Orders of any Governmental Authority, nor are any such Orders pending. Each of the Purchaser and the Merger Subs holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 5.12 Taxes and Returns.

(a) The Purchaser (i) has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it (taking into account all valid extensions of time to file), and all such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid, collected, withheld or remitted, or caused to be timely paid, collected, withheld or remitted, all material Taxes required to be paid, collected, withheld or remitted, whether or not such Taxes are shown as due and payable on any Tax Return.

(b) There is no Legal Proceeding currently pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by a Governmental Authority in a jurisdiction where Purchaser does not file any Tax Returns or a particular type of Tax Return or pays any Tax or a particular type of Tax that it is or may be subject to such Tax or required to file such Tax Return in that jurisdiction.

(c) There are no audits, examinations, investigations or other proceedings pending, or to the Knowledge of the Purchaser, threatened against the Purchaser in respect of any material Tax, and the Purchaser has not been notified in writing of any proposed Tax claims, deficiencies or assessments against the Purchaser. Purchaser is not currently contesting any material Tax liability before any Governmental Authority.

(d) There are no Liens with respect to any material Taxes upon any of the Purchaser’s assets, other than Permitted Liens.

(e) The Purchaser has timely and properly collected or withheld all material amounts of Taxes required to be collected or withheld by it, timely remitted such Taxes to the appropriate Governmental Authorities, and otherwise complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.

(f) The Purchaser has not requested or consented to any waivers or extensions of any applicable statute of limitations for the collection or assessment of any Taxes, which waiver or extension (or request thereof) is outstanding or pending.

(g) The Purchaser will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Law) or the use of an improper method of accounting on or prior to the Closing Date; (iii) any prepaid amounts received or deferred revenue realized or received on or prior to the Closing Date; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law); or (v) any “closing agreement” pursuant to Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) or any other agreement or arrangement with a Governmental Authority relating to Taxes.

(h) The Purchaser has not participated in or been a party to, or sold, distributed or otherwise promoted, any “listed transaction,” as defined in Treasury Regulations Section 1.6011-4 (or any similar or corresponding provision of state, local or foreign Law).

(i) The Purchaser has not been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes. The Purchaser does not have any Liability or potential Liability for the material Taxes of another Person (i) pursuant to Treasury Regulations Section 1.1502-6 (or any similar or corresponding provision of U.S. state or local Tax Law) or under any other applicable Tax Law, (ii) as a transferee or successor, or (iii) by Contract (excluding customary commercial Contracts entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). The Purchaser is not a party to or bound by any material Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement (excluding customary commercial Contracts entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on the Purchaser with respect to any period (or portion thereof) following the Closing Date.

(j) The Purchaser has not requested, and is not the subject of or bound by any material private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request pending or outstanding.

(k) The Purchaser is, and has at all times since its formation been, classified as a C corporation for U.S. federal, state and local income tax purposes.

(l) The Purchaser has not knowingly taken or failed to take (or agreed to take or not take) any action, nor is it aware of any fact or circumstance, where such action, failure to act, fact or circumstance would reasonably be expected to prevent or impede the Domestication, the Sponsor Share Conversion or the Mergers from qualifying for their respective Intended Tax Treatments.

(m) The Purchaser has not ever owned any equity interest in another Person (other than Merger Subs).

Section 5.13 Properties. Neither the Purchaser nor the Merger Subs own, license or otherwise have any right, title or interest in any material Intellectual Property. Neither the Purchaser nor the Merger Subs own or lease any material real property or material Personal Property (except for the Purchaser’s ownership of the Merger Subs’ equity interests).

Section 5.14 Investment Company Act. To the Purchaser’s Knowledge, the Purchaser is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

Section 5.15 Trust Account. As of the date of this Agreement, Purchaser has at least $230,000,000 in a trust account for the benefit of the Purchaser, certain of its public stockholders and the underwriters of the Purchaser’s initial public offering (the “Trust Account”), such monies held in cash or invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of March 3, 2026, between Purchaser and Continental, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Purchaser SEC Reports to be inaccurate or that would entitle any Person (other than Purchaser Shareholders who shall have properly elected to redeem their Purchaser Class A Ordinary Shares pursuant to Purchaser’s Organizational Documents and the underwriters of the IPO with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments (a) to the Purchaser’s public shareholders with respect to the redemption of Purchaser Class A Ordinary Shares properly submitted in connection with a shareholder vote on a proposed Business Combination but only in the event that the applicable Business Combination is approved and consummated (or as otherwise approved by the Purchaser’s shareholders by amendment to the Purchaser’s Organizational Documents) and subject to the limitations contained in the Purchaser’s Organizational Documents; (b) to the Purchaser’s public shareholders who elect to have their Purchaser Class A Ordinary Shares repurchased by means of a tender offer subject to the provisions contained in the Purchaser’s Organizational Documents; (c) to the Purchaser’s public shareholders if any amendment is made to the Purchaser’s Organizational Documents to (i) modify the substance or timing of Purchaser’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its Purchaser Class A Ordinary Shares if it has not consummated an initial business combination by the deadline set forth in the Purchaser’s Organizational Documents or (ii) with respect to any other material provisions related to shareholders’ rights or pre-initial business combination activity, upon effectiveness of any such amendment, or (d) to the Purchaser’s public shareholders if Purchaser fails to consummate a Business Combination by the deadline set forth in the Purchaser’s Organizational Documents, and subject to extension by amendment to Purchaser’s Organizational Documents, including interest earned on the amounts held in the Trust Account (which interest shall be net of any taxes payable and up to $100,000 of interest to pay dissolution expenses), and (e) to Purchaser after or concurrently with the consummation of a Business Combination. The Trust Agreement has not been amended or modified and is a valid and binding obligation of Purchaser and is in full force and effect and is enforceable in accordance with its terms, subject to the Enforceability Exceptions. There are no claims or proceedings pending or, to the Knowledge of Purchaser, threatened with respect to the Trust Account. Purchaser has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Closing, the obligations of Purchaser to dissolve or liquidate pursuant to Purchaser’s Organizational Documents shall terminate, and as of the Closing, Purchaser shall have no obligation whatsoever pursuant to Purchaser’s Organizational Documents to dissolve and liquidate the assets of Purchaser by reason of the consummation of the Transactions. To Purchaser’s Knowledge, as of the date of this Agreement, following the Closing, no Purchaser Shareholder shall be entitled to receive any amount from the Trust Account except to the extent such Purchaser Shareholder is exercising their option to redeem Domesticated Purchaser Common Stock in connection with the Redemption. As of the date of this Agreement, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, Purchaser does not have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Purchaser on the Closing Date.

Section 5.16 Finders and Brokers. Except as reflected on Section 5.16 of the Purchaser Disclosure Letter, no broker, finder, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, for which the Purchaser or Merger Sub would be liable in connection with the transactions contemplated by this Agreement or the Transactions based upon arrangements made by the Purchaser or any of their Affiliates.

Section 5.17 Certain Business Practices.

(a) To the Knowledge of the Purchaser, none of the Purchaser, the Merger Subs or any of their Representatives acting on behalf of the Purchaser or any Merger Sub, has offered, given, paid, promised to give or pay, or authorized the giving or payment of anything of value to (i) an official or employee of a foreign or domestic Governmental Authority; (ii) a foreign or domestic political party or an official of a foreign or domestic political party; (iii) a candidate for foreign or domestic political office; or (iv) any Person, in any such case under circumstances the Purchaser, any Merger Sub or the Representative thereof knew that all or a portion of such thing of value would be offered, given, paid, or promised to an official of employee of a foreign or domestic Governmental Authority, a foreign or domestic political party, an official of a foreign or domestic political party, or a candidate for foreign or domestic political office, in each case in violation of any Anti-Bribery Laws. To the Knowledge of the Purchaser, none of the Purchaser, the Merger Subs or any Representative thereof has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission relating to any noncompliance with any Anti-Bribery Laws. To the Knowledge of the Purchaser, none of the Purchaser, the Merger Subs or any Representative thereof has received any written notice, request, or citation from any Governmental Authority for any actual or potential noncompliance with any Anti-Bribery Laws. The Purchaser has instituted and maintains policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.

(b) The operations of the Purchaser and the Merger Subs are and since April 24, 2019 have been conducted at all times in material compliance with economic sanctions, export controls, and money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Legal Proceeding involving the Purchaser or any Merger Sub with respect to any of the foregoing is pending or, to the Knowledge of the Purchaser, threatened.

(c) None of the Purchaser, any Merger Sub or any of their respective directors or officers nor, to the Knowledge of the Purchaser, any other Representative acting on behalf of the Purchaser or any Merger Sub is or has been: (i) identified on any applicable sanctions-related list of designated or blocked persons (including without limitation the Specially Designated Nationals and Blocked Persons List (“SDN List”) maintained by the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”)), (ii) otherwise the subject or target of any U.S. sanctions administered by OFAC, (iii) located, organized or resident in any country or territory that is the subject of comprehensive economic sanctions maintained by OFAC (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine) (each a “Sanctioned Jurisdiction”), or (iv) owned, directly or indirectly, individually or in the aggregate, fifty percent (50%) or more or otherwise controlled by any of the foregoing.

Section 5.18 Insurance. Section 5.18 of the Purchaser Disclosure Letter lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Purchaser or any Merger Sub or relating to the Purchaser or any Merger Sub or their business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and the Purchaser and the Merger Subs are otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of the Purchaser, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by the Purchaser or any Merger Sub. Each of the

Purchaser and the Merger Subs has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Purchaser Material Adverse Effect.

Section 5.19 Information Supplied. None of the information supplied or to be supplied by, or on behalf of, Purchaser or the Merger Subs expressly for inclusion or incorporation by reference in any press release, current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the Transactions or in the Proxy Statement/Registration Statement shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at (a) the time such information is filed with or furnished to the SEC (provided, that if such information is revised by any subsequently filed amendment or supplement, this clause (a) shall solely refer to the time of such subsequent revision); (b) the time the Proxy Statement/Registration Statement is declared effective by the SEC; (c) the time the Proxy Statement/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the Purchaser Shareholders; or (d) the time of the Purchaser Shareholders’ Meeting. Notwithstanding the foregoing, the Purchaser and the Merger Subs make no representations, warranties or covenants with respect to any information supplied by or on behalf of the Target Companies or their respective Affiliates.

Section 5.20 Independent Investigation. The Purchaser and the Merger Subs have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Target Companies, and acknowledges that they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies for such purpose. The Purchaser and the Merger Subs acknowledge and agree that: (i) in making their decision to enter into this Agreement and to consummate the Transactions, they have relied solely upon their own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Letter) and in any certificate delivered to Purchaser or the Merger Subs pursuant hereto, and the information provided by or on behalf of the Target Companies for the Registration Statement; and (ii) neither the Company, nor its Representatives have made any representation or warranty as to Target Companies, or this Agreement, except as expressly set forth in Article IV (including the related portions of the Company Disclosure Letter) or in any certificate delivered to Purchaser or the Merger Subs pursuant hereto, or with respect to the information provided by or on behalf of the Company for the Registration Statement.

Section 5.21 Employees; Benefit Plans. Neither the Purchaser nor any Merger Sub has or has ever had any employees, and neither the Purchaser nor any Merger Sub has any unsatisfied liability with respect to any employee. Neither the Purchaser nor any Merger Sub currently maintains, sponsors or contributes to or has any actual or contingent liability under any Purchaser Benefit Plan, nor does the Purchaser or any Merger Sub have any obligation or commitment to create or adopt any Purchaser Benefit Plan (except for the Purchaser Incentive Award Plan expressly contemplated hereby).

Section 5.22 No Additional Representation or Warranties. Except as provided in this Article V, none of the Purchaser, the Merger Subs, any of their respective Affiliates, or any of their respective directors, managers, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Target Companies or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Target Companies or their Affiliates. Without limiting the foregoing, the Company acknowledges that the Target Companies or their advisors, have made their own investigation of the Purchaser and the Merger Subs and, except as provided in this Article V, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Purchaser and the Merger Subs, the prospects (financial or otherwise) or the viability or likelihood of success of the business of the Purchaser and the Merger Subs as conducted after the Closing, or as contained in any materials provided by the Purchaser or the Merger Subs or any of their respective Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise.

Article VI

Covenants

Section 6.01 Access and Information; Cooperation.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 8.01 or the Closing (the “Interim Period”), subject to Section 6.17, the Company shall give, and shall cause the Target Companies and its and their respective Representatives to give, the Purchaser and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all officers, managers, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information, of or pertaining to the Target Companies as the Purchaser or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects and cause each of the Target Companies’ Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies. Notwithstanding the foregoing, the Company shall not be required to provide, or cause to be provided, to Purchaser or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which the Company is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of the Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to the Company under the attorney-client privilege or the attorney work product doctrine (provided that, in the case of each of clauses (A) through (D), the Company shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if the Company, on the one hand, and Purchaser or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto. Notwithstanding the foregoing or anything in this Agreement to the contrary, the information provided pursuant to this Agreement will be used solely for the purpose of (x) effecting the transactions contemplated by this Agreement and (y) transition and integration planning. For the avoidance of doubt, the Company shall not be obligated under this Section 6.01(a) to permit Purchaser or any of its Representatives to conduct any invasive, intrusive or subsurface sampling or testing of any media at the properties of any of the Target Companies.

(b) During the Interim Period, subject to Section 6.17, the Purchaser shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all officers, directors, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information, of or pertaining to the Purchaser or its Subsidiaries, as the Company or its Representatives may reasonably request regarding the Purchaser, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects and cause each of the Purchaser’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries. Notwithstanding the foregoing, the Purchaser shall not be required to provide, or cause to be provided, to the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which the Purchaser is subject, (B) violate any legally-binding obligation of the Purchaser with respect to confidentiality, non-disclosure or privacy or (C) jeopardize protections afforded to the Purchaser under the attorney-client privilege or the attorney work product doctrine (provided that, in the case of each of clauses (A) through (C), the Purchaser shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if the Purchaser, on the one hand, and the Company or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto. Notwithstanding the foregoing or anything in this Agreement to the contrary, the information provided pursuant to this Agreement will be used solely for the purpose of (x) effecting the transactions contemplated by this Agreement and (y) transition and integration planning.

(c) During the Interim Period, each of the Company and the Purchaser shall, and shall cause their respective Representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the Parties mutually agree to seek in connection with the transactions contemplated by this Agreement (including, in connection with the PIPE Investment), including, (i) by providing such information and assistance as the other Party may reasonably request, (ii) granting such access to the other Party and its Representatives as may be reasonably necessary for their due diligence, and (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts (including direct contact between senior management and other Representatives of the Company at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, the Purchaser, or their respective Representatives.

Notwithstanding the foregoing, such Representatives shall not be required to provide, or cause to be provided, any information (i) if and to the extent doing so would (A) violate any Law to which such Representatives are subject, (B) violate any legally-binding obligation of such Representatives with respect to confidentiality, non-disclosure or privacy or (C) jeopardize protections afforded to the Purchaser under the attorney-client privilege or the attorney work product doctrine (provided that, in the case of each of clauses (A) through (C), such Representatives shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if such Representatives, on the one hand, and the Company or the Purchaser or any of their Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto.

Section 6.02 Conduct of Business of the Company.

(a) During the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, as required by applicable Law, as set forth on Section 6.02 of the Company Disclosure Letter or as consented to in writing by the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed) (it being understood that the Purchaser’s consent shall be deemed given if the Purchaser has not, within five (5) Business Days of receipt by those individuals set forth in Section 9.02 (Notices) of this Agreement in writing of Company’s written request, so provided or withheld such consent), the Company shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause its Subsidiaries to, (i) conduct its and their respective businesses, in all material respects, in the ordinary course of business, (ii) comply in all material respects with all Laws applicable to the Target Companies and their respective businesses, assets and employees, and (iii) take commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations.

(b) Without limiting the generality of Section 6.02(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents, as required by applicable Law or as set forth on Section 6.02(b) of the Company Disclosure Letter, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed) (it being understood that the Purchaser’s consent shall be deemed given if the Purchaser has not, within five (5) Business Days of receipt by those individuals set forth in Section 9.02 (Notices) of this Agreement in writing of Company’s written request, so provided or withheld such consent), the Company shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities, except (x) as required by any Contract (including any warrant or option award) outstanding as of the date of this Agreement which has been disclosed in writing to the Purchaser or any Company Benefit Plan, (y) the issuance of shares of Company Common Stock upon the exercise or settlement of Company Options or Company RSUs, and (z) the grant of Company Options and Company RSUs in the ordinary course of business;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities, other than (i) the acquisition by the Company of any Company Restricted Stock Awards, Company Options or Company RSUs in connection with the repurchase, forfeiture or cancellation of such Company Restricted Stock Awards, Company Options or Company RSUs, (ii) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Options in order to pay the exercise price of the Company Options, and (iii) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to the Company Restricted Stock Awards, Company Options and Company RSUs;

(iv) incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness in excess of $1,000,000, other than in connection with borrowings, extensions of credit and other financial accommodations under the Company’s existing notes and other existing Indebtedness and, in each case, any refinancings thereof;

(v) except as otherwise required by Law or any Company Benefit Plan in effect as of the date of this Agreement, (i) grant any severance, retention, change in control or termination or similar pay, except in the ordinary course of business consistent with past practice, (ii) terminate, adopt, enter into or materially amend any Company Benefit Plan or any plan, policy, practice, program, agreement or other arrangement that would be deemed a Company Benefit Plan if in effect as of the date of this Agreement, other than in the ordinary course of business consistent with past practice, (iii) materially increase the cash compensation or bonus opportunity of any Relevant Service Provider, except for such increases to Relevant Service Providers made in the ordinary course of business consistent with past practice, (iv) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by any Target Company, (v) hire or engage any new employee or independent contractor if such new employee or independent contractor will receive annual base compensation in excess of $250,000, other than in the ordinary course of business consistent with past practice, (vi) terminate the employment or engagement (other than for cause, death or disability) of any employee or independent contractor with an annual base compensation in excess of $250,000, (vii) announce, implement, or effect a reduction in force, lay-offs or furloughs (other than individual employee terminations permitted under prong (vi) of this Section 6.02(b)(v));

(vi) other than as required by applicable Law, enter into or extend any collective bargaining agreement or similar labor agreement or recognize or certify any labor union, labor organization, or group of employees of any Target Company as the bargaining representative for any employees of any Target Company;

(vii) (A) make, change or rescind any material election relating to Taxes, (B) settle any claim, suit, litigation, proceeding, arbitration, investigation, audit, controversy or other Legal Proceeding relating to material Taxes, (C) file any amended Income Tax or other material Tax Return, (D) surrender or allow to expire any right to claim a refund of material amounts of Taxes, (E) change (or request to change) any method of accounting for Tax purposes, (F) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of Income Taxes or other material Taxes may be issued or in respect of any Income Tax or other material Tax attribute that would give rise to any claim or assessment of Taxes of or with respect to the Target Companies, (G) enter into any “closing agreement” as described in Section 7121 of the Code or any other agreement or arrangement with any Governmental Authority or (H) enter into any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement or arrangement (excluding customary commercial Contracts the primary purpose of which is not the sharing of Taxes) with respect to Taxes;

(viii) knowingly take or agree to take any action, or knowingly fail to take or agree to fail to take any action, where such action or failure to act would reasonably be expected to prevent or impede the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments;

(ix) transfer, sell, assign, license, sublicense, covenant not to assert, subject to a Lien (other than a Permitted Lien), abandon, allow to lapse, transfer or otherwise dispose of, any right, title or interest of the Target Company in or to any Owned Intellectual Property material to any of the businesses of the Target Companies (other than (x) non-exclusive licenses of Owned Intellectual Property granted in the ordinary course of business consistent with past practice or (y) abandoning, allowing to lapse or otherwise disposing of Owned Intellectual Property registrations or applications that the Target Company, in the exercise of its good faith business judgment, has determined to abandon, allow to lapse or otherwise dispose of), or disclose, divulge, furnish to or make accessible to any Person who has not entered into a confidentiality agreement protecting the confidentiality thereof any material Trade Secrets constituting Owned Intellectual Property;

(x) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(xi) terminate or assign any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice or novations of Government Contracts that are required in connection with the Transactions contemplated by this Agreement;

(xii) establish any Subsidiary or enter into any new line of business;

(xiii) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect, or terminate without replacement or amend in a manner materially detrimental to the Target Companies, taken as a whole, any material insurance policy insuring the Target Companies;

(xiv) make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP or changes that are made in accordance with PCAOB standards;

(xv) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, a Target Company or its Affiliates) not in excess of $500,000 (individually or in the aggregate);

(xvi) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice, except pursuant to any Contract in existence as of the date of this Agreement which has been disclosed in writing to the Purchaser;

(xvii) make capital expenditures outside of the ordinary course of business consistent with past practice in excess of $2,500,000 (individually for any project) or $5,000,000 in the aggregate;

(xviii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization;

(xix) voluntarily incur Liabilities or obligations (whether absolute, accrued, contingent or otherwise) in excess of $1,000,000 in the aggregate other than pursuant to the terms of a Company Material Contract or Company Benefit Plan, in any case, outside of the ordinary course of business, taking into account the anticipated growth in the Target Companies’ businesses;

(xx) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its tangible properties, assets or rights;

(xxi) enter into any written agreement, understanding or arrangement with respect to the voting of equity securities of the Company, other than the Seller Voting and Support Agreements;

(xxii) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xxiii) (i) limit the right of any Target Company to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive or similar rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the business of the Target Companies; or

(xxiv) authorize or agree to do any of the foregoing actions.

Section 6.03 Conduct of Business of the Purchaser.

(a) During the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, as required by applicable Law, as set forth on Section 6.03(a) of the Purchaser Disclosure Letter or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed) (it being understood that the Company’s consent shall be deemed given if the Company has not, within five (5) Business Days of receipt by those individuals set forth in Section 9.02 (Notices) of this Agreement in writing of the Purchaser’s written request, so provided or withheld such consent), the Purchaser shall, and shall cause each Merger Sub to, (i) conduct its business, in all material respects, in the ordinary course of business, (ii) comply in all material respects with all Laws applicable to it and its businesses, assets and employees, and (iii) take commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, its business organizations. Notwithstanding anything to the contrary in this Section 6.03, nothing in this Agreement shall prohibit or restrict the Purchaser from extending, in accordance with the Purchaser’s Organizational Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”), by way of an amendment to the Purchaser’s Organizational Documents, or making any payments to the Trust Account in connection therewith, and no consent of any other Party shall be required in connection therewith.

(b) Without limiting the generality of Section 6.03(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (including the Domestication or as contemplated by the PIPE Investment), as required by applicable Law or as set forth on Section 6.03(b) of the Purchaser Disclosure Letter, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed) (it being understood that the Company’s consent shall be deemed given if the Company has not, within five (5) Business Days of receipt by those individuals set forth in Section 9.02 (Notices) of this Agreement in writing of the Purchaser’s written request, so provided or withheld such consent), the Purchaser shall not, and shall cause each Merger Sub not to:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law (other than in relation to an Extension, as described in Section 6.03(a));

(ii) authorize for issuance, issue, grant, sell, pledge, mortgage, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, subdivide, combine, consolidate, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities other than the Redemption or a conversion of the Purchaser Class B Ordinary Shares in accordance with the Purchaser’s Organizational Documents;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person;

(v) (A) make, change or rescind any material election relating to Taxes, (B) settle any claim, suit, litigation, proceeding, arbitration, investigation, audit, controversy or other Legal Proceeding relating to material Taxes, (C) file any amended Income Tax or other material Tax Return, (D) surrender or allow to expire any right to claim a refund of material amounts of Taxes, (E) change (or request to change) any method of accounting for Tax purposes, (F) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of Income Taxes or other material Taxes may be issued or in respect of any Income Tax or other material Tax attribute that would give rise to any claim or assessment of Taxes of or with respect to Purchaser, (G) enter into any “closing agreement” as described in Section 7121 of the Code or any other agreement or arrangement with any Governmental Authority or (H) enter into any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement or arrangement (excluding customary commercial Contracts the primary purpose of which is not the sharing of Taxes) with respect to Taxes;

(vi) knowingly take or agree to take any action, or knowingly fail to take or agree to fail to take any action, where such action or failure to act could reasonably be expected to prevent or impede the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments;

(vii) amend, waive or otherwise change the Trust Agreement in any manner adverse to the Purchaser;

(viii) terminate, waive or assign any material right under any material Contract of Purchaser;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) establish any Subsidiary or enter into any new line of business;

(xi) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii) make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP or PCAOB standards;

(xiii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Purchaser or its Subsidiary) not in excess of $500,000 (individually or in the aggregate);

(xiv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xv) make capital expenditures;

(xvi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xvii) except as permitted by clause (iv), voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate (excluding the incurrence of any expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 6.03 during the Interim Period;

(xviii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its tangible properties, assets or rights;

(xix) (i) enter into, adopt or amend any Purchaser Benefit Plan (other than the adoption of the Purchaser Incentive Award Plan), or enter into any employment contract or collective bargaining agreement; (ii) hire any employee or any other individual to provide services to Purchaser or its Affiliates following Closing; or (iii) grant or establish any form of compensation or benefits to any current or former employee, officer, director, individual independent contractor or other individual service provider of Purchaser or any of its Affiliates; or

(xx) authorize or agree to do any of the foregoing actions.

Section 6.04 Annual and Interim Financial Statements.

(a) To the extent not already delivered, as soon as reasonably practicable following the date of this Agreement (and in any event by September 15, 2026), the Company shall use reasonable best efforts to deliver to the Purchaser audited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Target Companies as of and for the years ended December 31, 2025 and December 31, 2024, together with the auditor’s reports thereon, audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards and which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (collectively, the “Audited Financial Statements”); provided, however, that upon delivery of such Audited Financial Statements, such financial statements shall be deemed “Company Financials” for the purposes of this Agreement and the representation and warranties set forth in Section 4.06 shall be deemed to apply to such Audited Financial Statements with the same force and effect as if made as of the date of this Agreement.

(b) As soon as reasonably practicable following the date of this Agreement, the Company shall deliver to the Purchaser unaudited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Target Companies as of and for the six-month periods ending June 30, 2026 and 2025, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “Updated 1H Financial Statements”) and as soon as reasonably practicable, the Company shall deliver to the Purchaser any other audited or unaudited financial statements of the Target Companies that are required by applicable law to be included in the Proxy Statement/Registration Statement; provided, however, that upon delivery of such Updated 1H Financial Statements and any other audited or unaudited financial statements of the Target Companies, the representation and warranties set forth in Section 4.06 shall be deemed to apply to the Updated 1H Financial Statements and any other audited or unaudited financial statements of the Target Companies, mutatis mutandis, with the same force and effect as if made as of the date of this Agreement.

Section 6.05 Purchaser Public Filings. During the Interim Period, the Purchaser will keep current all of its public filings with the SEC (after giving effect to all applicable extension periods) and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the Closing to maintain the listing of the Purchaser Class A Ordinary Shares, the Purchaser Units and the Purchaser New Units on the NYSE; provided, however, that the Parties acknowledge and agree that (i) if Purchaser fails to timely file any public filing with the SEC, such failure shall not be a breach of this Section 6.05 provided such public filing is made before the effectiveness of the Registration Statement or the earlier termination of this Agreement pursuant to Section 8.01(d) (even though such filing is late) and such late filing does not have a material adverse impact on the consummation of the Transactions and (ii) from and after the Closing, the Parties intend to list on the NYSE only the Domesticated Purchaser Common Stock and Domesticated Purchaser Public Warrants.

Section 6.06 No Solicitation.

(a) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the other Party, directly or indirectly, (i) solicit, assist, initiate, engage or facilitate the making, submission or announcement of, or knowingly encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party, (vii) otherwise knowingly encourage or facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Alternative Transaction, or (viii) agree or otherwise commit to enter into or engage in any of the foregoing.

(b) Each Party shall notify the others as promptly as practicable (and in any event within two (2) Business Days) in writing of the receipt by such Party or any of its Representatives of (i) any inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could reasonably be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

Section 6.07 No Trading. The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and NYSE promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not, it shall cause its Subsidiaries not to, and it shall instruct its other Affiliates and Representatives not to, purchase or sell any securities of the Purchaser (unless otherwise explicitly contemplated in this Agreement), communicate such information to any third party, take any other action with respect to the Purchaser in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

Section 6.08 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (i) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (a) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, or (b) any non-compliance with any Law by such Party or its Affiliates; (ii) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; or (iii) becomes aware of the commencement or threat, in writing, of any Legal Proceeding against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached. In the event that any litigation related to this Agreement, any Ancillary Documents or the transactions contemplated hereby or thereby is brought, or, to the Knowledge of the Parties, respectively, threatened, against such Party, or the board of directors (or similar governing body) of such Party or its Subsidiaries, respectively, by a third party prior to the Closing, such Party shall promptly notify the other Party of any such litigation and keep the other Party reasonably informed with respect to the status thereof. Each Party shall provide the other Party the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the other Party’s advice with respect to such litigation and shall not settle or agree to settle any such litigation without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

Section 6.09 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 6.09(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, at such Party’s sole cost and expense (except that any fees or other amounts charged by any Governmental Authorities relating to such filings or applications will be borne by the Target Companies), with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its reasonable best efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to prepare and file with Governmental Authorities any requests for approval or clearance, to the extent applicable or required, of the transactions contemplated by this Agreement and shall use their reasonable best efforts to have such Governmental Authorities approve or clear the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each Party shall file or cause to be filed, as soon as reasonably practicable following the date of this Agreement (but in no event later than ten (10) Business Days after the date of this Agreement), the filings or notifications under the HSR Act. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Legal Proceeding is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their reasonable best efforts to resolve any such objections or Legal Proceedings so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Legal Proceedings which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Legal Proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective reasonable best efforts to contest and resist any such Legal Proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(d) Prior to the Closing, each Party shall use its reasonable best efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

Section 6.10 Trust Account. Upon satisfaction or waiver of the conditions set forth in Article VII and provision of notice thereof to the Trustee (which notice Purchaser shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, the Purchaser (a) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (b) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to the Purchaser Shareholders pursuant to the Redemption, and (2) pay all remaining amounts then available in the Trust Account to the Purchaser for immediate use, subject to this Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 6.11 Tax Matters.

(a) The Parties hereby agree and acknowledge that, for U.S. federal, and applicable state and local, income Tax purposes, it is intended that the Domestication, the Sponsor Share Conversion and the Mergers qualify for their respective Intended Tax Treatments, and that this Agreement constitutes, and hereby is adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder. No Party shall knowingly take or knowingly cause to be taken, or knowingly fail to take or knowingly cause to be failed to be taken, any action, if such action or failure to act, as the case may be, would reasonably be expected to prevent or impede the Domestication, the Sponsor Share Conversion or the Mergers from qualifying for their respective Intended Tax Treatments. The Parties hereby agree to file all Tax Returns on a basis consistent with the Intended Tax Treatments unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code or a change in applicable Law. Each Party agrees to use reasonable best efforts to promptly notify all other Parties of any challenge to the qualification of the Domestication, the Sponsor Share Conversion or the Mergers for their respective Intended Tax Treatments by any Governmental Authority.

(b) Notwithstanding anything to the contrary herein, if the SEC requires that a Tax opinion be prepared and submitted in connection with the Proxy Statement/Registration Statement and any other filings to be made with the SEC in connection with the Transactions, whether as an exhibit to the Proxy Statement/Registration Statement or otherwise, and if such a Tax opinion is being provided by the relevant Tax counsel of a Party, the Parties hereto shall, and shall cause their Affiliates to, (i) reasonably cooperate in order to facilitate the issuance of any such Tax opinion and (ii) deliver to such counsel, to the extent requested by such counsel, a duly executed certificate reasonably satisfactory to such Party and such counsel dated as of the date requested by such counsel, containing such customary representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render any such opinion; provided, however, that, notwithstanding anything herein to the contrary, nothing in this Agreement shall require (x) any counsel to the Company or its advisors to provide an opinion with respect to any Tax matters relating to or affecting Merger Subs, the Purchaser or Purchaser Shareholders, including that the Domestication or the Sponsor Share Conversion qualify for their respective Intended Tax Treatments and (y) any counsel to the Purchaser or its advisors to provide an opinion with respect to any Tax matters relating to or affecting the Target Companies or the holders or beneficial owners of equity or other securities of the Target Companies, including that the Mergers qualify for their Intended Tax Treatment; provided, further, that neither this provision nor any other provision in this Agreement shall require the provision of a Tax opinion by any Party’s counsel or advisors to be an express condition precedent to the Closing.

(c) All transfer, documentary, sales, use, stamp, registration, excise, recording, registration, value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions (“Transfer Taxes”) shall be borne and paid by the relevant Target Companies. The Target Companies shall, at their own expense, timely file all necessary Tax Returns or other documentation with respect to such Transfer Taxes and, if required by applicable Law, the other Parties shall join in the execution of any such Tax Returns or other documentation.

(d) Following the Closing Date, the Purchaser and the Surviving LLC shall reasonably cooperate with the shareholders of Purchaser prior to the Closing Date to make available to any such shareholder who so requests information reasonably necessary for such shareholder (or its direct or indirect owners) to compute any income or gain arising (i) if applicable, as a result of the Purchaser’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period ending on or prior to the Closing, including timely (A) publicly posting a PFIC Annual Information Statement to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (B) providing information to enable applicable holders to report their allocable share of “subpart F” income under Section 951 of the Code for such taxable period and (ii) under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder as a result of the transactions contemplated hereby (including by publicly posting information necessary to make elections under Treasury Regulations Section 1.367(b)-3(c)(3)).

Section 6.12 Company Warrants. Prior to the Closing, the Company shall cause each Company Warrant that is outstanding and unexercised immediately prior to the Closing to be automatically converted, on a cashless basis, into shares of Company Common Stock or Company Preferred Stock, as applicable, in accordance with the terms of such Company Warrant, such that upon such conversion, all Company Warrants shall no longer be outstanding and shall cease to exist, and each holder of a Company Warrant shall thereafter cease to have any rights with respect to such Company Warrant other than the right to hold the shares of Company Common Stock or Company Preferred Stock, as applicable, issued upon such conversion.

Section 6.13 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

Section 6.14 The Preparation of Proxy Statement/Registration Statement; Shareholders’ Meeting and Approvals.

(a) Registration Statement and Prospectus.

(i) As promptly as practicable after the execution of this Agreement and receipt by the Purchaser of the PCAOB Financial Statements, the Updated 1H Financial Statements and any other audited or unaudited financial statements of the Target Companies that are required by applicable Law to be included in the Proxy Statement/Registration Statement, (x) the Purchaser and the Company shall jointly prepare and the Purchaser shall file with the SEC, mutually acceptable materials that shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Purchaser Shareholders relating to the Purchaser Shareholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) the Purchaser shall prepare (with the Target Companies’ and their respective Representatives reasonable cooperation) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of (A) the shares of Domesticated Purchaser Common Stock to be issued in exchange for (x) the issued and outstanding Purchaser Class A Ordinary Shares and (y) the issued and outstanding Purchaser Class B Ordinary Shares, in each case in connection with the Domestication, (B) the Domesticated Purchaser Public Warrants and the Domesticated Purchaser Private Placement Warrants to be issued in exchange for the Purchaser Warrants in connection with the Domestication, and (C) the shares of Domesticated Purchaser Common Stock that constitute the Merger Consideration (collectively, the “Registration Statement Securities”). The filing fees payable to the SEC in connection with the Proxy Statement/Registration Statement will, unless otherwise determined by the Company, be borne by the Company. Each of the Purchaser and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. The Purchaser also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Target Companies and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of the Purchaser and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of the Purchaser or the Target Companies to any regulatory authority (including the NYSE) in connection with the Transactions (the “Offer Documents”).

(ii) To the extent not prohibited by Law, the Purchaser will advise the Company, reasonably promptly after the Purchaser receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Domesticated Purchaser Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and the Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, the Purchaser shall provide the Company and their counsel with (i) any comments or other communications, whether written or oral, that the Purchaser or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of the Purchaser to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC. The Purchaser shall not file any response to comments from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents unless the Purchaser and the Company have mutually agreed upon the form and substance of such response.

(iii) Each of the Purchaser and the Company shall use reasonable best efforts to ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the Purchaser Shareholders and at the time of the Purchaser Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv) If at any time prior to the First Effective Time any information relating to the Company, the Purchaser or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or the Purchaser, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Purchaser Shareholders.

(b) Purchaser Shareholder Approval.

(i) The Purchaser shall (a) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) cause the Proxy Statement to be disseminated to Purchaser Shareholders in compliance with applicable Law, (ii) solely with respect to the following clause (1), duly (1) give notice of and (2) convene and hold an extraordinary general meeting of Purchaser Shareholders (the “Purchaser Shareholders’ Meeting”) in accordance with the Purchaser’s Organizational Documents and applicable Law, for a date no later than twenty (20) Business Days following the date the Registration Statement is declared effective, and (iii) solicit proxies from the holders of Purchaser Ordinary Shares to vote in favor of each of the Transaction Proposals, and (b) provide its shareholders with the opportunity to elect to effect a Redemption in conjunction with the shareholder vote on the Transaction Proposals. The Purchaser shall, through its board of directors (the “Purchaser Board”), recommend to the Purchaser Shareholders (the “Purchaser Board Recommendation”) (A) to approve, as an ordinary resolution, this Agreement and the transactions contemplated hereby or referred to herein, including the Domestication and the Mergers, in accordance with applicable Law and exchange rules and regulations, (B) to approve, as a special resolution, the Domestication, (C) to approve, as a special resolution, the adoption of the Purchaser Charter upon Domestication and the Purchaser Bylaws upon Domestication, (D) to approve any separate or unbundled advisory proposals as are required to implement the foregoing, (E) to approve, as an ordinary resolution, the issuance of shares of Domesticated Purchaser Common Stock as required by NYSE Listing Rule 312.03, (F) to approve, as an ordinary resolution, the adoption by the Purchaser of the Purchaser Incentive Award Plan, (G) to approve, as an ordinary resolution passed by the holders of the Purchaser Class B Ordinary Shares entitled to vote thereon, the appointment of the director nominees in accordance with Section 6.19 of this Agreement, (H) to approve, as an ordinary resolution (or if required by applicable Law, or the Purchaser’s Organizational Documents as a special resolution), any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (I) to approve, as an ordinary resolution (or if required by applicable Law, or the Purchaser’s Organizational Documents as a special resolution), any other proposals as reasonably agreed by the Purchaser and the Company to be necessary or appropriate in connection with the Transactions, including but not limited to any amendments to the Purchaser’s Organizational Documents prior to Domestication, for the purposes of approving, or in conjunction with the consummation of, the Business Combination, and (J) to approve, as an ordinary resolution, the adjournment of the Purchaser Shareholders’ Meeting to a later date or dates, if necessary or convenient, in the reasonable determination of the chairman of the Purchaser (x) to permit further solicitation and vote of proxies in the event that there are insufficient votes for any of the foregoing, (y) if the Purchaser determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (z) to facilitate the Domestication, the Mergers or any other Transaction (such proposals in (A) through (J), together, the “Transaction Proposals”), or if the Purchaser determines that one or more of the conditions to Closing is not satisfied or waived, and include such recommendation in the Proxy Statement. Notwithstanding anything in this clause (b)(i) or otherwise in this Agreement to the contrary, at any time prior to, but not after the Domestication, if the Purchaser Board, after consultation with their legal counsel, determine after the date of this Agreement in good faith that failure to withdraw or modify the Purchaser Board Recommendation would be inconsistent with the members of the Purchaser Board’s fiduciary duties under applicable Law, then the Purchaser Board may change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Purchaser Board Recommendation (a “Change in Recommendation”); provided, however, that, notwithstanding the foregoing, the Purchaser Board shall not be permitted to effect a Change in Recommendation solely in response to, in connection with, or arising out of any Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, whether or not solicited, and in no event shall the receipt, existence or terms of any Acquisition Proposal relieve the Purchaser Board of its obligation to recommend the Transaction Proposals in accordance with this Agreement. For the avoidance of doubt, any Change in Recommendation shall not affect the Purchaser’s obligations under this Agreement to establish a record date for, duly call, give notice of, and convene and hold the Purchaser Shareholder Meeting.To the fullest extent permitted by applicable Law, (x) the Purchaser agrees to establish a record date for, duly call, give notice of, convene and hold the Purchaser Shareholders’ Meeting and submit for approval the Transaction Proposals and (y) the Purchaser agrees that if the Purchaser Shareholder Approval shall not have been obtained at any such Purchaser Shareholders’ Meeting, then the Purchaser shall promptly continue to take all such necessary actions, including the actions required by this Section 6.14(b), and hold additional Purchaser Shareholders’ Meetings in order to obtain the Purchaser Shareholder Approval; provided, however, that, with the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed), the Purchaser may make one or more successive postponements or, with the consent of the Purchaser Shareholders’ Meeting, adjournments of the Purchaser Shareholders’ Meeting, subject to applicable Law and the Purchaser’s Organizational Documents; provided, further, however, that when the Purchaser Shareholders’ Meeting is postponed or adjourned for thirty (30) days or more, notice of the postponed or adjourned meeting shall be given as in the case of an original meeting. The Purchaser agrees that it shall provide the holders of Purchaser Class A Ordinary Shares the opportunity to elect redemption of such Purchaser Class A Ordinary Shares in connection with the vote on the Transaction Proposals at the Purchaser Shareholders’ Meeting, as required by the Purchaser’s Organizational Documents (the “Redemption”).

(c) Company Stockholder Approvals.

(i) Upon the terms set forth in this Agreement, the Company shall use its reasonable best efforts to solicit and obtain the Requisite Shareholder Approval in the form of an irrevocable written consent (the “Written Consent”) of the Sellers pursuant to the terms of the Seller Voting and Support Agreement promptly following the time at which the Registration Statement shall have been declared effective under the Securities Act and delivered or otherwise made available to the Sellers. The Company shall provide the Purchaser with copies of each Written Consent it receives within two (2) Business Days following receipt of such Written Consent.

(ii) To the extent the Requisite Shareholder Approval is not delivered pursuant to Section 6.14(c)(i) within three (3) Business Days following the effectiveness of the Registration Statement (as declared effective under the Securities Act), then the Company shall take all action necessary to duly call, give notice, convene and hold a meeting of the shareholders of the Company as soon as practicable, and, in connection therewith, the Company shall (a) mail an information statement and proxy solicitation which shall include, without limitation, the Registration Statement in advance of such meeting for the purpose of soliciting from the shareholders of the Company proxies to vote in favor of the adoption of this Agreement and approval of the Transactions; and (b) use its reasonable best efforts to secure the vote or consent of the shareholders of the Company required by applicable Law to obtain such approval. The Company shall keep the Purchaser updated with respect to proxy solicitation results as requested by the Purchaser. Once the shareholder meeting of the Company has been duly called and noticed, the Company shall not postpone or adjourn such shareholder meeting without the consent of the Purchaser (other than: (i) in order to obtain a quorum of shareholders of the Company; or (ii) as reasonably determined by the Company to comply with applicable Law). The Company shall use its reasonable best efforts to cooperate with the Purchaser to hold the shareholder meeting of the Company prior to, or, on the same day and at the same time as the Purchaser Shareholders’ Meeting as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting.

Section 6.15 Employee Matters.

(a) Prior to the Closing, the Purchaser shall approve and adopt, subject to the Requisite Shareholder Approval, an equity incentive plan (the “Purchaser Incentive Award Plan”), to be effective as of the Closing. The Purchaser Incentive Award Plan shall provide for (i) an initial aggregate share reserve thereunder equal to 10% of the aggregate number of shares of Domesticated Purchaser Common Stock outstanding as of immediately after the Closing on a fully diluted basis (inclusive of, for clarity, any securities convertible into Domesticated Purchaser Common Stock), plus, (ii) on the first day of each calendar year during the term of the Purchaser Incentive Award Plan an automatic increase of up to 5% of the aggregate number of shares of Domesticated Purchaser Common Stock outstanding as of the last day of the immediately preceding calendar year on a fully diluted basis (inclusive of, for clarity, any securities convertible into Domesticated Purchaser Common Stock). The Purchaser Incentive Award Plan shall otherwise be in a form prepared by the Company and reasonably acceptable to the Purchaser. As soon as practicable following the date that is sixty (60) days after the Closing Date and subject to applicable securities Laws, Purchaser shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Domesticated Purchaser Common Stock issuable under the Purchaser Incentive Award Plan, and the Purchaser shall use commercially reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Purchaser Incentive Award Plan remain outstanding.

(b) No Third-Party Beneficiaries. Notwithstanding anything herein to the contrary, each of the parties to this Agreement acknowledges and agrees that all provisions contained in this Section 6.15 are included for the sole benefit of Purchaser and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of the Purchaser, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 6.16 Public Announcements.

(a) The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Purchaser and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall to the extent permitted use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement, issue a press release announcing the execution of this Agreement. Thereafter, all press releases or other public communications relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall prior to the Closing (or the earlier termination of this Agreement) be subject to the prior mutual approval of the Purchaser and the Company, which approval shall not be unreasonably withheld by any Party; provided, however, that no Party shall be required to obtain consent pursuant to this Section 6.16(b) (i) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 6.16(b), and (ii) in the case of the Company, to the extent any proposed release or statement is directed to (A) its equityholders, Affiliates, and its and their respective directors, officers, employees, managers, advisors, direct and indirect investors and prospective investors who are subject to a customary obligation of confidentiality and are not permitted to trade on any material non-public information they are provided, and (B) employees and consultants of the Company and its Subsidiaries in internal announcements of the Company who are subject to a customary obligation of confidentiality and are not permitted to trade on any material non-public information they are provided.

(c) The restriction in Section 6.19(b) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing. Disclosures resulting from the parties’ efforts to obtain approval or early termination under the HSR Act and to make any relating filing or in connection with applications filed with any other Governmental Authority shall be deemed not to violate this Section 6.16.

Section 6.17 Confidential Information. Effective as of the date of this Agreement, the confidentiality obligations set forth in this Section 6.17 shall supersede and replace any confidentiality obligations of the Parties and their respective Affiliates and Representatives under any prior confidentiality or non-disclosure agreement between the Parties or their Affiliates (or any of their respective Representatives) with respect to the subject matter hereof; provided, however, that such prior confidentiality or non-disclosure agreement shall otherwise remain in full force and effect in accordance with its terms with respect to any provisions thereof other than the confidentiality obligations superseded hereby.

(a) The Company hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, it shall, and shall cause its Affiliates and its and their respective Representatives to, except to the extent otherwise consented to by Purchaser: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the Transactions, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Company or any of its Affiliates or its or their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally obligated to disclose any Purchaser Confidential Information, (A) provide the Purchaser, to the extent legally permitted, with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at the Purchaser’s sole cost and expense, a protective Order or other remedy or waive compliance with this Section 6.17(a), and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section 6.17(a) furnish only that portion of such Purchaser Confidential Information; provided, however, that with respect to Purchaser Confidential Information constituting trade secrets under applicable Law and has been identified as such to the Company in writing prior to or promptly after its disclosure to the Company or its Representatives, such covenants shall apply for as long as such Purchaser Confidential Information constitutes a trade secret under applicable Law and continues to constitute Purchaser Confidential Information under this Agreement. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company shall, and shall cause its Representatives to, promptly deliver to the Purchaser or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company, its Affiliates and its and their respective Representatives shall be entitled to keep any records required by (i) applicable Law or (ii) legal, fiduciary or professional obligation, (iii) in accordance with written document retention policies and procedures and/or (iv) contained in any electronic file created pursuant to bona fide backup storage or archival processes in the ordinary course of business; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

(b) The Purchaser and the Merger Subs hereby agree that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, they shall, and shall cause their respective Affiliates and their Representatives to, except to the extent otherwise consented to by the Company: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the Transactions, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that the Purchaser, any Merger Sub or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally obligated to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole cost and expense, a protective Order or other remedy or waive compliance with this Section 6.17(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 6.17(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information; provided, however, that with respect to Company Confidential Information constituting trade secrets under applicable Law and that has been identified as such to the Purchaser in writing prior to or promptly after its disclosure to the Purchaser or its Representatives, such covenants shall apply for as long as such Company Confidential Information constitutes a trade secret under applicable Law and continues to constitute Company Confidential Information under this Agreement. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Purchaser shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at the Company’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Purchaser, the Merger Subs and their respective Affiliates and Representatives shall be entitled to keep any records required by applicable Law or legal, fiduciary or professional obligation, in accordance with written document retention policies and procedures and/or contained in any electronic file created pursuant to bona fide backup storage or archival processes in the ordinary course of business; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, (i) the Purchaser, the Merger Subs and their respective Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws, (ii) no notice or further action shall be required in respect of disclosure of the Company Confidential Information (or provision of access thereto) to regulatory authorities or self-regulatory organizations having authority over the Purchaser, the Merger Subs or their respective Representatives in connection with routine regulatory examinations or pursuant to statutory requirements that are not targeted at the Target Companies, the Transactions or the Company Confidential Information.

Section 6.18 Documents and Information. After the Closing Date, the Purchaser and the Company shall, and shall cause their respective Subsidiaries to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Target Companies in existence on the Closing Date and make the same available for inspection and copying by the Purchaser during normal business hours of the Company and its Subsidiaries, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Closing Date by the Purchaser or its Subsidiaries (including any Target Company) without first advising a representative of the Sponsor (or its successors or assigns) in writing and giving such representative a reasonable opportunity to obtain possession thereof.

Section 6.19 Post-Closing Board of Directors and Executive Officers.

(a) The Parties shall take all such action within their power as may be necessary or appropriate so that effective as of the Closing, the Purchaser’s board of directors (the “Post-Closing Purchaser Board”) shall be as set forth on Section 6.19 of the Company Disclosure Letter (the “Designated Directors”). To the extent any Designated Director declines to serve, is unable to serve, or is anticipated to fail to meet the applicable independence and other requirements of the NYSE and SEC rules (as mutually determined by the Company and the Purchaser with the advice of counsel), the party whom was entitled to appoint such Designated Director shall be permitted to select a replacement individual to serve as a director on the Post-Closing Purchaser Board. The Purchaser shall obtain resignations effective immediately after Closing from the directors of the Purchaser that are not to remain directors on the Post-Closing Purchaser Board.

(b) The Parties agree that (i) their mutual intent is that the initial offices and committees of the Post-Closing Purchaser Board, and certain initial actions of the Post-Closing Purchaser Board, will be as designated by the Company prior to the Closing upon written notice to the Purchaser, and (ii) they will use commercially reasonable efforts to prepare mutually agreeable written resolutions implementing such designations and appointments for the Post-Closing Purchaser Board to consider and, if thought fit, to adopt immediately following the Closing (or as soon thereafter as the Post-Closing Purchaser Board determines); provided, however, that each of the Parties acknowledges and agrees that such designations, appointments and actions (including with respect to clause (i) and (ii) above) shall be made by the Post-Closing Purchaser Board in its sole and absolute discretion.

(c) At or prior to the Closing, the Company, if requested, and the Purchaser shall provide each initial director with a customary director indemnification agreement, in form and substance reasonably acceptable to such director, the Company and the Purchaser.

(d) The Parties shall take all action necessary, including the Purchaser causing the executive officers of Purchaser to resign, so that the individuals serving as the executive officers of the Purchaser immediately after the Closing will be as designated by the Company prior to the Closing upon written notice to the Purchaser.

Section 6.20 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that for a period of six (6) years from the Closing Date, the Parties shall, and shall cause the Purchaser, the Merger Subs and the Target Companies to, maintain in effect the exculpation, indemnification and advancement of expenses provisions in favor of any individual who, at or prior to the Closing, was a director, officer, employee or agent of the Purchaser, the Merger Subs and the Target Companies, as the case may be, or who, at the request of the Parties, as the case may be, served as a director, officer, member, manager, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, with such individual’s heirs, executors or administrators, (each, together with such Person’s heirs, executors or administrators, a “D&O Indemnified Party”)), of the Purchaser’s, the Merger Subs’ and the Target Companies’ respective Organizational Documents as in effect immediately prior to the Closing Date or in any indemnification agreements of the Purchaser, the Merger Subs or any of the Target Companies, on the one hand, with any D&O Indemnified Party, on the other hand, as in effect immediately prior to the Closing Date, and the Parties shall, and shall cause the Purchaser, the Merger Subs and the Target Companies to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim. From and after the Closing Date, the Purchaser shall cause the Target Companies to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.20 without limit as to time.

(b) At or prior to the Closing, the Purchaser shall purchase a “tail” directors’ and officers’ liability insurance policy (the “D&O Tail”) in respect of acts or omissions occurring prior to the Closing covering each such Person that is covered by a directors’ and officers’ liability insurance policy of the Purchaser or one or more Target Companies, respectively, on terms with respect to coverage, deductibles and amounts no less favorable than those of such applicable policy in effect on the date of this Agreement for the six (6) year period following the Closing; provided, however, that in no event shall the Purchaser be required to expend on the premium thereof in excess of 300% of the aggregate annual premiums currently payable by the Purchaser or the Target Companies with respect to such current policies (the “Premium Cap”); provided, further, however, that if such minimum coverage under any such D&O Tail is or becomes not available at the Premium Cap, then any such D&O Tail shall contain the maximum coverage available at the Premium Cap. The Purchaser shall maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Target Companies, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 6.20(b). No claims made under or in respect of the D&O Tail related to any fiduciary or employee of any Target Company shall be settled without the prior written consent of the Purchaser.

(c) The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the Organizational Documents of the Purchaser or any Target Company, any other indemnification arrangement, any Law or otherwise. The obligations of the Purchaser and the Target Companies under this Section 6.20(c) shall not be terminated or modified after the Closing in such a manner as to materially and adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 6.20 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 6.20.

(d) If the Purchaser or, after the Closing, any Target Company, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of the Purchaser or such Target Company, as applicable, assume the obligations set forth in this Section 6.20.

Section 6.21 PIPE Subscriptions.

(a) Unless otherwise approved in writing by the Company (which approval shall not be unreasonably withheld, conditioned or delayed), the Purchaser shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements. Subject to the immediately preceding sentence, the Purchaser shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the PIPE Subscription Agreements on the terms described therein, including using its reasonable best efforts to enforce its rights under the PIPE Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) the Purchaser the applicable purchase price under each PIPE Investor’s applicable PIPE Subscription Agreement in accordance with its terms; provided that in no event shall the Purchaser or any Merger Sub be obligated to pay any amount or grant any concession to a PIPE Investor in connection with taking any such action except for a concession reasonably requested by the Company that is contingent upon the Closing and would not result in a failure to meet the Minimum PIPE Investment Amount.

(b) Notwithstanding anything in this Section 6.21 or elsewhere in this Agreement to the contrary, the Purchaser shall ensure that the aggregate cash proceeds available to the Purchaser from the Sponsor and its direct and indirect equityholders and their respective Affiliates and “friends and family” introduced by the Sponsor in connection with the PIPE Investment at the Closing are at least $10,000,000 (the “Minimum Backstop Amount”). In the event that the aggregate cash proceeds actually received by the Purchaser from the Sponsor and its direct and indirect equityholders and their respective Affiliates and “friends and family” introduced by the Sponsor in connection with the PIPE Investment at or prior to the Closing are less than the Minimum Backstop Amount, the Sponsor hereby agrees to fund (or cause to be funded) to the Purchaser, by wire transfer of immediately available funds no later than one (1) Business Day prior to the Closing, the amount of any such shortfall, such that the aggregate amount available to the Purchaser from the Purchaser and its Affiliates in connection with the Purchaser and its Affiliates in connection with the PIPE Investment (together with any amounts funded by the Sponsor pursuant to this paragraph) equals at least the Minimum Backstop Amount. The Sponsor is party to this Agreement solely for purposes of this Section 6.21(b) and shall have no liability or obligation under any other provision of this Agreement.

Section 6.22 Redemption. In connection with the Purchaser Shareholders’ Meeting, the Purchaser agrees that it shall provide the holders of Purchaser Class A Ordinary Shares the opportunity to elect redemption of such Purchaser Class A Ordinary Shares, as required by and in accordance with the Purchaser’s Organizational Documents in the Redemption. Subject to receipt of the Purchaser Shareholder Approval, the Purchaser shall carry out the Redemption (prior to the Domestication, or at such later time as required by the Purchaser’s Organizational Documents) and use the proceeds held in the Trust Account to redeem the Purchaser Class A Ordinary Shares of holders who properly exercise their right to redemption in accordance with the Purchaser’s Organizational Documents.

Section 6.23 Domestication. Subject to receipt of the Purchaser Shareholder Approval, at least one (1) day prior to the Closing, the Purchaser shall, in accordance with applicable Law, any applicable rules and regulations of the SEC, the NYSE and the Purchaser’s Organizational Documents, as applicable, cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a certificate of domestication with respect to the Domestication, in form and substance reasonably acceptable to the Purchaser and the Company, together with the Purchaser Charter upon Domestication, in each case, in accordance with the provisions thereof and applicable Law, (b) completing, making and procuring all those filings required to be made with the Cayman Registrar in connection with the Domestication and file with the Cayman Registrar all applicable notices, declarations, affidavits, statements of assets and liabilities, shareholder approvals, undertakings and other documents required to be filed, pay all applicable fees required to be paid and cause the satisfaction of all other conditions to deregistration required to be satisfied, in each case, under section 206 of the Cayman Companies Act, (c) adopting the Purchaser Bylaws upon Domestication, in form and substance approved by the Company, and (d) the Purchaser’s name shall be changed to “Nth Cycle Holdings, Inc.” or another name mutually agreed by the Purchaser and the Company prior to the Domestication.

Section 6.24 Adoption of Proxy Statement/Registration Statement. Within one (1) Business Day of the Closing Date, the post-Domestication Purchaser, as the successor to the pre-Domestication Purchaser, shall, to the extent required by applicable law, file a post-effective amendment to the Proxy Statement/Registration Statement pursuant to Rule 414(d) of the Securities Act.

Section 6.25 Affiliate Agreements. Except as set forth on Section 6.25 of the Company Disclosure Letter, all agreements with Related Persons shall be terminated or settled at or prior to the Closing without further Liability to the Purchaser or the Target Companies, in each case.

Section 6.26 Sponsor Indemnification. To the fullest extent permitted by applicable law and the Purchaser’s Organizational Documents, the Purchaser hereby agrees to defend, indemnify, hold harmless and exonerate (including the advancement of expenses to the fullest extent permitted by applicable law) the Sponsor and its members (present and former), managers and affiliates and their respective present and former officers and directors (each, a “Sponsor Indemnitee”) from any and all costs, fees, expenses, judgments, Liabilities, fines, penalties, reasonable attorneys’ fees and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such costs, fees, expenses, judgments, Liabilities, fines, penalties and amounts paid in settlement) actually, and reasonably, incurred by a Sponsor Indemnitee or on a Sponsor Indemnitee’s behalf in connection with any threatened, pending or completed action, suit, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, hearing or any other actual, threatened or completed proceeding instituted by the Purchaser or any third party, whether civil, criminal, administrative or investigative in nature, in respect of any investment opportunities sourced by a Sponsor Indemnitee for the Purchaser or any Liability arising with respect to a Sponsor Indemnitee’s activities in connection with the affairs of the Purchaser (in each case to the extent that such indemnification, hold harmless and exoneration obligations with respect to such matters are not expressly covered by a separate written agreement between the Purchaser and the applicable Sponsor Indemnitee); provided, however, that in no event shall a Sponsor Indemnitee be entitled to be indemnified or held harmless hereunder in respect of any costs, fees, expenses, judgments, Liabilities, fines, penalties and amounts paid in settlement (if any) that a Sponsor Indemnitee may incur by reason of such person’s own actual fraud or intentional misconduct; provided, further, however, that, for the avoidance of doubt, under no circumstance shall a Sponsor Indemnitee have a claim to any monies or assets held in the Trust Account, and the Purchaser shall not be permitted to procure monies or assets held in the Trust Account for the satisfaction of its obligations to any Sponsor Indemnitee in respect of the indemnification provided hereunder. The Sponsor Indemnitees shall be third party beneficiaries of this Section 6.26.

Section 6.27 Consents and Waivers. Prior to the Redemption, the Company shall use reasonable best efforts to obtain the consents and approvals set forth on Section 6.27 of the Company Disclosure Letter.

Section 6.28 Section 16 Matters. Prior to the First Effective Time, each of the Company and the Purchaser shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of shares of the Company Common Stock or Company Preferred Stock or acquisitions of Domesticated Purchaser Common Stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated hereby to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Article VII

Closing Conditions

Section 7.01 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions shall be subject to the satisfaction or waiver (where permissible) by the Company and the Purchaser of the following conditions:

(a) Required Purchaser Shareholder Approval. The Purchaser Shareholder Approval shall have been obtained.

(b) Requisite Shareholder Approval. The Requisite Shareholder Approval shall have been obtained.

(c) No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(d) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act by the SEC and shall remain effective as of the Closing, and no stop order or similar order suspending the effectiveness of the Registration Statement shall have been issued and be in effect with respect to the Registration Statement and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) Stock Exchange Listing. The shares of Domesticated Purchaser Common Stock to be issued in connection with the Transactions (including the Earnout Shares) shall be approved for listing upon the Closing on the NYSE or such other national exchange as mutually agreed upon by Purchaser and the Company.

(f) Approvals. All applicable waiting periods (and any extensions thereof) under the HSR Act with respect to the Transactions shall have expired or been terminated.

Section 7.02 Conditions to Obligations of the Company. In addition to the conditions specified in Section 7.01, the obligations of the Company to consummate the Transactions shall be subject to the satisfaction or waiver (where permissible) by the Company of the following conditions:

(a) Representations and Warranties. (i) The Purchaser Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Purchaser Material Adverse Effect or any similar qualification or exception) shall be true and correct in all material respects, in each case, as of the Closing Date as if made on the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall be true and correct in all material respects at and as of such date); and (ii) each of the representations and warranties of the Purchaser and the Merger Subs contained in this Agreement other than the Purchaser Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Purchaser Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

(b) Agreements and Covenants. The Purchaser and the Merger Subs shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) No Purchaser Material Adverse Effect. No Purchaser Material Adverse Effect shall have occurred with respect to the Purchaser since the date of this Agreement that is continuing and uncured.

(d) Domestication. The Domestication shall have been completed as provided in Section 6.23 and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to the Company.

(e) Trust Account. The Purchaser shall have made appropriate arrangements to have the net proceeds remaining in the Trust Account (after giving effect to the Redemption) available to Purchaser at the Closing.

(f) Minimum Cash. The Purchaser Closing Cash Amount shall be equal to or greater than $75,000,000.

(g) Closing Deliveries.

(i) OFFICER CERTIFICATE. The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 7.02(a), 7.02(b) and 7.02(c).

(ii) ANCILLARY DOCUMENTS. The Company shall have delivered to the Purchaser:

(A) a copy of the A&R Registration Rights Agreement, duly executed by the Purchaser and the Sponsor; and

(B) a copy of the Lock-Up Agreements, duly executed by the Purchaser and the Sponsor, as applicable.

Section 7.03 Conditions to Obligations of the Purchaser, Merger Sub I and Merger Sub II. In addition to the conditions specified in Section 7.01, the obligations of the Purchaser and the Merger Subs to consummate the Transactions are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a) Representations and Warranties. (i) The Company Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true, correct and complete in all material respects, in each case, as of the Closing Date as if made on the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall be true and correct in all material respects at and as of such date), and (ii) each of the representations and warranties of the Company contained in this Agreement other than the Company Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of the agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred with respect to the Target Companies, taken as a whole, since the date of this Agreement that is continuing and uncured.

(d) Closing Deliveries.

(i) OFFICER CERTIFICATE. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 7.03(a), 7.03(b) and 7.03(c).

(ii) ANCILLARY DOCUMENTS. The Company shall have delivered to the Purchaser:

(A) a properly completed and duly executed IRS Form W-9 from the Sellers representing the Requisite Shareholder Approval;

(B) a copy of the A&R Registration Rights Agreement, duly executed by certain of the Sellers;

(C) a copy of the Seller Lock-Up Agreement, duly executed by those Sellers set forth on Section 7.03(d)(ii)(C) of the Company Disclosure Letter; and

(D) a certificate on behalf of the Company, in form and substance reasonably satisfactory to Purchaser, dated no more than thirty (30) days prior to the Closing Date, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

Section 7.04 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by the failure of such Party or its Affiliates to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article VIII

Termination and Expenses

Section 8.01 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of the Purchaser and the Company;

(b) by the Company by written notice to the Purchaser if at any time prior to the receipt of the Purchaser Shareholder Approval there has been a Change in Recommendation;

(c) by the Company if the Purchaser Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Purchaser Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(d) by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VII have not been satisfied or waived by July 21, 2027 (the “Outside Date”); provided, however, the right to terminate this Agreement under this Section 8.01(c) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(e) by written notice by either the Purchaser or the Company to the other Party if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(d) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(f) by written notice by the Company to Purchaser, if (i) there has been a breach by the Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Purchaser shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.02(a) or Section 7.02(b) to be satisfied at the Closing, and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Purchaser or (B) the Outside Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(e) if at such time the Company is in material uncured breach of this Agreement;

(g) by written notice by the Purchaser to the Company, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.03(a) or Section 7.03(b) to be satisfied at the Closing, and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, however, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.01(f) if at such time the Purchaser is in material uncured breach of this Agreement;

(h) by written notice by the Purchaser to the Company, if (i) all the conditions set forth in Section 7.01 and Section 7.02 have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination), (ii) the Company fails to consummate the Transactions on or prior to the day when the Closing is required to occur pursuant to Section 3.01, (iii) the Purchaser shall have irrevocably confirmed in writing to the Company that it is ready, willing and able to consummate the Closing and (iv) the Company fails to effect the Closing within five (5) Business Days following delivery of such confirmation; or

(i) by written notice by the Company to the Purchaser, if (i) all the conditions set forth in Section 7.01 and Section 7.03 have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination), (ii) the Purchaser fails to consummate the Transactions on or prior to the day when the Closing is required to occur pursuant to Section 3.01, (iii) the Company shall have irrevocably confirmed in writing to the Purchaser that it is ready, willing and able to consummate the Closing and (iv) the Purchaser fails to effect the Closing within five (5) Business Days following delivery of such confirmation.

Section 8.02 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 8.01 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 8.01 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Section 6.17, Article IX, and this Section 8.02 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 9.16).

Article IX

Miscellaneous

Section 9.01 No Survival. Except (x) as otherwise contemplated by Section 9.02 or (y) in the case of a Fraud Claim against a Person, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing (and there shall be no Liability after the Closing in respect thereof), except for those covenants and agreements contained herein that by their terms expressly apply in whole or in part after at or after the Closing, and then only with respect to any breaches occurring at or after the Closing.

Section 9.02 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means (including email), with evidence of transmission, (iii) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Purchaser: Kensington Capital Acquisition Corp. VI 1400 Old Country Road, Suite 301 Westbury, NY 11590 Attn: Justin Mirro Email: [***]	with a copy (which will not constitute notice) to: Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Attn: Charles A. Samuelson Email: chuck.samuelson@hugheshubbard.com

If to the Company, to: Nth Cycle, Inc. 15 Blue Sky Drive Burlington, MA 01803 Attn: Raffi Freeman Email: [***]

with a copy (which will not constitute notice) to:

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Attn: Ryan Maierson, Drew Capurro and Brian Umanoff

Email: ryan.maierson@lw.com; drew.capurro@lw.com; brian.umanoff@lw.com

Section 9.03 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Parties, and any assignment without such consent shall be null and void; provided, however, that no such assignment shall relieve the assigning Party of its obligations hereunder.

Section 9.04 Third Parties. Except for the rights of Persons who are not Parties set forth in Section 6.11, Section 6.18, Section 6.20 and Section 6.26, which Persons the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

Section 9.05 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction; provided, however, that, for the avoidance of doubt, the laws of the Cayman Islands shall also apply to and, as applicable, govern the Domestication.

Section 9.06 Jurisdiction. Any proceeding or Legal Proceeding based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have jurisdiction, in the United States District Court for the District of Delaware and to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Legal Proceeding, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Legal Proceeding shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Legal Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Legal Proceeding, suit or proceeding brought pursuant to this Section 9.06.

Section 9.07 No Recourse. Except in the case of claims against a Person in respect of such Person’s actual fraud:

(a) Solely with respect to the Company, the Purchaser, the Merger Subs and, solely with respect to Section 6.21, Sponsor, this Agreement may only be enforced against, and any claim or cause of Action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the Company, the Purchaser, the Merger Subs and, solely with respect to Section 6.21, Sponsor, as named parties hereto; and

(b) except to the extent a Party (and then only to the extent of the specific obligations undertaken by such party hereto): (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative or Affiliate of the Company, the Purchaser, the Merger Subs or, solely with respect to Section 6.21, Sponsor; and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, the Purchaser, the Merger Subs or, solely with respect to Section 6.21, Sponsor under this Agreement for any claim based on, arising out of, or related to this Agreement or the Transactions.

Section 9.08 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.09 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

Section 9.10 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

Section 9.11 Amendment; Waiver. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser and the Company. Any party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement, or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 9.12 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

Section 9.13 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; (k) the term “Dollars” or “$” means United States dollars; and (l) unless the context otherwise requires, any reference to something that has been “provided” or “delivered” means it was provided or delivered on or prior to the date of this Agreement. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its shareholders under the Cayman Companies Act or DGCL, as then applicable, or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

Section 9.14 Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.15 Legal Representation.

(a) The Purchaser and the Company, on behalf of their respective successors and assigns (including, after the Closing), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the stockholders, shareholders or holders of other equity interests of the Purchaser or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “SPAC Group”), on the one hand, and (y) the Purchaser following the Closing, the Company and/or any member of the Company Group, on the other hand, any legal counsel, including HHR, that represented the Purchaser and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the SPAC Group, in such dispute even though the interests of such Persons may be directly adverse to the Purchaser and its Affiliates (following the Closing), and even though such counsel may have represented the Purchaser in a matter substantially related to such dispute, or may be handling ongoing matters for the Purchaser and/or the Sponsor. The Purchaser and the Company, on behalf of their respective successors and assigns (including, after the Closing), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Ancillary Document or the transactions contemplated hereby or thereby) between or among the Purchaser, the Sponsor and/or any other member of the SPAC Group, on the one hand, and HHR, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Transactions and belong to the SPAC Group after the Closing, and shall not pass to or be claimed or controlled by the Purchaser and its Affiliates (following the Closing). Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with the Purchaser or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Purchaser.

(b) The Purchaser and the Company, on behalf of their respective successors and assigns (including, after the Closing), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders, shareholders or holders of other equity interests of the Company and/or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “Company Group”), on the one hand, and (y) the Company (following the Closing) and/or any member of the SPAC Group, on the other hand, any legal counsel, including Latham & Watkins LLP (“Latham”) that represented the Company prior to the Closing may represent any member of the Company Group in such dispute even though the interests of such Persons may be directly adverse to the Company (following the Closing), and even though such counsel may have represented the Purchaser and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Company (following the Closing). The Purchaser and the Company, on behalf of their respective successors and assigns (including, after the Closing), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Ancillary Document or the transactions contemplated hereby or thereby) between or among the Company and/or any member of the Company Group, on the one hand, and Latham, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Transactions. Notwithstanding the foregoing, any privileged communications or information shared by the Purchaser prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Company (following the Closing).

(c) Latham has represented the Company Group and the Target Companies with respect to the Transactions. All Parties recognize the commonality of interest that exists and will continue to exist until the Closing, and the Parties agree that such commonality of interest should continue to be recognized after the Closing. Specifically, the SPAC Group and, following the Closing, the Company, agree that they shall not, and shall cause their Affiliates not to, seek to have Latham be disqualified from representing (a) any member of the Company Group in connection with any dispute that may arise between such parties and the SPAC Group or the Target Companies, or (b) the Purchaser or any of the Target Companies in connection with any dispute that may arise between such parties and the members of the Company Group.

(d) HHR has represented the SPAC Group with respect to the Transactions. All Parties recognize the commonality of interest that exists and will continue to exist until the Closing, and the Parties agree that such commonality of interest should continue to be recognized after the Closing. Specifically, the Company Group and, following the Closing, the Company and the Target Companies agree that they shall not, and shall cause their Affiliates not to, seek to have HHR be disqualified from representing any member of the SPAC Group in connection with any dispute that may arise between such parties and the SPAC Group or the Target Companies.

Section 9.16 Waiver of Claims Against Trust. The Company acknowledges that the Purchaser is a special purpose company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the IPO Prospectus available at www.sec.gov, substantially all of the Purchaser assets consist of the cash proceeds of the Purchaser’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in the Trust Account for the benefit of the Purchaser, its public shareholders and the underwriters of the Purchaser’s initial public offering. The Company acknowledges that it has been advised by the Purchaser that, except with respect to interest earned on the funds held in the Trust Account that may be released to the Purchaser to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if the Purchaser completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the IPO Prospectus; (ii) if the Purchaser fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to the Purchaser in limited amounts to permit the Purchaser to pay the costs and expenses of its liquidation and dissolution, and then to the Purchaser Shareholders; and (iii) if the Purchaser holds a shareholder vote to amend the Purchaser’s Organizational Documents to modify the substance or timing of the obligation to redeem 100% of the Purchaser Class A Ordinary Shares if the Purchaser fails to complete a Business Combination within the allotted time period or to otherwise modify any other material provision of the Purchaser’s Organizational Documents relating to its shareholders’ rights or its pre-initial Business Combination activity, then for the redemption of any Purchaser Ordinary Shares properly tendered in connection with such vote. For and in consideration of the Purchaser entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom to the Purchaser’s public shareholders as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with the Purchaser; provided, however, that (x) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against the Purchaser for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for the Purchaser to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Redemption) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect the Purchaser’s ability to fulfill its obligation to effectuate the redemptions and (y) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against the Purchaser’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account).

Section 9.17 Company and Purchaser Disclosure Letters. The Company Disclosure Letter and the Purchaser Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and/or the Purchaser Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Company Disclosure Letter and/or the Purchaser Disclosure Letter is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Article X

Definitions

Section 10.01 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“A&R Registration Rights Agreement” has the meaning specified in the Recitals.

“Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal (whether written or oral), from any Person or group at any time relating to an Alternative Transaction (other than the Purchaser and the Sponsor or their respective Representatives).

“Additional Purchaser SEC Reports” has the meaning specified in Section 5.07(a).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” has the meaning specified in the Preamble.

“Alternative Transaction” means (i) with respect to the Company and its Affiliates, in one transaction or a series of transactions (other than the transactions contemplated by this Agreement and other than the acquisition or disposition of inventory, equipment or other tangible personal property in the ordinary course of business), (a) any acquisition or purchase, directly or indirectly, of (1) all or any portion of the assets of the Target Companies that comprises 25% or more of their combined net revenues or net income, (2) except to the extent expressly permitted by Section 6.02(b), any of the shares or other equity interests of the Target Companies, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership or otherwise, or (b) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Target Companies, and (ii) with respect to the Purchaser and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination involving Purchaser or any of its Affiliates.

“Ancillary Documents” means each of the agreements and instruments contemplated by this Agreement or otherwise related to the transactions contemplated in this Agreement, in each case to be executed and delivered on the date of this Agreement or on or prior to the Closing Date, including this Agreement (together with the Company Disclosure Letter and the Purchaser Disclosure Letter).

“Anti-Bribery Law” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws of any jurisdiction (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials) that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any official or representative of a Governmental or Regulatory Authority or commercial entity to obtain a business advantage.

“Anti-Money Laundering Laws” means, with respect to any Person, the applicable anti-money laundering statutes of jurisdictions where such Person conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency in such jurisdiction, including, without limitation, (i) the Bank Secrecy Act, (ii) the U.S. Currency and Foreign Transaction Reporting Act of 1970, (iii) the Money Laundering Control Act of 1986, and (iv) the USA PATRIOT Act, in each case, including the rules, regulations and applicable financial recordkeeping and reporting requirements promulgated thereunder and as amended from time to time.

“Antitrust Laws” has the meaning specified in Section 6.09(b).

“Audited Financial Statements” has the meaning specified in Section 6.04(a).

“Business Combination” has the meaning specified in Article 1.1 of the Purchaser’s Organizational Documents as in effect on the date of this Agreement.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York, Boston, Massachusetts or, for so long as the Purchaser remains domiciled in Cayman Islands, Governmental Authorities in the Cayman Islands that are authorized or required by Law to close.

“Cayman Companies Act” has the meaning specified in the Recitals.

“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

“Certificates of Merger” has the meaning specified in Section 1.02.

“Change in Recommendation” has the meaning specified in Section 6.14(b)(i).

“Closing” has the meaning specified in Section 3.01.

“Closing Date” has the meaning specified in Section 3.01.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended.

“Company” has the meaning specified in the Preamble.

“Company Benefit Plans” means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to by any Target Company for the benefit of any Relevant Service Provider, or with respect to which any Target Company has any Liability, whether direct or indirect, whether actual or contingent, to provide compensation or benefits to any Relevant Service Provider (or any of their dependents or beneficiaries), in each case, other than (i) a multiemployer plan within the meaning of Section 3(37) of ERISA or (ii) any plan or program that is sponsored solely by a Governmental Authority and to which any Target Company is required to contribute pursuant to applicable Law.

“Company Closing Certificate” has the meaning specified in Section 3.02(b).

“Company Common Stock” means Company’s common stock, par value $0.0001 per share.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Convertible Security” means each convertible promissory note, simple agreement for future equity or similar instrument or Contract issued by the Company or entered into by the Company pursuant to which any Person has the right to convert or exchange such instrument or Contract into equity securities of the Company (for the avoidance of doubt, excluding Company Warrants, Company Restricted Stock Awards, Company Options and Company RSUs).

“Company Disclosure Letter” has the meaning specified in the Preamble to Article IV.

“Company Earnout Stockholder” means (i) a stockholder of the Company who received one or more shares of Domesticated Purchaser Common Stock pursuant to Section 2.02(a)(ii)(A) or (ii) any holder, as of immediately prior to the Closing, of a Company Option, Company RSU or Company Restricted Stock Award.

“Company Earnout Stockholder Portion” means, with respect to any Company Earnout Stockholder, a percentage determined by dividing (a) the aggregate number of shares of Domesticated Purchaser Common Stock issued to such Company Earnout Stockholder at Closing pursuant to Section 2.02(a) plus the aggregate number of shares underlying such Company Earnout Stockholder’s Purchaser Restricted Stock Awards, Purchaser Options and Purchaser RSUs, as applicable, issued pursuant to Sections 2.02(a), and (b) the total number of shares of Domesticated Purchaser Common Stock issued pursuant to Section 2.02(a) plus the aggregate number of shares of Domesticated Purchaser Common Stock underlying Purchaser Restricted Stock Awards, Purchaser Options, Purchaser RSUs and Purchaser Warrants issued pursuant to Section 2.02(a) that are outstanding immediately after the First Effective Time.

“Company Equity Incentive Plan” means each of the Company’s 2020 Stock Incentive Plan, as amended from time to time, and the Company’s 2024 Stock Incentive Plan, as amended from time to time.

“Company Financials” has the meaning specified in Section 4.06(a).

“Company Fundamental Representations” means the representations and warranties made pursuant to the first and third sentences of Section 4.01 (Organization and Standing); the entirety of Section 4.02 (Authorization; Binding Agreement); the entirety of Section 4.03 (Capitalization); and the entirety of Section 4.26 (Finders and Brokers).

“Company Group” has the meaning specified in Section 9.15(b).

“Company IP” means any and all Intellectual Property currently owned, licensed, used or held for use by the Target Companies.

“Company IP Licenses” means Intellectual Property licenses, sublicenses and other agreements or permissions to use Intellectual Property.

“Company Material Adverse Effect” means any event, state of facts, condition, change, development, circumstance, occurrence or effect (collectively, “Events”), that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Target Companies, taken as a whole, or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Target Companies to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action required by this Agreement or any Ancillary Document, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions (including any acts of war or sanctions imposed in connection with the current disputes involving (i) the Russian Federation and Ukraine or (ii) Israel,

Hamas, Lebanon, Syria, Iran and any other state or non-state actors involved), (f) any failure of the Target Companies to meet any projections or forecasts (provided that clause (f) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect), (g) any Events generally applicable to the industries or markets in which the Company and its Subsidiaries operate (including (1) increases in the cost of products, supplies, materials or other goods purchased from third party suppliers or (2) changes, delays or disruptions in the availability or supply of critical materials (or any commodities, material or components used in or produced by the Target Companies’ business)), (h) the announcement of this Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Target Companies, (i) any matter set forth on the Company Disclosure Letter, or (j) any action taken by, or at the request of, the Purchaser; provided, further, however, that any Event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Target Companies, taken as a whole, relative to similarly situated companies in the industry in which the Target Companies conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Target Companies, taken as a whole, relative to similarly situated companies (including with respect to size and stage of company development) in the industry in which the Target Companies conduct their respective operations.

“Company Material Contract” has the meaning specified in Section 4.13(a).

“Company Option” means each option to purchase shares of Company Common Stock, granted pursuant to a Company Equity Incentive Plan.

“Company Permits” has the meaning specified in Section 4.11.

“Company Preferred Stock” means the Company Series A Preferred Stock, the Company Series B Preferred Stock and the Company Series Seed Preferred Stock.

“Company Real Property Leases” has the meaning specified in Section 4.16(b).

“Company Registered IP” has the meaning specified in Section 4.14(a).

“Company Restricted Stock Award” means an award of restricted shares of Company Common Stock subject to vesting and/or a right of repurchase (including as a result of any early exercise of a Company Option), whether granted under a Company Equity Incentive Plan or otherwise.

“Company RSU” means each restricted stock unit to acquire a share of Company Common Stock, granted pursuant to a Company Equity Incentive Plan.

“Company Series A Preferred Stock” means Company’s Series A preferred stock, par value $0.0001 per share.

“Company Series B Preferred Stock” means Company’s Series B preferred stock, par value $0.0001 per share.

“Company Series Seed Preferred Stock” means Company’s Series Seed preferred stock, par value $0.0001 per share.

“Company Software” means any and all Software which any of the Target Companies owns or purports to own, in whole or in part.

“Company Transaction Costs” means all fees, costs and expenses of the Target Companies, in each case, incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Ancillary Documents and the consummation of the Transactions, including: (a) all change of control bonuses and similar payments payable solely as a result of the consummation of the Transactions pursuant to arrangements (whether written or oral) entered into by the Target Companies prior to the Closing Date (excluding any “double-trigger” payments and any payment arising as a result of any action taken by or at the request of the Purchaser or its Affiliates), and the employer portion of payroll Taxes payable as a result of the foregoing amounts; (b) all professional or transaction, deal, brokerage, legal, accounting, financial advisory or any similar fees payable in connection with the consummation of the Transactions; (c) all costs, fees and expenses related to the D&O Tail; (d) all fees or other amounts charged by any Governmental Authorities relating to any required filing or application under Antitrust Laws; and (e) all of the filing fees payable to the SEC in connection with the Proxy Statement/Registration Statement; but excluding any amounts payable by the Purchaser hereunder pursuant to the definition of Purchaser Transaction Costs.

“Company Warrants” means all warrants to purchase any stock or other equity interests of the Company.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Continental” means the Continental Stock Transfer & Trust Company.

“Contracts” means all legally binding contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Copyleft Action” has the meaning specified in Section 4.14(e).

“Copyrights” has the meaning set for in the definition of “Intellectual Property”.

“Designated Directors” has the meaning specified in Section 6.19(a).

“D&O Indemnified Party” has the meaning specified in Section 6.20(a).

“D&O Tail” has the meaning specified in Section 6.20(b).

“DGCL” has the meaning specified in the Recitals.

“DLLCA” has the meaning specified in the Recitals.

“Domesticated Purchaser Class 1 Warrants” means the Purchaser Class 1 Warrants that become exercisable for Domesticated Purchaser Common Stock in connection with the Domestication.

“Domesticated Purchaser Class 2 Warrants” means the Purchaser Class 2 Warrants that become exercisable for Domesticated Purchaser Common Stock in connection with the Domestication.

“Domesticated Purchaser Common Stock” means, following the Domestication, common stock of the Purchaser, par value $0.0001 per share.

“Domesticated Purchaser New Unit” means, following the Domestication, a unit of the Purchaser, consisting of one (1) share of Domesticated Purchaser Common Stock (which was one Purchaser Class A Ordinary Share prior to the Domestication) and three-quarters (3/4) of one (1) Purchaser Class 2 Warrant.

“Domesticated Purchaser Public Warrants” has the meaning specified in the Recitals.

“Domesticated Purchaser Unit” means, following the Domestication, a unit of the Purchaser, consisting of one (1) share of Domesticated Purchaser Common Stock (which was one Purchaser Class A Ordinary Share prior to the Domestication), one-quarter (1/4) of one (1) Purchaser Class 1 Warrant, and three-quarters (3/4) of one (1) Purchaser Class 2 Warrant.

“Domestication” has the meaning specified in the Recitals.

“Earnout Consideration” has the meaning specified in Section 2.05(b).

“Earnout Shares” means the shares of Domesticated Purchaser Common Stock that may be issued pursuant to Section 2.05(a) and Section 2.05(b).

“Enforceability Exceptions” has the meaning as specified in Section 5.02.

“Environmental Law” means any Law relating to (a) the protection of human health and safety to the extent relating to exposure to Hazardous Materials, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 USC. Section 2601 et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 USC. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC. Section 111 et. seq., Occupational Safety and Health Act, 29 USC. Section 651 et. seq. (to the extent it relates to exposure to Hazardous Materials), the Asbestos Hazard Emergency Response Act, 15 USC. Section 2601 et. seq., the Safe Drinking Water Act, 42 USC. Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Legal Proceedings, losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest actually incurred as a result of any claim or demand by any Governmental Authority or other Person or in response to any violation of Environmental Law, to the extent based upon or arising under or pursuant to any Environmental Law, Environmental Permit, Order or Contract that relates to any environmental, health or safety condition, violation of Environmental Law or a Release or threatened Release of Hazardous Materials.

“Environmental Permits” has the meaning specified in Section 4.20(a).

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) which, together with a Target Company, would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means the quotient obtained by dividing (x) 50,700,200, by (y) the number of Fully-Diluted Company Shares. As of the date of this Agreement, the Exchange Ratio would be 2.62152.

“Exchange Ratio Calculation” has the meaning specified in Section 3.04(a).

“Excluded Share” has the meaning specified in Section 2.02(a)(i).

“Extension” has the meaning specified in Section 6.03(a).

“FAR” has the meaning specified in Section 4.10(d).

“Federal Securities Laws” has the meaning specified in Section 6.07.

“First Certificate of Merger” has the meaning specified in Section 1.02(b).

“First Effective Time” has the meaning specified in Section 1.02(b).

“First Merger” has the meaning specified in the Recitals.

“Foreign Antitrust Laws” has the meaning specified in Section 2.05(j).

“Fraud Claim” means any claim based upon intentional fraud as defined under the common law of the State of Delaware.

“Fully-Diluted Company Shares” means an amount equal to, without duplication, the aggregate number of shares of Company Common Stock that are issued and outstanding as of immediately prior to the First Effective Time, assuming exercise, exchange or conversion of all securities that are exercisable or exchangeable for, or convertible into, Company Common Stock, including all shares subject to Company Restricted Stock Awards, Company Options, Company RSUs, Company Preferred Stock and Company Warrants; provided, however, that the number of shares of Company Common Stock into which securities that are exercisable or exchangeable for, or convertible into, Company Common Stock shall be exercised or exchanged for, or converted into, shall be determined using the “treasury stock” method. As of the date of this Agreement there are 19,340,035 Fully-Diluted Company Shares.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Generative AI” means any type of AI/ML Software that can be used to create, produce or generate outputs (including text, images, video, audio, code or synthetic data), including from or based on prompts or inputs.

“Governmental Authority” means any federal, state, local, foreign government or other governmental, quasi-governmental, regulatory or administrative authority, body, instrumentality, department, board, bureau or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body (private or public).

“Government Bid” means any quotation, bid or proposal by a Target Company that is outstanding and in effect as of the date of this Agreement, which if accepted or awarded, would lead to a prime contract with a Governmental Authority, or to a subcontract with a prime contractor or higher-tier subcontractor under a prime contract with a Governmental Authority.

“Government Contract” means any Contract, grant, cooperative agreement, basic ordering agreement, letter contract, or order between a Target Company, on the one hand, and (i) any Governmental Authority, (ii) another Person under such other Person’s prime contract with a Governmental Authority, or (iii) any higher tier subcontractor of a Governmental Authority in its capacity as a subcontractor, on the other hand, for which the period of performance has not expired or terminated, or final payment has not been received, or which remain open to audit as of the date of this Agreement. Unless otherwise indicated, a task, purchase or delivery order under a Government Contract will not constitute a separate Government Contract, for purposes of this definition, but will be part of the Government Contract under which it was issued.

“Government-Furnished Items” has the meaning specified in Section 4.10(k).

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other substance or material that is regulated as hazardous or toxic under Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“HHR” means Hughes Hubbard & Reed LLP.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Taxes” means income, capital gains, franchise, and similar Taxes.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP (other than real estate leases and any other leases that would be required to be capitalized only upon adoption of ASC 842), (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intellectual Property” means any and all intellectual or proprietary property and all rights, title, and interest therein including: (i) all United States and foreign patents and patent applications, patent disclosures and inventions, (whether patentable or unpatentable and whether or not reduced to practice), including any continuations, divisions, continuations in part, renewals, divisionals, extensions, reissues or foreign counterparts of any of the foregoing; (ii) all United States, international and foreign trade names, trade dress, trademarks, service marks, logos or internet domain name registrations, social media usernames, handles, and similar identifiers, including all goodwill associated therewith, together with all registrations and applications relating thereto (“Trademarks”); (iii) all United States, international, and foreign copyrights (whether registered or unregistered), original works of authorship (including Software and all rights therein), copyrightable works, together with all registrations and applications relating thereto (“Copyright”); (iv) all proprietary databases and data; (v) all industrial designs and any registrations and applications therefor throughout the world; (vi) Trade Secrets, (vii) Software and data, databases, compilations, and any other electronic data files, including any and all collections of data, whether machine readable or otherwise; (viii) rights to sue or recover and retain damages and costs and attorneys’ fees for the past, present or future infringement, dilution, misappropriation, or other violation of any of the foregoing anywhere in the world; (ix) any and all other intellectual or industrial property rights protectable by applicable law in any jurisdiction; and (x) all issuances, renewals, registrations and applications of or for any of the foregoing.

“Intended Tax Treatment(s)” has the meaning specified in the Recitals hereto.

“Interim Company Financials” has the meaning specified in Section 4.06(a).

“Interim Period” has the meaning specified in Section 6.01(a).

“IPO” means the initial public offering of Purchaser Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of the Purchaser, dated as of March 3, 2026 (File No. 333-293233).

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“IT Assets” means technology, devices, computers, hardware, Software (including firmware and middleware), systems, sites, servers, networks, workstations, routers, hubs, circuits, switches, interfaces, websites, platforms, data communications lines, and all other information or operational technology, telecommunications, or data processing assets, facilities, systems services, or equipment, and all data stored therein or processed thereby, and all associated documentation.

“JOBS Act” has the meaning specified in Section 5.07(f).

“Knowledge” means, with respect to (i) the Company, the actual knowledge of the individuals set forth on Section 10.01-C of the Company Disclosure Letter and (ii) the Purchaser, the actual knowledge of the individuals set forth on Section 10.01-D of the Purchaser Disclosure Letter.

“Latham” has the meaning specified in Section 9.15(b).

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Legal Proceedings or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards).

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Lock-Up Agreements” has the meaning specified in the Recitals hereto.

“Merger Consideration” has the meaning specified in Section 2.02(a)(ii).

“Merger Sub I” has the meaning specified in the Preamble.

“Merger Sub II” has the meaning specified in the Preamble.

“Mergers” has the meaning specified in the Recitals.

“NIST” has the meaning specified in Section 4.10(d).

“NYSE” has the meaning specified in Section 5.07(a).

“OFAC” has the meaning specified in Section 5.17(c).

“Off-the-Shelf Software” means “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available to the public on standard terms and conditions, generally with license, maintenance, support and other fees of less than $100,000 per year.

“Offer Documents” has the meaning specified in Section 6.14(a)(i).

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Outside Date” has the meaning specified in Section 8.01(c).

“Owned Intellectual Property” means any and all Intellectual Property which any of the Target Companies owns (or purports to own), in whole or in part, and includes the Company Software, all Company Registered IP and all other Intellectual Property required to be set forth in Section 4.14(a)(i) of the Company Disclosure Letter.

“Party(ies)” has the meaning specified in the Preamble.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not yet due and payable or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto in accordance with GAAP, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (e) Liens arising under this Agreement or any Ancillary Document or (f) non-exclusive licenses of Intellectual Property granted in the ordinary course of business.

“Person” means an individual, corporation, company, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Information” means information that is considered “personally identifiable information,” “personal information,” “personal data,” or any similar term by any applicable Laws.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“PIPE Investment” has the meaning specified in the Recitals.

“PIPE Investment Amount” means the aggregate gross purchase price received by the Purchaser prior to or substantially concurrently with Closing for the shares in the PIPE Investment.

“Post-Closing Purchaser Board” has the meaning specified in Section 6.19(a).

“Preferred Bidder Status” has the meaning specified in Section 4.10(a).

“Premium Cap” has the meaning specified in Section 6.20(b).

“Proxy Statement” has the meaning specified in Section 6.14(a)(i).

“Proxy Statement/Registration Statement” has the meaning specified in Section 6.14(a)(i).

“Public Certifications” has the meaning specified in Section 5.07(a).

“Purchaser” has the meaning specified in the Preamble.

“Purchaser Benefit Plan” means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to by the Purchaser or any of its Affiliates for the benefit of their respective employees, independent contractors, directors or other individual service providers (or any of their dependents or beneficiaries), or with respect to which the Purchaser or any of its Affiliates has any Liability, whether direct or indirect, whether actual or contingent.

“Purchaser Board” has the meaning specified in Section 6.14(b)(i).

“Purchaser Board Recommendation” has the meaning specified in Section 6.14(b)(i).

“Purchaser Bylaws upon Domestication” has the meaning specified in the Recitals.

“Purchaser Charter upon Domestication” has the meaning specified in the Recitals.

“Purchaser Class 1 Warrants” means the Class 1 public warrants to purchase Purchaser Class A Ordinary Shares contemplated by the Purchaser Warrant Agreement.

“Purchaser Class 2 Warrants” means the Class 2 public warrants to purchase Purchaser Class A Ordinary Shares contemplated by the Purchaser Warrant Agreement.

“Purchaser Class A Ordinary Shares” means prior to the Domestication, Class A ordinary shares of the Purchaser of a par value of $0.0001 per share.

“Purchaser Class B Ordinary Shares” means prior to the Domestication, Class B ordinary shares of the Purchaser of a par value of $0.0001 per share.

“Purchaser Closing Cash Amount” means an amount equal to the sum of (a) the amount of cash available in the Trust Account as of the Closing after giving effect to the Redemption, plus (b) the PIPE Investment Amount, in each case of clauses (a) and (b), (and without otherwise limiting the foregoing) prior to giving effect to the payment of any Purchaser Transaction Costs or Company Transaction Costs.

“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Purchaser Confidential Information shall not include any information which, (i) at the time of disclosure by the Company or any of its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Purchaser or its Representatives to the Company or any of its Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Target Companies.

“Purchaser Disclosure Letter” has the meaning specified in the Preamble to Article V.

“Purchaser Fundamental Representations” means the representations and warranties made pursuant to the first sentence of Section 5.01(a) (Organization and Standing); the entirety of Section 5.02 (Authorization; Binding Agreement); the entirety of Section 5.06 (Capitalization); and the entirety of Section 5.16 (Finders and Brokers).

“Purchaser Incentive Award Plan” has the meaning specified in Section 6.15(a).

“Purchaser Material Adverse Effect” means any Event, (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Purchaser, or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Purchaser to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Purchaser Material Adverse Effect”: (a) the announcement of this Agreement and consummation of the transactions contemplated hereby, (b) the taking of any action required by this Agreement or any Ancillary Document, (c) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate, (d) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (e) the Redemption, (f) any breach of any covenants, agreements or obligations of any PIPE Investor (including any breach of such Person’s obligations to fund any amounts thereunder when required), (g) changes in applicable Law or interpretations thereof after the date of this Agreement, (h) changes in GAAP (or any interpretation thereof) after the date of this Agreement, or (i) any change in interest rates or economic, political, business or financial market conditions generally; provided, further, however, that any Event referred to in clauses (c), (d), (g), (h) or (i) above may be taken into account in determining if a Purchaser Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Purchaser relative to similarly situated companies in the industry in which the Purchaser conducts its operations, but only to the extent of the incremental disproportionate effect on the Purchaser relative to similarly situated companies in the industry in which the Purchaser conducts its operations.

“Purchaser New Units” means the new units of the Purchaser that began trading on April 24, 2026, each consisting of one (1) Purchaser Class A Ordinary Share and three-quarters (3/4) of one (1) Purchaser Class 2 Warrant.

“Purchaser Option” has the meaning specified in Section 2.02(a)(iv).

“Purchaser Ordinary Shares” means the Purchaser Class A Ordinary Shares and the Purchaser Class B Ordinary Shares.

“Purchaser Preference Shares” means prior to the Domestication, preference shares of the Purchaser, par value $0.0001 per share.

“Purchaser Private Placement Warrants” means the Purchaser Warrants sold to the Sponsor in a private placement concurrently with the IPO.

“Purchaser Restricted Stock Award” has the meaning specified in Section 2.02(a)(iii).

“Purchaser RSU” has the meaning specified in Section 2.02(a)(v).

“Purchaser Sale” means the occurrence of any of the following events: (a) any Person (other than one or more holding companies whose ultimate owners immediately after the formation thereof are the same as the owners of the Purchaser immediately prior to the formation thereof) or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act or any successor provisions thereto is or becomes the beneficial owner, directly or indirectly, of securities (or rights convertible or exchangeable into securities) of the Purchaser representing more than fifty percent (50%) of the combined voting power of or economic rights or interests in the Purchaser’s then outstanding voting securities, (b) there is consummated a merger or consolidation of the Purchaser with any other corporation or other entity, and, immediately after the consummation of such merger, consolidation, reorganization, or other business combination, either (x) the Purchaser’s board of directors immediately prior to the such transaction does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (y) the voting securities of the Purchaser immediately prior to such transaction do not continue to represent or are not converted into more than fifty percent (50%) of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a Subsidiary, the ultimate parent thereof, (c) the shareholders of the Purchaser approve a plan of complete liquidation or dissolution of the Purchaser or there is consummated an agreement or series of related agreements for the sale, lease or other disposition, directly or indirectly, by the Purchaser of all or substantially all of the assets of the Purchaser and its Subsidiaries, taken as a whole (or assets of the Purchaser and its Subsidiaries generating all or substantially all of the gross revenues or net income of the Purchaser and its Subsidiaries, taken as a whole), other than such sale or other disposition by the Purchaser of all or substantially all of the assets of the Purchaser and its Subsidiaries, taken as a whole, to an entity at least fifty percent (50%) of the combined voting power of the voting securities of which are owned by shareholders of the Purchaser in substantially the same proportions as their ownership of the Purchaser immediately prior to such sale, or (d) shares of Domesticated Purchaser Common Stock are delisted from the principal securities exchange or securities market on which such shares of Domesticated Purchaser Common Stock are then traded prior to the consummation of any such transaction or series of transactions described in clauses (a) through (c) above.

“Purchaser SEC Reports” has the meaning specified in Section 5.07(a).

“Purchaser Shareholder Approval” means the approval of (i) those Transaction Proposals identified in clauses (B) and (C) and of Section 6.14(b)(i), in each case, by special resolution under Cayman Islands Law, being a resolution passed by a majority of not less than two-thirds of the outstanding Purchaser Ordinary Shares (or the Purchaser Class B Ordinary Shares as the case may be) entitled to vote in person or by proxy, who attend and vote thereupon (as determined in accordance with the Purchaser’s Organizational Documents) at the Purchaser Shareholders’ Meeting, (ii) those Transaction Proposals identified in clauses (A), (D), (E), (F), (G), (H), and (I) of Section 6.14(b)(i), in each case, by an ordinary resolution under Cayman Islands Law, being a resolution passed by a simple majority of the outstanding Purchaser Ordinary Shares (or the Purchaser Class B Ordinary Shares, as the case may be) entitled to vote in person or by proxy, who attend and vote thereupon (as determined in accordance with the Purchaser’s Organizational Documents), (or if required by applicable Law, or the Purchaser’s Organizational Documents as a special resolution, being a resolution passed by a majority of not less than two-thirds of the outstanding Purchaser Ordinary Shares entitled to vote in person or by proxy, who attend and vote thereupon (as determined in accordance with the Purchaser’s Organizational Documents) at the Purchaser Shareholders’ Meeting), and (iii) with respect to any other proposal proposed to the Purchaser Shareholders, the requisite approval required under the Purchaser’s Organizational Documents, the Cayman Companies Act or any other applicable Law, in each case, at a Purchaser Shareholders’ Meeting.

“Purchaser Shareholders” means the shareholders of Purchaser as of immediately prior to the First Effective Time.

“Purchaser Shareholders’ Meeting” has the meaning specified in Section 6.14(b)(i).

“Purchaser Transaction Costs” means: (a) all fees, costs and expenses of the Purchaser incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Ancillary Documents and the consummation of the Transactions, whether paid or unpaid prior to the Closing, including all professional or transaction related costs, fees and expenses of legal, accounting and financial advisors, consultants, auditors, accountants and brokers, including any deferred underwriting commissions being held in the Trust Account; and (b) any Indebtedness of the Purchaser owed to its Affiliates or shareholders to the extent such Indebtedness does not convert into “working capital” warrants.

“Purchaser Units” means the units of the Purchaser sold in the IPO, each consisting of one (1) Purchaser Class A Ordinary Share, one-quarter (1/4) of one (1) Purchaser Class 1 Warrant, and three-quarters (3/4) of one (1) Purchaser Class 2 Warrant.

“Purchaser Warrant Agreement” means the Warrant Agreement dated March 3, 2026 between Purchaser and Continental Stock Transfer & Trust Company, as warrant agent.

“Purchaser Warrants” means the warrants contemplated by the Warrant Agreement.

“Redemption” has the meaning specified in Section 6.14(b)(i).

“Refinery Earnout Achievement Date” has the meaning specified in Section 2.05(b).

“Refinery Earnout Consideration” has the meaning specified in Section 2.05(b).

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Purchaser under the Securities Act with respect to the Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 6.14(a)(i).

“Related Person” means any officer, director, manager, employee, trustee or beneficiary of a Target Company or any of its Affiliates and any immediate family member of any of the foregoing.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Relevant Service Provider” means any employee, officer, director or individual independent contractor of the Target Companies.

“Remedial Legal Proceeding” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Requisite Shareholder Approval” means the approval of this Agreement and the Transactions, including the Mergers, by the affirmative vote or written consent of the stockholders of the Company, pursuant to the terms and in accordance with and satisfaction of the conditions of the Company’s Organizational Documents and applicable Law.

“Sanctioned Jurisdiction” has the meaning specified in Section 5.17(c).

“SDN List” has the meaning specified in Section 5.17(c).

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Second Certificate of Merger” has the meaning specified in Section 1.02(b).

“Second Effective Time” has the meaning specified in Section 1.02(b).

“Second Merger” has the meaning specified in the Recitals.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Lock-Up Agreement” has the meaning specified in the Recitals.

“Seller Voting and Support Agreement” means that certain Seller Voting and Support Agreement, dated as of July 21, 2026 (as it may be amended or supplemented from time to time), by and between the Purchaser, the Company and certain of the Sellers.

“Sellers” means the holders of equity securities of the Company, collectively.

“Software” means any and all (i) computer software, firmware and computer programs and applications, including all source code, object code, middleware, computer programs, application programming interfaces, algorithms, plugins, libraries, subroutines, tools, drivers, microcode, scripts, instruction sets and macros in each case of the foregoing whether in source code, executable or object code form, documentation related thereto including user manuals, related to any of the foregoing and all software modules, tools and databases; and (ii) deep learning, machine learning, and other artificial intelligence technologies (collectively, “AI/ML”).

“SPAC Group” has the meaning specified in Section 9.15(a).

“Sponsor Indemnitee” has the meaning specified in Section 6.27.

“Sponsor Lock-Up Agreement” has the meaning specified in the Recitals hereto.

“Sponsor Share Conversion” has the meaning specified in the Recitals hereto.

“Sponsor Support Agreement” means that certain Sponsor Support Agreement, dated as of the date of this Agreement (as it may be amended or supplemented from time to time), by and among the Sponsor, the Company, the Purchaser and the other parties thereto.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Surviving Corporation” has the meaning specified in Section 1.02(a).

“Surviving LLC” has the meaning specified in Section 1.02(a).

“Target Companies” means, collectively, the Company and its direct and indirect Subsidiaries.

“Tax Return” means any return, form, declaration, election, disclosure, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges in the nature of a tax, together with any interest and any penalties, additions to tax or additional amounts with respect thereto imposed by a Governmental Authority.

“Third-Party Datasets” has the meaning specified in Section 4.14(h).

“Top Suppliers” has the meaning specified in Section 4.23(a).

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to Copyright, Trademark, or trade secret protection).

“Trademarks” has the meaning set for in the definition of “Intellectual Property”.

“Trading Day” means any day on which shares of Domesticated Purchaser Common Stock are actually traded on the principal securities exchange or securities market on which shares of Domesticated Purchaser Common Stock are then traded.

“Trading Earnout Achievement Date” has the meaning specified in Section 2.05(a).

“Trading Earnout Consideration” has the meaning specified in Section 2.05(a).

“Transaction Proposals” has the meaning specified in Section 6.14(b)(i).

“Transactions” has the meaning specified in the Recitals.

“Transfer Taxes” has the meaning specified in Section 6.11(c).

“Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provisions or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

“Trust Account” has the meaning specified in Section 5.15.

“Trust Agreement” has the meaning specified in Section 5.15.

“Trustee” has the meaning specified in Section 5.15.

“Unaudited Company Financials” has the meaning specified in Section 4.06(a).

“Updated 1H Financial Statements” has the meaning specified in Section 6.04(b).

“Written Consent” has the meaning specified in Section 6.14(c)(i).

{The next page is the signature page}

IN WITNESS WHEREOF, each Party hereto has caused this Business Combination Agreement to be signed and delivered as of the date first written above.

The Purchaser:

KENSINGTON CAPITAL ACQUISITION CORP. VI

By:	/s/ Justin Mirro
Name:	Justin Mirro
Title:	Chairman and CEO

Merger Sub I:

HOMELAND MERGER SUB, INC.

By:	/s/ Daniel Huber
Name:	Daniel Huber
Title:	CFO

Merger Sub II:

HOMELAND MERGER SUB II, LLC

By:	/s/ Daniel Huber
Name:	Daniel Huber
Title:	CFO

Agreed to for purposes of Section 6.21 only:

The Sponsor:

KENSINGTON CAPITAL SPONSOR VI LLC

By:	/s/ Justin Mirro
Name:	Justin Mirro
Title:	Managing Member

The Company:

NTH CYCLE, INC.

By:	/s/ Megan Patricia O’Connor
Name:	Megan Patricia O’Connor
Title:	Co-founder and CEO

{Signature Page to Business Combination Agreement}

Annex B

CERTIFICATE OF INCORPORATION OF

NTH CYCLE HOLDINGS, INC.

ARTICLE I

The name of the corporation is Nth Cycle Holdings, Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 919 North Market Street, Suite 950, Wilmington, New Castle County, DE 19801, and the name of its registered agent at such address is Incorp Services, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented. The Corporation is being incorporated in connection with the domestication of Kensington Capital Acquisition Corp. VI, a Cayman Islands exempted company limited by shares (“Kensington”), as a Delaware corporation, and this Certificate of Incorporation (this “Certificate”) is being filed simultaneously with the Certificate of Corporate Domestication of Kensington (the “Certificate of Domestication” and such time of filing being the “Effective Time”).

ARTICLE IV

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock which the Corporation shall have authority to issue is [ • ]. The total number of shares of Common Stock that the Corporation is authorized to issue is [ • ], having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is [ • ], having a par value of $0.0001 per share.

Immediately prior to the filing of the Certificate of Domestication and this Certificate of Incorporation, the holders of the Class B ordinary shares of Kensington have elected to convert each such Class B ordinary share held by them, on a one-for-one basis, into one (1) Class A ordinary share of Kensington, and in connection with the Domestication and the filing of this Certificate, each then issued and outstanding Class A ordinary share of Kensington shall convert automatically, on a one-for-one basis, into a share of Common Stock.

ARTICLE V

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A. COMMON STOCK.

1. General. The voting, dividend, liquidation and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.

2. Voting. Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate (including any Certificate of Designation) or pursuant to the DGCL.

Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the requisite vote of the stockholders entitled to vote thereon, voting as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL.

3. Dividends. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

4. Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

B. PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Certificate (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate (including any Certificate of Designation).

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE VI

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

A. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the directors of the Corporation shall be classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. The initial Class I directors shall serve for a term expiring at the first annual meeting of stockholders following the Effective Time; the initial Class II directors shall serve for a term expiring at the second annual meeting of stockholders following the Effective Time; and the initial Class III directors shall serve for a term expiring at the third annual meeting of stockholders following the Effective Time. At each annual meeting of stockholders of the Corporation beginning with the first annual meeting of stockholders following the Effective Time, subject to any special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal. No decrease in the number of directors shall shorten the term of any incumbent director. The Board of Directors is authorized to designate members of the Board of Directors already in office as Class I, Class II and Class III.

B. Except as otherwise expressly provided by the DGCL or this Certificate, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors.

C. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

D. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term of the class to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification or removal.

E. Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article VI, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article VI, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

F. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal Bylaws of the Corporation. In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

G. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VII

A. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

B. Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or President, and shall not be called by any other person or persons.

C. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

ARTICLE VIII

No director or officer of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VIII, or the adoption of any provision of the Certificate inconsistent with this Article VIII, shall not adversely affect any right or protection of a director or officer of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE IX

The Corporation shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

ARTICLE X

Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the other state courts of the State of Delaware or the United States District Court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the bylaws of the Corporation or this Certificate (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article X, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article X. This Article X is intended to benefit and may be enforced by the Corporation, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

If any provision or provisions of this Article X shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article X (including, without limitation, each portion of any paragraph of this Article X containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE XI

A. Notwithstanding anything contained in this Certificate to the contrary, in addition to any vote required by applicable law, the following provisions in this Certificate may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Part B of Article V, Article VI, Article VII, Article VIII, Article IX, Article X, and this Article XI.

B. If any provision or provisions of this Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate (including, without limitation, each portion of any paragraph of this Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate (including, without limitation, each such portion of any paragraph of this Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

Annex C

Bylaws of

Nth Cycle Holdings, Inc.

(a Delaware corporation)

as of [_______]

i

ii

Bylaws of

Nth Cycle Holdings, Inc.

Article I - Corporate Offices

1.1 Registered Office.

The address of the registered office of Nth Cycle Holdings, Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”). Any reference in these Bylaws to the Certificate of Incorporation shall, to the greatest extent permitted by applicable law or unless the context requires otherwise, include any certificate of designation the Corporation may adopt and file relating to any series of the Corporation’s preferred stock.

1.2 Other Offices.

The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.

Article II - Meetings of Stockholders

2.1 Place of Meetings.

Meetings of stockholders shall be held at any place within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

2.2 Annual Meeting.

The Board shall designate the date and time of the annual meeting of stockholders. At the annual meeting of stockholders, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 of these Bylaws may be transacted. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.

2.3 Special Meeting.

Special meetings of stockholders may be called only by such persons and only in such manner as set forth in the Certificate of Incorporation.

No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting. The Board may postpone, reschedule or cancel any previously scheduled special meeting of stockholders.

2.4 Notice of Business to be Brought before a Meeting.

(a) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Board, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by or at the direction of the Board or the Chairman of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of capital stock of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with this Section 2.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting, either in person or by means of remote communication. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at or before the meeting of stockholders in writing or by electronic transmission. Stockholders seeking to nominate persons for election to the Board of Directors must comply with Section 2.5 and Section 2.6 and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5 and Section 2.6.

(b) Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting which, in the case of the Corporation’s 2027 annual meeting of stockholders shall be deemed to be the one-year anniversary of June 19, 2026; provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not more than the hundred twentieth (120th) day prior to such annual meeting and not later than (i) the ninetieth (90th) day prior to such annual meeting or, (ii) if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of Timely Notice as described above.

(c) To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary shall set forth:

(i) As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records), (B) the class or series and number of shares of capital stock of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of capital stock of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future, (C) the date or dates such shares were acquired, (D) the investment intent of such acquisition and (E) any pledge by such Proposing Person with respect to any of such shares (the disclosures to be made pursuant to the foregoing clauses (A) through (E) are referred to as “Stockholder Information”);

(ii) As to each Proposing Person,

(A) the material terms and conditions of any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) or a “put equivalent position” (as such term is defined in Rule 16a-1(h) under the Exchange Act) or other derivative or synthetic arrangement in respect of any class or series of shares of capital stock of the Corporation (“Synthetic Equity Position”) that is, directly or indirectly, held or maintained by, held for the benefit of, or involving such Proposing Person, including, without limitation:

(1) any option, warrant, convertible security, stock appreciation right, future or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of capital stock of the Corporation or with a value derived in whole or in part from the value of any shares of any class or series of shares of capital stock of the Corporation;

(2) any derivative or synthetic arrangement having the characteristics of a long position or a short position in any class or series of shares of capital stock of the Corporation, including, without limitation, a stock loan transaction, a stock borrow transaction, or a share repurchase transaction; or

(3) any contract, derivative, swap or other transaction or series of transactions designed to (x) produce economic benefits and risks that correspond substantially to the ownership of any class or series of shares of capital stock of the Corporation, (y) mitigate any loss relating to, reduce the economic risk (of ownership or otherwise) of, or manage the risk of share price decrease in, any class or series of shares of capital stock of the Corporation, or (z) increase or decrease the voting power in respect of any class or series of shares of capital stock of the Corporation held or maintained by, held for the benefit of, or involving such Proposing Person, including, without limitation, due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class or series of shares of capital stock of the Corporation, whether or not such instrument, contract or right shall be subject to settlement in the underlying class or series of shares of capital stock of the Corporation, through the delivery of cash or other property, or otherwise, and without regard to whether the holder thereof may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the price or value of any shares of any class or series of shares of capital stock of the Corporation;

provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underly any Synthetic Equity Position that is, directly or indirectly, held or maintained by, held for the benefit of, or involving such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer,

(B) a description of any agreement, arrangement or understanding with respect to any rights to dividends on the shares of any class or series of shares of capital stock of the Corporation owned beneficially by such Proposing Person that are separated or separable pursuant to such agreement, arrangement or understanding from the underlying shares of capital stock of the Corporation,

(C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation,

(D) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand,

(E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement),

(F) any proportionate interest in shares of capital stock of the Corporation or a Synthetic Equity Position held, directly or indirectly, by a general or limited partnership, limited liability company or similar entity in which any such Proposing Person (1) is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership or (2) is the manager, managing member or, directly or indirectly, beneficially owns an interest in the manager or managing member of such limited liability company or similar entity,

(G) a representation that such Proposing Person intends or is part of a group that intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies or votes from stockholders in support of such proposal and

(H) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act,

(the disclosures to be made pursuant to the foregoing clauses (A) through (H) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner; and

(iii) As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws, the language of the proposed amendment), (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holders or persons who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of capital stock of the Corporation or any other person or entity (including their names) in connection with the proposal of such business by such stockholder, and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.

For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(d) The Board of Directors may request that any Proposing Person furnish such additional information as may be reasonably required by the Board of Directors. Such Proposing Person shall provide such additional information within ten (10) days after it has been requested by the Board of Directors.

(e) A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(f) Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding officer of the meeting (or, in advance of any meeting of stockholders, the Board of Directors or an authorized committee thereof) shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(g) This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(h) For purposes of these Bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

2.5 Notice of Nominations for Election to the Board of Directors.

(a) Nominations of any person for election to the Board of Directors at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) by or at the direction of the Board of Directors, including by any committee or persons authorized to do so by the Board of Directors or these Bylaws, or (ii) by a stockholder present in person who (A) was a record owner of shares of capital stock of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.5 and Section 2.6 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder nominating any person for election to the Board of Directors at the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting, either in person or by means of remote communication. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at or before the meeting of stockholders in writing or by electronic transmission. The foregoing clause (ii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting or special meeting.

(b) (i) Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to each Nominating Person (as defined below) and its candidate for nomination as required to be set forth by this Section 2.5 and Section 2.6 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5 and Section 2.6.

(ii) Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting, then for a stockholder to make any nomination of a person or persons for election to the Board of Directors at a special meeting, the stockholder must (A) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (B) provide the information with respect to each Nominating Person and its candidate for nomination as required by this Section 2.5 and Section 2.6 and (C) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the ninetieth (90th) day prior to such special meeting or, if later, the tenth (10th) day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made (such notice within such time periods, “Special Meeting Timely Notice”).

(iii) In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(iv) In no event may a Nominating Person deliver a notice of nomination, as applicable, with respect to a greater number of director candidates than are subject to election by stockholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice or Special Meeting Timely Notice, as applicable, or (ii) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.

(c) To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary shall set forth:

(i) As to each Nominating Person, the Stockholder Information (as defined in Section 2.4(c)(i), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(i));

(ii) As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(c)(ii), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(ii) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(c)(ii) shall be made with respect to the nomination proposed to be made at the meeting); and provided that, in lieu of including the information set forth in Section 2.4(c)(ii)(G), the Nominating Person’s notice for purposes of this Section 2.5 shall include a representation as to whether the Nominating Person intends or is part of a group that intends to deliver a proxy statement and solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of director nominees other than the Corporation’s nominees in accordance with Rule 14a-19 promulgated under the Exchange Act; and

(iii) As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in a proxy statement and accompanying proxy card relating to the Corporation’s next meeting of stockholders at which directors are to be elected and to serving as a director for a full term if elected), (B) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates (as defined in Rule 14a-1(a) promulgated under the Exchange Act) or any other participants (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant, and (C) a completed and signed questionnaire, representation and agreement as provided in Section 2.6(a).

For purposes of this Section 2.5, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(d) The Board of Directors may request that any Nominating Person furnish such additional information as may be reasonably required by the Board of Directors. Such Nominating Person shall provide such additional information within ten (10) days after it has been requested by the Board of Directors.

(e) A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice or the materials delivered pursuant to this Section 2.5, as applicable, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination, including by changing or adding nominees, or to submit any new nomination, or submit any new proposal, matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(f) In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations. Notwithstanding the foregoing provisions of this Section 2.5, unless otherwise required by law, (i) no Nominating Person shall solicit proxies in support of director nominees other than the Corporation’s nominees unless such Nominating Person has, or is part of a group that has, complied with Rule 14a-19 promulgated under the Exchange Act in connection with the solicitation of such proxies, including the provision to the Corporation of notices required thereunder, in accordance with the time frames required in this Section 2.5 or by Rule 14a-19 promulgated under the Exchange Act, as applicable, and (ii) if (1) any Nominating Person provides notice in accordance with Rule 14a-19(b) promulgated under the Exchange Act and (2) (x) such notice in accordance with Rule 14a-19(b) is not provided within the time period for Timely Notice or Special Meeting Timely Notice, as applicable, (y) such Nominating Person subsequently fails to comply with the requirements of Rule 14a-19(a)(2) or Rule 14a-19(a)(3) promulgated under the Exchange Act or (z) such Nominating Person fails to timely provide reasonable evidence sufficient to satisfy the Corporation that such Nominating Person has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act in accordance with the following sentence, then the nomination of such Nominating Person’s proposed nominees shall be disregarded, notwithstanding that each such nominee is included as a nominee in the Corporation’s proxy statement, notice of meeting or other proxy materials for any meeting of stockholders (or any supplement thereto) and notwithstanding that proxies or votes in respect of the election of such proposed nominees may have been received by the Corporation (which proxies and votes shall be disregarded). If any Nominating Person provides notice in accordance with Rule 14a-19(b) promulgated under the Exchange Act, such Nominating Person shall deliver to the Corporation, no later than seven (7) business days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.

2.6 Additional Requirements for Valid Nomination of Candidates to Serve as Director and, if Elected, to be Seated as Directors.

(a) To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board of Directors or by a stockholder of record, must have previously delivered, to the Secretary at the principal executive offices of the Corporation, (i) a completed written questionnaire (in the form provided by the Corporation within ten (10) days upon written request of any stockholder of record therefor) with respect to the background, qualifications, stock ownership and independence of such proposed nominee and (ii) a written representation and agreement (in the form provided by the Corporation within ten (10) days upon written request of any stockholder of record therefor) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed to the Corporation, (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect), and (D) if elected as a director of the Corporation, intends to serve the entire term until the next meeting at which such candidate would face re-election.

(b) The Board of Directors may also require any proposed candidate for nomination as a director to furnish such other information related to such candidate’s eligibility or qualification to serve as a director as may reasonably be requested by the Board of Directors in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon. Without limiting the generality of the foregoing, the Board of Directors may request such other information in order for the Board of Directors to determine the eligibility of such candidate for nomination to be an independent director of the Corporation or to comply with the director qualification standards and additional selection criteria in accordance with the Corporation’s corporate governance guidelines. Such other information shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the request by the Board of Directors has been delivered to, or mailed and received by, the Nominating Person.

(c) A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.6, if necessary, so that the information provided or required to be provided pursuant to this Section 2.6 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(d) No candidate nominated pursuant to Section 2.4(a)(ii) shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with Section 2.5 and this Section 2.6, as applicable. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5 and this Section 2.6, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.

(e) Notwithstanding anything in these Bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated in accordance with Section 2.5 and this Section 2.6 and elected as a director.

2.7 Notice of Stockholders’ Meetings.

Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 of these Bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting of stockholders, the purpose or purposes for which such meeting is called.

2.8 Quorum.

Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.9 of these Bylaws until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.9 Adjourned Meeting; Notice.

When a meeting is adjourned to another time or place, unless these Bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken or are provided in any other manner permitted by the DGCL. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.

2.10 Conduct of Business.

The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.11 Voting.

Except as may be otherwise provided in the Certificate of Incorporation, these Bylaws or the DGCL, each stockholder shall be entitled to one (1) vote for each share of capital stock held by such stockholder.

Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.

2.12 Record Date for Stockholder Meetings and Other Purposes.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.13 Proxies.

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law, including Rule 14a-19 promulgated under the Securities Exchange Act of 1934, as amended, filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board.

2.14 List of Stockholders Entitled to Vote.

The Corporation shall prepare, no later than the tenth day before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of ten (10) days ending on the day before the meeting date: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.14 or to vote in person or by proxy at any meeting of stockholders.

2.15 Inspectors of Election.

Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

Such inspectors shall:

(i) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;

(ii) count all votes or ballots;

(iii) count and tabulate all votes;

(iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and

(v) certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.

2.16 Delivery to the Corporation.

Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Article III - Directors

3.1 Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

3.2 Number of Directors.

Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3 Election, Qualification and Term of Office of Directors.

Except as provided in Section 3.4 of these Bylaws, and subject to the Certificate of Incorporation, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal. Directors need not be stockholders. The Certificate of Incorporation or these Bylaws may prescribe qualifications for directors.

3.4 Resignation and Vacancies.

Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

3.5 Place of Meetings; Meetings by Telephone.

The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this Bylaw shall constitute presence in person at the meeting.

3.6 Regular Meetings.

Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.

3.7 Special Meetings; Notice.

Special meetings of the Board for any purpose or purposes may be called at any time by the chairperson of the Board, the Chief Executive Officer, the President, the Secretary or a majority of the total number of directors constituting the Board.

Notice of the time and place of special meetings shall be:

(i) delivered personally by hand, by courier or by telephone;

(ii) sent by United States first-class mail, postage prepaid;

(iii) sent by facsimile or electronic mail; or

(iv) sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four (4) days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

3.8 Quorum.

At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these Bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.9 Board Action without a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.

3.10 Fees and Compensation of Directors.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

3.11 Chairperson and Vice Chairperson.

The Board may, but shall not be obligated to, appoint a Chairperson and a Vice Chairperson. Such individuals must be directors of the Corporation, and they shall automatically vacate the positions of Chairperson and Vice Chairperson concurrently with their resignation, removal or other termination from the Board. The Chairperson and Vice Chairperson shall perform such functions as are defined in these Bylaws or otherwise defined by the Board from time to time, but the Chairperson and Vice Chairperson shall not be deemed “officers” of the Corporation within the meaning of such term as used in these Bylaws solely by virtue of being Chairperson or Vice Chairperson, as applicable.

Article IV - Committees

4.1 Committees of Directors.

The Board may designate one (1) or more committees, each committee to consist, of one (1) or more of the directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these Bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.

4.2 Committee Minutes.

Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

4.3 Meetings and Actions of Committees.

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i) Section 3.5 (place of meetings; meetings by telephone);

(ii) Section 3.6 (regular meetings);

(iii) Section 3.7 (special meetings; notice);

(iv)Section 3.9 (board action without a meeting); and

(v) Section 7.13 (waiver of notice),

with such changes in the context of those Bylaws as are necessary to substitute the committee and its members for the Board and its members. However:

(i) the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii) special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and

(iii) the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.3, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

4.4 Subcommittees.

Unless otherwise provided in the Certificate of Incorporation, these Bylaws or the resolutions of the Board designating the committee, a committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

Article V - Officers

5.1 Officers.

The officers of the Corporation shall include a Chief Executive Officer and a Secretary. The Corporation may also have, at the discretion of the Board, a Chief Financial Officer, a Treasurer, one (1) or more Vice Presidents, one (1) or more Assistant Vice Presidents, one (1) or more Assistant Treasurers, one (1) or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these Bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.

5.2 Appointment of Officers.

The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these Bylaws.

5.3 Subordinate Officers.

The Board may appoint, or empower the Chief Executive Officer to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the Board may from time to time determine.

5.4 Removal and Resignation of Officers.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5 Vacancies in Offices.

Any vacancy occurring in any office of the Corporation shall be filled by the Board or as provided in Section 5.2.

5.6 Representation of Shares of Other Corporations.

The Chairperson of the Board, the Chief Executive Officer, or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7 Authority and Duties of Officers.

All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

5.8 Compensation.

The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.

Article VI - Records

A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

Article VII - General Matters

7.1 Execution of Corporate Contracts and Instruments.

The Board, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

7.2 Stock Certificates.

The shares of the Corporation shall be represented by certificates, provided that the Board by resolution may provide that some or all of the shares of any class or series of stock of the Corporation shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chief Executive Officer, the President, Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

7.3 Special Designation of Certificates.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

7.4 Lost Certificates.

Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

7.5 Shares Without Certificates

The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

7.6 Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

7.7 Dividends.

The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

7.8 Fiscal Year.

The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

7.9 Seal.

The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

7.10 Transfer of Stock.

Shares of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

7.11 Stock Transfer Agreements.

The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

7.12 Registered Stockholders.

The Corporation:

(i) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

(ii) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

7.13 Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.

Article VIII - Notice

8.1 Delivery of Notice; Notice by Electronic Transmission.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these Bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iii) if by any other form of electronic transmission, when directed to the stockholder.

Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two (2) consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice, provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Article IX - Indemnification

9.1 Indemnification of Directors and Officers.

The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any director or officer of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership (a “covered person”), joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 9.4, the Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board.

9.2 Indemnification of Others.

The Corporation shall have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

9.3 Prepayment of Expenses.

The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by any covered person, and may pay the expenses incurred by any employee or agent of the Corporation, in defending any Proceeding in advance of its final disposition; provided, however, that such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article IX or otherwise.

9.4 Determination; Claim.

If a claim for indemnification (following the final disposition of such Proceeding) under this Article IX is not paid in full within sixty (60) days, or a claim for advancement of expenses under this Article IX is not paid in full within thirty (30) days, after a written claim therefor has been received by the Corporation the claimant may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

9.5 Non-Exclusivity of Rights.

The rights conferred on any person by this Article IX shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

9.6 Insurance.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

9.7 Other Indemnification.

The Corporation’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

9.8 Continuation of Indemnification.

The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article IX shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

9.9 Amendment or Repeal; Interpretation.

The provisions of this Article IX shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a director or officer of the Corporation (whether before or after the adoption of these Bylaws), in consideration of such person’s performance of such services, and pursuant to this Article IX the Corporation intends to be legally bound to each such current or former director or officer of the Corporation. With respect to current and former directors and officers of the Corporation, the rights conferred under this Article IX are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of these Bylaws. With respect to any directors or officers of the Corporation who commence service following adoption of these Bylaws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such director or officer commencing service as a director or officer of the Corporation. Any repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or director of the Corporation in effect prior to the time of such repeal or modification.

Any reference to an officer of the Corporation in this Article IX shall be deemed to refer exclusively to the Chief Executive Officer, President, and Secretary, or other officer of the Corporation appointed by (x) the Board pursuant to Article V of these Bylaws or (y) an officer to whom the Board has delegated the power to appoint officers pursuant to Article V of these Bylaws, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and Bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article IX.

Article X - Amendments

The Board is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.

Article XI - Definitions

As used in these Bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

Annex D

Execution Version

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Agreement”) is made and entered into as of July 21, 2026 by and among Kensington Capital Sponsor VI LLC, a Delaware limited liability company (the “Sponsor”), Kensington Capital Acquisition Corp. VI, a Cayman Islands exempted company (which shall domesticate as a Delaware corporation prior to the Closing) (the “Purchaser”), and Nth Cycle, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS:

WHEREAS, as of the date of this Agreement, the Sponsor is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of (i) 9,857,142 Purchaser Class B Ordinary Shares and (ii) 11,533,333 private placement warrants to purchase Purchaser Class A Ordinary Shares at an exercise price of $11.50 per share (the “Private Placement Warrants”; and collectively, the “Subject Securities”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Purchaser and the Company have entered into the Business Combination Agreement (as it may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), pursuant to which, among other things, the Purchaser and the Company intend to consummate a business combination; and

WHEREAS, as an inducement to the Purchaser and the Company to enter into the Business Combination Agreement and to consummate the Transactions, the Sponsor desires to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, and the representations, warranties, covenants and agreements contained in this Agreement, and for other consideration, the receipt and sufficiency of which is acknowledged and agreed to by the parties, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Business Combination Agreement. The Sponsor hereby acknowledges that it has read the Business Combination Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. The Sponsor shall be bound by, be subject to and comply with Sections 6.06 (No Solicitation), 6.16 (Public Announcements) and 6.17 (Confidential Information) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if it were an original signatory to the Business Combination Agreement with respect to such provisions.

Section 1.2 No Transfer.

(a) Unless otherwise deemed a Permitted Transfer (as defined below), during the period commencing on the date hereof and ending on the earliest of (a) the Closing, (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 8.01 (Termination) thereof (the earlier of (a) and (b), the “Expiration Time”) and (c) the liquidation of the Purchaser, the Sponsor shall not, without the prior written consent of the Company, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Securities owned by the Sponsor, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities owned by the Sponsor or (iii) take any action in furtherance of any of the matters described in the foregoing clause (i) or (ii) (each, a “Transfer”).

(b) “Permitted Transfer” means any Transfer of Subject Securities (i) to (A) any officer or director of the Purchaser, the Company or the Sponsor, (B) any Affiliates or family members of the officers or directors of the Purchaser, the Company or the Sponsor, or (C) any direct or indirect partners, members or equity holders of the Sponsor or any related investment funds or vehicles controlled or managed by such Persons or their respective Affiliates (including, for the avoidance of doubt, where such Person is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), (ii) to a nominee or custodian of a Person to whom a Transfer would be permitted under clause (i), (iii) in connection with any legal, regulatory or other order, (iv) to a third party in connection with any non-redemption, backstop arrangement or other similar arrangement, (v) as otherwise mutually agreed upon between the Sponsor, the Purchaser and the Company, or (vi) to the Purchaser, the Company or the Sponsor; provided, however, that in the case of clauses (i) through (vi), as a precondition to such Transfer, such transferee must enter into a written agreement with the Company and the Purchaser agreeing to assume all of the obligations under this Agreement with respect to such Subject Securities and to be bound by the transfer restrictions set forth in this Agreement (to the extent applicable); provided, further, that, no Transfer permitted under this Section 1.2 shall relieve the Sponsor of its obligations under this Agreement.

Section 1.3 New Shares. In the event that (a) any Purchaser Ordinary Shares, Private Placement Warrants or other equity securities of the Purchaser are issued to the Sponsor after the date of this Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of, on or affecting the Purchaser Ordinary Shares or the Private Placement Warrants owned by the Sponsor or otherwise, (b) the Sponsor purchases or otherwise acquires beneficial ownership of any Purchaser Ordinary Shares, Private Placement Warrants or other equity securities of the Purchaser after the date of this Agreement, or (c) the Sponsor acquires the right to vote or share in the voting of any Purchaser Ordinary Shares or other equity securities of the Purchaser after the date of this Agreement (such Purchaser Ordinary Shares, Private Placement Warrants or other equity securities of the Purchaser, collectively, the “New Securities”), then such New Securities acquired or purchased by the Sponsor shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Securities owned by the Sponsor as of the date hereof.

Section 1.4 Closing Date Deliverables. On the Closing Date, the Sponsor shall deliver to the Purchaser and the Company a duly executed copy of the A&R Registration Rights Agreement and the Sponsor Lock-Up Agreement.

Section 1.5 Agreements.

(a) At any meeting of the Purchaser Shareholders, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the Purchaser Shareholders is sought, the Sponsor agrees that it shall (i) appear at each such meeting or otherwise cause all of its Subject Securities, which are entitled to vote, to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Subject Securities, which are entitled to vote:

(i) in favor of each Transaction Proposal;

(ii) against any Alternative Transaction or any proposal relating to an Alternative Transaction (in each case, other than the Transaction Proposals);

(iii) against any merger agreement or merger (other than the Business Combination Agreement and the Transactions), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Purchaser;

(iv) against any change in the business, management or board of directors of the Purchaser (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or the Ancillary Documents); and

(v) against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement or the Transactions, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Purchaser under the Business Combination Agreement, (C) result in any of the conditions set forth in Article VII (Closing Conditions) of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor contained in this Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, the Purchaser.

The Sponsor hereby agrees that the Sponsor shall not commit or agree to take any action inconsistent with the foregoing.

(b) The Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, the Insider Letter (as defined below), including the obligations pursuant to Section 1 therein to not redeem any Purchaser Ordinary Shares in connection with the Transactions.

Section 1.6 No Challenges. The Sponsor agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Purchaser, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into this Agreement, the Business Combination Agreement or the Transactions. Notwithstanding anything herein to the contrary, nothing in this Agreement shall limit or restrict the ability of the Sponsor to enforce its rights under this Agreement or any other Ancillary Document to which it is a party or seek any other remedies with respect to any breach of this Agreement or such other Ancillary Document by any other party hereto or thereto, including by commencing any action in connection therewith.

Section 1.7 Further Assurances. The Sponsor shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the transactions contemplated hereby on the terms and subject to the conditions set forth herein and the Transactions on the terms and subject to the conditions set forth in the Business Combination Agreement.

Section 1.8 No Inconsistent Agreement. The Sponsor hereby represents and covenants that the Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of its obligations hereunder.

Section 1.9 Insider Letter. The parties acknowledge and agree that the letter agreement, dated as of March 3, 2026, by and among the Purchaser, the Sponsor and certain of the Purchaser’s current and former officers and directors (the “Insider Letter”), remains outstanding and in full force and effect; provided, however, that solely for purposes of this Agreement and in connection with the Transactions, Sponsor and the Purchaser shall be permitted to amend paragraph 8(a) of the Insider Letter such that restrictions on the transfer set forth therein shall expire six months after the completion of the Business Combination rather than one year thereafter, as previously contemplated. Except as set forth in the foregoing sentence, neither the Sponsor nor the Purchaser shall amend, terminate or otherwise modify the Insider Letter without the Company’s prior written consent.

Section 1.10 Waiver of Anti-Dilution Provision. The Sponsor hereby (but subject to the consummation of the Transactions) waives (for itself, for its successors, heirs and assigns), to the fullest extent permitted by law and the amended and restated memorandum and articles of association of the Purchaser (as may be amended from time to time, the “Articles”), any and all anti-dilution rights with respect to the rate that the Purchaser Class B Ordinary Shares held by the Sponsor convert into Purchaser Class A Ordinary Shares in connection with the transactions contemplated by the Business Combination Agreement. The waiver specified in this Section 1.10 shall be applicable only in connection with the Transactions and the transactions contemplated by this Agreement (and any Purchaser Class A Ordinary Shares, shares of Domesticated Purchaser Common Stock or equity-linked securities issued in connection with the Transactions and the transactions contemplated by this Agreement) and shall be void and of no force and effect if the Business Combination Agreement shall be terminated for any reason.

Section 1.11 Sponsor Share Conversion. Immediately prior to the Domestication, the Sponsor shall elect to convert each Purchaser Class B Ordinary Share held by it, on a one-for-one basis, into one1 Purchaser Class A Ordinary Share.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Sponsor. The Sponsor represents and warrants as of the date hereof to the Purchaser and the Company as follows:

(a) Ownership. The Sponsor is the record and beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of, and has good title to, all of the Subject Securities, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens pursuant to (i) this Agreement, (ii) the Purchaser’s Organizational Documents, (iii) the Business Combination Agreement, (iv) the Insider Letter, (v) the Sponsor’s Organizational Documents, (vi) agreements between the Sponsor and its members or partners or (vii) any applicable securities Laws. The Subject Securities are the only equity securities in the Purchaser owned of record or beneficially by the Sponsor on the date of this Agreement, and none of the Subject Securities will be subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities, except as provided hereunder and under the Insider Letter. Other than the Private Placement Warrants held by the Sponsor, the Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Purchaser or any equity securities convertible into, or which can be exchanged for, equity securities of the Purchaser.

(b) Organization; Due Authorization. The Sponsor is duly organized, validly existing and in good standing as a limited liability company under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within the Sponsor’s powers and have been duly authorized by all necessary limited liability company actions on the part of the Sponsor. This Agreement has been duly executed and delivered by the Sponsor and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of the Sponsor, enforceable against the Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the Sponsor.

(c) No Conflicts. The execution and delivery of this Agreement by the Sponsor does not, and the performance by the Sponsor of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of the Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon the Sponsor or the Subject Securities held or to be held by the Sponsor), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Agreement.

(d) Litigation. There are no Legal Proceedings pending against the Sponsor, or to the knowledge of the Sponsor threatened in writing against the Sponsor, before (or, in the case of threatened Legal Proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Agreement.

(e) Brokerage Fees. Except as described on Section 5.16 (Finders and Broker) of the Purchaser Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by the Sponsor, for which the Purchaser or any of its Affiliates may become liable.

(f) Affiliate Arrangements. Except as set forth on Schedule I attached hereto or in any Purchaser SEC Reports, neither the Sponsor nor anyone related by blood, marriage or adoption to the Sponsor, to the knowledge of the Sponsor, or any Person in which such Sponsor has a direct or indirect legal, contractual or beneficial ownership of 5% or greater is party to, or has any rights with respect to or arising from, any Contract with Purchaser or its Subsidiaries.

(g) Acknowledgment. The Sponsor understands and acknowledges that each of the Purchaser and the Company is entering into the Business Combination Agreement in reliance upon the Sponsor’s execution and delivery of this Agreement.

ARTICLE III

MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) the liquidation of the Purchaser and (c) the written agreement of the Sponsor, the Purchaser, and the Company. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the parties hereto, and any assignment without such consent shall be null and void; provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder.

Section 3.3 Specific Performance. Each party hereto acknowledges that the rights of each party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any party hereto, money damages may be inadequate and the non-breaching parties may not have an adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable party hereto in accordance with their specific terms or were otherwise breached. Accordingly, each party hereto shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

Section 3.4 Amendment. This Agreement may be amended, supplemented, modified or terminated only by execution of a written instrument signed by the Purchaser, the Company and the Sponsor.

Section 3.5 Miscellaneous. Sections 9.02 (Notices), 9.05 (Governing Law), 9.06 (Jurisdiction), 9.08 (Waiver of Jury Trial), 9.10 (Severability), 9.12 (Entire Agreement), 9.13 (Interpretation), 9.14 (Counterparts) and 9.16 (Waiver of Claims Against Trust) of the Business Combination Agreement are each hereby incorporated into this Agreement (including any relevant definitions contained in any such Sections), mutatis mutandis.

[The next page is the first signature page]

IN WITNESS WHEREOF, each party hereto has caused this Sponsor Support Agreement to be signed and delivered as of the date first written above.

The Sponsor:

KENSINGTON CAPITAL SPONSOR VI LLC

By:	/s/ Justin Mirro
Name: Justin Mirro
Title: Managing Member

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, each party hereto has caused this Sponsor Support Agreement to be signed and delivered as of the date first written above.

The Purchaser:

KENSINGTON CAPITAL ACQUISITION CORP. VI

By:	/s/ Justin Mirro
Name: Justin Mirro
Title: Chairman and CEO

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, each party hereto has caused this Sponsor Support Agreement to be signed and delivered as of the date first written above.

The Company:

NTH CYCLE, INC.

By:	/s/ Megan Patricia O’Connor
Name: Megan Patricia O’Connor
Title: Co-founder and CEO

[Signature Page to Sponsor Support Agreement]

SCHEDULE I

Affiliate Agreements

None.

Annex E

Execution Version

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”) is made and entered into as of [•], 2026 by and among Kensington Capital Acquisition Corp. VI, a Cayman Islands exempted company (which shall transfer by way of continuation and domesticate as a Delaware corporation prior to the Closing) (the “Purchaser”), the Persons set forth on Schedule I hereto (the “Sellers”) and Nth Cycle, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS:

WHEREAS, as of the date of this Agreement, the Sellers are the holders of such number and type of equity securities of the Company, including, without limitation, Company Common Stock, Company Convertible Securities, Company Preferred Stock, Company Options and Company Warrants (the “Company Securities”), as are indicated opposite each of their names on Schedule I attached hereto (collectively, the “Subject Securities”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Purchaser and the Company have entered into the Business Combination Agreement (as it may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), pursuant to which, among other things, the Purchaser and the Company intend to consummate a business combination; and

WHEREAS, as an inducement to the Purchaser and the Company to enter into the Business Combination Agreement and to consummate the Transactions, the parties hereto desire to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, and the representations, warranties, covenants and agreements contained in this Agreement, and for other consideration, the receipt and sufficiency of which is acknowledged and agreed to by the parties, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

Voting and SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Business Combination Agreement. Each of the Sellers hereby acknowledges that he, she or it has read the Business Combination Agreement and this Agreement and has had the opportunity to consult with his, her or its tax and legal advisors. Each of the Sellers shall be bound by and comply with Section 6.06 (No Solicitation), Section 6.16 (Public Announcements) and Section 6.17 (Confidential Information) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if such Seller was an original signatory to the Business Combination Agreement with respect to such provisions.

Section 1.2 No Transfer.

(a) Unless otherwise deemed a Permitted Transfer (as defined below), during the period commencing on the date hereof and ending on the earliest of (a) the Closing, (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 8.01 (Termination) thereof (the earlier of (a) and (b), the “Expiration Time”) and (c) the liquidation of the Company, the Sellers shall not, without the prior written consent of the Purchaser and the Company, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities or (iii) take any action in furtherance of any of the matters described in the foregoing clause (i) or (ii) (each, a “Transfer”).

(b) “Permitted Transfer” means any Transfer of Subject Securities (i) to any Affiliates or family members of such Seller, (ii) to any investment funds or vehicles controlled or managed by such Seller or its Affiliates, (iii) by gift to a trust, the beneficiary of which is a Person to whom a Transfer would be permitted under clause (i), or to a charitable organization, (iv) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual, (v) in the case of an individual, pursuant to a qualified domestic relations order, (vi) to a nominee or custodian of a Person to whom a Transfer would be permitted under clause (i), (vii) in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust, (viii) to a third party in connection with any non-redemption, backstop arrangement or other similar arrangement, (ix) in connection with any legal, regulatory or other order, or (x) as otherwise mutually agreed upon between such Seller, the Purchaser and the Company; provided, however, that in the case of clauses (i) through (viii) and clause (x), as a precondition to such Transfer, such transferee must enter into a written agreement with the Company and the Purchaser agreeing to assume all of the obligations under this Agreement with respect to such Subject Securities and to be bound by the transfer restrictions set forth in this Agreement (to the extent applicable); provided, further, however, that, no Transfer permitted under this Section 1.2 shall relieve such Seller of its obligations under this Agreement.

Section 1.3 New Shares. In the event that (a) any shares of Company Securities are issued to a Seller after the date of this Agreement pursuant to any dividend, split, recapitalization, reclassification, combination or exchange of, on or affecting the Company Securities owned by such Seller or otherwise, (b) a Seller purchases or otherwise acquires beneficial ownership of any Company Securities after the date of this Agreement, or (c) a Seller acquires the right to vote or share in the voting of any Company Securities after the date of this Agreement (such Company Securities, collectively, the “New Securities”), then such New Securities acquired or purchased by such Seller shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Securities owned by such Seller as of the date hereof.

Section 1.4 Closing Date Deliverables. On the Closing Date, each of the Sellers shall deliver:

(a) a properly completed and duly executed IRS Form W-9 or applicable Form W-8 from such Seller; and

(b) a duly executed copy of the Lock-Up Agreement, in substantially the form attached as Exhibit A hereto.

Section 1.5 Seller Agreements. Subject to the earlier termination of this Agreement in accordance with Section 3.1 and the last paragraph of this Section 1.5, each of the Sellers, solely in his, her or its capacity as a stockholder or proxy holder of the Company, irrevocably and unconditionally agrees, and agrees to cause any other holder of record of any of its Subject Securities, to validly execute and deliver to the Company in respect of all of the Subject Securities, no later than the second Business Day following the date that the consent solicitation statement/prospectus included in the Registration Statement is disseminated to the Company’s stockholders (following the date that the Registration Statement becomes effective), a written consent in substantially the form attached as Exhibit B hereto (the “Written Consent”), as may be revised to address any comments from the SEC, with respect to all of the Subject Securities. In addition, at any meeting of the stockholders of the Company, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of the Company is sought, each of the Sellers shall (i) appear at each such meeting or otherwise cause all of its Subject Securities, which are entitled to vote, to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or validly execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of his, her or its Subject Securities, which are entitled to vote:

(a) to approve the exercise of the drag-along rights set forth in Section 3 of the Second Amended and Restated Voting Agreement, dated as of April 5, 2023, by and among the Company, the Sellers and certain other Company stockholders (as may be amended from time to time) (the “Company Voting Agreement”);

(b) to approve and adopt the Business Combination Agreement and the consummation of the Transactions and any other matters reasonably requested by the Company that are necessary for the consummation of the Transactions;

(c) in favor of the adoption of the Certificate of Amendment to the certificate of incorporation of the Company in substantially the form attached as Exhibit C hereto;

(d) in any other circumstances upon which a consent or other approval is required under the Company’s Organizational Documents or investment agreements with respect to the Business Combination Agreement or the other transactions contemplated by the Business Combination Agreement, in favor thereof;

(e) against any Alternative Transaction or any proposal relating to an Alternative Transaction;

(f) against any merger agreement or merger (other than the Business Combination Agreement and the Transactions), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company;

(g) against any change in the business or board of directors of the Company (other than pursuant to the Business Combination Agreement or the Ancillary Documents);

(h) against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement or the Transactions, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Business Combination Agreement, (C) result in any of the conditions set forth in Article VII (Closing Conditions) of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Seller contained in this Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, the Company; and

(i) to convert all outstanding shares of Company Preferred Stock into Company Common Stock as of immediately prior to the First Effective Time (and after giving effect to the conversions and exercises described in Sections 2.01(a)-(b) of the Business Combination Agreement) in accordance with the Company’s Organizational Documents.

Each Seller hereby agrees that he, she or it shall not commit or agree to take any action inconsistent with the foregoing.

Section 1.6 Conditional Irrevocable Proxy. Each of the Sellers hereby irrevocably appoints Company (and any Person or Persons designated by Company) as its attorney-in-fact and proxy with full power of substitution and resubstitution, (i) to execute and deliver, on such Seller’s behalf, the Lock-Up Agreement, if, and only if, such Seller fails to execute and deliver the Lock-Up Agreement in accordance with the provisions of Section 1.4(b) (Closing Date Deliverables) and (ii) to the full extent of such Seller’s voting rights with respect to all of such Seller’s Subject Securities (which proxy is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of such Seller) and which appointment is coupled with an interest, including for purposes of Section 212 of the DGCL) to vote (or issue instructions to the record holder to vote), and to execute (or issue instructions to the record holder to execute) written consents with respect to, all such Seller’s Subject Securities solely on the matters described in, and in accordance with the provisions of Section 1.5 (Seller Agreements), if, and only if, such Seller fails to comply with the provisions of Section 1.5 (Seller Agreements) (such proxy, the “Conditional Proxy”). The Conditional Proxy shall automatically and without further action be revoked, terminated and of no further force or effect, immediately upon the valid termination of this Agreement in accordance with Section 3.1 (Termination). Each Seller agrees to execute any further agreement or form reasonably necessary or appropriate to confirm and effectuate the grant of the Conditional Proxy contained herein and hereby revokes any proxy previously granted by such Seller with respect to its Subject Securities that covers matters addressed by this Agreement.

Section 1.7 No Challenges. Each Seller agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Purchaser, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into this Agreement, the Business Combination Agreement or the Transactions.

Section 1.8 Further Assurances. Each Seller shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws, or as reasonably requested by Purchaser or the Company, to effect the actions set forth herein and to consummate the transactions contemplated hereby on the terms and subject to the conditions set forth herein and the Transactions on the terms and subject to the conditions set forth in the Business Combination Agreement.

Section 1.9 No Inconsistent Agreement. Each Seller hereby represents and covenants that such Seller has not entered into, and shall not enter into, any agreement that would restrict, limit, or interfere with the performance of such Seller’s obligations hereunder. Each Seller agrees to reasonably promptly notify the Purchaser in writing of any updates to Schedule I hereto after the date hereof and prior to Closing.

Section 1.10 Appraisal Rights. Each Seller hereby waives and agrees not to exercise any rights of appraisal or rights to dissent from the Transactions that he, she or it may have with respect to the Subject Securities under applicable Law.

Section 1.11 Consent to Disclosure. Each Seller hereby consents to the publication and disclosure in the Proxy Statement/Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any documents or communications provided by the Purchaser or the Company to any Governmental Authority and to Purchaser Shareholders) of such Seller’s identity and beneficial ownership of the Subject Securities and the nature of such Seller’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by the Purchaser and the Company, a copy of this Agreement. Each Seller will promptly provide any information reasonably requested by Purchaser or the Company that is reasonably necessary for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Sellers. Each Seller, severally and not jointly, represents and warrants as of the date hereof to the Purchaser and the Company, in each case, only with respect to his, her or itself, as follows:

(a) Organization; Due Authorization. (i) If the Seller is a natural person, he or she has all the requisite power and authority and has taken all action necessary in order to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby, and (ii) if the Seller is not a natural person, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Seller’s corporate, limited liability company or similar organizational powers and have been duly authorized by all necessary corporate, limited liability company, or similar organizational actions on the part of such Seller. This Agreement has been duly executed and delivered by such Seller and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes a legally valid and binding obligation of such Seller, enforceable against such Seller in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of such Seller.

(b) Ownership. Such Seller is the record and beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of, and has good title to, all of its Subject Securities, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens pursuant to (i) this Agreement, (ii) the Company’s Organizational Documents, (iii) the Business Combination Agreement, (iv) the Company Voting Agreement, (v) if the Seller is not a natural person, the Seller’s Organizational Documents or (vi) any applicable securities Laws. Such Seller’s Subject Securities are the only equity securities of the Company owned of record or beneficially by such Seller on the date of this Agreement, and none of such Subject Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities, except as provided hereunder and under the Company Voting Agreement. Other than the Subject Securities, such Seller does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.

(c) Consents. Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by such Seller from, or to be given by such Seller to, or be made by such Seller with, any Governmental Authority in connection with the execution, delivery and performance by such Seller of this Agreement, the consummation of the transactions contemplated hereby or the Mergers or the other transactions contemplated by the Business Combination Agreement.

(d) No Conflicts. The execution and delivery of this Agreement by such Seller does not, and the performance by such Seller of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of such Seller, or (ii) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Seller or such Seller’s Subject Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Seller of its obligations under this Agreement.

(e) Adequate Information. Such Seller has been furnished or given access to adequate information concerning the business and financial condition of Purchaser and the Company to make an informed decision regarding this Agreement and the Transactions and has independently and without reliance upon Purchaser or the Company and based on such information as such Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Seller acknowledges that Purchaser and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Seller acknowledges that the agreements contained herein with respect to the Subject Securities held by such Seller are irrevocable and result in the waiver of any right of such Seller to demand appraisal in connection with the Business Combination under Section 262 of the General Corporation Law of the State of Delaware and any other Law.

(f) Litigation. There are no Legal Proceedings pending against such Seller or, to the knowledge of such Seller, threatened in writing against such Seller, before (or, in the case of threatened Legal Proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Seller of its obligations under this Agreement.

(g) Brokerage Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by such Seller in his, her or its capacity as a stockholder of the Company, for which the Company or any of its Affiliates may become liable.

(h) Acknowledgement. Such Seller understands and acknowledges that each of the Purchaser and the Company is entering into the Business Combination Agreement in reliance upon such Seller’s execution and delivery of this Agreement.

ARTICLE III

MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) the liquidation of the Company and (c) the written agreement of the Sellers, the Purchaser, and the Company. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the parties hereto, and any assignment without such consent shall be null and void; provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder.

Section 3.3 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Purchaser any direct or indirect ownership or incidence of ownership of or with respect to the Subject Securities of such Seller. During the term of this Agreement, all rights, ownership and economic benefits of and relating to the Subject Securities of such Seller shall remain vested in and belong to such Seller, and Purchaser shall have no authority to direct such Seller in the voting or disposition of any of such Seller’s Subject Securities, except as otherwise provided herein.

Section 3.4 No Third-Party Beneficiaries. Each Seller hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of Purchaser in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any Legal Proceeding that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as parties hereto.

Section 3.5 Specific Performance. Each party hereto acknowledges that the rights of each party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any party hereto, money damages may be inadequate and the non-breaching parties may not have an adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable party hereto in accordance with their specific terms or were otherwise breached. Accordingly, each party hereto shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

Section 3.6 Amendment. This Agreement may be amended, supplemented, modified or terminated only by execution of a written instrument signed by the Purchaser, the Company and the applicable Seller.

Section 3.7 Waiver. No failure or delay by any party exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the parties hereto hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

Section 3.8 Miscellaneous. Sections 9.02 (Notices), 9.05 (Governing Law), 9.06 (Jurisdiction), 9.08 (Waiver of Jury Trial), 9.10 (Severability), 9.12 (Entire Agreement), 9.13 (Interpretation), 9.14 (Counterparts) and 9.16 (Waiver of Claims Against Trust) of the Business Combination Agreement are each hereby incorporated into this Agreement (including any relevant definitions contained in any such Sections), mutatis mutandis.

[The next page is the first signature page]

IN WITNESS WHEREOF, each party hereto has caused this Voting and Support Agreement to be signed and delivered as of the date first written above.

The Purchaser:

KENSINGTON CAPITAL ACQUISITION CORP. VI

By:
Name:
Title:

The Company: NTH Cycle, INC.

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

The Sellers:

[•]

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]